Form 10-K405, Exhibit 13
period 1995-12-31
FIRST FINANCIAL CORP /IN/
filed 1996-03-27
CIK 714562

                                                               EXHIBIT 13
FINANCIAL REVIEW

CONTENTS

 Five-Year Comparison of Selected Financial Data..............       8

 Audited Financial Statements and Related Notes...............       9

 Reports of Management and Independent Accountants............      24

 Management's Discussion and Analysis.........................      25

 Results of Operations -- Summary for 1995....................      26

 Financial Condition -- Summary...............................      28

 Capital Resources............................................      32

 Interest Rate Sensitivity and Liquidity......................      32

 Average Consolidated Balance Sheet...........................      34

 Market and Dividend Information..............................      35

 Selected Quarterly Financial Data............................      35




NOTE: This Financial Review begins with page 7 of the annual Form 10-K, as filed with the Securities and Exchange Commission. Upon written request, the Corporation will provide without charge to each requesting shareholder a copy of the Corporation's annual report on Form 10-K, which is required to be filed with the Securities and Exchange Commission for the year ended December 31, 1995. Address all requests to:

          MICHAEL A. CARTY, TREASURER - FIRST FINANCIAL CORPORATION
       ONE FIRST FINANCIAL PLAZA - P.O. Box 540 - TERRE HAUTE, IN 47808

            FIVE YEAR COMPARISON OF SELECTED FINANCIAL DATA



(Dollar amounts in thousands
except per share amounts)           1995             1994             1993             1992             1991
---------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Total assets                     $1,443,625       $1,260,084       $1,241,868       $1,225,114       $1,111,728
Investments                         515,409          352,918          401,335          445,688          388,061
Net loans                           823,667          797,051          738,824          684,222          606,527
Deposits                          1,073,548          993,366          996,808          978,839          946,273
Long-term borrowings                 56,721           25,638           41,299           26,556            9,523
Shareholders' equity                130,058          112,553          110,777           95,818           85,599

INCOME STATEMENT DATA:
Interest income                      99,277           84,892           85,409           90,607           91,260
Interest expense                     50,647           37,467           38,423           42,049           50,222
Net interest income                  48,630           47,425           46,986           48,558           41,038
Provision for possible
   loan losses                        2,263            2,584            2,494            3,918            4,056
Other income                          7,289            6,814            7,080            6,035            5,970
Other expenses                       35,592           34,829           34,259           32,819           29,148
Net income                           13,274           12,305           12,922           12,472            9,696

PER SHARE DATA:
Net income                             2.30             2.12*            2.22*            2.16*            1.67*
Cash dividends                          .56              .52*             .49*             .44*             .36*

PERFORMANCE RATIOS:
Net income to average assets           1.00%            1.00%            1.08%            1.10%             .96%
Net income to average
   shareholders' equity               10.99            11.06            12.88            13.86            11.93
Average total capital
   to average assets                   9.78             9.72             9.12             8.63             8.84
Average shareholders' equity
   to average assets                   9.08             9.04             8.39             7.89             8.08
Dividend payout                       24.38            24.73            22.24            20.43            21.54


*Restated to retroactively reflect 1995 stock dividend.

CONSOLIDATED STATEMENTS OF CONDITION


                                                                     YEARS ENDED DECEMBER 31,
                                                                -------------------------------
(Dollar amounts in thousands)                                       1995                  1994
-----------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                          $62,747               $51,947
Federal funds sold                                                     -                23,725
  Investment securities:
  Held-to-maturity                                                     -               174,646
  Available-for-sale                                             515,409               178,272
Loans                                                            824,863               798,933
  Less:
  Unearned income                                                  1,196                 1,882
  Allowance for possible loan losses                              10,087                 9,649
                                                              ----------            ----------
                                                                 813,580               787,402
Accrued interest receivable                                       12,597                 9,704
Premises and equipment                                            23,927                20,011
Other assets                                                      15,365                14,377
                                                              ----------            ----------
    TOTAL ASSETS                                              $1,443,625            $1,260,084
                                                              ==========            ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
  Non-interest-bearing                                        $  128,672            $  125,106
  Interest-bearing:
    Certificates of deposit of $100,000 or more                  143,009               109,306
    Other interest-bearing deposits                              801,867               758,954
                                                              ----------            ----------
                                                               1,073,548               993,366
Short-term borrowings:
  Federal funds purchased and securities sold
    under agreements to repurchase                                68,778                66,685
  Treasury tax and loan open-end note                              3,872                 5,406
  Advances from Federal Home Loan Bank                            95,296                46,272
                                                              ----------            ----------
                                                                 167,946               118,363
Long-term borrowings:
  Advances from Federal Home Loan Bank                            50,070                18,168
  Other borrowings                                                 6,651                 7,470
Other liabilities                                                 15,352                10,164
                                                              ----------            ----------
    TOTAL LIABILITIES                                          1,313,567             1,147,531
Commitments and Contingencies
Shareholders' equity
  Common stock, $.125 stated value per share
  authorized 10,000,000 shares in 1995 and 1994
  issued 5,815,857 for 1995 and 1994, including
  treasury shares of 62,553 for 1995 and 19,600 for 1994             727                   693
  Additional capital                                              33,150                25,498
  Retained earnings                                               91,751                89,399
  Unrealized gains (losses) on available-for-sale
    securities, net of taxes                                       6,368                (2,429)
  Less treasury shares, at cost                                   (1,938)                 (608)
                                                              ----------            ----------
      TOTAL SHAREHOLDERS' EQUITY                                 130,058               112,553
                                                              ----------            ----------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $1,443,625            $1,260,084
                                                              ==========            ==========


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

                                                                Years Ended December 31,
                                                              --------------------------
(Dollar amounts in thousands except per share data)             1995     1994      1993
----------------------------------------------------------------------------------------
INTEREST INCOME:
  Loans                                                       $72,147  $62,790   $60,430
  Investment securities:
    Taxable                                                    19,371   15,079    19,715
    Tax-exempt                                                  7,029    6,549     4,763
  Other interest income                                           730      474       501
                                                              -------  -------   -------
    TOTAL INTEREST INCOME                                      99,277   84,892    85,409
INTEREST EXPENSE:
  Deposits                                                     42,524   32,211    33,518
  Short-term borrowings                                         5,706    3,252     3,016
  Long-term borrowings                                          2,417    2,004     1,889
                                                              -------  -------   -------
      TOTAL INTEREST EXPENSE                                   50,647   37,467    38,423
      NET INTEREST INCOME                                      48,630   47,425    46,986
  Provision for possible loan losses                            2,263    2,584     2,494
                                                              -------  -------   -------
      NET INTEREST INCOME AFTER
        PROVISION FOR POSSIBLE LOAN LOSSES                     46,367   44,841    44,492
OTHER INCOME:
  Trust department income                                       1,448    1,267     1,165
  Service charges on deposit accounts                           1,222    1,215     1,345
  Other service charges and fees                                3,105    2,681     2,464
  Investment securities gains (losses)                             75      (57)      843
  Other                                                         1,439    1,708     1,263
                                                              -------  -------   -------
                                                                7,289    6,814     7,080
OTHER EXPENSES:
  Salaries and employee benefits                               17,941   16,972    16,519
  Occupancy                                                     2,755    2,339     2,032
  Equipment                                                     2,087    2,073     2,147
  Data processing                                               2,031    1,929     1,720
  FDIC insurance                                                1,167    2,237     2,188
  Printing and supplies                                         1,127    1,108     1,076
  Other                                                         8,484    8,171     8,577
                                                              -------  -------   -------
                                                               35,592   34,829    34,259
      INCOME BEFORE INCOME TAXES                               18,064   16,826    17,313
  Income tax expense                                            4,790    4,521     4,391
                                                              -------  -------   -------
      NET INCOME                                              $13,274  $12,305   $12,922
                                                              =======  =======   =======
EARNINGS PER SHARE:
      NET INCOME                                                $2.30    $2.12     $2.22
                                                              =======  =======   =======
  Weighted average number of shares outstanding in thousands    5,769    5,816     5,816
                                                              =======  =======   =======



The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                           Unrealized
                                                              Common   Additional Retained   Gains    Treasury
(Dollar amounts in thousands except per share data)           Stock     Capital   Earnings  (Losses)   Stock    Total
-----------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1992, as restated                        $  693    $25,905   $60,166    $    -   $(1,165)  $ 85,599
Net income                                                        -          -    12,472         -         -     12,472
Treasury stock purchased                                          -          -         -         -      (143)      (143)
Treasury stock reissuance                                         -        165         -         -       274        439
Cash dividends, $.44 per share                                    -          -    (2,549)        -         -     (2,549)
                                                             ------    -------   -------    ------   -------   --------
Balance, December 31, 1992                                      693     26,070    70,089         -    (1,034)    95,818
Net income                                                        -          -    12,922         -         -     12,922
Treasury stock reissuance                                         -        188         -         -       274        462
Treasury stock retirement                                         -       (760)        -         -       760          -
Unrealized gains on available-for-sale
   securities                                                     -          -         -     4,449         -      4,449
Cash dividends, $.49 per share                                    -          -    (2,874)        -         -     (2,874)
                                                             ------    -------   -------    ------   -------   --------
Balance, December 31, 1993                                      693     25,498    80,137     4,449         -    110,777
Net income                                                        -          -    12,305         -         -     12,305
Treasury stock purchased                                          -          -         -         -      (608)      (608)
Unrealized losses on available-for-sale
   securities                                                     -          -         -    (6,878)        -     (6,878)
Cash dividends, $.52 per share                                    -          -    (3,043)        -         -     (3,043)
                                                             ------    -------   -------    ------   -------   --------
Balance, December 31, 1994                                      693     25,498    89,399    (2,429)     (608)   112,553
Stock dividend, 5%                                               34      7,652    (7,686)        -         -          -
Net income                                                        -          -    13,274         -         -     13,274
Treasury stock purchased                                          -          -         -         -    (1,855)    (1,855)
Treasury stock reissuance                                         -          -         -         -       525        525
Unrealized gains on available-for-sale
   securities, net of taxes                                       -          -         -     8,797         -      8,797
Cash dividends, $.56 per share                                    -          -    (3,236)        -         -     (3,236)
                                                             ------    -------   -------    ------   -------   --------
Balance, December 31, 1995                                   $  727    $33,150   $91,751    $6,368   $(1,938)  $130,058
                                                             ======    =======   =======    ======   =======   ========



The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            Years Ended December 31,
                                                          ----------------------------
(Dollar amounts in thousands except per share data)          1995      1994     1993
--------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                 $13,274   $12,305   $12,922
 Adjustments to reconcile net income to net cash
   provided by operating activities:
     Net amortization of premiums (discounts)
       on investment securities                             (1,918)      264     3,196
     Provision for possible loan losses                      2,263     2,584     2,494
     Investment securities (gains) losses                      (75)       57      (843)
     Provision for depreciation and amortization             2,289     2,452     2,252
     Provision for deferred income taxes                      (293)     (704)      904
     Net (increase) decrease in accrued interest
      receivable                                            (2,893)     (552)    1,426
     Other, net                                             (1,806)      917    (4,130)
                                                          --------   -------  --------
       NET CASH PROVIDED BY OPERATING ACTIVITIES            10,841    17,323    18,221
                                                          --------   -------  --------

CASH FLOWS FROM INVESTING ACTIVITIES
 Net increase from purchases and maturities of
   interest-bearing deposits with financial institutions         -     1,181     4,798
 Sales and maturities of investment securities                   -         -   246,007
 Maturity of held-to-maturity securities                         -    22,602         -
 Sales and maturities of available-for-sale securities     115,836   198,905         -
 Purchases of investment securities                              -         -  (199,176)
 Purchases of investment securities:
   Held-to-maturity securities                                   -   (66,215)        -
   Available-for-sale securities                          (261,920) (117,774)        -
 Loans made to customers, net of repayments                (28,342)  (59,151)  (53,878)
 Net decrease (increase) in federal funds sold              23,725     4,110   (25,788)
 Additions to premises and equipment                        (5,687)   (2,814)   (1,828)
                                                          --------   -------  --------
    NET CASH USED BY INVESTING ACTIVITIES                 (156,388)  (19,156)  (29,865)
                                                          --------   -------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net increase (decrease) from sales and
   redemptions of certificates of deposit                   84,121    15,089    (9,142)
 Net increase (decrease) in other deposits                  (3,939)  (18,531)   26,345
 Net increase (decrease) in short-term borrowings           49,582    32,996   (26,860)
 Cash dividends                                             (3,171)   (2,965)   (2,624)
 Proceeds from reissuance of treasury stock                    525         -       462
 Purchases of treasury stock                                (1,855)     (608)        -
 Proceeds from long-term borrowings                         31,098         -    14,892
 Repayments of long-term borrowings                            (14)  (15,661)     (159)
                                                          --------   -------  --------
      NET CASH PROVIDED BY FINANCING ACTIVITIES           $156,347   $10,320    $2,914
                                                          ========   =======  ========
      NET INCREASE (DECREASE) IN CASH AND
        CASH EQUIVALENTS                                    10,800     8,487    (8,730)
      CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR          51,947    43,460    52,190
                                                          --------   -------  --------
      CASH AND CASH EQUIVALENTS, END OF YEAR               $62,747   $51,947   $43,460
                                                          ========   =======  ========
 SUPPLEMENTAL DISCLOSURES OF
   CASH FLOW INFORMATION:
   Cash paid during the year for:
   Interest                                                $49,557   $37,170   $38,525
                                                          ========   =======  ========
   Income taxes                                             $5,456    $4,091    $4,815
                                                          ========   =======  ========



The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

 BUSINESS

 ORGANIZATION The consolidated financial statements of First Financial Corporation and its subsidiaries (the Corporation) include the accounts of the parent company and its wholly-owned subsidiaries, Terre Haute First National Bank (Terre Haute First), First State Bank of Clay County, Indiana (First State), First Citizens State Bank of Newport, Indiana (Citizens), First Farmers State Bank of Sullivan, Indiana (Farmers), First Parke State Bank of Rockville, Indiana (Parke), First Ridge Farm State Bank of Ridge Farm, Illinois (Ridge Farm), and First National Bank of Marshall, Illinois (Marshall). All significant inter-company balances and transactions have been eliminated. All dollar amounts, except per share amounts, presented in these notes have been rounded to the nearest thousand.

 The Corporation, which is headquartered in Terre Haute, Indiana, offers a wide variety of financial services including commercial and consumer lending, lease financing, trust account services and depositor services through its seven subsidiaries.

 Terre Haute First is the largest bank in Vigo County. At the close of business in 1995, it had almost 51% of the total deposits and almost 52% of the total loans of the banks within the county. It operates ten full-service banking branches within the county. In addition to its branches, it has a main office in downtown Terre Haute and a 44,000 square foot operations center in a suburban area of Terre Haute. In December 1994 the Corporation purchased a 50,000-square-foot commercial building on South Third Street in Terre Haute. The building was remodeled to accommodate an expanded operations center and additional office space.

 First State has five branch locations in Clay County, a county contiguous to Vigo County. Citizens has three branches, all of which are located in Vermillion County, a county contiguous to Vigo County. Farmers has six branches of which five are located in Sullivan County and one in Greene County. Sullivan County is contiguous to Vigo County. Ridge Farm is located in Vermilion County, Illinois. Parke has four branches in Parke County, a county contiguous to Vigo County. Marshall is located in Clark County, Illinois, a county contiguous to Vigo County.

 The Corporation operates 30 branches in west central Indiana and east central Illinois. The Corporation's primary source of revenue is derived from loans to customers, primarily middle-income individuals, and investment activities.

 REGULATORY AGENCIES First Financial Corporation is a multi-bank holding company and as such is regulated by various banking agencies. The holding company is regulated by the Seventh District of the Federal Reserve System. The national bank subsidiaries are regulated by the Office of the Comptroller of the Currency. The state bank subsidiaries are jointly regulated by their respective state banking organizations and the Federal Deposit Insurance Corporation.

 SIGNIFICANT ACCOUNTING POLICIES

 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of significant accounting policies used in the consolidated financial statements.

 INVESTMENT SECURITIES The Corporation classifies all investment securities into two categories as follows:

 - Securities classified as "available-for-sale" represent securities that may be sold prior to maturity due to changes in market interest rate risks, prepayment risk, the Corporation's management of its income tax position, general liquidity needs, increases in loan demand or similar factors. Available-for-sale securities are carried at fair value, with the unrealized gains and losses recorded, net of tax, as a separate component of shareholders' equity. Fluctuation in the securities' fair value has no effect on net income.

 - Securities classified as "held-to-maturity" represent those securities which the Corporation has the ability and positive intent to hold to maturity. The Corporation may dispose of such securities under certain unforeseen circumstances, such as issue credit deterioration or regulatory requirements. These securities are carried at amortized cost.

 On November 15, 1995, the Financial Accounting Standards Board (FASB) issued the Special Report, "A Guide to Implementation of Statement of Financial Accounting Standards No. 115 on Accounting for Certain Investments in Debt and Equity Securities," which provides for the one-time reassessment and reclassification of securities from the held-to-maturity category during the period November 15 through December 31, 1995. In accordance with the Special Report, the Corporation transferred held-to-maturity securities with a carrying value of $164.1 million to the available-for-sale category. The fair value of the securities transferred exceeded their carrying value by $4.2 million.

 Realized gains and losses on the sales of investment securities are based on the adjusted cost of the specific security sold.

 LOANS Interest income on loans is recorded as earned. Loans are placed on non-accrual at the time the loan is 90 days delinquent unless the credit is well secured and in the process of collection.

 LEASE FINANCING Terre Haute First provides equipment financing to customers through a variety of lease arrangements. Leases are carried at the aggregate of lease payments receivable plus estimated residual values. Unearned income on the leases is amortized over the lease terms resulting in an approximate level rate of return.

 ALLOWANCE FOR POSSIBLE LOAN LOSSES The allowance for possible loan losses is maintained at a level considered adequate to provide for potential loan losses and is based on management's evaluation of potential losses in the loan portfolio, as well as prevailing and anticipated economic conditions. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrowers' ability to pay, overall portfolio quality and review of specific problem loans.

 In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This Statement requires that impairment of certain loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. SFAS No. 114, as amended by SFAS No. 118, was adopted by the Corporation on January 1, 1995, and did not result in additions to the allowance for loan losses.

 MORTGAGE SERVICING RIGHTS In May 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights." This Statement, which amends SFAS No. 65, requires mortgage banking enterprises to recognize an asset for originated mortgage servicing rights (OMSRs). The cost of originating a mortgage loan is allocated at the time of origination between the loan and the servicing rights based on their relative fair values. Gains are recognized when the loan is sold.

 The Corporation adopted SFAS No. 122 in the fourth quarter of 1995. As this Statement prohibits retroactive application to prior periods, 1994, 1993 and the first three quarters of 1995 were accounted for under SFAS No. 65. The effect of adopting SFAS No. 122 was not material to the Corporation's financial statements.

 PREMISES AND EQUIPMENT Premises and equipment are recorded on the basis of cost less accumulated depreciation. The provision for depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets. Any gain or loss on the retirement of assets, which was not significant in 1995, 1994 or 1993, is recognized currently.

 INCOME TAXES The Corporation utilizes the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

 CASH AND CASH EQUIVALENTS For purposes of cash flows, cash and cash equivalents include cash and due from banks.

 RECLASSIFICATIONS Certain amounts in the 1993 and 1994 consolidated financial statements have been reclassified to conform with the 1995 presentation.


2. FAIR VALUES OF FINANCIAL INSTRUMENTS

   The accompanying notes to the consolidated financial statements include certain disclosures for financial instruments recorded on the consolidated statements of condition at December 31, 1995 and 1994. The fair value estimates are made at a discrete point in time based on relevant market and financial instrument information. Since a market may not exist for a significant portion of the Corporation's financial instruments, these estimates are based on judgment regarding future expected loss experience, current economic conditions, credit risk characteristics, and other factors. These estimates are subjective in nature, involve uncertainties and matters of significant judgment, and cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and values of assets and liabilities not considered financial instruments. The following methodologies and assumptions were used to estimate fair value disclosures for financial instruments:

 CASH AND DUE FROM BANKS, INTEREST-BEARING DEPOSITS WITH FINANCIAL INSTITUTIONS AND FEDERAL FUNDS SOLD: The carrying values for these financial instruments approximate their fair values.

 INVESTMENT SECURITIES: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or dealer quotes.

 LOANS: For variable-rate loans that reprice frequently with no significant change in credit risk, carrying value approximates fair value. The fair values for conforming residential mortgage loans are based on quoted market prices of similar loans sold in the secondary market. The fair values for residential mortgage loans held for investment, commercial loans, real estate loans, consumer loans, and lease financing are estimated using discounted cash flow analyses, using interest rates being offered for loans with similar terms and credit risk. For significant non-performing loans, fair value is based upon discounted cash flows using a rate commensurate with the credit risk or recent appraisals. The carrying value of accrued interest, adjusted for credit risk, approximates its fair value.

 DEPOSITS: The fair values disclosed for non-interest- and interest-bearing demand and savings deposits approximate their carrying values. The fair value of retaining deposit relationships in the future, known as a core deposit intangible which is material, is not considered in the fair value disclosed nor is it recorded in the balance sheet. Fair values for fixed rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered for deposits with comparable maturities. The carrying value of accrued interest on deposits is assumed to approximate its fair value.

 SHORT-TERM BORROWINGS: The fair values of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings approximate their carrying values.

 LONG-TERM BORROWINGS: The fair values of the long-term borrowings are estimated using discounted cash flow analyses, based on rates available to the Corporation for similar types of borrowings.

 OFF-BALANCE-SHEET INSTRUMENTS: Fair values for off-balance-sheet instruments (guarantees and commitments) are based on fees currently charged to enter similar agreements, considering the remaining terms of the agreements and the counterparties' credit standing. The fair values of the Corporation's off-balance-sheet financial instruments at December 31, 1995 and 1994 were immaterial.

 The following table presents a summary of the carrying amounts and fair values of the Corporation's financial instruments at December 31, 1995 and 1994.



                                                        DECEMBER 31,
                                       ---------------------------------------------
                                                1995                     1994
                                       ---------------------      ------------------
                                       CARRYING      FAIR         CARRYING    FAIR
(Dollar amounts in thousands)            VALUE       VALUE         VALUE      VALUE
------------------------------------------------------------------------------------
 Cash and due from banks             $   62,747   $   62,747     $ 51,947   $ 51,947
 Federal funds sold                           -            -       23,725     23,725
 Investment securities (Note 4)
   Available-for-sale securities        515,409      515,409      178,272    178,272
   Held-to-maturity securities                -            -      174,646    168,879
 Loans (Note 5)                         824,863      837,151      798,933    786,369
   Accrued interest receivable           12,597       12,597        9,704      9,704
   Deposits (Note 8)                  1,073,548    1,075,671      993,366    989,733
   Short-term borrowings (Note 8)       167,946      167,946      118,363    118,363
   Long-term borrowings (Note 9)         56,721       57,147       25,638     24,428


3. RESTRICTIONS ON CASH AND DUE FROM BANKS:

   Certain affiliate banks are required to maintain average reserve balances with the Federal Reserve Bank. The amount of those reserve balances for the period including December 31, 1995, was approximately $14.0 million.

4. INVESTMENT SECURITIES:
As of December 31, 1995, the Corporation does not have any securities from any issuer with an aggregate book value or fair value that exceeds ten percent of shareholders' equity.

The amortized cost, estimated fair value and carrying value of investment securities are summarized as follows:


                                                              December 31, 1995
                                             -----------------------------------------------------------------
                                                                   Unrealized
                                             Amortized      ----------------------     Fair        Carrying
(Dollar amounts in thousands)                  Cost           Gains        Losses      Value        Value
--------------------------------------------------------------------------------------------------------------
AVAILABLE-FOR-SALE:
 United States Government                   $  5,660        $    35      $     -     $  5,695      $  5,695
 United States Government agencies           285,752          4,401         (551)     289,602       289,602
 Collateralized mortgage obligations          66,264          1,506         (158)      67,612        67,612
 State and municipal                         139,435          4,085         (523)     142,997       142,997
 Corporate obligations                         8,776            734           (7)       9,503         9,503
                                            --------        -------      -------     --------      --------
     TOTAL                                  $505,887        $10,761      $(1,239)    $515,409      $515,409
                                            ========        =======      =======     ========      ========


                                                              December 31, 1995
                                             -----------------------------------------------------------------
                                                                   Unrealized
                                             Amortized      ----------------------     Fair        Carrying
(Dollar amounts in thousands)                  Cost           Gains        Losses      Value        Value
--------------------------------------------------------------------------------------------------------------
AVAILABLE-FOR-SALE:
 United States Government                   $  4,805        $     -     $    (79)    $  4,726      $  4,726
 United States Government agencies           138,520            281       (4,605)     134,196       134,196
 Collateralized mortgage obligations          39,908             46         (604)      39,350        39,350
                                            --------        -------      -------     --------      --------
                                             183,233            327       (5,288)     178,272       178,272
                                            --------        -------      -------     --------      --------
HELD-TO-MATURITY:
 State and municipal                         142,058            567       (5,493)     137,132       142,058
 Corporate obligations                        15,913             39         (271)      15,681        15,913
 United States Government agencies            16,675              1         (610)      16,066        16,675
                                            --------        -------      -------     --------      --------
                                             174,646            607       (6,374)     168,879       174,646
                                            --------        -------      -------     --------      --------
   TOTAL                                    $357,879        $   934     $(11,662)    $347,151      $352,918
                                            ========        =======      =======     ========      ========


Investment securities with a par value amounting to approximately $100.6 million at December 31, 1995, were pledged as collateral for borrowings and for other purposes.

The carrying value and estimated fair values of investment securities as of December 31, 1995, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations with or without penalties. Also shown for 1995 are the weighted average yields computed on a tax equivalent basis, assuming a federal income tax rate of 34%.



                                            Available-for-Sale
                                       -----------------------       Weighted
                                       Amortized        Fair         Average
  (Dollar amounts in thousands)          Cost           Value         Yields
-------------------------------------------------------------------------------
  Due in one year or less               $127,801      $129,294       7.60%
                                                                     =====
  Due after one but within five years    105,444       107,374       6.91%
                                                                     =====
  Due after five but within ten years     78,803        80,578       7.41%
                                                                     =====
  Due after ten years                      5,356         5,579       8.10%
                                                                     =====
  Mortgage backed securities             188,483       192,584       7.37%
                                        --------      --------       =====
      TOTAL                             $505,887      $515,409
                                        ========      ========

 Below is a summary of the gross gains and losses and the net gain (loss) realized by the Corporation from investments sold during the years ended December 31, 1995, 1994 and 1993. Sales proceeds from available-for-sale securities aggregated $60.3 million in 1995.


  (Dollar amounts in thousands)     1995       1994      1993
-------------------------------------------------------------------------
    Gross gains                  $   202     $ 1,039    $1,009
    Gross losses                    (127)     (1,096)     (166)
                                 -------     -------    ------
    Net gain (loss)              $    75     $   (57)   $  843
                                 =======     =======    ======


5. LOANS:

   Loans are summarized as follows:



                                                              December 31, 1995
                                                ---------------------------------------------
                                                       1995                     1994
                                                -----------------       ---------------------
                                                Carrying     Fair         Carrying      Fair
(Dollar amounts in thousands)                    Value       Value          Value       Value
---------------------------------------------------------------------------------------------
  Commercial, financial and agricultural        $170,179    $166,031     $163,268    $158,777
  Real estate - construction                      22,134      21,788       20,446      20,003
  Real estate - mortgage                         430,673     450,189      424,427     419,647
  Installment                                    197,726     194,915      185,533     182,529
  Lease financing                                  4,151       4,228        5,259       5,413
                                                --------    --------     --------    --------
       TOTAL                                    $824,863    $837,151     $798,933    $786,369
                                                ========    ========     ========    ========


 In the normal course of business, the Corporation's subsidiary banks make loans to directors and executive officers and to their associates. These related party loans are consistent with sound banking practices and are within applicable bank regulatory lending limitations. In 1995 the aggregate dollar amount of these loans to directors and executive officers who held office at the end of the year amounted to $35.1 million at the beginning of the year. During 1995, advances of $22.5 million and repayments of $25.1 million were made with respect to related party loans for an aggregate dollar amount of $32.5 million at December 31, 1995. The amount of such loans aggregated $32.2 million at December 31, 1994.


6. ALLOWANCE FOR POSSIBLE LOAN LOSSES:

   Changes in the allowance for possible loan losses are summarized as follows:



                                                          December 31,
                                                  ---------------------------
(Dollar amounts in thousands)                       1995      1994      1993
-----------------------------------------------------------------------------
  Balance at beginning of year                    $9,649    $9,060    $9,875
  Provision for possible loan losses               2,263     2,584     2,494
  Recoveries of loans previously charged off       1,276       892       811
  Loans charged off                               (3,101)   (2,887)   (4,120)
                                                 -------    ------    ------
     BALANCE AT END OF YEAR                      $10,087    $9,649    $9,060
                                                 =======    ======    ======


 At December 31, 1995, the Corporation had $3.4 million in impaired loans calculated under SFAS No. 114. Based on the estimated fair market value of the related collateral as measured in accordance with SFAS No. 114, $3.3 million of these impaired loans have an allowance of $779 thousand to cover estimated collateral deficiencies. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is fully assured, in which case interest is recognized on the cash basis for certain troubled debt restructuring as included in the impaired loan data above.

7. PREMISES AND EQUIPMENT:

   Premises and equipment are summarized as follows:

                                            December 31,
                                        --------------------
(Dollar amounts in thousands)             1995         1994
------------------------------------------------------------
Land                                     $2,861       $2,793
Building and leasehold improvements      21,510       20,563
Furniture and equipment                  18,459       14,055
                                        -------      -------
                                         42,830       37,411
Less accumulated depreciation           (18,903)     (17,400)
                                        -------      -------
  TOTAL                                 $23,927      $20,011
                                        =======      =======


8. DEPOSITS AND SHORT-TERM BORROWINGS:

   The carrying and fair values of deposits are as follows at December 31, 1995 and 1994:

                                                   1995                       1994
                                        ------------------------    ----------------------
                                          Carrying          Fair     Carrying         Fair
(Dollar amounts in thousands)                Value         Value        Value        Value
------------------------------------------------------------------------------------------
Non-interest-bearing demand deposits      $128,672      $128,672     $125,106     $125,106
Interest-bearing demand deposits           268,091       268,091      258,636      258,636
Savings deposits                           111,239       111,239      130,919      130,919

Time deposits:
  $100,000 or more                         143,009       143,835      109,306      108,569
  Other time deposits                      422,537       423,834      369,399      366,503
                                        ----------    ----------     --------     --------
                                        $1,073,548    $1,075,671     $993,366     $989,733
                                        ==========    ==========     ========     ========

9. LONG-TERM BORROWINGS:

Long-term borrowings at December 31, 1995 and 1994 are summarized as follows:

                                                                1995                           1994
                                                    ------------------------       --------------------------
                                                     Carrying          Fair        Carrying             Fair
(Dollar amounts in thousands)                          Value           Value         Value             Value
-------------------------------------------------------------------------------------------------------------

City of Terre Haute, Indiana adjustable tender
  economic development revenue bonds, series 1985      $6,600          $6,600         $ 6,600        $  6,600
Term promissory note - bank                                 -               -             805             790
Other                                                      51              51              65              65
                                                    ---------       ---------        --------      ----------
  TOTAL                                                $6,651        $  6,651         $ 7,470        $  7,455
                                                    =========       =========        ========      ==========
Advances from the Federal Home Loan Bank             $145,366        $145,792         $64,440        $ 63,245
Advances classified as short-term borrowings          (95,296)        (95,296)        (46,272)        (46,272)
                                                    ---------       ---------        --------      ----------
Advances classified as long-term debt                 $50,070         $50,496         $18,168        $ 16,973
                                                    =========       =========        ========      ==========

The aggregate minimum annual retirements of long-term borrowings are as follows:

                              1996                                   $95,296
                              1997                                     7,852
                              1998                                    22,703
                              1999                                    13,322
                              2000                                     2,103
                              Thereafter                              10,741
                                                                    --------
                                                                    $152,017
                              Less current portion                   (95,296)
                                                                    --------
                                                                     $56,721
                                                                    ========

The economic development revenue bonds (bonds) require periodic interest payments each year until maturity or redemption. The interest rate, which was 3.90% at December 31, 1995, is determined by a formula which considers rates for comparable bonds and is adjusted periodically based on the frequency selected by the bondholder at the date of purchase. The bonds are collateralized by a first mortgage on the Corporation's headquarters building. The bonds mature December 1, 2015, and bondholders may periodically require earlier redemption.

The Corporation may use funds available under a letter of credit from another financial institution to repay principal on bonds redeemed during the term of the letter of credit. The letter of credit expires November 1, 1996, with an option to renew for another five-year period. Funds advanced under the letter of credit are due five years from the date of the advance. No bonds were redeemed during 1995. Assuming that any redemptions required under the bonds will be funded by the letter of credit, or by other similar borrowings, if redemptions occur after 1996, there are no principal maturities of the bonds within the next five years.


The above debt agreements require the Corporation to meet certain financial covenants. The most restrictive covenants require the Corporation to maintain a Tier I capital ratio of at least 6.2% and net income to average assets of 0.6%. At December 31, 1995, the Corporation was in compliance with all of its debt covenants.

All of the Corporation's Indiana subsidiary banks are members of the Federal Home Loan Bank (FHLB) of Indianapolis and, accordingly, are permitted to obtain advances. The advances from the FHLB aggregating $145.4 million at December 31, 1995, accrue interest at annual rates varying from 5.56% to 8.0%. The advances are due at various dates through April 2003.


10. INCOME TAXES:

Income tax expense is summarized as follows:


(Dollar amounts in thousands)      1995    1994    1993
-------------------------------------------------------
 Federal:
    Currently payable            $3,404  $3,684  $2,390
    Deferred                       (230)   (584)  1,385
                                 ------  ------  ------
                                  3,174   3,100   3,775
 State:
    Currently payable             1,679   1,541   1,097
    Deferred                        (63)   (120)   (481)
                                 ------  ------  ------
                                  1,616   1,421     616
                                 ------  ------  ------
      TOTAL                      $4,790  $4,521  $4,391
                                 ======  ======  ======



Income tax expense (credit) with respect to investment securities gains amounted to approximately $20 thousand, $(15) thousand and $214 thousand in 1995, 1994 and 1993, respectively.


The major components of deferred income taxes are as follows:



    (Dollar amounts in thousands)       1995    1994   1993
    -------------------------------------------------------
    Provision for possible loan losses  $174  $ (747)  $925
    Lease financing                      (11)   (200)  (455)
    Depreciation                         (20)     41      -
    Pension expense                        3      32      -
    Deferred compensation                132      (5)   219
    Other, net                            15     175    215
                                       -----   -----   ----
      TOTAL                             $293  $ (704)  $904
                                       =====   =====   ====

The reconciliation of income tax expense with the amount computed by applying the statutory federal income tax rate to income before income taxes is summarized as follows:



(Dollar amounts in thousands)                               1995          1994           1993
----------------------------------------------------------------------------------------------
Federal income taxes computed at the statutory rate        $6,185       $ 5,721       $ 5,886
Add (deduct) tax effect of:
Nontaxable income from tax-exempt investments and loans    (2,283)       (2,154)       (1,876)
State tax, net of federal benefit                           1,067           938           724
Investment tax credit                                        (280)         (211)          (91)
Other, net                                                    101           227          (252)
                                                          -------       -------       -------
                                                           (1,395)       (1,200)       (1,495)
                                                          -------       -------       -------
   TOTAL                                                   $4,790       $ 4,521       $ 4,391
                                                          =======       =======       =======

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1995 and 1994, are as follows:

(Dollar amounts in thousands)                                                1995          1994
------------------------------------------------------------------------------------------------
Deferred tax assets:
  Loans, principally the allowance for loan losses                          $3,995        $3,821
  Unrealized losses on available-for-sale securities                             -         1,347
  Deferred compensation                                                        517           385
  Compensated absences, principally due to accrual
    for financial reporting purposes                                           231           216
  Other                                                                        177            59
                                                                           -------       -------
    Total gross deferred tax assets                                         $4,920        $5,828
                                                                           -------       -------
Deferred tax liabilities:
  Unrealized gains on available-for-sale securities                         (4,632)            -
  Premises and equipment, principally due to differences in depreciation      (676)         (656)
  Lease financing, principally due to bases differences between tax
    and financial reporting                                                   (407)         (396)
  Pensions, principally due to amounts that are nondeductible until paid      (583)         (586)
  Loans, principally due to deferred fees and costs                            (42)          (88)
  Other                                                                       (164)            -
                                                                           -------       -------
    Total gross deferred liabilities                                        (6,504)       (1,726)
                                                                           -------       -------
      Net deferred tax assets (liabilities)                                $(1,584)       $4,102
                                                                           =======       =======


The Corporation has paid income taxes during the last three preceding years that exceed the recorded deferred income tax asset.


11. SHAREHOLDERS' EQUITY:

The Corporation's Board of Directors approved a 5% stock dividend payable on July 3, 1995, to shareholders of record on June 20, 1995. Accordingly, the Corporation transferred $7.7 million from retained earnings to reflect this dividend. All share and per share information has been restated.

At December 31, 1995, approximately $27.2 million of undistributed earnings of the subsidiary banks, included in consolidated retained earnings, were available for distribution to the parent company as dividends without regulatory approval. In practice, the Corporation further limits dividends to maintain adequate capital.

12. COMMITMENTS AND CONTINGENCIES:

    Terre Haute First is obligated to pay minimum fees approximating $599 thousand in 1996 under a facilities management contract for data processing services, which expires April 1996. In addition, the Terre Haute First Board of Directors approved changing the facilities management contract to in-house processing. Terre Haute First is obligated to pay $370 thousand in 1996 related to this conversion. The minimum payment for the perpetual license and maintenance fee is $96 thousand annually.

    In the normal course of business, the Corporation is subject to various claims and other pending and possible legal actions. Management believes that the results of these claims and possible legal actions will not have a material adverse effect on the Corporation's financial position or results of operations.

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

    The Corporation grants loans to customers primarily in west central
    Indiana and eastern Illinois. Substantially all loans are collateralized by specific items including accounts receivable, inventory, property, plant and equipment, consumer assets, residential and commercial real estate and income-producing commercial properties.

    The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include conditional commitments and standby letters of credit. The financial instruments involve to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the financial statements. The Corporation's maximum exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to make loans is limited generally by the contractual amount of those instruments. The Corporation follows the same credit policy to make such commitments as is followed for those loans recorded in the financial statements.

    The Corporation had unused lines of credit of $62.4 million and $59.3 million and commitments to extend credit of $4.3 million and $3.3 million as of December 31, 1995 and 1994, respectively. In addition, the Corporation had outstanding commitments of $1.8 million and $2.6 million under standby letters of credit as of December 31, 1995 and 1994, respectively. The fair values of the Corporation's off-balance-sheet financial instruments at December 31, 1995 and 1994 were immaterial.

14. RETIREMENT PLANS:

    Substantially all employees of the Corporation are covered by a retirement program that consists of a defined benefit plan and an employee stock ownership plan (ESOP). Benefits under the defined benefit plan are actuarially determined based on an employee's service and compensation, as defined, and funded as necessary.

    Assets in the ESOP are considered in calculating the funding to the defined benefit plan required to provide such benefits. Any shortfall of benefits under the ESOP are to be provided by the defined benefit plan. The ESOP may provide benefits beyond those determined under the defined benefit plan. Contributions to the ESOP are determined by the Corporation's Board of Directors. During 1995, 1994 and 1993, the Corporation made no contribution to the defined benefit plan. The Corporation contributed $525, $525 and $462 to the ESOP in 1995, 1994 and 1993, respectively.

    Pension expense included the following components:



(Dollar amounts in thousands)                          1995           1994          1993
----------------------------------------------------------------------------------------
Service cost - benefits earned                       $   765      $   763       $   611
Interest cost on projected benefit obligation            777          694           674
Actual (return) loss on plan assets                   (1,252)         838        (3,704)
Net amortization and deferral                            240       (1,864)        2,948
                                                     -------      -------       -------
    Total pension expense                            $   530      $   431       $   529
                                                     =======      =======       =======


The information on the following page sets forth the funded status of the Corporation's retirement program. Actuarial present value of benefits is based on service to date and present pay levels.

                                                                                 December 31,
                                                                             -------------------
(Dollar amounts in thousands)                                                    1995     1994
------------------------------------------------------------------------------------------------
 Vested                                                                       $10,978   $ 7,499
 Nonvested                                                                        354      (217)
                                                                              -------   --------
 Accumulated benefits obligation                                               11,332     7,282
                                                                              -------   --------
 Additional amounts related to
   projected pay increases                                                      4,467     2,422
                                                                              -------   --------
 Total projected benefit obligation                                           $15,799   $ 9,704
 Assets at fair value, consisting primarily
   of the Corporation's common stock                                           15,996    14,607
                                                                              -------   --------
 Excess of assets over projected benefits                                         197     4,903
 Unrecognized net loss                                                           (871)   (2,491)
 Unrecognized prior service cost                                                  111       126
 Unrecognized net transition asset                                              2,051    (1,045)
                                                                              -------   --------
 Prepaid pension asset recognized in the
   statement of condition                                                     $ 1,488   $ 1,493
                                                                              =======   =======
Principal assumptions used:
  Discount rate                                                                  6.00%     8.00%
                                                                              =======   =======
  Rate of increase in compensation levels                                        6.00%     5.50%
                                                                              =======   =======
  Expected long-term rate of return on plan assets                               7.00%     7.00%
                                                                              =======   =======

15. PARENT COMPANY CONDENSED FINANCIAL STATEMENTS:

    The parent company's condensed statements of condition as of December 31, 1995 and 1994, and the related condensed statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 1995, are as follows:

    STATEMENTS OF CONDITION                                          December 31,
                                                              ----------------------
(Dollar amounts in thousands)                                     1995       1994
------------------------------------------------------------------------------------
ASSETS
 Cash deposits in affiliated banks                            $  1,926    $  1,811
 Investments in bank subsidiaries                              128,262     111,111
 Land and headquarters building, net                             7,565       7,801
 Other                                                           3,484       3,108
                                                              --------    --------
    TOTAL ASSETS                                              $141,237    $123,831
                                                              ========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
 Long-term borrowings                                         $  7,457    $  8,371
 Dividends payable                                               1,611       1,547
 Other liabilities                                               2,111       1,360
                                                              --------    --------
    TOTAL LIABILITIES                                           11,179      11,278
                                                              --------    --------
SHAREHOLDERS' EQUITY:
 Common stock                                                      727         693
 Additional capital                                             33,150      25,498
 Retained earnings                                              91,751      89,399
 Unrealized gains (losses) on available-for-sale securities
   of bank subsidiaries, net of tax                              6,368      (2,429)
 Less treasury shares, at cost                                  (1,938)       (608)
                                                              --------    --------
    TOTAL SHAREHOLDERS' EQUITY                                 130,058     112,553
                                                              --------    --------

    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $141,237    $123,831
                                                              ========    ========

STATEMENTS OF INCOME AND RETAINED EARNINGS



                                                                    Years Ended December 31,
                                                                ---------------------------------
(Dollar amounts in thousands)                                     1995        1994         1993
-------------------------------------------------------------------------------------------------
Income:
  Dividends from bank subsidiaries                              $ 5,065     $ 3,270      $ 3,051
  Other income                                                      847         833          834
                                                                -------     -------      -------
  Total income                                                    5,912       4,103        3,885
Expenses:
  Interest on long-term borrowings                                  460         435          411
  Other operating expenses                                          718         604          703
                                                                -------     -------      -------
    Total operating expenses                                      1,178       1,039        1,114
                                                                -------     -------      -------

    Income before income taxes and equity
      in undistributed earnings of bank subsidiaries              4,734       3,064        2,771
  Income tax (expense) credit                                        83        (574)         268
                                                                -------     -------      -------
    Income before equity in undistributed
      earnings of bank subsidiaries                               4,817       2,490        3,039
Equity in undistributed earnings of bank subsidiaries             8,457       9,815        9,883
                                                                -------     -------      -------
    Net income                                                  $13,274     $12,305      $12,922
                                                                =======     =======      =======


STATEMENTS OF CASH FLOWS

                                                           Years Ended December 31,
(Dollar amounts in thousands)                               1995     1994     1993
------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                 $13,274  $12,305  $12,922
  Adjustments to reconcile net income to net
    cash provided by operating activities:
     Depreciation                                              165      160      160
     Equity in undistributed earnings of bank
        subsidiaries  (8,457)  (9,815)  (9,883)
     Increase in other liabilities                             540      839       11
     Decrease (increase) in other assets                         8       (3)     273
                                                           -------  -------  -------
     NET CASH PROVIDED BY OPERATING ACTIVITIES             $ 5,530  $ 3,486  $ 3,483
CASH FLOWS FROM INVESTING ACTIVITIES:
 Additional investment in bank subsidiaries                      -        -     (328)
                                                           -------  -------  -------
       NET CASH USED IN INVESTING ACTIVITIES                     -        -     (328)
                                                           -------  -------  -------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Principal payments on long-term borrowings                   (914)    (216)    (210)
 Proceeds from reissuance of treasury stock                    525        -      462
 Purchase of treasury stock                                 (1,855)    (608)       -
 Dividends paid                                             (3,171)  (2,965)  (2,576)
                                                           -------  -------  -------
       NET CASH USED BY FINANCING ACTIVITIES                (5,415)  (3,789)  (2,324)
                                                           -------  -------  -------
       NET INCREASE (DECREASE) IN CASH                         115     (303)     831
       CASH, BEGINNING OF YEAR                               1,811    2,114    1,283
                                                           -------  -------  -------
       CASH, END OF YEAR                                     1,926    1,811    2,114
                                                           =======  =======  =======
 Supplemental disclosures of cash flow information:
   Cash paid during the year for:
     Interest                                                 $458     $435     $410
                                                           =======  =======  =======
     Income taxes                                          $ 5,456  $ 4,091  $ 4,815
                                                           =======  =======  =======

RESPONSIBILITY FOR FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of First Financial Corporation:

     The management of First Financial Corporation has prepared and is responsible for the preparation and accuracy of the financial statements and other information included in this report. The financial statements have been prepared in accordance with generally accepted accounting principles and where appropriate, include amounts based on judgments and estimates by management.

     To fulfill its responsibility, the Corporation maintains and continues to refine a system of internal accounting controls and procedures to provide reasonable assurance that (i) the Corporation's assets are safeguarded; (ii) transactions are executed in accordance with proper management authorization; and (iii) financial records are reliable for the preparation of financial statements. The design, monitoring and revision of internal accounting control systems involve, among other things, management judgments with respect to the relative costs and expected benefits of such control procedures.

     Coopers & Lybrand L.L.P. performs an independent audit of the Corporation's financial statements for the purpose of determining that such statements are presented in conformity with generally accepted accounting principles and their report appears below. The independent accountants are appointed based upon recommendations by the Examining and Trust Audit Committee and approved by the Board of Directors.

     The Examining and Trust Audit Committee of the Board of Directors, composed of three independent directors, meets periodically with the Corporation's management and the independent accountants to discuss the audit scope and findings as well as address internal control systems and financial reporting matters. The independent accountants have direct access to the Examining and Trust Audit Committee.


             Donald E. Smith                      Michael A. Carty
             Donald E. Smith                      Michael A. Carty
             President & Chief Executive Officer  Treasurer

REPORT OF INDEPENDENT ACCOUNTANTS

     We have audited the accompanying consolidated statements of condition of First Financial Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Financial Corporation and subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



Coopers and Lybrand L.L.P.

Indianapolis, Indiana
February 9, 1996

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following information provides management's discussion and analysis of First Financial Corporation's financial condition and the results of its operations. The information presented should be read in conjunction with the audited financial statements and related footnotes appearing elsewhere in this report.

First Financial Corporation (the Corporation) is a multi-bank holding company. The Corporation, which is headquartered in Terre Haute, Indiana, offers a wide variety of financial services including commercial and consumer lending, lease financing, trust account services and depositor services through its seven subsidiaries. The Corporation's principal subsidiary is Terre Haute First National Bank (Terre Haute First) located in Vigo County. The Corporation's other six wholly-owned bank subsidiaries are First State Bank of Clay County, Indiana (First State), First Citizens State Bank of Newport, Indiana (Citizens), First Farmers State Bank of Sullivan, Indiana (Farmers), First Ridge Farm State Bank of Ridge Farm, Illinois (Ridge Farm), First Parke State Bank of Rockville, Indiana (Parke), and First National Bank of Marshall, Illinois (Marshall). At the close of business in 1995, the Corporation and its subsidiaries had 642 full time equivalent employees.

Terre Haute First is the largest bank in Vigo County. At the close of business in 1995, it had almost 51% of the total deposits and almost 52% of the total loans of the banks within the county. It operates ten full-service banking branches within the county. In addition to its branches, it has a main office in downtown Terre Haute and a 44,000 square foot operations center in a suburban area of Terre Haute. In December 1994 the Corporation purchased a 50,000-square-foot commercial building on South Third Street in Terre Haute. The building was remodeled to accommodate an expanded operations center and additional office space.

First State has five branch locations in Clay County, a county contiguous to Vigo County. Citizens has three branches, all of which are located in Vermilion County, a county contiguous to Vigo County. Farmers has six branches of which five are located in Sullivan County and one in Greene County. Sullivan County is contiguous to Vigo County. Ridge Farm is located in Vermilion County, Illinois. Parke has four branches in Parke County, a county contiguous to Vigo County. Marshall is located in Clark County, Illinois, a county contiguous to Vigo County.

Terre Haute First faces competition from other financial institutions in Vigo County. These competitors include three commercial banks, a mutual savings bank and other financial institutions, including consumer finance companies, credit unions and one federal savings bank. The six other bank subsidiaries have similar competition in their primary market areas. The number of competitors of each subsidiary is as follows:

     FIRST STATE--Three commercial banks, two credit unions and one brokerage firm in Clay County, Indiana.

     CITIZENS--Three commercial banks, two credit unions and one brokerage firm in Vermilion County, Indiana.

     FARMERS--Two commercial banks, one savings and loan, and one brokerage firm in Sullivan County, Indiana, and three commercial banks in Greene County, Indiana.

     PARKE--Two commercial banks, five credit unions and two brokerage firms in Parke County, Indiana.

     RIDGE FARM--Four commercial banks, one savings and loan, five credit unions and two brokerage firms in Vermilion County, Illinois.

     MARSHALL--Three commercial banks and one savings and loan in Clark County, Illinois.

The Corporation's business activities are centered in west central Indiana and east central Illinois. The Corporation has no foreign activities other than periodically investing available funds in time deposits held in foreign branches of domestic banks.

The economy of the Wabash Valley, our market area, performed better in 1995 in terms of employment growth and lower unemployment rate than the nation. Our banks' policies of normally making loans in their market area has resulted in a geographic concentration of loans. However, our loan-to-deposit ratio of 76.7% is comparable to the average ratio of bank holding companies of a similar size. The banks have the ability to fund continued growth, which should result in improved net interest margin and net income. In 1995 there has been continued retail and industrial construction in the Wabash Valley. This should provide a base for a steady, modest growth in our market area during the coming year.

In December 1995, the Corporation reached an agreement to merge with Crawford Bancorp, Inc., with total assets of approximately $103 million. The merger is expected to be completed in the third quarter of 1996, subject to customary closing conditions, including regulatory approvals.

There are no other presently known trends, events or uncertainties that will have or that are reasonably likely to have a material effect on the Corporation's liquidity, capital resources or operations for 1996.

RESULTS OF OPERATIONS--SUMMARY FOR 1995

Net income for 1995 was $13.3 million or $2.30 per share. The increased earnings over 1994 net income of $12.3 million or $2.12 per share were primarily the result of improved net interest income, increased income from sources other than interest and a reduction in the amount paid for insurance from the Federal Deposit Insurance Corporation.

The primary components of income and expense affecting net income are discussed in the following analysis.

NET INTEREST INCOME

The principal source of the Corporation's earnings is net interest income, which represents the difference between interest earned on loans and investments and the interest cost associated with deposits and other sources of funding.

Total average interest-earning assets increased to $1,248.8 million or 8.2% from $1,154.2 million in 1994 and the yield on these assets increased 7.7% from 7.68% in 1994 to 8.27% in 1995. Total average interest-bearing liabilities amounted to $1,076.1 million in 1995 compared to $997.5 million in 1994, while the yield on these interest-bearing liabilities increased 25.6% from 3.75% in 1994 to 4.71% in 1995.

On a tax equivalent basis, net interest income increased $1.5 million from $51.2 million in 1994 to $52.7 million in 1995. Although the net interest income increased as compared to the same period of 1994, the net interest margin for the year decreased from 4.43% in 1994 to 4.22% in 1995. This decrease is the result of higher costs of interest-bearing liabilities because of strong competition for funds.

The following table sets forth the components of net interest income due to changes in volume and rate. The table information compares 1995 to 1994 and 1994 to 1993.


                                              1995 COMPARED TO 1994                    1994 COMPARED TO 1993
                                           INCREASE (DECREASE) DUE TO                INCREASE (DECREASE) DUE TO
                                     ------------------------------------      -------------------------------------
                                                        VOLUME/                                  VOLUME/
(DOLLAR AMOUNTS IN THOUSANDS)        VOLUME    RATE      RATE       TOTAL      VOLUME     RATE     RATE     TOTAL
--------------------------------------------------------------------------------------------------------------------
Interest earned on
   interest-earning assets:
     Loans (1)                       $4,760   $4,331    $  327      $9,418     $5,699    $(3,048)  $ (286)   $2,365
 Taxable investment
       securities                     1,917    2,108       268       4,293     (4,584)       (69)      17    (4,636)
 Tax-exempt
       investment
       securities (1)                   270      445        12         727      3,332       (428)    (198)    2,706
     Federal funds sold                 139      113        36         288        (91)       196      (47)       58
     Interest-bearing
       deposits:
       Domestic                         (32)     (32)       32         (32)       (17)        (9)       3       (23)
       Foreign                            -        -         -           -        (64)       (64)      64       (64)
                                     ------   ------    ------     -------     ------    -------   ------    ------
 Total interest income               $7,054   $6,965    $  675     $14,694     $4,275    $(3,422)  $ (447)   $  406
                                     ------   ------    ------     -------     ------    -------   ------    ------

 Interest paid on
   interest-bearing
   liabilities:
   Savings deposits                  (1,172)     573       (66)       (665)       560     (1,303)     (67)     (810)
   Time deposits                      4,720    5,155     1,103      10,978       (157)      (352)       2      (507)
   Federal funds
     purchased
     and securities sold
     under agreement to
     repurchase                        (349)     855      (150)        356       (486)       603     (145)      (28)
   Other                              1,643      585       296       2,524        156        207       11       374
                                     ------   ------   -------     -------     ------    -------   ------    ------
 Total interest expense               4,842    7,168     1,183      13,193         73       (845)    (199)     (971)
                                     ------   ------   -------     -------     ------    -------   ------    ------
 Net interest income                 $2,212   $(203)   $  (508)    $ 1,501     $4,202    $(2,577)  $ (248)   $1,377
                                     ======   ======   =======     =======     ======    =======   ======    ======


      (1) Changes in interest income include the effect of tax equivalent adjustments using a federal tax rate of 34%.

PROVISION FOR POSSIBLE LOAN LOSSES

 The provision for possible loan losses is established by charging current earnings with an amount which will maintain the allowance for possible loan losses at a level sufficient to provide for potential losses in the Corporation's loan portfolio. Management considers several factors in determining the provision, including loss experience, changes in the composition of the portfolio, the financial condition of borrowers, economic trends, and general economic conditions. The provision for possible loan losses totaled $2.3 million for 1995 as compared to $2.6 million for 1994.

 Net charge-offs for 1995 decreased to $1.8 million or 8.5% from 1994. At December 31, 1995, the resulting allowance for possible loan losses was $10.1 million or 1.22% of total loans, net of unearned income. A year earlier the allowance was 1.21% of total loans.

OTHER INCOME

 Other income increased in 1995 to $7.3 million from $6.8 million earned in 1994. There were no major contributing factors for this increase. Most of the components of other income increased slightly.

OTHER EXPENSES

 Other expenses totaled $35.6 million for 1995 compared to $34.8 million for 1994. This represents an increase of $763 thousand or 2.2% for 1995. Although the Corporation had a decrease of $1.0 million or 47.8% in the FDIC insurance adjustment, it was offset by most of the other components of other expenses, which increased slightly for 1995. Salaries and related benefits, the largest component of this group, increased from $17.0 million to $17.9 million or 5.7%. The primary reasons for this increase were higher average salaries and a larger number of full time equivalent employees for 1995 of 642 compared to 624 at the end of 1994. Occupancy expenses increased 17.8% from 1994 levels. All other expenses for 1995 increased to $8.5 million from $8.2 million as compared to the same period of 1994.

INCOME TAXES

  The Corporation's federal income tax provision was $3.2 million in 1995 compared to a provision of $3.1 million in 1994. The overall effective tax rate in 1995 of 26.5% compares to a 1994 effective rate of 26.9%. In 1995, state tax expense also increased slightly to $1.6 million from $1.4 million in 1994.

COMPARISON OF 1994 TO 1993

 Net income for 1994 was $12.3 million or $2.12 per share compared to $12.9 million in 1993 or $2.22 per share. This decreased income was primarily the result of recognizing $57 thousand of losses on securities sold for 1994 while recognizing $843 thousand of gains on securities sold in 1993.

 Net interest income for 1994 as compared to 1993 remained almost unchanged. Net yield on interest-earning assets was 4.43% for both years.

FINANCIAL CONDITION--SUMMARY

The Corporation's total assets increased to a record $1,444 million at December 31, 1995, up from $1,260 million a year earlier. Loans, net of unearned income, increased by $26.6 million, to $823.7 million. The increase in loans was primarily funded by deposits and advances from the Federal Home Loan Bank. Advances from the Federal Home Loan Bank at December 31, 1995, were $145.4 million, of which $95.3 million represents short-term obligations. Total shareholders' equity at December 31, 1995, was $130.1 million compared to $112.6 million a year earlier. Following is an analysis of the components of the Corporation's statement of condition. Information describing the components of the Corporation's investment securities, the market value, maturities and weighted average yields of the investments is included in Note 4 of the related notes to the consolidated financial statements.


LOAN PORTFOLIO

  Loans outstanding by major category as of December 31 for each of the last five years and the maturities and interest sensitivity of the loans outstanding as of December 31, 1995, are set forth in the following analysis.


   (Dollar amounts in thousands)                          1995      1994      1993     1992       1991
--------------------------------------------------------------------------------------------------------
   LOAN CATEGORY
   Commercial, financial and agricultural               $170,179  $163,268  $153,841  $158,707  $141,586
   Real estate - construction                             22,134    20,446    17,109    16,255    14,340
   Real estate - mortgage                                430,673   424,427   400,594   362,138   306,473
   Installment                                           197,726   185,533   163,486   143,579   140,975
   Lease financing                                         4,151     5,259     7,121     9,183    13,053
                                                        --------  --------  --------  --------  --------
           TOTAL                                        $824,863  $798,933  $742,151  $689,862  $616,427
                                                        ========  ========  ========  ========  ========

                                                                            After One   After
                                                                  Within    But Within  Five
  (Dollar amounts in thousands)                                  One Year   Five Years  Years    Total
--------------------------------------------------------------------------------------------------------
   MATURITY DISTRIBUTION
   Commercial, financial and agricultural                         $78,015     $38,306  $53,858  $170,179
   Real estate - construction                                      11,265       3,337    7,532    22,134
                                                                  -------     -------  ------- ---------
           TOTAL                                                  $89,280     $41,643  $61,390  $192,313
                                                                  =======     =======  ======= =========

   Real estate - mortgage                                                                        430,673
   Installment                                                                                   197,726
   Lease financing                                                                                 4,151
                                                                                               ---------
           TOTAL LOANS                                                                          $824,863
                                                                                               =========

   Loans maturing after one year with:
     Fixed interest rates                                                     $20,446  $13,305
     Variable interest rates                                                   21,197   48,085
                                                                              -------  -------
           TOTAL                                                              $41,643  $61,390
                                                                              =======  =======

ALLOWANCE FOR POSSIBLE LOAN LOSSES

 The activity in the Corporation's allowance for possible loan losses is shown in the following analysis:


  (Dollar amounts in thousands)                       1995      1994      1993      1992      1991
----------------------------------------------------------------------------------------------------
  Amount of loans outstanding
     at December 31,                                $824,863  $798,933  $742,151  $689,862  $616,427
                                                    ========  ========  ========  ========  ========
  Average amount of loans by year                   $822,401  $764,750  $699,191  $626,827  $574,488
                                                    ========  ========  ========  ========  ========

  Allowance for possible loan
     losses at beginning of year                    $  9,649  $  9,060  $  9,875  $  8,479  $  6,545
  Loans charged off:
     Commercial, financial and agricultural            1,086     1,482     1,433     1,218     1,215
     Real estate - mortgage                              165       124     1,438       519       578
     Installment                                       1,702     1,279     1,146     1,195     1,091
     Leasing                                             148         2       103        58       119
                                                    --------  --------  --------  --------  --------
         Total loans charged off                       3,101     2,887     4,120     2,990     3,003
                                                    --------  --------  --------  --------  --------

  Recoveries of loans previously charged off:
     Commercial, financial and agricultural              712       382       377       104       316
     Real estate - mortgage                              137       127        94        65       292
     Installment                                         420       374       313       232       260
     Leasing                                               7         9        27        67        13
                                                    --------  --------  --------  --------  --------
          Total recoveries                              1,276       892       811       468       881
                                                    --------  --------  --------  --------  --------

  Net loans charged off                                1,825     1,995     3,309     2,522     2,122
  Provision charged to expense                         2,263     2,584     2,494     3,918     4,056
                                                    --------  --------  --------  --------  --------

  Balance at end of year                            $ 10,087  $  9,649  $  9,060  $  9,875  $  8,479
                                                    ========  ========  ========  ========  ========
  Ratio of net charge-offs during period
     to average loans outstanding                        .22%      .26%      .47%      .40%      .37%
                                                    ========  ========  ========  ========  ========


 Management anticipates $943 thousand of commercial, financial and agricultural loans, $201 thousand of real estate-mortgage loans, $1.2 million of installment loans, and $100 thousand of leases will be charged off for 1996. The remaining $7.6 million or 76% of the allowance will be available for losses resulting from unforeseen circumstances.

UNDER-PERFORMING LOANS

 Management monitors the components and status of under-performing loans as a part of the evaluation procedures used in determining the adequacy of the allowance for possible loan losses. It is the Corporation's policy to discontinue the accrual of interest on loans where, in management's opinion, serious doubt exists as to collectibility. The amounts shown below represent non-accrual loans, loans which have been restructured to provide for a reduction or deferral of interest or principal because of deterioration in the financial condition of the borrower and those loans which are past due more than 90 days where the Corporation continues to accrue interest. The interest income for non-accrual and restructured loans that would have been recorded in 1995, 1994 and 1993, under the original terms of the loans is $316 thousand, $467 thousand and $311 thousand, respectively. The Corporation recorded interest income on such loans in the amounts of $63 thousand, $377 thousand and $137 thousand for 1995, 1994 and 1993, respectively.




(Dollar amounts in thousands)                     1995    1994    1993    1992    1991
---------------------------------------------------------------------------------------
  Non-accrual loans                              $2,782  $3,486  $2,925  $4,234  $6,436
  Restructured loans                                185     217   1,259   1,287     639
                                                 ------  ------  ------  ------  ------
                                                  2,967   3,703   4,184   5,521   7,075
  Accruing loans past due                         5,809   1,992   1,385   1,453   2,283
                                                 ------  ------  ------  ------  ------
                                                 $8,776  $5,695  $5,569  $6,974  $9,358
                                                 ======  ======  ======  ======  ======


 The ratio of the allowance for loan losses as a percentage of non-performing loans was 115% at December 31, 1995, compared to 169% in 1994. This decrease is the result of an increase in the amount of loans past due 90 days or more amounting to $5.8 million compared to $2.0 million in 1994. This increase was primarily the result of one commercial real estate loan amounting to $1.4 million which became past due 90 days or more and a general increase in loan delinquencies in most categories of loans on a consolidated basis. The commercial real estate loan is secured by a commercial building. Management anticipates the proceeds from a fair market value sale will equal or exceed the carrying value of the loan.

 The following loan categories comprise significant components of the non-performing loans at December 31, 1995:


(Dollar amounts in thousands)
------------------------------------------------------------
  Non-accrual loans:
   Construction and land development    $  585           21%
   1-4 family residential                  485           18
   Non-farm, non-residential               565           20
   Other, various                        1,093           41
                                       -------         ----
                                         2,728          100%
                                       =======         ====
  Past due 90 days or more:
   1-4 family residential               $2,098           36%
   Commercial loans                      2,536           44
   Installment loans                       601           10
   Other, various                          574           10
                                       -------         ----
                                        $5,809          100%
                                       =======         ====

 There are no material concentrations by industry within the non-performing loans.

 In addition to the above under-performing loans, certain loans are felt by management to be impaired for reasons other than current repayment status. Such reasons may include, but not be limited to previous payment history, bankruptcy proceedings, industry concerns, or information related to a specific borrower that may result in a negative future event to that borrower. The Corporation had $1.8 million of doubtful loans which are still in accrual status.

DEPOSITS

 Total deposits increased to $1,073.5 million or 8.1% in 1995. The Corporation experienced a significant fluctuation between deposit types due to a rate-sensitive market environment. Savings decreased $19.7 million or 15.0%, while large certificates of deposit increased $33.7 million or 30.8%. Other time deposits increased $53.1 million or 14.4% in 1995.

 The aggregate carrying value of short-term borrowings was $167.9 million and $118.4 million at December 31, 1995 and 1994, respectively. The weighted average interest rate was 5.76% and 4.89% for 1995 and 1994, respectively.

 The information below presents the average amount of deposits and rates paid on those deposits for 1995, 1994 and 1993.



                                                1995                1994             1993
                                          ----------------    --------------   ---------------
 (Dollar amounts in thousands)             Amount   Rate      Amount    Rate    Amount   Rate
------------------------------------------------------------------------------------------------
 Non-interest-bearing
   demand deposits                      $  121,063          $  113,864         $ 94,781
 Interest-bearing demand deposits          243,202  2.70%      254,816  2.60%   239,973  2.80%
 Savings deposits                          116,243  2.52%      151,566  2.25%   146,647  2.89%
 Time deposits:
   $100,000 or more                        148,718  5.72%      123,379  4.43%   133,509  3.98%
   Other time deposits                     434,326  5.65%      356,918  4.65%   350,146  4.92%
                                        ----------          ----------         --------
    TOTALS                              $1,063,552          $1,000,543         $965,056
                                        ==========          ==========         ========


 The maturities of certificates of deposit of $100 thousand or more outstanding at December 31, 1995, are summarized as follows (in thousands of dollars):

                       3 months or less          $55,500
                       Over 3 through 6 months    25,434
                       Over 6 through 12 months   26,995
                                                 -------
                       Over 12 months             35,080
                                                 =======


SHORT-TERM BORROWINGS

 A summary of the carrying value of the Corporation's short-term borrowings at December 31, 1995, 1994 and 1993 is presented below:


  (Dollar amounts in thousands)                         1995      1994      1993
----------------------------------------------------------------------------------
  Federal funds purchased                            $ 52,800  $  3,495  $ 4,491
  Securities sold under agreements to repurchase       15,978    63,190   67,123
  Advances from Federal Home Loan Bank                 95,296    46,272    4,341
  Other short-term borrowings                           3,872     5,406    9,412
                                                     --------  --------  -------
                                                     $167,946  $118,363  $85,367
                                                     ========  ========  =======


 Federal funds purchased amounted to $52.8 million in 1995 compared to $3.5 million in 1994. The primary reasons for this increase were the funding of some investment securities with short-term maturities prior to other securities maturing in 1996, and a year end increase in funds that were not available for investment until the first week of January. The investments were primarily in 6-month to one-year callable federal agencies.

 Securities sold under agreements to repurchase decreased by $47 million or 74.7% in 1995 from the same period in 1994 because of the lack of incentive to have funds held in this category compared to prior years.

 Advances from the Federal Home Loan Bank increased to $95.3 million in 1995 compared to $46.3 million in 1994. The major reasons for the increase were for temporary liquidity and to arbitrage several investments with these funds. The difference between the investment yield and borrowing rate provided a positive return to the Corporation. The difference in spread was either matched in index (LIBOR) or the Corporation did assume basis and/or option risk. With the increase in capital, it was determined to add more leverage to the Balance Sheet and increase the net income. This strategy was primarily implemented in the fourth quarter of 1995 and should continue on in 1996. As of December 31, 1995, the total investments in such programs totaled $67.2 million. The Asset/Liability Committee reviews these investments weekly.

 The amounts and interest rates related to federal funds purchased and securities sold under agreements to repurchase are presented below:


  (Dollar amounts in thousands)                    1995      1994       1993
  -----------------------------                    ----     -----       ----
  Average amount outstanding                     $40,313   $48,868    $64,322
  Maximum amount outstanding at a month end       68,778    66,685     78,343
  Average interest rate during year                 5.83%     4.08%      3.14%
  Interest rate at year end                         6.00%     4.22%      3.26%


CAPITAL RESOURCES

 As of December 31, 1995, the Corporation's shareholders' equity was $130.1 million, an increase of 15.5% from the 1994 level of $112.6 million. The primary reason for this increase was the increase in unrealized gains on available-for-sale securities, net of tax, to $6.4 million in 1995 from negative $2.4 million in 1994. The Corporation transferred all of its held-to-maturity securities to the available-for-sale category in November 1995. Bank regulatory agencies have established capital adequacy standards which are used extensively in their monitoring and control of the industry. These standards relate capital to level of risk by assigning different weightings to assets and certain off-balance-sheet activity. Capital is measured by two risk-based ratios: Tier I capital and total capital, which includes Tier II capital. The rules require that companies have minimum ratios of 4% and 8% for Tier I and total capital, respectively. As of December 31, 1995, the Corporation had Tier I capital of 14.41% and total capital of 15.58%, significantly exceeding regulatory minimum standards.

 Additionally, a Tier I leverage ratio is also used by bank regulators as another measure of capital strength. This ratio compares Tier I capital to total reported assets reduced by goodwill. The regulatory minimum level of this ratio is 3%, and it acts as a constraint on the degree to which a company can leverage its equity base. The Corporation's Tier I leverage ratio was 9.30% at December 31, 1995.

 First Financial Corporation's objective is to maintain adequate capital to merit the confidence of its customers and shareholders. To warrant this confidence, the Corporation's management maintains a capital position which they believe is sufficient to absorb unforeseen financial shocks without unnecessarily restricting dividends to its shareholders. The Corporation's dividend payout ratio for 1995 and 1994 was 24.4% and 24.7%, respectively. The Corporation expects to continue its policy of paying regular cash dividends, subject to future earnings and regulatory restrictions and capital requirements.


INTEREST RATE SENSITIVITY AND LIQUIDITY

 First Financial Corporation charges the seven subsidiary banks with monitoring and managing their individual sensitivity to fluctuations in interest rates and assuring that they have adequate liquidity to meet loan and deposit demand. This function is accomplished through the Asset/Liability Committee. The primary goal of the committee is to maximize net interest income within the interest rate risk limits set by the Committee.

 The Committee reviews a series of monthly reports to insure that performance objectives are being met. The Committee also monitors and controls its interest rate risk through the use of a microcomputer model. The first measure of interest rate risk utilized is static gap analysis. Asset and liability classifications are identified by repricing and maturity schedules. This identifies potential risk in the mismatch of assets and liabilities as interest rates change. The second measure of interest rate risk is earnings simulation. Utilizing the model, management can measure the effects that any variety of scenarios may have on income. Simulation incorporates changes in interest rates, the shape of the yield curve and prepayments into its calculations. At the discretion of management, they may assume alternate volumes, reinvestment strategies and interest rate relationships.

It is important to note that each measure of interest rate risk has its limitations and that each is dependent upon certain assumptions. The Committee has performed a thorough analysis of these inputs and believes the assumptions to be valid and theoretically sound. Furthermore, the relationships are continuously monitored for behavioral changes. The Committee believes that the combination of reports and information represents a fairly comprehensive view of interest rate risk.

For the next 12 months, the Corporation is liability sensitive with $79.5 million more liabilities repricing than assets, with a .86 sensitivity ratio. This represents 5.51% of total assets. Under corporate policy, the sensitivity ratio should fall within .8 and 1.2 and gap should not exceed 20% of total assets. Thus, the current position is well within the stated guidelines. The Corporation has $164.9 million of investments that mature throughout the year to meet its liquidity needs. The following table illustrates the Corporation's year end position at differing time intervals.

Utilizing the Corporation's position at year end, the earnings simulations model projects that under the current rate environment, net income will increase by 22.2% in 1996, all things being equal. Although actual results will undoubtedly differ from this projection due to changes in many variables, this represents a 1.2% return on assets. The earnings assets yield 7.7% and interest-bearing liabilities cost 3.9%; thus, the margin is 3.8%. Management actively monitors the Corporation's position and periodically implements strategies to meet all of the Corporation's objectives.


Rate Sensitivity Analysis at December 31, 1995

                                                             (DOLLAR AMOUNTS IN THOUSANDS)
RATE SENSITIVE WITHIN:                   1-3 MONTHS   4-6 MONTHS  7-12 MONTHS    1-5 YEARS    5-PLUS YEARS     TOTAL
--------------------------------------------------------------------------------------------------------------------
Earning assets:
Investments                               $ 44,474   $ 57,436    $  62,986      $212,258      $138,255    $  515,409
Loans                                      159,718     53,626      100,740       399,103       100,393       813,580
                                         ---------   --------    ---------      --------      --------   -----------
    TOTAL EARNING
     ASSETS                                204,192    111,062      163,726       611,361       238,648     1,328,989
Other assets                                     -          -            -             -       114,636       114,636
                                         ---------   --------    ---------      --------      --------   -----------
    TOTAL ASSETS                          $204,192   $111,062    $ 163,726      $611,361      $353,284    $1,443,625
                                         =========   ========    =========      ========      ========   ===========

Interest-bearing liabilities:
  Interest-bearing deposits               $ 82,481   $ 68,813    $ 131,363      $116,320      $402,890      $801,867
  Interest-bearing
    deposits over $100                      55,500     25,434       26,995        22,617        12,463       143,009
  Borrowed funds                           146,042        801       21,103             -             -       167,946
  Long-term debt                                 -          -            -        45,932        10,789        56,721
                                         ---------   --------    ---------      --------      --------   -----------
    TOTAL INTEREST-
    BEARING LIABILITIES                    284,023     95,048      179,461       184,869       426,142     1,169,543

  Other liabilities                              -          -            -             -       144,024       144,024
  Capital                                        -          -            -             -       130,058       130,058
                                         ---------   --------    ---------      --------      --------   -----------
    TOTAL LIABILITIES
    AND CAPITAL                           $284,023   $ 95,048    $ 179,461      $184,869      $700,224    $1,443,625
                                         =========   ========    =========      ========      ========   ===========

Rate sensitivity gap
  (assets-liabilities)                    $(79,831)  $ 16,014    $ (15,735)     $426,492
Cumulative sensitivity ratio                  0.72       0.83         0.86          1.47
Cumulative gap
  percent of total assets                    -5.53%     -4.42%       -5.51%        24.03%

CONSOLIDATED BALANCE SHEET--AVERAGE BALANCES AND INTEREST RATES

                                                                                 December 31,
                                      -------------------------------------------------------------------------------------------
                                                     1995                           1994                           1993
                                      ----------------------------      ----------------------------   --------------------------
                                      Average               Yield/      Average               Yield/   Average            Yield/
(Dollar amounts in thousands)         Balance      Interest  Rate       Balance    Interest    Rate    Balance   Interest  Rate
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
Interest-earning assets:
 Loans (1) (2)                      $  822,401     $ 72,564  8.82%    $  764,750    $63,146     8.26% $  699,191  $60,780  8.69%
 Taxable investment
   securities                          273,739       19,371  7.08%       242,869     15,079     6.21     316,428   19,715  6.23
 Tax-exempt investment
   securities (2)                      140,068       10,650  7.60%       136,353      9,923     7.28      93,287    7,217  7.74
 Federal funds sold                     12,577          730  5.80%         9,562        442     4.62      12,542      384  3.06
 Interest-bearing deposits
   in other banks:
    Domestic                                 -            -     -            636         32     5.03         923       55  5.96
    Foreign                                  -            -     -              -          -        -       1,118       64  5.72
                                    ----------     --------  ----     ----------    -------    -----  ----------  -------  ----
Total interest-earning assets       $1,248,785     $103,315  8.27%    $1,154,170    $88,622     7.68% $1,123,489  $88,215  7.85%
                                                   --------  ====                   -------    =====              -------  ====
Non-interest earning assets:
 Cash and due from bank                 49,489                            49,390                          44,630
 Premises and equipment, net            21,465                            18,948                          18,705
 Other assets                           20,213                            16,972                          18,713
 Less allowance for loan losses        (10,122)                           (9,264)                         (9,548)
                                    ----------                        ----------                      ----------
      TOTALS                        $1,329,830                        $1,230,216                      $1,195,989
                                    ==========                        ==========                      ==========
LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
  Savings deposits                     359,445        9,481  2.64        406,382     10,146     2.50     386,620   10,956  2.83%
  Time deposits                        583,044       33,043  5.67        480,297     22,065     4.59     483,655   22,571  4.67
  Federal funds purchased
   and securities sold under
   agreement to repurchase              40,313        2,350  5.83         48,868      1,994     4.08      64,322    2,022  3.14
  Other                                 93,296        5,773  6.19         61,950      3,262     5.27      58,765    2,874  4.89
                                    ----------     --------  ----     ----------    -------    -----  ----------  -------  ----
  Total interest-bearing
   liabilities:                     $1,076,098      $50,647  4.71%      $997,497    $37,467     3.75%   $993,362  $38,423  3.87%
                                                   --------  ====                   -------    =====              -------  ====
  Non interest-bearing
   liabilities:
  Demand deposits                      120,773                           113,864                          94,781
  Other                                 12,160                             7,627                           7,493
                                    ----------                        ----------                      ----------
                                     1,209,031                         1,118,988                       1,095,636
  Shareholders' equity                 120,799                           111,228                         100,353
                                    ----------                        ----------                      ----------
      TOTALS                        $1,329,830                        $1,230,216                      $1,195,989
                                    ==========                        ==========                      ==========
  Net interest earnings                             $52,668                         $51,155                       $49,792
                                                   ========                         =======                       =======

  Net yield on interest-earning
    assets                                                   4.22%                              4.43%                      4.43%
                                                            =====                              =====                       ====

     (1) For purposes of these computations, nonaccruing loans are included in the daily average loan amounts outstanding.

     (2) Interest income includes the effect of tax equivalent adjustments using a federal tax rate of 34%.

EFFECTS OF INFLATION

  The effects of inflation on an enterprise's reported results of operations vary depending on the components of the enterprise's assets and liabilities. Except for a bank's premises and equipment, which comprise a relatively small portion of total assets, a bank's assets and liabilities are primarily monetary in nature. Consequently, because a bank's monetary assets exceed monetary liabilities, banks generally experience a loss in purchasing power during periods of inflation. However, when considering the effects of inflation on banks, it is important to remember that interest rates, which affect the bank's costs for funds, do not always move in correlation with consumer prices.


MARKET AND DIVIDEND INFORMATION

  At year-end 1995 shareholders owned 5,753,304 shares of the Corporation's common stock. The stock was held by approximately 1,033 shareholders and traded over-the-counter under the NASDAQ National Market System. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

  Historically, the Corporation has paid cash dividends semi-annually and currently expects that comparable cash dividends will continue to be paid in the future. The following table gives quarterly high and low trade prices and dividends per share during each quarter for 1995 and 1994.



                              1995                                         1994
                    ----------------------------             -----------------------------------
                                        CASH                                       CASH
                    BID QUOTATION     DIVIDENDS                  BID QUOTATION   DIVIDENDS
                    HIGH      LOW     DECLARED                   HIGH      LOW   DECLARED
------------------------------------------------------------------------------------------------
March 31            $30.00   $28.56                            $33.33   $29.53
June 30              29.00    26.68      $.28                   33.37    31.91    $.257
September 30         30.00    29.00                             32.86    31.19
December 31          31.50    29.50      $.28                   31.19    28.58    $.267
------------------------------------------------------------------------------------------------




SELECTED QUARTERLY FINANCIAL DATA

                                                               1995
                         --------------------------------------------------------------------------------
                                                         NET        PROVISION
                                INTEREST   INTEREST    INTEREST    FOR POSSIBLE     NET      NET INCOME
(Dollar amounts in thousands)   INCOME     EXPENSE      INCOME     LOAN LOSSES    INCOME     PER SHARE
---------------------------------------------------------------------------------------------------------

March 31                       $23,427     $11,832     $11,595       $540        $2,720       $.47*
June 30                         24,312      12,315      11,997        540         2,987        .52*
September 30                    25,250      13,051      12,199        543         3,455        .60
December 31                     26,288      13,449      12,839        640         4,112        .71


                                                               1994
                              ----------------------------------------------------------------------------
                                                        NET        PROVISION
                                INTEREST   INTEREST   INTEREST    FOR POSSIBLE    NET       NET INCOME
(Dollar amounts in thousands)   INCOME     EXPENSE     INCOME     LOAN LOSSES    INCOME     PER SHARE*
----------------------------------------------------------------------------------------------------------

March 31                       $20,267     $8,915     $11,352        $963       $2,510        $.43
June 30                         20,632      8,991      11,641         430        3,121         .54
September 30                    21,561      9,476      12,085         471        3,217         .55
December 31                     22,432     10,085      12,347         720        3,457         .60


*Restated to retroactively reflect 1995 stock dividend.