Form 10-K405, Exhibit 13
period 1996-12-31
FIRST FINANCIAL CORP /IN/
filed 1997-03-27
CIK 714562

                                                                   EXHIBIT 13

FIVE YEAR COMPARISON OF SELECTED FINANCIAL DATA

(Dollar amounts in thousands
except per share amounts)
--------------------------------------------------------------------------------------------------------------
                                  1996               1995              1994             1993            1992
                                                                      (Restated, See Note 15)
--------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Total assets                  $1,619,642         $1,545,307         $1,356,375      $1,339,657      $1,320,670
Investments                      582,744            544,289            382,102         432,103         476,304
Net loans                        918,767            879,516            857,039         796,205         736,326
Deposits                       1,175,228          1,163,481          1,077,719       1,083,139       1,064,133
Long-term borrowings              70,561             56,750             25,672          41,337          26,597
Shareholders' equity             150,377            140,075            122,098         119,621         103,828

INCOME STATEMENT DATA:
Interest income                  115,836            106,330             91,607          92,329          98,209
Interest expense                  57,810             54,144             40,489          41,482          45,772
Net interest income               58,026             52,186             51,118          50,847          52,437
Provision for possible
   loan losses                     4,461              2,563              2,674           2,614           4,068
Other income                       7,849              7,922              7,382           7,584           6,518
Other expenses                    39,280             38,690             37,616          37,006          35,548
Net income                        15,971             13,897             13,325          13,995          13,522

PER SHARE DATA:
Net income                          2.39               2.08*              1.98*           2.08*           2.02*
Cash dividends                       .65                .53*               .50*            .46*            .41*

PERFORMANCE RATIOS:
Net income to average assets        1.03%               .97%              1.00%           1.08%           1.10%
Net income to average
   shareholders' equity            11.19              10.65              11.07           12.87           13.88
Average total capital
   to average assets                9.80               9.84               9.75            9.16            8.66
Average shareholders' equity
   to average assets                9.19               9.15               9.07            8.42            7.90
Dividend payout                    26.85              25.58              25.22           22.25           20.03


*Restated to retroactively reflect 1996 stock dividend.

CONSOLIDATED BALANCE SHEETS

                                                                   YEARS ENDED DECEMBER 31,
                                                               ------------------------------
(Dollar amounts in thousands)                                       1996               1995
---------------------------------------------------------------------------------------------
                                                                             (RESTATED, SEE NOTE 15)
ASSETS
Cash and due from banks                                        $    66,658        $    65,276
Interest-bearing deposits with financial institutions                1,095              1,078
Federal funds sold                                                   2,000             10,000
Investment securities - available-for-sale                         582,744            544,289
Loans                                                              920,042            881,647
  Less:
  Unearned income                                                    1,275              2,131
  Allowance for loan losses                                         10,756             10,616
                                                               -----------        -----------
                                                                   908,011            868,900

Accrued interest receivable                                         14,985             13,600
Premises and equipment                                              26,137             25,639
Other assets                                                        18,012             16,525
                                                               -----------        -----------
   TOTAL ASSETS                                                $ 1,619,642        $ 1,545,307
                                                               ===========        ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
  Non-interest-bearing                                         $   141,492        $   136,356
  Interest-bearing:
     Certificates of deposit of $100,000 or more                   187,199            153,092
     Other interest-bearing deposits                               846,537            874,033
                                                               -----------        -----------
                                                                 1,175,228          1,163,481

Short-term borrowings:
  Federal funds purchased and securities sold
    under agreements to repurchase                                  62,416             69,661
  Treasury tax and loan open-end note                                5,131              3,872
  Advances from Federal Home Loan Bank                             140,244             95,296
                                                               -----------        -----------
                                                                   207,791            168,829

Long-term borrowings:
  Advances from Federal Home Loan Bank                              63,924             50,070
  Other borrowings                                                   6,637              6,680
Other liabilities                                                   15,685             16,172
                                                               -----------        -----------
    TOTAL LIABILITIES                                            1,469,265          1,405,232

Commitments and Contingencies

Shareholders' equity
  Common stock, $ .125 stated value per share,
  authorized 10,000,000 shares, issued and outstanding
  6,681,876 shares for 1996 and 6,667,312 for 1995                     835                805
  Additional capital                                                43,761             36,048
  Retained earnings                                                101,093             98,625
  Unrealized gains on available-for-sale securities,
    net of taxes                                                     4,688              6,535
  Less treasury shares, at cost                                          -             (1,938)
                                                               -----------        -----------
    TOTAL SHAREHOLDERS' EQUITY                                     150,377            140,075
                                                               -----------        -----------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 $ 1,619,642        $ 1,545,307
                                                               ===========        ===========

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

                                                                      YEARS ENDED DECEMBER 31,
                                                                ------------------------------------
(Dollar amounts in thousands except per share data)               1996          1995         1994
----------------------------------------------------------------------------------------------------
                                                                             (RESTATED, SEE NOTE 15)
INTEREST INCOME:
  Loans                                                         $ 78,706      $ 77,253      $ 67,690
  Investment securities:
     Taxable                                                      29,835        20,857        16,565
     Tax-exempt                                                    6,811         7,271         6,787
  Other interest income                                              484           949           565
                                                                --------      --------      --------
      TOTAL INTEREST INCOME                                      115,836       106,330        91,607

INTEREST EXPENSE:
  Deposits                                                        45,983        45,932        35,190
  Short-term borrowings                                            7,077         5,792         3,293
  Long-term borrowings                                             4,750         2,420         2,006
                                                                --------      --------      --------
      TOTAL INTEREST EXPENSE                                      57,810        54,144        40,489
                                                                --------      --------      --------
      NET INTEREST INCOME                                         58,026        52,186        51,118
  Provision for loan losses                                        4,461         2,563         2,674
                                                                --------      --------      --------
      NET INTEREST INCOME AFTER
       PROVISION FOR LOAN LOSSES                                  53,565        49,623        48,444

OTHER INCOME:
  Trust department income                                          1,797         1,560         1,358
  Service charges on deposit accounts                              1,431         1,588         1,567
  Other service charges and fees                                   3,263         3,105         2,681
  Investment securities gains (losses)                               154            75           (57)
  Other                                                            1,204         1,594         1,833
                                                                --------      --------      --------
                                                                   7,849         7,922         7,382

OTHER EXPENSES:
  Salaries and employee benefits                                  21,222        19,505        18,389
  Occupancy                                                        2,939         2,944         2,537
  Equipment                                                        2,871         2,314         2,273
  Data processing                                                    787         2,031         1,929
  FDIC insurance                                                      38         1,275         2,430
  Printing and supplies                                            1,216         1,220         1,195
  Other                                                           10,207         9,401         8,863
                                                                --------      --------      --------
                                                                  39,280        38,690        37,616
      INCOME BEFORE INCOME TAXES                                  22,134        18,855        18,210

  Income tax expense                                               6,163         4,958         4,885
                                                                --------      --------      --------
      NET INCOME                                                $ 15,971      $ 13,897      $ 13,325
                                                                ========      ========      ========
EARNINGS PER SHARE:
      NET INCOME                                                $   2.39      $   2.08      $   1.98
                                                                ========      ========      ========
  Weighted average number of shares outstanding in thousands       6,679         6,684         6,733
                                                                ========      ========      ========


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                (RESTATED, SEE NOTE 15)

(Dollar amounts in thousands                COMMON  ADDITIONAL  RETAINED   UNREALIZED     TREASURY
except per share data)                      STOCK    CAPITAL    EARNINGS  GAINS (LOSSES)   STOCK      TOTAL
-------------------------------------------------------------------------------------------------------------
Balance, January 1, 1993,
  as previously reported                    $ 693   $ 26,070    $ 70,089     $     -      $(1,034)   $ 95,818
Adjustment for pooling of interests            78      2,898       5,034           -            -       8,010
                                            -----   --------    --------     -------      -------    --------
Balance January 1, 1993, as restated          771     28,968      75,123           -       (1,034)    103,828
Net income                                      -          -      13,995           -            -      13,995
Treasury stock retirement                       -       (760)          -           -          760           -
Treasury stock reissuance                       -        188           -           -          274         462
Unrealized gains on available-for-sale
  securities                                    -          -           -       4,449            -       4,449
Cash dividends, $.46 per share                  -          -      (3,113)          -            -      (3,113)
                                            -----   --------    --------     -------      -------    --------
Balance, December 31, 1993                    771     28,396      86,005       4,449            -     119,621
Net income                                      -          -      13,325           -            -      13,325
Treasury stock purchase                         -          -           -           -         (608)       (608)
Unrealized losses on available-for-sale
  securities                                    -          -           -      (6,878)           -      (6,878)
Cash dividends, $.50 per share                  -          -      (3,362)          -            -      (3,362)
                                            -----   --------    --------     -------      -------    --------
Balance, December 31, 1994                    771     28,396      95,968      (2,429)        (608)    122,098
Net income                                      -          -      13,897           -            -      13,897
Stock dividend, 5%                             34      7,652      (7,686)          -            -           -
Treasury stock purchase                         -          -           -           -       (1,855)     (1,855)
Treasury stock reissuance                       -          -           -           -          525         525
Unrealized gains on available-for-sale
  securities                                    -          -           -       8,964            -       8,964
Cash dividends, $.53 per share                  -          -      (3,554)          -            -      (3,554)
                                            -----   --------    --------     -------      -------    --------
Balance, December 31, 1995                    805     36,048      98,625       6,535       (1,938)    140,075
Net income                                      -          -      15,971           -            -      15,971
Stock dividend, 5%                             36      9,177      (9,213)          -            -           -
Treasury stock purchase                         -          -           -           -         (132)       (132)
Treasury stock reissuance                       -          -           -           -          600         600
Treasury stock retirement                      (6)    (1,464)          -           -        1,470           -
Unrealized losses on available-for-sale
  securities                                    -          -           -      (1,847)           -      (1,847)
Cash dividends, $.65 per share                  -          -      (4,290)          -            -      (4,290)
                                            -----   --------    --------     -------      -------    --------
Balance, December 31, 1996                  $ 835   $ 43,761    $101,093     $ 4,688      $     -    $150,377
                                            =====   ========    ========     =======      =======    ========



The accompanying notes are an integral part of the consolidated financial statements.
                                       19

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    YEARS ENDED DECEMBER 31,
                                                                            --------------------------------------
(Dollar amounts in thousands except per share data)                             1996          1995          1994
------------------------------------------------------------------------------------------------------------------
                                                                                           (RESTATED, SEE NOTE 15)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                  $  15,971     $  13,897      $  13,325
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Net amortization of (discounts) premiums on investment securities        (2,051)       (1,890)           329
      Provision for loan losses                                                 4,461         2,563          2,674
      Investment securities (gains) losses                                       (154)          (75)            57
      Provision for depreciation and amortization                               2,536         2,484          2,644
      Provision for deferred income taxes                                        (283)         (213)          (711)
      Netincrease in accrued interest receivable                               (1,385)       (2,892)          (595)
      Other, net                                                                 (282)       (1,647)         1,322
                                                                            ---------     ---------      ---------
        NET CASH PROVIDED BY OPERATING ACTIVITIES                              18,813        12,227         19,045
                                                                            ---------     ---------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Net (increase) decrease from purchases and maturities of
    interest-bearing deposits with financial institutions                         (17)         (298)         1,181
  Sales and maturities of investment securities:
      Sales and maturities of held-to-maturity securities                           -             -         27,099
      Sales and maturities of available-for-sale securities                   167,416       126,305        203,314
  Purchases of investment securities:
    Held-to-maturity securities                                                     -             -        (70,209)
    Available-for-sale securities                                            (207,659)     (271,893)      (121,315)
  Loans made to customers, net of repayments                                  (43,373)      (25,000)       (61,947)
  Net increase in federal funds sold                                            8,000        14,325          6,560
  Additions to premises and equipment                                          (3,037)       (6,489)        (3,028)
                                                                            ---------     ---------      ---------
        NET CASH USED BY INVESTING ACTIVITIES                                 (78,670)     (163,050)       (18,345)
                                                                            ---------     ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase from sales and
    redemptions of certificates of deposit                                     18,549        89,633         15,476
  Net decrease in other deposits                                               (6,802)       (3,872)       (20,896)
  Net increase in short-term borrowings                                        38,962        49,579         32,420
  Cash dividends                                                               (3,720)       (3,489)        (3,283)
  Proceeds from reissuance of treasury stock                                      600           525              -
  Purchases of treasury stock                                                    (132)       (1,855)          (608)
  Proceeds from long-term borrowings                                           13,825        31,098              -
  Repayments of long-term borrowings                                              (43)          (18)       (15,665)
                                                                            ---------     ---------      ---------
        NET CASH PROVIDED BY FINANCING ACTIVITIES                           $  61,239     $ 161,601      $   7,444
                                                                            ---------     ---------      ---------
        NET INCREASE IN CASH AND CASH EQUIVALENTS                               1,382        10,778          8,144
        CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                           65,276        54,498         46,354
                                                                            ---------     ---------      ---------
        CASH AND CASH EQUIVALENTS, END OF YEAR                              $  66,658     $  65,276      $  54,498
                                                                            =========     =========      =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
  Interest                                                                  $  55,585     $  53,047      $  40,200
                                                                            =========     =========      =========
  Income taxes                                                              $   6,974     $   5,577      $   4,520
                                                                            =========     =========      =========


The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

   BUSINESS

   ORGANIZATION The consolidated financial statements of First Financial Corporation and its subsidiaries (the Corporation) include the accounts of the parent company and its wholly-owned subsidiaries, Terre Haute First National Bank of Vigo County, Indiana (Terre Haute First), First State Bank of Clay County, Indiana (First State), First Citizens State Bank of Newport, Indiana (Citizens), First Farmers State Bank of Sullivan, Indiana (Farmers), First Parke State Bank of Rockville, Indiana (Parke), First Ridge Farm State Bank of Ridge Farm, Illinois (Ridge Farm), First National Bank of Marshall, Illinois (Marshall) and First Crawford State Bank of Robinson, Illinois (Crawford). All significant inter-company balances and transactions have been eliminated. All dollar amounts, except per share amounts, presented in these notes have been rounded to the nearest thousand.

   The Corporation, which is headquartered in Terre Haute, Indiana, offers a wide variety of financial services including commercial and consumer lending, lease financing, trust account services and depositor services through its eight subsidiaries.

   Terre Haute First is the largest bank in Vigo County. It operates ten full-service banking branches within the county. In addition to its branches, it has a main office in downtown Terre Haute and a 50,000-square-foot commercial building on South Third Street in Terre Haute, which was remodeled to accommodate an expanded operations center and additional office space.

   First State has five branch locations in Clay County, a county contiguous to Vigo County. Citizens has three branches, all of which are located in Vermillion County, a county contiguous to Vigo County. Farmers has six branches of which five are located in Sullivan County and one in Greene County. Sullivan County is contiguous to Vigo County. Ridge Farm has one branch and is located in Vermilion County, Illinois. Parke has four branches in Parke County, a county contiguous to Vigo County. Marshall has one branch and is located in Clark County, Illinois, a county contiguous to Vigo County. Crawford has three branches of which two are located in Crawford County, Illinois, and one in Lawrence County, Illinois.

   The Corporation operates 33 branches in west central Indiana and east central Illinois. The Corporation's primary source of revenue is derived from loans to customers, primarily middle-income individuals, and investment activities.

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

   INVESTMENT SECURITIES The Corporation classifies all investment securities into two categories as follows:

   * Securities classified as "available-for-sale" represent securities that may be sold prior to maturity due to changes in market interest rate risks, prepayment risk, the Corporation's management of its income tax position, general liquidity needs, increases in loan demand or similar factors. Available-for-sale securities are carried at fair value, with the unrealized gains and losses recorded, net of tax, as a separate component of shareholders' equity. Fluctuation in the securities' fair value has no effect on net income.

   * Securities classified as "held-to-maturity" represent those securities which the Corporation has the ability and positive intent to hold to maturity. The Corporation may dispose of such securities under certain unforeseen circumstances, such as issue credit deterioration or regulatory requirements. These securities are carried at amortized cost.

   On November 15, 1995, the Financial Accounting Standards Board (FASB) issued the Special Report, "A Guide to Implementation of Statement of Financial Accounting Standards (SFAS) No. 115 on Accounting for Certain Investments in Debt and Equity Securities," which provides for the one-time reassessment and reclassification of securities from the held-to-maturity category during the period November 15 through December 31, 1995. In accordance with the Special Report, the Corporation transferred held-to-maturity securities with a carrying value of $183.1 million to the available-for-sale category. The fair value of the securities transferred exceeded their carrying value by $4.5 million.

  Realized gains and losses on the sales of investment securities are based on the adjusted cost of the specific security sold.

  LOANS Interest income on loans is recorded as earned. Loans are placed on non-accrual at the time the loan is 90 days delinquent unless the credit is well secured or in the process of collection.

  LEASE FINANCING Terre Haute First provides equipment financing to customers through a variety of lease arrangements principally classified as direct financing leases. Leases are carried at the aggregate of lease payments receivable plus estimated residual values. Unearned income on the leases is amortized over the lease terms resulting in an approximate level rate of return.

  ALLOWANCE FOR LOAN LOSSES The allowance for loan losses is maintained at a level considered adequate to provide for loan losses and is based on management's evaluation of potential losses in the loan portfolio, as well as prevailing and anticipated economic conditions. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrowers' ability to pay, overall portfolio quality and review of specific problem loans.

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

  The Corporation adopted SFAS No. 122 in the fourth quarter of 1995. As this Statement prohibits retroactive application to prior periods, the years 1994 and 1993 and the first three quarters of 1995 were accounted for under SFAS No. 65. The effect of adopting SFAS No. 122 was not material to the Corporation's financial statements.

  PREMISES AND EQUIPMENT Premises and equipment are recorded on the basis of cost less accumulated depreciation. The provision for depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets. Any gain or loss on the retirement of assets, which was not significant in 1996, 1995 or 1994, is recognized currently.

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

  RECLASSIFICATIONS Certain amounts in the 1994 and 1995 consolidated financial statements have been reclassified to


2. FAIR VALUES OF FINANCIAL INSTRUMENTS
   These accompanying notes to the consolidated financial statements include certain disclosures for financial instruments recorded on the consolidated balance sheets at December 31, 1996 and 1995. The fair value estimates are made at a discrete point in time based on relevant market and financial instrument information. Since a market may not exist for a significant portion of the Corporation's financial instruments, these estimates are based on judgment regarding future expected loss experience, current economic conditions, credit risk characteristics, and other factors. These estimates are subjective in nature, involve uncertainties and matters of significant judgment, and cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and values of assets and liabilities not considered financial instruments. The following methodologies and assumptions were used to estimate fair value disclosures for financial instruments:

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

   OFF-BALANCE-SHEET INSTRUMENTS: Fair values for off-balance-sheet instruments (guarantees and commitments) are based on fees currently charged to enter similar agreements, considering the remaining terms of the agreements and the counterparties' credit standing. The fair values of the Corporation's off-balance-sheet financial instruments at December 31, 1996 and 1995 were immaterial.

   The following table presents a summary of the carrying amounts and fair values of the Corporation's financial instruments at December 31, 1996 and 1995.


                                                                                          DECEMBER 31,
                                                                    -------------------------------------------------------
                                                                               1996                          1995
                                                                    --------------------------    ------------------------
                                                                     CARRYING         FAIR          CARRYING         FAIR
   Dollar amounts in thousands)                                       VALUE          VALUE           VALUE          VALUE
---------------------------------------------------------------------------------------------------------------------------
   Cash and due from banks                                          $   66,658     $   66,658     $   65,276    $   65,276
   Interest-bearing deposits with financial institutions                 1,095          1,095          1,078         1,078
   Federal funds sold                                                    2,000          2,000         10,000        10,000
   Investment securities (Note 4)
      Available-for-sale securities                                    582,744        582,744        544,289       544,289
   Loans (Note 5)                                                      920,042        921,020        881,647       893,973
      Accrued interest receivable                                       14,985         14,985         13,600        13,600
      Deposits (Note 8)                                              1,175,228      1,181,528      1,163,481     1,160,801
      Short-term borrowings (Note 8)                                   207,791        207,791        168,829       168,829
      Long-term borrowings (Note 9)                                     70,561         70,261         56,750        57,176


3. RESTRICTIONS ON CASH AND DUE FROM BANKS:
   Certain affiliate banks are required to maintain average reserve balances with the Federal Reserve Bank. The amount of those reserve balances for the period including December 31, 1996, was approximately $14.5 million.

4. INVESTMENT SECURITIES:
   As of December 31, 1996, the Corporation does not have any securities from any issuer with an aggregate book value or fair value that exceeds ten percent of shareholders' equity.
   The amortized cost, estimated fair value and carrying value of investment securities are summarized as follows:



                                                                                  DECEMBER 31, 1996
                                                  -------------------------------------------------------------------------------

                                                                         UNREALIZED
                                                   AMORTIZED    ------------------------------        FAIR           CARRYING
(Dollar amounts in thousands)                        COST        GAINS              LOSSES            VALUE            VALUE
---------------------------------------------------------------------------------------------------------------------------------
AVAILABLE-FOR-SALE:
   United States Government                         $ 58,087    $    927          $     (42)        $ 58,972         $ 58,972
   United States Government agencies                 329,437       3,337             (1,881)         330,893          330,893
   Collateralized mortgage obligations                42,918       1,013               (370)          43,561           43,561
   State and municipal1                               40,963       3,029               (533)         143,459          143,459
   Corporate obligations                               5,496         364                 (1)           5,859            5,859
                                                   ---------   ---------          ----------       ---------        ---------
      TOTAL                                         $576,901    $  8,670          $  (2,827)        $582,744         $582,744
                                                   =========   =========          ==========       =========        =========


                                                                                 DECEMBER 31, 1995
                                                 ---------------------------------------------------------------------------------
                                                                         UNREALIZED
                                                   AMORTIZED    ------------------------------        FAIR           CARRYING
(Dollar amounts in thousands)                        COST        GAINS              LOSSES            VALUE            VALUE
----------------------------------------------------------------------------------------------------------------------------------
AVAILABLE-FOR-SALE:
   United States Government                        $ 10,917     $     48          $     (1)         $ 10,964         $ 10,964
   United States Government agencies                299,250        4,422              (552)          303,120          303,120
   Collateralized mortgage obligations               68,720        1,557              (158)           70,119           70,119
   State and municipal                              144,261        4,234              (523)          147,972          147,972
   Corporate obligations                             11,366          755                (7)           12,114           12,114
                                                   --------     --------          --------          --------         --------
      TOTAL                                        $534,514     $ 11,016          $ (1,241)         $544,289         $544,289
                                                   ========     ========          =========         ========         ========


 Investment securities with a par value amounting to approximately $123.2 million at December 31, 1996 were pledged as collateral for borrowings and for other purposes.

 The carrying value and estimated fair values of investment securities as of December 31, 1996, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations with or without penalties. Also shown for 1996 are the weighted average yields computed on a tax equivalent basis, assuming a federal income tax rate of 35%.




                                                             AVAILABLE-FOR-SALE
                                                       ------------------------------         WEIGHTED
                                                        AMORTIZED             FAIR            AVERAGE
(Dollar amounts in thousands)                              COST              VALUE            YIELDS
-------------------------------------------------------------------------------------------------------
Due in one year or less                                 $158,683         $157,942              7.26%
Due after one but within five years                       98,499           99,529              7.19%
Due after five but within ten years                       90,402           91,519              7.55%
Due after ten years                                       12,179           12,345              7.93%
Mortgage backed securities                               217,138          221,409              7.47%
                                                        --------         --------              -----
     TOTAL                                              $576,901         $582,744
                                                        ========         ========


 Below is a summary of the gross gains and losses and the net gain (loss) realized by the Corporation from investments sold during the years ended December 31, 1996, 1995 and 1994. Sales proceeds from available-for-sale securities aggregated $135.0 million in 1996.



(Dollar amounts in thousands)     1996              1995             1994
-------------------------------------------------------------------------------
Gross gains                    $     588         $    202        $    1,039
Gross losses                        (434)            (127)           (1,096)
                               ----------        ---------       -----------
Net gain (loss)                $     154         $     75        $      (57)
                               ==========        =========       ===========

5. LOANS:

   Loans are summarized as follows:

                                                                DECEMBER 31,
                                                  --------------------------------------
                                                        1996                     1995
                                                   --------------            ------------
                                                      CARRYING                  CARRYING
   (Dollar amounts in thousands)                       VALUE                     VALUE
-----------------------------------------------------------------------------------------
   Commercial, financial and agricultural            $197,449                  $180,858
   Real estate - construction                          22,629                    22,882
   Real estate - mortgage                             508,010                   460,060
   Installment                                        188,670                   213,696
   Lease financing                                      3,284                     4,151
                                                     --------                  --------
        TOTAL                                        $920,042                  $881,647
                                                     ========                  ========

   In the normal course of business, the Corporation's subsidiary banks make loans to directors and executive officers and to their associates. These related party loans are consistent with sound banking practices and are within applicable bank regulatory lending limitations. In 1996 the aggregate dollar amount of these loans to directors and executive officers who held office at the end of the year amounted to $35.8 million at the beginning of the year. During 1996, advances of $28.9 million and repayments of $37.4 million were made with respect to related party loans for an aggregate dollar amount of $27.3 million at December 31, 1996. The amount of such loans aggregated $33.1 million at December 31, 1995.


6. ALLOWANCE FOR LOAN LOSSES:

   Changes in the allowance for loan losses are summarized as follows:


                                                                        DECEMBER 31,
                                              ----------------------------------------------------------------
   Dollar amounts in thousands)                    1996                    1995                     1994
--------------------------------------------------------------------------------------------------------------
   Balance at beginning of year               $ 10,616                 $ 10,536                 $ 10,024
   Provision for loan losses                     4,461                    2,563                     2,67
   Recoveries of loans previously charged off    1,080                    1,338                      990
   Loans charged off                            (5,401)                  (3,821)                  (3,152)
                                              --------                 --------                 --------
      BALANCE AT END OF YEAR                  $ 10,756                 $ 10,616                 $ 10,536
                                              ========                 ========                 ========


   At December 31, 1996, the Corporation had $2.1 million in impaired loans calculated under SFAS No. 114. Based on the estimated fair market value of the related collateral as measured in accordance with SFAS No. 114, $1.5 million of these impaired loans have an allowance of $667 thousand to cover estimated collateral deficiencies.





   (DOLLAR AMOUNTS IN THOUSANDS)                                  FOR THE YEAR ENDED DECEMBER 31, 1996
---------------------------------------------------------------------------------------------------------
   Average impaired loans                                                                     $  3,520
   Interest income recognized on impaired loans                                                    151
   Cash basis interest income recognized on impaired loans                                           -


   Interest payments on impaired loans are typically applied to principal unless collectibility of the principal amount is fully assured, in which case interest is recognized on the cash basis.

7. PREMISES AND EQUIPMENT:

   Premises and equipment are summarized as follows:

                                                                    DECEMBER 31,
                                           -------------------------------------------------------------
   (Dollar amounts in thousands)                       1996                             1995
--------------------------------------------------------------------------------------------------------
   Land                                             $   3,266                        $   3,239
   Building and leasehold improvements                 23,640                           23,598
   Furniture and equipment                             21,539                           19,984
                                                    ---------                        ---------
                                                       48,445                           46,821
   Less accumulated depreciation                      (22,308)                         (21,182)
                                                    ---------                        ---------
       TOTAL                                        $  26,137                        $  25,639
                                                    =========                        =========

8. DEPOSITS AND SHORT-TERM BORROWINGS:

   The carrying and fair values of deposits are as follows at December 31, 1996 and 1995:


                                                                        1996                             1995
                                                           ------------------------------   --------------------------------
                                                              CARRYING           FAIR          CARRYING              FAIR
   (Dollar amounts in thousands)                               VALUE             VALUE          VALUE                VALUE
----------------------------------------------------------------------------------------------------------------------------
   Non-interest-bearing demand deposits                       $  141,492       $  141,492       $  136,356        $  136,356
   Interest-bearing demand deposits                              275,677          275,677          290,721           290,721
   Savings deposits                                              111,555          111,555          120,727           120,727

   Time deposits:
      $100,000 or more                                           187,199          189,748          153,092           152,952
      Other time deposits                                        459,305          463,056          462,585           460,045
                                                              ----------       ----------       ----------        ----------
                                                              $1,175,228       $1,181,528       $1,163,481        $1,160,801
                                                              ==========       ==========       ==========        ==========


   The aggregate carrying value of short-term borrowings was $207.8 million and $168.8 million at December 31, 1996 and 1995, respectively. The weighted average interest rate was 5.30% and 5.76% for 1996 and 1995, respectively.


9. LONG-TERM BORROWINGS:

   Long-term borrowings at December 31, 1996 and 1995 are summarized as follows:


                                                                     1996                                      1995
                                                    --------------------------------------   -------------------------------------
                                                         CARRYING              FAIR                CARRYING                 FAIR
   (Dollar amounts in thousands)                           VALUE              VALUE                 VALUE                   VALUE
----------------------------------------------------------------------------------------------------------------------------------
   City of Terre Haute, Indiana adjustable tender
      economic development revenue bonds, series 1985   $    6,600          $    6,600           $    6,600             $   6,600
   Other                                                        37                  37                   80                    80
                                                        ----------          ----------           ----------             ---------
     TOTAL                                              $    6,637          $    6,637           $    6,680             $   6,680
                                                        ==========          ==========           ==========             =========
Advances from the Federal Home Loan Bank                   204,168             203,868           $  145,366             $ 145,792
Advances classified as short-term borrowings              (140,244)           (140,244)             (95,296)              (95,296)
                                                        ----------          ----------           ----------             ---------
Advances classified as long-term debt                   $   63,924          $   63,624           $   50,070             $  50,496
                                                        ==========          ==========           ==========             =========

The aggregate minimum annual retirements of long-term borrowings are as follows:


                                                            1997                       $140,244
                                                            1998                         24,694
                                                            1999                         17,313
                                                            2000                          2,108
                                                            2001                          6,703
                                                            Thereafter                   19,743
                                                                                       --------
                                                                                       $210,805
                                                            Less current portion       (140,244)
                                                                                       --------
                                                                                       $ 70,561
                                                                                       ========


   The economic development revenue bonds (bonds) require periodic interest payments each year until maturity or redemption. The interest rate, which was 4.20% at December 31,1996, is determined by a formula which considers rates for comparable bonds and is adjusted periodically based on the frequency selected by the bondholder at the date of purchase. The bonds are collateralized by a first mortgage on the Corporation's headquarters building. The bonds mature December 1, 2015, and bondholders may periodically require earlier redemption.

   The Corporation may use funds available under a letter of credit from another financial institution to repay principal on bonds redeemed during the term of the letter of credit. The letter of credit expires November 1, 1997 and is deemed to be automatically extended without amendment for one year from the expiration date. No bonds were redeemed during 1996. Assuming that any redemptions required under the bonds will be funded by the letter of credit, or by other similar borrowings, if redemptions occur after 1996, there are no principal maturities of the bonds within the next five years.

   The above debt agreements require the Corporation to meet certain financial covenants. The most restrictive covenants require the Corporation to maintain a Tier I capital ratio of at least 6.2% and net income to average assets of 0.6%. At December 31, 1996, the Corporation was in compliance with all of its debt covenants.

   All of the Corporation's Indiana subsidiary banks are members of the Federal Home Loan Bank (FHLB) of Indianapolis and, accordingly, are permitted to obtain advances. The advances from the FHLB, aggregating $204.2 million at December 31, 1996, accrue interest at annual rates varying from 4.95% to 8.0%. The advances are due at various dates through November 2011.

   FHLB advances must be secured by eligible collateral as specified by the FHLB. Accordingly, the Corporation has a blanket pledge of its first mortgage loan portfolio as collateral for the advances outstanding at December 31, 1996, with a required minimum ratio to collateral to advances of 160%.

10. INCOME TAXES:

    Income tax expense is summarized as follows:


    (Dollar amounts in thousands)                         1996                      1995                       1994
---------------------------------------------------------------------------------------------------------------------------------
    Federal:
      Currently payable                                $  4,772                  $  3,492                    $  4,055
      Deferred                                             (315)                     (150)                       (591)
                                                       --------                  --------                    --------
                                                          4,457                     3,342                       3,464
   State:
      Currently payable                                   1,750                     1,679                       1,541
      Deferred                                              (44)                      (63)                       (120)
                                                       --------                  --------                    --------
                                                          1,706                     1,616                       1,421
                                                       --------                  --------                    --------
        TOTAL                                          $  6,163                  $  4,958                    $  4,885
                                                       ========                  ========                    ========

   Income tax expense (credit) with respect to investment securities gains amounted to approximately $43 thousand, $20 thousand and $(15) thousand in 1996, 1995 and 1994, respectively.


   The major components of deferred income taxes are as follows:



    (Dollar amounts in thousands)                         1996                      1995                       1994
---------------------------------------------------------------------------------------------------------------------------------
   Provision for loan losses                        $   (364)                    $   (52)                   $  (747)
   Lease financing                                       (96)                         11                       (200)
   Depreciation                                          266                          (3)                        41
   Pension expense                                       (16)                         (3)                        32
   Deferred compensation                                 (34)                       (130)                        (5)
   Other, net                                           (114)                        (36)                       168
                                                    --------                     -------                    -------
      TOTAL                                         $   (358)                    $  (213)                   $  (711)
                                                    ========                     =======                    =======


   The reconciliation of income tax expense with the amount computed by applying the statutory federal income tax rate to income before income taxes is summarized as follows:




    (Dollar amounts in thousands)                                 1996                      1995                       1994
---------------------------------------------------------------------------------------------------------------------------------
    Federal income taxes computed at the statutory rate      $   7,747                  $   6,454                    $  6,192
    Add (deduct) tax effect of:
    Nontaxable income from tax-exempt investments and loans     (2,228)                    (2,355)                     (2,226)
    State tax, net of federal benefit                            1,110                      1,067                         938
    Investment tax credit                                         (280)                      (280)                       (211)
    Other, net                                                    (186)                        72                         192
                                                             ---------                  ---------                    --------
                                                                (1,584)                    (1,496)                     (1,307)
                                                             ---------                  ---------                    --------
      TOTAL                                                  $   6,163                  $   4,958                    $  4,885
                                                             =========                  =========                    ========

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1996 and 1995, are as follows:



   (Dollar amounts in thousands)                                               1996                      1995
-------------------------------------------------------------------------------------------------------------------
   Deferred tax assets:
    Loans, principally the allowance for loan losses                        $    4,359                $    3,995
    Deferred compensation                                                          551                       522
    Compensated absences, principally due to accrual
     for financial reporting purposes                                              251                       231
    Other                                                                          298                       131
                                                                            ----------                ----------
       Total gross deferred tax assets                                      $    5,459                $    4,879
                                                                            ----------                ----------

   Deferred tax liabilities:
    Unrealized gains on available-for-sale securities                           (3,120)                   (4,718)
    Premises and equipment, principally due to differences in depreciation        (942)                     (685)
    Lease financing, principally due to bases differences between tax
     and financial reporting                                                      (311)                     (407)
    Pensions, principally due to amounts that are nondeductible until paid        (567)                     (583)
    Other                                                                         (315)                     (238)
                                                                            ----------                ----------
       Total gross deferred liabilities                                         (5,255)                   (6,631)
                                                                            ----------                ----------
       Net deferred tax assets (liabilities)                                $      204                $   (1,752)
                                                                            ==========                ==========

    The Corporation has paid income taxes during the last three preceding years that exceed the recorded deferred income tax asset.


11. SHAREHOLDERS' EQUITY:

    At December 31, 1996, approximately $29.7 million of undistributed earnings of the subsidiary banks, included in consolidated retained earnings, were available for distribution to the parent company as dividends without regulatory approval. In practice, the Corporation further limits dividends to maintain adequate capital.

    The Corporation's Board of Directors approved a 5% stock dividend payable on July 1, 1996 to shareholders of record on June 18, 1996. All previously reported share and per share information has been restated.



12. COMMITMENTS AND CONTINGENCIES:

    In the normal course of business, the Corporation is subject to various claims and other pending and possible legal actions. Management believes that the results of these claims and possible legal actions will not have a material adverse effect on the Corporation's financial position or results of operations.

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

    The Corporation grants loans to customers primarily in west central Indiana and east central Illinois. Substantially all loans are collateralized by specific items including accounts receivable; inventory; property, plant and equipment; consumer assets; residential and commercial real estate and income-producing commercial properties.

    The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include conditional commitments and standby letters of credit. The financial instruments involve to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the financial statements. The Corporation's maximum exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to make loans is limited generally by the contractual amount of those instruments. The Corporation follows the same credit policy to make such commitments as is followed for those loans recorded in the consolidated financial statements.

    The Corporation had unused lines of credit of $121.7 million and $72.0 million and commitments to extend credit of $3.7 million and $4.3 million as of December 31, 1996 and 1995, respectively. In addition, the Corporation had outstanding commitments of $1.9 million and $1.8 million under standby letters of credit as of December 31, 1996 and 1995, respectively. The fair values of the Corporation's off-balance-sheet financial instruments at December 31, 1996 and 1995 were immaterial.

14. RETIREMENT PLANS:

    Substantially all employees of the Corporation are covered by a retirement program that consists of a defined benefit plan and an employee stock ownership plan (ESOP). Benefits under the defined benefit plan are actuarially determined based on an employee's service and compensation, as defined, and funded as necessary.

    Assets in the ESOP are considered in calculating the funding to the defined benefit plan required to provide such benefits. Any shortfall of benefits under the ESOP are to be provided by the defined benefit plan. The ESOP may provide benefits beyond those determined under the defined benefit plan. Contributions to the ESOP are determined by the Corporation's Board of Directors. During 1996, 1995 and 1994, the Corporation made no contribution to the defined benefit plan. The Corporation contributed $600, $525 and $525 to the ESOP in 1996, 1995 and 1994, respectively.

    Pension expense included the following components:



    (Dollar amounts in thousands)                          1996                      1995                      1994
----------------------------------------------------------------------------------------------------------------------------------
    Service cost - benefits earned                      $   957                 $   765                    $    763
    Interest cost on projected benefit obligation           870                     777                         694
    Actual (return) loss on plan assets                  (2,895)                 (1,252)                        838
    Net amortization and deferral                         1,740                     240                      (1,864)
                                                        -------                 -------                    --------
        Total pension expense                           $   672                 $   530                    $    431
                                                        =======                 =======                    ========


    The information below sets forth the funded status of the Corporation's retirement program. Actuarial present value of benefits is based on service to date and present pay levels.


                                                                                              December 31,
                                                                         --------------------------------------------------------
    (Dollar amounts in thousands)                                                  1996                          1995
---------------------------------------------------------------------------------------------------------------------------------
     Vested                                                                     $  9,091                      $ 10,978
     Nonvested                                                                       487                           354
                                                                                --------                      --------
     Accumulated benefits obligation                                               9,578                        11,332
     Additional amounts related to projected pay increases                         3,729                         4,467
                                                                                --------                      --------
     Total projected benefit obligation                                         $ 13,307                      $ 15,799
     Assets at fair value, consisting primarily
       of the Corporation's common stock                                        $ 18,847                        15,996
                                                                                --------                      --------
     Excess of assets over projected benefits                                      5,540                           197
     Unrecognized net (gain) loss                                                 (3,522)                        2,051
     Unrecognized prior service cost                                                  95                           111
     Unrecognized net transition asset                                              (697)                         (871)
                                                                                --------                      --------
     Prepaid pension asset recognized in the
       statement of condition                                                   $  1,416                      $  1,488
                                                                                ========                      ========
Principal assumptions used:

     Discount rate                                                                 7.50%                         6.00%
                                                                                ========                      ========
     Rate of increase in compensation levels                                       7.50%                         6.00%
                                                                                ========                      ========
     Expected long-term rate of return on plan assets                              7.00%                         7.00%
                                                                                ========                      ========

    The Corporation also provides medical benefits to its employees subsequent to their retirement. Accrued postretirement benefits as of December 31, 1996 are as follows:



    (Dollar amounts in thousands)
------------------------------------------------------------------------------------------------------------------------------
    Accumulated postretirement benefit obligation (APBO):
       Retirees                                                                                  $1,607
       Active employees fully eligible to retire and receive benefits                                46
       Active employees not fully eligible                                                          778
                                                                                                 ------
         Total APBO                                                                               2,431
    Unamortized transition obligation                                                            (1,843)
                                                                                                 ------
       Accrued postemployment benefit liability                                                    $588
                                                                                                 ======
    Net periodic postretirement benefit cost for 1996 included the following components:
    Service cost - benefits attributed to service during the period                              $   50
    Interest cost on accumulated postretirement benefit obligation                                  168
    Amortization of transition obligation over 20 years                                             102
                                                                                                 ------
       Net periodic postretirement benefit cost                                                  $  320
                                                                                                 ======


    The assumed discount rate used in determining the accumulated postretirement benefit was 7.5% and the assumed medical care cost trend rate was 5.5%.

15. CRAWFORD BANCORP MERGER:

    In July 1996 the Corporation consummated its acquisition of Crawford Bancorp (Crawford) in Robinson, Illinois. In exchange for all of the outstanding common stock of Crawford, the Corporation issued 626,796 shares of its common stock. The acquisition was accounted for as a pooling of interests and accordingly, the consolidated financial statements of the Corporation for all prior periods presented have been restated to include Crawford.

    Net interest income and net income of Crawford included in the Corporation's consolidated statements of income are as follows:

                                                                                   DECEMBER 31,
                                                           -----------------------------------------------------------
    (Dollar amounts in thousands)                               1996                   1995                  1994
----------------------------------------------------------------------------------------------------------------------
   NET INTEREST INCOME:
      First Financial Corporation                              $ 54,387               $ 48,630               $ 47,425
      Crawford Bancorp                                            3,639                  3,556                  3,693
      Combined                                                   58,026                 52,186                 51,118

   NET INCOME:
      First Financial Corporation                              $ 15,751               $ 13,274               $ 12,305
      Crawford Bancorp                                              220                    623                  1,020
      Combined                                                   15,971                 13,897                 13,325

16. REGULATORY MATTERS:

    The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy quidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios (set forth in the table on the next page) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Corporation meets all capital adequacy requirements to which it is subject.

    As of December 31, 1996, the most recent notification from the respective regulatory agencies categorized the Corporation and its subsidiary banks as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Corporation must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Corporation's category.

    The Corporation's actual capital amounts and ratios are also presented in the table.





                                                                                                          TO BE WELL CAPITALIZED
                                                                                FOR CAPITAL              UNDER PROMPT CORRECTIVE
                                                   ACTUAL                    ADEQUACY PURPOSES               ACTION PROVISIONS
                                       -------------------------------  ---------------------------  ----------------------------
    (DOLLAR AMOUNTS IN THOUSANDS)        AMOUNT                RATIO      AMOUNT            RATIO      AMOUNT             RATIO
---------------------------------------------------------------------------------------------------------------------------------
    AS OF DECEMBER 31, 1996
      Total Capital
        (to Risk-Weighted Assets)      $155,852             16.00%      >$  77,908        >8.0%       >$ 97,385         > 10.0%
                                                                        -                 -           -                 -
      Tier I Capital
        (to Risk-Weighted Assets)       145,096             14.90%      >   38,954        >4.0%       >  58,431         >  6.0%
                                                                        -                 -           -                 -
      Tier I Capital
        (to Average Assets)             145,096              9.35%      >   62,105        >4.0%       >  77,632         >  5.0%
                                                                        -                 -           -                 -
    AS OF DECEMBER 31, 1995
      Total Capital
        (to Risk-Weighted Assets)      $143,616             15.65%      >$  73,397        >8.0%       >$ 91,746         > 10.0%
                                                                        -                 -           -                 -
      Tier I Capital
        (to Risk-Weighted Assets)       133,000             14.50%      >   36,698        >4.0%       >  55,048         >  6.0%
                                                                        -                 -           -                 -
      Tier I Capital
        (to Average Assets)             133,000              9.31%      >   57,173        >4.0%       >  71,466         >  5.0%
                                                                        -                 -           -                 -



17. PARENT COMPANY CONDENSED FINANCIAL STATEMENTS:

    The parent company's condensed balance sheets as of December 31, 1996 and 1995, and the related condensed statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 1996 are as follows:



    BALANCE SHEETS
                                                                                       DECEMBER 31,
                                                                    --------------------------------------------------
    (Dollar amounts in thousands)                                        1996                                 1995
----------------------------------------------------------------------------------------------------------------------
    ASSETS
      Cash deposits in affiliated banks                             $   2,537                            $   2,088
      Investments in bank subsidiaries                                147,192                              138,181
      Land and headquarters building, net                               7,402                                7,565
      Other                                                             4,466                                3,581
                                                                    ---------                            ---------
         TOTAL ASSETS                                               $ 161,597                            $ 151,415
                                                                    =========                            =========

    LIABILITIES AND SHAREHOLDERS' EQUITY

    LIABILITIES:
      Long-term borrowings                                          $   7,340                            $   7,457
      Dividends payable                                                 2,338                                1,770
      Other liabilities                                                 1,542                                2,113
                                                                    ---------                            ---------
         TOTAL LIABILITIES                                             11,220                               11,340
                                                                    =========                            =========

    SHAREHOLDERS' EQUITY:
      Common stock                                                        835                                  805
      Additional capital                                               43,761                               36,048
      Retained earnings                                               101,093                               98,625
      Unrealized gains on available-for-sale securities
        of bank subsidiaries, net of taxes                              4,688                                6,535
      Less treasury shares, at cost                                         -                               (1,938)
                                                                    ---------                            ---------
         TOTAL SHAREHOLDERS' EQUITY                                   150,377                              140,075
                                                                    ---------                            ---------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $ 161,597                            $ 151,415
                                                                    =========                            ==========


STATEMENTS OF INCOME AND RETAINED EARNINGS
                                                                       YEARS ENDED DECEMBER 31,
                                               -----------------------------------------------------------------------
    (Dollar amounts in thousands)                            1996                  1995                   1994
----------------------------------------------------------------------------------------------------------------------
    Income:
      Dividends from bank subsidiaries                    $   5,008              $  5,383               $  3,588
      Other income                                              861                   848                    834
                                                          ---------              --------               --------
        Total income                                          5,869                 6,231                  4,422
    Expenses:
      Interest on long-term borrowings                          354                   460                    435
      Other operating expenses                                1,254                   765                    614
                                                          ---------              --------               --------
        Total operating expenses                              1,608                 1,225                  1,049
                                                          ---------              --------               --------

        Income before income taxes and equity
          in undistributed earnings of bank subsidiaries      4,261                 5,006                  3,373
      Income tax (expense) credit                               329                    97                   (573)
                                                          ---------              --------               --------
        Income before equity in undistributed
          earnings of bank subsidiaries                       4,590                 5,103                  2,800
    Equity in undistributed earnings of bank subsidiaries    11,381                 8,794                 10,525
                                                          ---------              --------               --------
        Net income                                           15,971                13,897                 13,325
    Retained earnings at beginning of year                   98,625                95,968                 86,005
                                                          ---------              --------               --------
                                                            114,596               109,865                 99,330
    Cash dividends                                           (4,290)               (3,554)                (3,362)
    Stock dividends                                          (9,213)               (7,686)                     -
                                                          ---------              --------               --------
    Retained earnings at end of year                      $ 101,093              $ 98,625               $ 95,968
                                                          =========              ========               ========


STATEMENTS OF CASH FLOWS

                                                                               YEARS ENDED DECEMBER 31,
                                               ----------------------------------------------------------------------------------
    (Dollar amounts in thousands)                                 1996                   1995                   1994
---------------------------------------------------------------------------------------------------------------------------------
    CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                 $  15,971             $  13,897               $  13,325
    Adjustments to reconcile net income to net cash
       provided by operating activities:
         Depreciation                                                171                   165                     160
         Equity in undistributed earnings of bank subsidiaries   (11,381)               (8,794)                (10,525)
         Increase (decrease) in other liabilities                   (965)                  540                     839
         Decrease in other assets                                     22                     5                       1
                                                               ---------             ---------               ---------
           NET CASH PROVIDED BY OPERATING ACTIVITIES           $   3,818             $   5,813               $   3,800

    CASH FLOWS FROM FINANCING ACTIVITIES:
      Principal payments on long-term borrowings                    (117)                 (914)                   (216)
      Proceeds from reissuance of treasury stock                     600                   525                       -
      Purchase of treasury stock                                    (131)               (1,855)                   (608)
      Dividends paid                                              (3,721)               (3,489)                 (3,283)
                                                               ---------             ---------               ---------
           NET CASH USED BY FINANCING ACTIVITIES                  (3,369)               (5,733)                 (4,107)
                                                               ---------             ---------               ---------
           NET INCREASE (DECREASE) IN CASH                           449                    80                    (307)
           CASH, BEGINNING OF YEAR                                 2,088                 2,008                   2,315
                                                               ---------             ---------               ---------
           CASH, END OF YEAR                                   $   2,537             $   2,088               $   2,008
                                                               =========             =========               =========

      Supplemental disclosures of cash flow information:
        Cash paid during the year for:
         Interest                                              $     368             $     458               $     435
                                                               =========             =========               =========
         Income taxes                                          $   6,974             $   5,577               $   4,520
                                                               =========             =========               =========

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



     DONALD E. SMITH                           MICHAEL A. CARTY
     Donald E. Smith                           Michael A. Carty
     President & Chief Executive Officer       Treasurer




REPORT OF INDEPENDENT ACCOUNTANTS

     We have audited the accompanying consolidated balance sheets of First Financial Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Financial Corporation and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


COOPER + LYBRAND LLP
Indianapolis, Indiana
January 25, 1997

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following information provides management's discussion and analysis of First Financial Corporation's financial condition and the results of its operations. The information presented should be read in conjunction with the audited financial statements and related footnotes appearing elsewhere in this report.

First Financial Corporation (the Corporation) is a multi-bank holding company. The Corporation, which is headquartered in Terre Haute, Indiana, offers a wide variety of financial services including commercial and consumer lending, lease financing, trust account services and depositor services through its eight subsidiaries. The Corporation's principal subsidiary is Terre Haute First National Bank (Terre Haute First) located in Vigo County. The Corporation's other seven wholly-owned bank subsidiaries are First State Bank of Clay County, Indiana (First State), First Citizens State Bank of Newport, Indiana (Citizens), First Farmers State Bank of Sullivan, Indiana (Farmers), First Ridge Farm State Bank of Ridge Farm, Illinois (Ridge Farm), First Parke State Bank of Rockville, Indiana (Parke), First National Bank of Marshall, Illinois (Marshall), and First Crawford State Bank of Robinson, Illinois (Crawford). At the close of business in 1996 the Corporation and its subsidiaries had 694 full time equivalent employees.

Terre Haute First is the largest bank in Vigo County. It operates ten full-service banking branches within the county. In addition to its branches, it has a main office in downtown Terre Haute and a 50,000-square-foot commercial building on South Third Street in Terre Haute, which serves as its operations center and provides additional office space.

First State has five branch locations in Clay County, a county contiguous to Vigo County. Citizens has three branches, all of which are located in Vermillion County, a county contiguous to Vigo County. Farmers has six branches of which five are located in Sullivan County and one in Greene County. Sullivan County is contiguous to Vigo County. Ridge Farm has one branch and is located in Vermilion County, Illinois. Parke has four branches in Parke County, a county contiguous to Vigo County. Marshall has one branch and is located in Clark County, Illinois, a county contiguous to Vigo County. Crawford has two branches in Crawford County, Illinois and one branch in Lawrence County, Illinois.

Terre Haute First faces competition from other financial institutions in Vigo County. These competitors include three commercial banks, a mutual savings bank and other financial institutions, including consumer finance companies, brokerage firms and credit unions. The seven other bank subsidiaries have similar competition in their primary market areas. The number of competitors of each subsidiary is as follows:

       FIRST STATE -- Three commercial banks, two credit unions and one brokerage firm in Clay County, Indiana.
       CITIZENS -- Three commercial banks, two credit unions and one brokerage firm in Vermillion County, Indiana.
       FARMERS -- Two commercial banks and one brokerage firm in Sullivan County, Indiana, and three commercial banks in Greene County, Indiana.
       PARKE -- Two commercial banks, five credit unions and two brokerage firms in Parke County, Indiana.
       RIDGE FARM -- Four commercial banks, one savings and loan, five credit unions and two brokerage firms in Vermilion County, Illinois.
       MARSHALL -- Three commercial banks and one savings and loan in Clark County, Illinois.
       CRAWFORD -- Four commercial banks, one savings and loan, two credit unions and four brokerage firms in Crawford County, Illinois, and five commercial banks and one savings and loan in Lawrence County, Illinois.

The Corporation's business activities are centered in west central Indiana and east central Illinois. The Corporation has no foreign activities other than periodically investing available funds in time deposits held in foreign branches of domestic banks.

The economy of the Wabash Valley, the Corporation's primary market area, performed about the same as the national economy during 1996. The subsidiary banks' policies of normally making loans in their market area has resulted in a geographic concentration of loans. However, the Corporation's loan-to-deposit ratio of 78.2% is comparable to the average ratio of bank holding companies of a similar size. The subsidiary banks have the ability to fund continued growth, which should result in increased net interest income and net income. In 1996 there has been continued retail and industrial construction in the Wabash Valley. This should provide a base for a steady, modest growth in the market area during the coming year.

There are no other presently known trends, events or uncertainties that will have or that are reasonably likely to have a material effect on the Corporation's liquidity, capital resources or operations for 1997.

RESULTS OF OPERATIONS -- SUMMARY FOR 1996

Net income for 1996 was $16.0 million or $2.39 per share. The increased earnings over 1995 net income of $13.9 million or $2.08 per share were primarily the result of improved net interest income and reductions in Federal Deposit Insurance Corporation insurance and data processing expenses. Prior to 1996, the Corporation's data processing was performed by an outside vendor under a facilities management agreement. The Corporation was able to reduce its data processing expenses with the conversion to an internal processing system. The primary components of income and expense affecting net income are discussed in the following analysis.


NET INTEREST INCOME

The principal source of the Corporation's earnings is net interest income, which represents the difference between interest earned on loans and investments and the interest cost associated with deposits and other sources of funding.
Total average interest-earning assets increased to $1,451.3 million from $1,341.5 million in 1996 and the yield on these assets increased slightly from 8.24% in 1995 to 8.25% in 1996. Total average interest-bearing liabilities amounted to $1,263.9 million in 1996 compared to $1,156.0 million in 1995, while the yield on these interest-bearing liabilities decreased from 4.68% in 1995 to 4.57% in 1996.
On a tax equivalent basis, net interest income increased $5.5 million from $56.4 million in 1995 to $61.9 million in 1996. Net interest margin increased from 4.20% in 1995 to 4.27% in 1996. This increase is primarily the result of lower costs for interest-bearing liabilities.
The following table sets forth the components of net interest income due to changes in volume and rate. The table information compares 1996 to 1995 and 1995 to 1994.




                                     1996 Compared to 1995                                      1995 Compared to 1994
                                   Increase (Decrease) Due to                                 Increase (Decrease) Due to
                            ------------------------------------------           ------------------------------------------------

                                                     Volume/                                                 Volume/
(Dollar amounts in thousands)  Volume     Rate         Rate      Total           Volume         Rate           Rate      Total
---------------------------------------------------------------------------------------------------------------------------------
Interest earned on
    interest-earning assets:
      Loans (1)                $  388     $ 1,057    $     5     $ 1,450        $ 4,755       $ 4,550       $   318     $ 9,623
        Taxable investment
        securities              8,698         183         77       8,958          1,753         2,285           242       4,280
      Tax-exempt
       investment
       securities (1)            (803)        115         (8)       (696)           274           448            12         734
      Federal funds sold         (483)        (14)         7        (490)           210           147            55         412
      Interest-bearing
       deposits:
       Domestic                     4          14          1          19            (19)            -             -         (19)
                               ------     -------    -------     -------        -------       -------       -------     -------
Total interest income          $7,804     $ 1,355    $    82     $ 9,241        $ 6,973       $ 7,430       $   627     $15,030
                               ======     =======    =======     =======        =======       =======       =======     =======
Interest paid on
    interest-bearing
    liabilities:
    Savings deposits              291        (509)       (14)       (232)        (1,294)          578           (67)       (783)
    Time deposits               1,447      (1,119)       (46)        282          4,811         5,591         1,123      11,525
    Federal funds purchased
      and securities sold
      under agreement to
      repurchase                 (699)        (67)        19        (747)          (317)          850          (132)        401
    Other                       5,181        (431)      (387)      4,363          1,650           572           289       2,511
                               ------     -------    -------     -------        -------       -------       -------     -------
Total interest expense          6,220      (2,126)      (428)      3,666          4,850         7,591         1,213      13,654
                               ------                -------     -------        -------       -------       -------     -------
Net interest income            $1,584     $ 3,481    $   510     $ 5,575        $ 2,123       $  (161)      $  (586)    $ 1,376
                               ======     =======    =======     =======        =======       =======       =======     =======

    (1) Changes in interest income include the effect of tax equivalent adjustments using a federal tax rate of 35%.

PROVISION FOR LOAN LOSSES

   The provision for loan losses is established by charging current earnings with an amount which will maintain the allowance for loan losses at a level sufficient to provide for losses in the Corporation's loan portfolio. Management considers several factors in determining the provision, including loss experience, changes in the composition of the portfolio, the financial condition of borrowers, economic trends, and general economic conditions. The provision for loan losses totaled $4.5 million for 1996 as compared to $2.6 million for 1995. This increase was due to the resolution of a few commercial loans and increased consumer loan losses because of high consumer debt.
   Net charge-offs for 1996 increased to $4.3 million from 1995. At December 31, 1996, the resulting allowance for loan losses was $10.8 million or 1.17% of total loans, net of unearned income. A year earlier the allowance was 1.21% of total loans.

OTHER INCOME
   Other income decreased slightly in 1996 to $7.8 million from $7.9 million earned in 1995. There were no major contributing factors for this decrease. Although most components of other income, such as trust department income, other service charges and fees, and investment securities gains, increased $237 thousand, $158 thousand and $79 thousand respectively, these were offset by a decrease in service charges on deposit accounts and all other income by $157 thousand and $390 thousand, respectively.

OTHER EXPENSES
   Other expenses totaled $39.3 million for 1996 compared to $38.7 million for 1995. This represents an increase of only $590 thousand or 1.5% for 1996. Although the Corporation had a decrease of $1.2 million or 97.0% in the FDIC insurance and $1.2 million or 61.3% in the data processing expense, these were offset by increases in most of the other components of other expenses. Salaries and related benefits, the largest component of this group, increased from $19.5 million to $21.2 million or 8.8%.

INCOME TAXES
   The Corporation's federal income tax provision was $4.5 million in 1996 compared to a provision of $3.3 million in 1995. The overall effective tax rate in 1996 of 27.8% compares to a 1995 effective rate of 26.3%.

COMPARISON OF 1995 TO 1994
   Net income for 1995 was $13.9 million or $2.08 per share compared to $13.3 million in 1994 or $1.98 per share. This increased income was primarily the result of a reduction in FDIC insurance expense by $1.2 million or 47.5%. Net interest income increased $1.2 million in 1995 as compared to 1994. Net yield on interest-earning assets was 4.20% for 1995 and 4.41% for 1994.

FINANCIAL CONDITION -- SUMMARY

The Corporation's total assets increased to a record $1,620 million at December 31, 1996, up from $1,545 million a year earlier. Loans, net of unearned income, increased by $39.3 million, to $918.8 million. The increase in loans was primarily funded by deposits and advances from the Federal Home Loan Bank. Advances from the Federal Home Loan Bank at December 31, 1996, were $204.2 million, of which $140.2 million represents short-term obligations. Total shareholders' equity at December 31, 1996, was $150.4 million compared to $140.1 million a year earlier. Following is an analysis of the components of the Corporation's balance sheet. Information describing the components of the Corporation's investment securities, the market value, maturities and weighted average yields of the investments is included in Note 4 of the notes to the consolidated financial statements.


LOAN PORTFOLIO
   Loans outstanding by major category as of December 31 for each of the last five years and the maturities and interest sensitivity of the loans outstanding as of December 31, 1996, are set forth in the following analysis.




(Dollar amounts in thousands)                        1996             1995             1994            1993             1992
----------------------------------------------------------------------------------------------------------------------------------
   LOAN CATEGORY
   Commercial, financial and agricultural          $197,449         $180,858         $174,371        $165,501         $171,159
   Real estate - construction                        22,629           22,882           21,428          18,404           16,779
   Real estate - mortgage                           508,010          460,060          455,673         430,699          388,571
   Installment                                      188,670          213,696          203,689         179,346          157,814
   Lease financing                                    3,284            4,151            5,259           7,121            9,183
                                                   --------         --------         --------        --------         --------
            TOTAL                                  $920,042         $881,647         $860,420        $801,071         $743,506
                                                   ========         ========         ========        ========         ========



                                                                                    After One
                                                                     Within        But Within        After Five
(Dollar amounts in thousands)                                       One Year       Five Years          Years            Total
----------------------------------------------------------------------------------------------------------------------------------

   MATURITY DISTRIBUTION

   Commercial, financial and agricultural                           $131,137         $ 52,878        $ 13,434         $197,449
   Real estate - construction                                         16,591            5,413             625           22,629
                                                                    --------         --------         -------         --------
            TOTAL                                                   $147,728         $ 58,291        $ 14,059         $220,078
                                                                    ========         ========         =======         ========

   Real estate - mortgage                                                                                              508,010
   Installment                                                                                                         188,670
   Lease financing                                                                                                       3,284
                                                                                                                      --------
            TOTAL                                                                                                     $920,042
                                                                                                                      ========

   Loans maturing after one year with:
     Fixed interest rates                                                            $ 37,486        $ 11,402
     Variable interest rates                                                           20,805           2,657
                                                                                     --------        --------
            TOTAL                                                                    $ 58,291        $ 14,059
                                                                                     ========        ========


ALLOWANCE FOR LOAN LOSSES
  The activity in the Corporation's allowance for loan losses is shown in the following analysis:

(Dollar amounts in thousands)                   1996        1995        1994          1993        1992
-------------------------------------------------------------------------------------------------------
   Amount of loans outstanding
     at December 31,                          $920,042    $881,647    $860,420     $801,071    $743,506
                                              ========    ========    ========     ========    ========
   Average amount of loans by year            $885,964    $881,559    $823,983     $752,712    $676,857
                                              ========    ========    ========     ========    ========

   Allowance for loan losses
     at beginning of year                     $ 10,616    $ 10,536    $ 10,024     $ 10,735    $  9,324
   Loans charged off:
     Commercial, financial and agricultural      2,577       1,364       1,578        1,471       1,328
     Real estate - mortgage                        207         293         150        1,442         563
     Installment                                 2,615       2,016       1,422        1,251       1,243
     Leasing                                         2         148           2          103          58
                                              --------    --------    --------     --------    --------
       Total loans charged off                   5,401       3,821       3,152        4,267       3,192
                                              --------    --------    --------     --------    --------

   Recoveries of loans previously charged off:
     Commercial, financial and agricultural        426         727         460          484         169
     Real estate - mortgage                        147         138         131           99          65
     Installment                                   500         466         390          332         234
     Leasing                                         7           7           9           27          67
                                              --------    --------    --------     --------    --------
       Total recoveries                          1,080       1,338         990          942         535
                                              --------    --------    --------     --------    --------

   Net loans charged off                         4,321       2,483       2,162        3,325       2,657
   Provision charged to expense                  4,461       2,563       2,674        2,614       4,068
                                              --------    --------    --------     --------    --------

   Balance at end of year                     $ 10,756    $ 10,616    $ 10,536     $ 10,024    $ 10,735
                                              ========    ========    ========     ========    ========
   Ratio of net charge-offs during period
     to average loans outstanding                  .49%        .28%        .26%         .44%        .39%
                                              ========    ========    ========     ========    ========

  Management anticipates $1.3 million of commercial, financial and agricultural loans, $168 thousand of real estate-mortgage loans, $1.7 million of installment loans, and $5 thousand of leases will be charged off for 1997. The remaining $7.6 million or 71% of the allowance will be available for losses resulting from unforeseen circumstances.

UNDER-PERFORMING LOANS

  Management monitors the components and status of under-performing loans as a part of the evaluation procedures used in determining the adequacy of the allowance for possible loan losses. It is the Corporation's policy to discontinue the accrual of interest on loans where, in management's opinion, serious doubt exists as to collectibility. The amounts shown below represent non-accrual loans, loans which have been restructured to provide for a reduction or deferral of interest or principal because of deterioration in the financial condition of the borrower and those loans which are past due more than 90 days where the Corporation continues to accrue interest. The interest income for non-accrual and restructured loans that would have been recorded in 1996, 1995 and 1994, under the original terms of the loans is $263 thousand, $333 thousand and $469 thousand, respectively. The Corporation recorded interest income on such loans in the amounts of $152 thousand, $63 thousand and $377 thousand for 1996, 1995 and 1994, respectively.


     (Dollar amounts in thousands)  1996    1995    1994    1993    1992
--------------------------------------------------------------------------
        Non-accrual loans           $2,504  $3,130  $3,593  $2,998  $4,836
        Restructured loans              34     185     217   1,259   1,287
                                    ------  ------  ------  ------  ------
                                     2,538   3,315   3,810   4,257   6,123
        Accruing loans past due      5,296   5,809   2,287   1,385   1,482
                                    ------  ------  ------  ------  ------
                                    $7,834  $9,124  $6,097  $5,642  $7,605
                                    ======  ======  ======  ======  ======


  The ratio of the allowance for loan losses as a percentage of non-performing loans was 137% at December 31, 1996, compared to 116% in 1995. This increase is the result of a decrease in the amount of loans past due 90 days or more and non-accrual loans compared to 1995.

  The following loan categories comprise significant components of the non-performing loans at December 31, 1996:

(Dollar amounts in thousands)
--------------------------------------------------------------------------
Non-accrual loans:
  1-4 family residential                  $    287           12%
  Commercial loans                           1,420           57
  Installment loans                            469           18
  Other, various                               328           13
                                          --------         ----
                                             2,504          100%
                                          ========         ====
Past due 90 days or more:
  1-4 family residential                  $  2,256           43%
  Commercial loans                           1,125           21
  Installment loans                            943           18
  Other, various                               972           18
                                          --------         ----
                                          $  5,296          100%
                                          ========         ====

  There are no material concentrations by industry within the non-performing loans.

  In addition to the above under-performing loans, certain loans are felt by management to be impaired for reasons other than current repayment status. Such reasons may include, but not be limited to previous payment history, bankruptcy proceedings, industry concerns, or information related to a specific borrower that may result in a negative future event to that borrower. At December 31, 1996 the Corporation had $1.7 million of doubtful loans which are still in accrual status.

DEPOSITS

 Total deposits increased to $1,175.2 million in 1996 from $1,163.5 for the same period in 1995. The Corporation experienced a fluctuation between deposit types due to a rate-sensitive market environment. Large certificates of deposit increased $34.1 million or 22.3%.

 The information below presents the average amount of deposits and rates paid on those deposits for 1996, 1995 and 1994.




                                              1996                     1995                   1994
                                      ---------------------    -------------------    ----------------------
(Dollar amounts in thousands)            Amounts     Rate        Amounts     Rate       Amounts     Rate
------------------------------------------------------------------------------------------------------------
  Non-interest-bearing
    demand deposits                   $  134,303              $  128,172               $  121,343
  Interest-bearing demand deposits       282,331    2.59%        264,305     2.73%        279,122     2.69%
  Savings deposits                       119,167    2.44%        126,319     2.56%        162,373     2.30%
  Time deposits:
    $100,000 or more                     229,338    5.45%        160,125     5.71%        134,548     4.42%
    Other time deposits                  425,563    5.47%        469,117     5.61%        389,466     4.62%
                                      ----------              ----------               ----------
      TOTAL                           $1,190,702              $1,148,038               $1,086,852
                                      ==========              ==========               ==========


 The maturities of certificates of deposit of $100 thousand or more outstanding at December 31, 1996, are summarized as follows (in thousands of dollars):


                     3 months or less              $ 57,807
                     Over 3 through 6 months         34,507
                     Over 6 through 12 months        25,445
                     Over 12 months                  69,440
                                                   --------
                        TOTAL                      $187,199
                                                   ========

SHORT-TERM BORROWINGS

 A summary of the carrying value of the Corporation's short-term borrowings at December 31, 1996, 1995 and 1994 is presented below:


(Dollar amounts in thousands)                           1996           1995            1994
----------------------------------------------------------------------------------------------
  Federal funds purchased                         $    38,130        $ 51,800       $  3,495
  Securities sold under agreements to repurchase       24,286          17,861         65,076
  Advances from Federal Home Loan Bank                140,244          95,296         46,272
  Other short-term borrowings                           5,131           3,872          5,406
                                                  -----------        --------       --------
                                                  $   207,791        $168,829       $120,249
                                                  ===========        ========       ========

 Federal funds purchased amounted to $38.1 million in 1996 compared to $51.8 million in 1995. Securities sold under agreements to repurchase increased slightly by $6 million in 1996 from the same period in 1995.

 Advances from the Federal Home Loan Bank increased to $140.2 million in 1996 compared to $95.3 million in 1995. The major reasons for the increase were for temporary liquidity and to arbitrage several investments with these funds. The difference between the investment yield and borrowing rate provided a positive return to the Corporation. The difference in spread was either matched in index (LIBOR) or the Corporation assumed basis and/or option risk. With its increase in capital, the Corporation chose to add more leverage to the balance sheet and increase net interest income. This strategy was primarily implemented in the fourth quarter of 1995 and continued in 1996. As of December 31, 1996, the total investments in such programs totaled $88.4 million. The Asset/Liability Committee reviews these investments and considers the related strategies on a weekly basis.

   The amounts and interest rates related to federal funds purchased and securities sold under agreements to repurchase are presented below:



(Dollar amounts in thousands)                                             1996            1995            1994
--------------------------------------------------------------------------------------------------------------------------------
   Average amount outstanding                                           $ 30,476        $ 42,741        $ 50,616
   Maximum amount outstanding at a month end                              72,337          71,267          69,043
   Average interest rate during year                                        5.54%           5.75%           4.09%
   Interest rate at year end                                                6.25%           6.00%           4.22%


   CAPITAL RESOURCES



   As of December 31, 1996, the Corporation's shareholders' equity was $150.4 million, an increase of 7.4% from the 1995 level of $140.1 million. Bank regulatory agencies have established capital adequacy standards which are used extensively in their monitoring and control of the industry. These standards relate capital to level of risk by assigning different weightings to assets and certain off-balance-sheet activity. Capital is measured by two risk-based ratios: Tier I capital and total capital, which includes Tier II capital. The standards require that companies have minimum ratios of 4% and 8% for Tier I and total capital, respectively. As of December 31, 1996, the Corporation had Tier I capital of 14.9% and total capital of 16.0%, significantly exceeding regulatory minimum standards.

   Additionally, a Tier I leverage ratio is also used by bank regulators as another measure of capital strength. This ratio compares Tier I capital to total reported assets reduced by goodwill. The regulatory minimum level of this ratio is 3% and it acts as a constraint on the degree to which an institution can leverage its equity base. The Corporation's Tier I leverage ratio was 9.35% at December 31, 1996.

   First Financial Corporation's objective is to maintain adequate capital to merit the confidence of its customers and shareholders. To warrant this confidence, the Corporation's management maintains a capital position which they believe is sufficient to absorb unforeseen financial shocks without unnecessarily restricting dividends to its shareholders. The Corporation's dividend payout ratio for 1996 and 1995 was 26.9% and 25.6%, respectively. The Corporation expects to continue its policy of paying regular cash dividends, subject to future earnings and regulatory restrictions and capital requirements.


   INTEREST RATE SENSITIVITY AND LIQUIDITY

   First Financial Corporation charges the eight subsidiary banks with monitoring and managing their individual sensitivity to fluctuations in interest rates and assuring that they have adequate liquidity to meet loan and deposit demand. This function is accomplished through the Asset/Liability Committee. The primary goal of the committee is to maximize net interest income within the interest rate risk limits set by the Committee.

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

    It is important to note that each measure of interest rate risk has its limitations and that each is dependent upon certain assumptions. The Committee has performed a thorough analysis of these inputs and believes the assumptions to be valid and theoretically sound. Furthermore, the relationships are continuously monitored for behavioral changes. The Committee believes that the combination of reports and information represents a fairly comprehensive view of interest rate risk. Due to the conversion to the SENDERO asset/liability model, core deposits are now classified as immediately repriceable. This classification is different from that of previous years. The model then uses assumptions as to when these deposits reprice and the magnitude of the change.

    For the next twelve months, the Corporation is liability sensitive with $321.8 million more liabilities repricing than assets or a .67 sensitivity ratio. This represents 19.9% of total assets. The Corporation has $200.7 million of investments that mature throughout the coming year to meet its liquidity needs. The following table illustrates the Corporation's year end position at differing time intervals.

    Utilizing the Corporation's position at year end, the earnings simulations model projects that under the current rate environment, net interest income will increase by 3.0% in 1997, all things being equal. Actual results will undoubtedly differ from this projection due to changes in many variables. The earnings assets yield 7.9% without tax equivalency and interest-bearing liabilities cost 4.3% for a resulting margin of 3.6%. Management actively monitors the Corporation's position and periodically implements strategies to meet the Corporation's objectives.


    Rate Sensitivity Analysis at December 31, 1996

                                                                       (Dollar amounts in thousands)
Rate sensitive within:                        1-3 MONTHS     4-6 MONTHS    7-12 MONTHS     1-5 YEARS     5-PLUS YEARS     TOTAL
---------------------------------------------------------------------------------------------------------------------   ----------
Earning assets:
Investments                                    $  73,819       $ 72,587       $ 54,317      $228,582        $156,534    $  585,839
Loans                                            224,222         87,254        155,327       385,832          55,376       908,011
                                               ---------       --------       --------      --------        --------    ----------
    TOTAL EARNING ASSETS                         298,041        159,841        209,644       614,414         211,910     1,493,850
Other assets                                           -              -              -             -         125,792       125,792
                                               ---------       --------       --------      --------        --------    ----------
    TOTAL ASSETS                               $ 298,041       $159,841       $209,644      $614,414        $337,702    $1,619,642
                                               =========       ========       ========      ========        ========    ==========
Interest-bearing liabilities:
  Interest-bearing deposits                    $ 491,203       $ 57,085       $115,455      $181,654        $  1,140    $  846,537
  Interest-bearing deposits over $100             57,807         34,507         25,445        69,440               -       187,199
  Borrowed funds                                 185,995            773         21,023             -               -       207,791
  Long-term debt                                       -              -              -        50,818          19,743        70,561
                                               ---------       --------       --------      --------        --------    ----------
    TOTAL INTEREST-BEARING LIABILITIES           735,005         92,365        161,923       301,912          20,883     1,312,088

  Other liabilities                                    -              -              -             -         157,177       157,177
  Capital                                              -              -              -             -         150,377       150,377
                                               ---------       --------       --------      --------        --------    ----------
    TOTAL LIABILITIES AND CAPITAL              $ 735,005       $ 92,365       $161,923      $301,912        $328,437    $1,619,642
                                               =========       ========       ========      ========        ========    ==========

Rate sensitivity gap (assets-liabilities)      $(436,964)      $ 67,476       $ 47,721      $312,502
Cumulative sensitivity ratio                        0.41           0.55           0.67          0.99
Cumulative gap percent of total assets            -26.98%        -22.81%        -19.87%        -0.57%


CONSOLIDATED BALANCE SHEET -- AVERAGE BALANCES AND INTEREST RATES


                                                                                 DECEMBER 31,
                                     ----------------------------------------------------------------------------------------------
                                                     1996                            1995                           1994
                                     --------------------------------  -----------------------------  -----------------------------
                                        AVERAGE               YIELD/     AVERAGE             YIELD/     AVERAGE              YIELD/
(Dollar amounts in thousands)           BALANCE    INTEREST    RATE      BALANCE   INTEREST   RATE      BALANCE    INTEREST   RATE
-----------------------------------------------------------------------------------------------------------------------------------

ASSETS
Interest-earning assets:
  Loans (1) (2)                       $  885,964   $ 79,120    8.93%   $  881,559  $ 77,670   8.81%   $  823,983   $68,048   8.26%
  Taxable investment securities          421,745     29,774    7.06       297,450    20,816   7.00       268,939    16,536   6.15
  Tax-exempt investment
    securities (2)                       133,914     10,320    7.71       144,443    11,016   7.63       140,697    10,283   7.31
  Federal funds sold                       8,612        484    5.62        17,070       974   5.71        12,423       562   4.52
  Interest-bearing deposits
    in other banks:
      Domestic                             1,040         61    5.87           957        42   4.39         1,391        61   4.39
                                      ----------   --------    ----    ----------  --------   ----    ----------   -------   ----
  Total interest-earning assets       $1,451,275   $119,759    8.25%   $1,341,479  $110,518   8.24%   $1,247,433   $95,490   7.65%
                                                   --------    ====                --------   ====                 -------   ====
Non-interest earning assets:
  Cash and due from bank                  57,919                           51,917                         51,830
  Premises and equipment, net             26,598                           22,719                         19,976
  Other assets                            28,883                           22,004                         18,716
  Less allowance for loan losses         (10,644)                         (10,916)                       (10,115)
                                      ----------                       ----------                     ----------
      TOTALS                          $1,554,031                       $1,427,203                     $1,327,840
                                      ==========                       ==========                     ==========

LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
  Savings deposits                       401,498     10,215    2.54%      390,624    10,447   2.67%      441,495    11,230   2.54%
  Time deposits                          654,901     35,767    5.46       629,242    35,485   5.64       524,014    23,960   4.57
  Federal funds purchased
    and securities sold under
    agreement to repurchase               30,476      1,689    5.54        42,741     2,436   5.70        50,616     2,035   4.02
  Other                                  177,036     10,139    5.73        93,327     5,776   6.19        61,986     3,264   5.27
                                      ----------   --------    ----    ----------  --------   ----    ----------   -------   ----
  Total interest-bearing
    liabilities:                      $1,263,911   $ 57,810    4.57%   $1,155,934  $ 54,144   4.68%   $1,078,111   $40,489   3.76%
                                                   --------    ====                --------   ====                 -------   ====
  Non interest-bearing
    liabilities:
  Demand deposits                        134,303                          128,172                        121,343
  Other                                   13,053                           12,553                          7,994
                                      ----------                       ----------                     ----------
                                       1,411,267                        1,296,659                      1,207,448

  Shareholders' equity                   142,764                          130,544                        120,392
                                      ----------                       ----------                     ----------
      TOTALS                          $1,554,031                       $1,427,203                     $1,327,840
                                      ==========                       ==========                     ==========
  Net interest earnings                            $ 61,949                        $ 56,374                        $55,001
                                                   ========                        ========                        =======
  Net yield on interest-earning assets                         4.27%                          4.20%                          4.41%
                                                               ====                           ====                           ====



     (1) For purposes of these computations, nonaccruing loans are included in the daily average loan amounts outstanding.

     (2) Interest income includes the effect of tax equivalent adjustments using a federal tax rate of 35%.

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

MARKET AND DIVIDEND INFORMATION

    At year-end 1996 shareholders owned 6,681,876 shares of the Corporation's common stock. The stock was held by 1,133 shareholders and traded over-the-counter under the NASDAQ National Market System. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

    Historically, the Corporation has paid cash dividends semi-annually and currently expects that comparable cash dividends will continue to be paid in the future. The following table gives quarterly high and low trade prices and dividends per share during each quarter for 1996 and 1995.


                                       1996                               1995
                           ---------------------------         ---------------------------
                           BID QUOTATION       CASH            BID QUOTATION      CASH
                                             DIVIDENDS                           DIVIDENDS
 Quarter ended             HIGH       LOW     DECLARED         HIGH      LOW     DECLARED
 -----------------------------------------------------------------------------------------
 March 31                 $33.33     $30.00                   $29.94    $27.20
 June 30                   31.42      28.81    $.30            28.58     25.41    $.267
 September 30              33.00      30.50                    30.00     27.62
 December 31               37.00      31.75    $.35            30.47     28.10    $.267





SELECTED QUARTERLY DATA


                                                             1996
                                --------------------------------------------------------------
                                                        NET      PROVISION
                                 INTEREST   INTEREST  INTEREST   FOR LOAN    NET    NET INCOME
(Dollar amounts in thousands)     INCOME    EXPENSE    INCOME     LOSSES    INCOME   PER SHARE
----------------------------------------------------------------------------------------------
March 31                         $28,248    $13,870   $14,378    $  735     $4,059    $.61
June 30                           28,431     14,185    14,246       968      3,962     .59
September 30                      29,210     14,604    14,606     1,207      3,645     .55
December 31                       29,947     15,151    14,796     1,551      4,305     .64




                                                             1995
                                --------------------------------------------------------------
                                                        NET      PROVISION
                                 INTEREST   INTEREST  INTEREST   FOR LOAN    NET    NET INCOME
(Dollar amounts in thousands)     INCOME    EXPENSE    INCOME     LOSSES    INCOME   PER SHARE
----------------------------------------------------------------------------------------------
March 31                         $25,132    $12,653   $12,479     $570      $2,941     $.44
June 30                           26,083     13,192    12,891      585       3,191      .48
September 30                      27,027     13,923    13,104      618       3,679      .55
December 31                       28,088     14,376    13,712      790       4,086      .61



*Restated to retroactively reflect 1996 stock dividend.