Form 10-K, Exhibit 13
period 2003-12-31
FIRST FINANCIAL CORP /IN/
filed 2004-03-15
CIK 714562

                                                                               .
                                                                               .
                                                                               .

                               2003 ANNUAL REPORT

FIVE YEAR COMPARISON OF SELECTED FINANCIAL DATA

(Dollar amounts in thousands,
except per share amounts)            2003                 2002                 2001                 2000                 1999
--------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Total assets                      $2,223,057           $2,169,748           $2,041,905           $2,043,267           $1,905,201
Securities                           567,733              511,548              463,509              568,405              594,319
Net loans                          1,429,525            1,432,564            1,348,461            1,298,006            1,191,898
Deposits                           1,479,347            1,434,654            1,313,656            1,322,559            1,256,115
Borrowings                           451,862              457,645              480,674              507,771              445,821
Shareholders' equity                 255,279              241,971              217,511              191,223              168,682

INCOME STATEMENT DATA:
Interest income                      122,661              136,262              144,673              146,417              133,576
Interest expense                      48,225               58,086               74,125               80,583               66,815
Net interest income                   74,436               78,176               70,548               65,834               66,761
Provision for loan losses              7,455                9,478                6,615                4,392                4,725
Other income                          30,819               30,468               21,468               13,610               12,012
Other expenses                        62,461               63,317               53,329               42,703               43,543
Net income                            26,493               28,640               24,196               23,213               21,622

PER SHARE DATA:
Net income                              1.95                 2.10                 1.78                 1.72                 1.55
Cash dividends                           .70                  .62                  .57                  .54                  .47

PERFORMANCE RATIOS:
Net income to average assets            1.21%                1.30%                1.19%                1.18%                1.16%
Net income to average
    shareholders' equity               10.57                12.01                11.33                12.98                12.55
Average total capital
    to average assets                  12.45                11.73                11.38                 9.97                10.13
Average shareholders' equity
    to average assets                  11.43                10.80                10.46                 9.10                 9.28
Dividend payout                        35.88                29.57                32.28                31.19                30.10

                           FIRST FINANCIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

                                                                                            December 31,
                                                                                ---------------------------------
(Dollar amounts in thousands, except per share data)                                2003                  2002
-----------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                         $    94,198           $    96,043
Federal funds sold                                                                    5,850                    50
Available-for-sale securities                                                       567,733               511,548
Loans, net of allowance of $21,239 in 2003 and $21,249 in 2002                    1,408,286             1,411,315

Accrued interest receivable                                                          13,073                15,199
Premises and equipment, net                                                          29,322                29,809
Bank-owned life insurance                                                            50,279                47,736
Goodwill                                                                              7,102                 7,102
Other intangible assets                                                               3,651                 4,289
Other real estate owned                                                               6,424                 5,006
Other assets                                                                         37,139                41,651
                                                                                -----------           -----------
   TOTAL ASSETS                                                                 $ 2,223,057           $ 2,169,748
                                                                                ===========           ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
 Non-interest-bearing                                                           $   179,517           $   146,585
 Interest-bearing:
   Certificates of deposit of $100 or more                                          192,185               200,325
   Other interest-bearing deposits                                                1,107,645             1,087,744
                                                                                -----------           -----------
                                                                                  1,479,347             1,434,654

Short-term borrowings                                                                68,629                34,355
Other borrowings                                                                    383,233               423,290
Other liabilities                                                                    36,569                35,478
                                                                                -----------           -----------
   TOTAL LIABILITIES                                                              1,967,778             1,927,777

Shareholders' equity

  Common stock, $.125 stated value per share,
   Authorized shares -- 40,000,000
   Issued shares -- 14,450,966
   Outstanding shares -- 13,578,770 in 2003 and 13,618,890 in 2002                    1,806                   903
  Additional capital                                                                 67,181                66,809
  Retained earnings                                                                 194,294               178,209
  Accumulated other comprehensive income                                             11,463                14,276
  Less: Treasury shares at cost -- 872,196 in 2003 and 832,076 in 2002              (19,465)              (18,226)
                                                                                -----------           -----------

   TOTAL SHAREHOLDERS' EQUITY                                                       255,279               241,971
                                                                                -----------           -----------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                   $ 2,223,057           $ 2,169,748
                                                                                ===========           ===========

See accompanying notes.

                               2003 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF INCOME

                                                                                    Years Ended December 31,
                                                                        --------------------------------------------
(Dollar amounts in thousands, except per share data)                      2003              2002              2001
--------------------------------------------------------------------------------------------------------------------
INTEREST AND DIVIDEND INCOME:
  Loans, including related fees                                         $ 96,536          $105,566          $108,658
  Securities:
    Taxable                                                               15,714            19,129            24,622
    Tax-exempt                                                             7,816             8,326             8,326
  Other                                                                    2,595             3,241             3,067
                                                                        --------          --------          --------
     TOTAL INTEREST AND DIVIDEND INCOME                                  122,661           136,262           144,673

INTEREST EXPENSE:
  Deposits                                                                26,925            34,607            47,208
  Short-term borrowings                                                      431               687             2,514
  Other borrowings                                                        20,869            22,792            24,403
                                                                        --------          --------          --------
     TOTAL INTEREST EXPENSE                                               48,225            58,086            74,125
                                                                        --------          --------          --------
     NET INTEREST INCOME                                                  74,436            78,176            70,548
  Provision for loan losses                                                7,455             9,478             6,615
                                                                        --------          --------          --------
     NET INTEREST INCOME AFTER
       PROVISION FOR LOAN LOSSES                                          66,981            68,698            63,933

NON-INTEREST INCOME:
  Trust and financial services                                             3,762             3,419             3,545
  Service charges and fees on deposit accounts                             8,066             6,183             5,470
  Other service charges and fees                                           8,063             5,369             4,327
  Securities gains                                                           237               154               180
  Insurance commissions                                                    6,282             6,136             3,763
  Gain on sale of mortgage loans                                           2,027             2,767             2,209
  Gain on life insurance benefit                                              --             3,916                --
  Other                                                                    2,382             2,524             1,974
                                                                        --------          --------          --------
     TOTAL NON-INTEREST INCOME                                            30,819            30,468            21,468

NON-INTEREST EXPENSES:
  Salaries and employee benefits                                          36,696            36,528            30,544
  Occupancy expense                                                        3,830             3,707             3,692
  Equipment expense                                                        3,224             3,306             3,448
  Other                                                                   18,711            19,776            15,645
                                                                        --------          --------          --------
     TOTAL NON-INTEREST EXPENSE                                           62,461            63,317            53,329
                                                                        --------          --------          --------
     INCOME BEFORE INCOME TAXES                                           35,339            35,849            32,072
Provision for income taxes                                                 8,846             7,209             7,876
                                                                        --------          --------          --------
     NET INCOME                                                         $ 26,493          $ 28,640          $ 24,196
                                                                        ========          ========          ========
EARNINGS PER SHARE:

     NET INCOME                                                         $   1.95          $   2.10          $   1.78
                                                                        ========          ========          ========
  Weighted average number of shares outstanding (in thousands)            13,588            13,652            13,600
                                                                        ========          ========          ========

See accompanying notes.

                           FIRST FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                     Accumulated
                                                                                        Other
(Dollar amounts in thousands, except per share     Common   Additional   Retained   Comprehensive   Treasury
data)                                              stock      Capital    Earnings       Income       Stock       Total
------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 2001                         $     903   $  66,680  $ 141,653     $   3,900    $ (21,913)  $ 191,223
Comprehensive income:
   Net income                                            -           -     24,196             -            -      24,196
   Other comprehensive income, net of tax:
   Change in net unrealized gains/losses
     on available-for-sale securities                    -           -          -         4,399            -       4,399
                                                                                                               ---------
        Total comprehensive income                                                                                28,595

Issuance of treasury stock (365,344 shares)              -           -          -             -        6,801       6,801
Treasury stock purchase (65,298 shares)                  -           -          -             -       (1,297)     (1,297)
Cash dividends, $ .57 per share                          -           -     (7,811)            -            -      (7,811)
                                                 ---------   ---------  ---------     ---------    ---------   ---------

BALANCE, DECEMBER 31, 2001                             903      66,680    158,038         8,299      (16,409)    217,511

Comprehensive income:
   Net income                                            -           -     28,640             -            -      28,640
   Other comprehensive income, net of tax:
   Change in net unrealized gains/losses
     on available-for-sale securities                    -           -          -         5,977            -       5,977
                                                                                                               ---------
        Total comprehensive income                                                                                34,617

Contribution of 41,500 shares to ESOP                    -         129          -             -          909       1,038
Treasury stock purchase (111,130 shares)                 -           -          -             -       (2,726)     (2,726)
Cash dividends, $ .62 per share                          -           -     (8,469)            -            -      (8,469)
                                                 ---------   ---------  ---------     ---------    ---------   ---------

BALANCE, DECEMBER 31, 2002                             903      66,809    178,209        14,276      (18,226)    241,971

Comprehensive income:
   Net income                                            -           -     26,493             -            -      26,493
   Other comprehensive income, net of tax:
   Change in net unrealized gains/losses
     on available-for-sale securities                    -           -          -        (2,813)           -      (2,813)
                                                                                                               ---------
        Total comprehensive income                                                                                23,680

Two-for-one stock split                                903           -       (903)            -            -           -
Contribution of 40,000 shares to ESOP                    -         372          -             -          884       1,256
Treasury stock purchase (80, 120 shares)                 -           -          -             -       (2,123)     (2,123)
Cash dividends, $ .70 per share                          -           -     (9,505)            -            -      (9,505)
                                                 ---------   ---------  ---------     ---------    ---------   ---------

BALANCE, DECEMBER 31, 2003                       $   1,806   $  67,181  $ 194,294     $  11,463    $ (19,465)  $ 255,279
                                                 =========   =========  =========     =========    =========   =========

See accompanying notes.

                               2003 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                             Years Ended December 31,
                                                                                -------------------------------------------------
 (Dollar amounts in thousands, except per share data)                              2003                2002                2001
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                      $  26,493           $  28,640           $  24,196
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Net (accretion) amortization on securities                                      558                (941)             (2,128)
      Provision for loan losses                                                     7,455               9,478               6,615
      Securities gains                                                               (237)               (154)               (180)
      Depreciation and amortization                                                 2,883               2,950               3,500
      Provision for deferred income taxes                                            (252)               (827)                110
      Net change in accrued interest receivable                                     2,126               1,036               2,855
      Contribution of shares to ESOP                                                1,256               1,038                   -
      Other, net                                                                    4,527              (6,342)             (4,202)
                                                                                ---------           ---------           ---------
        NET CASH FROM OPERATING ACTIVITIES                                         44,809              34,878              30,766
                                                                                ---------           ---------           ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Sales of available-for-sale securities                                            8,308               9,736               1,097
  Maturities and principal reductions on available-for-sale securities            189,049             131,304             156,938
  Purchases of available-for-sale securities                                     (258,551)           (140,015)            (43,499)
  Loans made to customers, net of repayments                                       (5,844)              6,237             (57,521)
  Net change in federal funds sold                                                 (5,800)             43,326             (39,201)
  Purchase of Forrest Sherer Inc.                                                       -                   -              (1,699)
  Purchase of Community Financial Corp.                                                 -              14,554                   -
  Additions to premises and equipment                                              (1,758)             (2,442)             (2,548)
                                                                                ---------           ---------           ---------
        NET CASH FROM INVESTING ACTIVITIES                                        (74,596)             62,700              13,567
                                                                                ---------           ---------           ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net change in deposits                                                           44,693             (25,638)             (8,903)
  Net change in other short-term borrowings                                        34,274             (25,379)             35,888
  Dividends paid                                                                   (8,845)             (8,209)             (7,586)
  Purchases of treasury stock                                                      (2,123)             (2,726)             (1,297)
  Proceeds from other borrowings                                                   18,013              21,006              78,923
  Repayments on other borrowings                                                  (58,070)            (28,794)           (141,908)
                                                                                ---------           ---------           ---------
        NET CASH FROM FINANCING ACTIVITIES                                         27,942             (69,740)            (44,883)
                                                                                ---------           ---------           ---------
        NET CHANGE IN CASH AND CASH EQUIVALENTS                                    (1,845)             27,838                (550)

        CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                               96,043              68,205              68,755
                                                                                ---------           ---------           ---------
        CASH AND CASH EQUIVALENTS, END OF YEAR                                  $  94,198           $  96,043           $  68,205
                                                                                =========           =========           =========

  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during the year for:
    Interest                                                                    $  48,791           $  58,925           $  76,049
                                                                                =========           =========           =========
    Income taxes                                                                $   8,016           $  11,388           $   7,533
                                                                                =========           =========           =========

See accompanying notes.

                           FIRST FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

     BUSINESS

     ORGANIZATION: The consolidated financial statements of First Financial Corporation and its subsidiaries (the Corporation) include the parent company and its wholly-owned subsidiaries, First Financial Bank, N.A. of Vigo County, Indiana (First Financial Bank, formerly known as Terre Haute First), The Morris Plan Company of Terre Haute (Morris Plan), First State Bank of Clay County, Indiana (State), First Citizens State Bank of Vermillion County, Indiana (Citizens), First Farmers State Bank of Sullivan County, Indiana (Farmers), First Parke State Bank of Parke County, Indiana (Parke), First Crawford State Bank of Crawford County, Illinois (Crawford), First Community Bank, N.A. of Richland County, Illinois (Community), First Financial Reinsurance Company, a corporation incorporated in the country of Turks and Caicos Islands (FFRC) and Forrest Sherer Inc., a full-line insurance agency headquartered in Terre Haute, Indiana. Inter-company transactions and balances have been eliminated.

     First Financial Bank also has two investment subsidiaries, Portfolio Management Specialists A (Specialists A) and Portfolio Management Specialists B (Specialists B), which were established to hold and manage certain securities as part of a strategy to manage taxable income and reduce tax expense. Specialists A and Specialists B subsequently entered into a limited partnership agreement, Global Portfolio Limited Partners. At December 31, 2003, $230.9 million of securities were owned by these subsidiaries.

     The Corporation, which is headquartered in Terre Haute, Indiana, offers a wide variety of financial services including commercial, mortgage and consumer lending, lease financing, trust account services and depositor services through its ten subsidiaries.

     First Financial Bank is the largest bank in Vigo County. It operates 12 full-service banking branches within the county and one each in Ridge Farm, Illinois and Marshall, Illinois. It also has a main office in downtown Terre Haute and an operations center/office building in southern Terre Haute.

     The Corporation operates 46 branches in west-central Indiana and east-central Illinois. The Corporation's primary source of revenue is derived from loans to customers, primarily middle-income individuals, and investment activities.

     REGULATORY AGENCIES: First Financial Corporation is a multi-bank holding company and as such is regulated by various banking agencies. The holding company is regulated by the Seventh District of the Federal Reserve System. The national bank subsidiaries are regulated by the Office of the Comptroller of the Currency. The state bank subsidiaries are jointly regulated by their respective state banking organizations and the Federal Deposit Insurance Corporation.

     SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and disclosures provided, and actual results could differ. The allowance for loan losses, carrying value of intangible assets, loan servicing rights and the fair values of financial instruments are particularly subject to change.

     CASH FLOWS: Cash and cash equivalents include cash and demand deposits with other financial institutions. Net cash flows are reported for customer loan and deposit transactions and short-term borrowings.

     SECURITIES: The Corporation classifies all securities as "available for sale." Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value with unrealized holdings gains and losses, net of taxes, reported in other comprehensive income within shareholders' equity. Other securities, such as Federal Home Loan Bank stock, are carried at cost.

     Interest income includes amortization of purchase premium or discount. Realized gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value if and when a decline in fair value is not temporary.

     LOANS: Loans that management has the intent and ability to hold for the foreseeable future until maturity or pay-off are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

     Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are significantly past due. Payments received on such loans are reported as principal reductions.

     All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

                               2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

     A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgages, consumer and credit card loans, and on an individual basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows, using the loan's existing rate, or at the fair value of collateral if repayment is expected solely from the collateral.

     FORECLOSED ASSETS: Assets acquired through or instead of loan foreclosures are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

     PREMISES AND EQUIPMENT: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the useful lives of the assets, which range from three to 39 years.

     SERVICING RIGHTS: Servicing rights are recognized as assets for the allocated value of retained servicing rights on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance.

     GOODWILL AND OTHER INTANGIBLE ASSETS: Goodwill results from prior business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Upon adopting new accounting guidance in 2002, the Corporation ceased amortizing goodwill. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified. The effect on net income of ceasing goodwill amortization in 2002 was $513 thousand.

     Other intangible assets consist of core deposit and acquired customer relationship intangible assets arising from the whole bank, insurance agency and branch acquisitions. They are initially measured at fair value and then are amortized on an accelerated method over their estimated useful lives, which are 12 and 10 years, respectively.

     LONG-TERM ASSETS: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

     REPURCHASE AGREEMENTS: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance. The Corporation maintains possession of and control over these securities.

     BENEFIT PLANS: Pension expense is the net of service and interest cost, return on plan assets and amortization of gains and losses not immediately recognized. The amount contributed is determined by a formula as decided by the Board of Directors.

     INCOME TAXES: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

     FINANCIAL INSTRUMENTS: Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

     DERIVATIVES: All derivative instruments are recorded at their fair values. If derivative instruments are designated as fair value hedges, both the change in the fair value of the hedge and in the fair value of the hedged item are included in current earnings. Fair value adjustments related to cash flow hedges are recorded in other comprehensive income and reclassified to earnings when the hedged transaction is reflected in earnings. Ineffective portions of hedges are reflected in income currently.

     EARNINGS PER SHARE: Earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. The Corporation does not have any potentially dilutive securities. Earnings and dividends per share are restated for stock splits and dividends through the date of issue of the financial statements.

                           FIRST FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     COMPREHENSIVE INCOME: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as separate components of equity.

     LOSS CONTINGENCIES: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount of range of loss can be reasonably estimated. Management does not believe there are currently such matters that will have a material effect on the financial statements.

     DIVIDEND RESTRICTION: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.

     FAIR VALUE OF FINANCIAL INSTRUMENTS: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or market conditions could significantly affect the estimates.

     OPERATING SEGMENT: While the Corporation's chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a corporate-wide basis. Accordingly, all of the Corporation's financial service operations are considered by management to be aggregated in one reportable operating segment, which is banking.

     ADOPTION OF NEW ACCOUNTING STANDARDS: During 2003, the Corporation adopted FASB Statement 143, Accounting for Asset Retirement Obligations; FASB Statement 145, Rescission of FASB Statement 4, 44 and 64, Amendment of FASB 13 and Technical Corrections; FASB Statement 146, Accounting for Cost Associated with Exit or Disposal Activities; FASB Statement 149, Amendment of Statement 133 on Derivative Investments and Hedging Activities; FASB Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities; FASB Statement 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits; FASB Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees; and FASB Interpretation 46, Consolidation of Variable Interest Entities. Adoption of the new standards did not materially affect the Corporation's operating results or financial condition.

     RECLASSIFICATIONS: Some items in prior year financial statements were reclassified to conform to the current presentation.

2.   FAIR VALUES OF FINANCIAL INSTRUMENTS:

     Carrying amount is the estimated fair value for cash and due from banks, federal funds sold, short-term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt and variable-rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed-rate loans or deposits, variable rate loans or deposits with infrequent repricing or repricing limits, and for longer-term borrowings, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of debt is based on current rates for similar financing. The fair value of derivatives is based on the current fees or cost that would be charged to enter into or terminate such arrangements.

     The carrying amount and estimated fair value of financial instruments are presented in the table below and were determined based on the above assumptions:

                                                                         December 31,
                                          -----------------------------------------------------------------------------
                                                         2003                                        2002
                                          ---------------------------------           ---------------------------------
                                            Carrying                Fair                Carrying                Fair
(Dollar amounts in thousands)                Value                 Value                 Value                 Value
-----------------------------------------------------------------------------------------------------------------------
Cash and due from banks                   $    94,198           $    94,198           $    96,043           $    96,043
Federal funds sold                              5,850                 5,850                    50                    50
Available-for-sale securities                 567,733               567,733               511,548               511,548
Loans                                       1,430,084             1,432,640             1,433,212             1,438,723
Accrued interest receivable                    13,073                13,073                15,199                15,199
Deposits                                   (1,479,347)           (1,488,240)           (1,434,654)           (1,446,483)
Short-term borrowings                         (68,629)              (68,629)              (34,355)              (34,355)
Federal Home Loan Bank advances              (358,633)             (363,413)             (397,190)             (399,145)
Other borrowings                              (24,600)              (24,600)              (26,100)              (26,100)
Accrued interest payable                       (3,435)               (3,435)               (4,001)               (4,001)
Derivative financial instruments                    -                     -                     3                     3

                               2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3.   RESTRICTIONS ON CASH AND DUE FROM BANKS:

     Certain affiliate banks are required to maintain average reserve balances with the Federal Reserve Bank that do not earn interest. The amount of those reserve balances was approximately $28.5 million and $23.7 million at December 31, 2003 and 2002, respectively.

4.   SECURITIES:

     The fair value of available-for-sale securities and related gains and losses recognized in accumulated other comprehensive income were as follows:

                                                                       December 31, 2003
                                             --------------------------------------------------------------------
                                                                          Unrealized
                                             Amortized          -----------------------------             Fair
(Dollar amounts in thousands)                   Cost              Gains               Losses              Value
-----------------------------------------------------------------------------------------------------------------
U.S. Government and its agencies             $ 269,228          $   4,143           $  (1,362)          $ 272,009
Collateralized mortgage obligations             18,022                 31                 (29)             18,024
State and municipal                            152,719              9,421                (150)            161,990
Corporate obligations                          113,736              2,097                (123)            115,710
                                             ---------          ---------           ---------           ---------
  TOTAL                                      $ 553,705          $  15,692           $  (1,664)          $ 567,733
                                             =========          =========           =========           =========

                                                                        December 31, 2002
                                             --------------------------------------------------------------------
                                                                          Unrealized
                                             Amortized          -----------------------------             Fair
(Dollar amounts in thousands)                   Cost              Gains               Losses              Value
-----------------------------------------------------------------------------------------------------------------
U.S. Government and its agencies             $ 204,114          $   8,451           $     (15)          $ 212,550
Collateralized mortgage obligations             29,049                400                  (3)             29,446
State and municipal                            162,897              9,151                (316)            171,732
Corporate obligations                           96,250              1,808                (238)             97,820
                                             ---------          ---------           ---------           ---------
  TOTAL                                      $ 492,310          $  19,810           $    (572)          $ 511,548
                                             =========          =========           =========           =========

     The Corporation invests in the equity securities of financial services companies. These investments are considered to be available-for-sale and are included in other assets on the consolidated balance sheet. Cost was $4.1 million and $3.9 million, and fair value was $9.2 million and $8.4 million at December 31, 2003 and 2002, respectively.

     The Corporation invested in bank-owned life insurance for an initial premium of $45 million in 2000. The policies cover officers at the bank subsidiaries and the Corporation is the beneficiary. These policies are designated as separate account policies by the issuing insurance companies. The Corporation records its investment in the policies at their current surrender value, which is the fair value of the separate account assets plus or minus the value/obligation under stable value guarantees issued by the insurance companies. The stable value guarantees serve to set the annual change in surrender value of the policies at annually agreed upon levels by guaranteeing the period end value of the separate account assets.

     As of December 31, 2003, the Corporation does not have any securities from any issuer, other than the U.S. Government, with an aggregate book or fair value that exceeds ten percent of shareholders' equity. Securities with a carrying value of approximately $31.3 million and $98.5 million at December 31, 2003 and 2002, respectively, were pledged as collateral for short-term borrowings and for other purposes.

                           FIRST FINANCIAL CORPORATION

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Below is a summary of the gross gains and losses realized by the Corporation on investments during the years ended December 31, 2003, 2002 and 2001, respectively.

(Dollar amounts in thousands)   2003    2002   2001
-----------------------------  ------  ------  ------
Proceeds                       $8,308  $9,736  $1,097
Gross gains                       237     154     180
Gross losses                       --      --      --

    Contractual maturities of debt securities at year-end 2003 were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately. Also shown are the tax equivalent yields, computed using a 35% rate based on weighted average yields of securities maturing during each time period.

                                                           Available-for-Sale
                                                      -----------------------------
                                                      Amortized    Fair     Average
     (Dollar amounts in thousands)                      Cost       Value    Yields
     -----------------------------                    ---------  ---------  -------
Due in one year or less                               $  19,191  $  19,476   7.32%
                                                                             ====
Due after one but within five years                      65,958     69,144   6.83%
                                                                             ====
Due after five but within ten years                      64,578     70,179   7.52%
                                                                             ====
Due after ten years                                     135,669    138,191   5.13%
                                                                             ====
Mortgage-backed securities, primarily issued by U.S.
 Government agencies                                    268,309    270,743   3.91%
                                                                             ====
                                                      ---------  ---------
    TOTAL                                             $ 553,705  $ 567,733
                                                      =========  =========

    The following table shows the securities' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at December 31, 2003.

                                           Less Than 12 Months      More Than 12 Months             Total
                                         ----------------------   ----------------------   ----------------------
                                                     Unrealized               Unrealized               Unrealized
 (Dollar amounts in thousands)           Fair Value    Losses     Fair Value    Losses     Fair Value    Losses
---------------------------------------  ----------  ---------    ----------  ----------   ----------  ----------
U.S. Government and its agencies         $   87,414  $   (1,354)  $      121  $       (8)  $   87,535  $   (1,362)
Collateralized mortgage obligations          18,021         (29)          --          --       18,021         (29)
State and municipal obligations               4,140         (51)         484         (99)       4,624        (150)
Corporate obligations                        25,453         (71)         945         (52)      26,398        (123)
                                         ----------  ----------   ----------  ----------   ----------  ----------
  Total temporarily impaired securities  $  135,028  $   (1,505)  $   (1,550) $     (159)  $  136,578  $   (1,664)
                                         ==========  ==========   ==========  ==========   ==========  ==========

    These losses represent negative adjustments to market value relative to the rate of interest paid on the securities and not losses related to the creditworthiness of the issuer. Management believes the full amount of principal will be received upon maturity of these securities.

5.  LOANS:

    Loans are summarized as follows:

                                              December 31,
                                        -------------------------
     (Dollar amounts in thousands)        2003           2002
--------------------------------------  ----------     ----------
Commercial, financial and agricultural  $  374,638     $  331,316
Real estate - construction                  35,361         42,930
Real estate - mortgage                     766,911        789,618
Installment                                248,290        268,067
Lease financing                              4,884          1,281
                                        ----------     ----------
 Total gross loans                       1,430,084      1,433,212
 Less: unearned income                        (559)          (648)
  allowance for loan losses                (21,239)       (21,249)
                                        ----------     ----------
     TOTAL                              $1,408,286     $1,411,315
                                        ==========     ==========

                               2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    In the normal course of business, the Corporation's subsidiary banks make loans to directors and executive officers and to their associates. These related party loans are consistent with sound banking practices and are within applicable bank regulatory lending limitations. In 2003 the aggregate dollar amount of these loans to directors and executive officers who held office at the end of the year amounted to $65.6 million at the beginning of the year. During 2003, advances of $29.0 million and repayments of $55.6 million were made with respect to related party loans for an aggregate dollar amount outstanding of $39.0 million at December 31, 2003.

    Loans serviced for others, which are not reported as assets, total $374.9 million and $282.9 million at year-end 2003 and 2002.

    Activity for capitalized mortgage servicing rights and the related valuation allowance was as follows:

                                              December 31,
                                        -------------------------
     (Dollar amounts in thousands)         2003           2002
--------------------------------------  ----------     ----------
Servicing rights:
 Beginning of year                      $    2,548     $    1,478
 Additions                                   1,961          2,229
 Amortized to expense                       (1,395)        (1,159)
                                        ----------     ----------
 End of year                            $    3,114     $    2.548
                                        ==========     ==========

Valuation allowance:
 Beginning of year                      $      500     $        -
 Additions expensed                              -            500
 Reductions credited to expense               (300)             -
                                        ----------     ----------
 End of year                            $      200     $      500
                                        ==========     ==========

    Third party valuations are conducted periodically for mortgage servicing rights. Based on these valuations, fair values approximate carrying values.

6.  ALLOWANCE FOR LOAN LOSSES:

    Changes in the allowance for loan losses are summarized as follows:

                                                      December 31,
                                            ---------------------------------
      (Dollar amounts in thousands)           2003        2002         2001
------------------------------------------  ---------   ---------   ----------
Balance at beginning of year                $  21,249   $  18,313   $  19,072
Addition resulting from acquisition                 -       1,711           -
Provision for loan losses                       7,455       9,478       6,615
Recoveries of loans previously charged off      1,475       1,885       1,669
Loans charged off                              (8,940)    (10,138)     (9,043)
                                            ---------   ---------   ---------
  BALANCE AT END OF YEAR                    $  21,239   $  21,249   $  18,313
                                            =========   =========   =========

    Impaired loans were as follows:

                                                               December 31,
                                                            --------------------
              (Dollar amounts in thousands)                   2003        2002
----------------------------------------------------------  ---------   --------
Year-end loans with no allocated allowance for loan losses  $   3,254   $      -
Year-end loans with allocated allowance for loan losses         5,914      8,812
                                                            ---------   --------
  TOTAL                                                         9,168      8,812
                                                            =========   ========

Amount of the allowance for loan losses allocated           $   2,835   $  3,283
Average of impaired loans during the year                       8,992      5,288
Nonperforming loans:
  Loans past due over 90 days still on accrual                  5,384      5,899
  Non-accrual loans                                             8,429     11,807

                           FIRST FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  PREMISES AND EQUIPMENT:

    Premises and equipment are summarized as follows:

                                               December 31,
                                           --------------------
       (Dollar amounts in thousands)         2003        2002
----------------------------------------   --------    --------
Land                                       $  4,501    $  4,512
Building and leasehold improvements          34,135      33,615
Furniture and equipment                      26,542      25,368
                                           --------    --------
                                             65,178      63,495
Less accumulated depreciation               (35,856)    (33,686)
                                           --------    --------
  TOTAL                                    $ 29,322    $ 29,809
                                           ========    ========

8.  GOODWILL AND INTANGIBLE ASSETS:

    The Corporation has goodwill totaling $7.1 million associated with the acquisitions of The Morris Plan Company of Terre Haute in 1998 and Forrest Sherer Inc. in 2001. No additional goodwill was recorded during 2003 or 2002. The Corporation completed its annual impairment testing of goodwill during the second quarter and management does not believe any amount of the goodwill is impaired. The $7.1 million of goodwill is net of accumulated amortization of $737 thousand.

    Goodwill is no longer amortized starting in 2002. Had this accounting treatment been effective in 2001, net income for the year would not have included goodwill amortization of $399 thousand and would have been $24.6 million. Earnings per share would have been $1.81.

    Intangible assets subject to amortization at December 31, 2003 and 2002 are as follows:


                                       2003                  2004
                               --------------------  ---------------------
                               Gross   Accumulated    Gross   Accumulated
(Dollar amounts in thousands)  Amount  Amortization   Amount  Amortization
-----------------------------  ------  ------------  -------  ------------
Customer list intangible       $3,108   $    1,086   $ 3,108   $    730
Core deposit intangible         2,193          775     2,193        605
Non-compete agreements            500          289       500        177
                               ------   ----------   -------   ---------
                               $5,801   $    2,150   $ 5,801   $  1,512
                               ======   ==========   =======   =========

    Aggregate amortization expense was $638 thousand, $692 thousand and $826 thousand for 2003, 2002 and 2001, respectively.

    Estimated amortization expense for the next five years is as follows:

                                  In thousands
2004                                $ 565
2005                                  533
2006                                  463
2007                                  392
2008                                  392

9.  DEPOSITS AND SHORT-TERM BORROWINGS:

    Scheduled maturities of time deposits were as follows:

                                  In thousands
2004                                $ 383,822
2005                                  184,527
2006                                   43,337
2007                                   61,541
2008                                   18,983
Thereafter                                513
                                    ---------
                                    $ 692,723
                                    =========

                               2003 ANNUAL REPORT

Notes TO CONSOLIDATED FINANCIAL STATEMENTS

    Year-end short-term borrowings were comprised of the following:

(Dollar amounts in thousands)     2003      2002
------------------------------  --------  --------
Federal funds purchased         $ 61,524  $ 16,311
Repurchase agreements              5,130    13,237
Note payable - U.S. government     1,975     4,807
                                --------  --------
                                $ 68,629  $ 34,355
                                ========  ========

    Federal funds purchased are generally due in one day and bear interest at market rates. Note payable - U.S. government is due on demand, secured by a pledge of securities and bears interest at market rates.

10. OTHER BORROWINGS:

    Other borrowings at December 31, 2003 and 2002 are summarized as follows:

                  (Dollar amounts in thousands)                    2003      2002
---------------------------------------------------------------  --------  --------
FHLB advances                                                    $358,633  $397,190
Note payable to a financial institution                            18,000    19,500
City of Terre Haute, Indiana economic development revenue bonds     6,600     6,600
                                                                 --------  --------
  TOTAL                                                          $383,233  $423,290
                                                                 ========  ========

    The aggregate minimum annual retirements of other borrowings are as follows:

2004                           $ 49,659
2005                                 --
2006                                273
2007                                387
2008                             52,419
Thereafter                      280,495
                               --------
                               $383,233
                               ========

    All of the Corporation's Indiana subsidiary banks are members of the Federal Home Loan Bank (FHLB) of Indianapolis and, accordingly, are permitted to obtain advances. The advances from the FHLB, aggregating $358.6 million at December 31, 2003, accrue interest, payable monthly, at annual rates varying from 3.64% to 6.6%. The advances are due at various dates through August 2017. FHLB advances are, generally, due in full at maturity. They are secured by eligible securities totaling $193.0 million and a blanket pledge on real estate loan collateral. Certain advances may be prepaid, without penalty, prior to maturity. The FHLB can adjust the interest rate from fixed to variable on certain advances, but those advances may then be prepaid, without penalty.

    On December 31, 2003, the Corporation entered into a revolving credit loan agreement (Note) with a financial institution. The total principal amount of loans outstanding at one time under this Note may not exceed $20 million. The Note matures on December 31, 2004, but is renewable annually, and requires quarterly payments of interest and a commitment fee of 0.15% on the average daily amount of the commitment. The Note bears an interest rate equal to the average daily federal funds rate plus 0.875% and adjusts daily. At December 31, 2003, the interest rate was 1.87%. The Note is unsecured but requires the Corporation to meet certain financial covenants. The Corporation was in compliance with all its debt covenants. The proceeds from this loan were used to repay an outstanding line of credit with similar terms.

    The economic development revenue bonds (bonds) require periodic interest payments each year until maturity or redemption. The interest rate, which was 1.2% at December 31, 2003, and 1.6% at December 31, 2002, is determined by a formula which considers rates for comparable bonds and is adjusted periodically. The bonds are collateralized by a first mortgage on the Corporation's headquarters building. The bonds mature December 1, 2015, but bondholders may periodically require earlier redemption.

    The Corporation maintains a letter of credit with another financial institution, which could be used to repay the bonds, should they be called. The letter of credit expires November 1, 2004, and will be automatically extended for one year should the bonds still be outstanding. Assuming redemption will be funded by the letter of credit, or by other similar borrowings, there are no anticipated principal maturities of the bonds within the next five years.

    The debt agreement for the bonds requires the Corporation to meet certain financial covenants. These covenants require the Corporation to maintain a Tier I capital ratio of at least 6.2% and net income to average assets of 0.6%. At December 31, 2003 and 2002, the Corporation was in compliance with all of its debt covenants.

                           FIRST FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. INCOME TAXES:

    Income tax expense is summarized as follows:

(Dollar amounts in thousands)    2003      2002      2001
-----------------------------  --------   -------   -------
Federal:
  Currently payable            $  8,046   $ 6,880   $ 6,413
  Deferred                         (544)     (960)       68
                               --------   -------   -------
                                  7,502     5,920     6,481
State:
  Currently payable               1,052     1,156     1,353
  Deferred                          292       133        42
                               --------   -------   -------
      TOTAL                       1,344     1,289     1,395
                               --------   -------   -------
                               $  8,846   $ 7,209   $ 7,876
                               ========   =======   =======

    The reconciliation of income tax expense with the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is summarized as follows:

          (Dollar amounts in thousands)                2003       2002       2001
---------------------------------------------------  --------   --------   --------
Federal income taxes computed at the statutory rate  $ 12,369   $ 12,547   $ 11,225
Add (deduct) tax effect of:
   Tax exempt income                                   (3,738)    (5,705)    (3,683)
   State tax, net of federal benefit                      873        838        907
   Affordable housing credits                            (507)      (604)      (604)
   Other, net                                            (151)       133         31
                                                     --------   --------   --------
     TOTAL                                           $  8,846   $  7,209   $  7,876
                                                     ========   ========   ========

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2003 and 2002, are as follows:

              (Dollar amounts in thousands)                2003        2002
-------------------------------------------------------  --------    ---------
Deferred tax assets:
  Loan losses provision                                  $  8,480    $   8,340
  Deferred compensation                                     2,792        2,173
  Compensated absences                                        467          468
  Post-retirement benefits                                    721          594
  State net operating loss carry forward                      348          602
  Other                                                       641          131
                                                         --------    ---------
    GROSS DEFERRED ASSETS                                  13,449       12,308
                                                         --------    ---------

Deferred tax liabilities:
  Net unrealized gains on available-for-sale securities    (7,644)      (9,518)
  Depreciation                                             (1,184)      (1,144)
  Federal Home Loan Bank stock dividends                     (821)          --
  Originated servicing rights                              (1,158)        (803)
  Pensions                                                 (1,339)      (1,652)
  Other                                                    (2,185)      (2,199)
                                                         --------    ---------
    GROSS DEFERRED LIABILITIES                            (14,331)     (15,316)
                                                         --------    ---------
    NET DEFERRED TAX ASSETS (LIABILITIES)                $   (882)   $  (3,008)
                                                         ========    =========

                               2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND DERIVATIVE
    INSTRUMENTS:

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

    The Corporation's customers had unused lines of credit of $235.3 million and $230.8 million as of December 31, 2003 and 2002. In addition, the Corporation had outstanding commitments of $5.6 million and $5.8 million under standby letters of credit as of December 31, 2003 and 2002, respectively. The majority of these commitments bear variable interest rates. The Corporation is exposed to credit loss in the event the counterparties to such agreements do not perform in accordance with the agreements.

    During 2001 the Corporation purchased an interest rate cap contract with a notional principal balance of $50 million. The agreement requires the counterparty to pay the Corporation the excess of the 3-month LIBOR over 6.00%. The cap has a 36-month term which runs through March 2004. No payments are currently required under the agreement. The agreement was entered into to help protect the Corporation's net interest income should interest rates increase in excess of the cap's trigger amount. The interest rate cap had no value at December 31, 2003.

13. RETIREMENT PLANS:

    Substantially all employees of the Corporation are covered by a retirement program that consists of a defined benefit plan and an employee stock ownership plan (ESOP). Plan assets consist primarily of the Corporation's stock and obligations of U.S. Government agencies. Benefits under the defined benefit plan are actuarially determined based on an employee's service and compensation, as defined, and funded as necessary.

    Assets in the ESOP are considered in calculating the funding to the defined benefit plan required to provide such benefits. Any shortfall of benefits under the ESOP are to be provided by the defined benefit plan. The ESOP may provide benefits beyond those determined under the defined benefit plan. Contributions to the ESOP are determined by the Corporation's Board of Directors. The Corporation made contributions to the defined benefit plan of $1.55 million, $1.32 million and $1.15 million in 2003, 2002 and 2001. The Corporation contributed $1.26 million, $1.04 million and $350 thousand to the ESOP in 2003, 2002 and 2001.

    The Corporation uses a measurement date of December 31, 2003.

    Pension expense included the following components:


      (Dollar amounts in thousands)              2003      2002     2001
---------------------------------------------  -------   -------   -------
Service cost - benefits earned                 $ 2,166   $ 2,065   $   698
Interest cost on projected benefit obligation    2,025     1,880     1,766
Expected return on plan assets                  (2,334)   (2,062)   (1,679)
Net amortization and deferral                      240       181       296
                                               -------   -------   -------
Total pension expense                          $ 2,097   $ 2,064   $ 1,081
                                               =======   =======   =======

    The information on the next page sets forth the projected change in benefit obligation, reconciliation of plan assets, and the funded status of the Corporation's retirement program. Actuarial present value of benefits is based on service to date and present pay levels.

                           FIRST FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Dollar amounts in thousands)              2003       2002
--------------------------------------------   ---------   --------
Change in benefit obligation:
Benefit obligation at January 1                $  31,274   $ 30,293
Service cost                                       2,166      2,065
Interest cost                                      2,025      1,880
Actuarial (gain) loss                              4,057     (2,349)
Benefits paid                                     (3,222)      (615)
                                               ---------   --------
Benefit obligation at December 31                 36,300     31,274
                                               ---------   --------

Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1            29,296     25,887
Actual return on plan assets                       5,790      1,665
Employer contributions                             2,801      2,359
Benefits paid                                     (3,222)      (615)
                                               ---------   --------
Fair value of plan assets at December 31          34,665     29,296
                                               ---------   --------
Funded status:
Funded status at December 31                      (1,635)    (1,978)
Unrecognized prior service cost                     (195)      (213)
Unrecognized net actuarial cost                    6,839      6,496
                                               ---------   --------
Prepaid pension asset recognized in the
  consolidated balance sheets                  $   5,009   $  4,305
                                               =========   ========

    The accumulated benefit obligation for the defined benefit pension plan was $30,788 and $25,943 at year end 2003 and 2002.

    Principal assumptions used:

Discount rate                                              6.00%          6.50%
Rate of increase in compensation levels                    4.00           4.00
Expected long-term rate of return on plan assets           8.00           8.00

    The expected long-term rate of return was estimated using market benchmarks for equities and bonds applied to the plan's target asset allocation. Management estimated the rate by which plan assets would perform based on historical experience as adjusted for changes in asset allocations and expectations for future return on equities as compared to past periods.

    PLAN ASSETS -- The Corporation's pension plan weighted-average asset allocation for the years 2003 and 2002 by asset category are as follows:

                                                                 Pension Plan                ESOP
                     Pension Plan            ESOP         Percentage of Plan Assets   Percentage of Plan
                   Target Allocation   Target Allocation         at December 31,     Assets at December 31,
Asset Category           2004                2004            2003           2002       2003         2002
--------------           ----                ----            ----           ----       ----         ----
Equity securities       63-63%              99-99%            61%            54%        98%          99%
Debt services           35-35                 0-0             30             35          0            0
Real estate               0-0                 0-0              0              0          0            0
Other                     2-2                 1-1              9             11          2            1
                                                             ---            ---        ---          ---
 TOTAL                                                       100%           100%       100%         100%

    The investment objective for the retirement program is to maximize total return without exposure to undue risk. Asset allocation favors equities, with a target allocation of approximately 88%. This target includes the Corporation's ESOP, which is 98% invested in corporate stock. Other investment allocations include 8% in fixed income securities and 4% in cash.

    Equity securities include First Financial Corporation common stock in the amount of $25.9 million (75 percent of total plan assets) and $21.2 million (72 percent of total plan assets) at December 31, 2003, and 2002, respectively.

                               2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         CONTRIBUTIONS -- The Corporation expects to contribute $1.57 million to its pension plan and $1.2 million to ESOP in 2004.

         The Corporation also provides medical benefits to its employees subsequent to their retirement. The Corporation uses a measurement date of December 31, 2003. Accrued post-retirement benefits as of December 31, 2003 and 2002 are as follows:

                                                  December 31,
                                             ---------------------
     (Dollar amounts in thousands)             2003         2002
     -----------------------------           --------      -------
Change in benefit obligation:
Benefit obligation at January 1              $  4,081      $ 3,430
  Service cost                                    102           76
  Interest cost                                   252          226
  Plan participants' contributions                 90           58
  Actuarial (gain) loss                           256          647
  Actual benefits paid                           (497)        (356)
                                             --------      -------
  Benefit obligation at December 31          $  4,284      $ 4,081
                                             ========      =======

Reconciliation of funded status:
  Funded status                              $  4,284      $ 4,081
  Unrecognized transition obligation             (603)        (663)
  Unrecognized net gain (loss)                 (2,167)      (2,031)
                                             --------      -------
  Accrued benefit cost                       $  1,514      $ 1,387
                                             ========      =======

         The post-retirement benefits paid in 2003 and 2002 of $497 thousand and $356 thousand, respectively, were fully funded by company and participant contributions. There were no other changes to plan assets in 2003 and 2002.

         Weighted-average assumptions as of December 31:

                                                  December 31,
                                               ------------------
                                               2003          2002
                                               ----          ----
Discount rate                                  6.00%         6.50%
Initial weighted health care cost trend rate   7.50          7.50
Ultimate health care cost trend rate           5.00          5.00

         Post-retirement health benefit expense included the following components:

                                          Years Ended December 31,
                                          ------------------------
    (Dollar amounts in thousands)          2003     2002     2001
    -----------------------------         ------   ------   ------
Service cost                              $  102   $   76   $   63
Interest cost                                252      226      215
Amortization of transition obligation         60       60       60
Recognized actuarial loss                    120       80       54
                                          ------   ------   ------
Net periodic benefit cost                 $  534   $  442   $  392
                                          ======   ======   ======

         Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

                                                              1% Point    1% Point
                                                              Increase    Decrease
                                                              --------    --------
Effect on total of service and interest cost components        $   26      $  (20)
Effect on post-retirement benefit obligation                      302        (235)

CONTRIBUTIONS -- The Corporation expects to contribute $233 thousand to its other post-retirement benefit plan in 2004.

                           FIRST FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.      OTHER COMPREHENSIVE INCOME:

         Other comprehensive income components and related taxes were as follows:

                 (Dollar amounts in thousands)                                   December 31,
                 -----------------------------                           -----------------------------
                                                                          2003       2002       2001
                                                                         -------    -------    -------
Unrealized holding gains and losses on available-for-sale securities     $(4,450)   $10,116    $ 7,512
Reclassification adjustments for gains and losses later
  recognized in income                                                      (237)      (154)      (180)
                                                                         -------    -------    -------
Net unrealized gains and losses                                           (4,687)     9,962      7,332
Tax effect                                                                 1,874     (3,985)    (2,933)
                                                                         -------    -------    -------
Other comprehensive income                                               $(2,813)   $ 5,977    $ 4,399
                                                                         =======    =======    =======

15.      REGULATORY MATTERS:

         The Corporation and its bank affiliates are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements.

         Further, the Corporation's primary source of funds to pay dividends to shareholders is dividends from its subsidiary banks and compliance with these capital requirements can affect the ability of the Corporation and its banking affiliates to pay dividends. At December 31, 2003, approximately $57.2 million of undistributed earnings of the subsidiary banks, included in consolidated retained earnings, were available for distribution to the Corporation without regulatory approval.

         Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios of Total and Tier I Capital to risk-weighted assets, and of Tier I Capital to average assets. Management believes, as of December 31, 2003 and 2002, that the Corporation meets all capital adequacy requirements to which it is subject.

         As of December 31, 2003, the most recent notification from the respective regulatory agencies categorized the Corporation and its subsidiary banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Corporation must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Corporation's category.

         The following table presents the actual and required capital amounts and related ratios for the Corporation and the lead bank, First Financial Bank, N.A., at year end 2003 and 2002.

                               2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                          To Be Well Capitalized
                                                               For Capital                Under Prompt Corrective
                                           Actual           Adequacy Purposes                Action Provisions
                                           ------           -----------------                -----------------
(Dollar amounts in thousands)         Amount   Ratio       Amount           Ratio           Amount           Ratio
-----------------------------         ------   -----       ------           -----           ------           -----
TOTAL RISK-BASED CAPITAL
 Corporation - 2003                  $252,924  15.67%  > or = $129,081    > or = 8.0%   > or = $161,351   > or =10.0%
 Corporation - 2002                   235,985  14.83%  > or =  127,296    > or = 8.0%   > or =  159,120   > or =10.0%
 First Financial Bank - 2003          169,725  16.35%  > or =   83,039    > or = 8.0%   > or =  103,799   > or =10.0%
 First Financial Bank - 2002          149,778  15.56%  > or =   76,992    > or = 8.0%   > or =   96,241   > or =10.0%

TIER I RISK-BASED CAPITAL
 Corporation - 2003                  $232,746  14.43%  > or = $ 64,540    > or = 4.0%   > or = $ 96,811   > or = 6.0%
 Corporation - 2002                   216,078  13.58%  > or =   63,648    > or = 4.0%   > or =   95,472   > or = 6.0%
 First Financial Bank - 2003          157,920  15.21%  > or =   41,520    > or = 4.0%   > or =   62,280   > or = 6.0%
 First Financial Bank - 2002          139,590  14.50%  > or =   38,496    > or = 4.0%   > or =   57,744   > or = 6.0%

TIER I LEVERAGE CAPITAL
 Corporation - 2003                  $232,746  10.67%  > or = $ 87,278    > or = 4.0%   > or = $109,097   > or = 5.0%
 Corporation - 2002                   216,078   9.79%  > or =   88,323    > or = 4.0%   > or =  110,404   > or = 5.0%
 First Financial Bank - 2003          157,920  11.78%  > or =   53,605    > or = 4.0%   > or =   67,006   > or = 5.0%
 First Financial Bank - 2002          139,590  10.85%  > or =   51,446    > or = 4.0%   > or =   64,308   > or = 5.0%

16.      PARENT COMPANY CONDENSED FINANCIAL STATEMENTS:

         The parent company's condensed balance sheets as of December 31, 2003 and 2002, and the related condensed statements of income and cash flows for each of the three years in the period ended December 31, 2003, are as follows:

         CONDENSED BALANCE SHEETS

                                                          December 31,
                                                    -----------------------
          (Dollar amounts in thousands)               2003           2002
          -----------------------------             --------       --------
ASSETS
  Cash deposits in affiliated banks                 $  7,629       $  5,037
  Investments in subsidiaries                        269,062        256,608
  Land and headquarters building, net                  6,351          6,516
  Other                                               10,137         10,688
                                                    --------       --------
      TOTAL ASSETS                                  $293,179       $278,849
                                                    ========       ========
LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
  Borrowings                                        $ 28,636       $ 29,900
  Dividends payable                                    4,891          4,229
  Other liabilities                                    4,373          2,749
                                                    --------       --------
      TOTAL LIABILITIES                               37,900         36,878

SHAREHOLDERS' EQUITY                                 255,279        241,971
                                                    --------       --------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    $293,179       $278,849
                                                    ========       ========

                           FIRST FINANCIAL CORPORATION

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      CONDENSED STATEMENTS OF INCOME

                                                          Years Ended December 31,
                                                    ------------------------------------
         (Dollar amounts in thousands)                2003           2002         2001
         -----------------------------              --------       --------     --------
Dividends from subsidiaries                         $ 12,418       $  5,676     $ 10,485
Other income                                           1,006            913          971
Interest on borrowings                                  (663)          (673)        (314)
Other operating expenses                              (2,759)        (2,953)      (2,801)
                                                    --------       --------     --------

Income before income taxes and equity
   in undistributed earnings of subsidiaries          10,002          2,963        8,341
   Income tax benefit                                    907          1,074          863
                                                    --------       --------     --------
Income before equity in
   undistributed earnings of subsidiaries             10,909          4,037        9,204
Equity in undistributed earnings of subsidiaries      15,584         24,603       14,992
                                                    --------       --------     --------
Net income                                          $ 26,493       $ 28,640     $ 24,196
                                                    ========       ========     ========

         CONDENSED STATEMENTS OF CASH FLOWS

                                                                    Years Ended December 31,
                                                                    ------------------------
(Dollar amounts in thousands)                                    2003        2002        2001
-----------------------------                                    ----        ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                     $ 26,493    $ 28,640    $ 24,196
  Adjustments to reconcile net income to net cash
    provided by operating activities:
       Provision for depreciation and amortization                  215         258         360
       Equity in undistributed earnings of subsidiaries         (15,584)    (24,603)    (14,992)
       Contribution of shares to ESOP                             1,256       1,038           -
       Increase (decrease) in other liabilities                   1,626        (202)        571
       (Increase) decrease in other assets                          852        (127)     (1,009)
                                                               --------    --------    --------
         NET CASH FROM OPERATING ACTIVITIES                      14,858       5,004       9,126

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of furniture and fixtures                                (34)        (49)        (55)
  Purchase of Community Financial Corp.                               -     (14,699)          -
  Purchase of Forrest Sherer Inc.                                     -           -      (1,699)
                                                               --------    --------    --------
         NET CASH FROM INVESTING ACTIVITIES                         (34)    (14,748)     (1,754)
                                                               --------    --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from borrowings                                       18,236      22,300       1,500
  Principal payments on long-term borrowings                    (19,500)       (500)       (180)
  Purchase of treasury stock                                     (2,123)     (2,726)     (1,297)
  Dividends paid                                                 (8,845)     (8,209)     (7,586)
                                                               --------    --------    --------
         NET CASH FROM FINANCING ACTIVITIES                     (12,232)     10,865      (7,563)
                                                               --------    --------    --------
         NET (DECREASE) INCREASE IN CASH                          2,592       1,121        (191)
         CASH, BEGINNING OF YEAR                                  5,037       3,916       4,107
                                                               --------    --------    --------
         CASH, END OF YEAR                                     $  7,629    $  5,037    $  3,916
                                                               ========    ========    ========
     Supplemental disclosures of cash flow information:
     Cash paid during the year for:
       Interest                                                $    663    $    644    $    314
                                                               ========    ========    ========
       Income taxes                                            $  8,016    $ 11,388    $  7,533
                                                               ========    ========    ========

                               2002 ANNUAL REPORT

RESPONSIBILITY FOR FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of First Financial Corporation:

         The management of First Financial Corporation has prepared and is responsible for the preparation and accuracy of the financial statements and other information included in this report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and where appropriate, include amounts based on judgments and estimates by management.

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

         Management assessed First Financial Corporation's internal control structure over financial reporting as of December 31, 2003. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control -- Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that the Corporation maintained an effective internal control structure over financial reporting as of December 31, 2003.

         Crowe Chizek and Company LLC performs an independent audit of the Corporation's financial statements for the purpose of determining that such statements are presented in conformity with accounting principles generally accepted in the United States of America and their report appears below. The independent accountants are appointed based upon recommendations by the Audit Committee and approved by the Board of Directors.

         The Audit Committee of the Board of Directors, composed of three outside directors, meets periodically with the Corporation's management and the independent accountants to discuss the audit scope and findings as well as address internal control systems and financial reporting matters. The independent accountants have direct access to the Audit Committee.

/s/ Norman L. Lowery                       /s/ Michael A. Carty
Chief Executive Officer                    Treasurer

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of First Financial Corporation:

         We have audited the accompanying consolidated balance sheets of First Financial Corporation as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Financial Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

                                                /s/ Crowe Chizek and Company LLC

Indianapolis, Indiana
January 16, 2004

                           FIRST FINANCIAL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis reviews the financial condition of First Financial Corporation at December 31, 2003 and 2002, and the results of its operations for the three years ended December 31, 2003. Where appropriate, factors that may affect future financial performance are also discussed. The discussion should be read in conjunction with the accompanying consolidated financial statements, related footnotes and selected financial data.

A cautionary note about forward-looking statements: In its oral and written communication, First Financial Corporation from time to time includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can include statements about estimated cost savings, plans and objectives for future operations and expectations about performance, as well as economic and market conditions and trends. They often can be identified by the use of words such as "expect," "may," "could," "intend," "project," "estimate," "believe" or "anticipate." First Financial Corporation may include forward-looking statements in filings with the Securities and Exchange Commission, in other written materials such as this Annual Report and in oral statements made by senior management to analysts, investors, representatives of the media and others. It is intended that these forward-looking statements speak only as of the date they are made, and First Financial Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the forward-looking statement is made or to reflect the occurrence of unanticipated events.

By their nature, forward-looking statements are based on assumptions and are subject to risks, uncertainties and other factors. Actual results may differ materially from those contained in the forward-looking statement. The discussion in this "Management's Discussion and Analysis of Results of Operations and Financial Condition" lists some of the factors which could cause actual results to vary materially from those in any forward-looking statements. Other uncertainties which could affect First Financial Corporation's future performance include the effects of competition, technological changes and regulatory developments; changes in fiscal, monetary and tax policies; market, economic, operational, liquidity, credit and interest rate risks associated with First Financial Corporation's business; inflation; competition in the financial services industry; changes in general economic conditions, either nationally or regionally, resulting in, among other things, credit quality deterioration; and changes in securities markets. Investors should consider these risks, uncertainties and other factors in addition to those mentioned by First Financial Corporation in its other filings from time to time when considering any forward-looking statement.

First Financial Corporation (the Corporation) is a financial services company. The Corporation, which is headquartered in Terre Haute, Indiana, offers a wide variety of financial services including commercial, mortgage and consumer lending, lease financing, trust account services and depositor services through its ten subsidiaries. At the close of business in 2003 the Corporation and its subsidiaries had 834 full-time equivalent employees.

First Financial Bank is the largest bank in Vigo County. It operates 12 full-service banking branches within the county, one branch in Marshall, Illinois, and one branch in Ridge Farm, Illinois. In addition to its branches, it has a main office in downtown Terre Haute and a 50,000-square-foot commercial building on South Third Street in Terre Haute, which serves as the Corporation's operations center and provides additional office space.

First State has five branch locations in Clay County, a county contiguous to Vigo County. Citizens has four branches, all of which are located in Vermillion County, a county contiguous to Vigo County. Farmers has eight branches, of which five are located in Sullivan County, two in Knox County and one in Greene County. Sullivan County is contiguous to Vigo County. Morris Plan has one office and is located in Vigo County. Parke has five branches in Parke County, a county contiguous to Vigo County. Crawford has two branches in Crawford County, Illinois, and one branch in Lawrence County, Illinois. Community has six branches, of which two are located in Richland County, Illinois; one in Lawrence County, Illinois; one in Wayne County, Illinois; one in Jasper County, Illinois; and one in Coles County, Illinois.

First Financial Bank and Morris Plan face competition from other financial institutions in Vigo County. These competitors consist of three commercial banks, a mutual savings bank and other financial institutions, including consumer finance companies, insurance companies, brokerage firms and credit unions. The six other bank subsidiaries have similar competition in their primary market areas. The number of competitors of each subsidiary is as follows:

- FIRST STATE -- Three commercial banks, two credit unions and one brokerage firm in Clay County, Indiana.

- CITIZENS -- Three commercial banks and two credit unions in Vermillion County, Indiana.

- FARMERS -- Two commercial banks and one brokerage firm in Sullivan County, Indiana, and three commercial banks, one savings and loan, and one credit union in Greene County, Indiana.

- PARKE -- Two commercial banks, five credit unions and two brokerage firms in Parke County, Indiana.

- CRAWFORD -- Four commercial banks, two credit unions and four brokerage firms in Crawford County, Illinois, and seven commercial banks and one credit union in Lawrence County, Illinois.

                               2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

- COMMUNITY -- Four commercial banks, three brokerage firms and three consumer finance companies in Richland County, Illinois; eight commercial banks, one credit union and two consumer finance companies in Lawrence County, Illinois; five commercial banks, one brokerage firm and one consumer finance company in Wayne County, Illinois; three commercial banks, one insurance company and two brokerage firms in Jasper County, Illinois; seven commercial banks, three savings and loans, six credit unions, two insurance companies; five brokerage firms and six consumer finance companies in Coles County, Illinois.

The Corporation's business activities are centered in west-central Indiana and east-central Illinois. The Corporation has no foreign activities other than periodically investing available funds in time deposits held in foreign branches of domestic banks.

Forrest Sherer Inc. is a premier regional supplier of insurance, surety and other financial products. The Forrest Sherer brand is well recognized in the Midwest, with more than 60 professionals and 80 years of successful service to both small and large businesses and to households in their market area. The agency has representation agreements with more than 40 regional and national insurers to market their products of property and casualty insurance, surety bonds, employee benefit plans, life insurance and annuities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as disclosures found elsewhere in this report are based upon First Financial Corporation's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Corporation to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of the mortgage servicing rights and goodwill. Actual results could differ from those estimates.

     ALLOWANCE FOR LOSSES. The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the consolidated loan portfolio. Management's evaluation of the adequacy of the allowance is an estimate based on reviews of individual loans, assessments of the impact of current and anticipated economic conditions on the portfolio, and historical loss experience. The allowance represents management's best estimate, but significant downturns in circumstances relating to loan quality and economic conditions could result in a requirement for additional allowance in the near future. Likewise, an upturn in loan quality and improved economic conditions may result in a decline in the required allowance. In either instance unanticipated changes could have a significant impact on operating earnings.

     The allowance is increased through a provision charged to operating expense. Uncollectible loans are charged-off through the allowance. Recoveries of loans previously charged off are added to the allowance. A loan is considered impaired when it is probable that contractual interest and principal payments will not be collected either for the amounts or by the dates as scheduled in the loan agreement. The Corporation's policy for recognizing income on impaired loans is to accrue interest unless a loan is placed on nonaccrual status.

     MORTGAGE SERVICING RIGHTS. Servicing rights are recognized as separate assets when loans are sold with servicing retained. Capitalized servicing rights are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing rights are valued based upon their estimated fair value. The Corporation periodically utilizes the services of a third party to determine the fair value of these assets. Negative adjustments to value (referred to as impairment), if any, are recognized through a valuation allowance by charges against mortgage servicing income. Valuation of mortgage servicing rights is depended on many factors, including anticipated life, prepayment speeds, economic conditions and discount rates. A change in these and other factors could result in higher or lower amortization and impairment.

     GOODWILL. The carrying value of goodwill requires management to use estimates and assumptions about the fair value of the reporting unit compared to its book value. An impairment analysis is prepared on an annual basis. Fair values of the reporting units are determined by an analysis which considers cash flows streams, profitability and estimated market values of the business unit. The majority of the Corporation's goodwill is recorded at Forest Sherer, Inc.

Management believes the accounting estimates related to the allowance for loan losses, the capitalization, amortization and valuations of mortgage servicing rights and the valuation of goodwill are "critical accounting estimates" because: (1) the estimates are highly susceptible to change from period to period because they require management to make assumptions concerning, among other factors, the changes in the types and volumes of the portfolios, rates of future prepayments, valuation assumptions, and anticipated economic conditions, and (2) the impact of recognizing an impairment or loan loss could have a material effect on the Corporation's assets reported on the balance sheet as well as net income.

                           FIRST FINANCIAL CORPORATION

RESULTS OF OPERATIONS -- SUMMARY FOR 2003

     Net income through the fourth quarter of 2003 was $26.5 million, or $1.95 per share. This represents a 7.5% reduction in net income and a 7.14% decrease in earnings per share. 2002 net income was favorably affected by $3.9 million in life insurance proceeds received in the fourth quarter, which increased 2002 earnings per share by $ .29. Comparing 2003 performance against 2002 net income before the insurance proceeds would have shown a $1.6 million or 6.4% increase while earnings per share would have shown a $ .12 or 6.6.% increase.

     Net interest income of $74.4 million was down by $3.8 million for 2003, the result of a $29.5 million decrease in average earning assets and an 8 basis point decrease in the net interest margin.

NET INTEREST INCOME

     The principal source of the Corporation's earnings is net interest income, which represents the difference between interest earned on loans and investments and the interest cost associated with deposits and other sources of funding.

     Total average interest-earning assets decreased to $2.04 billion in 2003 from $2.07 billion in 2002. The tax-equivalent yield on these assets decreased to 6.38% in 2003 from 6.90% in 2002. Total average interest-bearing liabilities of $1.74 billion in 2003 was essentially the same in 2002. The average cost of these interest-bearing liabilities decreased to 2.78% in 2003 from 3.34% in 2002.

     On a tax equivalent basis, net interest income decreased $2.9 million from $84.9 million in 2002 to $82.0 million in 2003. The net interest margin decreased from 4.10% in 2002 to 4.02% in 2003. This decrease is primarily the result of the decreased yield on earning assets having a larger impact than the decreased cost of interest-bearing liabilities, both of which decreased in excess of 50 basis points.

     The following table sets forth the components of net interest income due to changes in volume and rate. The table information compares 2003 to 2002 and 2002 to 2001.

                                           2003 Compared to 2002                         2002 Compared to 2001
                                         Increase (Decrease) Due to                    Increase (Decrease) Due to
                                      ---------------------------------            ---------------------------------
                                                          Volume/                                     Volume/
 (Dollar amounts in thousands)    Volume       Rate         Rate      Total      Volume      Rate      Rate      Total
 -----------------------------    ------       ----         ----      -----      ------      ----      ----      -----
Interest earned on
  interest-earning assets:
     Loans (1) (2)               $ (1,132)   $  (6,632)   $   71     $(7,693)   $  9,653   $(11,340)  $(1,005)  $ (2,692)
     Taxable investment
           securities                 362       (3,706)      (70)     (3,414)      1,193     (6,378)     (309)    (5,494)
     Tax-exempt investment
           securities (2)            (252)      (1,045)       15      (1,282)        153        (48)        -        105
     Federal funds sold              (295)        (134)      107        (322)        277        (84)      (87)       106
                                 --------    ---------    ------     -------    --------   --------   -------   --------
Total interest income              (1,317)     (11,517)      123     (12,711)     11,276    (17,850)   (1,401)    (7,975)
                                 --------    ---------    ------     -------    --------   --------   -------   --------

Interest paid on
  interest-bearing liabilities:
     Transaction accounts             789       (2,786)      (331)    (2,328)      1,517     (4,296)     (647)    (3,426)
     Time deposits                 (1,217)      (4,326)      188      (5,355)      2,852    (11,169)     (858)    (9,175)
     Short-term borrowings             10         (262)        (4)      (256)     (1,112)    (1,282)      567     (1,827)
     Other borrowings              (1,837)         (93)        8      (1,922)       (622)    (1,015)       26     (1,611)
                                 -------     ---------    --------   -------    --------   --------   -------   --------
 Total interest expense            (2,255)      (7,467)      (139)    (9,861)      2,635    (17,762)     (912)   (16,039)
                                 -------     ---------    --------   -------    --------   --------   -------   --------
 Net interest income             $    938    $  (4.050)   $ 262      $(2,850)   $  8,641   $    (88)  $  (489)  $  8,064
                                 ========    =========    =====      =======    ========   ========   =======   ========

     (1) For purposes of these computations, nonaccruing loans are included in the daily average loan amounts outstanding.

     (2) Interest income includes the effect of tax equivalent adjustments using a federal tax rate of 35%.

                               2003 ANNUAL REPORT

RESULTS OF OPERATIONS -- SUMMARY FOR 2003

PROVISION FOR LOAN LOSSES

     The provision for loan losses is established by charging current earnings with an amount which will maintain the allowance for loan losses at a level sufficient to provide for probable incurred losses in the Corporation's loan portfolio. Management considers several factors in determining the provision, including loss experience, changes in the composition of the portfolio, the financial condition of borrowers, economic trends, and general economic conditions. The provision for loan losses totaled $7.4 million and $9.5 million for 2003 and 2002, respectively. During the fourth quarter of 2003 management improved the Corporation's position in three classified credits thereby allowing a reduction in the provision expense during that period to $607 thousand from the $2.3 million expensed during the third quarter. This also contributed to a reduction of non-performing loans from $17.7 million in 2002 to $13.8 million in 2003.

     Net charge-offs for 2003 decreased to $7.5 million from $8.3 million in 2002. At December 31, 2003, the resulting allowance for loan losses was $21.2 million or 1.49% of total loans, net of unearned income. A year earlier the allowance was $21.2 million or 1.48% of total loans.

NON-INTEREST INCOME

     Non-interest income of $30.8 million increased $300 thousand from the $30.5 million earned in 2002. Service charges and fees on deposit accounts and other service charges and fees increased $1.9 million and $2.7 million, respectively. These increases are the result of a focused effort to increase fee-based income.

     Trust and financial services commissions increased by $300 thousand.

     Non-interest income for 2002 included a $3.9 million life insurance benefit payment from bank-owned life insurance policies.

NON-INTEREST EXPENSES

     Non-interest expenses totaled $62.5 million for 2003 compared to $63.3 million for 2002. This represents a decrease of $800 thousand or 1.3% for 2003. Salaries and related benefits, the largest component of this group, increased from $36.5 million to $36.9 million, less than 1%. Occupancy expense increased 3.3% or $100 thousand while equipment expense decreased by $100 thousand. All other non-interest expense decreased by $1.1 million to $18.7 million from $19.8 million in 2002.

INCOME TAXES

     The Corporation's federal income tax provision was $8.8 million in 2003 compared to a provision of $7.2 million in 2002. The overall effective tax rate in 2003 of 25.0% compares to a 2002 effective rate of 20.1%. Over the past three years management has implemented a strategy which focuses on the taxability of income on securities. This strategy has benefitted the Corporation as state income tax expense has declined every year, despite increased income before tax. The life insurance benefit received in 2002 was not subject to income tax, thereby further reducing the effective tax rate for 2002.

COMPARISON OF 2002 TO 2001

     Net income for 2002 was $28.6 million or $2.10 per share compared to $24.2 million in 2001 or $1.78 per share. This increased income was primarily the result of increased net interest income of $7.6 million. Total average interest-earning assets increased to $2.07 billion in 2002 from $1.92 billion in 2001. The net interest margin increased from 4.00% in 2001 to 4.10% in 2002. This increase is primarily the result of funding costs decreasing faster than the yield on earning assets.

     The provision for loan losses increased $2.9 million, from $6.6 million in 2001 to $9.5 million in 2002, and net charge-offs increased to $8.2 million in 2002 from $7.4 million in 2001. The majority of the increased provision was the result of an increase in underperforming loans.

     There was a $988 thousand negative change in net non-interest income and expense from 2001 to 2002. The increase primarily relates to the salary and related benefit costs with the addition of First Community Bank, N.A. and Forrest Sherer Inc.

     The provision for income taxes fell $667 thousand from 2001 to 2002, reducing the effective tax rate from 24.6% in 2001 to 20.1% in 2002. The year 2002 was the second year of a new tax strategy focusing on the taxability of income and securities described above in the income tax section and was further impacted by the receipt of a non-taxable $3.9 million life insurance benefit.

                          FIRST FINANCIAL CORPORATION

FINANCIAL CONDITION -- SUMMARY

         The Corporation's total assets increased 2.4% or $53.3 million at December 31, 2003, from a year earlier. Available-for-sale securities increased $56.2 million at December 31, 2003, from the previous year. Loans, net of unearned income, decreased by $3.0 million, to $1.4 billion. This decrease was the result of selling approximately $185.0 million of real estate loans in the secondary market. This decreased real estate mortgage loans by $22.7 million. Stronger demand for commercial loans resulted in a $43.3 million increase, while economic and competitive pressures resulted in a decrease of $19.8 million in installment loans outstanding.

         Total shareholders' equity increased to $255.3 million at December 31, 2003, compared to $242.0 million a year earlier. Higher net income was offset by increased dividends and the continued repurchase of corporate stock. During 2003, 80,120 shares were acquired at a cost of $2.1 million. There were also 40,000 shares from the treasury with a value of $1.2 million that were contributed to the ESOP plan. In addition, during 2003, the Corporation recorded a net unrealized loss on available-for-sale securities of $2.8 million. While this fluctuation in fair value decreased shareholders' equity, no loss is recognized in net income unless the security is actually sold.

         Following is an analysis of the components of the Corporation's balance sheet. Information describing the components of the Corporation's securities portfolio, and the market value, maturities and weighted average yields of the securities is included in Note 4 of the notes to the consolidated financial statements.

 LOAN PORTFOLIO

     Loans outstanding by major category as of December 31 for each of the last five years and the maturities at year-end 2003 are set forth in the following analyses.

 (Dollar amounts in thousands)                 2003            2002            2001            2000            1999
 -----------------------------                 ----            ----            ----            ----            ----
LOAN CATEGORY

Commercial, financial and agricultural     $    374,638    $    331,316    $    302,496    $    282,904    $    247,949
Real estate - construction                       35,361          42,930          34,610          41,325          44,782
Real estate - mortgage                          766,911         789,618         757,345         732,387         671,972
Installment                                     248,290         268,067         249,710         237,527         223,459
Lease financing                                   4,884           1,281           5,023           4,810           5,723
                                           ------------    ------------    ------------    ------------    ------------
          TOTAL                            $  1,430,084    $  1,433,212    $  1,349,184    $  1,298,953    $  1,193,885
                                           ============    ============    ============    ============    ============

                                                          After One
                                              Within      But Within    After Five
    (Dollar amounts in thousands)            One Year     Five Years       Years       Total
--------------------------------------       ---------    ----------    ----------  ----------
MATURITY DISTRIBUTION
Commercial, financial and agricultural       $ 228,396    $ 107,434      $ 38,808   $  374,638
Real estate - construction                      13,773       15,053         6,535       35,361
                                             ---------    ---------      --------   ----------
       TOTAL                                 $ 242,169    $ 122,487      $ 45,343      409,999
                                             =========    =========      ========

Real estate - mortgage                                                                 766,911
Installment                                                                            248,290
Lease financing                                                                          4,884
                                                                                    ----------
       TOTAL                                                                        $1,430,084
                                                                                    ==========
Loans maturing after one year with:
   Fixed interest rates                                   $  50,596      $ 41,823
   Variable interest rates                                   71,891         3,520
                                                          ---------      --------
       TOTAL                                              $ 122,487      $ 45,343
                                                          =========      ========

                               2003 ANNUAL REPORT

FINANCIAL CONDITION -- SUMMARY

ALLOWANCE FOR LOAN LOSSES

The activity in the Corporation's allowance for loan losses is shown in the following analysis:

(Dollar amounts in thousands)                        2003             2002             2001             2000             1999
-----------------------------                        ----             ----             ----             ----             ----
Amount of loans outstanding
    at December 31,                              $  1,430,084     $  1,433,212     $  1,349,184     $  1,298,953     $  1,193,885
                                                 ============     ============     ============     ============     ============
Average amount of loans by year                  $  1,417,026     $  1,432,290     $  1,315,725     $  1,256,505     $  1,151,968
                                                 ============     ============     ============     ============     ============
Allowance for loan losses
    at beginning of year                         $     21,249     $     18,313     $     19,072     $     17,949     $     16,429
    Addition resulting from acquisition                     -            1,711                -                -                -
    Loans charged off:
    Commercial, financial and agricultural              2,253            4,627            4,079            1,055              344
    Real estate - mortgage                              1,101              892              557              406              932
    Installment                                         5,586            4,619            4,395            3,196            3,034
    Leasing                                                 -                -               12                6                -
                                                 ------------     ------------     ------------     ------------     ------------
        Total loans charged off                         8,940           10,138            9,043            4,663            4,310
                                                 ------------     ------------     ------------     ------------     ------------
Recoveries of loans previously charged off:
    Commercial, financial and agricultural                432              840              819              578              170
    Real estate - mortgage                                166              110               60               28              142
    Installment                                           877              935              790              788              788
    Leasing                                                 -                -                -                -                5
                                                 ------------     ------------     ------------     ------------     ------------
        Total recoveries                                1,475            1,885            1,669            1,394            1,105
                                                 ------------     ------------     ------------     ------------     ------------
Net loans charged off                                   7,465            8,253            7,374            3,269            3,205
    Provision charged to expense                        7,455            9,478            6,615            4,392            4,725
                                                 ------------     ------------     ------------     ------------     ------------

Balance at end of year                           $     21,239     $     21,249     $     18,313     $     19,072     $     17,949
                                                 ============     ============     ============     ============     ============
Ratio of net charge-offs during period
    to average loans outstanding                          .53%             .58%             .56%             .26%             .28%
                                                 ============     ============     ============     ============     ============

The allowance is maintained at an amount management believes sufficient to absorb probable incurred losses in the loan portfolio. Monitoring loan quality and maintaining an adequate allowance is an ongoing process overseen by senior management and the loan review function. On at least a quarterly basis, a formal analysis of the adequacy of the allowance is prepared and reviewed by management and the Board of Directors. This analysis serves as a point in time assessment of the level of the allowance and serves as a basis for provisions for loan losses. The loan quality monitoring process includes assigning loan grades and the use of a watch list to identify loans of concern.

The analysis of the allowance for loan losses includes the allocation of specific amounts of the allowance to individual problem loans, generally based on an analysis of the collateral securing those loans. Portions of the allowance are also allocated to loan portfolios, based upon a variety of factors including historical loss experience, trends in the type and volume of the loan portfolios, trends in delinquent and non-performing loans, and economic trends affecting our market. These components are added together and compared to the balance of our allowance at the evaluation date. The following table presents the allocation of the allowance to the loan portfolios at year-end.

                           FIRST FINANCIAL CORPORATION

FINANCIAL CONDITION -- SUMMARY

                                                               Years Ended December 31,
                                              --------------------------------------------------------------
(Dollar amounts in thousands)                   2003         2002         2001         2000         1999
-----------------------------                   ----         ----         ----         ----         ----
Commercial, financial and agricultural        $  13,844    $  12,993    $  11,151    $  10,771    $   6,990
Real estate -- mortgage                           1,254        1,471        1,330        1,060        1,348
Installment                                       6,141        5,856        4,489        3,509        3,506
Leasing                                               -           15           17            8            3
Unallocated                                           -          914        1,326        3,724        6,102
                                              ---------    ---------    ---------    ---------    ----------
    TOTAL ALLOWANCE FOR LOAN LOSSES           $  21,239    $  21,249    $  18,313    $  19,072    $  17,949
                                              =========    =========    =========    =========    ==========

UNDER-PERFORMING LOANS

         Management monitors the components and status of under-performing loans as a part of the evaluation procedures used in determining the adequacy of the allowance for loan losses. It is the Corporation's policy to discontinue the accrual of interest on loans where, in management's opinion, serious doubt exists as to collectibility. The amounts shown below represent non-accrual loans, loans which have been restructured to provide for a reduction or deferral of interest or principal because of deterioration in the financial condition of the borrower and those loans which are past due more than 90 days where the Corporation continues to accrue interest. The interest income for non-accrual and restructured loans that would have been recorded in 2003, 2002 and 2001, under the original terms of the loans is $1.3 million, $1.4 million and $1.1 million, respectively. The Corporation recorded interest income on such loans in the amounts of $583 thousand, $643 thousand and $535 thousand for 2003, 2002 and 2001, respectively.

  (Dollar amounts in thousands)                2003         2002         2001         2000         1999
  ----------------------------                 ----         ----         ----         ----         ----
Non-accrual loans                           $   8,429    $  11,807    $   8,854    $   8,316    $   2,879
Restructured loans                                542          546          590          735          959
                                            ---------    ---------    ---------    ---------    ---------
                                                8,971       12,353        9,444        9,051        3,838
Accruing loans past due over 90 days            5,384        5,899        4,925        5,499        5,229
                                            ---------    ---------    ---------    ---------    ---------
                                            $  14,355    $  18,252    $  14,369    $  14,550    $   9,067
                                            =========    =========    =========    =========    =========

         The ratio of the allowance for loan losses as a percentage of under-performing loans was 148% at December 31, 2003, compared to 116% in 2002. This results from the $3.9 million decrease in under-performing loans while maintaining the allowance at $21.2 million. The following loan categories comprise significant components of the under-performing loans at December 31, 2003:

 (Dollar amounts in thousands)
 -----------------------------
Non-accrual loans:
  1-4 family residential         $  2,155           26%
  Commercial loans                  4,697           56
  Installment loans                 1,577           18
  Other, various                        -            -
                                 --------          ---
                                 $  8,429          100%
                                 ========          ===

Past due 90 days or more:
  1-4 family residential         $  2,321           44%
  Commercial loans                  1,530           28
  Installment loans                 1,533           28
  Other, various                        -            -
                                 --------          ---
                                 $  5,384          100%
                                 ========          ===

         There are no material concentrations by industry within the under-performing loans.

                               2003 ANNUAL REPORT
FINANCIAL CONDITION -- SUMMARY

         An element of the Corporation's asset quality management process is the ongoing review and grading of each affiliate's commercial loan portfolio. At December 31, 2003, approximately $70.4 million of commercial loans are graded doubtful or substandard, including the $4.4 million of non-accrual and past-due commercial loans listed above. This compares to $51.4 million in 2002, which included $9.7 million of non-performing loans. The classification of these loans, however, does not imply that management expects losses on each of these loans, but believes that a higher level of scrutiny is prudent under the circumstances. Many of these loans are still accruing and are, generally, performing in accordance with their loan agreements. However, for reasons such as previous payment history, bankruptcy proceedings, industry concerns or information specific to that borrower, it is the opinion of management that these loans require close monitoring.

DEPOSITS

         Total deposits increased to $1.48 billion at December 31, 2003, from $1.43 billion at December 31, 2002. The Corporation experienced a fluctuation between deposit types due to a rate-sensitive market environment. The information below presents the average amount of deposits and rates paid on those deposits for 2003, 2002 and 2001.

                                                   2003                   2002                  2001
                                         --------------------     -------------------    -------------------
(Dollar amounts in thousands)               Amount       Rate         Amount     Rate      Amount      Rate
--------------------------------         ------------    ----     ------------   ----    ----------    -----
Non-interest-bearing
  demand deposits                        $    177,712             $    202,438           $  148,931
Interest-bearing demand deposits              231,590     .63%         198,503    .97%      170,990    1.28%
Savings deposits                              357,989     .80%         328,506   1.43%      287,012    2.74%
Time deposits:
$100,000 or more                              197,946    2.87%         193,504   3.07%      198,575    5.32%
Other time deposits                           517,364    3.27%         554,341   3.97%      495,940    5.36%
                                         ------------             ------------           ----------
    TOTAL                                $  1,482,601             $  1,477,292           $1,301,448
                                         ============             ============           ==========

         The maturities of certificates of deposit of $100 thousand or more outstanding at December 31, 2003, are summarized as follows:

3 months or less                          $ 41,229
Over 3 through 6 months                     25,033
Over 6 through 12 months                    12,596
Over 12 months                             113,327
                                          --------
   TOTAL                                  $192,185
                                          ========

SHORT-TERM BORROWINGS

         A summary of the carrying value of the Corporation's short-term borrowings at December 31, 2003, 2002 and 2001 is presented below:

(Dollar amounts in thousands)         2003           2002          2001
-----------------------------         ----           ----          ----
Federal funds purchased             $ 61,524      $  16,311      $  9,920
Repurchase agreements                  5,130         13,237        37,400
Other short-term borrowings            1,975          4,807         7,276
                                    --------      ---------      --------
                                    $ 68,629      $  34,355      $ 54,596
                                    =======-      =========      ========

         The amounts and interest rates related to federal funds purchased and repurchase agreements are presented below:

(Dollar amounts in thousands)                         2003          2002          2001
-----------------------------                         ----          ----          ----
Average amount outstanding                         $  32,153      $ 24,857       $ 59,603
Maximum amount outstanding at a month end             91,376        66,485         81,330
Average interest rate during year                       1.45%         2.73%          4.46%
Interest rate at year-end                               1.15%         1.63%          2.32%

                           FIRST FINANCIAL CORPORATION

FINANCIAL CONDITION -- SUMMARY

OTHER BORROWINGS

         Advances from the Federal Home Loan Bank decreased to $358.6 million in 2003 compared to $397.2 million in 2002. Increased deposits funded the reduction in advances and generally had a lower cost. The Asset/Liability Committee reviews these investments and considers the related strategies on a weekly basis. See Interest Rate Sensitivity and Liquidity below for more information. The Corporation borrowed $20 million from a financial institution during 2002 to purchase Community Financial Corp. The outstanding balance on this loan at year end was $18.0 million.

CAPITAL RESOURCES

         Bank regulatory agencies have established capital adequacy standards which are used extensively in their monitoring and control of the industry. These standards relate capital to level of risk by assigning different weightings to assets and certain off-balance-sheet activity. As shown in the footnote to the consolidated financial statements ("Regulatory Matters"), the Corporation's capital exceeds the requirements to be considered well capitalized at December 31, 2003.

         First Financial Corporation's objective continues to be to maintain adequate capital to merit the confidence of its customers and shareholders. To warrant this confidence, the Corporation's management maintains a capital position which they believe is sufficient to absorb unforeseen financial shocks without unnecessarily restricting dividends to its shareholders. The Corporation's dividend payout ratio for 2003 and 2002 was 35.9% and 29.6%, respectively. The Corporation expects to continue its policy of paying regular cash dividends, subject to future earnings and regulatory restrictions and capital requirements.

INTEREST RATE SENSITIVITY AND LIQUIDITY

         First Financial Corporation has established risk measures, limits and policy guidelines for managing interest rate risk and liquidity. Responsibility for management of these functions resides with the Asset Liability Committee. The primary goal of the Asset Liability Committee is to maximize net interest income within the interest rate risk limits approved by the Board of Directors.

         INTEREST RATE RISK: Management considers interest rate risk to be the Corporation's most significant market risk. Interest rate risk is the exposure to changes in net interest income as a result of changes in interest rates. Consistency in the Corporation's net interest income is largely dependent on the effective management of this risk.

         The Asset Liability position is measured using sophisticated risk management tools, including earnings simulation and market value of equity sensitivity analysis. These tools allow management to quantify and monitor both short-and long-term exposure to interest rate risk. Simulation modeling measures the effects of changes in interest rates, changes in the shape of the yield curve and the effects of embedded options on net interest income. This measure projects earnings in the various environments over the next three years. It is important to note that measures of interest rate risk have limitations and are dependent on various assumptions. These assumptions are inherently uncertain and, as a result, the model cannot precisely predict the impact of interest rate fluctuations on net interest income. Actual results will differ from simulated results due to timing, frequency and amount of interest rate changes as well as overall market conditions. The Committee has performed a thorough analysis of these assumptions and believes them to be valid and theoretically sound. These assumptions are continuously monitored for behavioral changes.

         The Corporation from time to time utilizes derivatives to manage interest rate risk. Management continuously evaluates the merits of such interest rate risk products but does not anticipate the use of such products to become a major part of the Corporation's risk management strategy.

         The table on the following page shows the Corporation's estimated sensitivity profile as of December 31, 2003. The change in interest rates assumes a parallel shift in interest rates of 100 and 200 basis points. Given a 100 basis point increase in rates, net interest income would increase 1.72% over the next 12 months and increase 3.83% over the following 12 months. Given a 100 basis point decrease in rates, net interest income would decrease 3.78% over the next 12 months and decrease 6.45% over the following 12 months. These estimates assume all rate changes occur overnight and management takes no action as a result of this change.

                               2003 ANNUAL REPORT

 FINANCIAL CONDITION -- SUMMARY

                             Percentage Change in Net Interest Income
                             ----------------------------------------
Basis Point
Interest Rate Change         12 months      24 months       36 months
--------------------         ---------      ---------       ---------
Down 200                      -10.00%          -16.65%         -22.36%
Down 100                      - 3.78            -6.45           -9.66
Up 100                          1.72             3.83            7.04
Up 200                          3.66             7.78           14.49

         Typical rate shock analysis does not reflect management's ability to react and thereby reduce the effects of rate changes, and represents a worst-case scenario.

         LIQUIDITY RISK: Liquidity is measured by each bank's ability to raise funds to meet the obligations of its customers, including deposit withdrawals and credit needs. This is accomplished primarily by maintaining sufficient liquid assets in the form of investment securities and core deposits. The Corporation has $10.2 million of investments that mature throughout the coming 12 months. The Corporation also anticipates $48.8 million of principal payments from mortgage-backed securities. Given the current rate environment, the Corporation anticipates $26.3 million in securities to be called within the next 12 months.

CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES AND OFF-BALANCE SHEET ARRANGEMENTS

         The Corporation has various financial obligations, including contractual obligations and commitments, that may require future cash payments.

         CONTRACTUAL OBLIGATIONS: The following table presents, as of December 31, 2003, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the reference note to the consolidated financial statements.

                                                                 Payments Due In
                                     -----------------------------------------------------------------------
                                                                One to     Three to      Over
                                       Note      One Year       Three      Five          Five
(Dollar amounts in thousands)        Reference    or Less       Years      Years         Years       Total
-----------------------------        ---------   ---------    ---------    -----        --------   ---------
Deposits without a stated maturity               $ 786,624    $       -    $      -     $      -   $ 786,624
Consumer certificates of deposit         9         383,822      227,864      80,524          513     692,723
Short-term borrowings                    9          68,629            -           -            -      68,629
Other borrowings                        10          49,659          660      52,419      280,495     383,233

         COMMITMENTS: The following table details the amount and expected maturities of significant commitments as of December 31, 2003. Further discussion of these commitments is included in Note 12 to the consolidated financial statements.

                                           Total Amount    One Year     Over One
(Dollar amounts in thousands)               Committed      or Less        Year
-----------------------------              ------------   ----------   ----------
Commitments to extend credit:
Unused loan commitments                    $    235,328   $  101,428   $  133,900
Standby letters of credit                         5,619        5,604           15

         Commitments to extend credit, including loan commitments, standby letters of credit and commercial letters of credit do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.

OUTLOOK

         The Corporation's primary market, the Wabash Valley, has experienced an improved economic climate similar to that of the national economy during 2003. Historically, the Wabash Valley has not grown as fast as the state or national economy and conversely, it has not slowed as much as the state or national economy. The local economy continues to be driven by retail, higher education and health-related industries. During 2003 the area unemployment rate declined, and there continues to be a number of new projects being developed. There are, however, no significant growth opportunities currently available in our primary market area.

         The Corporation also continues to look for merger or acquisition opportunities throughout the Wabash Valley that share First Financial's mission of quality service to their customers. These smaller institutions increasingly realize the need to align with an organization that has the resources to compete on a regional level. With the largest retail presence in the Wabash Valley, First Financial is poised to provide these resources.

                           FIRST FINANCIAL CORPORATION

CONSOLIDATED BALANCE SHEET - AVERAGE BALANCES AND INTEREST RATES

                                                                     December 31,
                                   ----------------------------------------------------------------------------------------------
                                                2003                            2002                             2001
                                   -----------------------------  ------------------------------   ------------------------------
                                     Average              Yield/   Average                Yield/    Average                Yield/
(Dollar amounts in thousands)        Balance   Interest   Rate     Balance     Interest    Rate     Balance     Interest   Rate
-----------------------------      ----------  --------  -------  ----------   --------   ------   ----------   --------   ------
ASSETS
Interest-earning assets:
  Loans (1) (2)                    $1,417,026    98,565     6.96% $1,432,290    106,258     7.42%  $1,315,725    108,950     8.28%
  Taxable investment securities       416,403    15,714     3.77     408,666     19,128     4.68      389,776     24,622     6.32
  Tax-exempt investments (2)          203,021    15,938     7.85     206,034     17,220     8.36      204,205     17,115     8.38
  Federal funds sold                    5,129        52      .99      24,129        374     1.55       11,877        268     2.26
                                   ----------  --------  -------  ----------   --------   ------   ----------   --------   ------
  Total  interest-earning assets    2,041,579   130,269     6.38%  2,071,119    142,980     6.90%   1,921,583    150,955     7.86%
                                               --------  =======               --------   ======                --------   ======
Non-interest earning assets:
  Cash and due from banks              80,261                         67,319                           58,703
  Premises and equipment, net          29,634                         29,763                           26,624
  Other assets                         63,753                         60,356                           53,168
  Less allowance for loan losses      (22,242)                       (20,487)                         (18,796)
                                   ----------                     ----------                       ----------
   TOTALS                          $2,192,985                     $2,208,070                       $2,041,282
                                   ==========                     ==========                       ==========

LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
  Transaction accounts             $  589,579     4,315      .73% $  527,009      6,643     1.26%  $  458,002     10,069     2.20%
  Time deposits                       715,310    22,610     3.16     747,845     27,964     3.74      694,515     37,139     5.35
  Short-term borrowings                35,262       431     1.22      34,759        687     1.98       62,321      2,514     4.03
  Other borrowings                    392,540    20,869     5.32     426,961     22,792     5.34      438,123     24,403     5.57
                                   ----------  --------  -------  ----------   --------   ------   ----------   --------   ------
  Total interest-bearing
    liabilities:                    1,732,691    48,225     2.78%  1,736,574     58,086     3.34%  1,652 ,961     74,125     4.48%
                                               --------  =======               --------   ======                --------   ======
  Non interest-bearing
  liabilities:
  Demand deposits                     177,712                        202,438                          148,931
  Other                                30,441                         30,643                           25,871
                                   ----------                     ----------                       ----------
                                    1,940,844                      1,969,655                        1,827,763

  Shareholders' equity                252,141                        238,415                          213,519
                                   ----------                     ----------                       ----------
        TOTALS                     $2,192,985                     $2,208,070                       $2,041,282
                                   ==========                     ==========                       ==========

  Net interest earnings                        $ 82,044                        $ 84,894                         $ 76,830
                                               ========                        ========                         ========
  Net yield on
  interest-earning assets                                   4.02%                           4.10%                            4.00%
                                                         =======                          ======                           ======

(1) For purposes of these computations, nonaccruing loans are included in the daily average loan amounts outstanding.

(2) Interest income includes the effect of tax equivalent adjustments using a federal tax rate of 35%.

                               2003 ANNUAL REPORT

MARKET AND DIVIDEND INFORMATION

         At year-end 2003 shareholders owned 13,578,770 shares of the Corporation's common stock. The stock is traded over-the-counter under the NASDAQ National Market System with the symbol THFF. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

         Historically, the Corporation has paid cash dividends semi-annually and currently expects that comparable cash dividends will continue to be paid in the future. The following table gives quarterly high and low trade prices and dividends per share during each quarter for 2003 and 2002.

                                        2003                             2002
                          --------------------------------   --------------------------------
                             Bid Quotation         Cash         Bid Quotation         Cash
                                                 Dividends                          Dividends
  Quarter ended            High         Low      Declared      High        Low      Declared
  -------------            ----         ---      --------      ----        ---      ---------
March 31                  $ 31.50     $ 28.77                $  22.42     $21.35
June 30                   $ 32.25     $ 27.50     $  .34     $  25.71     $21.68     $  .31
September 30              $ 28.74     $ 23.56                $  26.50     $22.28
December 31               $ 24.65     $ 23.36     $  .36     $  26.84     $24.30     $  .31

SELECTED QUARTERLY DATA (UNAUDITED)

                                                                    2003
                                 --------------------------------------------------------------------------
                                                              Net       Provision
                                 Interest     Interest     Interest     for Loan      Net        Net Income
(Dollar amounts in thousands)     Income      Expense       Income       Losses      Income      Per Share
----------------------------     --------     ---------    ---------    ---------   --------     ----------
March 31                         $ 31,666     $  12,737    $  18,929    $   2,227   $  7,033      $   .52
June 30                          $ 30,776     $  12,098    $  18,678    $   2,303   $  6,174      $   .46
September 30                     $ 30,400     $  11,869    $  18,531    $   2,318   $  6,443      $   .47
December 31                      $ 29,819     $  11,521    $  18,298    $     607   $  6,843      $   .50

                                                                    2002
                                 --------------------------------------------------------------------------
                                                              Net       Provision
                                 Interest     Interest     Interest     for Loan      Net        Net Income
(Dollar amounts in thousands)     Income      Expense       Income       Losses      Income      Per Share
----------------------------     --------     ---------    ---------    ---------   --------     ----------

March 31                         $  34,305    $  14,839    $  19,466    $   1,932   $  6,728      $   .49
June 30                          $  34,840    $  14,760    $  20,080    $   2,416   $  6,552      $   .48
September 30                     $  33,835    $  14,542    $  19,293    $   2,273   $  6,171      $   .45
December 31                      $  33,282    $  13,945    $  19,337    $   2,857   $  9,189      $   .68