Form 10-K, Exhibit 13
period 2004-12-31
FIRST FINANCIAL CORP /IN/
filed 2005-03-16
CIK 714562

                                                                               .
                                                                               .
                                                                               .

EXHIBIT 13 - ANNUAL REPORT

FIVE YEAR COMPARISON OF SELECTED FINANCIAL DATA

(Dollar amounts in thousands,
except per share amounts)          2004         2003         2002         2001         2000
-----------------------------   ----------   ----------   ----------   ----------   ----------
BALANCE SHEET DATA:
Total assets                    $2,183,992   $2,223,057   $2,169,748   $2,041,905   $2,043,267
Securities                         507,990      576,950      520,166      471,888      576,713
Net loans                        1,463,871    1,429,525    1,432,564    1,348,461    1,298,006
Deposits                         1,443,121    1,479,347    1,434,654    1,313,656    1,322,559
Borrowings                         438,013      451,862      457,645      480,674      507,771
Shareholders' equity               268,335      255,279      241,971      217,511      191,223

INCOME STATEMENT DATA:
Interest income                    116,888      122,661      136,262      144,673      146,417
Interest expense                    44,686       48,225       58,086       74,125       80,583
Net interest income                 72,202       74,436       78,176       70,548       65,834
Provision for loan losses            8,292        7,455        9,478        6,615        4,392
Other income                        35,754       30,819       30,468       21,468       13,610
Other expenses                      63,656       62,461       63,317       53,329       42,703
Net income                          28,009       26,493       28,640       24,196       23,213

PER SHARE DATA:
Net income                            2.07         1.95         2.10         1.78         1.72
Cash dividends                         .79          .70          .62          .57          .54

PERFORMANCE RATIOS:
Net income to average assets          1.28%        1.21%        1.30%        1.19%        1.18%
Net income to average
   shareholders' equity              10.45        10.57        12.01        11.33        12.98
Average total capital
   to average assets                 13.24        12.45        11.73        11.38         9.97
Average shareholders' equity
   to average assets                 12.23        11.43        10.80        10.46         9.10
Dividend payout                      38.13        35.88        29.57        32.28        31.19

CONSOLIDATED BALANCE SHEETS

                                                                                DECEMBER 31,
                                                                          -----------------------
(Dollar amounts in thousands, except per share data)                         2004         2003
----------------------------------------------------                      ----------   ----------
ASSETS
Cash and due from banks                                                   $   94,928   $   94,198
Federal funds sold                                                             5,400        5,850
Securities available-for-sale                                                507,990      576,950
Loans, net of allowance of $19,918 in 2004 and $21,239 in 2003             1,443,953    1,408,286

Accrued interest receivable                                                   12,016       13,073
Premises and equipment, net                                                   31,154       29,322
Bank-owned life insurance                                                     49,177       50,279
Goodwill                                                                       7,102        7,102
Other intangible assets                                                        3,093        3,651
Other real estate owned                                                        3,262        6,424
Other assets                                                                  25,917       27,922
                                                                          ----------   ----------
      TOTAL ASSETS                                                        $2,183,992   $2,223,057
                                                                          ==========   ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
   Non-interest-bearing                                                   $  145,852   $  179,517
   Interest-bearing:
      Certificates of deposit of $100 or more                                184,604      192,185
      Other interest-bearing deposits                                      1,112,665    1,107,645
                                                                          ----------   ----------
                                                                           1,443,121    1,479,347

Short-term borrowings                                                         75,527       68,629
Other borrowings                                                             362,486      383,233
Other liabilities                                                             34,523       36,569
                                                                          ----------   ----------
      TOTAL LIABILITIES                                                    1,915,657    1,967,778

Shareholders' equity

   Common stock, $.125 stated value per share,
      Authorized shares -- 40,000,000
      Issued shares -- 14,450,966
      Outstanding shares -- 13,535,770 in 2004 and 13,578,770 in 2003          1,806        1,806
   Additional paid-in capital                                                 67,519       67,181
   Retained earnings                                                         211,623      194,294
   Accumulated other comprehensive income                                      8,357       11,463
   Less: Treasury shares at cost -- 915,196 in 2004 and 872,196 in 2003      (20,970)     (19,465)
                                                                          ----------   ----------
      TOTAL SHAREHOLDERS' EQUITY                                             268,335      255,279
                                                                          ----------   ----------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                          $2,183,992   $2,223,057
                                                                          ==========   ==========

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME

                                                                     YEARS ENDED DECEMBER 31,
                                                                  ------------------------------
(Dollar amounts in thousands, except per share data)                2004       2003       2002
----------------------------------------------------              --------   --------   --------
INTEREST AND DIVIDEND INCOME:
   Loans, including related fees                                  $ 92,440   $ 96,536   $105,566
   Securities:
      Taxable                                                       15,315     15,714     19,129
      Tax-exempt                                                     7,055      7,816      8,326
   Other                                                             2,078      2,595      3,241
                                                                  --------   --------   --------
         TOTAL INTEREST AND DIVIDEND INCOME                        116,888    122,661    136,262

INTEREST EXPENSE:
   Deposits                                                         23,695     26,925     34,607
   Short-term borrowings                                             1,017        431        687
   Other borrowings                                                 19,974     20,869     22,792
                                                                  --------   --------   --------
         TOTAL INTEREST EXPENSE                                     44,686     48,225     58,086
                                                                  --------   --------   --------
         NET INTEREST INCOME                                        72,202     74,436     78,176
   Provision for loan losses                                         8,292      7,455      9,478
                                                                  --------   --------   --------
         NET INTEREST INCOME AFTER
            PROVISION FOR LOAN LOSSES                               63,910     66,981     68,698

NON-INTEREST INCOME:
   Trust and financial services                                      3,918      3,762      3,419
   Service charges and fees on deposit accounts                     11,499      8,066      6,183
   Other service charges and fees                                    6,794      8,063      5,369
   Securities gains (losses)                                          (165)       237        154
   Insurance commissions                                             6,142      6,282      6,136
   Gain on sale of mortgage loans                                      806      2,027      2,767
   Gain on life insurance benefit                                    4,113         --      3,916
   Other                                                             2,647      2,382      2,524
                                                                  --------   --------   --------
         TOTAL NON-INTEREST INCOME                                  35,754     30,819     30,468

NON-INTEREST EXPENSES:
   Salaries and employee benefits                                   37,876     36,696     36,528
   Occupancy expense                                                 3,904      3,830      3,707
   Equipment expense                                                 3,585      3,224      3,306
   Other                                                            18,291     18,711     19,776
                                                                  --------   --------   --------
         TOTAL NON-INTEREST EXPENSE                                 63,656     62,461     63,317
                                                                  --------   --------   --------
         INCOME BEFORE INCOME TAXES                                 36,008     35,339     35,849
Provision for income taxes                                           7,999      8,846      7,209
                                                                  --------   --------   --------
         NET INCOME                                               $ 28,009   $ 26,493   $ 28,640
                                                                  ========   ========   ========

EARNINGS PER SHARE:

         BASIC AND DILUTED                                        $   2.07   $   1.95   $   2.10
                                                                  ========   ========   ========
   Weighted average number of shares outstanding (in thousands)     13,525     13,588     13,652
                                                                  ========   ========   ========

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                         ACCUMULATED
                                                                ADDITIONAL                  OTHER
                                                       COMMON     PAID-IN    RETAINED   COMPREHENSIVE   TREASURY
(Dollar amounts in thousands, except per share data)    STOCK     CAPITAL    EARNINGS       INCOME        STOCK      TOTAL
----------------------------------------------------   ------   ----------   --------   -------------   --------   --------
BALANCE, JANUARY 1, 2002                               $  903     $66,680    $158,038      $ 8,299      $(16,409)  $217,511

Comprehensive income:
   Net income                                              --          --      28,640           --            --     28,640
   Other comprehensive income, net of tax:
   Change in net unrealized gains/losses
      on securities available-for-sale, net                --          --          --        5,977            --      5,977
                                                                                                                   --------
         Total comprehensive income                                                                                  34,617

Contribution of 41,500 shares to ESOP                      --         129          --           --           909      1,038
Treasury stock purchase (111,130 shares)                   --          --          --           --        (2,726)    (2,726)
Cash dividends, $ .62 per share                            --          --      (8,469)          --            --     (8,469)
                                                       ------     -------    --------      -------      --------   --------
BALANCE, DECEMBER 31, 2002                                903      66,809     178,209       14,276       (18,226)   241,971

Comprehensive income:
   Net income                                              --          --      26,493           --            --     26,493
   Other comprehensive loss, net of tax:
   Change in net unrealized gains/losses
      on securities available-for-sale, net                --          --          --       (2,813)           --     (2,813)
                                                                                                                   --------
         Total comprehensive income                                                                                  23,680

Two-for-one stock split (6,782,885 shares)                903          --        (903)          --            --         --
Contribution of 40,000 shares to ESOP                      --         372          --           --           884      1,256
Treasury stock purchase (80,120 shares)                    --          --          --           --        (2,123)    (2,123)
Cash dividends, $ .70 per share                            --          --      (9,505)          --            --     (9,505)
                                                       ------     -------    --------      -------      --------   --------
BALANCE, DECEMBER 31, 2003                              1,806      67,181     194,294       11,463       (19,465)   255,279

Comprehensive income:
   Net income                                              --          --      28,009           --            --     28,009
   Other comprehensive loss, net of tax:
   Change in net unrealized gains/losses
      on securities available-for-sale, net                --          --          --       (3,106)           --     (3,106)
                                                                                                                   --------
         Total comprehensive income                        --          --          --           --            --     24,903

Contribution of 36,000 shares to ESOP                      --         338          --           --           825      1,163
Treasury stock purchase (79,000 shares)                    --          --          --           --        (2,330)    (2,330)
Cash dividends, $ .79 per share                            --          --     (10,680)          --            --    (10,680)
                                                       ------     -------    --------      -------      --------   --------
BALANCE, DECEMBER 31, 2004                             $1,806     $67,519    $211,623      $ 8,357      $(20,970)  $268,335
                                                       ======     =======    ========      =======      ========   ========

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            YEARS ENDED DECEMBER 31,
                                                       ---------------------------------
(Dollar amounts in thousands, except per share data)      2004        2003        2002
----------------------------------------------------   ---------   ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                             $  28,009   $  26,493   $  28,640
   Adjustments to reconcile net income to net cash
      provided by operating activities:
      Net (accretion) amortization on securities           2,092         558        (941)
      Provision for loan losses                            8,292       7,455       9,478
      Securities (gains) losses                              165        (237)       (154)
      Depreciation and amortization                        3,184       2,883       2,950
      Provision for deferred income taxes                  1,648        (252)       (827)
      Net change in accrued interest receivable            1,057       2,126       1,036
      Contribution of shares to ESOP                       1,163       1,256       1,038
      Gains on life insurance benefit                     (4,113)         --      (3,916)
      Other, net                                           1,842       5,126      (8,980)
                                                       ---------   ---------   ---------
         NET CASH FROM OPERATING ACTIVITIES               43,339      45,408      28,324
                                                       ---------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Sales of securities available-for-sale                 11,466       8,308       9,736
   Calls, maturities and principal reductions on
      securities available-for-sale                      105,945     189,049     131,304
   Purchases of securities available-for-sale            (55,885)   (259,156)   (140,015)
   Loans made to customers, net of repayments            (44,834)     (5,844)      6,237
   Net change in federal funds sold                          450      (5,800)     43,326
   Proceeds from life insurance benefit                    7,267          --       6,554
   Purchase of Community Financial Corp.                      --          --      14,554
   Additions to premises and equipment                    (4,458)     (1,758)     (2,442)
                                                       ---------   ---------   ---------
         NET CASH FROM INVESTING ACTIVITIES               19,951     (75,195)     69,254
                                                       ---------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Net change in deposits                                (36,226)     44,693     (25,638)
   Net change in other short-term borrowings               6,898      34,274     (25,379)
   Dividends paid                                        (10,155)     (8,845)     (8,209)
   Purchases of treasury stock                            (2,330)     (2,123)     (2,726)
   Proceeds from other borrowings                         85,006      18,013      21,006
   Repayments on other borrowings                       (105,753)    (58,070)    (28,794)
                                                       ---------   ---------   ---------
      NET CASH FROM FINANCING ACTIVITIES                 (62,560)     27,942     (69,740)
                                                       ---------   ---------   ---------
      NET CHANGE IN CASH AND CASH EQUIVALENTS                730      (1,845)     27,838
      CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR        94,198      96,043      68,205
                                                       ---------   ---------   ---------
      CASH AND CASH EQUIVALENTS, END OF YEAR           $  94,928   $  94,198   $  96,043
                                                       =========   =========   =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the year for:
   Interest                                            $  44,979   $  48,791   $  58,925
                                                       =========   =========   =========
   Income taxes                                        $   6,501   $   8,016   $  11,388
                                                       =========   =========   =========

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

BUSINESS

ORGANIZATION: The consolidated financial statements of First Financial Corporation and its subsidiaries (the Corporation) include the parent company and its wholly-owned subsidiaries, First Financial Bank, N.A. of Vigo County, Indiana, The Morris Plan Company of Terre Haute (Morris Plan), First Crawford State Bank of Crawford County, Illinois (Crawford), First Community Bank, N.A. of Richland County, Illinois (Community), First Financial Reinsurance Company, a corporation incorporated in the country of Turks and Caicos Islands (FFRC) and Forrest Sherer Inc., a full-line insurance agency headquartered in Terre Haute, Indiana. Inter-company transactions and balances have been eliminated.

First Financial Bank also has two investment subsidiaries, Portfolio Management Specialists A (Specialists A) and Portfolio Management Specialists B (Specialists B), which were established to hold and manage certain assets as part of a strategy to better manage various income streams and provide opportunities for capital creation as needed. Specialists A and Specialists B subsequently entered into a limited partnership agreement, Global Portfolio Limited Partners. Portfolio Management Specialists B also owns First Financial Real Estate, LLC. At December 31, 2004, $476.6 million of securities and loans were owned by these subsidiaries. Specialists A, Specialists B, Global Portfolio Limited Partners and First Financial Real Estate LLC are included in the consolidated financial statements.

The Corporation, which is headquartered in Terre Haute, Indiana, offers a wide variety of financial services including commercial, mortgage and consumer lending, lease financing, trust account services and depositor services through its five subsidiaries.

First Financial Bank is the largest bank in Vigo County. It operates 12 full-service banking branches within the county; one each in Ridge Farm, Illinois and Marshall, Illinois; five in Clay County, Indiana; one in Greene County, Indiana; two in Knox County, Indiana; five in Parke County, Indiana; five in Sullivan County, Indiana; and four in Vermillion County, Indiana. It also has a main office in downtown Terre Haute and an operations center/office building in southern Terre Haute.

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

Interest income includes amortization of purchase premium or discount. Premiums and discounts are amortized on the level yield method without anticipating prepayments. Mortgage-backed securities are amortized over the expected life. Realized gains and losses on sales are based on the amortized cost of the security sold. Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: 1) the length of time and extent that fair value has been less than cost; 2) the financial condition and near term prospects of the issuer; and 3) the Corporation's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

LOANS: Loans that management has the intent and ability to hold for the foreseeable future until maturity or pay-off are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

Interest income is accrued on the unpaid principal balance and includes amortization of net deferred loan fees and costs over the loan term without anticipating prepayments. Interest income is not reported when full loan repayment is in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

doubt, typically when the loan is impaired or payments are significantly past due. Payments received on such loans are reported as principal reductions.

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

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in managementis judgment, should be charged off. The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

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

PREMISES AND EQUIPMENT: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the useful lives of the assets, which range from 3 to 33 years for furniture and equipment and 5 to 39 years for buildings and leasehold improvements.

SERVICING RIGHTS: Servicing rights are recognized as assets for the allocated value of retained servicing rights on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to loan type and interest rate. Any impairment of a grouping is reported as a valuation allowance.

BANK-OWNED LIFE INSURANCE: The Corporation has purchased life insurance policies on certain key executives. Bank-owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

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

LOAN COMMITMENTS AND RELATED FINANCIAL INSTRUMENTS: Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

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

EFFECT OF NEWLY ISSUED BUT NOT YET EFFECTIVE ACCOUNTING STANDARDS: SOP 03-3 requires that a valuation allowance for loans acquired in a transfer, including in a business combination, reflect only losses incurred after acquisition and should not be recorded at acquisition. It applies to any loan acquired in a transfer that showed evidence of credit quality deterioration since it was made. The SOP is effective for fiscal years beginning after December 15, 2004.

The effect of this new standard on the Corporation's financial position and results of operations is not expected to be material upon and after adoption.

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

The carrying amount and estimated fair value of financial instruments are presented in the table below and were determined based on the above assumptions:

                                                       DECEMBER 31,
                                  -----------------------------------------------------
                                             2004                        2003
                                  -------------------------   -------------------------
                                    CARRYING        FAIR        CARRYING        FAIR
(Dollar amounts in thousands)        VALUE         VALUE         VALUE         VALUE
-----------------------------     -----------   -----------   -----------   -----------
Cash and due from banks           $    94,928   $    94,928   $    94,198   $    94,198
Federal funds sold                      5,400         5,400         5,850         5,850
Securities available-for-sale         507,990       507,990       576,950       576,950
Loans, net                          1,443,953     1,448,791     1,408,286     1,410,842
Accrued interest receivable            12,016        12,016        13,073        13,073
Deposits                           (1,443,121)   (1,449,322)   (1,479,347)   (1,488,240)
Short-term borrowings                 (75,527)      (75,527)      (68,629)      (68,629)
Federal Home Loan Bank advances      (337,886)     (341,148)     (358,633)     (363,413)
Other borrowings                      (24,600)      (24,600)      (24,600)      (24,600)
Accrued interest payable               (3,142)       (3,142)       (3,435)       (3,435)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.   RESTRICTIONS ON CASH AND DUE FROM BANKS:

Certain affiliate banks are required to maintain average reserve balances with the Federal Reserve Bank that do not earn interest. The amount of those reserve balances was approximately $33.2 million and $28.5 million at December 31, 2004 and 2003, respectively.

4.   SECURITIES:

The fair value of securities available-for-sale and related gains and losses recognized in accumulated other comprehensive income were as follows:

                                                                DECEMBER 31, 2004
                                                    ----------------------------------------
                                                                    UNREALIZED
                                                    AMORTIZED   -----------------     FAIR
(Dollar amounts in thousands)                          COST      GAINS     LOSSES     VALUE
-----------------------------                       ---------   -------   -------   --------
U.S. Government entity mortgage-backed securities    $227,927   $ 2,573    (1,472)  $229,028
Collateralized mortgage obligations                    19,895        12       (41)    19,866
State and municipal                                   137,206     7,263      (175)   144,294
Corporate obligations                                 104,754     1,333       (10)   106,077
Equities                                                4,280     4,445        --      8,725
                                                     --------   -------   -------   --------
   TOTAL                                             $494,062   $15,626   $(1,698)  $507,990
                                                     ========   =======   =======   ========

                                                                DECEMBER 31, 2003
                                                    ----------------------------------------
                                                                    UNREALIZED
                                                    AMORTIZED   -----------------     FAIR
(Dollar amounts in thousands)                          COST      GAINS     LOSSES     VALUE
-----------------------------                       ---------   -------   -------   --------
U.S. Government entity mortgage-backed securities    $269,228   $ 4,143   $(1,362)  $272,009
Collateralized mortgage obligations                    18,022        31       (29)    18,024
State and municipal                                   152,719     9,421      (150)   161,990
Corporate obligations                                 113,736     2,097      (123)   115,710
Equities                                                4,135     5,082        --      9,217
                                                     --------   -------   -------   --------
   TOTAL                                             $557,840   $20,774   $(1,664)  $576,950
                                                     ========   =======   =======   ========

As of December 31, 2004, the Corporation does not have any securities from any issuer, other than the U.S. Government, with an aggregate book or fair value that exceeds ten percent of shareholders' equity.

Securities with a carrying value of approximately $33.0 million and $31.3 million at December 31, 2004 and 2003, respectively, were pledged as collateral for short-term borrowings and for other purposes.

Below is a summary of the gross gains and losses realized by the Corporation on investment sales during the years ended December 31, 2004, 2003 and 2002, respectively.

(Dollar amounts in thousands)     2004     2003     2002
-----------------------------   -------   ------   ------
Proceeds                        $11,466   $8,308   $9,736
Gross gains                         409      237      154
Gross losses                         --       --       --

Additional gains of $47 thousand in 2004 resulted from redemption premiums on called securities. A loss of $621 thousand was recorded for an impairment charge, as discussed in the following paragraph.

The Corporation evaluates securities for other-than-temporary impairment on a quarterly basis. Factors considered include length of time impaired, reason for impairment, outlook and the Corporation's ability to hold the investment to allow for recovery of fair value. At December 31, 2004 the Corporation had one security that it considered to be other-than-temporarily impaired, and the Corporation wrote down the value of the investment to fair value. The security was a Federal National Mortgage Association (FNMA) Preferred stock issue that was purchased in the first quarter of 2000. The floating rate security adjusted in March of 2004 when the index rate was near its low. To compound the interest rate factor, FNMA was identified as having misstated earnings and restated financial results. They then elected to issue additional stock to recapitalize. This stock was sold at a discount which negatively affected previous

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

issues outstanding. The confluence of these issues caused the Corporation to recognize that the value was other-than-temporarily impaired. The value of the security was written down by $621 thousand, which was recorded as expense and included in security gains (losses).

Contractual maturities of debt securities at year-end 2004 were as follows. Securities not due at a single maturity or with no maturity date, primarily mortgage-backed and equity securities, are shown separately.

                                           AVAILABLE-FOR-SALE
                                          --------------------
                                          AMORTIZED     FAIR
(Dollar amounts in thousands)               COST        VALUE
-----------------------------             ---------   --------
Due in one year or less                    $ 54,638   $ 55,098
Due after one but within five years         125,513    130,151
Due after five but within ten years          36,749     39,741
Due after ten years                          49,702     50,210
                                           --------   --------
                                            266,602    275,200
Mortgage-backed securities and equities     227,460    232,790
                                           --------   --------
   TOTAL                                   $494,062   $507,990
                                           ========   ========

The following tables show the securities' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at December 31, 2004 and 2003.

                                                                        DECEMBER 31, 2004
                                           ---------------------------------------------------------------------------
                                             LESS THAN 12 MONTHS       MORE THAN 12 MONTHS              TOTAL
                                           -----------------------   -----------------------   -----------------------
                                                        UNREALIZED                UNREALIZED                UNREALIZED
(Dollar amounts in thousands)              FAIR VALUE     LOSSES     FAIR VALUE     LOSSES     FAIR VALUE      LOSSES
-----------------------------              ----------   ----------   ----------   ----------   ----------   ----------
U.S. Government entity mortgage-
   backed securities                        $ 72,754      $(497)       $40,497     $  (975)     $113,251     $(1,472)
Collateralized mortgage obligations           17,059        (41)            --          --        17,059         (41)
State and municipal obligations               12,979       (110)           428         (65)       13,407        (175)
Corporate obligations                          2,000         (5)         1,506          (5)        3,506         (10)
                                            --------      -----        -------     -------      --------     -------
   Total temporarily impaired securities    $104,792      $(653)       $42,431     $(1,045)     $147,223     $(1,698)
                                            ========      =====        =======     =======      ========     =======

                                                                        DECEMBER 31, 2003
                                           ---------------------------------------------------------------------------
                                             LESS THAN 12 MONTHS       MORE THAN 12 MONTHS              TOTAL
                                           -----------------------   -----------------------   -----------------------
                                                        UNREALIZED                UNREALIZED                UNREALIZED
(Dollar amounts in thousands)              FAIR VALUE     LOSSES     FAIR VALUE     LOSSES     FAIR VALUE     LOSSES
-----------------------------              ----------   ----------   ----------   ----------   ----------   ----------
U.S. Government entity mortgage-
   backed securities                        $ 87,414      $(1,354)     $  121        $  (8)     $ 87,535      $(1,362)
Collateralized mortgage obligations           18,021          (29)         --           --        18,021          (29)
State and municipal obligations                4,140          (51)        484          (99)        4,624         (150)
Corporate obligations                         25,453          (71)        945          (52)       26,398         (123)
                                            --------      -------      ------        -----      --------      -------
   Total temporarily impaired securities    $135,028      $(1,505)     $1,550        $(159)     $136,578      $(1,664)
                                            ========      =======      ======        =====      ========      =======

These losses represent negative adjustments to market value relative to the rate of interest paid on the securities and not losses related to the creditworthiness of the issuer. Management has the intent and ability to hold for the foreseeable future and believes the value will recover as the securities approach maturity or market rates change.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.   LOANS:

Loans are summarized as follows:

                                               DECEMBER 31,
                                         -----------------------
(Dollar amounts in thousands)               2004         2003
-----------------------------            ----------   ----------
Commercial, financial and agricultural   $  401,724   $  374,638
Real estate - construction                   32,810       35,361
Real estate - mortgage                      753,826      766,911
Installment                                 272,261      248,290
Lease financing                               3,658        4,884
                                         ----------   ----------
   Total gross loans                      1,464,279    1,430,084
   Less: unearned income                       (408)        (559)
      allowance for loan losses             (19,918)     (21,239)
                                         ----------   ----------
      TOTAL                              $1,443,953   $1,408,286
                                         ==========   ==========

In the normal course of business, the Corporation's subsidiary banks make loans to directors and executive officers and to their associates. These related party loans are consistent with sound banking practices and are within applicable bank regulatory lending limitations. In 2004 the aggregate dollar amount of these loans to directors and executive officers who held office at the end of the year amounted to $39.0 million at the beginning of the year. During 2004, advances of $38.3 million and repayments of $43.2 million were made with respect to related party loans for an aggregate dollar amount outstanding of $34.1 million at December 31, 2004.

Loans serviced for others, which are not reported as assets, total $391.9 million and $374.9 million at year-end 2004 and 2003.

Activity for capitalized mortgage servicing rights (included in other assets) and the related valuation allowance was as follows:

                                           DECEMBER 31,
                                    --------------------------
(Dollar amounts in thousands)        2004      2003      2002
-----------------------------       ------   -------   -------
Servicing rights:
   Beginning of year                $3,114   $ 2,548   $ 1,478
   Additions                           631     1,961     2,229
   Amortized to expense               (785)   (1,395)   (1,159)
                                    ------   -------   -------
   End of year                      $2,960   $ 3,114   $ 2,548
                                    ======   =======   =======
Valuation allowance:
   Beginning of year                $  200   $   500   $    --
   Additions expensed                   --        --       500
   Reductions credited to expense     (200)     (300)       --
                                    ------   -------   -------
   End of year                      $   --   $   200   $   500
                                    ======   =======   =======

Third party valuations are conducted periodically for mortgage servicing rights. Based on these valuations, fair values approximate carrying values.

6.   ALLOWANCE FOR LOAN LOSSES:

Changes in the allowance for loan losses are summarized as follows:

                                                       DECEMBER 31,
                                             ------------------------------
(Dollar amounts in thousands)                  2004       2003       2002
-----------------------------                --------   --------   --------
Balance at beginning of year                 $ 21,239   $21,249   $ 18,313
Addition resulting from acquisition                --        --      1,711
Provision for loan losses                       8,292     7,455      9,478
Recoveries of loans previously charged off      1,771     1,475      1,885
Loans charged off                             (11,384)   (8,940)   (10,138)
                                             --------   -------   --------
   BALANCE AT END OF YEAR                    $ 19,918   $21,239   $ 21,249
                                             ========   =======   ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impaired loans were as follows:

                                                               DECEMBER 31,
                                                             ----------------
(Dollar amounts in thousands)                                  2004     2003
-----------------------------                                -------   ------
Year-end loans with no allocated allowance for loan losses   $ 2,582   $3,254
Year-end loans with allocated allowance for loan losses       16,240    5,914
                                                             -------   ------
   TOTAL                                                      18,822    9,168
                                                             =======   ======

Amount of the allowance for loan losses allocated            $ 6,331   $2,835
Nonperforming loans:
   Loans past due over 90 days still on accrual                7,813    5,384
   Non-accrual loans                                          19,862    8,429

Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

(Dollar amounts in thousands)                    2004     2003     2002
-----------------------------                  -------   ------   ------
Average of impaired loans during the year      $14,794   $8,992   $5,288
Interest income recognized during impairment       436      583      643
Cash-basis interest income recognized              315       --       --

It was not practicable to determine the amount of cash basis interest income recognized for 2003 or 2002.

7.   PREMISES AND EQUIPMENT:

Premises and equipment are summarized as follows:

                                          DECEMBER 31,
                                      -------------------
(Dollar amounts in thousands)           2004       2003
-----------------------------         --------   --------
Land                                  $  5,617   $  4,501
Building and leasehold improvements     35,102     34,135
Furniture and equipment                 27,928     26,542
                                      --------   --------
                                        68,647     65,178
Less accumulated depreciation          (37,493)   (35,856)
                                      --------   --------
   TOTAL                              $ 31,154   $ 29,322
                                      ========   ========

Aggregate depreciation expense was $2.62 million, $2.24 million and $2.26 million for 2004, 2003 and 2002, respectively.

8.   GOODWILL AND INTANGIBLE ASSETS:

The Corporation completed its annual impairment testing of goodwill during the second quarter of 2004. Management does not believe any amount of the goodwill is impaired.

Intangible assets subject to amortization at December 31, 2004 and 2003 are as follows:

                                         2004                    2003
                                ---------------------   ---------------------
                                 GROSS    ACCUMULATED    GROSS    ACCUMULATED
(Dollar amounts in thousands)   AMOUNT   AMORTIZATION   AMOUNT   AMORTIZATION
-----------------------------   ------   ------------   ------   ------------
Customer list intangible        $3,108      $1,390      $3,108      $1,086
Core deposit intangible          2,193         939       2,193         775
Non-compete agreements             500         379         500         289
                                ------      ------      ------      ------
                                $5,801      $2,708      $5,801      $2,150
                                ======      ======      ======      ======

Aggregate amortization expense was $558 thousand, $638 thousand and $692 thousand for 2004, 2003 and 2002, respectively.

Estimated amortization expense for the next five years is as follows:

       In thousands
       ------------
2005       $540
2006        463
2007        392
2008        392
2009        392

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.   DEPOSITS

Scheduled maturities of time deposits for the next five years are as follows:

2005   $333,584
2006    106,260
2007    115,808
2008     19,229
2009     43,109

10.  SHORT-TERM BORROWINGS

A summary of the carrying value of the Corporation's short-term borrowings at December 31, 2004 and 2003 is presented below:

(Dollar amounts in thousands)     2004      2003
-----------------------------   -------   -------
Federal funds purchased         $69,002   $61,524
Repurchase agreements             5,597     5,130
Other short-term borrowings         928     1,975
                                -------   -------
                                $75,527   $68,629
                                =======   =======

(Dollar amounts in thousands)                 2004       2003
-----------------------------               --------   -------
Average amount outstanding                  $ 71,745   $32,153
Maximum amount outstanding at a month end    103,386    91,376
Average interest rate during year               1.46%     1.45%
Interest rate at year-end                       2.34%     1.15%

Federal funds purchased are generally due in one day and bear interest at market rates. Other borrowings, primarily note payable-U.S. government, are due on demand, secured by a pledge of securities and bear interest at market rates.

Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance. The Corporation maintains possession of and control over these securities.

11.  OTHER BORROWINGS:

Other borrowings at December 31, 2004 and 2003 are summarized as follows:

(Dollar amounts in thousands)                                       2004       2003
-----------------------------                                     --------   --------
FHLB advances                                                     $337,886   $358,633
Note payable to a financial institution                             18,000     18,000
City of Terre Haute, Indiana economic development revenue bonds      6,600      6,600
                                                                  --------   --------
   TOTAL                                                          $362,486   $383,233
                                                                  ========   ========

The aggregate minimum annual retirements of other borrowings are as follows:

2005         $ 25,223
2006            2,065
2007              763
2008           52,632
2009           22,916
Thereafter    258,887
             --------
             $362,486
             ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Corporation's subsidiary banks are members of the Federal Home Loan Bank
(FHLB) and accordingly are permitted to obtain advances. The advances from the FHLB, aggregating $337.9 million at December 31, 2004, accrue interest, payable monthly, at annual rates, primarily fixed, varying from 3.28% to 6.6%. The advances are due at various dates through August 2017. FHLB advances are, generally, due in full at maturity. They are secured by eligible securities totaling $183.9 million and a blanket pledge on real estate loan collateral. Certain advances may be prepaid, without penalty, prior to maturity. The FHLB can adjust the interest rate from fixed to variable on certain advances, but those advances may then be prepaid, without penalty.

On December 31, 2003, the Corporation entered into a revolving credit loan agreement (Note) with a financial institution. The total principal amount of loans outstanding at one time under this Note may not exceed $20 million. The Note matured on December 31, 2004, but was renewed for one year and requires quarterly payments of interest and a commitment fee of 0.15% on the average daily amount of the commitment. The Note bears an interest rate equal to the average daily federal funds rate plus 0.875% and adjusts daily. At December 31, 2004, the interest rate was 3.125%. The Note is unsecured but requires the Corporation to meet certain financial covenants. The Corporation was in compliance with all its debt covenants. These covenants include maintaining a primary capital-to-assets ratio higher than 6.2%, net income that exceeds a 0.6% return on average assets, an allowance for loan and lease losses that does not fall below .75% of gross loans and dividend declarations that are not in excess of 42% of net income. The proceeds from this loan were used to repay an outstanding line of credit with similar terms.

The economic development revenue bonds (bonds) require periodic interest payments each year until maturity or redemption. The interest rate, which was 2.0% at December 31, 2004, and 1.2% at December 31, 2003, is determined by a formula which considers rates for comparable bonds and is adjusted periodically. The bonds are collateralized by a first mortgage on the Corporation's headquarters building. The bonds mature December 1, 2015, but bondholders may periodically require earlier redemption.

The Corporation maintains a letter of credit with another financial institution, which could be used to repay the bonds, should they be called. The letter of credit expired November 1, 2004, and was automatically extended for one year. Assuming redemption will be funded by the letter of credit, or by other similar borrowings, there are no anticipated principal maturities of the bonds within the next five years.

The debt agreement for the bonds requires the Corporation to meet certain financial covenants. These covenants require the Corporation to maintain a Tier I capital ratio of at least 6.2% and net income to average assets of 0.6%. At December 31, 2004 and 2003, the Corporation was in compliance with all of its debt covenants.

12.  INCOME TAXES:

Income tax expense is summarized as follows:

(Dollar amounts in thousands)    2004     2003     2002
-----------------------------   ------   ------   ------
Federal:
   Currently payable            $5,884   $8,046   $6,880
   Deferred                      1,282     (544)    (960)
                                ------   ------   ------
                                 7,166    7,502    5,920
State:
   Currently payable               467    1,052    1,156
   Deferred                        366      292      133
                                ------   ------   ------
                                   833    1,344    1,289
                                ------   ------   ------
      TOTAL                     $7,999   $8,846   $7,209
                                ======   ======   ======

The reconciliation of income tax expense with the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is summarized as follows:

(Dollar amounts in thousands)                           2004      2003      2002
-----------------------------                         -------   -------   -------
Federal income taxes computed at the statutory rate   $12,603   $12,369   $12,547
Add (deduct) tax effect of:
   Tax exempt income                                   (4,889)   (3,738)   (5,705)
   State tax, net of federal benefit                      541       873       838
   Affordable housing credits                            (327)     (507)     (604)
   Other, net                                              71      (151)      133
                                                      -------   -------   -------
      TOTAL                                           $ 7,999   $ 8,846   $ 7,209
                                                      =======   =======   =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2004 and 2003, are as follows:

(Dollar amounts in thousands)                   2004       2003
-----------------------------                 --------   --------
Deferred tax assets:
   Loan losses provision                      $  7,927   $  8,480
   Deferred compensation                         3,417      2,792
   Compensated absences                            481        467
   Post-retirement benefits                        698        721
   State net operating loss carry forward          243        348
   Other                                           929        641
                                              --------   --------
      GROSS DEFERRED ASSETS                     13,695     13,449
                                              --------   --------

Deferred tax liabilities:
   Net unrealized gains on securities
      available-for-sale                        (5,571)    (7,644)
   Depreciation                                 (1,512)    (1,184)
   Federal Home Loan Bank stock dividends       (1,221)      (821)
   Mortgage servicing rights                    (1,176)    (1,158)
   Pensions                                     (2,048)    (1,339)
   Other                                        (2,624)    (2,185)
                                              --------   --------
      GROSS DEFERRED LIABILITIES               (14,152)   (14,331)
                                              --------   --------
      NET DEFERRED TAX ASSETS (LIABILITIES)   $   (457)  $   (882)
                                              ========   ========

13.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include conditional commitments and commercial letters of credit. The financial instruments involve to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the financial statements. The Corporation's maximum exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to make loans is limited generally by the contractual amount of those instruments. The Corporation follows the same credit policy to make such commitments as is followed for those loans recorded in the consolidated financial statements.

The Corporation's customers had unused lines of credit of $245.9 million and $235.3 million as of December 31, 2004 and 2003. In addition, the Corporation had outstanding commitments of $5.3 million and $5.6 million under commercial letters of credit as of December 31, 2004 and 2003, respectively. The majority of these commitments bear variable interest rates. The Corporation is exposed to credit loss in the event the counterparties to such agreements do not perform in accordance with the agreements.

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

Assets in the ESOP are considered in calculating the funding to the defined benefit plan required to provide such benefits. Any shortfall of benefits under the ESOP are to be provided by the defined benefit plan. The ESOP may provide benefits beyond those determined under the defined benefit plan. Contributions to the ESOP are determined by the Corporation's Board of Directors. The Corporation made contributions to the defined benefit plan of $1.42 million, $1.55 million and $1.32 million in 2004, 2003 and 2002. The Corporation contributed $1.16 million, $1.26 million and $1.04 million to the ESOP in 2004, 2003 and 2002.

The Corporation uses a measurement date of December 31, 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pension expense included the following components:

(Dollar amounts in thousands)                     2004      2003      2002
-----------------------------                   -------   -------   -------
Service cost - benefits earned                  $ 2,508   $ 2,166   $ 2,065
Interest cost on projected benefit obligation     2,168     2,025     1,880
Expected return on plan assets                   (2,799)   (2,334)   (2,062)
Net amortization and deferral                       227       240       181
                                                -------   -------   -------
Total pension expense                           $ 2,104   $ 2,097   $ 2,064
                                                =======   =======   =======

The following information sets forth the projected change in benefit obligation, reconciliation of plan assets, and the funded status of the Corporation's retirement program. Actuarial present value of benefits is based on service to date and present pay levels.

(Dollar amounts in thousands)                    2004      2003
-----------------------------                  -------   -------
Change in benefit obligation:
Benefit obligation at January 1                $36,300   $31,274
Service cost                                     2,508     2,166
Interest cost                                    2,168     2,025
Actuarial (gain) loss                            3,102     4,057
Benefits paid                                   (1,258)   (3,222)
                                               -------   -------
Benefit obligation at December 31               42,820    36,300
                                               -------   -------

Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1          34,665    29,296
Actual return on plan assets                     5,017     5,790
Employer contributions                           2,583     2,801
Benefits paid                                   (1,258)   (3,222)
                                               -------   -------
Fair value of plan assets at December 31        41,007    34,665
                                               -------   -------

Funded status:
Funded status at December 31                    (1,813)   (1,635)
Unrecognized prior service cost                   (177)     (195)
Unrecognized net actuarial cost                  7,562     6,924
                                               -------   -------
Prepaid pension asset recognized in the
   consolidated balance sheets                 $ 5,572   $ 5,094
                                               =======   =======

The accumulated benefit obligation for the defined benefit pension plan was $37,202 and $30,788 at year end 2004 and 2003.

Principal assumptions used:
   Discount rate                                      5.75%  6.00%
   Rate of increase in compensation levels            3.75   4.00
   Expected long-term rate of return on plan assets   8.00   8.00

The expected long-term rate of return was estimated using market benchmarks for equities and bonds applied to the plan's target asset allocation. Management estimated the rate by which plan assets would perform based on historical experience as adjusted for changes in asset allocations and expectations for future return on equities as compared to past periods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PLAN ASSETS -- The Corporation's pension plan weighted-average asset allocation for the years 2004 and 2003 by asset category are as follows:

                                                                 PENSION PLAN                 ESOP
                                                              PERCENTAGE OF PLAN       PERCENTAGE OF PLAN
                       PENSION PLAN            ESOP         ASSETS AT DECEMBER 31,   ASSETS AT DECEMBER 31,
                    TARGET ALLOCATION   TARGET ALLOCATION   ----------------------   ----------------------
ASSET CATEGORY            2005                 2005               2004   2003              2004   2003
--------------      -----------------   -----------------         ----   ----              ----   ----
Equity securities         40-65%             99-99%                63%    63%               99%    99%
Debt securities           20-50                0-0                 35     35                 0      0
Real estate                 0-0                0-0                  0      0                 0      0
Other                       0-5                1-1                  2      2                 1      1
                                                                  ---    ---               ---    ---
   TOTAL                                                          100%   100%              100%   100%

The investment objective for the retirement program is to maximize total return without exposure to undue risk. Asset allocation favors equities, with a target allocation of approximately 88%. This target includes the Corporation's ESOP, which is 99% invested in corporate stock. Other investment allocations include fixed income securities and cash.

Equity securities include First Financial Corporation common stock in the amount of $30.7 million (75 percent of total plan assets) and $25.9 million (75 percent of total plan assets) at December 31, 2004, and 2003, respectively.

CONTRIBUTIONS -- The Corporation expects to contribute $1.5 million to its pension plan and $1.2 million to its ESOP in 2005.

ESTIMATED FUTURE PAYMENTS -- The following benefit payments, which reflect expected future service, are expected:

                  PENSION BENEFITS
            (Dollar amounts in thousands)
            -----------------------------
2005                    $  415
2006                       432
2007                       480
2008                       527
2009                       603
2010-2014                4,897

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN -- The Corporation has established a Supplemental Executive Retirement Plan (SERP) for certain executive officers. The provisions of the SERP allow the Plan's participants who are also participants in the Corporation's defined benefit pension plan to receive supplemental retirement benefits to help recompense for benefits lost due to imposition of IRS limitations on benefits under the Corporation's tax qualified defined benefit pension plan. Expense related to the plan was $187 thousand in 2004. There was no expense recorded in connection with this plan in years prior to 2004. The SERP has expected benefit payments of $507 thousand after five years, which reflects expected future service. The plan is unfunded and has a measurement date of December 31.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Corporation also provides medical benefits to its employees subsequent to their retirement. The Corporation uses a measurement date of December 31, 2004. Accrued post-retirement benefits as of December 31, 2004 and 2003 are as follows:

                                           DECEMBER 31,
                                        -----------------
(Dollar amounts in thousands)             2004      2003
----------------------------            -------   -------
Change in benefit obligation:
   Benefit obligation at January 1      $ 4,284   $ 4,081
   Service cost                              83       102
   Interest cost                            243       252
   Plan participants' contributions         119        40
   Actuarial (gain) loss                  1,681       256
   Benefits paid                           (389)     (447)
                                        -------   -------
   Benefit obligation at December 31    $ 6,021   $ 4,284
                                        =======   =======
Reconciliation of funded status:
   Funded status                        $ 6,021   $ 4,284
   Unrecognized transition obligation      (543)     (603)
   Unrecognized net gain (loss)          (3,712)   (2,167)
                                        -------   -------
   Accrued benefit cost                 $ 1,766   $ 1,514
                                        =======   =======

The post-retirement benefits paid in 2004 and 2003 of $389 thousand and $447 thousand, respectively, were fully funded by company and participant contributions. There were no other changes to plan assets in 2004 and 2003.

Weighted-average assumptions as of December 31:

                                               DECEMBER 31,
                                               -----------
                                               2004   2003
                                               ----   ----
Discount rate                                  5.50%  6.00%
Initial weighted health care cost trend rate   7.50   7.50
Ultimate health care cost trend rate           5.00   5.00

Post-retirement health benefit expense included the following components:

                                        YEARS ENDED DECEMBER 31,
                                        ------------------------
(Dollar amounts in thousands)              2004   2003   2002
----------------------------               ----   ----   ----
Service cost                               $ 83   $102   $ 76
Interest cost                               243    252    226
Amortization of transition obligation        60     60     60
Recognized actuarial loss                   137    120     80
                                           ----   ----   ----
Net periodic benefit cost                  $523   $534   $442
                                           ====   ====   ====

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

                                                          1% POINT   1% POINT
(Dollar amounts in thousands)                             INCREASE   DECREASE
-----------------------------                             --------   --------
Effect on total of service and interest cost components     $ 39      $ (28)
Effect on post-retirement benefit obligation                 139       (123)

CONTRIBUTIONS -- The Corporation expects to contribute $300 thousand to its other post-retirement benefit plan in 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ESTIMATED FUTURE PAYMENTS -- The following benefit payments, which reflect expected future service, are expected:

            POST-RETIREMENT MEDICAL BENEFITS
              (Dollar amounts in thousands)
            --------------------------------
2005                     $  327
2006                        334
2007                        354
2008                        368
2009                        385
2010-2014                 2,219

15.  OTHER COMPREHENSIVE INCOME (LOSS):

Other comprehensive loss components and related taxes were as follows:

                                                                                 DECEMBER 31,
                                                                         ---------------------------
(Dollar amounts in thousands)                                              2004      2003      2002
-----------------------------                                            -------   -------   -------
Unrealized holding gains and (losses) on securities available-for-sale   $(5,347)  $(4,450)  $10,116
Reclassification adjustments for (gains) and losses later
   recognized in income                                                      165      (237)     (154)
                                                                         -------   -------   -------
Net unrealized gains and losses                                           (5,182)   (4,687)    9,962
Tax effect                                                                 2,076     1,874    (3,985)
                                                                         -------   -------   -------
Other comprehensive income (loss)                                        $(3,106)  $(2,813)  $ 5,977
                                                                         =======   =======   =======

16.  REGULATORY MATTERS:

The Corporation and its bank affiliates are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements.

Further, the Corporation's primary source of funds to pay dividends to shareholders is dividends from its subsidiary banks and compliance with these capital requirements can affect the ability of the Corporation and its banking affiliates to pay dividends. At December 31, 2004, approximately $31.7 million of undistributed earnings of the subsidiary banks, included in consolidated retained earnings, were available for distribution to the Corporation without regulatory approval.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and banks must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's and Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and Banks to maintain minimum amounts and ratios of Total and Tier I Capital to risk-weighted assets, and of Tier I Capital to average assets. Management believes, as of December 31, 2004 and 2003, that the Corporation meets all capital adequacy requirements to which it is subject.

As of December 31, 2004, the most recent notification from the respective regulatory agencies categorized the Corporation and its subsidiary banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Corporation must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Corporation's category.

The following table presents the actual and required capital amounts and related ratios for the Corporation and the lead bank, First Financial Bank, N.A., at year end 2004 and 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                         TO BE WELL CAPITALIZED
                                                       FOR CAPITAL      UNDER PROMPT CORRECTIVE
                                      ACTUAL        ADEQUACY PURPOSES      ACTION PROVISIONS
                                 ----------------   -----------------   -----------------------
(Dollar amounts in thousands)     AMOUNT    RATIO     AMOUNT    RATIO        AMOUNT    RATIO
-----------------------------    --------   -----    --------   -----       --------   -----
TOTAL RISK-BASED CAPITAL
   Corporation - 2004            $269,405   16.55%   $130,239    8.0%       $162,799   10.0%
   Corporation - 2003             252,924   15.67%   $129,081    8.0%       $161,351   10.0%
   First Financial Bank - 2004    243,390   17.09%    113,956    8.0%        142,445   10.0%
   First Financial Bank - 2003    230,616   16.25%    113,521    8.0%        141,902   10.0%

TIER I RISK-BASED CAPITAL
   Corporation - 2004            $249,487   15.32%   $ 65,120    4.0%       $ 97,680    6.0%
   Corporation - 2003             232,746   14.43%   $ 64,540    4.0%       $ 96,811    6.0%
   First Financial Bank - 2004    227,880   16.00%     56,978    4.0%         85,467    6.0%
   First Financial Bank - 2003    214,275   15.10%     56,761    4.0%         85,141    6.0%

TIER I LEVERAGE CAPITAL
   Corporation - 2004            $249,487   11.42%   $ 87,391    4.0%       $109,239    5.0%
   Corporation - 2003             232,746   10.67%   $ 87,278    4.0%       $109,097    5.0%
   First Financial Bank - 2004    227,880   11.82%     77,143    4.0%         96,429    5.0%
   First Financial Bank - 2003    214,275   11.29%     75,888    4.0%         94,859    5.0%

17.  PARENT COMPANY CONDENSED FINANCIAL STATEMENTS:

The parent company's condensed balance sheets as of December 31, 2004 and 2003, and the related condensed statements of income and cash flows for each of the three years in the period ended December 31, 2004, are as follows:

CONDENSED BALANCE SHEETS

                                                       DECEMBER 31,
                                                   -------------------
(Dollar amounts in thousands)                        2004       2003
-----------------------------                      --------   --------
ASSETS
   Cash deposits in affiliated banks               $  9,710   $  7,629
   Investments in subsidiaries                      282,435    269,062
   Land and headquarters building, net                6,156      6,351
   Other                                              9,709     10,137
                                                   --------   --------
      TOTAL ASSETS                                 $308,010   $293,179
                                                   ========   ========

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
   Borrowings                                      $ 28,636   $ 28,636
   Dividends payable                                  5,414      4,891
   Other liabilities                                  5,625      4,373
                                                   --------   --------
      TOTAL LIABILITIES                              39,675     37,900
SHAREHOLDERS' EQUITY                                268,335    255,279
                                                   --------   --------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $308,010   $293,179
                                                   ========   ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENTS OF INCOME

                                                     YEARS ENDED DECEMBER 31,
                                                   ---------------------------
(Dollar amounts in thousands)                        2004      2003      2002
-----------------------------                      -------   -------   -------
Dividends from subsidiaries                        $13,670   $12,418   $ 5,676
Other income                                           967     1,006       913
Interest on borrowings                                (703)     (663)     (673)
Other operating expenses                            (2,931)   (2,759)   (2,953)
                                                   -------   -------   -------
Income before income taxes and equity
   in undistributed earnings of subsidiaries        11,003    10,002     2,963
   Income tax benefit                                  909       907     1,074
                                                   -------   -------   -------
      Income before equity in undistributed
         earnings of subsidiaries                   11,912    10,909     4,037

Equity in undistributed earnings of subsidiaries    16,097    15,584    24,603
                                                   -------   -------   -------
         Net income                                $28,009   $26,493   $28,640
                                                   =======   =======   =======

CONDENSED STATEMENTS OF CASH FLOWS

                                                            YEARS ENDED DECEMBER 31,
                                                         ------------------------------
(Dollar amounts in thousands)                              2004       2003       2002
-----------------------------                            --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                               $ 28,009   $ 26,493   $ 28,640
   Adjustments to reconcile net income to net cash
      provided by operating activities:
      Provision for depreciation and amortization             206        215        258
      Equity in undistributed earnings of subsidiaries    (16,097)   (15,584)   (24,603)
      Contribution of shares to ESOP                        1,163      1,256      1,038
      Increase (decrease) in other liabilities                416      1,626       (202)
      (Increase) decrease in other assets                     869        852       (127)
                                                         --------   --------   --------
         NET CASH FROM OPERATING ACTIVITIES                14,566     14,858      5,004

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of furniture and fixtures                          --        (34)       (49)
   Purchase of Community Financial Corp.                       --         --    (14,699)
                                                         --------   --------   --------
            NET CASH FROM INVESTING ACTIVITIES                 --        (34)   (14,748)
                                                         --------   --------   --------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from borrowings                                    --     18,236     22,300
   Principal payments on long-term borrowings                  --    (19,500)      (500)
   Purchase of treasury stock                              (2,330)    (2,123)    (2,726)
   Dividends paid                                         (10,155)    (8,845)    (8,209)
                                                         --------   --------   --------
         NET CASH FROM FINANCING ACTIVITIES               (12,485)   (12,232)   (10,865)
                                                         --------   --------   --------
         NET (DECREASE) INCREASE IN CASH                    2,081      2,592      1,121
         CASH, BEGINNING OF YEAR                            7,629      5,037      3,916
                                                         --------   --------   --------
         CASH, END OF YEAR                               $  9,710   $  7,629   $  5,037
                                                         ========   ========   ========
   Supplemental disclosures of cash flow information:
   Cash paid during the year for:
      Interest                                           $    678   $    663   $    644
                                                         ========   ========   ========
      Income taxes                                       $  6,501   $  8,016   $ 11,388
                                                         ========   ========   ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.  SELECTED QUARTERLY DATA (UNAUDITED)

                                                               2004
                                -----------------------------------------------------------------
                                                         NET     PROVISION
                                INTEREST   INTEREST   INTEREST    FOR LOAN     NET     NET INCOME
(Dollar amounts in thousands)    INCOME     EXPENSE    INCOME      LOSSES     INCOME    PER SHARE
-----------------------------   --------   --------   --------   ---------   -------   ----------
March 31                         $29,276    $11,343    $17,933     $1,923    $10,685      $.79
June 30                          $28,825    $11,072    $17,753     $1,923    $ 6,329      $.47
September 30                     $29,021    $11,174    $17,847     $2,223    $ 5,975      $.44
December 31                      $29,766    $11,097    $18,669     $2,223    $ 5,020      $.37

In the first quarter of 2004, the Corporation realized $4.1 million of income from gain on a life insurance benefit.

                                                               2003
                                -----------------------------------------------------------------
                                                         NET     PROVISION
                                INTEREST   INTEREST   INTEREST    FOR LOAN     NET     NET INCOME
(Dollar amounts in thousands)    INCOME     EXPENSE    INCOME      LOSSES     INCOME    PER SHARE
-----------------------------   --------   --------   --------   ---------   -------   ----------
March 31                         $31,666    $12,737    $18,929     $2,227     $7,033      $.52
June 30                          $30,776    $12,098    $18,678     $2,303     $6,174      $.46
September 30                     $30,400    $11,869    $18,531     $2,318     $6,443      $.47
December 31                      $29,819    $11,521    $18,298     $  607     $6,843      $.50

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
                             ON FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of First Financial Corporation:

     We have audited the accompanying consolidated balance sheets of First Financial Corporation as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Financial Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.


(CROWE CHIZEK AND COMPANY LLC)

Crowe Chizek and Company LLC
Indianapolis, Indiana
March 8, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis reviews the financial condition of First Financial Corporation at December 31, 2004 and 2003, and the results of its operations for the three years ended December 31, 2004. Where appropriate, factors that may affect future financial performance are also discussed. The discussion should be read in conjunction with the accompanying consolidated financial statements, related footnotes and selected financial data.

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

First Financial Corporation (the Corporation) is a financial services company. The Corporation, which is headquartered in Terre Haute, Indiana, offers a wide variety of financial services including commercial, mortgage and consumer lending, lease financing, trust account services and depositor services through its five subsidiaries. At the close of business in 2004 the Corporation and its subsidiaries had 810 full-time equivalent employees.

First Financial Bank is the largest bank in Vigo County. It operates 12 full-service banking branches within the county; one each in Ridge Farm, Illinois and Marshall, Illinois; five in Clay County, Indiana; one in Greene County, Indiana; two in Knox County, Indiana; five in Parke County, Indiana; five in Sullivan County, Indiana; and four in Vermillion County, Indiana. In addition to its branches, it has a main office in downtown Terre Haute and a 50,000-square-foot commercial building on South Third Street in Terre Haute, which serves as the Corporation's operations center and provides additional office space.

Morris Plan has one office and is located in Vigo County. Crawford has two branches in Crawford County, Illinois, and one branch in Lawrence County, Illinois. Community has six branches, of which two are located in Richland County, Illinois; one in Lawrence County, Illinois; one in Wayne County, Illinois; one in Jasper County, Illinois; and one in Coles County, Illinois.

First Financial Bank and Morris Plan face competition from other financial institutions. These competitors consist of 13 commercial banks, a mutual savings bank and other financial institutions, including consumer finance companies, insurance companies, brokerage firms and credit unions. The two other bank subsidiaries have similar competition in their primary market areas. The number of competitors of each subsidiary is as follows:

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

MANAGEMENT'S DISCUSSION AND ANALYSIS

Forrest Sherer Inc. is a premier regional supplier of insurance, surety and other financial products. The Forrest Sherer brand is well recognized in the Midwest, with more than 60 professionals and over 80 years of successful service to both small and large businesses and to households in their market area. The agency has representation agreements with more than 40 regional and national insurers to market their products of property and casualty insurance, surety bonds, employee benefit plans, life insurance and annuities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as disclosures found elsewhere in this report are based upon First Financial Corporation's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Corporation to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and goodwill. Actual results could differ from those estimates.

     ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses represents management's estimate of losses inherent in the existing loan portfolio. The allowance for loan losses is increased by the provision for loan losses charged to expense and reduced by loans charged off, net of recoveries. The allowance for loan losses is determined based on management's assessment of several factors: reviews and evaluations of specific loans, changes in the nature and volume of the loan portfolio, current economic conditions and the related impact on segments of the loan portfolio, historical loan loss experience and the level of classified and nonperforming loans,

     Loans are considered impaired if, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest according to the contractual terms of the loan agreement. When a loan is deemed impaired, impairment is measured by using the fair value of underlying collateral, the present value of the future cash flows discounted at the effective interest rate stipulated in the loan agreement, or the estimated market value of the loan. In measuring the fair value of the collateral, management uses assumptions (e.g., discount rate) and methodologies (e.g., comparison to the recent selling price of similar assets) consistent with those that would be utilized by unrelated third parties.

     Changes in the financial condition of individual borrowers, economic conditions, historical loss experience, or the condition of the various markets in which collateral may be sold may affect the required level of the allowance for loan losses and the associated provision for loan losses. Should cash flow assumptions or market conditions change, a different amount may be recorded for the allowance for loan losses and the associated provision for loan losses.

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

Management believes the accounting estimates related to the allowance for loan losses and the valuation of goodwill are "critical accounting estimates" because: (1) the estimates are highly susceptible to change from period to period because they require management to make assumptions concerning, among other factors, the changes in the types and volumes of the portfolios, valuation assumptions, and economic conditions, and (2) the impact of recognizing an impairment or loan loss could have a material effect on the Corporation's assets reported on the balance sheet as well as net income.

RESULTS OF OPERATIONS -- SUMMARY FOR 2004

Net income through the fourth quarter of 2004 was $28.0 million, or $2.07 per share. This represents a 5.7% increase in net income and a 6.15% increase in earnings per share. 2004 net income was favorably affected by $4.1 million in life insurance proceeds which increased 2004 earnings per share by $.30.

NET INTEREST INCOME

The principal source of the Corporation's earnings is net interest income, which represents the difference between interest earned on loans and investments and the interest cost associated with deposits and other sources of funding. Net interest income of $72.2 million was down by $2.2 million for 2004, the result of a 25 basis point decrease in the net interest margin.

Total average interest-earning assets increased to $2.06 billion in 2004 from $2.04 billion in 2003. The tax-equivalent yield on these assets decreased to 6.00% in 2004 from 6.38% in 2003. Total average interest-bearing liabilities of $1.74 billion in 2004 increased from $1.73 billion in 2003. The average cost of these interest-bearing liabilities decreased to 2.56% in 2004 from 2.78% in 2003.

On a tax equivalent basis, net interest income decreased $4.2 million from $82.0 million in 2003 to $77.8 million in 2004. The net interest margin decreased from 4.02% in 2003 to 3.81% in 2004. This decrease is primarily the result of the decreased yield on earning assets having a larger impact than the decreased cost of interest-bearing liabilities. Earning assets yields decreased 38 basis points while the cost of liabilities decreased by 22 basis points.

The following table sets forth the components of net interest income due to changes in volume and rate. The table information compares 2004 to 2003 and 2003 to 2002.

                                           2004 COMPARED TO 2003                   2003 COMPARED TO 2002
                                         INCREASE (DECREASE) DUE TO              INCREASE (DECREASE) DUE TO
                                   -------------------------------------   --------------------------------------
                                                       VOLUME/                                 VOLUME/
(Dollar amounts in thousands)       VOLUME     RATE      RATE     TOTAL     VOLUME     RATE      RATE     TOTAL
-----------------------------      -------   -------   -------   -------   -------   -------   -------   --------
Interest earned on
   interest-earning assets:
      Loans (1) (2)                $ 2,473   $(7,717)   $(194)   $(5,438)  $(1,132)  $(6,632)   $  71    $ (7,693)
      Taxable investment
         securities                   (541)      147       (5)      (399)      362    (3,706)     (70)     (3,414)
      Tax-exempt investment
         securities (2)             (1,593)     (413)      42     (1,964)     (252)   (1,045)      15      (1,282)
      Federal funds sold               (25)       47      (24)        (2)     (295)     (134)     107        (322)
                                   -------   -------    -----    -------   -------   -------    -----    --------
Total interest income                  314    (7,936)    (181)    (7,803)   (1,317)  (11,517)     123     (12,711)
                                   -------   -------    -----    -------   -------   -------    -----    --------

Interest paid on
   interest-bearing liabilities:
      Transaction accounts             460      (816)     (87)      (443)      789    (2,786)    (331)     (2,328)
      Time deposits                 (2,298)     (544)      55     (2,787)   (1,217)   (4,326)     188      (5,355)
      Short-term borrowings            448        68       70        586        10      (262)      (4)       (256)
      Other borrowings                (847)      (50)       2       (895)   (1,837)      (93)       8      (1,922)
                                   -------   -------    -----    -------   -------   -------    -----    --------
   Total interest expense           (2,237)   (1,342)      40     (3,539)   (2,255)   (7,467)    (139)     (9,861)
                                   -------   -------    -----    -------   -------   -------    -----    --------
   Net interest income             $ 2,551   $(6,594)   $(221)   $(4,264)  $   938   $(4,050)   $ 262    $ (2,850)
                                   =======   =======    =====    =======   =======   =======    =====    ========

(1) For purposes of these computations, nonaccruing loans are included in the daily average loan amounts outstanding.

(2) Interest income includes the effect of tax equivalent adjustments using a federal tax rate of 35%.

RESULTS OF OPERATIONS -- SUMMARY FOR 2004

PROVISION FOR LOAN LOSSES

The provision for loan losses charged to expense is based upon credit loss experience and the results of a detailed analysis estimating an appropriate and adequate allowance for loan losses. The analysis includes the evaluation of impaired loans as prescribed under Statement of Financial Accounting Standards
(SFAS) Nos. 114 and 118, pooled loans as prescribed under SFAS No. 5, and economic and other risk factors as outlined in various Joint Interagency Statements issued by the bank regulatory agencies. For the year ended December 31, 2004, the provision for loan losses was $8.3 million, an increase of $837 thousand, or 11.2%, compared to 2003. The increase was the result of several components related to the analysis of the Corporation's Allowance for Loan and Lease Losses.

Although net charge-offs for 2004 were $9.6 million as compared to $7.4 million for 2003, $2.0 million of these charge-offs were the result of management's decision to sell a classified credit to reduce the possibility of potentially greater losses in the future. Classified credits were reduced by $4.5 million, or 4.3%, from prior year totals, and although nonperforming loans increased substantially from the prior year as a result of aggressively placing classified credits into non-accrual status, specific allocation of the allowance to these credits increased only nominally. At December 31, 2004, the resulting allowance for loan losses was $19.9 million or 1.36% of total loans, net of unearned income. A year earlier the allowance was $21.2 million or 1.49% of total loans.

NON-INTEREST INCOME

Non-interest income of $35.8 million increased $5.0 million from the $30.8 million earned in 2003. $4.1 million of this increase is from gain on a life insurance benefit. Increased income of $3.4 million from fees on deposit accounts, generated by the introduction of a new service, First Courtesy Coverage, exceeded reductions of $2.5 million in income from lower volume of mortgage loan sales and other service fees, consisting primarily of fees generated from loan production.

There was also a loss on securities available-for-sale as the result of a $621 thousand impairment of a security.

NON-INTEREST EXPENSES

Non-interest expenses totaled $63.7 million for 2004 compared to $62.5 million for 2003. This represents an increase of $1.2 million or 1.9% for 2004. Salaries and employee benefits, the largest component of this group, increased from $36.7 million to $37.9 million or 3.3%. Occupancy expense increased 1.9% or $74 thousand while equipment expense increased by $361 thousand. Other non-interest expense decreased by $420 thousand to $18.3 million from $18.7 million in 2003.

INCOME TAXES

The Corporation's federal income tax provision was $8.0 million in 2004 compared to a provision of $8.8 million in 2003. The overall effective tax rate in 2004 of 22.2% compares to a 2003 effective rate of 25.0%. The life insurance benefits received in 2004 were not subject to income tax, thereby reducing the effective tax rate.

COMPARISON OF 2003 TO 2002

Net income for 2003 was $26.5 million or $1.95 per share compared to $28.6 million in 2002 or $2.10 per share. This decreased income was primarily the result of increased non interest income in 2002 from gain on life insurance benefit of $3.9 million. Total average interest-earning assets decreased to $2.04 billion in 2003 from $2.07 billion in 2002. The net interest margin decreased to 4.02% in 2003 from 4.10% in 2002. This decrease is primarily the result of funding costs decreasing at a slower rate than the yield on earning assets.

The provision for loan losses decreased $2.0 million, from $9.5 million in 2002 to $7.5 million in 2003, and net charge-offs decreased $788 thousand from $8.3 million in 2002 from $7.5 million in 2003. The majority of the decreased provision was the result of a $3.9 million decrease in underperforming loans.

There was a $1.2 million improvement in net non-interest income and expense from 2002 to 2003. Non-interest expense decreased $856 thousand while non-interest income increased $351 thousand. This increase in non-interest income was achieved despite there being no gain on life insurance benefit in 2003. The gain on life insurance benefit in 2002 was $3.9 million.

The provision for income taxes increased $1.6 million from 2002 to 2003, increasing the effective tax rate from 20.1% in 2002 to 25.0% in 2003. The lower effective tax rate for 2002 was impacted by the receipt of a non-taxable $3.9 million life insurance benefit.

FINANCIAL CONDITION -- SUMMARY

The Corporation's total assets decreased 1.8% or $39.1 million at December 31, 2004, from a year earlier. Securities available-for-sale decreased $69.0 million at December 31, 2004, from the previous year. Loans, net of unearned income, increased by $34.3 million, to $1.46 billion. Deposits decreased 2.45% or $36.2 million.

Total shareholders' equity increased to $268.3 million at December 31, 2004, compared to $255.3 million a year earlier. Higher net income was partially offset by increased dividends and the continued repurchase of corporate stock. During 2004, 79,000 shares were acquired at a cost of $2.3 million. There were also 36,000 shares from the treasury with a value of $1.2 million contributed to the Employee Stock Ownership Plan. In addition, during 2004, the Corporation recorded a net unrealized loss on available-for-sale securities of $3.1 million. While this fluctuation in fair value decreased shareholders' equity, no loss is recognized in net income unless the security is actually sold or considered to be other than temporally impaired.

Following is an analysis of the components of the Corporation's balance sheet.

SECURITIES

The Corporation's investment strategy seeks to maximize income from the investment portfolio while using it as a risk management tool and ensuring safety of principal and capital. During 2004 the portfolio's size declined by 11.95%. During this time the Corporation took additional steps to position the portfolio for a rising interest rate environment. The average life of the portfolio was reduced from 5.47 years to 4.00 years. Interest rates have in fact risen during the second half of 2004. The portfolio structure will continue to provide cashflows to be reinvested during 2005.

Year-end securities maturity schedules were comprised of the following:

                                         1 YEAR AND LESS     1 TO 5 YEARS     5 TO 10 YEARS    OVER 10 YEARS
                                         ---------------   ---------------   --------------   --------------     2004
(Dollar amounts in thousands)             BALANCE   RATE    BALANCE   RATE   BALANCE   RATE   BALANCE   RATE     TOTAL
-----------------------------             -------   ----   --------   ----   -------   ----   -------   ----   --------
U.S. government entity
   mortgage-backed securities             $36,000   3.95   $190,162   4.53   $ 2,866   5.28        --     --   $229,028
Collateralized mortgage obligations(1)     19,663   4.20        203   9.78        --     --        --     --     19,866
States and political subdivisions          23,987   3.87     80,349   3.64    34,594   1.77     5,364   3.00    144,294
Corporate obligations                      11,172   7.78     46,016   4.19     4,043   4.34    44,846   4.62    106,077
                                          -------          --------          -------          -------          --------
   Total                                   90,822   4.46    316,730   4.26    41,503   2.26    50,210   4.44    499,265
                                          -------          --------          -------          -------          --------
Equities                                       --     --         --     --        --     --     8,725     --      8,725
                                          -------          --------          -------          -------          --------
   TOTAL                                  $90,822          $316,730          $41,503          $58,935          $507,990
                                          =======          ========          =======          =======          ========

(1) Distribution of maturities is based on the estimated average life of the asset.

FINANCIAL CONDITION -- SUMMARY

LOAN PORTFOLIO

Loans outstanding by major category as of December 31 for each of the last five years and the maturities at yearend 2004 are set forth in the following analyses.

(Dollar amounts in thousands)               2004         2003         2002         2001         2000
-----------------------------            ----------   ----------   ----------   ----------   ----------
LOAN CATEGORY

Commercial, financial and agricultural   $  401,724   $  374,638   $  331,316   $  302,496   $  282,904
Real estate - construction                   32,810       35,361       42,930       34,610       41,325
Real estate - mortgage                      753,826      766,911      789,618      757,345      732,387
Installment                                 272,261      248,290      268,067      249,710      237,527
Lease financing                               3,658        4,884        1,281        5,023        4,810
                                         ----------   ----------   ----------   ----------   ----------
   TOTAL                                 $1,464,279   $1,430,084   $1,433,212   $1,349,184   $1,298,953
                                         ==========   ==========   ==========   ==========   ==========

                                                     AFTER ONE
                                          WITHIN    BUT WITHIN   AFTER FIVE
(Dollar amounts in thousands)            ONE YEAR   FIVE YEARS      YEARS        TOTAL
-----------------------------            --------   ----------   ----------   ----------
MATURITY DISTRIBUTION

Commercial, financial and agricultural   $227,403    $129,893      $44,428    $  401,724
Real estate - construction                 15,503      10,338        6,969        32,810
                                         --------    --------      -------    ----------
      TOTAL                              $242,906    $140,231      $51,397       434,534
                                         ========    ========      =======

Real estate - mortgage                                                           753,826
Installment                                                                      272,261
Lease financing                                                                    3,658
                                                                              ----------
      TOTAL                                                                   $1,464,279
                                                                              ==========

Loans maturing after one year with:
   Fixed interest rates                              $ 52,588      $48,399
   Variable interest rates                             87,643        2,998
                                                     --------      -------
      TOTAL                                          $140,231      $51,397
                                                     ========      =======

FINANCIAL CONDITION -- SUMMARY

ALLOWANCE FOR LOAN LOSSES

The activity in the Corporation's allowance for loan losses is shown in the following analysis:

(Dollar amounts in thousands)                    2004         2003         2002         2001         2000
-----------------------------                 ----------   ----------   ----------   ----------   ----------
Amount of loans outstanding
   at December 31,                            $1,464,279   $1,430,084   $1,433,212   $1,349,184   $1,298,953
                                              ==========   ==========   ==========   ==========   ==========
Average amount of loans by year               $1,452,572   $1,417,026   $1,432,290   $1,315,725   $1,256,505
                                              ==========   ==========   ==========   ==========   ==========
Allowance for loan losses
   at beginning of year                       $   21,239   $   21,249   $   18,313   $   19,072   $   17,949
   Addition resulting from acquisition                --           --        1,711           --           --
   Loans charged off:
   Commercial, financial and agricultural          4,080        2,253        4,627        4,079        1,055
   Real estate - mortgage                            623        1,101          892          557          406
   Installment                                     6,680        5,586        4,619        4,395        3,196
   Leasing                                             1           --           --           12            6
                                              ----------   ----------   ----------   ----------   ----------
      Total loans charged off                     11,384        8,940       10,138        9,043        4,663
                                              ----------   ----------   ----------   ----------   ----------
Recoveries of loans previously charged off:
   Commercial, financial and agricultural            452          432          840          819          578
   Real estate - mortgage                             37          166          110           60           28
   Installment                                     1,281          877          935          790          788
   Leasing                                             1           --           --           --           --
                                              ----------   ----------   ----------   ----------   ----------
      Total recoveries                             1,771        1,475        1,885        1,669        1,394
                                              ----------   ----------   ----------   ----------   ----------
Net loans charged off                              9,613        7,465        8,253        7,374        3,269
   Provision charged to expense                    8,292        7,455        9,478        6,615        4,392
                                              ----------   ----------   ----------   ----------   ----------
Balance at end of year                        $   19,918   $   21,239   $   21,249   $   18,313   $   19,072
                                              ==========   ==========   ==========   ==========   ==========
Ratio of net charge-offs during period
   to average loans outstanding                      .66%         .53%         .58%         .56%         .26%
                                              ==========   ==========   ==========   ==========   ==========

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

FINANCIAL CONDITION -- SUMMARY

                                                     YEARS ENDED DECEMBER 31,
                                         -----------------------------------------------
(Dollar amounts in thousands)              2004      2003      2002      2001      2000
-----------------------------            -------   -------   -------   -------   -------
Commercial, financial and agricultural   $11,840   $13,844   $12,993   $11,151   $10,771
Real estate - mortgage                       850     1,254     1,471     1,330     1,060
Installment                                7,228     6,141     5,856     4,489     3,509
Leasing                                       --        --        15        17         8
Unallocated                                   --        --       914     1,326     3,724
                                         -------   -------   -------   -------   -------
   TOTAL ALLOWANCE FOR LOAN LOSSES       $19,918   $21,239   $21,249   $18,313   $19,072
                                         =======   =======   =======   =======   =======

NONPERFORMING LOANS

Management monitors the components and status of nonperforming loans as a part of the evaluation procedures used in determining the adequacy of the allowance for loan losses. It is the Corporation's policy to discontinue the accrual of interest on loans where, in management's opinion, serious doubt exists as to collectibility. The amounts shown below represent non-accrual loans, loans which have been restructured to provide for a reduction or deferral of interest or principal because of deterioration in the financial condition of the borrower and those loans which are past due more than 90 days where the Corporation continues to accrue interest.

(Dollar amounts in thousands)              2004      2003      2002      2001      2000
-----------------------------            -------   -------   -------   -------   -------
Non-accrual loans                        $19,862   $ 8,429   $11,807   $ 8,854   $ 8,316
Restructured loans                           430       542       546       590       735
Accruing loans past due over 90 days       7,813     5,384     5,899     4,925     5,499
                                         -------   -------   -------   -------   -------
                                         $28,105   $14,355   $18,252   $14,369   $14,550
                                         =======   =======   =======   =======   =======

The ratio of the allowance for loan losses as a percentage of nonperforming loans was 71% at December 31, 2004, compared to 148% in 2003. The increase of $13.8 million in nonperforming loans consists mostly of credits that were classified in prior reporting periods. Specific losses expected on these credits were identified and considered in the allowance for loan losses in the current and prior periods. The following loan categories comprise significant components of the nonperforming loans at December 31, 2004 and 2003:

(Dollar amounts in thousands)        2004           2003
-----------------------------   -------------   ------------
Non-accrual loans:
   1-4 family residential       $   608     3%  $2,155    26%
      Commercial loans           17,635    89    4,697    56
Installment loans                 1,619     8    1,577    18
                                -------   ---   ------   ---
                                $19,862   100%  $8,429   100%
                                =======   ===   ======   ===
Past due 90 days or more:
   1-4 family residential       $ 3,723    47%  $2,321    44%
   Commercial loans               2,159    28    1,530    28
   Installment loans              1,931    25    1,533    28
                                -------   ---   ------   ---
                                $ 7,813   100%  $5,384   100%
                                =======   ===   ======   ===

There are no material concentrations by industry within the nonperforming loans.

FINANCIAL CONDITION -- SUMMARY

An element of the Corporation's asset quality management process is the ongoing review and grading of each affiliate's commercial loan portfolio. At December 31, 2004, approximately $56.5 million of commercial loans are graded doubtful or substandard, including $18.7 million of non-accrual and past-due commercial loans listed on the previous page. This compares to $70.4 million in 2003, which included $4.4 million of non-performing loans. The classification of these loans, however, does not imply that management expects losses on each of these loans, but believes that a higher level of scrutiny is prudent under the circumstances. Many of these loans are still accruing and are, generally, performing in accordance with their loan agreements. However, for reasons such as previous payment history, bankruptcy proceedings, industry concerns or information specific to that borrower, it is the opinion of management that these loans require close monitoring.

DEPOSITS

Total deposits decreased to $1.44 billion at December 31, 2004, from $1.48 billion at December 31, 2003. The Corporation experienced a fluctuation between deposit types due to a rate-sensitive market environment.

The information below presents the average amount of deposits and rates paid on those deposits for 2004, 2003 and 2002.

                                          2004                2003                2002
                                   -----------------   -----------------   -----------------
(Dollar amounts in thousands)        AMOUNT     RATE     AMOUNT     RATE     AMOUNT     RATE
-----------------------------      ----------   ----   ----------   ----   ----------   ----
Non-interest-bearing
   demand deposits                 $  150,944          $  177,712          $  202,438
Interest-bearing demand deposits      259,859    .50%     231,590    .63%     198,503    .97%
Savings deposits                      392,635    .65%     357,989    .80%     328,506   1.43%
Time deposits:
$100,000 or more                      163,890   2.86%     197,946   2.87%     193,504   3.07%
Other time deposits                   478,706   3.04%     517,364   3.27%     554,341   3.97%
                                   ----------          ----------          ----------
   TOTAL                           $1,446,034          $1,482,601          $1,477,292
                                   ==========          ==========          ==========

The maturities of certificates of deposit of $100 thousand or more outstanding at December 31, 2004, are summarized as follows:

3 months or less           $ 32,405
Over 3 through 6 months       2,517
Over 6 through 12 months     12,807
Over 12 months              136,875
                           --------
   TOTAL                   $184,604
                           ========

FINANCIAL CONDITION -- SUMMARY

OTHER BORROWINGS

Advances from the Federal Home Loan Bank decreased to $337.9 million in 2004 compared to $358.6 million in 2003. The Asset/Liability Committee reviews these investments and considers the related strategies on a weekly basis. See Interest Rate Sensitivity and Liquidity below for more information.

CAPITAL RESOURCES

Bank regulatory agencies have established capital adequacy standards which are used extensively in their monitoring and control of the industry. These standards relate capital to level of risk by assigning different weightings to assets and certain off-balance-sheet activity. As shown in the footnote to the consolidated financial statements ("Regulatory Matters"), the Corporation's capital exceeds the requirements to be considered well capitalized at December 31, 2004.

First Financial Corporation's objective continues to be to maintain adequate capital to merit the confidence of its customers and shareholders. To warrant this confidence, the Corporation's management maintains a capital position which they believe is sufficient to absorb unforeseen financial shocks without unnecessarily restricting dividends to its shareholders. The Corporation's dividend payout ratio for 2004 and 2003 was 38.1% and 35.9%, respectively. The Corporation expects to continue its policy of paying regular cash dividends, subject to future earnings and regulatory restrictions and capital requirements.

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

The table on the following page shows the Corporation's estimated sensitivity profile as of December 31, 2004. The change in interest rates assumes a parallel shift in interest rates of 100 and 200 basis points. Given a 100 basis point increase in rates, net interest income would increase 3.94% over the next 12 months and increase 7.79% over the following 12 months. Given a 100 basis point decrease in rates, net interest income would decrease 2.23% over the next 12 months and decrease 7.23% over the following 12 months. These estimates assume all rate changes occur overnight and management takes no action as a result of this change.

FINANCIAL CONDITION -- SUMMARY

                       PERCENTAGE CHANGE IN NET INTEREST INCOME
     BASIS POINT       ----------------------------------------
INTEREST RATE CHANGE       12 MONTHS   24 MONTHS   36 MONTHS
--------------------       ---------   ---------   ---------
Down 200                     -0.67%      -3.40%       -5.05%
Down 100                     -2.23       -7.23       -10.41
Up 100                        3.94        7.79        10.93
Up 200                        5.56       13.53        20.13

Typical rate shock analysis does not reflect management's ability to react and thereby reduce the effects of rate changes, and represents a worst-case scenario.

LIQUIDITY RISK: Liquidity is measured by each bank's ability to raise funds to meet the obligations of its customers, including deposit withdrawals and credit needs. This is accomplished primarily by maintaining sufficient liquid assets in the form of investment securities and core deposits. The Corporation has $13.6 million of investments that mature throughout the coming 12 months. The Corporation also anticipates $91.7 million of principal payments from mortgage-backed securities. Given the current rate environment, the Corporation anticipates $18.9 million in securities to be called within the next 12 months.

CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Corporation has various financial obligations, including contractual obligations and commitments, that may require future cash payments.

CONTRACTUAL OBLIGATIONS: The following table presents, as of December 31, 2004, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

                                                                 PAYMENTS DUE IN
                                     ----------------------------------------------------------------------
                                        NOTE     ONE YEAR      ONE TO      THREE TO    OVER FIVE
(Dollar amounts in thousands)        REFERENCE    OR LESS   THREE YEARS   FIVE YEARS     YEARS       TOTAL
-----------------------------        ---------   --------   -----------   ----------   ---------   --------
Deposits without a stated maturity               $824,597     $     --     $     --     $     --   $824,597
Consumer certificates of deposit                  333,584      222,068       62,338          534    618,524
Short-term borrowings                    10        75,527           --           --           --     75,527
Other short-term borrowings              11        25,223        2,828       75,548      258,887    362,486

COMMITMENTS: The following table details the amount and expected maturities of significant commitments as of December 31, 2004. Further discussion of these commitments is included in Note 12 to the consolidated financial statements.

                                TOTAL AMOUNT   ONE YEAR   OVER ONE
(Dollar amounts in thousands)     COMMITTED     OR LESS     YEAR
-----------------------------   ------------   --------   --------
Commitments to extend credit:
Unused loan commitments           $245,892     $117,528   $128,364
Commercial letters of credit         5,319        5,319         --

Commitments to extend credit, including loan commitments, standby letters of credit and commercial letters of credit do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.

OUTLOOK

The Corporation's primary market is west-central Indiana and east-central Illinois. Typically, this market does not expand or contract at rates that are experienced by both the state and national economies. This area continues to be driven primarily by the retail, higher education and health care industries. During 2004 the area's employment data were mixed. East-central Illinois generally experienced falling unemployment rates while west-central Indiana experienced rising rates. A number of projects remain under development; however, there are limited significant growth opportunities currently available.

        CONSOLIDATED BALANCE SHEET - AVERAGE BALANCES AND INTEREST RATES

                                                                              DECEMBER 31,
                                    ------------------------------------------------------------------------------------------------
                                                 2004                             2003                             2002
                                    ------------------------------   ------------------------------   ------------------------------
                                      AVERAGE               YIELD/     AVERAGE               YIELD/     AVERAGE               YIELD/
(Dollar amounts in thousands)         BALANCE    INTEREST    RATE      BALANCE    INTEREST    RATE      BALANCE    INTEREST    RATE
-----------------------------       ----------   --------   ------   ----------   --------   ------   ----------   --------   -----
ASSETS
Interest-earning assets:
   Loans (1) (2)                    $1,452,572     93,128    6.41%   $1,417,026     98,565    6.96%   $1,432,290    106,258    7.42%
   Taxable investment securities       402,063     15,315    3.81       416,403     15,714    3.77       408,666     19,128    4.68
   Tax-exempt investments (2)          182,727     13,974    7.65       203,021     15,938    7.85       206,034     17,220    8.36
   Federal funds sold                    2,628         50    1.90         5,129         52     .99        24,129        374    1.55
                                    ----------   --------    ----    ----------   --------    ----    ----------   --------    ----
   Total interest-earning assets     2,039,990    122,467    6.00%    2,041,579    130,269    6.38%    2,071,119    142,980    6.90%
                                                 --------    ====                 --------    ====                 --------    ====

Non-interest earning assets:
   Cash and due from banks              77,443                           80,261                           67,319
   Premises and equipment, net          30,610                           29,634                           29,763
   Other assets                         66,177                           63,573                           60,356
   Less allowance for loan losses      (22,052)                         (22,242)                         (20,487)
                                    ----------                       ----------                       ----------
      TOTALS                        $2,192,168                       $2,192,985                       $2,208,070
                                    ==========                       ==========                       ==========

LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
   Transaction accounts             $  652,494      3,872     .59%   $  589,579      4,315     .73%   $  527,009      6,643    1.26%
   Time deposits                       642,596     19,823    3.08       715,310     22,610    3.16       747,845     27,964    3.74
   Short-term borrowings                71,926      1,017    1.41        35,262        431    1.22        34,759        687    1.98
   Other borrowings                    376,600     19,974    5.30       392,540     20,869    5.32       426,961     22,792    5.34
                                    ----------   --------    ----    ----------   --------    ----    ----------   --------    ----
   Total interest-bearing
      liabilities:                   1,743,616     44,686    2.56%    1,732,691     48,225    2.78%    1,736,574     58,086    3.34%
                                                 --------    ====                 --------    ====                 --------    ====

   Non interest-bearing
      liabilities:
   Demand deposits                     150,944                          177,712                          202,438
   Other                                29,519                           30,441                           30,643
                                    ----------                       ----------                       ----------
                                     1,945,079                        1,940,844                        1,969,655

   Shareholders' equity                268,089                          252,141                          238,415
                                    ----------                       ----------                       ----------
      TOTALS                        $2,192,168                       $2,192,985                       $2,208,070
                                    ==========                       ==========                       ==========

   Net interest earnings                         $ 77,781                         $ 82,044                         $ 84,894
                                                 ========                         ========                         ========

   Net yield on interest-
      earning assets                                         3.81%                            4.02%                            4.10%
                                                             ====                             ====                             ====

(1) For purposes of these computations, nonaccruing loans are included in the daily average loan amounts outstanding.

(2) Interest income includes the effect of tax equivalent adjustments using a federal tax rate of 35%.

MARKET AND DIVIDEND INFORMATION

At year-end 2004 shareholders owned 13,535,770 shares of the Corporation's common stock. The stock is traded over-the-counter under the NASDAQ National Market System with the symbol THFF. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Historically, the Corporation has paid cash dividends semi-annually and currently expects that comparable cash dividends will continue to be paid in the future. The following table gives quarterly high and low trade prices and dividends per share during each quarter for 2004 and 2003.

                            2004                          2003
                ---------------------------   ---------------------------
                 BID QUOTATION       CASH      BID QUOTATION       CASH
                ---------------   DIVIDENDS   ---------------   DIVIDENDS
Quarter ended    HIGH      LOW     DECLARED    HIGH      LOW     DECLARED
-------------   ------   ------   ---------   ------   ------   ---------
March 31        $29.73   $29.33               $24.65   $23.36
June 30         $32.06   $31.67      $.39     $28.74   $23.56      $.34
September 30    $31.36   $30.90               $32.25   $27.50
December 31     $35.03   $34.88      $.40     $31.50   $28.77      $.36