Form 10-K, Exhibit 13
period 2005-12-31
FIRST FINANCIAL CORP /IN/
filed 2006-03-16
CIK 714562

EXHIBIT 13--ANNUAL REPORT

                                                                               .
                                                                               .
                                                                               .
                                                                      EXHIBIT 13

                               2005 ANNUAL REPORT

FIVE YEAR COMPARISON OF SELECTED FINANCIAL DATA



(Dollar amounts in thousands,
except per share amounts)           2005            2004            2003            2002            2001
-----------------------------    ----------      ----------      ----------      ----------      ----------
BALANCE SHEET DATA:
Total assets                     $2,136,918      $2,183,992      $2,223,057      $2,169,748      $2,041,905
Securities                          536,291         507,990         576,950         520,166         471,888
Loans, net of unearned fees       1,395,741       1,463,871       1,429,525       1,432,564       1,348,461
Deposits                          1,464,918       1,443,121       1,479,347       1,434,654       1,313,656
Borrowings                          370,090         438,013         451,862         457,645         480,674
Shareholders' equity                269,323         268,335         255,279         241,971         217,511

INCOME STATEMENT DATA:
Interest income                     121,647         116,888         122,661         136,262         144,673
Interest expense                     47,469          44,686          48,225          58,086          74,125
Net interest income                  74,178          72,202          74,436          78,176          70,548
Provision for loan losses            11,698           8,292           7,455           9,478           6,615
Other income                         32,025          35,754          30,819          30,468          21,468
Other expenses                       63,538          63,656          62,461          63,317          53,329
Net income                           23,054          28,009          26,493          28,640          24,196

PER SHARE DATA:
Net income                             1.72            2.07            1.95            2.10            1.78
Cash dividends                          .82             .79             .70             .62             .57

PERFORMANCE RATIOS:
Net income to average assets           1.07%           1.28%           1.21%           1.30%           1.19%
Net income to average
     shareholders' equity              8.52           10.45           10.57           12.01           11.33
Average total capital
     to average assets                13.35           13.24           12.45           11.73           11.38
Average shareholders' equity
     to average assets                12.51           12.23           11.43           10.80           10.46
Dividend payout                       47.57           38.13           35.88           29.57           32.28

                          FIRST FINANCIAL CORPORATION

CONSOLIDATED BALANCE SHEETS


                                                                                      DECEMBER 31,
                                                                             ----------------------------
(Dollar amounts in thousands, except per share data)                            2005            2004
----------------------------------------------------                         -----------      -----------
ASSETS
Cash and due from banks                                                      $    78,201      $    94,928
Federal funds sold                                                                 2,982            5,400
Securities available-for-sale                                                    536,291          507,990
Loans, net of allowance of $16,042 in 2005 and $19,918 in 2004                 1,379,699        1,443,953
Accrued interest receivable                                                       12,537           12,016
Premises and equipment, net                                                       31,270           31,154
Bank-owned life insurance                                                         55,832           49,177
Goodwill                                                                           7,102            7,102
Other intangible assets                                                            2,860            3,093
Other real estate owned                                                            4,115            3,262
Other assets                                                                      26,029           25,917
                                                                             -----------      -----------
     TOTAL ASSETS                                                            $ 2,136,918      $ 2,183,992
                                                                             ===========      ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
  Non-interest-bearing                                                       $   182,416      $   145,852
  Interest-bearing:
     Certificates of deposit of $100 or more                                     189,493          184,604
     Other interest-bearing deposits                                           1,093,009        1,112,665
                                                                             -----------      -----------
                                                                               1,464,918        1,443,121

Short-term borrowings                                                             26,224           75,527
Other borrowings                                                                 343,866          362,486
Other liabilities                                                                 32,587           34,523
                                                                             -----------      -----------
     TOTAL LIABILITIES                                                         1,867,595        1,915,657

Shareholders' equity

 Common stock, $.125 stated value per share,
    Authorized shares -- 40,000,000
     Issued shares -- 14,450,966
     Outstanding shares -- 13,373,570 in 2005 and 13,535,770 in 2004               1,806            1,806
 Additional paid-in capital                                                       67,670           67,519
 Retained earnings                                                               223,710          211,623
 Accumulated other comprehensive income                                            1,903            8,357
 Less: Treasury shares at cost -- 1,077,396 in 2005 and 915,196 in 2004          (25,766)         (20,970)
                                                                             -----------      -----------

     TOTAL SHAREHOLDERS' EQUITY                                                  269,323          268,335
                                                                             -----------      -----------

     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                              $ 2,136,918      $ 2,183,992
                                                                             ===========      ===========


See accompanying notes.

                               2005 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF INCOME



                                                                           YEARS ENDED DECEMBER 31,
                                                                  -----------------------------------------
(Dollar amounts in thousands, except per share data)                 2005           2004           2003
----------------------------------------------------              ----------     ----------      ----------
INTEREST AND DIVIDEND INCOME:
  Loans, including related fees                                   $   96,388     $   92,440      $   96,536
  Securities:
    Taxable                                                           16,802         15,315          15,714
    Tax-exempt                                                         6,306          7,055           7,816
  Other                                                                2,151          2,078           2,595
                                                                  ----------     ----------      ----------
        TOTAL INTEREST AND DIVIDEND INCOME                           121,647        116,888         122,661

INTEREST EXPENSE:
  Deposits                                                            27,184         23,695          26,925
  Short-term borrowings                                                  783          1,017             431
  Other borrowings                                                    19,502         19,974          20,869
                                                                  ----------     ----------      ----------
        TOTAL INTEREST EXPENSE                                        47,469         44,686          48,225
                                                                  ----------     ----------      ----------
        NET INTEREST INCOME                                           74,178         72,202          74,436
  Provision for loan losses                                           11,698          8,292           7,455
                                                                  ----------     ----------      ----------
        NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES           62,480         63,910          66,981

NON-INTEREST INCOME:
  Trust and financial services                                         3,626          3,918           3,762
  Service charges and fees on deposit accounts                        11,732         11,499           8,066
  Other service charges and fees                                       6,440          6,794           8,063
  Securities gains (losses)                                              571           (165)            237
  Insurance commissions                                                5,995          6,142           6,282
  Gain on sale of mortgage loans                                       1,289            806           2,027
  Gain on life insurance benefit                                          --          4,113              --
  Other                                                                2,372          2,647           2,382
                                                                  ----------     ----------      ----------
        TOTAL NON-INTEREST INCOME                                     32,025         35,754          30,819

NON-INTEREST EXPENSES:
  Salaries and employee benefits                                      38,617         37,876          36,696
  Occupancy expense                                                    3,796          3,904           3,830
  Equipment expense                                                    3,861          3,585           3,224
  Other                                                               17,264         18,291          18,711
                                                                  ----------     ----------      ----------
        TOTAL NON-INTEREST EXPENSE                                    63,538         63,656          62,461
                                                                  ----------     ----------      ----------
        INCOME BEFORE INCOME TAXES                                    30,967         36,008          35,339

  Provision for income taxes                                           7,913          7,999           8,846
                                                                  ----------     ----------      ----------
        NET INCOME                                                $   23,054     $   28,009      $   26,493
                                                                  ==========     ==========      ==========

EARNINGS PER SHARE:

        BASIC AND DILUTED                                         $     1.72     $     2.07      $     1.95
                                                                  ==========     ==========      ==========
 Weighted average number of shares outstanding (in thousands)         13,433         13,525          13,588
                                                                  ==========     ==========      ==========


 See accompanying notes.

                          FIRST FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                                                               ACCUMULATED
                                                                                                 OTHER
                                                      COMMON        ADDITIONAL     RETAINED   COMPREHENSIVE  TREASURY
(Dollar amounts in thousands, except per share data)  STOCK      PAID-IN CAPITAL   EARNINGS     INCOME        STOCK         TOTAL
---------------------------------------------------- --------    ---------------  ---------   -------------  --------    ---------

BALANCE, JANUARY 1, 2003                             $    903      $ 66,809       $ 178,209   $  14,276      $ (18,226)  $ 241,971

Comprehensive income:
  Net income                                               --            --          26,493          --             --      26,493
  Other comprehensive income,
    net of tax:
  Change in net unrealized
    gains/losses on securities
    available-for-sale, net                                --            --              --      (2,813)            --      (2,813)
                                                                                                                         ---------
      Total comprehensive income                                                                                            23,680


Two-for-one stock split
  (6,782,885 shares)                                      903            --            (903)         --             --          --
Contribution of 40,000 shares
  to ESOP                                                  --           372              --          --            884       1,256
Treasury stock purchase
  (80,120 shares)                                          --            --              --          --         (2,123)     (2,123)
Cash dividends, $ .70 per share                            --            --          (9,505)         --             --      (9,505)
                                                     --------      --------       ---------   ---------      ---------   ---------

BALANCE, DECEMBER 31, 2003                              1,806        67,181         194,294      11,463        (19,465)    255,279

Comprehensive income:
  Net income                                               --            --          28,009          --             --      28,009
  Other comprehensive loss,
    net of tax:
  Change in net unrealized
    gains/losses on securities
    available-for-sale, net                                --            --              --      (3,106)            --      (3,106)
                                                                                                                         ---------
      Total comprehensive income                                                                                            24,903

Contribution of 36,000 shares
  to ESOP                                                  --           338              --          --            825       1,163
Treasury stock purchase
  (79,000 shares)                                          --            --              --          --         (2,330)     (2,330)
Cash dividends, $ .79 per share                            --            --         (10,680)         --             --     (10,680)
                                                     --------      --------       ---------   ---------      ---------   ---------

BALANCE, DECEMBER 31, 2004                              1,806        67,519         211,623       8,357        (20,970)    268,335

Comprehensive income:
  Net income                                               --            --          23,054          --             --      23,054
  Other comprehensive loss,
    net of tax:
  Change in net unrealized
    gains/losses on securities
    available-for-sale, net                                --            --              --      (6,454)            --      (6,454)
                                                                                                                         ---------
      Total comprehensive income                           --            --              --          --             --      16,600

Contribution of 41,500 shares
  to ESOP                                                  --           151              --          --            993       1,144
Treasury stock purchase
  (203,700 shares)                                         --            --              --          --         (5,789)     (5,789)
Cash dividends, $ .82 per share                            --            --         (10,967)         --             --     (10,967)
                                                     --------      --------       ---------   ---------      ---------   ---------

BALANCE, DECEMBER 31, 2005                           $  1,806      $ 67,670       $ 223,710   $   1,903      $ (25,766)  $ 269,323
                                                     ========      ========       =========   =========      =========   =========


See accompanying notes.

                               2005 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                          YEARS ENDED DECEMBER 31,
                                                                                   ---------------------------------------
(Dollar amounts in thousands, except per share data)                                 2005           2004           2003
---------------------------------------------------                                ---------      ---------      ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                         $  23,054      $  28,009      $  26,493
   Adjustments to reconcile net income to net cash provided by operating activities:
         Net (accretion) amortization on securities                                   (1,462)         2,092            558
         Provision for loan losses                                                    11,698          8,292          7,455
         Securities (gains) losses                                                      (571)           165           (237)
         Depreciation and amortization                                                 3,363          3,184          2,883
         Provision for deferred income taxes                                           1,716          1,648           (252)
         Net change in accrued interest receivable                                      (521)         1,057          2,126
         Contribution of shares to ESOP                                                1,144          1,163          1,256
         Gains on life insurance benefit                                                  --         (4,113)            --
         Other, net                                                                      592          1,842          5,126
                                                                                   ---------      ---------      ---------
            NET CASH FROM OPERATING ACTIVITIES                                        39,013         43,339         45,408
                                                                                   ---------      ---------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Sales of securities available-for-sale                                             11,376         11,466          8,308
   Calls, maturities and principal reductions on securities available-for-sale       373,741        105,945        189,049
   Purchases of securities available-for-sale                                       (422,141)       (55,885)      (259,150)
   Loans made to customers, net of repayments                                         49,806        (44,834)        (5,844)
   Net change in federal funds sold                                                    2,418            450         (5,800)
   Purchase of bank-owned life insurance                                              (5,000)            --             --
   Purchase of customer list                                                            (338)            --             --
   Proceeds from life insurance benefit                                                   --          7,267             --
   Additions to premises and equipment                                                (2,908)        (4,458)        (1,758)
                                                                                   ---------      ---------      ---------
            NET CASH FROM INVESTING ACTIVITIES                                         6,954         19,951        (75,195)
                                                                                   ---------      ---------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net change in deposits                                                             21,797        (36,226)        44,693
   Net change in other short-term borrowings                                         (49,303)         6,898         34,274
   Dividends paid                                                                    (10,779)       (10,155)        (8,845)
   Purchases of treasury stock                                                        (5,789)        (2,330)        (2,123)
   Proceeds from other borrowings                                                         --         85,006         18,013
   Repayments on other borrowings                                                    (18,620)      (105,753)       (58,070)
                                                                                   ---------      ---------      ---------
            NET CASH FROM FINANCING ACTIVITIES                                       (62,694)       (62,560)        27,942
                                                                                   ---------      ---------      ---------
            NET CHANGE IN CASH AND CASH EQUIVALENTS                                  (16,727)           730         (1,845)
            CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                              94,928         94,198         96,043
                                                                                   ---------      ---------      ---------
            CASH AND CASH EQUIVALENTS, END OF YEAR                                 $  78,201      $  94,928      $  94,198
                                                                                   =========      =========      =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the year for:

   Interest                                                                        $  46,919      $  44,979      $  48,791
                                                                                   =========      =========      =========
   Income taxes                                                                    $   5,413      $   6,501      $   8,016
                                                                                   =========      =========      =========

See accompanying notes.

                           FIRST FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.    BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

      BUSINESS

      ORGANIZATION: The consolidated financial statements of First Financial Corporation and its subsidiaries (the Corporation) include the parent company and its wholly-owned subsidiaries, First Financial Bank, N.A. of Vigo County, Indiana, The Morris Plan Company of Terre Haute (Morris
      Plan), First Financial Reinsurance Company, a corporation incorporated in the country of Turks and Caicos Islands (FFRC) and Forrest Sherer Inc., a full-line insurance agency headquartered in Terre Haute, Indiana. Inter-company transactions and balances have been eliminated.

      First Financial Bank also has two investment subsidiaries, Portfolio Management Specialists A (Specialists A) and Portfolio Management Specialists B (Specialists B), which were established to hold and manage certain assets as part of a strategy to better manage various income streams and provide opportunities for capital creation as needed. Specialists A and Specialists B subsequently entered into a limited partnership agreement, Global Portfolio Limited Partners. Portfolio Management Specialists B also owns First Financial Real Estate, LLC. At December 31, 2005, $490.8 million of securities and loans were owned by these subsidiaries. Specialists A, Specialists B, Global Portfolio Limited Partners and First Financial Real Estate LLC are included in the consolidated financial statements.

      The Corporation, which is headquartered in Terre Haute, Indiana, offers a wide variety of financial services including commercial, mortgage and consumer lending, lease financing, trust account services and depositor services through its three subsidiaries. The Corporation's primary source of revenue is derived from loans to customers, primarily middle-income individuals, and investment activities.

      The Corporation operates 46 branches in west-central Indiana and east-central Illinois. First Financial Bank is the largest bank in Vigo County. It operates 12 full-service banking branches within the county; five in Clay County, Indiana; one in Greene County, Indiana; two in Knox County, Indiana; five in Parke County, Indiana; five in Sullivan County, Indiana; four in Vermillion County, Indiana; one in Clark County, Illinois; one in Coles County, Illinois; three in Crawford County, Illinois; one in Jasper County, Illinois; two in Lawrence County, Illinois; two in Richland County, Illinois; one in Vermilion County, Illinois; and one in Wayne County, Illinois. It also has a main office in downtown Terre Haute and an operations center/office building in southern Terre Haute.

      REGULATORY AGENCIES: First Financial Corporation is a multi-bank holding company and as such is regulated by various banking agencies. The holding company is regulated by the Seventh District of the Federal Reserve System. The national bank subsidiary is regulated by the Office of the Comptroller of the Currency. The state bank subsidiary is jointly regulated by the state banking organization and the Federal Deposit Insurance Corporation.

      SIGNIFICANT ACCOUNTING POLICIES

      USE OF ESTIMATES: To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and disclosures provided, and actual results could differ. The allowance for loan losses, carrying value of intangible assets, loan servicing rights and the fair values of financial instruments are particularly subject to change.

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

      All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. In all cases, loans are placed on non-accrual or charged-off if collection of principal or interest is considered doubtful.

      ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experi-

                               2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      ence, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

      A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgages, consumer and credit card loans, and on an individual basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows, using the loan's existing rate, or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment and, accordingly, they are not separately identified for impairment disclosures.

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

      FEDERAL HOME LOAN BANK (FHLB) STOCK: The Corporation is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost and periodically evaluated for impairment. Because this stock is viewed as a long-term investment, impairment is based on ultimate recovery of par value. Both cash and stock dividends are reported as income. FHLB stock is included with securities.

      SERVICING RIGHTS: Servicing rights are recognized as assets for the allocated value of retained servicing rights on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to loan type and interest rate, and then secondarily as to loan type and investor. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance.

      Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income.

      BANK-OWNED LIFE INSURANCE: The Corporation has purchased life insurance policies on certain key executives. Bank-owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

      GOODWILL AND OTHER INTANGIBLE ASSETS: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

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

      BENEFIT PLANS: Pension expense is the net of service and interest cost, return on plan assets and amortization of gains and losses not immediately recognized. The amount contributed is determined by a formula as decided by the Board of Directors. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

      DEFERRED COMPENSATION PLAN: A deferred compensation plan covers all directors. Under the plan, the Corporation pays each director, or their beneficiary, the amount of fees deferred plus interest over 10 years, beginning when the director achieves age 65. A liability is accrued for the obligation under these plans. The expense incurred for the deferred compensation for each of the last three years was $164 thousand, $160 thousand and $123 thousand, resulting in a deferred compensation liability of $2.2 million and $2.0 million as of year-end 2005 and 2004.

      LONG-TERM INCENTIVE PLAN: A long-term incentive plan provides for the payment of incentive rewards as a 10-year annuity to all directors and certain key officers. The plan expires December 31, 2009, and compensation expense is recognized over the service period. Payments under the plan generally do not begin until the earlier of January 1, 2015, or the January 1 immediately following the year in which the participant reaches age 65. Compensation expense for each of the last three years was $1.6 million, $1.5 million and $1.5 million, resulting in a liability of $7.3 million and $5.5 million as of year-end 2005 and 2004.

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

                           FIRST FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

      ADOPTION OF NEW ACCOUNTING STANDARDS: During 2005 the Corporation adopted SOP 03-3, which requires that a valuation allowance for loans acquired in a transfer, including in a business combination, reflect only losses incurred after acquisition and should not be recorded at acquisition. It applies to any loan acquired in a transfer that showed evidence of credit quality deterioration since it was made. This new standard had no effect on the Corporation's financial statements and results of operations.

      In May of 2005, the FASB issued statement 154, "Accounting Changes and Error Corrections," that provides guidance on reporting of accounting changes and correction of errors made in fiscal years beginning after the date of this statement. First Financial Corporation has adopted statement
      154. The adoption of this statement had no effect on the financial statements included herein.

      In November of 2005, the FASB issued a staff position that amended FASB statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This amendment addresses the measurement, accounting and disclosures for securities that have been recognized to be other than temporarily impaired as well as those that have not been recognized as other-than-temporarily impaired. First Financial Corporation has adopted these amendments that have had no effect on the financial statements included herein.

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

      The carrying amount and estimated fair value of financial instruments are presented in the table below and were determined based on the above assumptions:


                                                                          DECEMBER 31,
                                                  ------------------------------------------------------------
                                                              2005                            2004
                                                  ----------------------------    ----------------------------
                                                   CARRYING           FAIR         CARRYING           FAIR
(Dollar amounts in thousands)                        VALUE            VALUE          VALUE            VALUE
-----------------------------                     -----------      -----------    -----------      -----------
Cash and due from banks                           $    78,201      $    78,201    $    94,928      $    94,928
Federal funds sold                                      2,982            2,982          5,400            5,400
Securities available-for-sale                         536,291          536,291        507,990          507,990
Loans, net                                          1,379,699        1,371,835      1,443,953        1,448,791
Accrued interest receivable                            12,537           12,537         12,016           12,016
Deposits                                           (1,464,918)      (1,469,670)    (1,443,121)      (1,449,322)
Short-term borrowings                                 (26,224)         (26,224)       (75,527)         (75,527)
Federal Home Loan Bank advances                      (337,266)        (338,849)      (337,886)        (341,148)
Other borrowings                                       (6,600)          (6,600)       (24,600)         (24,600)
Accrued interest payable                               (3,692)          (3,692)        (3,142)          (3,142)

                               2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3.    RESTRICTIONS ON CASH AND DUE FROM BANKS:

      Certain affiliate banks are required to maintain average reserve balances with the Federal Reserve Bank that do not earn interest. The amount of those reserve balances was approximately $2.1 million and $33.2 million at December 31, 2005 and 2004, respectively.

4.    SECURITIES:

      The fair value of securities available-for-sale and related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:


                                                              DECEMBER 31, 2005
                                               ------------------------------------------------
                                                                  UNREALIZED
                                               AMORTIZED    ---------------------         FAIR
(Dollar amounts in thousands)                    COST        GAINS        LOSSES         VALUE
-----------------------------                  ---------    --------     ---------      --------
U.S. Government sponsored entity
   mortgage-backed securities and agencies     $306,697     $    787     $ (6,081)     $301,403
Collateralized mortgage obligations               2,357            7           (4)        2,360
State and municipal                             129,916        4,543         (414)      134,045
Corporate obligations                            89,740          534          (50)       90,224
Equities                                          4,410        3,849           --         8,259
                                               --------     --------     --------      --------
          TOTAL                                $533,120     $  9,720     $ (6,549)     $536,291
                                               ========     ========     ========      ========




                                                              DECEMBER 31, 2004
                                               ------------------------------------------------
                                                                 UNREALIZED
                                               AMORTIZED    ---------------------       FAIR
(Dollar amounts in thousands)                     COST       GAINS        LOSSES        VALUE
-----------------------------                  ---------    --------     --------     --------
U.S. Government sponsored entity
   mortgage-backed securities and agencies     $ 227,927    $  2,573     $ (1,472)    $229,028
Collateralized mortgage obligations               19,895          12          (41)
                                                                                        19,866
State and municipal                              137,206       7,263         (175)     144,294
Corporate obligations                            104,754       1,333          (10)     106,077
Equities                                           4,280       4,445           --        8,725
                                               ---------    --------     --------     --------
          TOTAL                                $ 494,062    $ 15,626     $ (1,698)    $507,990
                                               =========    ========     ========     ========


      As of December 31, 2005, the Corporation does not have any securities from any issuer, other than the U.S. Government, with an aggregate book or fair value that exceeds ten percent of shareholders' equity.

      Securities with a carrying value of approximately $54.7 million and $33.0 million at December 31, 2005 and 2004, respectively, were pledged as collateral for short-term borrowings and for other purposes.

      Below is a summary of the gross gains and losses realized by the Corporation on investment sales during the years ended December 31, 2005, 2004 and 2003, respectively.


(Dollar amounts in thousands)                   2005         2004         2003
-----------------------------                 --------     --------     --------
Proceeds                                      $ 11,376     $ 11,466     $  8,308
Gross gains                                        537          409          237
Gross losses                                        --           --           --

      Additional gains of $34 thousand in 2005 and $47 thousand in 2004 resulted from redemption premiums on called securities.

      The Corporation evaluates securities for other-than-temporary impairment on a quarterly basis. Factors considered include length of time impaired, reason for impairment, outlook and the Corporation's ability to hold the investment to allow for recovery of fair value. There were no securities considered to be other-than-temporarily impaired at December 31, 2005. At December 31, 2004, the Corporation had one security that it considered to be other-than-temporarily impaired, and the Corporation wrote down the value of the investment by $621 thousand to its fair value and subsequently sold the security.

                          FIRST FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Contractual maturities of debt securities at year-end 2005 were as follows. Securities not due at a single maturity or with no maturity date, primarily mortgage-backed and equity securities, are shown separately.


                                                            AVAILABLE-FOR-SALE
                                                          ----------------------
                                                          AMORTIZED       FAIR
(Dollar amounts in thousands)                                COST        VALUE
-----------------------------                             ---------     --------
Due in one year or less                                    $ 42,057     $ 42,304
Due after one but within five years                         104,704      107,242
Due after five but within ten years                          35,626       37,450
Due after ten years                                          45,973       46,095
                                                           --------     --------
                                                            228,360      233,091
Mortgage-backed securities and equities                     304,760      303,200
                                                           --------     --------
 TOTAL                                                     $533,120     $536,291
                                                           ========     ========


      The following tables show the securities' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at December 31, 2005 and 2004.








                                                                           DECEMBER 31, 2005
                                             ------------------------------------------------------------------------------
                                               LESS THAN 12 MONTHS        MORE THAN 12 MONTHS               TOTAL
                                             ------------------------   ------------------------   ------------------------
                                                           UNREALIZED                 UNREALIZED                 UNREALIZED
(Dollar amounts in thousands)                FAIR VALUE      LOSSES     FAIR VALUE      LOSSES     FAIR VALUE      LOSSES
-----------------------------                ----------    ----------   ----------    ----------   ----------    ----------
U.S. Government sponsored entity
  mortgage-backed securities and agencies     $206,666     $ (4,250)     $ 57,222     $ (1,831)     $263,888     $ (6,081)
Collateralized mortgage obligations                904           (2)        1,334           (2)        2,238           (4)
State and municipal obligations                 14,509         (240)        8,994         (174)       23,503         (414)
Corporate obligations                              698           (2)          950          (48)        1,648          (50)
                                              --------     --------      --------     --------      --------     --------
  Total temporarily impaired securities       $222,777     $ (4,494)     $ 68,500     $ (2,055)     $291,277     $ (6,549)
                                              ========     ========      ========     ========      ========     ========



                                                                           DECEMBER 31, 2004
                                             ------------------------------------------------------------------------------
                                               LESS THAN 12 MONTHS        MORE THAN 12 MONTHS               TOTAL
                                             ------------------------   ------------------------   ------------------------
                                                           UNREALIZED                 UNREALIZED                 UNREALIZED
(Dollar amounts in thousands)                FAIR VALUE      LOSSES     FAIR VALUE      LOSSES     FAIR VALUE      LOSSES
-----------------------------                ----------    ----------   ----------    ----------   ----------    ----------
U.S. Government sponsored entity
   mortgage-backed securities and agencies    $ 72,754     $   (497)     $ 40,497     $   (975)     $113,251     $ (1,472)
Collateralized mortgage obligations             17,059          (41)           --           --        17,059          (41)
State and municipal obligations                 12,979         (110)          428          (65)       13,407         (175)
Corporate obligations                            2,000           (5)        1,506           (5)        3,506          (10)
                                              --------     --------      --------     --------      --------     --------
   Total temporarily impaired securities      $104,792     $   (653)     $ 42,431     $ (1,045)     $147,223     $ (1,698)
                                              ========     ========      ========     ========      ========     ========

      These losses represent negative adjustments to market value relative to the rate of interest paid on the securities and not losses related to the creditworthiness of the issuer. Management has the intent and ability to hold for the foreseeable future and believes the value will recover as the securities approach maturity or market rates change.

                               2005 ANNUAL REPORT

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


5.    LOANS:

      Loans are summarized as follows:


                                                            DECEMBER 31,
                                                   ----------------------------
(Dollar amounts in thousands)                         2005             2004
                                                   -----------      -----------
Commercial, financial and agricultural             $   382,214      $   401,724
Real estate - construction                              31,918           32,810
Real estate - mortgage                                 707,008          753,826
Installment                                            272,062          272,261
Lease financing                                          2,845            3,658
                                                   -----------      -----------
  Total gross loans                                  1,396,047        1,464,279
  Less: unearned income                                   (306)            (408)
  Allowance for loan losses                            (16,042)         (19,918)
                                                   -----------      -----------
          TOTAL                                    $ 1,379,699      $ 1,443,953
                                                   ===========      ===========

      In the normal course of business, the Corporation's subsidiary banks make loans to directors and executive officers and to their associates. These related party loans are consistent with sound banking practices and are within applicable bank regulatory lending limitations. In 2005 the aggregate dollar amount of these loans to directors and executive officers who held office at the end of the year amounted to $34.1 million at the beginning of the year. During 2005, advances of $19.6 million, repayments of $30.5 million and changes to persons included of $(1.2) million were made with respect to related party loans for an aggregate dollar amount outstanding of $22.0 million at December 31, 2005.

      Loans serviced for others, which are not reported as assets, total $416.6 million and $391.9 million at year-end 2005 and 2004.

      Activity for capitalized mortgage servicing rights (included in other assets) and the related valuation allowance was as follows:



                                                        DECEMBER 31,
                                              ---------------------------------
(Dollar amounts in thousands)                  2005         2004         2003
-----------------------------                 -------      -------      -------
Servicing rights:
   Beginning of year                          $ 2,960      $ 3,114      $ 2,548
   Additions                                      735          631        1,961
   Amortized to expense                          (764)        (785)      (1,395)
                                              -------      -------      -------
   End of year                                $ 2,931      $ 2,960      $ 3,114
                                              =======      =======      =======

Valuation allowance:
   Beginning of year                          $    --      $   200      $   500
   Reductions credited to expense                  --         (200)        (300)
                                              -------      -------      -------
   End of year                                $    --      $    --      $   200
                                              =======      =======      =======


      Third party valuations are conducted periodically for mortgage servicing rights. Based on these valuations, fair values approximate carrying values.

6.    ALLOWANCE FOR LOAN LOSSES:

      Changes in the allowance for loan losses are summarized as follows:


                                                            DECEMBER 31,
                                               ------------------------------------
(Dollar amounts in thousands)                    2005          2004          2003
-----------------------------                  --------      --------      --------
Balance at beginning of year                   $ 19,918      $ 21,239      $ 21,249
Provision for loan losses                        11,698         8,292         7,455
Recoveries of loans previously charged off        1,918         1,771         1,475
Loans charged off                               (17,492)      (11,384)       (8,940)
                                               --------      --------      --------
      BALANCE AT END OF YEAR                   $ 16,042      $ 19,918      $ 21,239
                                               ========      ========      ========

                           FIRST FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Impaired loans were as follows:



                                                                     DECEMBER 31,
                                                               -----------------------
(Dollar amounts in thousands)                                    2005           2004
-----------------------------                                  ---------     ---------
Year-end loans with no allocated allowance for loan losses     $     500     $   2,582
Year-end loans with allocated allowance for loan losses            3,622        16,240
                                                               ---------     ---------
      TOTAL                                                    $   4,122     $  18,822
                                                               =========     =========

Amount of the allowance for loan losses allocated              $   1,657     $   6,331
Nonperforming loans:
      Loans past due over 90 days still on accrual                 6,354         7,813
      Non-accrual loans                                            8,464        19,862

      Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.


(Dollar amounts in thousands)                        2005          2004          2003
-----------------------------                     ---------     ---------     ---------
Average of impaired loans during the year         $  11,992     $  14,794     $   8,992
Interest income recognized during impairment            126           436           583
Cash-basis interest income recognized                    11           315            --

      It was not practicable to determine the amount of cash basis interest income recognized for 2003.

7.    PREMISES AND EQUIPMENT:

      Premises and equipment are summarized as follows:


                                                              DECEMBER 31,
                                                         ----------------------
(Dollar amounts in thousands)                              2005          2004
-----------------------------                            --------      --------
Land                                                     $  5,617      $  5,617
Building and leasehold improvements                        35,290        35,102
Furniture and equipment                                    29,887        27,928
                                                         --------      --------
                                                           70,794        68,647
Less accumulated depreciation                             (39,524)      (37,493)
                                                         --------      --------
      TOTAL                                              $ 31,270      $ 31,154
                                                         ========      ========

      Aggregate depreciation expense was $2.79 million, $2.62 million and $2.24 million for 2005, 2004 and 2003, respectively.

8.    GOODWILL AND INTANGIBLE ASSETS:

      The Corporation completed its annual impairment testing of goodwill during the second quarter of 2005. Management does not believe any amount of the goodwill is impaired.

      Intangible assets subject to amortization at December 31, 2005 and 2004 are as follows:




                                             2005                            2004
                                   ---------------------------     --------------------------
                                     GROSS         ACCUMULATED       GROSS        ACCUMULATED
(Dollar amounts in thousands)        AMOUNT       AMORTIZATION       AMOUNT      AMORTIZATION
-----------------------------      ---------      ------------     ---------     ------------
Customer list intangible           $   3,446       $   1,692       $   3,108       $   1,390
Core deposit intangible                2,193           1,117           2,193             939
Non-compete agreements                   500             470             500             379
                                   ---------       ---------       ---------       ---------
                                   $   6,139       $   3,279       $   5,801       $   2,708
                                   =========       =========       =========       =========


      Aggregate amortization expense was $571 thousand, $558 thousand and $638 thousand for 2005, 2004 and 2003, respectively.

      Estimated amortization expense for the next five years is as follows:


                                  In thousands
                        2006       $     497
                        2007             425
                        2008             425
                        2009             425
                        2010             425

                               2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.    DEPOSITS

      Scheduled maturities of time deposits for the next five years are as follows:


                               2006               $  348,575
                               2007                  166,817
                               2008                   75,671
                               2009                   32,139
                               2010                   18,094

10.   SHORT-TERM BORROWINGS

      A summary of the carrying value of the Corporation's short-term borrowings at December 31, 2005 and 2004 is presented below:


(Dollar amounts in thousands)                              2005             2004
-----------------------------                           ---------        ---------
Federal funds purchased                                 $  19,032        $  69,002
Repurchase agreements                                       5,579            5,597
Other short-term borrowings                                 1,613              928
                                                        ---------        ---------
                                                        $  26,224        $  75,527
                                                        =========        =========




(Dollar amounts in thousands)                             2005             2004
-----------------------------                           ---------        ---------
Average amount outstanding                              $  25,927        $  71,745
Maximum amount outstanding at a month end                  54,808          103,386
Average interest rate during year                            3.16%            1.46%
Interest rate at year-end                                    3.77%            2.34%


      Federal funds purchased are generally due in one day and bear interest at market rates. Other borrowings, primarily note payable--U.S. government, are due on demand, secured by a pledge of securities and bear interest at market rates.

      Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance. The Corporation maintains possession of and control over these securities.

11.   OTHER BORROWINGS:

      Other borrowings at December 31, 2005 and 2004 are summarized as follows:


(Dollar amounts in thousands)                                            2005            2004
-----------------------------                                         ---------       ---------
FHLB advances                                                         $ 337,266       $ 337,886
Note payable to a financial institution                                      --          18,000
City of Terre Haute, Indiana economic development revenue bonds           6,600           6,600
                                                                      ---------       ---------
        TOTAL                                                         $ 343,866       $ 362,486
                                                                      =========       =========

      The aggregate minimum annual payments of other borrowings are as follows:


                              2006           $    8,665
                              2007                  766
                              2008               52,632
                              2009               22,916
                              2010              257,594
                              Thereafter          1,293
                                             ----------
                                             $  343,866
                                             ==========

                           FIRST FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The Corporation's subsidiary banks are members of the Federal Home Loan Bank (FHLB) and accordingly are permitted to obtain advances. The advances from the FHLB, aggregating $337.3 million at December 31, 2005, accrue interest, payable monthly, at annual rates, primarily fixed, varying from 3.28% to 6.60% with a weighed average rate of 5.46%. The advances are due at various dates through August 2017. FHLB advances are, generally, due in full at maturity. They are secured by eligible securities totaling $129.9 million and a blanket pledge on real estate loan collateral. Certain advances may be prepaid, without penalty, prior to maturity. The FHLB can adjust the interest rate from fixed to variable on certain advances, but those advances may then be prepaid, without penalty.

      On December 31, 2004, the Corporation entered into a revolving credit loan agreement (Note) with a financial institution. The total principal amount of loans outstanding at one time under this Note could not exceed $20 million. The Note was paid off in the third quarter of 2005. The Note bore an interest rate equal to the average daily federal funds rate plus 0.875% and adjusted daily. The Note was unsecured but required the Corporation to meet certain financial covenants. The Corporation complied with all its debt covenants. These covenants included maintaining a primary capital-to-assets ratio higher than 6.2%, net income that exceeded a 0.6% return on average assets, an allowance for loan and lease losses that did not fall below .75% of gross loans and dividend declarations that were not in excess of 42% of net income.

      The economic development revenue bonds (bonds) require periodic interest payments each year until maturity or redemption. The interest rate, which was 3.58% at December 31, 2005, and 2.0% at December 31, 2004, is determined by a formula which considers rates for comparable bonds and is adjusted periodically. The bonds are collateralized by a first mortgage on the Corporation's headquarters building. The bonds mature December 1, 2015, but bondholders may periodically require earlier redemption.

      The debt agreement for the bonds requires the Corporation to meet certain financial covenants. These covenants require the Corporation to maintain a Tier I capital ratio of at least 6.2% and net income to average assets of 0.6%. At December 31, 2005 and 2004, the Corporation was in compliance with all of its debt covenants.

      The Corporation maintains a letter of credit with another financial institution, which could be used to repay the bonds, should they be called. The letter of credit expired November 1, 2005, and was automatically extended for one year. Assuming redemption will be funded by the letter of credit, or by other similar borrowings, there are no anticipated principal maturities of the bonds within the next five years.

12.   INCOME TAXES:

      Income tax expense is summarized as follows:


(Dollar amounts in thousands)                 2005              2004           2003
-----------------------------               ---------        ---------       ---------
Federal:
  Currently payable                         $   6,202        $   5,884       $   8,046
  Deferred                                      1,334            1,282            (544)
                                            ---------        ---------       ---------
                                                7,536            7,166           7,502
State:
  Currently payable                                (5)             467           1,052
  Deferred                                        382              366             292
                                            ---------        ---------       ---------
                                                  377              833           1,344
                                            ---------        ---------       ---------
     TOTAL                                  $   7,913        $   7,999       $   8,846
                                            =========        =========       =========

      The reconciliation of income tax expense with the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is summarized as follows:




(Dollar amounts in thousands)                                2005             2004             2003
-----------------------------                             ---------        ---------        ---------
Federal income taxes computed at the statutory rate       $  10,839        $  12,603        $  12,369
Add (deduct) tax effect of:
  Tax exempt income                                          (2,902)          (4,889)          (3,738)
  State tax, net of federal benefit                             245              541              873
  Affordable housing credits                                   (327)            (327)            (507)
  Other, net                                                     58               71             (151)
                                                          ---------        ---------        ---------
     TOTAL                                                $   7,913        $   7,999        $   8,846
                                                          =========        =========        =========

                               2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2005 and 2004, are as follows:


(Dollar amounts in thousands)                                    2005                2004
-----------------------------                                -------------      -------------
Deferred tax assets:
   Loan losses provision                                     $       6,454      $       7,927
   Deferred compensation                                             4,012              3,417
   Compensated absences                                                494                481
   Post-retirement benefits                                            920                698
   State net operating loss carry forward                               78                243
   Other                                                               981                929
                                                             -------------      -------------
      GROSS DEFERRED ASSETS                                         12,939             13,695
                                                             =============      =============

Deferred tax liabilities:
   Net unrealized gains on securities available-for-sale            (1,268)            (5,571)
   Depreciation                                                     (1,440)            (1,512)
   Federal Home Loan Bank stock dividends                           (1,519)            (1,221)
   Mortgage servicing rights                                        (1,176)            (1,176)
   Pensions                                                         (2,394)            (2,048)
   Other                                                            (3,012)            (2,624)
                                                             -------------      -------------
      GROSS DEFERRED LIABILITIES                                   (10,809)           (14,152)
                                                             -------------      -------------
      NET DEFERRED TAX ASSETS (LIABILITIES)                  $       2,130      $        (457)
                                                             =============      =============

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

         The Corporation's customers had unused lines of credit of $270.0 million and $245.9 million as of December 31, 2005 and 2004. In addition, the Corporation had outstanding commitments of $6.9 million and $5.3 million under commercial letters of credit as of December 31, 2005 and 2004, respectively. The majority of these commitments bear variable interest rates. The Corporation is exposed to credit loss in the event the counterparties to such agreements do not perform in accordance with the agreements.

         Commitment and contingent liabilities are summarized as follows at December 31:


(Dollar amounts in thousands)                             2005               2004
-----------------------------                        -------------     -------------
Home equity                                          $      32,338     $      32,523
Credit card lines                                           46,276            52,695
Commercial operating lines                                  24,270            15,937
Other commitments                                          169,226           147,871
                                                     -------------     -------------
                                                     $     272,110     $     249,026
Commercial letters of credit                                 6,933             5,319


         The majority of commercial operating lines and home equity lines are variable rate, while the majority of other commitments to fund loans are fixed rate. Since many commitments to make loans expire without being used, these amounts do not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management's credit evaluation of the borrower, and may include accounts receivable, inventory, property, land and other items. The approximate duration of these commitments is generally one year or less.

                           FIRST FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

         Assets in the ESOP are considered in calculating the funding to the defined benefit plan required to provide such benefits. Any shortfall of benefits under the ESOP are to be provided by the defined benefit plan. The ESOP may provide benefits beyond those determined under the defined benefit plan. Contributions to the ESOP are determined by the Corporation's Board of Directors. The Corporation made contributions to the defined benefit plan of $1.41 million, $1.42 million and $1.55 million in 2005, 2004 and 2003. The Corporation contributed $1.14 million, $1.16 million and $1.26 million to the ESOP in 2005, 2004 and 2003.


         The Corporation uses a measurement date of December 31, 2005.

         Pension expense included the following components:

(Dollar amounts in thousands)                               2005               2004               2003
-----------------------------                          -------------      -------------      -------------
Service cost -- benefits earned                        $       2,725      $       2,508      $       2,166
Interest cost on projected benefit obligation                  2,451              2,168              2,025
Expected return on plan assets                                (3,285)            (2,799)            (2,334)
Net amortization and deferral                                    229                227                240
                                                       -------------      -------------      -------------
Total pension expense                                  $       2,120      $       2,104      $       2,097
                                                       =============      =============      =============


         The following information sets forth the change in projected benefit obligation, reconciliation of plan assets, and the funded status of the Corporation's retirement program. Actuarial present value of benefits is based on service to date and present pay levels.


(Dollar amounts in thousands)                                                  2005               2004
-----------------------------                                              -------------      -------------
Change in benefit obligation:
Benefit obligation at January 1                                            $      42,820      $      36,300
Service cost                                                                       2,725              2,508
Interest cost                                                                      2,451              2,168
Actuarial (gain) loss                                                             (1,831)             3,102
Benefits paid                                                                     (3,624)            (1,258)
                                                                           -------------      -------------
Benefit obligation at December 31                                                 42,541             42,820
                                                                           -------------      -------------

Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1                                            41,007             34,665
Actual return on plan assets                                                      (5,445)             5,017
Employer contributions                                                             2,550              2,583
Benefits paid                                                                     (3,624)            (1,258)
                                                                           -------------      -------------
Fair value of plan assets at December 31                                          34,488             41,007
                                                                           -------------      -------------

Funded status:
Funded status at December 31                                                      (8,053)            (1,813)
Unrecognized prior service cost                                                     (158)              (177)
Unrecognized net actuarial cost                                                   14,214              7,562
                                                                           -------------      -------------
Prepaid pension asset recognized in the consolidated balance sheets        $       6,003      $       5,572
                                                                           =============      =============

                               2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The accumulated benefit obligation for the defined benefit pension plan was $34,206 and $37,202 at year-end 2005 and 2004.


Principal assumptions used:
Discount rate                                                    5.50%       5.75%
Rate of increase in compensation levels                          3.75        3.75
Expected long-term rate of return on plan assets                 8.00        8.00


         The expected long-term rate of return was estimated using market benchmarks for equities and bonds applied to the plan's target asset allocation. Management estimated the rate by which plan assets would perform based on historical experience as adjusted for changes in asset allocations and expectations for future return on equities as compared to past periods.


         PLAN ASSETS -- The Corporation's pension plan weighted-average asset allocation for the years 2005 and 2004 by asset category are as follows:


                                                                      PENSION PLAN                   ESOP
                          PENSION PLAN             ESOP            PERCENTAGE OF PLAN          PERCENTAGE OF PLAN
                       TARGET ALLOCATION    TARGET ALLOCATION     ASSETS AT DECEMBER 31,      ASSETS AT DECEMBER 31,
ASSET CATEGORY               2006                  2006              2005       2004            2005        2004
--------------         -----------------    -----------------     ----------------------      ----------------------
Equity securities           40-60%               100-100%              64%       63%              99%          99%
Debt securities             40-60                    0-0               35        35                0            0
Other                         0-0                    0-0                1         2                1            1
                                                                      ---       ---              ---          ---
  TOTAL                                                               100%      100%             100%         100%


         The investment objective for the retirement program is to maximize total return without exposure to undue risk. Asset allocation favors equities, with a target allocation of approximately 88%. This target includes the Corporation's ESOP, which is 99% invested in corporate stock. Other investment allocations include fixed income securities and cash.

         Equity securities include First Financial Corporation common stock in the amount of $22.1 million (64 percent of total plan assets) and $30.7 million (75 percent of total plan assets) at December 31, 2005 and 2004, respectively.

         CONTRIBUTIONS -- The Corporation expects to contribute $1.5 million to its pension plan and $1.2 million to its ESOP in 2006.

         ESTIMATED FUTURE PAYMENTS -- The following benefit payments, which reflect expected future service, are expected:


                                      PENSION BENEFITS
                              (Dollar amounts in thousands)
2006                                 $       436
2007                                         512
2008                                         595
2009                                         708
2010                                         853
2011--2015                                 6,725


         SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN -- The Corporation has established a Supplemental Executive Retirement Plan (SERP) for certain executive officers. The provisions of the SERP allow the Plan's participants who are also participants in the Corporation's defined benefit pension plan to receive supplemental retirement benefits to help recompense for benefits lost due to imposition of IRS limitations on benefits under the Corporation's tax qualified defined benefit pension plan. Expenses related to the plan were $193 thousand in 2005 and $187 thousand in 2004. There was no expense recorded in connection with this plan in years prior to 2004. The SERP has expected benefit payments of $618 thousand after five years, which reflects expected future service. The plan is unfunded and has a measurement date of December 31.

                          FIRST FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The Corporation also provides medical benefits to its employees subsequent to their retirement. The Corporation uses a measurement date of December 31, 2005. Accrued post-retirement benefits as of December 31, 2005 and 2004 are as follows:


                                                                 DECEMBER 31,
                                                       --------------------------------
(Dollar amounts in thousands)                               2005              2004
-----------------------------                          -------------      -------------
Change in benefit obligation:
  Benefit obligation at January 1                      $       6,021      $       4,284
  Service cost                                                   141                 83
  Interest cost                                                  319                243
  Plan participants' contributions                               143                119
  Actuarial (gain) loss                                         (736)             1,681
  Benefits paid                                                 (388)              (389)
                                                       -------------      -------------
  Benefit obligation at December 31                    $       5,500      $       6,021
                                                       =============      =============

Reconciliation of funded status:
  Funded status                                        $       5,500      $       6,021
  Unrecognized transition obligation                            (482)              (543)
  Unrecognized net gain (loss)                                (2,726)            (3,712)
                                                       -------------      -------------
  Accrued benefit cost                                 $       2,292      $       1,766
                                                       =============      =============


         The post-retirement benefits paid in 2005 and 2004 of $388 thousand and $389 thousand, respectively, were fully funded by company and participant contributions. There were no other changes to plan assets in 2005 and 2004.

         Weighted-average assumptions as of December 31:


                                                                        DECEMBER 31,
                                                                    ----------------------
                                                                    2005              2004
                                                                    ----              ----
Discount rate                                                       5.50%             5.50%
Initial weighted health care cost trend rate                        7.50              7.50
Ultimate health care cost trend rate                                5.00              5.00


         Post-retirement health benefit expense included the following components:


                                                                         YEARS ENDED DECEMBER 31,
                                                            ----------------------------------------------
(Dollar amounts in thousands)                                  2005              2004             2003
-----------------------------                               ------------     ------------     ------------
Service cost                                                $        141     $         83     $        102
Interest cost                                                        319              243              252
Amortization of transition obligation                                 60               60               60
Recognized actuarial loss                                            250              137              120
                                                            ------------     ------------     ------------
Net periodic benefit cost                                   $        770     $        523     $        534
                                                            ============     ============     ============


         Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects:


                                                                  1% POINT       1% POINT
(Dollar amounts in thousands)                                     INCREASE       DECREASE
-----------------------------                                     --------       --------
Effect on total of service and interest cost components          $       58     $      (42)
Effect on post-retirement benefit obligation                            127           (113)


         CONTRIBUTIONS -- The Corporation expects to contribute $294 thousand to its other post-retirement benefit plan in 2006.

                               2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         ESTIMATED FUTURE PAYMENTS -- The following benefit payments, which reflect expected future service, are expected:


                              POST-RETIREMENT MEDICAL BENEFITS
                               (Dollar amounts in thousands)
2006                               $         294
2007                                         312
2008                                         324
2009                                         338
2010                                         355
2011--2015                                 2,047


15.      OTHER COMPREHENSIVE INCOME (LOSS):

         Other comprehensive loss components and related taxes were as follows:


                                                                                                   DECEMBER 31,
                                                                                ---------------------------------------------------
(Dollar amounts in thousands)                                                        2005               2004               2003
-----------------------------                                                   -------------      -------------      -------------
Unrealized holding gains and (losses) on securities available-for-sale          $     (10,186)     $      (5,347)     $      (4,450)
Reclassification adjustments for (gains) and losses later
   recognized in income                                                                  (571)               165               (237)
                                                                                -------------      -------------      -------------
Net unrealized gains and losses                                                       (10,757)            (5,182)            (4,687)
Tax effect                                                                              4,303              2,076              1,874
                                                                                -------------      -------------      -------------
Other comprehensive income (loss)                                               $      (6,454)     $      (3,106)     $      (2,813)
                                                                                =============      =============      =============


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

         Further, the Corporation's primary source of funds to pay dividends to shareholders is dividends from its subsidiary banks and compliance with these capital requirements can affect the ability of the Corporation and its banking affiliates to pay dividends. At December 31, 2005, approximately $25.8 million of undistributed earnings of the subsidiary banks, included in consolidated retained earnings, were available for distribution to the Corporation without regulatory approval.

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

         Quantitative measures established by regulation to ensure capital adequacy require the Corporation and Banks to maintain minimum amounts and ratios of Total and Tier I Capital to risk-weighted assets, and of Tier I Capital to average assets. Management believes, as of December 31, 2005 and 2004, that the Corporation meets all capital adequacy requirements to which it is subject.

         As of December 31, 2005, the most recent notification from the respective regulatory agencies categorized the subsidiary banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the banks must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the banks' category.

         The following table presents the actual and required capital amounts and related ratios for the Corporation and the lead bank, First Financial Bank, N.A., at year end 2005 and 2004.

                           FIRST FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                          TO BE WELL CAPITALIZED
                                                                            FOR CAPITAL                   UNDER PROMPT CORRECTIVE
                                               ACTUAL                     ADEQUACY PURPOSES                 ACTION PROVISIONS
                                   ----------------------------     ----------------------------       ---------------------------
(Dollar amounts in thousands)          AMOUNT            RATIO         AMOUNT              RATIO         AMOUNT             RATIO
------------------------------     -----------          -------     -----------            -----       ---------           -------
TOTAL RISK-BASED CAPITAL
  Corporation -- 2005              $   273,207           16.99%     $   128,637             8.0%             N/A             N/A
  Corporation -- 2004                  269,405           16.55%         130,239             8.0%             N/A             N/A
  First Financial Bank -- 2005         262,282           17.09%         122,804             8.0%         153,506            10.0%
  First Financial Bank -- 2004         243,390           17.09%         113,956             8.0%         142,445            10.0%

TIER I RISK-BASED CAPITAL
  Corporation -- 2005              $   257,165           15.99%     $    64,319             4.0%             N/A             N/A
  Corporation -- 2004                  249,487           15.32%          65,120             4.0%             N/A             N/A
  First Financial Bank -- 2005         248,727           16.20%          61,402             4.0%          92,103             6.0%
  First Financial Bank -- 2004         227,880           16.00%          56,978             4.0%          85,467             6.0%

TIER I LEVERAGE CAPITAL
  Corporation -- 2005              $   257,165           11.89%     $    86,532             4.0%             N/A             N/A
  Corporation -- 2004                  249,487           11.42%          87,391             4.0%             N/A             N/A
  First Financial Bank -- 2005         248,727           11.94%          83,355             4.0%         104,194             5.0%
  First Financial Bank -- 2004         227,880           11.82%          77,143             4.0%          96,429             5.0%


17.      PARENT COMPANY CONDENSED FINANCIAL STATEMENTS:

         The parent company's condensed balance sheets as of December 31, 2005 and 2004, and the related condensed statements of income and cash flows for each of the three years in the period ended December 31, 2005, are as follows:


CONDENSED BALANCE SHEETS

                                                                                                    DECEMBER 31,
                                                                                          -------------------------------
(Dollar amounts in thousands)                                                                  2005              2004
-----------------------------                                                             -------------     -------------
ASSETS
  Cash deposits in affiliated banks                                                       $       8,364     $       9,710
  Investments in subsidiaries                                                                   267,335           282,435
  Land and headquarters building, net                                                             6,244             6,156
  Other                                                                                           8,613             9,709
                                                                                          -------------     -------------
    TOTAL ASSETS                                                                          $     290,556     $     308,010
                                                                                          =============     =============

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
  Borrowings                                                                              $      10,636     $      28,636
  Dividends payable                                                                               5,603             5,414
  Other liabilities                                                                               4,994             5,625
                                                                                          -------------     -------------
    TOTAL LIABILITIES                                                                            21,233            39,675
SHAREHOLDERS' EQUITY                                                                            269,323           268,335
                                                                                          -------------     -------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                            $     290,556     $     308,010
                                                                                          =============     =============

                               2005 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


        CONDENSED STATEMENTS OF INCOME


                                                                                            YEARS ENDED DECEMBER 31,
                                                                               ------------------------------------------------
(Dollar amounts in thousands)                                                      2005             2004             2003
-----------------------------                                                  ------------     -------------     -------------
    Dividends from subsidiaries                                                $     33,828     $      13,670     $      12,418
    Other income                                                                      1,013               967             1,006
    Interest on borrowings                                                             (943)             (703)             (663)
    Other operating expenses                                                         (3,017)           (2,931)           (2,759)
                                                                               ------------     -------------     -------------

    Income before income taxes and equity
        in undistributed earnings of subsidiaries                                   30,881            11,003            10,002
      Income tax benefit                                                             1,177               909               907
                                                                               ------------     -------------     -------------
        Income before equity in undistributed
        earnings of subsidiaries                                                    32,058            11,912            10,909

    Equity in undistributed earnings of subsidiaries                                (9,004)           16,097            15,584
                                                                               ------------     -------------     -------------
        Net income                                                             $     23,054     $      28,009     $      26,493
                                                                               ============     =============     =============


        CONDENSED STATEMENTS OF CASH FLOWS


                                                                                           YEARS ENDED DECEMBER 31,
                                                                              ------------------------------------------------
(Dollar amounts in thousands)                                                      2005              2004              2003
-----------------------------                                                 ------------      ------------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                    $     23,054      $     28,009      $     26,493
    Adjustments to reconcile net income to net cash
        provided by operating activities:
            Provision for depreciation and amortization                                258               206               215
            Equity in undistributed earnings of subsidiaries                         9,004           (16,097)          (15,584)
            Contribution of shares to ESOP                                           1,144             1,163             1,256
            Increase (decrease) in other liabilities                                   479               416             1,626
            (Increase) decrease in other assets                                       (392)              869               852
                                                                              ------------      ------------      ------------
                NET CASH FROM OPERATING ACTIVITIES                                  33,547            14,566            14,858

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of furniture and fixtures                                                (325)               --               (34)
                                                                              ------------      ------------      ------------
                NET CASH FROM INVESTING ACTIVITIES                                    (325)               --               (34)
                                                                              ------------      ------------      ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from borrowings                                                            --                --            18,236
    Principal payments on long-term borrowings                                     (18,000)               --           (19,500)
    Purchase of treasury stock                                                      (5,789)           (2,330)           (2,123)
    Dividends paid                                                                 (10,779)          (10,155)           (8,845)
                                                                              ------------      ------------      ------------
                NET CASH FROM FINANCING ACTIVITIES                                 (34,568)          (12,485)          (12,232)
                                                                              ------------      ------------      ------------
                NET (DECREASE) INCREASE IN CASH                                     (1,346)            2,081             2,592
                CASH, BEGINNING OF YEAR                                              9,710             7,629             5,037
                                                                              ------------      ------------      ------------
                CASH, END OF YEAR                                             $      8,364      $      9,710      $      7,629
                                                                              ============      ============      ============

    Supplemental disclosures of cash flow information:
    Cash paid during the year for:
        Interest                                                              $        938      $        678      $        663
                                                                              ============      ============      ============
        Income taxes                                                          $      5,413      $      6,501      $      8,016
                                                                              ============      ============      ============

                           FIRST FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.      SELECTED QUARTERLY DATA (UNAUDITED)


                                                                     2005
                                   -------------------------------------------------------------------------
                                                               NET       PROVISION
                                   INTEREST     INTEREST     INTEREST     FOR LOAN       NET      NET INCOME
(Dollar amounts in thousands)       INCOME      EXPENSE       INCOME       LOSSES       INCOME     PER SHARE
-----------------------------      --------     --------     --------    ---------     --------   ----------
March 31                           $ 29,365     $ 11,022     $ 18,343     $  2,223     $  6,311     $    .48
June 30                            $ 29,776     $ 11,498     $ 18,278     $  3,783     $  4,992     $    .37
September 30                       $ 30,893     $ 12,208     $ 18,685     $  2,608     $  6,323     $    .46
December 31                        $ 31,613     $ 12,741     $ 18,872     $  3,084     $  5,428     $    .41


                                                                     2004
                                   -------------------------------------------------------------------------
                                                               NET       PROVISION
                                   INTEREST     INTEREST     INTEREST     FOR LOAN       NET      NET INCOME
(Dollar amounts in thousands)       INCOME      EXPENSE       INCOME       LOSSES       INCOME     PER SHARE
-----------------------------      --------     --------     --------    ---------     --------   ----------
March 31                           $ 29,276     $ 11,343     $ 17,933     $  1,923     $ 10,685     $    .79
June 30                            $ 28,825     $ 11,072     $ 17,753     $  1,923     $  6,329     $    .47
September 30                       $ 29,021     $ 11,174     $ 17,847     $  2,223     $  5,975     $    .44
December 31                        $ 29,766     $ 11,097     $ 18,669     $  2,223     $  5,020     $    .37


         In the first quarter of 2004, the Corporation realized $4.1 million of income from gain on a life insurance benefit.


                                   ----------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of First Financial Corporation:

         We have audited the accompanying consolidated balance sheets of First Financial Corporation as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Financial Corporation as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

         We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of First Financial Corporation's internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report, dated February 21, 2006, expressed an unqualified opinion thereon.



/s/ Crowe Chizek and Company LLC
Indianapolis, Indiana
February 21, 2006

                               2005 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING


To the Shareholders and Board of Directors of First Financial Corporation:

         We have audited management's assessment, included in the accompanying "Report on Internal Control Over Financial Reporting," that First Financial Corporation (Corporation) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in "Internal Control--Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). First Financial Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Corporation's internal control over financial reporting based on our audit.

         We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

         A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U. S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

         Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

         In our opinion, management's assessment that First Financial Corporation maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in "Internal Control--Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, First Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in "Internal Control--Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

         We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005 of First Financial Corporation and our report dated February 21, 2006 expressed an unqualified opinion.


/s/ Crowe Chizek and Company LLC
Indianapolis, Indiana
February 21, 2006

                           FIRST FINANCIAL CORPORATION

MANAGEMENT'S REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING


The management of First Financial Corporation (the "Corporation") has prepared and is responsible for the preparation and accuracy of the consolidated financial statements and related financial information included in the Annual Report.

The management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Corporation's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Corporation's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the Corporation's system of internal control over financial reporting as of December 31, 2005, in relation to criteria for effective internal control over financial reporting as described in "Internal Control--Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2005, its system of internal control over financial reporting is effective and meets the criteria of the "Internal Control--Integrated Framework."

Crowe Chizek and Company LLC, independent registered public accounting firm, has issued an attestation report dated February 21, 2006 on management's assessment of the Corporation's internal control over financial reporting.


MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis reviews the financial condition of First Financial Corporation at December 31, 2005 and 2004, and the results of its operations for the three years ended December 31, 2005. Where appropriate, factors that may affect future financial performance are also discussed. The discussion should be read in conjunction with the accompanying consolidated financial statements, related footnotes and selected financial data.

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

                               2005 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

First Financial Corporation (the Corporation) is a financial services company. The Corporation, which is headquartered in Terre Haute, Ind., offers a wide variety of financial services including commercial, mortgage and consumer lending, lease financing, trust account services and depositor services through its three subsidiaries. At the close of business in 2005 the Corporation and its subsidiaries had 808 full-time equivalent employees.

First Financial Bank is the largest bank in Vigo County, Ind. It operates 12 full-service banking branches within the county; five in Clay County, Ind.; one in Greene County, Ind.; two in Knox County, Ind.; five in Parke County, Ind.; five in Sullivan County, Ind.; four in Vermillion County, Ind.; one in Clark County, Ill.; one in Coles County, Ill.; three in Crawford County, Ill.; one in Jasper County, Ill.; two in Lawrence County, Ill.; two in Richland County, Ill.; one in Vermilion County, Ill.; and one in Wayne County, Ill. In addition to its branches, it has a main office in downtown Terre Haute and a 50,000-square-foot commercial building on South Third Street in Terre Haute, which serves as the Corporation's operations center and provides additional office space. Morris Plan has one office and is located in Vigo County.

First Financial Bank and Morris Plan face competition from other financial institutions. These competitors consist of commercial banks, a mutual savings bank and other financial institutions, including consumer finance companies, insurance companies, brokerage firms and credit unions.

The Corporation's business activities are centered in west-central Indiana and east-central Illinois. The Corporation has no foreign activities other than periodically investing available funds in time deposits held in foreign branches of domestic banks.

Forrest Sherer Inc. is a premier regional supplier of insurance, surety and other financial products. The Forrest Sherer brand is well recognized in the Midwest, with more than 62 professionals and over 85 years of successful service to both businesses and households in their market area. The agency has representation agreements with more than 40 regional and national insurers to market their products of property and casualty insurance, surety bonds, employee benefit plans, life insurance and annuities.

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

     ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses represents management's estimate of losses inherent in the existing loan portfolio. The allowance for loan losses is increased by the provision for loan losses charged to expense and reduced by loans charged off, net of recoveries. The allowance for loan losses is determined based on management's assessment of several factors: reviews and evaluations of specific loans, changes in the nature and volume of the loan portfolio, current economic conditions and the related impact on segments of the loan portfolio, historical loan loss experience and the level of classified and nonperforming loans.

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

                          FIRST FINANCIAL CORPORATION

RESULTS OF OPERATIONS -- SUMMARY FOR 2005

     Net income for 2005 was $23.1 million, or $1.72 per share. This represents a 17.7% decrease in net income and a 16.9% decrease in earnings per share, compared to 2004. 2004 net income was favorably affected by $4.1 million in life insurance proceeds, which increased 2004 earnings per share by $.30.

NET INTEREST INCOME

     The principal source of the Corporation's earnings is net interest income, which represents the difference between interest earned on loans and investments and the interest cost associated with deposits and other sources of funding.

     Net interest income increased $2 million to $74.2 million in 2005. Total average interest-earning assets decreased to $2.01 billion in 2005 from $2.04 billion in 2004. The tax-equivalent yield on these assets increased to 6.28% in 2005 from 6.00% in 2004. Total average interest-bearing liabilities of $1.74 billion in 2004 decreased to $1.71 billion in 2005. The average cost of these interest-bearing liabilities increased to 2.77% in 2005 from 2.56% in 2004.

     The net interest margin increased from 3.81% in 2004 to 3.92% in 2005. This increase is primarily the result of the increased yield on earning assets having a larger impact than the increased cost of interest-bearing liabilities. Earning assets yields increased 28 basis points while the cost of interest-bearing liabilities increased by 21 basis points. The costs of funding earning assets were reduced as more funding was provided by lower cost deposits, including non-interest bearing deposits, than borrowings in 2005 compared to 2004.

     The following table sets forth the components of net interest income due to changes in volume and rate. The table information compares 2005 to 2004 and 2004 to 2003.

                                                        2005 COMPARED TO 2004                    2004 COMPARED TO 2003
                                                      INCREASE (DECREASE) DUE TO               INCREASE (DECREASE) DUE TO
                                                  -------------------------------------   -------------------------------------
                                                                       VOLUME/                                 VOLUME/
(Dollar amounts in thousands)                      VOLUME    RATE       RATE     TOTAL    VOLUME      RATE      RATE     TOTAL
----------------------------------------------    -------   -------   --------  -------   -------   -------   --------  -------
Interest earned on interest-earning
assets:
  Loans (1)(2)                                    $  (726)  $ 4,592   $   (37)  $ 3,829   $ 2,473   $(7,717)  $  (194)  $(5,438)
    securities                                       (564)    2,129       (78)    1,487      (541)      147        (5)     (399)
  Tax-exempt investment
    securities(2)                                    (835)     (947)       56    (1,726)   (1,593)     (413)       42    (1,964)
  Federal funds sold                                  212        45       189       446       (25)       47       (24)       (2)
                                                  -------   -------   -------   -------   -------   -------   -------   -------
Total interest income                              (1,913)    5,819       130     4,036      (314)   (7,936)     (181)   (7,803
                                                  -------   -------   -------   -------   -------   -------   -------   -------
Interest paid on interest-bearing liabilities:
  Transaction accounts                                206     2,804       149     3,159       460      (816)      (87)     (443)
  Time deposits                                        16       314        --       330    (2,298)     (544)       55    (2,787)
  Short-term borrowings                              (653)    1,169      (750)     (234)      448        68        70       586
  Other borrowings                                 (1,054)      614       (32)     (472)     (847)      (50)        2      (895)
                                                  -------   -------   -------   -------   -------   -------   -------   -------
Total interest expense                             (1,485)    4,901      (633)    2,783    (2,237)   (1,342)       40    (3,539)
                                                  -------   -------   -------   -------   -------   -------   -------   -------
Net interest income                               $  (428)  $   918   $   763   $ 1,253   $ 2,551   $(6,594)  $  (221)  $(4,264)
                                                  =======   =======   =======   =======   =======   =======   =======   =======

(1) For purposes of these computations, nonaccruing loans are included in the daily average loan amounts outstanding.

(2) Interest income includes the effect of tax equivalent adjustments using a federal tax rate of 35%.

                               2005 ANNUAL REPORT

RESULTS OF OPERATIONS -- SUMMARY FOR 2005

PROVISION FOR LOAN LOSSES

     The provision for loan losses charged to expense is based upon credit loss experience and the results of a detailed analysis estimating an appropriate and adequate allowance for loan losses. The analysis includes the evaluation of impaired loans as prescribed under Statement of Financial Accounting Standards (SFAS) Nos. 114 and 118, pooled loans as prescribed under SFAS No. 5, and economic and other risk factors as outlined in various Joint Interagency Statements issued by the bank regulatory agencies. For the year ended December 31, 2005, the provision for loan losses was $11.7 million, an increase of $3.4 million, or 41.1%, compared to 2004. The increase was the result of several components related to the analysis of the Corporation's Allowance for Loan and Lease Losses.

     Although net charge-offs for 2005 were $15.6 million as compared to $9.6 million for 2004, classified credits were reduced by $12.5 million, or 17.3%, from prior year totals and nonperforming loans decreased by $13.2 million. During the year commercial and real estate credits were identified for sale and written down to realizable value. This caused both an increase in provision for loan losses as well as decreased nonperforming loans and classified credits. Changes in bankruptcy statutes increased the amount of charge-offs of consumer credits in the second half of 2005. At December 31, 2005, the resulting allowance for loan losses was $16.0 million or 1.15% of total loans, net of unearned income. A year earlier the allowance was $19.9 million or 1.36% of total loans.

NON-INTEREST INCOME

     Non-interest income of $32.0 million decreased $3.8 million from the $35.8 million earned in 2004. Excluding the $4.1 million non-taxable gain on life insurance benefit realized in 2004, the non-interest income is up by $384 thousand. Increased gains on loan and security sales were partially offset by reduced income from insurance commissions and trust fees.

NON-INTEREST EXPENSES

     Non-interest expenses totaled $63.5 million for 2005 compared to $63.7 million for 2004. Salaries and employee benefits increased $741 thousand or 2.0%. Occupancy expense decreased 2.8% or $108 thousand while equipment expense increased by 7.7% or $276 thousand. All other expenses decreased to $17.3 million from $18.3 million in 2004. Consolidation of affiliate banks, which has contributed to the control of non-interest expenses, was completed in the third quarter of 2005.

INCOME TAXES

     The Corporation's federal income tax provision was $7.9 million in 2005 compared to a provision of $8.0 million in 2004. The overall effective tax rate in 2004 of 22.2% compares to a 2005 effective rate of 25.6%. The life insurance benefit received in 2004 was not subject to income tax, thereby reducing the effective tax rate.


COMPARISON OF 2004 TO 2003

     Net income for 2004 was $28.0 million or $2.07 per share compared to $26.5 million in 2003 or $1.95 per share. This increased income was primarily the result of increased non-interest income in 2004 from a gain on life insurance benefit of $4.1 million. Total average interest-earning assets decreased $1.8 million in 2004 from $2.04 billion in 2003. The tax equivalent net interest margin decreased to 3.81% in 2004 from 4.02% in 2003. This decrease is primarily the result of funding costs decreasing at a slower rate than the yield on earning assets.

     The provision for loan losses increased $837 thousand from $7.5 million in 2003 to $8.3 million in 2004, and net charge-offs increased $2.1 million from $7.5 million in 2003 to $9.6 million in 2004.

     There was a $3.7 million improvement in net non-interest income and expense from 2003 to 2004. Non-interest expenses increased $1.2 million while non-interest income increased $4.9 million. The majority of this increase in non-interest income was the result of the gain on life insurance benefit of $4.1 million realized in 2004.

     The provision for income taxes fell $847 thousand from 2003 to 2004, reducing the effective tax rate from 25.0% in 2003 to 22.2% in 2004. This decrease in the effective tax rate was the result of the increase in non-taxable income from the gain on life insurance benefit realized in 2004. Without this gain the effective tax rate would have been 25.1%.

                          FIRST FINANCIAL CORPORATION

FINANCIAL CONDITION -- SUMMARY

     The Corporation's total assets decreased 2.2% or $47.1 million at December 31, 2005, from a year earlier. Available-for-sale securities increased $28.3 million at December 31, 2005, from the previous year. Loans, net of unearned income, decreased by $68.3 million, to $1.40 billion. Deposits increased $21.8 million while borrowings decreased by $67.9 million.

     Total shareholders' equity increased $988 thousand to $269.3 million at December 31, 2005. Net income was partially offset by higher dividends and the continued repurchase of corporate stock. The Corporation had higher purchases of treasury stock in 2005, acquiring 203,700 shares at a cost of $5.8 million compared to 79,000 shares during 2004 at a cost of $2.3 million. There were also 41,500 shares from the treasury with a value of $1.14 million that were contributed to the ESOP plan. Increased interest rates reduced other comprehensive income as the Corporation recorded a net unrealized loss on available-for-sale securities of $6.5 million. While this fluctuation in fair value decreased shareholders' equity, no loss is recognized in net income unless the security is actually sold or considered to be other-than-temporarily impaired.

     Following is an analysis of the components of the Corporation's balance sheet.

SECURITIES

     The Corporation's investment strategy seeks to maximize income from the investment portfolio while using it as a risk management tool and ensuring safety of principal and capital. During 2005 the portfolio's balance increased by 5.57%. During 2005 the Federal Reserve increased the fed funds rate by 2.00% to 4.25%. The average life of the portfolio was extended from
     4.00 years to 4.36 years. The portfolio structure will continue to provide cash flows to be reinvested during 2006.

     Year-end securities maturity schedules were comprised of the following:


                                           1 YEAR AND LESS        1 TO 5 YEARS       5 TO 10 YEARS     OVER 10 YEARS
                                          ----------------------------------------------------------------------------
                                                                                                                         2005
(Dollar amounts in thousands)             BALANCE     RATE     BALANCE   RATE     BALANCE    RATE    BALANCE    RATE     TOTAL
--------------------------------------    -------     ----    --------   ----    --------    ----    -------    ----    -------
U.S. government sponsored
  entity mortgage-backed
  securities and agencies                 $11,759     4.28%   $284,815   4.56%   $ 4,829     5.50%        --      --%   $301,403
Collateralized mortgage obligations(1)      2,215     4.22         145   9.73         --       --         --      --       2,360
States and political subdivisions          29,760     4.24      66,383   3.25     34,591     1.63      3,311    3.31     134,045
Corporate obligations                       6,679     4.88      37,901   5.75      2,860     5.41     42,784    5.09      90,224
                                          -------             --------           -------              ------            --------
  Total                                    50,413     4.33     389,244   4.45     42,280     2.33     46,095    4.96     528,032
                                          -------             --------           -------              ------            --------
Equities                                       --       --          --     --         --       --      8,259      --       8,259
                                          -------             --------           -------              ------            --------
  TOTAL                                   $50,413             $389,244           $42,280             $54,354            $536,291
                                          =======             ========           =======             =======            ========



(1) Distribution of maturities is based on the estimated average life of the asset.

                               2005 ANNUAL REPORT

FINANCIAL CONDITION -- SUMMARY

LOAN PORTFOLIO

     Loans outstanding by major category as of December 31 for each of the last five years and the maturities at year end 2005 are set forth in the following analyses.


(Dollar amounts in thousands)                 2005       2004        2003        2002        2001
--------------------------------------   ----------  ----------  ---------   ----------  ----------
LOAN CATEGORY
Commercial, financial and agricultural   $  382,214  $  401,724  $  374,638  $  331,316  $  302,496
Real estate - construction                   31,918      32,810      35,361      42,930      34,610
Real estate - mortgage                      707,008     753,826     766,911     789,618     757,345
Installment                                 272,062     272,261     248,290     268,067     249,710
Lease financing                               2,845       3,658       4,884       1,281       5,023
                                         ----------  ----------  ----------  ----------  ----------
  TOTAL                                  $1,396,047  $1,464,279  $1,430,084  $1,433,212  $1,349,184
                                         ==========  ==========  ==========  ==========  ==========

                                                                  AFTER ONE
                                                        WITHIN    BUT WITHIN  AFTER FIVE
(Dollar amounts in thousands)                          ONE YEAR   FIVE YEARS     YEARS      TOTAL
-----------------------------                          --------   ----------  ----------  ---------
MATURITY DISTRIBUTION
Commercial, financial and agricultural                 $197,534    $151,941     $32,739  $  382,214
Real estate - construction                               17,342       7,740       6,836      31,918
                                                       --------    --------     -------  ----------
    TOTAL                                              $214,876    $159,681     $39,575     414,132
                                                       ========    ========     =======

Real estate - mortgage                                                                      707,008
Installment                                                                                 272,062
Lease financing                                                                               2,845
                                                                                         ----------
    TOTAL                                                                                $1,396,047
                                                                                         ==========
Loans maturing after one year with:
  Fixed interest rates                                             $ 59,011     $34,335
  Variable interest rates                                           100,670       5,240
                                                                   --------     -------

    TOTAL                                                          $159,681     $39,575
                                                                   ========     =======

                          FIRST FINANCIAL CORPORATION

FINANCIAL CONDITION -- SUMMARY

ALLOWANCE FOR LOAN LOSSES

     The activity in the Corporation's allowance for loan losses is shown in the following analysis:


(Dollar amounts in thousands)                   2005         2004         2003         2002         2001
-------------------------------------------     ----         ----         ----         ----         ----
Amount of loans outstanding
  at December 31,                            $1,396,047   $1,464,279   $1,430,084   $1,433,212   $1,349,184
                                             ==========   ==========   ==========   ==========   ==========
Average amount of loans by year              $1,441,247   $1,452,572   $1,417,026   $1,432,290   $1,315,725
                                             ==========   ==========   ==========   ==========   ==========
Allowance for loan losses
  at beginning of year                       $   19,918   $   21,239   $   21,249   $   18,313   $   19,072
  Addition resulting from acquisition                --           --           --        1,711           --
  Loans charged off:
  Commercial, financial and agricultural          6,093        4,080        2,253        4,627        4,079
  Real estate - mortgage                          2,590          623        1,101          892          557
  Installment                                     8,809        6,680        5,586        4,619        4,395
  Leasing                                            --            1           --           --           12
                                             ----------   ----------   ----------   ----------   ----------
    Total loans charged off                      17,492       11,384        8,940       10,138        9,043
                                             ----------   ----------   ----------   ----------   ----------
Recoveries of loans previously charged off:
  Commercial, financial and agricultural            284          452          432          840          819
  Real estate - mortgage                            343           37          166          110           60
  Installment                                     1,291        1,281          877          935          790
  Leasing                                            --            1           --           --           --
                                             ----------   ----------   ----------   ----------   ----------
     Total recoveries                             1,918        1,771        1,475        1,885        1,669
                                             ----------   ----------   ----------   ----------   ----------
  Net loans charged off                          15,574        9,613        7,465        8,253        7,374
     Provision charged to expense                11,698        8,292        7,455        9,478        6,615
                                             ----------   ----------   ----------   ----------   ----------
Balance at end of year                       $   16,042   $   19,918   $   21,239   $   21,249   $   18,313
                                             ==========   ==========   ==========   ==========   ==========
Ratio of net charge-offs during period
  to average loans outstanding                     1.08%         .66%         .53%         .58%         .56%
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

                               2005 ANNUAL REPORT

FINANCIAL CONDITION -- SUMMARY

                                                          YEARS ENDED DECEMBER 31,
                                           -------------------------------------------------------
(Dollar amounts in thousands)               2005        2004        2003        2002        2001
--------------------------------------     ------      -------     -------     -------     -------
Commercial, financial and agricultural     $ 8,148     $11,840     $13,844     $12,993     $11,151
Real estate -- mortgage                        867         850       1,254       1,471       1,330
Installment                                  7,027       7,228       6,141       5,856       4,489
Leasing                                         --          --          --          15          17
Unallocated                                     --          --          --         914       1,326
                                           -------     -------     -------     -------     -------
  TOTAL ALLOWANCE FOR LOAN LOSSES          $16,042     $19,918     $21,239     $21,249     $18,313
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

(Dollar amounts in thousands)              2005       2004         2003       2002         2001
------------------------------------      ------     -------     -------     -------      ------
Non-accrual loans                        $ 8,464     $19,862     $ 8,429     $11,807     $ 8,854
Restructured loans                            57         430         542         546         590
Accruing loans past due over 90 days       6,354       7,813       5,384       5,899       4,925
                                         -------     -------     -------     -------     -------
                                         $14,875     $28,105     $14,355     $18,252     $14,369
                                         =======     =======     =======     =======     =======

     The ratio of the allowance for loan losses as a percentage of nonperforming loans was 108% at December 31, 2005, compared to 71% in 2004. The following loan categories comprise significant components of the nonperforming loans at December 31, 2005 and 2004:

(Dollar amounts in thousands)          2005                      2004
-----------------------------          ----                      ----
Non-accrual loans:
1-4 family residential        $ 1,118           13%     $   608            3%
Commercial loans                5,888           70       17,635           89
Installment loans               1,458           17        1,619            8
                              -------          ---      -------          ---
                              $ 8,464          100%     $19,862          100%
                              =======          ===      =======          ===
Past due 90 days or more:
1-4 family residential        $ 3,197           51%     $ 3,723           47%
Commercial loans                1,554           24        2,159           28
Installment loans               1,603           25        1,931           25
                              -------          ---      -------          ---
                              $ 6,354          100%     $ 7,813          100%
                              =======          ===      =======          ===

     Non-performing loans were significantly reduced during 2005 as a result of sales and charge-offs of commercial credits. This also reduced the amount of the allowance for loan losses allocated to commercial loans.

     There are no material concentrations by industry within the nonperforming loans.

                          FIRST FINANCIAL CORPORATION

FINANCIAL CONDITION -- SUMMARY

     An element of the Corporation's asset quality management process is the ongoing review and grading of each affiliate's commercial loan portfolio. At December 31, 2005, approximately $52.0 million of commercial loans are graded doubtful or substandard, including $8.2 million of non-accrual and past-due commercial loans listed on the previous page. This compares to $56.5 million in 2004, which included $18.7 million of non-performing loans. The classification of these loans, however, does not imply that management expects losses on each of these loans, but believes that a higher level of scrutiny is prudent under the circumstances. Many of these loans are still accruing and are, generally, performing in accordance with their loan agreements. However, for reasons such as previous payment history, bankruptcy proceedings, industry concerns or information specific to that borrower, it is the opinion of management that these loans require close monitoring.

DEPOSITS

     The information below presents the average amount of deposits and rates paid on those deposits for 2005, 2004 and 2003.

                                             2005                 2004                  2003
                                     --------------------  ------------------   ----------------------
(Dollar amounts in thousands)          AMOUNT       RATE     AMOUNT      RATE     AMOUNT        RATE
--------------------------------     ----------     -----  ----------    ----   ----------    --------
Non-interest-bearing
  demand deposits                    $  153,027            $  150,944           $  177,712
Interest-bearing demand deposits        294,344      .77%     259,859     .50%     231,590         .63%
Savings deposits                        392,791     1.21%     392,635     .65%     357,989         .80%
Time deposits:
$100,000 or more                        185,436     3.11%     163,890    2.86%     197,946        2.87%
Other time deposits                     457,685     3.11%     478,706    3.04%     517,364        3.27%
                                     ----------            ----------           ----------
  TOTAL                              $1,483,283            $1,446,034           $1,482,601
                                     ==========            ==========           ==========

     The maturities of certificates of deposit of $100 thousand or more outstanding at December 31, 2005, are summarized as follows:

                                    3 months or less             $ 28,602
                                    Over 3 through 6 months        22,312
                                    Over 6 through 12 months       22,675
                                    Over 12 months                115,904
                                                                 --------
                                       TOTAL                     $189,493
                                                                 ========

                               2005 ANNUAL REPORT

FINANCIAL CONDITION -- SUMMARY

OTHER BORROWINGS

     Advances from the Federal Home Loan Bank decreased to $337.3 million in 2005 compared to $337.9 million in 2004. The Asset/Liability Committee reviews these investments and funding sources and considers the related strategies on a weekly basis. See Interest Rate Sensitivity and Liquidity below for more information.

CAPITAL RESOURCES

     Bank regulatory agencies have established capital adequacy standards which are used extensively in their monitoring and control of the industry. These standards relate capital to level of risk by assigning different weightings to assets and certain off-balance-sheet activity. As shown in the footnote to the consolidated financial statements ("Regulatory Matters"), the Corporation's capital exceeds the requirements to be considered well capitalized at December 31, 2005.

     First Financial Corporation's objective continues to be to maintain adequate capital to merit the confidence of its customers and shareholders. To warrant this confidence, the Corporation's management maintains a capital position which they believe is sufficient to absorb unforeseen financial shocks without unnecessarily restricting dividends to its shareholders. The Corporation's dividend payout ratio for 2005 and 2004 was 47.6% and 38.1%, respectively. The Corporation expects to continue its policy of paying regular cash dividends, subject to future earnings and regulatory restrictions and capital requirements.

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

     The Asset Liability position is measured using sophisticated risk management tools, including earnings simulation and market value of equity sensitivity analysis. These tools allow management to quantify and monitor both short- and long-term exposure to interest rate risk. Simulation modeling measures the effects of changes in interest rates, changes in the shape of the yield curve and the effects of embedded options on net interest income. This measure projects earnings in the various environments over the next three years. It is important to note that measures of interest rate risk have limitations and are dependent on various assumptions. These assumptions are inherently uncertain and, as a result, the model cannot precisely predict the impact of interest rate fluctuations on net interest income. Actual results will differ from simulated results due to timing, frequency and amount of interest rate changes as well as overall market conditions. The Committee has performed a thorough analysis of these assumptions and believes them to be valid and theoretically sound. These assumptions are continuously monitored for behavioral changes.

     The Corporation from time to time utilizes derivatives to manage interest rate risk. Management continuously evaluates the merits of such interest rate risk products but does not anticipate the use of such products to become a major part of the Corporation's risk management strategy.

     The table on the following page shows the Corporation's estimated sensitivity profile as of December 31, 2005. The change in interest rates assumes a parallel shift in interest rates of 100 and 200 basis points. Given a 100 basis point increase in rates, net interest income would decrease .32% over the next 12 months and increase 2.26% over the following 12 months. Given a 100 basis point decrease in rates, net interest income would decrease 2.89% over the next 12 months and decrease 5.77% over the following 12 months. These estimates assume all rate changes occur overnight and management takes no action as a result of this change.

                          FIRST FINANCIAL CORPORATION

FINANCIAL CONDITION -- SUMMARY

                                  PERCENTAGE CHANGE IN NET INTEREST INCOME
BASIS POINT                       -----------------------------------------
INTEREST RATE CHANGE              12 MONTHS       24 MONTHS       36 MONTHS
--------------------              ---------       ---------       ---------
Down 200                             -6.22%         -12.11%         -17.45%
Down 100                             -2.89           -5.77           -8.50
Up 100                               -0.32            2.26            5.14
Up 200                               -5.44           -0.63            5.36

     Typical rate shock analysis does not reflect management's ability to react and thereby reduce the effects of rate changes, and represents a worst-case scenario.

     LIQUIDITY RISK: Liquidity is measured by each bank's ability to raise funds to meet the obligations of its customers, including deposit withdrawals and credit needs. This is accomplished primarily by maintaining sufficient liquid assets in the form of investment securities and core deposits. The Corporation has $14.3 million of investments that mature throughout the coming 12 months. The Corporation also anticipates $71.9 million of principal payments from mortgage-backed securities. Given the current rate environment, the Corporation anticipates $18.5 million in securities to be called within the next 12 months.

CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES AND OFF-BALANCE SHEET ARRANGEMENTS

     The Corporation has various financial obligations, including contractual obligations and commitments, that may require future cash payments.

     CONTRACTUAL OBLIGATIONS: The following table presents, as of December 31, 2005, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

                                                                     PAYMENTS DUE IN
                                          ----------------------------------------------------------------------
                                             NOTE   ONE YEAR      ONE TO      THREE TO     OVER FIVE
(Dollar amounts in thousands)             REFERENCE  OR LESS    THREE YEARS  FIVE YEARS      YEARS        TOTAL
-----------------------------             --------- --------    -----------  ----------    ---------    --------
Deposits without a stated maturity                  $823,190     $     --     $     --     $     --     $823,190
Consumer certificates of deposit                     348,575      242,488       50,233          432      641,728
Short-term borrowings                        10       26,224           --           --           --       26,224
Other borrowings                             11        8,665       53,398      280,510        1,293      343,866

     COMMITMENTS: The following table details the amount and expected maturities of significant commitments as of December 31, 2005. Further discussion of these commitments is included in Note 13 to the consolidated financial statements.

                                 TOTAL AMOUNT         ONE YEAR            OVER ONE
(Dollar amounts in thousands)     COMMITTED            OR LESS              YEAR
-----------------------------    ------------         --------            --------
Commitments to extend credit:
Unused loan commitments          $270,017             $144,962            $125,055
Commercial letters of credit        6,933                6,933                  --


     Commitments to extend credit, including loan commitments, standby and commercial letters of credit do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.

OUTLOOK

     The Corporation's primary market is west-central Indiana and east-central Illinois. Typically, this market does not expand or contract at rates that are experienced by both the state and national economies. This area continues to be driven primarily by the retail, higher education and health care industries. During 2005 the area's employment data were mixed. East-central Illinois generally experienced falling unemployment rates while west-central Indiana experienced rising rates. A number of projects remain under development; however, there are limited significant growth opportunities currently available.

                               2005 ANNUAL REPORT

CONSOLIDATED BALANCE SHEET -- AVERAGE BALANCES AND INTEREST RATES

                                                                            DECEMBER 31,
                                  --------------------------------------------------------------------------------------------------
                                               2005                              2004                              2003
                                  ------------------------------   ------------------------------    ------------------------------
                                    AVERAGE               YIELD/    AVERAGE                YIELD/     AVERAGE                YIELD/
(Dollar amounts in thousands)       BALANCE    INTEREST    RATE     BALANCE     INTEREST   RATE       BALANCE      INTEREST  RATE
-------------------------------   ----------   --------   ------   ----------   --------  -------    ----------    --------  ------
ASSETS
Interest-earning assets:
  Loans (1)(2)                    $1,441,247    96,957     6.73%   $1,452,572     93,128     6.41%   $1,417,026     98,565    6.96%
  Taxable investment securities      387,269    16,802     4.39       402,063     15,315     3.81       416,403     15,714    3.77
  Tax-exempt investments (2)         171,802    12,248     7.13       182,727     13,974     7.65       203,021     15,938    7.85
  Federal funds sold                  13,772       496     3.60         2,628         50     1.90         5,129         52     .99
                                  ----------   -------     ----    ----------    -------     ----     ---------    -------    ----
  Total interest-earning assets    2,014,090   126,503     6.28%    2,039,990    122,467     6.00%    2,041,579    130,269    6.38%
                                               -------     ====                  -------     ====                  -------    ====
Non-interest earning assets:
  Cash and due from banks             74,005                           77,443                            80,261
  Premises and equipment, net         30,720                           30,610                            29,634
  Other assets                        62,779                           66,177                            63,753
  Less allowance for loan losses     (18,298)                         (22,052)                          (22,242)
                                  ----------                       ----------                        ----------
    TOTALS                        $2,163,296                       $2,192,168                        $2,192,985
                                  ==========                       ==========                        ==========
LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
  Transaction accounts             $ 687,135     7,031     1.02%    $ 652,494      3,872      .59%    $ 589,579      4,315     .73%
  Time deposits                      643,121    20,153     3.13       642,596     19,823     3.08       715,310     22,610    3.16
  Short-term borrowings               25,766       783     3.04        71,926      1,017     1.41        35,262        431    1.22
  Other borrowings                   356,728    19,502     5.47       376,600     19,974     5.30       392,540     20,869    5.32
                                  ----------   -------     ----    ----------    -------     ----     ---------    -------    ----
    Total interest-bearing
    liabilities:                   1,712,750    47,469     2.77%    1,743,616     44,686     2.56%    1,732,691     48,225    2.78%
                                               -------     ====                  -------     ====                  -------    ====

Non interest-bearing
  liabilities:
Demand deposits                      153,027                          150,944                           177,712
Other                                 26,942                           29,519                            30,441
                                  ----------                       ----------                        ----------
                                   1,892,719                        1,924,079                         1,940,844

Shareholders' equity                 270,577                          268,089                           252,141
                                  ----------                       ----------                        ----------
    TOTALS                        $2,163,296                       $2,192,168                        $2,192,985
                                  ==========                       ==========                        ==========

Net interest earnings                          $79,034                           $77,781                           $82,044
                                               =======                           =======                           =======

Net yield on interest-earning assets                       3.92%                             3.81%                            4.02%
                                                           ====                              ====                             ====


(1) For purposes of these computations, nonaccruing loans are included in the daily average loan amounts outstanding.

(2) Interest income includes the effect of tax equivalent adjustments using a federal tax rate of 35%.

                          FIRST FINANCIAL CORPORATION

MARKET AND DIVIDEND INFORMATION

     At year-end 2005 shareholders owned 13,373,570 shares of the Corporation's common stock. The stock is traded over-the-counter under the NASDAQ National Market System with the symbol THFF. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

     Historically, the Corporation has paid cash dividends semi-annually and currently expects that comparable cash dividends will continue to be paid in the future. The following table gives quarterly high and low trade prices and dividends per share during each quarter for 2005 and 2004.

                                               2005                                    2004
                                   ----------------------------            ------------------------------
                                     TRADE PRICE        CASH                  TRADE PRICE         CASH
                                                      DIVIDENDS                                 DIVIDENDS
Quarter ended                       HIGH      LOW     DECLARED              HIGH       LOW      DECLARED
-------------                      ------    ------   ---------            ------     ------    ---------
March 31                           $34.48    $29.55                        $31.49     $28.50
June 30                            $29.57    $25.39     $.40               $32.43     $27.81      $.39
September 30                       $31.99    $25.70                        $32.91     $30.38
December 31                        $28.29    $25.75     $.42               $37.07     $30.72      $.40

                                       42