Form 10-K, Exhibit 13
period 2006-12-31
FIRST FINANCIAL CORP /IN/
filed 2007-03-15
CIK 714562

Five Year Comparison Of Selected Financial Data

(Dollar amounts in thousands,
except per share amounts)	2006	2005	2004	2003	2002
BALANCE SHEET DATA:
Total assets	$2,175,998	$2,136,918	$2,183,992	$2,223,057	$2,169,748
Securities	559,053	536,291	507,990	576,950	520,166
Loans, net of unearned fees	1,392,755	1,395,741	1,463,871	1,429,525	1,432,564
Deposits	1,502,682	1,464,918	1,443,121	1,479,347	1,434,654
Borrowings	358,008	370,090	438,013	451,862	457,645
Shareholders’ equity	271,260	269,323	268,335	255,279	241,971
INCOME STATEMENT DATA:
Interest income	130,832	121,647	116,888	122,661	136,262
Interest expense	57,129	47,469	44,686	48,225	58,086
Net interest income	73,703	74,178	72,202	74,436	78,176
Provision for loan losses	6,983	11,698	8,292	7,455	9,478
Other income	28,826	32,025	35,754	30,819	30,468
Other expenses	64,656	63,538	63,656	62,461	63,317
Net income	23,539	23,054	28,009	26,493	28,640
PER SHARE DATA:
Net income	1.77	1.72	2.07	1.95	2.10
Cash dividends	0.85	.82	.79	.70	.62
PERFORMANCE RATIOS:
Net income to average assets	1.10%	1.07%	1.28%	1.21%	1.30%
Net income to average shareholders’ equity	8.57	8.52	10.45	10.57	12.01
Average total capital to average assets	13.56	13.35	13.24	12.45	11.73
Average shareholders’ equity to average assets	12.79	12.51	12.23	11.43	10.80
Dividend payout	44.18	47.57	38.13	35.88	29.57

Consolidated Balance Sheets

	December 31,
(Dollar amounts in thousands, except per share data)	2006	2005
ASSETS
Cash and due from banks	$77,682	$78,201
Federal funds sold	21,437	2,982
Securities available-for-sale	559,053	536,291
Loans, net of allowance of $16,169 in 2006 and $16,042 in 2005	1,376,586	1,379,699
Accrued interest receivable	13,972	12,537
Premises and equipment, net	33,267	31,270
Bank-owned life insurance	57,905	55,832
Goodwill	7,102	7,102
Other intangible assets	2,363	2,860
Other real estate owned	3,194	4,115
Other assets	23,437	26,029

Total Assets	$2,175,998	$2,136,918

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Non-interest-bearing	$227,808	$182,416
Interest-bearing:
Certificates of deposit of $100 or more	189,323	189,493
Other interest-bearing deposits	1,085,551	1,093,009

	1,502,682	1,464,918
Short-term borrowings	16,203	26,224
Other borrowings	341,805	343,866
Other liabilities	44,048	32,587

Total Liabilities	1,904,738	1,867,595
Shareholders’ equity
Common stock, $.125 stated value per share,
Authorized shares — 40,000,000
Issued shares — 14,450,966
Outstanding shares — 13,270,321 in 2006 and 13,373,570 in 2005	1,806	1,806
Additional paid-in capital	68,003	67,670
Retained earnings	235,967	223,710
Accumulated other comprehensive income (loss)	(5,494)	1,903
Less: Treasury shares at cost — 1,180,645 in 2006 and 1,077,396 in 2005	(29,022)	(25,766)

Total Shareholders’ Equity	271,260	269,323

Total Liabilities and Shareholders’ Equity	$2,175,998	$2,136,918

See accompanying notes.

Consolidated Statements of Income

	Years Ended December 31,
(Dollar amounts in thousands, except per share data)	2006	2005	2004
INTEREST AND DIVIDEND INCOME:
Loans, including related fees	$99,850	$96,388	$92,440
Securities:
Taxable	21,877	16,802	15,315
Tax-exempt	6,243	6,306	7,055
Other	2,862	2,151	2,078

Total Interest and Dividend Income	130,832	121,647	116,888
INTEREST EXPENSE:
Deposits	37,285	27,184	23,695
Short-term borrowings	746	783	1,017
Other borrowings	19,098	19,502	19,974

Total Interest Expense	57,129	47,469	44,686

Net Interest Income	73,703	74,178	72,202
Provision for loan losses	6,983	11,698	8,292

Net Interest Income After Provision For Loan Losses	66,720	62,480	63,910
NON-INTEREST INCOME:
Trust and financial services	3,766	3,626	3,918
Service charges and fees on deposit accounts	11,639	11,732	11,499
Other service charges and fees	5,279	6,440	6,794
Securities gains (losses)	6	571	(165)
Insurance commissions	6,323	5,995	6,142
Gain on sale of mortgage loans	191	1,289	806
Gain on life insurance benefit	—	—	4,113
Other	1,622	2,372	2,647

Total Non-Interest Income	28,826	32,025	35,754
NON-INTEREST EXPENSES:
Salaries and employee benefits	39,739	38,617	37,876
Occupancy expense	3,994	3,796	3,904
Equipment expense	4,305	3,861	3,585
Other	16,618	17,264	18,291

Total Non-Interest Expense	64,656	63,538	63,656

Income Before Income Taxes	30,890	30,967	36,008
Provision for income taxes	7,351	7,913	7,999

Net Income	$23,539	$23,054	$28,009

EARNINGS PER SHARE:
Basic and Diluted	$1.77	$1.72	$2.07

Weighted average number of shares outstanding (in thousands)	13,295	13,433	13,525

See accompanying notes.

Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated
				Other
	Common	Additional	Retained	Comprehensive	Treasury
(Dollar amounts in thousands, except per share data)	Stock	Paid-In Capital	Earnings	Income (Loss)	Stock	Total
Balance, January 1, 2004	$1,806	$67,181	$194,294	$11,463	$(19,465)	$255,279
Comprehensive income:
Net income	—	—	28,009	—	—	28,009
Other comprehensive income, net of tax:
Change in net unrealized gains/losses on securities available-for-sale, net	—	—	—	(3,106)	—	(3,106)

Total comprehensive income						24,903
Two-for-one stock split (6,782,885 shares)	—	—	—	—	—	—
Contribution of 40,000 shares to ESOP	—	338	—	—	825	1,163
Treasury stock purchase (80,120 shares)	—	—	—	—	(2,330)	(2,330)
Cash dividends, $.70 per share	—	—	(10,680)	—	—	(10,680)

Balance, December 31, 2004	1,806	67,519	211,623	8,357	(20,970)	268,335
Comprehensive income:
Net income	—	—	23,054	—	—	23,054
Other comprehensive loss, net of tax:
Change in net unrealized gains/losses on securities available-for-sale, net	—	—	—	(6,454)	—	(6,454)

Total comprehensive income						16,600
Contribution of 36,000 shares to ESOP	—	151	—	—	993	1,144
Treasury stock purchase (79,000 shares)	—	—	—	—	(5,789)	(5,789)
Cash dividends, $.79 per share	—	—	(10,967)	—	—	(10,967)

Balance, December 31, 2005	1,806	67,670	223,710	1,903	(25,766)	269,323
Comprehensive income:
Net income	—	—	23,539	—	—	23,539
Other comprehensive loss, net of tax:
Change in net unrealized gains/losses on securities available-for-sale, net	—	—	—	1,161	—	1,161

Total comprehensive income						24,700
Adjustment to initially apply SFAS No. 158, net of tax (Note 1)	—	—	—	(8,558)	—	(8,558)
Contribution of 34,000 shares to ESOP	—	333	—	—	831	1,164
Treasury stock purchase (137,249 shares)	—	—	—	—	(4,087)	(4,087)
Cash dividends, $.85 per share	—	—	(11,282)	—	—	(11,282)

Balance, December 31, 2006	$1,806	$68,003	$235,967	$(5,494)	$(29,022)	$271,260

See accompanying notes.

Consolidated Statements of Cash Flows

	Years Ended December 31,
(Dollar amounts in thousands, except per share data)	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$23,539	$23,054	$28,009
Adjustments to reconcile net income to net cash provided by operating activities:
Net (accretion) amortization on securities	2,540	(1,462)	2,092
Provision for loan losses	6,983	11,698	8,292
Securities (gains) losses	(6)	(571)	165
Depreciation and amortization	3,515	3,363	3,184
Provision for deferred income taxes	(3,579)	1,716	1,648
Net change in accrued interest receivable	(1,435)	(521)	1,057
Contribution of shares to ESOP	1,164	1,144	1,163
Gains on life insurance benefit	—	—	(4,113)
Other, net	9,688	592	1,842

Net Cash from Operating Activities	42,409	39,013	43,339

CASH FLOWS FROM INVESTING ACTIVITIES:
Sales of securities available-for-sale	—	11,376	11,466
Calls, maturities and principal reductions on securities available-for-sale	157,031	373,741	105,945
Purchases of securities available-for-sale	(180,393)	(422,141)	(55,885)
Loans made to customers, net of repayments	(6,510)	49,806	(44,834)
Net change in federal funds sold	(18,455)	2,418	450
Purchase of bank-owned life insurance	—	(5,000)	—
Purchase of customer list	—	(338)	—
Proceeds from life insurance benefit	—	—	7,267
Additions to premises and equipment	(5,015)	(2,908)	(4,458)

Net Cash from Investing Activities	(53,342)	6,954	19,951

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in deposits	37,764	21,797	(36,226)
Net change in other short-term borrowings	(10,021)	(49,303)	6,898
Dividends paid	(11,181)	(10,779)	(10,155)
Purchases of treasury stock	(4,087)	(5,789)	(2,330)
Proceeds from other borrowings	—	—	85,006
Repayments on other borrowings	(2,061)	(18,620)	(105,753)

Net Cash from Financing Activities	10,414	(62,694)	(62,560)

Net Change in Cash and Cash Equivalents	(519)	(16,727)	730
Cash and Cash Equivalents, Beginning of Year	78,201	94,928	94,198

Cash and Cash Equivalents, End of Year	$77,682	$78,201	$94,928

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$56,150	$46,919	$44,979

Income taxes	$11,202	$5,413	$6,501

See accompanying notes.

Notes to Consolidated Financial Statements
1.	BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

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

First Financial Bank also has two investment subsidiaries, Portfolio Management Specialists A (Specialists A) and Portfolio Management Specialists B (Specialists B), which were established to hold and manage certain assets as part of a strategy to better manage various income streams and provide opportunities for capital creation as needed. Specialists A and Specialists B subsequently entered into a limited partnership agreement, Global Portfolio Limited Partners. Portfolio Management Specialists B also owns First Financial Real Estate, LLC. At December 31, 2006, $461.4 million of securities and loans were owned by these subsidiaries. Specialists A, Specialists B, Global Portfolio Limited Partners and First Financial Real Estate LLC are included in the consolidated financial statements.

The Corporation, which is headquartered in Terre Haute, Indiana, offers a wide variety of financial services including commercial, mortgage and consumer lending, lease financing, trust account services and depositor services through its four subsidiaries. The Corporation’s primary source of revenue is derived from loans to customers, primarily middle-income individuals, and investment activities.

The Corporation operates 48 branches in west-central Indiana and east-central Illinois. First Financial Bank is the largest bank in Vigo County. It operates 12 full-service banking branches within the county; five in Clay County, Indiana; one in Greene County, Indiana; three in Knox County, Indiana; five in Parke County, Indiana; one in Putnam County, Indiana; five in Sullivan County, Indiana; four in Vermillion County, Indiana; one in Clark County, Illinois; one in Coles County, Illinois; three in Crawford County, Illinois; one in Jasper County, Illinois; two in Lawrence County, Illinois; two in Richland County, Illinois; one in Vermilion County, Illinois; and one in Wayne County, Illinois. It also has a main office in downtown Terre Haute and an operations center/office building in southern Terre Haute.

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

Securities: The Corporation classifies all securities as “available for sale.” Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value with unrealized holdings gains and losses, net of taxes, reported in other comprehensive income within shareholders’ equity.

Interest income includes amortization of purchase premium or discount. Premiums and discounts are amortized on the level yield method without anticipating prepayments. Mortgage-backed securities are amortized over the expected life. Realized gains and losses on sales are based on the amortized cost of the security sold. Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: 1) the length of time and extent that fair value has been less than cost; 2) the financial condition and near term prospects of the issuer; and 3) the Corporation’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

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

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values,

Notes to Consolidated Financial Statements

economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off. The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgages, consumer and credit card loans, and on an individual basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows, using the loan’s existing rate, or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment and, accordingly, they are not separately identified for impairment disclosures.

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

Bank-Owned Life Insurance: The Corporation has purchased life insurance policies on certain key executives. Bank-owned life insurance is recorded at its cash surrender value, or the amount that can be realized. Income on the investments in life insurance is included in other interest income.

Goodwill and Other Intangible Assets: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Other intangible assets consist of core deposit and acquired customer relationship intangible assets arising from the whole bank, insurance agency and branch acquisitions. They are initially measured at fair value and then are amortized over their estimated useful lives, which are 12 and 10 years, respectively.

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

Employee Stock Ownership Plan: Shares of treasury stock are issued to the ESOP and compensation expense is recognized based upon the total market price of shares when contributed.

Deferred Compensation Plan: A deferred compensation plan covers all directors. Under the plan, the Corporation pays each director, or their beneficiary, the amount of fees deferred plus interest over 10 years, beginning when the director achieves age 65. A liability is accrued for the obligation under these plans. The expense incurred for the deferred compensation for each of the last three years was $201 thousand, $164 thousand and $160 thousand, resulting in a deferred compensation liability of $2.2 million and $2.2 million as of year-end 2006 and 2005.

Long-Term Incentive Plan: A long-term incentive plan provides for the payment of incentive rewards as a 15-year annuity to all directors and certain key officers. The plan expires December 31, 2009, and compensation expense is recognized over the service period. Payments under the plan generally do not begin until the earlier of January 1, 2015, or the January 1 immediately following the year in which the participant reaches age 65. Compensation expense for each of the last three years was $1.7 million, $1.6 million and $1.5 million, resulting in a liability of $9.4 million and $7.8 million as of year-end 2006 and 2005.

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

Notes to Consolidated Financial Statements

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

Operating Segment: While the Corporation’s chief decision-makers monitor the revenue streams of the various products and services, the operating results of significant segments are similar and operations are managed and financial performance is evaluated on a corporate-wide basis. Accordingly, all of the Corporation’s financial service operations are considered by management to be aggregated in one reportable operating segment, which is banking.

Adoption of New Accounting Standards:

FASB Interpretation No. 48 — In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN 48), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Corporation has determined that the adoption of FIN 48 will not have a material effect on the financial statements.

SFAS No. 157 — In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The new standard is effective for fiscal years beginning after November 15, 2007. The Corporation does not believe that the adoption of SFAS No. 157 will have a material impact on the financial statements.

SFAS No. 158 — In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans” — an amendment of FASB Statements No. 87, 88, 106 and 132(R). This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through comprehensive income. Defined benefit plan assets and obligations are to be measured as of the date of the employer’s fiscal year-end. The employer must disclose in the notes to the financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of gains and losses, prior service costs or credits, and transition asset or obligation. The new standard is effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this standard had no impact on our consolidated statement of income or cash flows. The adoption of this standard had the following impact on individual line items of our December 31, 2006 balance sheet:

	Before		After
	Application of		Application of
	SFAS No. 158	Adjustments	SFAS No. 158
Deferred tax assets	$8,699	$5,706	$14,404
Total assets	$2,170,292	$5,706	$2,175,998
Liability for post-retirement benefits	$(2,666)	$14,264	$11,598
Total liabilities	$1,890,474	$14,264	$1,904,738
Accumulated other comprehensive income (loss)	$(3,064)	$(8,558)	$(5,494)
Total shareholders’ equity	$279,818	$(8,558)	$271,260

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SAB 108 — In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB 108, companies might evaluate the materiality of financial statement misstatements using either the income statement or balance sheet approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company’s balance sheet. Misstatements that would be material under one approach can be viewed as immaterial under another approach, and not be corrected. SAB 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. This statement is effective as of the end of the fiscal year ending after December 15, 2006. The adoption of SAB 108 had no effect on the Corporation’s financial statements for the year ending December 31, 2006.

Effect of Newly Issued But Not Yet Effective Accounting Standards — Other new accounting standards have been issued that the Corporation does not expect will have a material effect on the financial statements when adopted in future years or for which the Corporation has not yet completed its evaluation of the potential effect upon adoption. In general, these standards revise the accounting for derivatives embedded in other financial instruments for 2007, revise the recognition and accounting for servicing of financial assets for 2007, revise the accrual of post-retirement benefits associated with providing life insurance for 2008, and revise the accounting for cash surrender value for 2007.

Reclassifications: Some items in prior year financial statements were reclassified to conform to the current presentation.

2.	FAIR VALUES OF FINANCIAL INSTRUMENTS:

Carrying amount is the estimated fair value for cash and due from banks, federal funds sold, short-term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt and variable-rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed-rate loans or deposits, variable rate loans or deposits with infrequent repricing or repricing limits, and for longer-term borrowings, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of debt is based on current rates for similar financing. The fair value of off-balance sheet items is not considered material.

The carrying amount and estimated fair value of financial instruments are presented in the table below and were determined based on the above assumptions:

	December 31,
	2006		2005
	Carrying	Fair	Carrying	Fair
(Dollar amounts in thousands)	Value	Value	Value	Value
Cash and due from banks	$77,682	$77,682	$78,201	$78,201
Federal funds sold	21,437	21,437	2,982	2,982
Securities available-for-sale	559,053	559,053	536,291	536,291
Loans, net	1,376,586	1,366,848	1,379,699	1,371,835
Accrued interest receivable	13,972	13,972	12,537	12,537
Deposits	(1,502,682)	(1,506,761)	(1,464,918)	(1,469,670)
Short-term borrowings	(16,203)	(16,203)	(26,224)	(26,224)
Federal Home Loan Bank advances	(335,205)	(336,231)	(337,266)	(338,849)
Other borrowings	(6,600)	(6,600)	(6,600)	(6,600)
Accrued interest payable	(4,668)	(4,668)	(3,692)	(3,692)

Notes to Consolidated Financial Statements
3.	RESTRICTIONS ON CASH AND DUE FROM BANKS:

Certain affiliate banks are required to maintain average reserve balances with the Federal Reserve Bank that do not earn interest. The amount of those reserve balances was approximately $7.4 million and $4.1 million at December 31, 2006 and 2005, respectively.

4.	SECURITIES:

The fair value of securities available-for-sale and related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

	December 31, 2006
	Amortized	Unrealized		Fair
(Dollar amounts in thousands)	Cost	Gains	Losses	Value
U.S. Government sponsored entity mortgage-backed securities and agencies	$334,383	$1,025	$(4,562)	$330,846
Collateralized mortgage obligations	9,935	37	(2)	9,970
State and municipal	136,124	4,163	(217)	140,070
Corporate obligations	68,952	520	—	69,472
Equities	4,556	4,139	—	8,695

Total	$553,950	$9,884	$(4,781)	$559,053

	December 31, 2005
	Amortized	Unrealized		Fair
(Dollar amounts in thousands)	Cost	Gains	Losses	Value
U.S. Government sponsored entity mortgage-backed securities and agencies	$306,697	$787	$(6,081)	$301,403
Collateralized mortgage obligations	2,357	7	(4)	2,360
State and municipal	129,916	4,543	(414)	134,045
Corporate obligations	89,740	534	(50)	90,224
Equities	4,410	3,849	—	8,259

Total	$533,120	$9,720	$(6,549)	$536,291

As of December 31, 2006, the Corporation does not have any securities from any issuer, other than the U.S. Government, with an aggregate book or fair value that exceeds ten percent of shareholders’ equity.

Securities with a carrying value of approximately $51.4 million and $54.7 million at December 31, 2006 and 2005, respectively, were pledged as collateral for short-term borrowings and for other purposes.

Below is a summary of the gross gains and losses realized by the Corporation on investment sales during the years ended December 31, 2006, 2005 and 2004, respectively.

(Dollar amounts in thousands)	2006	2005	2004
Proceeds	—	$11,376	$11,466
Gross gains	—	537	409
Gross losses	—	—	—
Additional gains of $6 thousand in 2006 and $34 thousand in 2005 resulted from redemption premiums on called securities.

The Corporation evaluates securities for other-than-temporary impairment on a quarterly basis. Factors considered include length of time impaired, reason for impairment, outlook and the Corporation’s ability to hold the investment to allow for recovery of fair value. There were no securities considered to be other-than-temporarily impaired at December 31, 2006 or December 31, 2005. At December 31, 2004, the Corporation had one security that it considered to be other-than-temporarily impaired, and the Corporation wrote down the value of the investment by $621 thousand to its fair value and subsequently sold the security.

Notes to Consolidated Financial Statements

Contractual maturities of debt securities at year-end 2006 were as follows. Securities not due at a single maturity or with no maturity date, primarily mortgage-backed and equity securities, are shown separately.

	Available-for-Sale
	Amortized	Fair
(Dollar amounts in thousands)	Cost	Value
Due in one year or less	$38,542	$38,899
Due after one but within five years	83,667	85,683
Due after five but within ten years	56,049	58,182
Due after ten years	39,129	39,200

	217,387	221,964
Mortgage-backed securities and equities	336,563	337,089

Total	$553,950	$559,053

The following tables show the securities’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at December 31, 2006 and 2005.

	December 31, 2006
	Less Than 12 Months		More Than 12 Months		Total
		Unrealized		Unrealized		Unrealized
(Dollar amounts in thousands)	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
U.S. Government sponsored entity mortgage-backed securities and agencies	$56,368	$(196)	$192,410	$(4,366)	$248,778	$(4,562)
Collateralized mortgage obligations	4,771	—	14	(2)	4,785	(2)
State and municipal obligations	5,950	(62)	13,422	(155)	19,372	(217)
Corporate obligations	—	—	—	—	—	—

Total temporarily impaired securities	$67,089	$(258)	$205,846	$(4,523)	$272,935	$(4,781)

	December 31, 2005
	Less Than 12 Months		More Than 12 Months		Total
		Unrealized		Unrealized		Unrealized
(Dollar amounts in thousands)	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
U.S. Government sponsored entity mortgage-backed securities and agencies	$206,666	$(4,250)	$57,222	$(1,831)	$263,888	$(6,081)
Collateralized mortgage obligations	904	(2)	1,334	(2)	2,238	(4)
State and municipal obligations	14,509	(240)	8,994	(174)	23,503	(414)
Corporate obligations	698	(2)	950	(48)	1,648	(50)

Total temporarily impaired securities	$222,777	$(4,494)	$68,500	$(2,055)	$291,277	$(6,549)

These losses represent negative adjustments to market value relative to the rate of interest paid on the securities and not losses related to the creditworthiness of the issuer. Management has the intent and ability to hold for the foreseeable future and believes the value will recover as the securities approach maturity or market rates change.

Notes to Consolidated Financial Statements
5.	LOANS: Loans are summarized as follows:

	December 31,
(Dollar amounts in thousands)	2006	2005
Commercial, financial and agricultural	$407,995	$382,214
Real estate — construction	33,336	31,918
Real estate — residential	447,865	429,064
Real estate — commercial	244,124	277,944
Installment	257,065	272,062
Lease financing	2,064	2,845

Total gross loans	1,392,989	1,396,047
Less: unearned income	(234)	(306)
Allowance for loan losses	(16,169)	(16,042)

Total	$1,376,586	$1,379,699

In the normal course of business, the Corporation’s subsidiary banks make loans to directors and executive officers and to their associates. In 2006 the aggregate dollar amount of these loans to directors and executive officers who held office at the end of the year amounted to $22.0 million at the beginning of the year. During 2006, advances of $24.2 million and repayments of $21.9 million were made with respect to related party loans for an aggregate dollar amount outstanding of $24.3 million at December 31, 2006.

Loans serviced for others, which are not reported as assets, total $382.2 million and $416.6 million at year-end 2006 and 2005.

Activity for capitalized mortgage servicing rights (included in other assets) and the related valuation allowance was as follows:

	December 31,
(Dollar amounts in thousands)	2006	2005	2004
Servicing rights:
Beginning of year	$2,931	$2,960	$3,114
Additions	114	735	631
Amortized to expense	(726)	(764)	(785)

End of year	$2,319	$2,931	$2,960

Valuation allowance:
Beginning of year	—	—	$200
Reductions credited to expense	—	—	(200)

End of year	—	—	$0

Third party valuations are conducted periodically for mortgage servicing rights. Based on these valuations, fair values approximate carrying values.

6.	ALLOWANCE FOR LOAN LOSSES:

Changes in the allowance for loan losses are summarized as follows:

	December 31,
(Dollar amounts in thousands)	2006	2005	2004
Balance at beginning of year	$16,042	$19,918	$21,239
Provision for loan losses	6,983	11,698	8,292
Recoveries of loans previously charged off	3,653	1,918	1,771
Loans charged off	(10,509)	(17,492)	(11,384)

Balance at End of Year	$16,169	$16,042	$19,918

Notes to Consolidated Financial Statements
Impaired loans were as follows:

	December 31,
(Dollar amounts in thousands)	2006	2005
Year-end loans with no allocated allowance for loan losses	$503	$500
Year-end loans with allocated allowance for loan losses	4,865	3,622

Total	$5,368	$4,122

Amount of the allowance for loan losses allocated	$2,480	$1,657
Nonperforming loans:
Loans past due over 90 days still on accrual	4,691	6,354
Non-accrual loans	9,893	8,464
Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

(Dollar amounts in thousands)	2006	2005	2004
Average of impaired loans during the year	$3,336	$11,992	$14,794
Interest income recognized during impairment	13	126	436
Cash-basis interest income recognized	0	11	315
7.	PREMISES AND EQUIPMENT:

Premises and equipment are summarized as follows:

	December 31,
(Dollar amounts in thousands)	2006	2005
Land	$5,653	$5,617
Building and leasehold improvements	38,047	35,290
Furniture and equipment	31,717	29,887

	75,417	70,794
Less accumulated depreciation	(42,150)	(39,524)

Total	$33,267	$31,270

Aggregate depreciation expense was $3.02 million, $2.79 million and $2.62 million for 2006, 2005 and 2004, respectively.

8.	GOODWILL AND INTANGIBLE ASSETS:

The Corporation completed its annual impairment testing of goodwill during the second quarter of 2006 and 2005. Management does not believe any amount of the goodwill is impaired.

Intangible assets subject to amortization at December 31, 2006 and 2005 are as follows:

	2006		2005
	Gross	Accumulated	Gross	Accumulated
(Dollar amounts in thousands)	Amount	Amortization	Amount	Amortization
Customer list intangible	$3,446	$1,997	$3,446	$1,692
Core deposit intangible	2,193	1,279	2,193	1,117
Non-compete agreements	500	500	500	470

	$6,139	$3,776	$6,139	$3,279

Aggregate amortization expense was $497 thousand, $571 thousand and $558 thousand for 2006, 2005 and 2004, respectively.

Estimated amortization expense for the next five years is as follows:

In thousands
2007	$425
2008	425
2009	425
2010	425
2011	245

Notes to Consolidated Financial Statements
9.	DEPOSITS

Scheduled maturities of time deposits for the next five years are as follows:

2007	$504,684
2008	78,206
2009	39,032
2010	14,936
2011	9,414
10.	SHORT-TERM BORROWINGS

A summary of the carrying value of the Corporation’s short-term borrowings at December 31, 2006 and 2005 is presented below:

(Dollar amounts in thousands)	2006	2005
Federal funds purchased	$10,179	$19,032
Repurchase agreements	5,407	5,579
Other short-term borrowings	617	1,613

	$16,203	$26,224

(Dollar amounts in thousands)	2006	2005
Average amount outstanding	$15,691	$25,927
Maximum amount outstanding at a month end	38,940	54,808
Average interest rate during year	4.77%	3.16%
Interest rate at year-end	4.74%	3.77%

Federal funds purchased are generally due in one day and bear interest at market rates. Other borrowings, primarily note payable—U.S. government, are due on demand, secured by a pledge of securities and bear interest at market rates.

Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance. The Corporation maintains possession of and control over these securities.

11.	OTHER BORROWINGS:

Other borrowings at December 31, 2006 and 2005 are summarized as follows:

(Dollar amounts in thousands)	2006	2005
FHLB advances	$335,205	$337,266
City of Terre Haute, Indiana economic development revenue bonds	6,600	6,600

Total	$341,805	$343,866

The aggregate minimum annual retirements of other borrowings are as follows:

2007	$6,957
2008	52,779
2009	22,940
2010	257,500
2011	611
Thereafter	1,018

$341,805

Notes to Consolidated Financial Statements

The Corporation’s subsidiary banks are members of the Federal Home Loan Bank (FHLB) and accordingly are permitted to obtain advances. The advances from the FHLB, aggregating $335.2 million at December 31, 2006, and $337.3 million at December 31, 2005, accrue interest, payable monthly, at annual rates, primarily fixed, varying from 4.9% to 6.6% in 2006 and 3.3% to 6.6% in 2005. The advances are due at various dates through August 2017. FHLB advances are, generally, due in full at maturity. They are secured by eligible securities totaling $197.5 million and $129.9 million at December 31, 2006 and 2005 and a blanket pledge on real estate loan collateral. Based on this collateral and the Corporation’s holdings of FHLB stock, the Corporation is eligible to borrow up to $437.5 million at year end 2006. Certain advances may be prepaid, without penalty, prior to maturity. The FHLB can adjust the interest rate from fixed to variable on certain advances, but those advances may then be prepaid, without penalty.

The economic development revenue bonds (bonds) require periodic interest payments each year until maturity or redemption. The interest rate, which was 3.97% at December 31, 2006, and 3.58% at December 31, 2005, is determined by a formula which considers rates for comparable bonds and is adjusted periodically. The bonds are collateralized by a first mortgage on the Corporation’s headquarters building. The bonds mature December 1, 2015, but bondholders may periodically require earlier redemption.

The debt agreement for the bonds requires the Corporation to meet certain financial covenants. These covenants require the Corporation to maintain a Tier I capital ratio of at least 6.2% and net income to average assets of 0.6%. At December 31, 2006 and 2005, the Corporation was in compliance with all of its debt covenants.

The Corporation maintains a letter of credit with another financial institution, which could be used to repay the bonds, should they be called. The letter of credit expired November 1, 2006, and was automatically extended for one year. Assuming redemption will be funded by the letter of credit, or by other similar borrowings, there are no anticipated principal maturities of the bonds within the next five years.

12.	INCOME TAXES:

Income tax expense is summarized as follows:

(Dollar amounts in thousands)	2006	2005	2004
Federal:
Currently payable	$10,409	$6,202	$5,884
Deferred	(3,335)	1,334	1,282

	7,074	7,536	7,166
State:
Currently payable	521	(5)	467
Deferred	(244)	382	366

	277	377	833

Total	$7,351	$7,913	$7,999

The reconciliation of income tax expense with the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is summarized as follows:

(Dollar amounts in thousands)	2006	2005	2004
Federal income taxes computed at the statutory rate	$10,812	$10,839	$12,603
Add (deduct) tax effect of:
Tax exempt income	(3,056)	(2,902)	(4,889)
State tax, net of federal benefit	180	245	541
Affordable housing credits	(329)	(327)	(327)
Other, net	(256)	58	71

Total	$7,351	$7,913	$7,999

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2006 and 2005, are as follows:

(Dollar amounts in thousands)	2006	2005
Deferred tax assets:
Net unrealized losses on pension	$5,705	$—
Loan losses provision	6,448	6,454
Deferred compensation	4,675	4,012
Compensated absences	513	494
Post-retirement benefits	1,068	920
State net operating loss carry forward	—	78
Other	1,025	981

Gross Deferred Assets	19,434	12,939

Deferred tax liabilities:
Net unrealized gains on securities available-for-sale	(2,042)	(1,268)
Depreciation	(1,435)	(1,440)
Federal Home Loan Bank stock dividends	(751)	(1,519)
Mortgage servicing rights	(924)	(1,176)
Pensions	(2,361)	(2,394)
Other	(1,281)	(3,012)

Gross Deferred Liabilities	(8,794)	(10,809)

Net Deferred Tax Assets (liabilities)	$10,640	$2,130

13.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include conditional commitments and commercial letters of credit. The financial instruments involve to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the financial statements. The Corporation’s maximum exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to make loans is limited generally by the contractual amount of those instruments. The Corporation follows the same credit policy to make such commitments as is followed for those loans recorded in the consolidated financial statements.

Commitment and contingent liabilities are summarized as follows at December 31:

(Dollar amounts in thousands)	2006	2005
Home equity	$38,205	$32,338
Credit card lines	46,238	46,276
Commercial operating lines	159,630	150,462
Other commitments	51,018	43,034

	$295,091	$272,110
Commercial letters of credit	17,289	6,933

The majority of commercial operating lines and home equity lines are variable rate, while the majority of other commitments to fund loans are fixed rate. Since many commitments to make loans expire without being used, these amounts do not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management’s credit evaluation of the borrower, and may include accounts receivable, inventory, property, land and other items. The approximate duration of these commitments is generally one year or less.

Notes to Consolidated Financial Statements
14.	RETIREMENT PLANS:

Substantially all employees of the Corporation are covered by a retirement program that consists of a defined benefit plan and an employee stock ownership plan (ESOP). Plan assets consist primarily of the Corporation’s stock and obligations of U.S. Government agencies. Benefits under the defined benefit plan are actuarially determined based on an employee’s service and compensation, as defined, and funded as necessary.

Assets in the ESOP are considered in calculating the funding to the defined benefit plan required to provide such benefits. Any shortfall of benefits under the ESOP are to be provided by the defined benefit plan. The ESOP may provide benefits beyond those determined under the defined benefit plan. Contributions to the ESOP are determined by the Corporation’s Board of Directors. The Corporation made contributions to the defined benefit plan of $1.96 million, $1.41 million and $1.42 million in 2006, 2005 and 2004. The Corporation contributed $1.16 million, $1.14 million and $1.16 million to the ESOP in 2006, 2005 and 2004.

The Corporation uses a measurement date of December 31, 2006.

Net periodic benefit cost and other amounts recognized in other comprehensive income included the following components:

(Dollar amounts in thousands)	2006	2005	2004
Service cost — benefits earned	$2,919	$2,725	$2,508
Interest cost on projected benefit obligation	2,328	2,451	2,168
Expected return on plan assets	(2,793)	(3,285)	(2,799)
Net amortization and deferral	744	229	227

Total pension expense	$3,198	$2,120	$2,104

The estimated net loss and prior service costs for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $468 thousand and $(18) thousand.

The following information sets forth the change in projected benefit obligation, reconciliation of plan assets, and the funded status of the Corporation’s retirement program. Actuarial present value of benefits is based on service to date and present pay levels.

(Dollar amounts in thousands)	2006	2005
Change in benefit obligation:
Benefit obligation at January 1	$42,541	$42,820
Service cost	2,919	2,725
Interest cost	2,328	2,451
Actuarial (gain) loss	3,602	(1,831)
Benefits paid	(1,470)	(3,624)

Benefit obligation at December 31	49,920	42,541

Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	34,488	41,007
Actual return on plan assets	(8,911)	(5,445)
Employer contributions	3,127	2,550
Benefits paid	(1,470)	(3,624)

Fair value of plan assets at December 31	45,056	34,488

Funded status:
Funded status at December 31	(4,864)	(8,053)
Unrecognized prior service cost	—	(158)
Unrecognized net actuarial cost	—	14,214

Net amount recognized in the consolidated balance sheets	$(4,864)	$6,003

Notes to Consolidated Financial Statements
Prior to the adoption of FAS Statement No. 158, amounts recognized in the balance sheet at December 31, 2005 consist of:

Prepaid benefit cost	$6,003
Amounts recognized in accumulated other comprehensive income at December 31, 2006 consist of:

Net loss (gain)	$10,935
Prior service cost (credit)	(140)

$10,795

The accumulated benefit obligation for the defined benefit pension plan was $42,152 and $34,206 at year-end 2006 and 2005.

Principal assumptions used:

Discount rate	5.50%	5.75%
Rate of increase in compensation levels	3.75	3.75
Expected long-term rate of return on plan assets	8.00	8.00

The expected long-term rate of return was estimated using market benchmarks for equities and bonds applied to the plan’s target asset allocation. Management estimated the rate by which plan assets would perform based on historical experience as adjusted for changes in asset allocations and expectations for future return on equities as compared to past periods.

Plan Assets — The Corporation’s pension plan weighted-average asset allocation for the years 2006 and 2005 by asset category are as follows:

			Pension Plan		ESOP
	Pension Plan	ESOP	Percentage of Plan		Percentage of Plan
	Target Allocation	Target Allocation	Assets at December 31,		Assets at December 31,
Asset Category	2007	2007	2006	2005	2006	2005
Equity securities	40-70%	100-100%	64%	64%	94%	99%
Debt securities	60-30	0-0	35	35	0	0
Other	0-0	0-0	1	1	6	1

Total			100%	100%	100%	100%

The investment objective for the retirement program is to maximize total return without exposure to undue risk. Asset allocation favors equities, with a target allocation of approximately 88%. This target includes the Corporation’s ESOP, which is 94% invested in corporate stock. Other investment allocations include fixed income securities and cash.

Equity securities include First Financial Corporation common stock in the amount of $17.0 million (57 percent of total plan assets) and $22.1 million (64 percent of total plan assets) at December 31, 2006 and 2005, respectively.

Notes to Consolidated Financial Statements
Contributions — The Corporation expects to contribute $1.8 million to its pension plan and $1.2 million to its ESOP in 2007.

Estimated Future Payments — The following benefit payments, which reflect expected future service, are expected:

Pension Benefits
(Dollar amounts in thousands)
2007	$513
2008	564
2009	629
2010	756
2011	846
2012–2016	7,027

Supplemental Executive Retirement Plan — The Corporation has established a Supplemental Executive Retirement Plan (SERP) for certain executive officers. The provisions of the SERP allow the Plan’s participants who are also participants in the Corporation’s defined benefit pension plan to receive supplemental retirement benefits to help recompense for benefits lost due to imposition of IRS limitations on benefits under the Corporation’s tax qualified defined benefit pension plan. Expenses related to the plan were $199 thousand in 2006 and $193 thousand in 2005. The SERP has expected benefit payments of $619 thousand after five years, which reflects expected future service. The plan is unfunded and has a measurement date of December 31.

The Corporation has $1.0 million and $674 thousand recognized in the balance sheet as a liability at December 31, 2006 and 2005. Amounts recognized in accumulated other comprehensive income at December 31, 2006 consist of $165 thousand net gain and $370 thousand in prior service cost. The estimated loss and prior service costs for the SERP that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $(17) thousand and $74 thousand.

The Corporation also provides medical benefits to its employees subsequent to their retirement. The Corporation uses a measurement date of December 31, 2006. Accrued post-retirement benefits as of December 31, 2006 and 2005 are as follows:

	December 31,
(Dollar amounts in thousands)	2006	2005
Change in benefit obligation:
Benefit obligation at January 1	$5,500	$6,021
Service cost	116	141
Interest cost	302	319
Plan participants’ contributions	144	143
Actuarial (gain) loss	5	(736)
Benefits paid	(475)	(388)

Benefit obligation at December 31	$5,592	$5,500

Reconciliation of funded status:
Funded status	$5,592	$5,500
Unrecognized transition obligation	—	(482)
Unrecognized net gain (loss)	—	(2,726)

Net amount recognized	$5,592	$2,292

Notes to Consolidated Financial Statements

Prior to adoption of FAS Statement No. 158, amounts recognized in the balance sheet at December 31, 2005 consisted of an accrued benefit cost of $2.3 million. Amounts recognized in accumulated other comprehensive income at December 31, 2006 consist of a net loss of $2.5 million and $422 thousand in transition obligation. The post-retirement benefits paid in 2006 and 2005 of $475 thousand and $388 thousand, respectively, were fully funded by company and participant contributions. There were no other changes to plan assets in 2006 and 2005.

The estimated net loss and transition obligation for the post-retirement benefit plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $172 thousand and $60 thousand.

Weighted-average assumptions as of December 31:

	December 31,
	2006	2005
Discount rate	5.75%	5.50%
Initial weighted health care cost trend rate	9.50	7.50
Ultimate health care cost trend rate	5.00	5.00
Year in which the rate is assumed to stabilize and remain unchanged	2016	2007
Post-retirement health benefit expense included the following components:

	Years Ended December 31,
(Dollar amounts in thousands)	2006	2005	2004
Service cost	$116	$141	$83
Interest cost	302	319	243
Amortization of transition obligation	60	60	60
Recognized actuarial loss	240	250	137

Net periodic benefit cost	$718	$770	$523

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

	1% Point	1% Point
(Dollar amounts in thousands)	Increase	Decrease
Effect on total of service and interest cost components	$9	$(7)
Effect on post-retirement benefit obligation	159	(135)
Contributions — The Corporation expects to contribute $319 thousand to its other post-retirement benefit plan in 2007.

Estimated Future Payments — The following benefit payments, which reflect expected future service, are expected:

Post-Retirement Medical Benefits
(Dollar amounts in thousands)
2007	$319
2008	329
2009	341
2010	354
2011	360
2012–2016	2,124

Amounts recognized in the balance sheet at December 31, 2005 consist of an accrued benefit cost of $2.8 million. Amounts recognized in accumulated other comprehensive income at December 31, 2006 consist of a net loss of $8.4 million.

Notes to Consolidated Financial Statements
15.	OTHER COMPREHENSIVE INCOME (LOSS):

Other comprehensive income (loss) components and related taxes were as follows:

	December 31,
(Dollar amounts in thousands)	2006	2005	2004
Unrealized holding gains and (losses) on securities available-for-sale	$1,938	$(10,186)	$(5,347)
Reclassification adjustments for (gains) and losses later recognized in income	(6)	571	165

Net unrealized gains and losses	1,932	(10,757)	(5,182)
Tax effect	(771)	4,303	2,076

Other comprehensive income (loss)	$1,161	$(6,454)	$(3,106)

16.	REGULATORY MATTERS:

The Corporation and its bank affiliates are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Corporation’s financial statements.

Further, the Corporation’s primary source of funds to pay dividends to shareholders is dividends from its subsidiary banks and compliance with these capital requirements can affect the ability of the Corporation and its banking affiliates to pay dividends. At December 31, 2006, approximately $21.5 million of undistributed earnings of the subsidiary banks, included in consolidated retained earnings, were available for distribution to the Corporation without regulatory approval.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and Banks must meet specific capital guidelines that involve quantitative measures of the Corporation’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation’s and Banks’ capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and Banks to maintain minimum amounts and ratios of Total and Tier I Capital to risk-weighted assets, and of Tier I Capital to average assets. Management believes, as of December 31, 2006 and 2005, that the Corporation meets all capital adequacy requirements to which it is subject.

As of December 31, 2006, the most recent notification from the respective regulatory agencies categorized the subsidiary banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the banks must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the banks’ category.

Notes to Consolidated Financial Statements
The following table presents the actual and required capital amounts and related ratios for the Corporation and First Financial Bank, N.A., at year end 2006 and 2005.

					To Be Well Capitalized
			For Capital		Under Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
(Dollar amounts in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk-based capital
Corporation — 2006	$283,226	17.78%	$127,423	8.00%	N/A	N/A
Corporation — 2005	273,207	16.99%	128,637	8.00%	N/A	N/A
First Financial Bank — 2006	272,455	17.74%	122,834	8.00%	153,542	10.00%
First Financial Bank — 2005	262,282	17.09%	122,804	8.00%	153,506	10.00%
Tier I risk-based capital
Corporation — 2006	$267,057	16.77%	$63,711	4.00%	N/A	N/A
Corporation — 2005	257,165	15.99%	64,319	4.00%	N/A	N/A
First Financial Bank — 2006	259,431	16.90%	61,417	4.00%	92,125	6.00%
First Financial Bank — 2005	248,727	16.20%	61,402	4.00%	92,103	6.00%
Tier I leverage capital
Corporation — 2006	$267,057	12.43%	$85,919	4.00%	N/A	N/A
Corporation — 2005	257,165	11.89%	86,532	4.00%	N/A	N/A
First Financial Bank — 2006	259,431	12.48%	83,146	4.00%	103,932	5.00%
First Financial Bank — 2005	248,727	11.94%	83,355	4.00%	104,194	5.00%
17.	PARENT COMPANY CONDENSED FINANCIAL STATEMENTS:

The parent company’s condensed balance sheets as of December 31, 2006 and 2005, and the related condensed statements of income and cash flows for each of the three years in the period ended December 31, 2006, are as follows:

CONDENSED BALANCE SHEETS

	December 31,
(Dollar amounts in thousands)	2006	2005
ASSETS
Cash deposits in affiliated banks	$7,730	$8,364
Investments in subsidiaries	270,693	267,335
Land and headquarters building, net	6,043	6,244
Other	9,120	8,613

Total Assets	$293,586	$290,556

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Borrowings (including $4.0 million from subsidiary)	$10,636	$10,636
Dividends payable	5,708	5,603
Other liabilities	5,982	4,994

Total Liabilities	22,326	21,233
Shareholders’ equity	271,260	269,323

Total Liabilities and Shareholders’ Equity	$293,586	$290,556

Notes to Consolidated Financial Statements
CONDENSED STATEMENTS OF INCOME

	Years Ended December 31,
(Dollar amounts in thousands)	2006	2005	2004
Dividends from subsidiaries	$14,192	$33,828	$13,670
Other income	984	1,013	967
Interest on borrowings	(615)	(943)	(703)
Other operating expenses	(3,074)	(3,017)	(2,931)

Income before income taxes and equity in undistributed earnings of subsidiaries	11,487	30,881	11,003
Income tax benefit	1,121	1,177	909

Income before equity in undistributed earnings of subsidiaries	12,608	32,058	11,912
Equity in undistributed (dividends in excess of) earnings of subsidiaries	10,931	(9,004)	16,097

Net income	$23,539	$23,054	$28,009

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(Dollar amounts in thousands)	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$23,539	$23,054	$28,009
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for depreciation and amortization	260	258	206
Equity in undistributed earnings (dividends in excess of) of subsidiaries	(10,931)	9,004	(16,097)
Contribution of shares to ESOP	1,164	1,144	1,163
Increase (decrease) in other liabilities	872	479	416
(Increase) decrease in other assets	(227)	(392)	869

Net Cash from Operating Activities	14,677	33,547	14,566
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of furniture and fixtures	(43)	(325)	—

Net Cash from Investing Activities	(43)	(325)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on long-term borrowings	—	(18,000)	—
Purchase of treasury stock	(4,087)	(5,789)	(2,330)
Dividends paid	(11,181)	(10,779)	(10,155)

Net Cash from Financing Activities	(15,268)	(34,568)	(12,485)

Net (Decrease) Increase in Cash	(634)	(1,346)	2,081
Cash, Beginning of Year	8,364	9,710	7,629

Cash, End of Year	$7,730	$8,364	$9,710

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$943	$938	$678

Income taxes	$11,202	$5,413	$6,501

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
18.	SELECTED QUARTERLY DATA (UNAUDITED)

	2006
			Net	Provision
	Interest	Interest	Interest	for Loan	Net	Net Income
(Dollar amounts in thousands)	Income	Expense	Income	Losses	Income	Per Share
March 31	$31,423	$13,027	$18,396	$2,203	$5,509	$.41
June 30	$32,777	$14,266	$18,511	$645	$6,425	$.48
September 30	$33,012	$14,768	$18,244	$2,495	$5,455	$.41
December 31	$33,620	$15,068	$18,552	$1,640	$6,150	$.47

	2005
			Net	Provision
	Interest	Interest	Interest	for Loan	Net	Net Income
(Dollar amounts in thousands)	Income	Expense	Income	Losses	Income	Per Share
March 31	$29,365	$11,022	$18,343	$2,223	$6,311	$.48
June 30	$29,776	$11,498	$18,278	$3,783	$4,992	$.37
September 30	$30,893	$12,208	$18,685	$2,608	$6,323	$.46
December 31	$31,613	$12,741	$18,872	$3,084	$5,428	$.41

Report of Independent Registered Public Accounting Firm on Financial Statements
To the Shareholders and Board of Directors of First Financial Corporation:
We have audited the accompanying consolidated balance sheets of First Financial Corporation as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Financial Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of First Financial Corporation’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report, dated February 23, 2007, expressed an unqualified opinion thereon.
/s/ Crowe Chizek and Company LLC
Indianapolis, Indiana
February 23, 2007

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
To the Shareholders and Board of Directors of First Financial Corporation:
We have audited management’s assessment, included in the accompanying “Report on Internal Control Over Financial Reporting,” that First Financial Corporation (Corporation) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). First Financial Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Corporation’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U. S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that First Financial Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, First Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006 of First Financial Corporation and our report dated February 23, 2007 expressed an unqualified opinion.
/s/ Crowe Chizek and Company LLC
Indianapolis, Indiana
February 23, 2007

Management’s Report on Internal Control Over Financial Reporting
The management of First Financial Corporation (the “Corporation”) has prepared and is responsible for the preparation and accuracy of the consolidated financial statements and related financial information included in the Annual Report.
The management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Corporation’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Corporation’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the Corporation’s system of internal control over financial reporting as of December 31, 2006, in relation to criteria for effective internal control over financial reporting as described in “Internal Control—Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2006, its system of internal control over financial reporting is effective and meets the criteria of the “Internal Control—Integrated Framework.”
Crowe Chizek and Company LLC, independent registered public accounting firm, has issued an attestation report dated February 23, 2007 on management’s assessment of the Corporation’s internal control over financial reporting.
Management’s Discussion and Analysis
Management’s discussion and analysis reviews the financial condition of First Financial Corporation at December 31, 2006 and 2005, and the results of its operations for the three years ended December 31, 2006. Where appropriate, factors that may affect future financial performance are also discussed. The discussion should be read in conjunction with the accompanying consolidated financial statements, related footnotes and selected financial data.
A cautionary note about forward-looking statements: In its oral and written communication, First Financial Corporation from time to time includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can include statements about estimated cost savings, plans and objectives for future operations and expectations about performance, as well as economic and market conditions and trends. They often can be identified by the use of words such as “expect,” “may,” “could,” “intend,” “project,” “estimate,” “believe” or “anticipate.” First Financial Corporation may include forward-looking statements in filings with the Securities and Exchange Commission, in other written materials such as this Annual Report and in oral statements made by senior management to analysts, investors, representatives of the media and others. It is intended that these forward-looking statements speak only as of the date they are made, and First Financial Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the forward-looking statement is made or to reflect the occurrence of unanticipated events.
By their nature, forward-looking statements are based on assumptions and are subject to risks, uncertainties and other factors. Actual results may differ materially from those contained in the forward-looking statement. The discussion in this “Management’s Discussion and Analysis of Results of Operations and Financial Condition” lists some of the factors which could cause actual results to vary materially from those in any forward-looking statements. Other uncertainties which could affect First Financial Corporation’s future performance include the effects of competition, technological changes and regulatory developments; changes in fiscal, monetary and tax policies; market, economic, operational, liquidity, credit and interest rate risks associated with First Financial Corporation’s business; inflation; competition in the financial services industry; changes in general economic conditions, either nationally or regionally, resulting in, among other things, credit quality deterioration; and changes in securities markets. Investors should consider these risks, uncertainties and other factors in addition to those mentioned by First Financial Corporation in its other filings from time to time when considering any forward-looking statement.

Management’s Discussion and Analysis
First Financial Corporation (the Corporation) is a financial services company. The Corporation, which is headquartered in Terre Haute, Ind., offers a wide variety of financial services including commercial, mortgage and consumer lending, lease financing, trust account services and depositor services through its three subsidiaries. At the close of business in 2006 the Corporation and its subsidiaries had 798 full-time equivalent employees.
First Financial Bank is the largest bank in Vigo County, Ind. It operates 12 full-service banking branches within the county; five in Clay County, Ind.; one in Greene County, Ind.; three in Knox County, Ind.; five in Parke County, Ind.; one in Putnam County, Ind., five in Sullivan County, Ind.; four in Vermillion County, Ind.; one in Clark County, Ill.; one in Coles County, Ill.; three in Crawford County, Ill.; one in Jasper County, Ill.; two in Lawrence County, Ill.; two in Richland County, Ill.; one in Vermilion County, Ill.; and one in Wayne County, Ill. In addition to its branches, it has a main office in downtown Terre Haute and a 50,000-square-foot commercial building on South Third Street in Terre Haute, which serves as the Corporation’s operations center and provides additional office space. Morris Plan has one office and is located in Vigo County.
First Financial Bank and Morris Plan face competition from other financial institutions. These competitors consist of commercial banks, a mutual savings bank and other financial institutions, including consumer finance companies, insurance companies, brokerage firms and credit unions.
The Corporation’s business activities are centered in west-central Indiana and east-central Illinois. The Corporation has no foreign activities other than periodically investing available funds in time deposits held in foreign branches of domestic banks.
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
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The Management’s Discussion and Analysis of Financial Condition and Results of Operations, as well as disclosures found elsewhere in this report are based upon First Financial Corporation’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Corporation to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and goodwill. Actual results could differ from those estimates.
Allowance for loan losses. The allowance for loan losses represents management’s estimate of losses inherent in the existing loan portfolio. The allowance for loan losses is increased by the provision for loan losses charged to expense and reduced by loans charged off, net of recoveries. The allowance for loan losses is determined based on management’s assessment of several factors: reviews and evaluations of specific loans, changes in the nature and volume of the loan portfolio, current economic conditions and the related impact on segments of the loan portfolio, historical loan loss experience and the level of classified and nonperforming loans.
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
Goodwill. The carrying value of goodwill requires management to use estimates and assumptions about the fair value of the reporting unit compared to its book value. An impairment analysis is prepared on an annual basis. Fair values of the reporting units are determined by an analysis which considers cash flows streams, profitability and estimated market values of the reporting unit. The majority of the Corporation’s goodwill is recorded at Forest Sherer, Inc.
Management believes the accounting estimates related to the allowance for loan losses and the valuation of goodwill are “critical accounting estimates” because: (1) the estimates are highly susceptible to change from period to period because they require management to make assumptions concerning, among other factors, the changes in the types and volumes of the portfolios, valuation assumptions, and economic conditions, and (2) the impact of recognizing an impairment or loan loss could have a material effect on the Corporation’s assets reported on the balance sheet as well as net income.

Results of Operations — Summary for 2006
Net income for 2006 was $23.5 million, or $1.77 per share. This represents a 2.1% increase in net income and a 2.9% increase in earnings per share, compared to 2005. Return on assets at December 31, 2006 increased 2.8% to 1.10% compared to 1.07% at December 31, 2005.
NET INTEREST INCOME
The principal source of the Corporation’s earnings is net interest income, which represents the difference between interest earned on loans and investments and the interest cost associated with deposits and other sources of funding. Net interest income declined slightly in 2006 at $73.7 million compared to $74.2 million in 2005. Total average interest-earning assets remained at $2.01 billion in 2006, which was unchanged from 2005. The tax equivalent yield on these assets increased to 6.77% in 2006 from 6.28% in 2005. Total average interest-bearing liabilities of $1.71 billion in 2005 decreased to $1.64 billion in 2006. The average cost of these interest-bearing liabilities increased to 3.48% in 2006 from 2.77% in 2005.
The net interest margin increased slightly from 3.92% in 2005 to 3.93% in 2006. This increase was primarily the result of increased funding provided by non-interest bearing liabilities. Earning asset yields increased 49 basis points while the rate on interest-bearing liabilities increased by 71 basis points.
The following table sets forth the components of net interest income due to changes in volume and rate. The table information compares 2006 to 2005 and 2005 to 2004.

	2006 Compared to 2005				2005 Compared to 2004
	Increase (Decrease) Due to				Increase (Decrease) Due to
			Volume/				Volume/
(Dollar amounts in thousands)	Volume	Rate	Rate	Total	Volume	Rate	Rate	Total
Interest earned on interest-earning assets:
Loans (1) (2)	$(3,842)	$7,662	$(304)	$3,516	$(726)	$4,592	$(37)	$3,829
Taxable investment securities	1,875	2,878	321	5,074	(564)	2,129	(78)	1,487
Tax-exempt investment securities (2)	302	238	6	546	(835)	(947)	56	(1,726)
Federal funds sold	88	175	31	294	212	45	189	446

Total interest income	(1,577)	10,953	54	9,430	(1,913)	5,819	130	4,036

Interest paid on interest-bearing liabilities:
Transaction accounts	(765)	5,138	(559)	3,814	206	2,804	149	3,159
Time deposits	801	5,276	210	6,287	16	314	—	330
Short-term borrowings	(304)	437	(170)	(37)	(653)	1,169	(750)	(234)
Other borrowings	(750)	360	(14)	(404)	(1,054)	614	(32)	(472)

Total interest expense	(1,018)	11,211	(533)	9,660	(1,485)	4,901	(633)	2,783

Net interest income	$(559)	$(258)	$587	$(230)	$(428)	$918	$763	$1,253

(1) For purposes of these computations, nonaccruing loans are included in the daily average loan amounts outstanding.
(2) Interest income includes the effect of tax equivalent adjustments using a federal tax rate of 35%.

Results of Operations — Summary for 2006
PROVISION FOR LOAN LOSSES
The provision for loan losses charged to expense is based upon credit loss experience and the results of a detailed analysis estimating an appropriate and adequate allowance for loan losses. The analysis includes the evaluation of impaired loans as prescribed under Statement of Financial Accounting Standards (SFAS) Nos. 114 and 118, pooled loans as prescribed under SFAS No. 5, and economic and other risk factors as outlined in various Joint Interagency Statements issued by the bank regulatory agencies. For the year ended December 31, 2006, the provision for loan losses was $7.0 million, an decrease of $4.7 million, or 40.3%, compared to 2005. The decrease was the result of several components related to the analysis of the Corporation’s Allowance for Loan and Lease Losses.
Net charge-offs for 2006 were $6.8 million as compared to $15.6 million for 2005. Credit quality concerns were addressed in 2005 and reduced charge-offs and lower provision for loan losses were experienced in 2006. At December 31, 2006, the resulting allowance for loan losses was $16.2 million or 1.16% of total loans, net of unearned income. A year earlier the allowance was $16.0 million or 1.15% of total loans.
NON-INTEREST INCOME
Non-interest income of $28.8 million decreased $3.2 million from the $32.0 million earned in 2005. Over half of this decrease was in lower gains on sales of mortgages and investment securities. Reduced loan demand also resulted in lower fee income associated with lending.
NON-INTEREST EXPENSES
Non-interest expenses totaled $64.7 million for 2006 compared to $63.5 million for 2005. Salaries and employee benefits increased $1.1 million or 2.9%. During 2006 First Financial Bank opened two new banking centers. Occupancy expense increased 5.2% or $198 thousand while equipment expense increased by $444 thousand. All other expenses decreased to $16.6 million from $17.3 million in 2005.
INCOME TAXES
The Corporation’s federal income tax provision was $7.4 million in 2006 compared to a provision of $7.9 million in 2005. The overall effective tax rate in 2005 of 25.6% compares to a 2006 effective rate of 23.8%.
COMPARISON OF 2005 TO 2004
Net income for 2005 was $23.1 million or $1.72 per share compared to $28.0 million in 2004 or $2.07 per share. This decreased income was primarily the result of increased non-interest income in 2004 as a result of a gain on life insurance benefit of $4.1 million. Total average interest-earning assets decreased $25.9 million in 2005 from $2.04 billion in 2004. The tax equivalent net interest margin increased to 3.92% in 2005 from 3.81% in 2004. This increase is primarily the result of funding costs increasing at a slower rate than the yield on earning assets.
The provision for loan losses increased $3.4 million from $8.3 million in 2004 to $11.7 million in 2005, and net charge-offs increased $6.0 million from $9.6 million in 2004 to $15.6 million in 2005.
Net non-interest income and expense declined $3.6 million from 2004 to 2005. Non-interest expenses decreased $118 thousand while non-interest income decreased $3.7 million. The decrease in non-interest income was the result of the gain on life insurance benefit of $4.1 million realized in 2004.
The provision for income taxes fell $86 thousand from 2004 to 2005, increasing the effective tax rate from 22.2% in 2004 to 25.6% in 2005. This increase in the effective tax rate was the result of the increased in non-taxable income from the gain on life insurance benefit realized in 2004. Without this gain the effective tax rate would have been 25.1% in 2004.

Financial Condition — Summary
The Corporation’s total assets increased 1.8% or $39.1 million at December 31, 2006, from a year earlier. Available-for-sale securities increased $22.8 million at December 31, 2006, from the previous year. Loans, net of unearned income, decreased by $3.0 million, to $1.39 billion. Deposits increased $37.8 million while borrowings decreased by $12.1 million.
Total shareholders’ equity increased $1.9 million to $271.3 million at December 31, 2006. Net income was partially offset by higher dividends and the continued repurchase of corporate stock. The Corporation had lower purchases of treasury stock in 2006, acquiring 137,249 shares at a cost of $4.1 million compared to 203,700 shares during 2005 at a cost of $5.8 million. There were also 34,000 shares from the treasury with a value of $1.16 million that were contributed to the ESOP plan. Restructuring of the investment portfolio with maturities and purchases increased the other comprehensive income as the Corporation recorded a net unrealized gain on available-for-sale securities of $1.2 million. While the fluctuation in fair value decreased shareholders’ equity, no loss is recognized in net income unless the security is actually sold or considered to be other-than-temporarily impaired. The accumulated other comprehensive income was also reduced with the adoption of SFAS No. 158 and the recording of unfunded post-retirement benefit costs.
Following is an analysis of the components of the Corporation’s balance sheet.
SECURITIES
The Corporation’s investment strategy seeks to maximize income from the investment portfolio while using it as a risk management tool and ensuring safety of principal and capital. During 2006 the portfolio’s balance increased by 4.24%. During 2006 the Federal Reserve increased the fed funds rate by 1.00% to 5.25%. The average life of the portfolio was extended from 4.36 years in 2005 to 4.38 years in 2006. The portfolio structure will continue to provide cash flows to be reinvested during 2007.
Year-end securities maturity schedules were comprised of the following:

	1 Year and Less		1 to 5 Years		5 to 10 Years		Over 10 Years		2006
(Dollar amounts in thousands)	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate	Total
U.S. government sponsored entity mortgage-backed securities and agencies	$12,769	3.67%	$252,344	4.71%	$61,296	5.21%	$4,437	5.00%	$330,846
Collateralized mortgage obligations(1)	10	11.50	98	9.42	4,932	5.00	4,930	5.05	9,970
States and political subdivisions	27,137	4.23	54,066	2.70	53,250	2.55	5,617	4.69	140,070
Corporate obligations	11,586	7.17	29,233	6.66	0	—	28,653	4.68	69,472

Total	51,502	4.76	335,741	4.55	119,478	4.02	43,637	4.76	550,358

Equities	—	—	—	—	—	—	8,695	—	8,695

TOTAL	$51,502		$335,741		$119,478		$52,332		$559,053

(1) Distribution of maturities is based on the estimated average life of the asset.

Financial Condition — Summary
LOAN PORTFOLIO
Loans outstanding by major category as of December 31 for each of the last five years and the maturities at year-end 2006 are set forth in the following analyses.

(Dollar amounts in thousands)	2006	2005	2004	2003	2002
Loan Category
Commercial, financial and agricultural	$407,995	$382,214	$401,724	$374,638	$331,316
Real estate — construction	33,336	31,918	32,810	35,361	42,930
Real estate — mortgage	691,989	707,008	753,826	766,911	789,618
Installment	257,065	272,062	272,261	248,290	268,067
Lease financing	2,604	2,845	3,658	4,884	1,281

Total	$1,392,989	$1,396,047	$1,464,279	$1,430,084	$1,433,212

		After One
	Within	But Within	After Five
(Dollar amounts in thousands)	One Year	Five Years	Years	Total
Maturity Distribution
Commercial, financial and agricultural	$206,097	$163,430	$38,468	$407,995
Real estate — construction	15,021	10,723	7,592	33,336

Total	$221,118	$174,153	$46,060	441,331

Real estate — mortgage				691,989
Installment				257,065
Lease financing				2,604

Total				$1,392,989

Loans maturing after one year with:
Fixed interest rates		$64,764	$38,910
Variable interest rates		109,389	7,150

Total		$174,153	$46,060

Financial Condition — Summary
ALLOWANCE FOR LOAN LOSSES
The activity in the Corporation’s allowance for loan losses is shown in the following analysis:

(Dollar amounts in thousands)	2006	2005	2004	2003	2002
Amount of loans outstanding at December 31,	$1,392,989	$1,396,047	$1,464,279	$1,430,084	$1,433,212

Average amount of loans by year	$1,384,138	$1,441,247	$1,452,572	$1,417,026	$1,432,290

Allowance for loan losses at beginning of year	$16,042	$19,918	$21,239	$21,249	$18,313
Addition resulting from acquisition	—	—	—	—	1,711
Loans charged off:
Commercial, financial and agricultural	2,066	6,093	4,080	2,253	4,627
Real estate — mortgage	1,617	2,590	623	1,101	892
Installment	6,826	8,809	6,680	5,586	4,619
Leasing	—	—	1	—	—

Total loans charged off	10,509	17,492	11,384	8,940	10,138

Recoveries of loans previously charged off:
Commercial, financial and agricultural	1,262	284	452	432	840
Real estate — mortgage	187	343	37	166	110
Installment	2,204	1,291	1,281	877	935
Leasing	—	—	1	—	—

Total recoveries	3,653	1,918	1,771	1,475	1,885

Net loans charged off	6,856	15,574	9,613	7,465	8,253
Provision charged to expense	6,983	11,698	8,292	7,455	9,478

Balance at end of year	$16,169	$16,042	$19,918	$21,239	$21,249

Ratio of net charge-offs during period to average loans outstanding	.50%	1.08%	.66%	.53%	.58%

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

Financial Condition — Summary

	Years Ended December 31,
(Dollar amounts in thousands)	2006	2005	2004	2003	2002
Commercial, financial and agricultural	$9,043	$8,148	$11,840	$13,844	$12,993
Real estate — mortgage	1,843	867	850	1,254	1,471
Installment	5,283	7,027	7,228	6,141	5,856
Leasing	—	—	—	—	15
Unallocated	—	—	—	—	914

Total Allowance for Loan Losses	$16,169	$16,042	$19,918	$21,239	$21,249

NONPERFORMING LOANS
Management monitors the components and status of nonperforming loans as a part of the evaluation procedures used in determining the adequacy of the allowance for loan losses. It is the Corporation’s policy to discontinue the accrual of interest on loans where, in management’s opinion, serious doubt exists as to collectibility. The amounts shown below represent non-accrual loans, loans which have been restructured to provide for a reduction or deferral of interest or principal because of deterioration in the financial condition of the borrower and those loans which are past due more than 90 days where the Corporation continues to accrue interest.

(Dollar amounts in thousands)	2006	2005	2004	2003	2002
Non-accrual loans	$9,893	$8,464	$19,862	$8,429	$11,807
Restructured loans	52	57	430	542	546
Accruing loans past due over 90 days	4,691	6,354	7,813	5,384	5,899

	$14,636	$14,875	$28,105	$14,355	$18,252

The ratio of the allowance for loan losses as a percentage of nonperforming loans was 110% at December 31, 2006, compared to 108% in 2005. The following loan categories comprise significant components of the nonperforming loans at December 31, 2006 and 2005:

(Dollar amounts in thousands)	2006		2005
Non-accrual loans:
1-4 family residential	$1,598	16%	$1,118	13%
Commercial loans	6,551	66	5,888	70
Installment loans	1,744	18	1,458	17

	$9,893	100%	$8,464	100%

Past due 90 days or more:
1-4 family residential	$1,607	34%	$3,197	51%
Commercial loans	2,542	54	1,554	24
Installment loans	542	12	1,603	25

	$4,691	100%	$6,354	100%

FINANCIAL CONDITION — SUMMARY
DEPOSITS
The information below presents the average amount of deposits and rates paid on those deposits for 2006, 2005 and 2004.

	2006		2005		2004
(Dollar amounts in thousands)	Amount	Rate	Amount	Rate	Amount	Rate
Non-interest-bearing demand deposits	$206,839		$153,027		$150,944
Interest-bearing demand deposits	201,928	1.14%	294,344	0.77%	259,859	0.50%
Savings deposits	410,458	1.87%	392,791	1.21%	392,635	0.65%
Time deposits:
$100,000 or more	188,572	4.27%	185,436	3.11%	163,890	2.86%
Other time deposits	480,116	4.01%	457,685	3.11%	478,706	3.04%

TOTAL	$1,487,913		$1,483,283		$1,446,034

The maturities of certificates of deposit of $100 thousand or more outstanding at December 31, 2006, are summarized as follows:

3 months or less	$8,891
Over 3 through 6 months	36,404
Over 6 through 12 months	49,276
Over 12 months	94,752

Total	$189,323

Financial Condition — Summary
OTHER BORROWINGS
Advances from the Federal Home Loan Bank decreased to $335.2 million in 2006 compared to $337.3 million in 2005. The Asset/Liability Committee reviews these investments and funding sources and considers the related strategies on a weekly basis. See Interest Rate Sensitivity and Liquidity below for more information.
CAPITAL RESOURCES
Bank regulatory agencies have established capital adequacy standards which are used extensively in their monitoring and control of the industry. These standards relate capital to level of risk by assigning different weightings to assets and certain off-balance-sheet activity. As shown in the footnote to the consolidated financial statements (“Regulatory Matters”), the Corporation’s capital exceeds the requirements to be considered well capitalized at December 31, 2006.
First Financial Corporation’s objective continues to be to maintain adequate capital to merit the confidence of its customers and shareholders. To warrant this confidence, the Corporation’s management maintains a capital position which they believe is sufficient to absorb unforeseen financial shocks without unnecessarily restricting dividends to its shareholders. The Corporation’s dividend payout ratio for 2006 and 2005 was 44.2% and 47.6%, respectively. The Corporation expects to continue its policy of paying regular cash dividends, subject to future earnings and regulatory restrictions and capital requirements.
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
Interest Rate Risk: Management considers interest rate risk to be the Corporation’s most significant market risk. Interest rate risk is the exposure to changes in net interest income as a result of changes in interest rates. Consistency in the Corporation’s net interest income is largely dependent on the effective management of this risk.
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
The Corporation from time to time utilizes derivatives to manage interest rate risk. Management continuously evaluates the merits of such interest rate risk products but does not anticipate the use of such products to become a major part of the Corporation’s risk management strategy.
The table on the following page shows the Corporation’s estimated sensitivity profile as of December 31, 2006. The change in interest rates assumes a parallel shift in interest rates of 100 and 200 basis points. Given a 100 basis point increase in rates, net interest income would decrease 3.14% over the next 12 months and decrease .60% over the following 12 months. Given a 100 basis point decrease in rates, net interest income would decrease .07% over the next 12 months and decrease 2.65% over the following 12 months. These estimates assume all rate changes occur overnight and management takes no action as a result of this change.

Financial Condition — Summary

Basis Point	Percentage Change in Net Interest Income
Interest Rate Change	12 months	24 months	36 months
Down 200	-0.52%	-6.20%	-12.09%
Down 100	-0.07	-2.65	-5.47
Up 100	-3.14	-0.60	2.62
Up 200	-8.40	-3.62	2.71
Typical rate shock analysis does not reflect management’s ability to react and thereby reduce the effects of rate changes, and represents a worst-case scenario.
Liquidity Risk: Liquidity is measured by the bank’s ability to raise funds to meet the obligations of its customers, including deposit withdrawals and credit needs. This is accomplished primarily by maintaining sufficient liquid assets in the form of investment securities and core deposits. The Corporation has $5.8 million of investments that mature throughout the coming 12 months. The Corporation also anticipates $69.4 million of principal payments from mortgage-backed securities. Given the current rate environment, the Corporation anticipates $18.5 million in securities to be called within the next 12 months.
CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES AND OFF-BALANCE SHEET ARRANGEMENTS
The Corporation has various financial obligations, including contractual obligations and commitments, that may require future cash payments.
Contractual Obligations: The following table presents, as of December 31, 2006, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

	Payments Due In
	Note	One Year	One to	Three to	Over Five
(Dollar amounts in thousands)	Reference	or Less	Three Years	Five Years	Years	Total
Deposits without a stated maturity		$856,012	$—	$—	$—	$856,012
Consumer certificates of deposit		504,684	117,238	24,350	398	646,670
Short-term borrowings	10	16,203	—	—	—	16,203
Other borrowings	11	6,957	75,719	258,111	1,018	341,805
Commitments: The following table details the amount and expected maturities of significant commitments as of December 31, 2006. Further discussion of these commitments is included in Note 13 to the consolidated financial statements.

	Total Amount	One Year	Over One
(Dollar amounts in thousands)	Committed	or Less	Year
Commitments to extend credit:
Unused loan commitments	$295,091	$177,019	$118,072
Commercial letters of credit	17,289	13,642	3,647
Commitments to extend credit, including loan commitments, standby and commercial letters of credit do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.
OUTLOOK
The Corporation’s primary market is west-central Indiana and east-central Illinois. Typically, this market does not expand or contract at rates that are experienced by both the state and national economies. This area continues to be driven primarily by the retail, higher education and health care industries. During 2006 most of the Corporation’s markets experienced improved labor market conditions. There are limited significant growth opportunities currently available.

Consolidated Balance Sheet — Average Balances and Interest Rates

	December 31,
	2006			2005			2004
	Average		Yield/	Average		Yield/	Average		Yield/
(Dollar amounts in thousands)	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
ASSETS
Interest-earning assets:
Loans (1) (2)	$1,384,138	100,475	7.26%	$1,441,247	96,957	6.73%	$1,452,572	93,128	6.41%
Taxable investment securities	430,492	21,877	5.08	387,269	16,802	4.34	402,063	15,315	3.81
Tax-exempt investments (2)	176,044	12,794	7.27	171,802	12,248	7.13	182,727	13,974	7.65
Federal funds sold	16,203	788	4.87	13,772	496	3.60	2,628	50	1.90

Total interest-earning assets	2,006,877	135,934	6.77%	2,014,090	126,503	6.28%	2,039,990	122,467	6.00%

Non-interest earning assets:
Cash and due from banks	66,302			74,005			77,443
Premises and equipment, net	31,309			30,720			30,610
Other assets	59,363			62,779			66,177
Less allowance for loan losses	(16,533)			(18,298)			(22,052)

TOTALS	$2,147,318			$2,163,296			$2,192,168

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities:
Transaction accounts	$612,387	10,845	1.77%	$687,135	7,031	1.02%	$652,494	3,872	.59%
Time deposits	668,687	26,440	3.95	643,121	20,153	3.13	642,596	19,823	3.08
Short-term borrowings	15,759	746	4.73	25,766	783	3.04	71,926	1,017	1.41
Other borrowings	343,014	19,098	5.57	356,728	19,502	5.47	376,600	19,974	5.30

Total interest-bearing liabilities:	1,639,847	57,129	3.48%	1,712,750	47,469	2.77%	1,743,616	44,686	2.56%

Non interest-bearing liabilities:
Demand deposits	206,839			153,027			150,944
Other	25,958			26,942			29,519

	1,872,644			1,892,719			1,924,079
Shareholders’ equity	274,674			270,577			268,089

Totals	$2,147,318			$2,163,296			$2,192,168

Net interest earnings		$78,805			$79,034			$77,781

Net yield on interest-earning assets			3.93%			3.92%			3.81%

(1) For purposes of these computations, nonaccruing loans are included in the daily average loan amounts outstanding.
(2) Interest income includes the effect of tax equivalent adjustments using a federal tax rate of 35%.

MARKET AND DIVIDEND INFORMATION
At year-end 2006 shareholders owned 13,270,321 shares of the Corporation’s common stock. The stock is traded over-the-counter under the NASDAQ National Market System with the symbol THFF. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.
Historically, the Corporation has paid cash dividends semi-annually and currently expects that comparable cash dividends will continue to be paid in the future. The following table gives quarterly high and low trade prices and dividends per share during each quarter for 2006 and 2005.

	2006			2005
			Cash			Cash
	Trade Price		Dividends	Trade Price		Dividends
Quarter ended	High	Low	Declared	High	Low	Declared
March 31	$29.80	$27.00		$34.48	$29.55
June 30	$31.91	$27.42	$.42	$29.57	$25.39	$.40
September 30	$33.45	$28.21		$31.99	$25.70
December 31	$35.92	$31.50	$.43	$28.29	$25.75	$.42
TOTAL RETURN PERFORMANCE

	Period Ending
Index	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
First Financial Corporation	$100.00	$113.87	$143.96	$172.20	$136.70	$184.38
Russell 2000	100.00	79.52	117.09	138.55	144.86	171.47
SNL $1B-$5B Bank Index	100.00	115.44	156.98	193.74	190.43	220.36