Form 10-K, Exhibit 13
period 2007-12-31
FIRST FINANCIAL CORP /IN/
filed 2008-03-14
CIK 714562

Exhibit 13
2007 ANNUAL REPORT
Five Year Comparison of Selected Financial Data

(Dollar amounts in thousands,
except per share amounts)	2007	2006	2005	2004	2003

BALANCE SHEET DATA:
Total assets	$2,231,562	$2,175,998	$2,136,918	$2,183,992	$2,223,057
Securities	586,633	559,053	536,291	507,990	576,950
Loans, net of unearned fees*	1,443,067	1,392,755	1,395,741	1,463,871	1,429,525
Deposits	1,529,721	1,502,682	1,464,918	1,443,121	1,479,347
Borrowings	368,616	358,008	370,090	438,013	451,862
Shareholders’ equity	281,692	271,260	269,323	268,335	255,279

INCOME STATEMENT DATA:
Interest income	137,734	130,832	121,647	116,888	122,661
Interest expense	62,961	57,129	47,469	44,686	48,225
Net interest income	74,773	73,703	74,178	72,202	74,436
Provision for loan losses	6,580	6,983	11,698	8,292	7,455
Other income	31,497	28,826	32,025	35,754	30,819
Other expenses	64,726	64,656	63,538	63,656	62,461
Net income	25,580	23,539	23,054	28,009	26,493

PER SHARE DATA:
Net income	1.94	1.77	1.72	2.07	1.95
Cash dividends	0.87	0.85	.82	.79	.70

PERFORMANCE RATIOS:
Net income to average assets	1.16%	1.10%	1.07%	1.28%	1.21%
Net income to average shareholders’ equity	9.20	8.57	8.52	10.45	10.57
Average total capital to average assets	13.35	13.56	13.35	13.24	12.45
Average shareholders’ equity to average assets	12.64	12.79	12.51	12.23	11.43
Dividend payout	44.76	44.18	47.57	38.13	35.88

*	2007 includes $14,068 of credit card loans that are held-for-sale.

FIRST FINANCIAL CORPORATION
Consolidated Balance Sheets

	December 31,
(Dollar amounts in thousands, except per share data)	2007	2006

ASSETS
Cash and due from banks	$70,082	$77,682
Federal funds sold	4,201	21,437
Securities available-for-sale	586,633	559,053
Loans, net of allowance of $15,351 in 2007 and $16,169 in 2006	1,413,648	1,376,586
Credit card loans held-for-sale	14,068	–
Accrued interest receivable	13,698	13,972
Premises and equipment, net	32,632	33,267
Bank-owned life insurance	59,950	57,905
Goodwill	7,102	7,102
Other intangible assets	1,937	2,363
Other real estate owned	1,472	3,194
Other assets	26,139	23,437

Total Assets	$2,231,562	$2,175,998

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Non-interest-bearing	$225,549	$227,808
Interest-bearing:
Certificates of deposit of $100 or more	193,901	189,323
Other interest-bearing deposits	1,110,271	1,085,551

	1,529,721	1,502,682

Short-term borrowings	27,331	16,203
Other borrowings	341,285	341,805
Other liabilities	51,533	44,048

Total Liabilities	1,949,870	1,904,738

Shareholders’ equity
Common stock, $.125 stated value per share,
Authorized shares — 40,000,000
Issued shares — 14,450,966
Outstanding shares — 13,136,359 in 2007 and 13,270,321 in 2006	1,806	1,806
Additional paid-in capital	68,212	68,003
Retained earnings	250,011	235,967
Accumulated other comprehensive income (loss)	(5,181)	(5,494)
Less: Treasury shares at cost — 1,314,607 in 2007 and 1,180,645 in 2006	(33,156)	(29,022)

Total Shareholders’ Equity	281,692	271,260

Total Liabilities And Shareholders’ Equity	$2,231,562	$2,175,998

See accompanying notes.

2007 ANNUAL REPORT
Consolidated Statements of Income

	Years Ended December 31,
(Dollar amounts in thousands, except per share data)	2007	2006	2005

INTEREST AND DIVIDEND INCOME:
Loans, including related fees	$104,950	$99,850	$96,388
Securities:
Taxable	23,336	21,877	16,802
Tax-exempt	6,635	6,243	6,306
Other	2,813	2,862	2,151

Total Interest and Dividend Income	137,734	130,832	121,647

INTEREST EXPENSE:
Deposits	41,956	37,285	27,184
Short-term borrowings	1,611	746	783
Other borrowings	19,394	19,098	19,502

Total Interest Expense	62,961	57,129	47,469

Net Interest Income	74,773	73,703	74,178
Provision for loan losses	6,580	6,983	11,698

Net Interest Income After Provision For Loan Losses	68,193	66,720	62,480

NON-INTEREST INCOME:
Trust and financial services	3,697	3,766	3,626
Service charges and fees on deposit accounts	11,877	11,639	11,732
Other service charges and fees	5,783	5,279	6,440
Securities gains (losses)	211	6	571
Insurance commissions	6,541	6,323	5,995
Gain on sale of mortgage loans	816	191	1,289
Other	2,572	1,622	2,372

Total Non-Interest Income	31,497	28,826	32,025

NON-INTEREST EXPENSES:
Salaries and employee benefits	39,432	39,739	38,617
Occupancy expense	4,034	3,994	3,796
Equipment expense	4,322	4,305	3,861
Other	16,938	16,618	17,264

Total Non-Interest Expense	64,726	64,656	63,538

Income Before Income Taxes	34,964	30,890	30,967
Provision for income taxes	9,384	7,351	7,913

Net Income	$25,580	$23,539	$23,054

EARNINGS PER SHARE:
Basic and Diluted	$1.94	$1.77	$1.72

Weighted average number of shares outstanding (in thousands)	13,178	13,295	13,433

See accompanying notes.

FIRST FINANCIAL CORPORATION
Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated
				Other
	Common	Additional	Retained	Comprehensive	Treasury
(Dollar amounts in thousands, except per share data)	Stock	Paid-In Capital	Earnings	Income (Loss)	Stock	Total

Balance, January 1, 2005	$1,806	$67,519	$211,623	$8,357	$(20,970)	$268,335

Comprehensive income:
Net income	—	—	23,054	—	—	23,054
Other comprehensive income, net of tax:
Change in net unrealized gains/losses on securities available-for-sale, net	—	—	—	(6,454)	—	(6,454)

Total comprehensive income						16,600

Contribution of 36,000 shares to ESOP	—	151	—	—	993	1,144
Treasury stock purchases (79,000 shares)	—	—	—	—	(5,789)	(5,789)
Cash dividends, $ .79 per share	—	—	(10,967)	—	—	(10,967)

Balance, December 31, 2005	1,806	67,670	223,710	1,903	(25,766)	269,323

Comprehensive income:
Net income	—	—	23,539	—	—	23,539
Other comprehensive loss, net of tax:
Change in net unrealized gains/losses on securities available-for-sale, net	—	—	—	1,161	—	1,161

Total comprehensive income						24,700

Adjustment to initially apply SFAS No. 158, net of tax (Note 1)	—	—	—	(8,558)	—	(8,558)
Contribution of 34,000 shares to ESOP	—	333	—	—	831	1,164
Treasury stock purchases (137,249 shares)	—	—	—	—	(4,087)	(4,087)
Cash dividends, $ .85 per share	—	—	(11,282)	—	—	(11,282)

Balance, December 31, 2006	1,806	68,003	235,967	(5,494)	(29,022)	271,260

Comprehensive income:
Net income	—	—	25,580	—	—	25,580
Other comprehensive loss, net of tax:
Change in net unrealized gains/losses on securities available-for-sale, net	—	—	—	1,110	—	1,110
Change in unrealized gains/losses on retirement plans	—	—	—	(797)	—	(797)

Total comprehensive income						25,893

Adjustment to initially apply FIN No. 48, net of tax (Note 1)	—	—	(86)	—	—	(86)
Contribution of 41,000 shares to ESOP	—	209	—	—	1,033	1,242
Treasury stock purchases (174,962 shares)	—	—	—	—	(5,167)	(5,167)
Cash dividends, $ .87 per share	—	—	(11,450)	—	—	(11,450)

Balance, December 31, 2007	$1,806	$68,212	$250,011	$(5,181)	$(33,156)	$281,692

See accompanying notes.

2007 ANNUAL REPORT
Consolidated Statements of Cash Flows

	Years Ended December 31,
(Dollar amounts in thousands, except per share data)	2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$25,580	$23,539	$23,054
Adjustments to reconcile net income to net cash provided by operating activities:
Net (accretion) amortization on securities	(2,619)	(2,540)	(1,462)
Provision for loan losses	6,580	6,983	11,698
Securities (gains) losses	(211)	(6)	(571)
Depreciation and amortization	3,443	3,515	3,363
Provision for deferred income taxes	27	(3,579)	1,716
Net change in accrued interest receivable	274	(1,435)	(521)
Contribution of shares to ESOP	1,242	1,164	1,144
Gains on sales of other real estate	(116)	—	—
Other, net	1,302	9,688	592

Net Cash from Operating Activities	35,502	37,329	39,013

CASH FLOWS FROM INVESTING ACTIVITIES:
Sales of securities available-for-sale	3,170	5,080	11,376
Calls, maturities and principal reductions on securities available- for-sale	94,587	157,031	373,741
Purchases of securities available-for-sale	(120,657)	(180,393)	(422,141)
Loans made to customers, net of repayments	(60,485)	(6,510)	49,806
Net change in federal funds sold	17,236	(18,455)	2,418
Purchase of bank-owned life insurance	—	—	(5,000)
Purchase of customer list	—	—	(338)
Sale of other real estate	4,322	—	—
Additions to premises and equipment	(2,382)	(5,015)	(2,908)

Net Cash from Investing Activities	(64,209)	(48,262)	6,954

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in deposits	27,039	37,764	21,797
Net change in other short-term borrowings	11,128	(10,021)	(49,303)
Dividends paid	(11,373)	(11,181)	(10,779)
Purchases of treasury stock	(5,167)	(4,087)	(5,789)
Proceeds from other borrowings	81,750	—	—
Repayments on other borrowings	(82,270)	(2,061)	(18,620)

Net Cash from Financing Activities	21,107	10,414	(62,694)

Net Change in Cash and Cash Equivalents	(7,600)	(519)	(16,727)
Cash and Cash Equivalents, Beginning of Year	77,682	78,201	94,928

Cash and Cash Equivalents, End of Year	$70,082	$77,682	$78,201

SUPPLEMENTAL DISCLOSURES OF CASH FLOW AND NONCASH INFORMATION:
Cash paid during the year for:
Interest	$62,080	$56,150	$46,919

Income taxes	$8,494	$11,202	$5,413

Transfers from loans to loans held-for-sale	$14,608	—	—

See accompanying notes.

FIRST FINANCIAL CORPORATION
Notes to Consolidated Financial Statements
1.	BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

BUSINESS

Organization: The consolidated financial statements of First Financial Corporation and its subsidiaries (the Corporation) include the parent company and its wholly-owned subsidiaries, First Financial Bank, N.A. of Vigo County, Indiana, The Morris Plan Company of Terre Haute (Morris Plan), First Financial Reinsurance Company, a corporation incorporated in the country of Turks and Caicos Islands (FFRC), and Forrest Sherer Inc., a full-line insurance agency headquartered in Terre Haute, Indiana. Inter-company transactions and balances have been eliminated. First Financial Reinsurance Company was dissolved during 2007 with no material impact to the financial statements of the Corporation.

First Financial Bank also has two investment subsidiaries, Portfolio Management Specialists A (Specialists A) and Portfolio Management Specialists B (Specialists B), which were established to hold and manage certain assets as part of a strategy to better manage various income streams and provide opportunities for capital creation as needed. Specialists A and Specialists B subsequently entered into a limited partnership agreement, Global Portfolio Limited Partners. Portfolio Management Specialists B also owns First Financial Real Estate, LLC. At December 31, 2007, $531.0 million of securities and loans were owned by these subsidiaries. Specialists A, Specialists B, Global Portfolio Limited Partners and First Financial Real Estate LLC are included in the consolidated financial statements.

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

2007 ANNUAL REPORT
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

Foreclosed Assets: Assets acquired through or instead of loan foreclosures are initially recorded at fair value less estimated selling costs when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

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

Servicing Rights: Servicing rights are recognized separately when they are acquired through sales of loans. For sales of mortgage loans prior to January 1, 2007, a portion of the cost of the loan was allocated to the servicing right based on relative fair values. The Corporation adopted SFAS No. 156 on January 1, 2007, and for sales of mortgage loans beginning in 2007, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on third-party valuations that incorporate assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, ancillary income, prepayment speeds and default rates and losses. All classes of servicing assets are subsequently measured using the amortization method, which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Corporation later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. Changes in valuation allowances are reported with Other Service Fees on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Servicing fee income, which is included in Other Service Fees on the income statement, is for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Servicing fees totaled $947 thousand, $1.01 million and $1.00 million for the years ended December 31, 2007, 2006 and 2005. Late fees and ancillary fees related to loan servicing are not material .

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

FIRST FINANCIAL CORPORATION
Notes to Consolidated Financial Statements
Employee Stock Ownership Plan: Shares of treasury stock are issued to the ESOP and compensation expense is recognized based upon the total market price of shares when contributed.

Deferred Compensation Plan: A deferred compensation plan covers all directors. Under the plan, the Corporation pays each director, or their beneficiary, the amount of fees deferred plus interest over 10 years, beginning when the director achieves age 65. A liability is accrued for the obligation under these plans. The expense incurred for the deferred compensation for each of the last three years was $177 thousand, $201 thousand and $164 thousand, resulting in a deferred compensation liability of $2.3 million and $2.2 million as of year-end 2007 and 2006.

Long-Term Incentive Plan: A long-term incentive plan provides for the payment of incentive rewards as a 15-year annuity to all directors and certain key officers. The plan expires December 31, 2009, and compensation expense is recognized over the service period. Payments under the plan generally do not begin until the earlier of January 1, 2015, or the January 1 immediately following the year in which the participant reaches age 65. Compensation expense for each of the last three years was $2.0 million, $1.7 million and $1.6 million, resulting in a liability of $11.3 million and $9.4 million as of year-end 2007 and 2006.

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

The Corporation adopted FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), as of January 1, 2007. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption of FIN 48 on January 1, 2007 reduced retained earnings and increased liabilities by $86 thousand.

The Corporation recognizes interest and/or penalties related to income tax matters in income tax expense.

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

Adoption of New Accounting Standards: In February 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments” (SFAS No. 155), which permits fair value remeasurement for hybrid financial instruments that contain an embedded derivative that otherwise would require bifurcation. Additionally, SFAS No. 155 clarifies the accounting guidance for beneficial interests in securitizations. Under SFAS No. 155, all beneficial interests in a securitization will require an assessment in accordance with SFAS No. 133 to determine if an embedded derivative exists within the instrument. In January 2007, the FASB issued “Derivatives Implementation Group Issue B40, Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets” (DIG Issue B40). DIG Issue B40 provides an exemption from the embedded derivative test of paragraph 13(b) of SFAS No. 133 for instruments that would otherwise require bifurcation if the test is met solely because of a prepayment feature included within the securitized interest and prepayment is not controlled by the security holder. SFAS No. 155 and DIG Issue B40 are effective for fiscal years beginning after September 15, 2006. The adoption of SFAS No. 155 and DIG Issue B40 did not have a material impact on the Corporation’s consolidated financial position or results of operations.

2007 ANNUAL REPORT
Notes to Consolidated Financial Statements

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-5, “Accounting for Purchases of Life Insurance–Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchases of Life Insurance) {Issue}.” This Issue requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, the Issue requires disclosure when there are contractual restrictions on the Corporation’s ability to surrender a policy. The adoption of EITF 06-5 on January 1, 2007 had no impact on the Corporation’s financial conditions or results of operation.

Effect of Newly Issued But Not Yet Effective Accounting Standards: In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. The impact of adoption is not expected to be material.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Corporation on January 1, 2008. The Corporation did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.” This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants’ employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. There was no impact to the adoption of this issue as the Corporation has no split-dollar life insurance arrangements.

Reclassifications: Some items in prior year financial statements were reclassified to conform to the current presentation.

2.	FAIR VALUES OF FINANCIAL INSTRUMENTS:

Carrying amount is the estimated fair value for cash and due from banks, federal funds sold, short-term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt and variable-rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed-rate loans or deposits, variable rate loans or deposits with infrequent repricing or repricing limits, and for longer-term borrowings, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair values of loans held for sale are based on market bids on the loans or similar loans. Fair value of debt is based on current rates for similar financing. The fair value of off-balance sheet items is not considered material.

The carrying amount and estimated fair value of financial instruments are presented in the table below and were determined based on the above assumptions:

	December 31,
	2007		2006
	Carrying	Fair	Carrying	Fair
(Dollar amounts in thousands)	Value	Value	Value	Value
Cash and due from banks	$70,082	$70,082	$77,682	$77,682
Federal funds sold	4,201	4,201	21,437	21,437
Securities available-for-sale	586,633	586,633	559,053	559,053
Loans, net	1,427,716	1,427,272	1,376,586	1,366,848
Accrued interest receivable	13,698	13,698	13,972	13,972
Deposits	(1,529,721)	(1,536,205)	(1,502,682)	(1,506,761)
Short-term borrowings	(27,331)	(27,331)	(16,203)	(16,203)
Federal Home Loan Bank advances	(334,685)	(339,300)	(335,205)	(336,231)
Other borrowings	(6,600)	(6,600)	(6,600)	(6,600)
Accrued interest payable	(5,549)	(5,549)	(4,668)	(4,668)

FIRST FINANCIAL CORPORATION
Notes to Consolidated Financial Statements
3.	RESTRICTIONS ON CASH AND DUE FROM BANKS:

Certain affiliate banks are required to maintain average reserve balances with the Federal Reserve Bank that do not earn interest. The amount of those reserve balances was approximately $9.3 million and $7.4 million at December 31, 2007 and 2006, respectively.

4.	SECURITIES:

The fair value of securities available-for-sale and related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

	December 31, 2007
	Amortized	Unrealized		Fair
(Dollar amounts in thousands)	Cost	Gains	Losses	Value
U.S. Government sponsored entities and entity mortgage-backed securities	$288,742	$2,181	$(1,219)	$289,704
Collateralized mortgage obligations	76,730	587	(143)	77,174
State and municipal	142,862	3,824	(171)	146,515
Corporate obligations	66,623	52	(1,219)	65,456
Equities	4,721	3,063	—	7,784

Total	$579,678	$9,707	$(2,752)	$586,633

	December 31, 2006
	Amortized	Unrealized		Fair
(Dollar amounts in thousands)	Cost	Gains	Losses	Value
U.S. Government sponsored entities and entity mortgage-backed securities	$283,968	$914	$(4,126)	$280,756
Collateralized mortgage obligations	60,350	148	(438)	60,060
State and municipal	136,124	4,163	(217)	140,070
Corporate obligations	68,952	520	—	69,472
Equities	4,556	4,139	—	8,695

Total	$553,950	$9,884	$(4,781)	$559,053

As of December 31, 2007, the Corporation does not have any securities from any issuer, other than the U.S. Government, with an aggregate book or fair value that exceeds ten percent of shareholders’ equity.

Securities with a carrying value of approximately $71.6 million and $51.4 million at December 31, 2007 and 2006, respectively, were pledged as collateral for short-term borrowings and for other purposes.

Below is a summary of the gross gains and losses realized by the Corporation on investment sales during the years ended December 31, 2007, 2006 and 2005, respectively.

(Dollar amounts in thousands)	2007	2006	2005
Proceeds	$3,170	—	$11,376
Gross gains	192	—	537
Gross losses	10	—	—
Additional gains of $29 thousand in 2007 and $6 thousand in 2006 resulted from redemption premiums on called securities.

The Corporation evaluates securities for other-than-temporary impairment on a quarterly basis. Factors considered include length of time impaired, reason for impairment, outlook and the Corporation’s ability to hold the investment to allow for recovery of fair value. There were no securities considered to be other-than-temporarily impaired at December 31, 2007 or December 31, 2006.

2007 ANNUAL REPORT
Notes to Consolidated Financial Statements

Contractual maturities of debt securities at year-end 2007 were as follows. Securities not due at a single maturity or with no maturity date, primarily mortgage-backed and equity securities, are shown separately.

	Available-for-Sale
	Amortized	Fair
(Dollar amounts in thousands)	Cost	Value
Due in one year or less	$14,128	$14,184
Due after one but within five years	42,137	43,347
Due after five but within ten years	47,328	49,317
Due after ten years	189,970	182,651

	286,563	289,499
Mortgage-backed securities and equities	293,115	297,134

Total	$579,678	$586,633

The following tables show the securities’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at December 31, 2007 and 2006.

	December 31, 2007
	Less Than 12 Months		More Than 12 Months		Total
		Unrealized		Unrealized		Unrealized
(Dollar amounts in thousands)	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
U.S. Government entity mortgage-backed securities	$226	$(1)	$110,861	$(1,218)	$111,087	$(1,219)
Collateralized mortgage obligations	21,680	(104)	5,377	(39)	27,057	(143)
State and municipal obligations	10,411	(61)	9,307	(110)	19,718	(171)
Corporate obligations	29,795	(1,219)	—	—	29,795	(1,219)

Total temporarily impaired securities	$62,112	$(1,385)	$125,545	$(1,367)	$187,657	$(2,752)

	December 31, 2006
	Less Than 12 Months		More Than 12 Months		Total
		Unrealized		Unrealized		Unrealized
(Dollar amounts in thousands)	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
U.S. Government entity mortgage-backed securities	$47,001	$(183)	$162,684	$(3,943)	$209,685	$(4,126)
Collateralized mortgage obligations	14,138	(13)	29,740	(425)	43,878	(438)
State and municipal obligations	5,950	(62)	13,422	(155)	19,372	(217)
Corporate obligations	—	—	—	—	—	—

Total temporarily impaired securities	$67,089	$(258)	$205,846	$(4,523)	$272,935	$(4,781)

These losses represent negative adjustments to market value relative to the rate of interest paid on the securities and not losses related to the creditworthiness of the issuer. Management has the intent and ability to hold for the foreseeable future and believes the value will recover as the securities approach maturity or market rates change.

FIRST FINANCIAL CORPORATION
Notes to Consolidated Financial Statements
5.	LOANS:

Loans are summarized as follows:

	December 31,
(Dollar amounts in thousands)	2007	2006
Commercial, financial and agricultural	$461,086	$407,995
Real estate — construction	29,637	33,336
Real estate — residential	437,051	447,865
Real estate — commercial	236,304	244,124
Consumer	262,858	257,065
Lease financing	2,275	2,064

Total gross loans	1,429,211	1,392,989
Less: unearned income	(212)	(234)
Allowance for loan losses	(15,351)	(16,169)

Total	$1,413,648	$1,376,586

The Corporation’s credit card portfolio was reclassified to held-for-sale at December 31, 2007, which reduced the allowance for loan losses allocation for this type of loan by $242 thousand.

In the normal course of business, the Corporation’s subsidiary banks make loans to directors and executive officers and to their associates. In 2007 the aggregate dollar amount of these loans to directors and executive officers who held office at the end of the year amounted to $24.3 million at the beginning of the year. During 2007, advances of $30.4 million and repayments of $18.0 million were made with respect to related party loans for an aggregate dollar amount outstanding of $36.7 million at December 31, 2007.

Loans serviced for others, which are not reported as assets, total $364.0 million and $382.2 million at year-end 2007 and 2006. Custodial escrow balances maintained in connection with serviced loans were $933 thousand and $1.38 million at year-end 2007 and 2006.

Activity for capitalized mortgage servicing rights (included in other assets) was as follows:

	December 31,
(Dollar amounts in thousands)	2007	2006	2005
Servicing rights:
Beginning of year	$2,319	$2,931	$2,960
Additions	218	114	735
Amortized to expense	(628)	(726)	(764)

End of year	$1,909	$2,319	$2,931

Third party valuations are conducted periodically for mortgage servicing rights. Based on these valuations, fair values were approximately $3.3 million and $3.4 million at year end 2007 and 2006. There was no valuation allowance in 2007, 2006 or 2005.

6.	ALLOWANCE FOR LOAN LOSSES:

Changes in the allowance for loan losses are summarized as follows:

	December 31,
(Dollar amounts in thousands)	2007	2006	2005
Balance at beginning of year	$16,169	$16,042	$19,918
Provision for loan losses	6,580	6,983	11,698
Recoveries of loans previously charged off	2,778	3,653	1,918
Loans charged off	(10,176)	(10,509)	(17,492)

Balance at End of Year	$15,351	$16,169	$16,042

2007 ANNUAL REPORT
Notes to Consolidated Financial Statements
Impaired loans were as follows:

	December 31,
(Dollar amounts in thousands)	2007	2006
Year-end loans with no allocated allowance for loan losses	$—	$503
Year-end loans with allocated allowance for loan losses	2,203	4,865

Total	$2,203	$5,368

Amount of the allowance for loan losses allocated	$729	$2,480
Nonperforming loans:
Loans past due over 90 days still on accrual	4,462	4,691
Non-accrual loans	7,971	9,893
Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

(Dollar amounts in thousands)	2007	2006	2005
Average of impaired loans during the year	$3,505	$3,336	$11,992
Interest income recognized during impairment	11	13	126
Cash-basis interest income recognized	1	—	11
7.	PREMISES AND EQUIPMENT:

Premises and equipment are summarized as follows:

	December 31,
(Dollar amounts in thousands)	2007	2006
Land	$5,653	$5,653
Building and leasehold improvements	38,948	38,047
Furniture and equipment	30,916	31,717

	75,517	75,417
Less accumulated depreciation	(42,885)	(42,150)

Total	$32,632	$33,267

Aggregate depreciation expense was $3.02 million, $3.02 million and $2.79 million for 2007, 2006 and 2005, respectively.

8.	GOODWILL AND INTANGIBLE ASSETS:

The Corporation completed its annual impairment testing of goodwill during the second quarter of 2007 and 2006. Management does not believe any amount of goodwill is impaired.

Intangible assets subject to amortization at December 31, 2007 and 2006 are as follows:

	2007		2006
	Gross	Accumulated	Gross	Accumulated
(Dollar amounts in thousands)	Amount	Amortization	Amount	Amortization
Customer list intangible	$3,446	$2,303	$3,446	$1,997
Core deposit intangible	2,193	1,399	2,193	1,279
Non-compete agreements	500	500	500	500

	$6,139	$4,202	$6,139	$3,776

Aggregate amortization expense was $426 thousand, $497 thousand and $571 thousand for 2007, 2006 and 2005, respectively.

Estimated amortization expense for the next five years is as follows:

In thousands
2008	$425
2009	425
2010	425
2011	245
2012	154

FIRST FINANCIAL CORPORATION
Notes to Consolidated Financial Statements
9.	DEPOSITS:

Scheduled maturities of time deposits for the next five years are as follows:

2008	$513,361
2009	87,915
2010	27,931
2011	9,466
2012	9,713
10.	SHORT-TERM BORROWINGS:

A summary of the carrying value of the Corporation’s short-term borrowings at December 31, 2007 and 2006 is presented below:

(Dollar amounts in thousands)	2007	2006
Federal funds purchased	$3,032	$10,179
Repurchase agreements	22,656	5,407
Other short-term borrowings	1,643	617

	$27,331	$16,203

(Dollar amounts in thousands)	2007	2006
Average amount outstanding	$32,042	$15,691
Maximum amount outstanding at a month end	59,364	38,940
Average interest rate during year	5.03%	4.77%
Interest rate at year-end	4.57%	4.74%

Federal funds purchased are generally due in one day and bear interest at market rates. Other borrowings, primarily note payable–U.S. government, are due on demand, secured by a pledge of securities and bear interest at market rates.

Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance. The Corporation maintains possession of and control over these securities.

11.	OTHER BORROWINGS:

Other borrowings at December 31, 2007 and 2006 are summarized as follows:

(Dollar amounts in thousands)	2007	2006
FHLB advances	$334,685	$335,205
City of Terre Haute, Indiana economic development revenue bonds	6,600	6,600

Total	$341,285	$341,805

The aggregate minimum annual retirements of other borrowings are as follows:

2008	$90,232
2009	47,416
2010	202,344
2011	634
2012	90
Thereafter	569

$341,285

2007 ANNUAL REPORT
Notes to Consolidated Financial Statements

The Corporation’s subsidiary banks are members of the Federal Home Loan Bank (FHLB) and accordingly are permitted to obtain advances. The advances from the FHLB, aggregating $334.7 million at December 31, 2007, and $335.2 million at December 31, 2006, accrue interest, payable monthly, at annual rates, primarily fixed, varying from 3.6% to 6.6% in 2007 and 4.9% to 6.6% in 2006. The advances are due at various dates through August 2017. FHLB advances are, generally, due in full at maturity. They are secured by eligible securities totaling $197.5 million at December 31, 2006, and $203.6 million at December 31, 2007, and a blanket pledge on real estate loan collateral. Based on this collateral and the Corporation’s holdings of FHLB stock, the Corporation is eligible to borrow up to $428.8 million at year end 2007. Certain advances may be prepaid, without penalty, prior to maturity. The FHLB can adjust the interest rate from fixed to variable on certain advances, but those advances may then be prepaid, without penalty.

The economic development revenue bonds (bonds) require periodic interest payments each year until maturity or redemption. The interest rate, which was 3.46% at December 31, 2007, and 3.97% at December 31, 2006, is determined by a formula which considers rates for comparable bonds and is adjusted periodically. The bonds are collateralized by a first mortgage on the Corporation’s headquarters building. The bonds mature December 1, 2015, but bondholders may periodically require earlier redemption.

The debt agreement for the bonds requires the Corporation to meet certain financial covenants. These covenants require the Corporation to maintain a Tier I capital ratio of at least 6.2% and net income to average assets of 0.6%. At December 31, 2007 and 2006, the Corporation was in compliance with all of its debt covenants.

The Corporation maintains a letter of credit with another financial institution, which could be used to repay the bonds, should they be called. The letter of credit expired November 1, 2007, and was automatically extended for one year. Assuming redemption will be funded by the letter of credit, or by other similar borrowings, there are no anticipated principal maturities of the bonds within the next five years.

12.	INCOME TAXES:

Income tax expense is summarized as follows:

(Dollar amounts in thousands)	2007	2006	2005
Federal:
Currently payable	$8,520	$10,409	$6,202
Deferred	242	(3,335)	1,334

	8,762	7,074	7,536

State:
Currently payable	837	521	(5)
Deferred	(215)	(244)	382

	622	277	377

Total	$9,384	$7,351	$7,913

The reconciliation of income tax expense with the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is summarized as follows:

(Dollar amounts in thousands)	2007	2006	2005
Federal income taxes computed at the statutory rate	$12,238	$10,812	$10,839
Add (deduct) tax effect of:
Tax exempt income	(3,263)	(3,056)	(2,902)
State tax, net of federal benefit	404	180	245
Affordable housing credits	(113)	(329)	(327)
Other, net	118	(256)	58

Total	$9,384	$7,351	$7,913

FIRST FINANCIAL CORPORATION
Notes to Consolidated Financial Statements
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2007 and 2006, are as follows:

(Dollar amounts in thousands)	2007	2006
Deferred tax assets:
Net unrealized losses on retirement plans	$5,913	$5,705
Loan losses provision	6,146	6,448
Deferred compensation	5,476	4,675
Compensated absences	520	513
Post-retirement benefits	1,172	1,068
Other	1,036	1,025

Gross Deferred Assets	20,263	19,434

Deferred tax liabilities:
Net unrealized gains on securities available-for-sale	(2,782)	(2,042)
Depreciation	(1,379)	(1,435)
Federal Home Loan Bank stock dividends	(751)	(751)
Mortgage servicing rights	(763)	(924)
Pensions	(2,369)	(2,361)
Other	(2,138)	(1,281)

Gross Deferred Liabilities	(10,182)	(8,794)

Net Deferred Tax Assets (Liabilities)	$10,081	$10,640

Unrecognized Tax Benefits — A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$601
Additions based on tax positions related to the current year	290
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	—
Reductions due to the statute of limitations	(88)
Settlements	—

Balance at December 31, 2007	$803

Of this total, $803 represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in future periods. The Corporation does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next 12 months.

The total amount of interest and penalties recorded in the income statement for the year ended December 31, 2007 was $30, and the amount accrued for interest and penalties at December 31, 2007 was $112.

The Corporation and its subsidiaries are subject to U.S. federal income tax as well as income tax of the states of Indiana and Illinois. The Corporation is no longer subject to examination by taxing authorities for years before 2004. We are currently under audit by the Internal Revenue Service for the 2004 and 2005 tax years. The anticipated effect on unrecognized tax benefits resulting from this audit cannot be determined at this time.

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

2007 ANNUAL REPORT
Notes to Consolidated Financial Statements
Commitment and contingent liabilities are summarized as follows at December 31:

(Dollar amounts in thousands)	2007	2006
Home equity	$38,612	$38,205
Credit card lines	48,523	46,238
Commercial operating lines	134,068	159,630
Other commitments	54,453	51,018

	$275,656	$295,091

Commercial letters of credit	17,336	17,289

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

Assets in the ESOP are considered in calculating the funding to the defined benefit plan required to provide such benefits. Any shortfall of benefits under the ESOP are to be provided by the defined benefit plan. The ESOP may provide benefits beyond those determined under the defined benefit plan. Contributions to the ESOP are determined by the Corporation’s Board of Directors. The Corporation made contributions to the defined benefit plan of $1.02 million, $1.96 million and $1.41 million in 2007, 2006 and 2005. The Corporation contributed $1.24 million, $1.16 million and $1.14 million to the ESOP in 2007, 2006 and 2005.

The Corporation uses a measurement date of December 31, 2007.

Net periodic benefit cost and other amounts recognized in other comprehensive income included the following components:

(Dollar amounts in thousands)	2007	2006	2005
Service cost – benefits earned	$3,073	$2,919	$2,725
Interest cost on projected benefit obligation	2,773	2,328	2,451
Expected return on plan assets	(3,644)	(2,793)	(3,285)
Net amortization and deferral	444	744	229

Net periodic pension cost	$2,646	$3,198	$2,120

Net loss (gain) during the period	$3,422	$—	$—
Amortization of prior service cost	18	—	—
Amortization of unrecognized gain (loss)	(462)	—	—

Total recognized in other comprehensive income	$2,978	$—	$—

Total recognized net periodic pension cost and other comprehensive income	$5,624	$—	$—

The estimated net loss and prior service costs for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $729 thousand and $(18) thousand.

The information on the following page sets forth the change in projected benefit obligation, reconciliation of plan assets, and the funded status of the Corporation’s retirement program. Actuarial present value of benefits is based on service to date and present pay levels.

FIRST FINANCIAL CORPORATION
Notes to Consolidated Financial Statements

(Dollar amounts in thousands)	2007	2006
Change in benefit obligation:
Benefit obligation at January 1	$49,920	$42,541
Service cost	3,073	2,919
Interest cost	2,773	2,328
Actuarial (gain) loss	(4,938)	3,602
Benefits paid	(1,384)	(1,470)

Benefit obligation at December 31	49,444	49,920

Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	45,056	34,488
Actual return on plan assets	(5,136)	8,911
Employer contributions	2,267	3,127
Benefits paid	(1,384)	(1,470)

Fair value of plan assets at December 31	40,803	45,056

Funded status at December 31 (plan assets less benefit obligations)	$(8,641)	$(4,864)

Amounts recognized in accumulated other comprehensive income at December 31, 2007 and 2006 consist of:

(Dollar amounts in thousands)	2007	2006
Net loss (gain)	$14,314	$10,935
Prior service cost (credit)	(121)	(140)

	$14,193	$10,795

The accumulated benefit obligation for the defined benefit pension plan was $40,298 and $42,152 at year-end 2007 and 2006.

	2007	2006
Principal assumptions used:
Discount rate	5.91%	5.50%
Rate of increase in compensation levels	3.75	3.75
Expected long-term rate of return on plan assets	8.00	8.00

The expected long-term rate of return was estimated using market benchmarks for equities and bonds applied to the plan’s target asset allocation. Management estimated the rate by which plan assets would perform based on historical experience as adjusted for changes in asset allocations and expectations for future return on equities as compared to past periods.

Plan Assets — The Corporation’s pension plan weighted-average asset allocation for the years 2007 and 2006 by asset category are as follows:

			Pension Plan		ESOP
	Pension Plan	ESOP	Percentage of Plan		Percentage of Plan
	Target Allocation	Target Allocation	Assets at December 31,		Assets at December 31,
Asset Category	2008	2008	2007	2006	2007	2006
Equity securities	50-60%	100-100%	60%	64%	100%	94%
Debt securities	30-40	0-0	39	35	0	0
Other	1-5	0-0	1	1	0	6

TOTAL			100%	100%	100%	100%

The investment objective for the retirement program is to maximize total return without exposure to undue risk. Asset allocation favors equities, with a target allocation of approximately 88%. This target includes the Corporation’s ESOP, which is 100% invested in corporate stock. Other investment allocations include fixed income securities and cash.

Equity securities include First Financial Corporation common stock in the amount of $24.9 million (60 percent of total plan assets) and $30.1 million (67 percent of total plan assets) at December 31, 2007 and 2006, respectively.

Contributions — The Corporation expects to contribute $1.7 million to its pension plan and $1.3 million to its ESOP in 2008.

2007 ANNUAL REPORT
Notes to Consolidated Financial Statements
Estimated Future Payments — The following benefit payments, which reflect expected future service, are expected:

Pension Benefits
(Dollar amounts in thousands)
2008	$623
2009	706
2010	849
2011	964
2012	1,192
2013–2017	9,297

Supplemental Executive Retirement Plan — The Corporation has established a Supplemental Executive Retirement Plan (SERP) for certain executive officers. The provisions of the SERP allow the Plan’s participants who are also participants in the Corporation’s defined benefit pension plan to receive supplemental retirement benefits to help recompense for benefits lost due to imposition of IRS limitations on benefits under the Corporation’s tax qualified defined benefit pension plan. Expenses related to the plan were $183 thousand in 2007 and $199 thousand in 2006. The SERP has expected benefit payments $138 thousand in five years and $661 thousand after five years, which reflects expected future service. The plan is unfunded and has a measurement date of December 31. The amounts recognized in other comprehensive income in the current year are as follows:

(Dollar amounts in thousands)	2007	2006	2005
Net loss (gain) during the period	$(179)	$—	$—
Amortization of prior service cost	(74)	—	—
Amortization of unrecognized gain (loss)	17	—	—

Total recognized in other comprehensive income	$(236)	$—	$—

The Corporation has $945 thousand and $1.0 million recognized in the balance sheet as a liability at December 31, 2007 and 2006. Amounts recognized in accumulated other comprehensive income consist of $114 thousand net gain and $296 thousand in prior service cost at December 31, 2007 and $165 thousand net gain and $370 thousand in prior service cost at December 31, 2006. The estimated loss and prior service costs for the SERP that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $(5) thousand and $74 thousand.

The Corporation also provides medical benefits to its employees subsequent to their retirement. The Corporation uses a measurement date of December 31, 2007. During 2007 the Corporation changed the post-retirement medical plan from being self-insured to fully insured. Accrued post-retirement benefits as of December 31, 2007 and 2006 are as follows:

	December 31,
(Dollar amounts in thousands)	2007	2006
Change in benefit obligation:
Benefit obligation at January 1	$5,592	$5,500
Service cost	118	116
Interest cost	310	302
Plan participants’ contributions	15	144
Actuarial (gain) loss	(1,786)	5
Benefits paid	(191)	(475)

Benefit obligation at December 31	$4,058	$5,592

Funded status at December 31	$(4,058)	$(5,592)

Amounts recognized in accumulated other comprehensive income consist of a net loss of $531 thousand and $361 thousand in transition obligation at December 31, 2007 and $2.5 million net loss and $422 thousand in transition obligation at December 31, 2006. The post-retirement benefits paid in 2007 and 2006 of $191 thousand and $475 thousand, respectively, were fully funded by company and participant contributions.

FIRST FINANCIAL CORPORATION
Notes to Consolidated Financial Statements

The estimated net loss and transition obligation for the post-retirement benefit plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $11 thousand and $60 thousand.

Weighted-average assumptions as of December 31:

	December 31,
	2007	2006
Discount rate	6.00%	5.75%
Initial weighted health care cost trend rate	9.00	9.50
Ultimate health care cost trend rate	5.00	5.00
Year in which the rate is assumed to stabilize and remain unchanged	2016	2016
Post-retirement health benefit expense included the following components:

	Years Ended December 31,
(Dollar amounts in thousands)	2007	2006	2005
Service cost	$118	$116	$141
Interest cost	310	302	319
Amortization of transition obligation	60	60	60
Recognized actuarial loss	172	240	250

Net periodic benefit cost	$660	$718	$770

Net loss (gain) during the period	$(1,506)	$—	$—
Amortization of prior service cost	(60)	—	—
Amortization of unrecognized gain (loss)	(172)	—	—

Total recognized in other comprehensive income	$(1,738)	$—	$—

Total recognized net periodic benefit cost and other comprehensive income	$(1,078)	$—	$—

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

	1% Point	1% Point
(Dollar amounts in thousands)	Increase	Decrease
Effect on total of service and interest cost components	$9	$(8)
Effect on post-retirement benefit obligation	163	(138)
Contributions — The Corporation expects to contribute $185 thousand to its other post-retirement benefit plan in 2008.

Estimated Future Payments — The following benefit payments, which reflect expected future service, are expected:

Post-Retirement Medical Benefits
(Dollar amounts in thousands)
2008	$165
2009	173
2010	182
2011	191
2012	201
2013–2017	1,123

2007 ANNUAL REPORT
Notes to Consolidated Financial Statements
15.	OTHER COMPREHENSIVE INCOME (LOSS):

Other comprehensive income (loss) components and related taxes were as follows:

	December 31,
(Dollar amounts in thousands)	2007	2006	2005
Unrealized holding gains and (losses) on securities available-for-sale	$2,063	$1,938	$(10,186)
Reclassification adjustments for (gains) and losses later recognized in income	(211)	(6)	(571)

Net unrealized gains and losses	1,852	1,932	(10,757)
Tax effect	(742)	(771)	4,303

Other comprehensive income (loss)	$1,110	$1,161	$(6,454)

Unrecognized gains and (losses) on benefit plans	$(1,737)	$—	$—
Amortization of prior service cost included in net periodic pension cost	116	—	—
Amortization of unrecognized gains (losses) included in net periodic pension cost	617	—	—

Benefit plans, net	(1,004)	—	—
Tax effect	207	—	—

Other comprehensive income (loss)	$(797)	$—	$—

The following is a summary of the accumulated other comprehensive income balances, net of tax:

	Balance	Current	Balance
	at	Period	at
(Dollar amounts in thousands)	12/31/06	Change	12/31/07
Unrealized gains (losses) on securities available-for-sale	$3,064	$1,110	$4,174
Unrealized loss on benefit plans	(8,558)	(797)	(9,355)

Total	$(5,494)	$313	$(5,181)

16.	REGULATORY MATTERS:

The Corporation and its bank affiliates are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Corporation’s financial statements.

Further, the Corporation’s primary source of funds to pay dividends to shareholders is dividends from its subsidiary banks and compliance with these capital requirements can affect the ability of the Corporation and its banking affiliates to pay dividends. At December 31, 2007, approximately $24.2 million of undistributed earnings of the subsidiary banks, included in consolidated retained earnings, were available for distribution to the Corporation without regulatory approval.

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

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and Banks to maintain minimum amounts and ratios of Total and Tier I Capital to risk-weighted assets, and of Tier I Capital to average assets. Management believes, as of December 31, 2007 and 2006, that the Corporation meets all capital adequacy requirements to which it is subject.

As of December 31, 2007, the most recent notification from the respective regulatory agencies categorized the subsidiary banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the banks must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the banks’ category.

FIRST FINANCIAL CORPORATION
Notes to Consolidated Financial Statements
The following table presents the actual and required capital amounts and related ratios for the Corporation and First Financial Bank, N.A., at year end 2007 and 2006.

					To Be Well Capitalized
			For Capital		Under Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
(Dollar amounts in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk-based capital
Corporation – 2007	$292,995	18.18%	$128,965	8.00%	N/A	N/A
Corporation – 2006	283,226	17.78%	127,423	8.00%	N/A	N/A
First Financial Bank – 2007	281,819	18.13%	124,355	8.00%	155,443	10.00%
First Financial Bank – 2006	272,455	17.74%	122,834	8.00%	153,542	10.00%

Tier I risk-based capital
Corporation – 2007	$277,644	17.22%	$64,483	4.00%	N/A	N/A
Corporation – 2006	267,057	16.77%	63,711	4.00%	N/A	N/A
First Financial Bank – 2007	269,412	17.33%	62,177	4.00%	93,266	6.00%
First Financial Bank – 2006	259,431	16.90%	61,417	4.00%	92,125	6.00%

Tier I leverage capital
Corporation – 2007	$277,644	12.44%	$89,273	4.00%	N/A	N/A
Corporation – 2006	267,057	12.43%	85,919	4.00%	N/A	N/A
First Financial Bank – 2007	269,412	12.60%	85,499	4.00%	106,874	5.00%
First Financial Bank – 2006	259,431	12.48%	83,146	4.00%	103,932	5.00%
17.	PARENT COMPANY CONDENSED FINANCIAL STATEMENTS:

The parent company’s condensed balance sheets as of December 31, 2007 and 2006, and the related condensed statements of income and cash flows for each of the three years in the period ended December 31, 2007, are as follows:

CONDENSED BALANCE SHEETS

	December 31,
(Dollar amounts in thousands)	2007	2006
ASSETS
Cash deposits in affiliated banks	$7,040	$7,730
Investments in subsidiaries	281,510	270,693
Land and headquarters building, net	5,807	6,043
Other	9,035	9,120

Total Assets	$303,392	$293,586

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities
Borrowings (including $3.4 and $4.0 million from subsidiary)	$10,036	$10,636
Dividends payable	5,785	5,708
Other liabilities	5,879	5,982

Total Liabilities	21,700	22,326
Shareholders’ equity	281,692	271,260

Total Liabilities and Shareholders’ Equity	$303,392	$293,586

2007 ANNUAL REPORT
Notes to Consolidated Financial Statements
CONDENSED STATEMENTS OF INCOME

	Years Ended December 31,
(Dollar amounts in thousands)	2007	2006	2005
Dividends from subsidiaries	$16,500	$14,192	$33,828
Other income	1,026	984	1,013
Interest on borrowings	(655)	(615)	(943)
Other operating expenses	(3,343)	(3,074)	(3,017)

Income before income taxes and equity in undistributed earnings of subsidiaries	13,528	11,487	30,881
Income tax benefit	1,230	1,121	1,177

Income before equity in undistributed earnings of subsidiaries	14,758	12,608	32,058

Equity in undistributed (dividends in excess of) earnings of subsidiaries	10,822	10,931	(9,004)

Net income	$25,580	$23,539	$23,054

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(Dollar amounts in thousands)	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$25,580	$23,539	$23,054
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for depreciation and amortization	260	260	258
(Equity in undistributed earnings) dividends in excess of subsidiaries	(10,822)	(10,931)	9,004
Contribution of shares to ESOP	1,242	1,164	1,144
Increase (decrease) in other liabilities	239	872	479
(Increase) decrease in other assets	(41)	(227)	(392)

Net Cash from Operating Activities	16,458	14,677	33,547

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of furniture and fixtures	(8)	(43)	(325)

Net Cash from Investing Activities	(8)	(43)	(325)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on long-term borrowings	(600)	—	(18,000)
Purchase of treasury stock	(5,167)	(4,087)	(5,789)
Dividends paid	(11,373)	(11,181)	(10,779)

Net Cash from Financing Activities	(17,140)	(15,268)	(34,568)

Net (Decrease) Increase in Cash	(690)	(634)	(1,346)
Cash, Beginning of Year	7,730	8,364	9,710

Cash, End of Year	$7,040	$7,730	$8,364

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$657	$612	$938

Income taxes	$8,494	$11,202	$5,413

FIRST FINANCIAL CORPORATION
Notes to Consolidated Financial Statements
18.	SELECTED QUARTERLY DATA (UNAUDITED)

	2007
			Net	Provision
	Interest	Interest	Interest	for Loan	Net	Net Income
(Dollar amounts in thousands)	Income	Expense	Income	Losses	Income	Per Share
March 31	$33,622	$15,165	$18,457	$1,690	$6,423	$.48
June 30	$34,204	$15,639	$18,565	$1,240	$6,413	$.49
September 30	$34,915	$16,166	$18,749	$1,575	$6,362	$.48
December 31	$34,993	$15,991	$19,002	$2,075	$6,382	$.49

	2006
			Net	Provision
	Interest	Interest	Interest	for Loan	Net	Net Income
(Dollar amounts in thousands)	Income	Expense	Income	Losses	Income	Per Share
March 31	$31,423	$13,027	$18,396	$2,203	$5,509	$.41
June 30	$32,777	$14,266	$18,511	$645	$6,425	$.48
September 30	$33,012	$14,768	$18,244	$2,495	$5,455	$.41
December 31	$33,620	$15,068	$18,552	$1,640	$6,150	$.47

Report of Independent Registered Public Accounting Firm on Financial Statements
To the Shareholders and Board of Directors of First Financial Corporation:
We have audited the accompanying consolidated balance sheets of First Financial Corporation as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Financial Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), First Financial Corporation’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report, dated February 28, 2008, expressed an unqualified opinion thereon.

Indianapolis, Indiana
February 28, 2008

2007 ANNUAL REPORT
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
To the Shareholders and Board of Directors of First Financial Corporation:
We have audited First Financial Corporation’s (Corporation) internal control over financial reporting as of December 31, 2007, based on criteria established in “Internal Control–Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). First Financial Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control Over Financial Reporting.” Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, First Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in “Internal Control–Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007 of First Financial Corporation and our report dated February 28, 2008 expressed an unqualified opinion.

Indianapolis, Indiana
February 28, 2008

FIRST FINANCIAL CORPORATION
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
Management assessed the Corporation’s system of internal control over financial reporting as of December 31, 2007, in relation to criteria for effective internal control over financial reporting as described in “Internal Control–Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2007, its system of internal control over financial reporting is effective and meets the criteria of the “Internal Control–Integrated Framework.”
Crowe Chizek and Company LLC, independent registered public accounting firm, has issued a report dated February 28, 2008 on the Corporation’s internal control over financial reporting.
Management’s Discussion and Analysis
Management’s discussion and analysis reviews the financial condition of First Financial Corporation at December 31, 2007 and 2006, and the results of its operations for the three years ended December 31, 2007. Where appropriate, factors that may affect future financial performance are also discussed. The discussion should be read in conjunction with the accompanying consolidated financial statements, related footnotes and selected financial data.
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

2007 ANNUAL REPORT
Management’s Discussion and Analysis
First Financial Corporation (the Corporation) is a financial services company. The Corporation, which is headquartered in Terre Haute, Ind., offers a wide variety of financial services including commercial, mortgage and consumer lending, lease financing, trust account services and depositor services through its three subsidiaries. At the close of business in 2007 the Corporation and its subsidiaries had 790 full-time equivalent employees.
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
Forrest Sherer Inc. is a premier regional supplier of insurance, surety and other financial products. The Forrest Sherer brand is well recognized in the Midwest, with more than 60 professionals and over 86 years of successful service to both businesses and households in their market area. The agency has representation agreements with more than 40 regional and national insurers to market their products of property and casualty insurance, surety bonds, employee benefit plans, life insurance and annuities.
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

FIRST FINANCIAL CORPORATION
Results of Operations — Summary for 2007
Net income for 2007 was $25.6 million, or $1.94 per share. This represents an 8.7% increase in net income and a 9.6% increase in earnings per share, compared to 2006. Return on assets at December 31, 2007 increased 5.5% to 1.16% compared to 1.10% at December 31, 2006.
NET INTEREST INCOME
The principal source of the Corporation’s earnings is net interest income, which represents the difference between interest earned on loans and investments and the interest cost associated with deposits and other sources of funding.
Net interest income was increased in 2007 to $74.8 million compared to $73.7 million in 2006. Total average interest-earning assets grew to $2.06 billion in 2007 from $2.01 billion in 2006. The tax-equivalent yield on these assets increased to 6.98% in 2007 from 6.77% in 2006. Total average interest-bearing liabilities increased to $1.65 billion in 2007 from $1.64 billion in 2006. The average cost of these interest-bearing liabilities increased to 3.81% in 2007 from 3.48% in 2006.
The net interest margin decreased slightly from 3.93% in 2006 to 3.92% in 2007. This decrease is primarily the result of the increased costs of funding provided by interest-bearing liabilities. Earning asset yields increased 21 basis points while the rate on interest-bearing liabilities increased by 33 basis points.
The following table sets forth the components of net interest income due to changes in volume and rate. The table information compares 2007 to 2006 and 2006 to 2005.

	2007 Compared to 2006				2006 Compared to 2005
	Increase (Decrease) Due to				Increase (Decrease) Due to
			Volume/				Volume/
(Dollar amounts in thousands)	Volume	Rate	Rate	Total	Volume	Rate	Rate	Total
Interest earned on interest-earning assets:
Loans (1) (2)	$1,808	$3,459	$62	$5,329	$(3,842)	$7,662	$(304)	$3,516
Taxable investment securities	698	940	30	1,668	1,875	2,878	321	5,074
Tax-exempt investment securities (2)	870	(290)	(20)	560	302	238	6	546
Federal funds sold	(70)	54	(5)	(21)	88	175	31	294

Total interest income	3,306	4,163	67	7,536	(1,577)	10,953	54	9,430

Interest paid on interest-bearing liabilities:
Transaction accounts	(55)	1,853	(9)	1,789	(765)	5,138	(559)	3,814
Time deposits	(82)	2,980	(9)	2,889	801	5,276	210	6,287
Short-term borrowings	775	44	46	865	(304)	437	(170)	(37)
Other borrowings	42	254	1	297	(750)	360	(14)	(404)

Total interest expense	680	5,131	29	5,840	(1,018)	11,211	(533)	9,660

Net interest income	$2,626	$(968)	$38	$1,696	$(559)	$(258)	$587	$(230)

(1)	For purposes of these computations, nonaccruing loans are included in the daily average loan amounts outstanding.

(2)	Interest income includes the effect of tax equivalent adjustments using a federal tax rate of 35%.

2007 ANNUAL REPORT
Results of Operations — Summary for 2007
PROVISION FOR LOAN LOSSES
The provision for loan losses charged to expense is based upon credit loss experience and the results of a detailed analysis estimating an appropriate and adequate allowance for loan losses. The analysis includes the evaluation of impaired loans as prescribed under Statement of Financial Accounting Standards (SFAS) Nos. 114 and 118, pooled loans as prescribed under SFAS No. 5, and economic and other risk factors as outlined in various Joint Interagency Statements issued by the bank regulatory agencies. For the year ended December 31, 2007, the provision for loan losses was $6.6 million, a decrease of $403 thousand, or 5.8%, compared to 2006. The decrease was the result of several components related to the analysis of the Corporation’s Allowance for Loan and Lease Losses, including improving nonperforming and impaired loan trends.
Net charge-offs for 2007 were $7.4 million as compared to $6.8 million for 2006 and $15.6 million for 2005. Delinquent loans as a percentage of total outstanding loans declined to 2.1% at December 31, 2007 compared to 2.3% at December 31, 2006. Non-accrual loans decreased 19.2% to $8.0 million at December 31, 2007 from $9.9 million at December 31, 2006. At December 31, 2007, the resulting allowance for loan losses was $15.4 million or 1.07% of total loans, net of unearned income. A year earlier the allowance was $16.2 million or 1.16% of total loans.
NON-INTEREST INCOME
Non-interest income of $31.5 million increased $2.7 million from the $28.8 million earned in 2006. This increase was in all areas with the exception of brokerage fees. Gain on investment securities and mortgage sales accounted for 31% of the increase.
NON-INTEREST EXPENSES
Non-interest expenses remained stable at $64.7 million for 2007 and 2006. Salaries and employee benefits decreased $307 thousand while other expenses increased $320 thousand. Occupancy and equipment expenses were relatively unchanged. Benefits of the consolidation of bank subsidiaries near the end of 2005 are still being realized.
INCOME TAXES
The Corporation’s federal income tax provision was $9.4 million in 2007 compared to a provision of $7.4 million in 2006. The overall effective tax rate in 2007 of 26.8% compares to a 2006 effective rate of 23.8%. The Corporation had reduced amounts of tax-exempt income relative to the total income in 2007 compared to 2006.
COMPARISON OF 2006 TO 2005
Net income for 2006 was $23.5 million or $1.77 per share compared to $23.1 million in 2005 or $1.72 per share. This stable income was the result of a reduced provision for loan losses effectively offsetting the decrease in net interest and non-interest income combined with a slight increase in non-interest expense in 2006. Total average interest-earning assets were unchanged in 2006 compared to 2005. The tax equivalent net interest margin increased slightly to 3.93% in 2006 from 3.92% in 2005. This increase was primarily the result of increased funding provided by non-interest bearing liabilities.
The provision for loan losses decreased $4.7 million from $11.7 million in 2005 to $7.0 million in 2006, and net charge-offs decreased $8.8 million from $15.6 million in 2005 to $6.8 million in 2006.
Net non-interest income and expense declined $4.3 million from 2005 to 2006. Non-interest expenses increased $1.1 million while non-interest income decreased $3.2 million. The decrease in non-interest income resulted primarily from reduced gains on sales of investment securities and loans in 2006.
The provision for income taxes fell $562 thousand from 2005 to 2006, decreasing the effective tax rate from 25.6% in 2005 to 23.8% in 2006.

FIRST FINANCIAL CORPORATION
Financial Condition — Summary
The Corporation’s total assets increased 2.6% or $55.6 million at December 31, 2007, from a year earlier. Available-for-sale securities increased $27.6 million at December 31, 2007, from the previous year. Loans, net of unearned income, increased by $36.2 million, to $1.43 billion. Deposits increased $27.0 million while borrowings increased by $10.6 million.
Total shareholders’ equity increased $10.4 million to $281.7 million at December 31, 2007. Net income was partially offset by higher dividends and the continued repurchase of corporate stock. The Corporation had increased purchases of treasury stock in 2007, acquiring 174,962 shares at a cost of $5.2 million compared to 137,249 shares during 2006 at a cost of $4.1 million. There were also 41,000 shares from the treasury with a value of $1.24 million that were contributed to the ESOP plan. Restructuring of the investment portfolio with maturities and purchases increased other comprehensive income as the Corporation recorded a net unrealized gain on available-for-sale securities of $1.1 million. Other comprehensive income was then reduced because of the increase in the unrealized loss on post-retirement benefits in accordance with SFAS No. 158.
Following is an analysis of the components of the Corporation’s balance sheet.
SECURITIES
The Corporation’s investment strategy seeks to maximize income from the investment portfolio while using it as a risk management tool and ensuring safety of principal and capital. During 2007 the portfolio’s balance increased by 4.93%. During 2007 the Federal Reserve decreased the fed funds rate by 1.00% to 4.25%. The average life of the portfolio declined from 4.38 years in 2006 to 4.08 years in 2007. The portfolio structure will continue to provide cash flows to be reinvested during 2008.
Year-end securities maturity schedules were comprised of the following:

	1 Year and Less		1 to 5 Years		5 to 10 Years		Over 10 Years		2007
(Dollar amounts in thousands)	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate	Total
U.S. government sponsored entity mortgage-backed securities and agencies	$212	5.08%	$1,366	4.60%	$65,393	4.44%	$222,733	5.26%	$289,704
Collateralized mortgage obligations (1)	—	—	4	11.50	27	6.94	77,143	5.27	77,174
States and political subdivisions	6,933	5.49	43,192	7.37	49,290	7.54	47,100	6.19	146,515
Corporate obligations	7,048	6.40	—	—	—	—	58,408	5.07	65,456

Total	14,193	5.93	44,562	7.29	114,710	5.77	405,384	5.34	578,849

Equities	—	—	—	—	—	—	7,784	—	7,784

TOTAL	$14,193		$44,562		$114,710		$413,168		$586,633

(1)	Distribution of maturities is based on the estimated average life of the asset.

2007 ANNUAL REPORT
Financial Condition — Summary
LOAN PORTFOLIO
Loans outstanding by major category as of December 31 for each of the last five years and the maturities at year-end 2007 are set forth in the following analyses.

(Dollar amounts in thousands)	2007	2006	2005	2004	2003
Loan Category

Commercial, financial and agricultural	$461,086	$407,995	$382,214	$401,724	$374,638
Real estate — construction	29,637	33,336	31,918	32,810	35,361
Real estate — mortgage	673,355	691,989	707,008	753,826	766,911
Consumer	262,858	257,065	272,062	272,261	248,290
Lease financing	2,275	2,604	2,845	3,658	4,884

Total	$1,429,211	$1,392,989	$1,396,047	$1,464,279	$1,430,084

Credit card loans held-for-sale	$14,068	—	—	—	—

		After One
	Within	But Within	After Five
(Dollar amounts in thousands)	One Year	Five Years	Years	Total
Maturity Distribution

Commercial, financial and agricultural	$223,954	$193,781	$43,351	$461,086
Real estate — construction	12,869	7,441	9,327	29,637

Total	$236,823	$201,222	$52,678	490,723

Real estate — mortgage				673,355
Consumer				262,858
Lease financing				2,275

Total				$1,429,211

Credit card loans held-for-sale				$14,068

Loans maturing after one year with:
Fixed interest rates		$73,688	$42,213
Variable interest rates		127,534	10,465

Total		$201,222	$52,678

FIRST FINANCIAL CORPORATION
Financial Condition — Summary
ALLOWANCE FOR LOAN LOSSES
The activity in the Corporation’s allowance for loan losses is shown in the following analysis:

(Dollar amounts in thousands)	2007	2006	2005	2004	2003
Amount of loans outstanding at December 31,	$1,429,211	$1,392,989	$1,396,047	$1,464,279	$1,430,084

Average amount of loans by year	$1,409,051	$1,384,138	$1,441,247	$1,452,572	$1,417,026

Allowance for loan losses at beginning of year	$16,169	$16,042	$19,918	$21,239	$21,249
Loans charged off:
Commercial, financial and agricultural	3,433	2,066	6,093	4,080	2,253
Real estate — mortgage	1,026	1,617	2,590	623	1,101
Consumer	5,712	6,826	8,809	6,680	5,586
Leasing	5	—	—	1	—

Total loans charged off	10,176	10,509	17,492	11,384	8,940

Recoveries of loans previously charged off:
Commercial, financial and agricultural	389	1,262	284	452	432
Real estate — mortgage	139	187	343	37	166
Consumer	2,250	2,204	1,291	1,281	877
Leasing	—	—	—	1	—

Total recoveries	2,778	3,653	1,918	1,771	1,475

Net loans charged off	7,398	6,856	15,574	9,613	7,465
Provision charged to expense	6,580	6,983	11,698	8,292	7,455

Balance at end of year	$15,351	$16,169	$16,042	$19,918	$21,239

Ratio of net charge-offs during period to average loans outstanding	.53%	.50%	1.08%	.66%	.53%

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

2007 ANNUAL REPORT
Financial Condition — Summary

	Years Ended December 31,
(Dollar amounts in thousands)	2007	2006	2005	2004	2003
Commercial, financial and agricultural	$10,090	$9,043	$8,148	$11,840	$13,844
Real estate — mortgage	1,245	1,364	867	850	1,254
Consumer	4,016	5,762	7,027	7,228	6,141

Total Allowance for Loan Losses	$15,351	$16,169	$16,042	$19,918	$21,239

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

(Dollar amounts in thousands)	2007	2006	2005	2004	2003
Non-accrual loans	$7,971	$9,893	$8,464	$19,862	$8,429
Restructured loans	50	52	57	430	542
Accruing loans past due over 90 days	4,462	4,691	6,354	7,813	5,384

	$12,483	$14,636	$14,875	$28,105	$14,355

The ratio of the allowance for loan losses as a percentage of nonperforming loans was 123% at December 31, 2007, compared to 110% in 2006. The following loan categories comprise significant components of the nonperforming loans at December 31, 2007 and 2006:

(Dollar amounts in thousands)	2007		2006
Non-accrual loans:
1-4 family residential	$2,574	32%	$1,598	16%
Commercial loans	3,938	50	6,551	66
Consumer loans	1,459	18	1,744	18

	$7,971	100%	$9,893	100%

Past due 90 days or more:
1-4 family residential	$1,230	28%	$1,607	34%
Commercial loans	2,795	62	2,542	54
Consumer loans	437	10	542	12

	$4,462	100%	$4,691	100%

FIRST FINANCIAL CORPORATION
Financial Condition — Summary
DEPOSITS
The information below presents the average amount of deposits and rates paid on those deposits for 2007, 2006 and 2005.

	2007		2006		2005
(Dollar amounts in thousands)	Amount	Rate	Amount	Rate	Amount	Rate
Non-interest-bearing demand deposits	$226,822		$206,839		$153,027
Interest-bearing demand deposits	198,368	0.94%	201,928	1.14%	294,344	0.77%
Savings deposits	410,919	2.62%	410,458	1.87%	392,791	1.21%
Time deposits:
$100,000 or more	189,501	4.66%	188,572	4.27%	185,436	3.11%
Other time deposits	477,114	4.30%	480,116	4.01%	457,685	3.11%

TOTAL	$1,502,724		$1,487,913		$1,483,283

The maturities of certificates of deposit of $100 thousand or more outstanding at December 31, 2007, are summarized as follows:

3 months or less	$11,402
Over 3 through 6 months	35,587
Over 6 through 12 months	44,677
Over 12 months	102,235

TOTAL	$193,901

2007 ANNUAL REPORT
Financial Condition — Summary
OTHER BORROWINGS
Advances from the Federal Home Loan Bank decreased slightly to $334.7 million in 2007 compared to $335.2 million in 2006. The Asset/Liability Committee reviews these investments and funding sources and considers the related strategies on a weekly basis. See Interest Rate Sensitivity and Liquidity below for more information.
CAPITAL RESOURCES
Bank regulatory agencies have established capital adequacy standards which are used extensively in their monitoring and control of the industry. These standards relate capital to level of risk by assigning different weightings to assets and certain off-balance-sheet activity. As shown in the footnote to the consolidated financial statements (“Regulatory Matters”), the Corporation’s capital exceeds the requirements to be considered well capitalized at December 31, 2007.
First Financial Corporation’s objective continues to be to maintain adequate capital to merit the confidence of its customers and shareholders. To warrant this confidence, the Corporation’s management maintains a capital position which they believe is sufficient to absorb unforeseen financial shocks without unnecessarily restricting dividends to its shareholders. The Corporation’s dividend payout ratio for 2007 and 2006 was 44.8% and 44.2%, respectively. The Corporation expects to continue its policy of paying regular cash dividends, subject to future earnings and regulatory restrictions and capital requirements.
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
The table on the following page shows the Corporation’s estimated sensitivity profile as of December 31, 2007. The change in interest rates assumes a parallel shift in interest rates of 100 and 200 basis points. Given a 100 basis point increase in rates, net interest income would decrease 0.54% over the next 12 months and increase 0.93% over the following 12 months. Given a 100 basis point decrease in rates, net interest income would increase 0.27% over the next 12 months and decrease 1.31% over the following 12 months. These estimates assume all rate changes occur overnight and management takes no action as a result of this change.

FIRST FINANCIAL CORPORATION
Financial Condition — Summary

Basis Point	Percentage Change in Net Interest Income
Interest Rate Change	12 months	24 months	36 months
Down 200	0.46%	-3.63%	-7.16%
Down 100	0.27	-1.31	-2.92
Up 100	-0.54	0.93	2.48
Up 200	-4.32	-1.59	2.51
Typical rate shock analysis does not reflect management’s ability to react and thereby reduce the effects of rate changes, and represents a worst-case scenario.
Liquidity Risk: Liquidity is measured by the bank’s ability to raise funds to meet the obligations of its customers, including deposit withdrawals and credit needs. This is accomplished primarily by maintaining sufficient liquid assets in the form of investment securities and core deposits. The Corporation has $13.8 million of investments that mature throughout the coming 12 months. The Corporation also anticipates $66.9 million of principal payments from mortgage-backed securities. Given the current rate environment, the Corporation anticipates $28.2 million in securities to be called within the next 12 months.
CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES AND OFF-BALANCE SHEET ARRANGEMENTS
The Corporation has various financial obligations, including contractual obligations and commitments, that may require future cash payments.
Contractual Obligations: The following table presents, as of December 31, 2007, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

	Payments Due In
	Note	One Year	One to	Three to	Over Five
(Dollar amounts in thousands)	Reference	or Less	Three Years	Five Years	Years	Total
Deposits without a stated maturity		$881,114	$—	$—	$—	$881,114
Consumer certificates of deposit		513,361	115,846	19,179	221	648,607
Short-term borrowings	10	27,331	—	—	—	27,331
Other borrowings	11	90,232	249,760	724	569	341,285
Commitments: The following table details the amount and expected maturities of significant commitments as of December 31, 2007. Further discussion of these commitments is included in Note 13 to the consolidated financial statements.

	Total Amount	One Year	Over One
(Dollar amounts in thousands)	Committed	or Less	Year
Commitments to extend credit:
Unused loan commitments	$275,656	$178,285	$97,371
Commercial letters of credit	17,336	13,685	3,651
Commitments to extend credit, including loan commitments, standby and commercial letters of credit do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.
OUTLOOK
The Corporation’s primary market is west-central Indiana and east-central Illinois. Typically, this market does not expand or contract at rates that are experienced by both the state and national economies. This area continues to be driven primarily by the retail, higher education and health care industries. During 2007 most of the Corporation’s markets experienced stable labor market conditions. There are limited significant growth opportunities currently available.

2007 ANNUAL REPORT
Consolidated Balance Sheet — Average Balances And Interest Rates

	December 31,
	2007			2006			2005
	Average		Yield/	Average		Yield/	Average		Yield/
(Dollar amounts in thousands)	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
ASSETS
Interest-earning assets:
Loans (1) (2)	$1,409,051	105,804	7.51%	$1,384,138	100,475	7.26%	$1,441,247	96,957	6.73%
Taxable investment securities	444,220	23,545	5.30	430,492	21,877	5.08	387,269	16,802	4.34
Tax-exempt investments (2)	188,012	13,354	7.10	176,044	12,794	7.27	171,802	12,248	7.13
Federal funds sold	14,756	768	5.20	16,203	788	4.87	13,772	496	3.60

Total interest-earning assets	2,056,039	143,471	6.98%	2,006,877	135,934	6.77%	2,014,090	126,503	6.28%

Non-interest earning assets:
Cash and due from banks	61,655			66,302			74,005
Premises and equipment, net	32,762			31,309			30,720
Other assets	64,801			59,363			62,779
Less allowance for loan losses	(15,665)			(16,533)			(18,298)

Totals	$2,199,592			$2,147,318			$2,163,296

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities:
Transaction accounts	$609,287	12,634	2.07%	$612,387	10,845	1.77%	$687,135	7,031	1.02%
Time deposits	666,615	29,322	4.40	668,687	26,440	3.95	643,121	20,153	3.13
Short-term borrowings	32,140	1,611	5.01	15,759	746	4.73	25,766	783	3.04
Other borrowings	343,767	19,394	5.64	343,014	19,098	5.57	356,728	19,502	5.47

Total interest-bearing liabilities:	1,651,809	62,961	3.81%	1,639,847	57,129	3.48%	1,712,750	47,469	2.77%

Non interest-bearing liabilities:
Demand deposits	226,822			206,839			153,027
Other	42,974			25,958			26,942

	1,921,605			1,872,644			1,892,719

Shareholders’ equity	277,987			274,674			270,577

Totals	$2,199,592			$2,147,318			$2,163,296

Net interest earnings		$80,510			$78,805			$79,034

Net yield on interest-earning assets			3.92%			3.93%			3.92%

(1)	For purposes of these computations, nonaccruing loans are included in the daily average loan amounts outstanding.

(2)	Interest income includes the effect of tax equivalent adjustments using a federal tax rate of 35%.

FIRST FINANCIAL CORPORATION
MARKET AND DIVIDEND INFORMATION
At year-end 2007 shareholders owned 13,136,359 shares of the Corporation’s common stock. The stock is traded on the NASDAQ Global under the symbol THFF.
Historically, the Corporation has paid cash dividends semi-annually and currently expects that comparable cash dividends will continue to be paid in the future. The following table gives quarterly high and low trade prices and dividends per share during each quarter for 2007 and 2006.

	2007			2006
			Cash			Cash
	Trade Price		Dividends	Trade Price		Dividends
Quarter ended	High	Low	Declared	High	Low	Declared
March 31	$35.74	$28.20		$29.80	$27.00
June 30	$32.45	$27.26	$.43	$31.91	$27.42	$.42
September 30	$32.78	$23.48		$33.45	$28.21
December 31	$32.29	$26.93	$.44	$35.92	$31.50	$.43
TOTAL RETURN PERFORMANCE

	Period Ending
Index	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
First Financial Corporation	$100.00	$126.43	$151.23	$120.06	$161.93	$133.53
Russell 2000	100.00	147.25	174.24	182.18	215.64	212.26
SNL $1B-$5B Bank Index	100.00	135.99	167.83	164.97	190.90	139.06