Form 10-K, Exhibit 13
period 2008-12-31
FIRST FINANCIAL CORP /IN/
filed 2009-03-13
CIK 714562

Exhibit 13 — Five Year Comparison of Selected Financial Data

(Dollar amounts in thousands,
except per share amounts)	2008	2007	2006	2005	2004

BALANCE SHEET DATA:
Total assets	$2,302,675	$2,231,562	$2,175,998	$2,136,918	$2,183,992
Securities	596,915	558,020	530,400	503,079	472,884
Loans, net of unearned fees*	1,471,327	1,443,067	1,392,755	1,395,741	1,463,871
Deposits	1,563,498	1,529,721	1,502,682	1,464,918	1,443,121
Borrowings	406,653	368,616	358,008	370,090	438,013
Shareholders’ equity	286,844	281,692	271,260	269,323	268,335

INCOME STATEMENT DATA:
Interest income	133,954	137,734	130,832	121,647	116,888
Interest expense	52,490	62,961	57,129	47,469	44,686
Net interest income	81,464	74,773	73,703	74,178	72,202
Provision for loan losses	7,855	6,580	6,983	11,698	8,292
Other income	25,410	31,497	28,826	32,025	35,754
Other expenses	66,447	64,726	64,656	63,538	63,656
Net income	24,769	25,580	23,539	23,054	28,009

PER SHARE DATA:
Net income	1.89	1.94	1.77	1.72	2.07
Cash dividends	0.89	0.87	0.85	.82	.79

PERFORMANCE RATIOS:
Net income to average assets	1.09%	1.16%	1.10%	1.07%	1.28%
Net income to average shareholders’ equity	8.61	9.20	8.57	8.52	10.45
Average total capital to average assets	13.28	13.35	13.56	13.35	13.24
Average shareholders’ equity to average assets	12.60	12.64	12.79	12.51	12.23
Dividend payout	47.10	44.76	44.18	47.57	38.13

*	2008 and 2007 include $12,800 and $14,068, respectively, of credit card loans that are held-for-sale.

Consolidated Balance Sheets

	December 31,
(Dollar amounts in thousands, except per share data)	2008	2007

ASSETS
Cash and due from banks	$67,298	$70,082
Federal funds sold	9,530	4,201
Securities available-for-sale	596,915	558,020
Loans, net of allowance of $16,280 in 2008 and $15,351 in 2007	1,442,247	1,413,648
Credit card loans held-for-sale	12,800	14,068
Restricted stock	26,227	28,613
Accrued interest receivable	13,081	13,698
Premises and equipment, net	32,145	32,632
Bank-owned life insurance	62,107	59,950
Goodwill	7,102	7,102
Other intangible assets	1,512	1,937
Other real estate owned	3,200	1,472
Other assets	28,511	26,139

Total Assets	$2,302,675	$2,231,562

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Non-interest-bearing	$236,249	$225,549
Interest-bearing:
Certificates of deposit of $100 or more	211,107	193,901
Other interest-bearing deposits	1,116,142	1,110,271

	1,563,498	1,529,721

Short-term borrowings	21,500	27,331
Other borrowings	385,153	341,285
Other liabilities	45,680	51,533

Total Liabilities	2,015,831	1,949,870

Shareholders’ equity
Common stock, $.125 stated value per share,
Authorized shares — 40,000,000
Issued shares — 14,450,966
Outstanding shares — 13,116,630 in 2008 and 13,136,359 in 2007	1,806	1,806
Additional paid-in capital	68,654	68,212
Retained earnings	263,115	250,011
Accumulated other comprehensive income (loss)	(12,946)	(5,181)
Less: Treasury shares at cost — 1,334,336 in 2008 and 1,314,607 in 2007	(33,785)	(33,156)

Total Shareholders’ Equity	286,844	281,692

Total Liabilities and Shareholders’ Equity	$2,302,675	$2,231,562

See accompanying notes.

Consolidated Statements of Income

	Years Ended December 31,
(Dollar amounts in thousands, except per share data)	2008	2007	2006

INTEREST AND DIVIDEND INCOME:
Loans, including related fees	$99,572	$104,950	$99,850
Securities:
Taxable	25,303	23,336	21,877
Tax-exempt	6,415	6,635	6,243
Other	2,664	2,813	2,862

Total Interest and Dividend Income	133,954	137,734	130,832

INTEREST EXPENSE:
Deposits	32,696	41,956	37,285
Short-term borrowings	1,068	1,611	746
Other borrowings	18,726	19,394	19,098

Total Interest Expense	52,490	62,961	57,129

Net Interest Income	81,464	74,773	73,703
Provision for loan losses	7,855	6,580	6,983

Net Interest Income After Provision For Loan Losses	73,609	68,193	66,720

NON-INTEREST INCOME:
Trust and financial services	3,993	3,697	3,766
Service charges and fees on deposit accounts	11,889	11,877	11,639
Other service charges and fees	6,050	5,783	5,279
Securities gains (losses)	(5,787)	211	6
Insurance commissions	6,688	6,541	6,323
Gain on sale of mortgage loans	817	816	191
Other	1,760	2,572	1,622

Total Non-Interest Income	25,410	31,497	28,826

NON-INTEREST EXPENSES:
Salaries and employee benefits	41,287	39,432	39,739
Occupancy expense	4,182	4,034	3,994
Equipment expense	4,560	4,322	4,305
Other	16,418	16,938	16,618

Total Non-Interest Expense	66,447	64,726	64,656

Income Before Income Taxes	32,572	34,964	30,890

Provision for income taxes	7,803	9,384	7,351

Net Income	$24,769	$25,580	$23,539

EARNINGS PER SHARE:

Basic and Diluted	$1.89	$1.94	$1.77

Weighted average number of shares outstanding (in thousands)	13,110	13,178	13,295

See accompanying notes.

Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated
				Other
	Common	Additional	Retained	Comprehensive	Treasury
(Dollar amounts in thousands, except per share data)	Stock	Paid-In Capital	Earnings	Income (Loss)	Stock	Total

Balance, January 1, 2006	$1,806	$67,670	$223,710	$1,903	$(25,766)	$269,323

Comprehensive income:
Net income	—	—	23,539	—	—	23,539
Other comprehensive loss, net of tax:
Change in net unrealized gains/losses on securities available-for-sale, net	—	—	—	1,161	—	1,161

Total comprehensive income						24,700

Adjustment to initially apply SFAS No. 158, net of tax (Note 1)	—	—	—	(8,558)	—	(8,558)
Contribution of 34,000 shares to ESOP	—	333	—	—	831	1,164
Treasury stock purchases (137,249 shares)	—	—	—	—	(4,087)	(4,087)
Cash dividends, $ .85 per share	—	—	(11,282)	—	—	(11,282)

Balance, December 31, 2006	1,806	68,003	235,967	(5,494)	(29,022)	271,260

Comprehensive income:
Net income	—	—	25,580	—	—	25,580
Other comprehensive loss, net of tax:
Change in net unrealized gains/losses on securities available-for-sale, net	—	—	—	1,110	—	1,110
Change in unrealized gains/losses on post-retirement benefits	—	—	—	(797)	—	(797)

Total comprehensive income						25,893

Adjustment to initially apply FIN No. 48, net of tax (Note 1)	—	—	(86)	—	—	(86)
Contribution of 41,000 shares to ESOP	—	209	—	—	1,033	1,242
Treasury stock purchases (174,962 shares)	—	—	—	—	(5,167)	(5,167)
Cash dividends, $ .87 per share	—	—	(11,450)	—	—	(11,450)

Balance, December 31, 2007	1,806	68,212	250,011	(5,181)	(33,156)	281,692

Comprehensive income:
Net income	—	—	24,769	—	—	24,769
Other comprehensive loss, net of tax:
Change in net unrealized gains/losses on securities available-for-sale, net	—	—	—	(8,276)	—	(8,276)
Change in unrealized gains/losses on post-retirement benefits	—	—	—	511	—	511

Total comprehensive income						17,004

Contribution of 33,015 shares to ESOP	—	442	—	—	835	1,277
Treasury stock purchases (52,744 shares)	—	—	—	—	(1,464)	(1,464)
Cash dividends, $ .89 per share	—	—	(11,665)	—	—	(11,665)

Balance, December 31, 2008	$1,806	$68,654	$263,115	$(12,946)	$(33,785)	$286,844

See accompanying notes.

Consolidated Statements of Cash Flows

	Years Ended December 31,
(Dollar amounts in thousands, except per share data)	2008	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$24,769	$25,580	$23,539
Adjustments to reconcile net income to net cash provided by operating activities:
Net (accretion) amortization on securities	(2,874)	(2,619)	(2,540)
Provision for loan losses	7,855	6,580	6,983
Securities (gains) losses	5,787	(211)	(6)
Depreciation and amortization	3,535	3,443	3,515
Provision for deferred income taxes	(5,147)	27	(3,579)
Net change in accrued interest receivable	617	274	(1,435)
Contribution of shares to ESOP	1,277	1,242	1,164
Gains on sales of other real estate	35	(116)	—
Other, net	677	1,302	9,688

Net Cash from Operating Activities	36,531	35,502	37,329

CASH FLOWS FROM INVESTING ACTIVITIES:
Sales of securities available-for-sale	1,063	3,140	—
Calls, maturities and principal reductions on securities available-for-sale	95,198	94,587	157,031
Purchases of securities available-for-sale	(151,863)	(120,657)	(180,393)
Loans made to customers, net of repayments	(39,306)	(60,485)	(6,510)
Net change in federal funds sold	(5,329)	17,236	(18,455)
Redemption of restricted stock	2,386	30	5,080
Sale of other real estate	2,357	4,322	—
Additions to premises and equipment	(2,623)	(2,382)	(5,015)

Net Cash from Investing Activities	(98,117)	(64,209)	(48,262)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in deposits	33,777	27,039	37,764
Net change in other short-term borrowings	(5,831)	11,128	(10,021)
Dividends paid	(11,548)	(11,373)	(11,181)
Purchases of treasury stock	(1,464)	(5,167)	(4,087)
Proceeds from other borrowings	408,500	81,750	—
Repayments on other borrowings	(364,632)	(82,270)	(2,061)

Net Cash from Financing Activities	58,802	21,107	10,414

Net Change in Cash and Cash Equivalents	(2,784)	(7,600)	(519)

Cash and Cash Equivalents, Beginning of Year	70,082	77,682	78,201

Cash and Cash Equivalents, End of Year	$67,298	$70,082	$77,682

SUPPLEMENTAL DISCLOSURES OF CASH FLOW AND NONCASH INFORMATION:
Cash paid during the year for:

Interest	$54,168	$62,080	$56,150

Income taxes	$11,657	$8,494	$11,202

Transfers from loans to loans held-for-sale	$—	$14,608	$—

See accompanying notes.

Notes to Consolidated Financial Statements
1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:
Business
Organization: The consolidated financial statements of First Financial Corporation and its subsidiaries (the Corporation) include the parent company and its wholly-owned subsidiaries, First Financial Bank, N.A. of Vigo County, Indiana, The Morris Plan Company of Terre Haute (Morris Plan), and Forrest Sherer Inc., a full-line insurance agency headquartered in Terre Haute, Indiana. Inter-company transactions and balances have been eliminated. First Financial Reinsurance Company was dissolved during 2007 with no material impact to the financial statements of the Corporation.
First Financial Bank also has two investment subsidiaries, Portfolio Management Specialists A (Specialists A) and Portfolio Management Specialists B (Specialists B), which were established to hold and manage certain assets as part of a strategy to better manage various income streams and provide opportunities for capital creation as needed. Specialists A and Specialists B subsequently entered into a limited partnership agreement, Global Portfolio Limited Partners. Portfolio Management Specialists B also owns First Financial Real Estate, LLC. At December 31, 2008, $531.0 million of securities and loans were owned by these subsidiaries. Specialists A, Specialists B, Global Portfolio Limited Partners and First Financial Real Estate LLC are included in the consolidated financial statements.
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
Significant Accounting Policies
Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and disclosures provided, and actual results could differ. The allowance for loan losses, carrying value of intangible assets, loan servicing rights, other-than-temporary securities impairment and the fair values of financial instruments are particularly subject to change.
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
Restricted Stock: Restricted stock includes Federal Home Loan Bank (FHLB) of Indianapolis and Federal Reserve stock. This restricted stock is carried at cost and periodically evaluated for impairment. Because this stock is viewed as a long-term investment, impairment is based on ultimate recovery of par value. Both cash and stock dividends are reported as income.
Servicing Rights: Servicing rights are recognized separately when they are acquired through sales of loans. When mortgage loans are sold, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on third-party valuations that incorporate assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, ancillary income, prepayment speeds and default rates and losses. All classes of servicing assets are subsequently measured using the amortization method, which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.
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
Servicing fee income, which is included in Other Service Fees on the income statement, is for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Servicing fees totaled $901 thousand, $947 thousand and $1.01 million for the years ended December 31, 2008, 2007 and 2006. Late fees and ancillary fees related to loan servicing are not material .
Bank-Owned Life Insurance: The Corporation has purchased life insurance policies on certain key executives. In accordance with EITF 06-5, bank-owned life insurance is recorded at its cash surrender value, or the amount that can be realized. Income on the investments in life insurance is included in other interest income.
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

Notes to Consolidated Financial Statements
Deferred Compensation Plan: A deferred compensation plan covers all directors. Under the plan, the Corporation pays each director, or their beneficiary, the amount of fees deferred plus interest over 10 years, beginning when the director achieves age 65. A liability is accrued for the obligation under these plans. The expense incurred for the deferred compensation for each of the last three years was $169 thousand, $177 thousand and $201 thousand, resulting in a deferred compensation liability of $2.4 million and $2.3 million as of year-end 2008 and 2007.
Long-Term Incentive Plan: A long-term incentive plan provides for the payment of incentive rewards as a 15-year annuity to all directors and certain key officers. The plan expires December 31, 2009, and compensation expense is recognized over the service period. Payments under the plan generally do not begin until the earlier of January 1, 2015, or the January 1 immediately following the year in which the participant reaches age 65. Compensation expense for each of the last three years was $2.0 million, $2.0 million and $1.7 million, resulting in a liability of $13.2 million and $11.3 million as of year-end 2008 and 2007.
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
The Corporation adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes (FIN 48), as of January 1, 2007. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption of FIN 48 on January 1, 2007 reduced retained earnings and increased liabilities by $86 thousand.
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
Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale and changes in the funded status of the retirement plans, which are also recognized as separate components of equity.
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
Adoption of New Accounting Standards: In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157, Fair Value Measurements (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. We have included the disclosures required by FAS 157 in this document. In October 2008, the FASB issued Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. This FSP clarifies the application of FAS 157 in a market that is not active. We have evaluated FSP 157-3 and concluded that our methods of valuing our securities portfolio are consistent with its provisions.

Notes to Consolidated Financial Statements
In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard was effective for the Corporation on January 1, 2008. The Corporation did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.
In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants’ employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue was effective for fiscal years beginning after December 15, 2007. The impact of adoption was not material.
On November 5, 2007, the SEC issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value through Earnings (SAB 109). Previously, SAB 105, Application of Accounting Principles to Loan Commitments, stated that in measuring the fair value of a derivative loan commitment, a company should not incorporate the expected net future cash flows related to the associated servicing of the loan. SAB 109 supersedes SAB 105 and indicates that the expected net future cash flows related to the associated servicing of the loan should be included in measuring fair value for all written loan commitments that are accounted for at fair value through earnings. SAB 105 also indicated that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment, and SAB 109 retains that view. SAB 109 was effective for the derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The impact of adoption was not material.
Effect of Newly Issued But Not Yet Effective Accounting Standards: In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations (FAS 141(R), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. FAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this standard is not expected to have a material effect on the Corporation’s results of operations or financial position.
In March 2007, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133. FAS No. 161 amends and expands the disclosure requirements of SFAS No. 133 for derivative instruments and hedging activities. FAS No. 161 requires qualitative disclosure about objectives and strategies for using derivative and hedging instruments, quantitative disclosures about fair value amounts of the instruments and gains and losses on such instruments, as well as disclosures about credit-risk features in derivative agreements. FAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of this standard is not expected to have a material effect on the Corporation’s results of operations or financial position.
2. FAIR VALUES OF FINANCIAL INSTRUMENTS:
Statement of Financial Accounting Standard (SFAS) No. 157 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three level of inputs that may be used to measure fair value:
Level 1: Quoted prices (unadjusted) of identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2: Significant other observable inputs other than Level 1 prices such as such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
The fair value of securities available-for-sale is determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).
For those securities that cannot be priced using quoted market prices or observable inputs, a Level 3 valuation is determined. These securities are primarily trust preferred securities, which are priced using Level 3 due to current market illiquidity. The fair value of these securities is compute based upon discounted cash flows estimated using payment, default and recovery assumptions. Cash flows are discounted at appropriate market rates, including consideration of credit spreads and illiquidity discounts. Due to current market conditions, as well as the limited trading activity of these securities, the market value of the securities is highly sensitive to assumption changes and market volatility.

Notes to Consolidated Financial Statements

	December 31, 2008
	Fair Value Measurements Using
(Dollar amounts in thousands)	Level 1	Level 2	Level 3	Carrying Value
Securities available-for-sale (1)	$2,827	$586,094	$7,994	$596,915

(1)
Carried at fair value prior to the adoption of SFAS 157. The fair value of securities reported using Level 3 inputs include certain investments in bank equities and collateralized debt obligations for which Level 1 and Level 2 inputs are not available.

The table below presents a reconciliation and income statement classification of gains and losses for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the twelve months ended December 31, 2008.

Fair Value Measurements
Using Significant
Unobservable Inputs (Level 3)
Beginning balance, January 1, 2008	$33,745
Total realized/unrealized gains or losses
Included in earnings	(6,145)
Included in other comprehensive income	(19,318)
Settlements	(288)

Ending balance, December 31, 2008	$7,994

Change in unrealized gains and losses recorded in earnings for the year ended December 31, 2008 for Level 3 assets that are still held at December 31, 2008 was related to fair value declines recorded as other-than-temporary impairment.
All impaired loans disclosed in footnote 6 are valued at Level 3 and are carried at a fair value of $12.2 million, net of a valuation allowance of $4.7 million at December 31, 2008. The impact to the provision for loan losses for the twelve months ended December 31, 2008 was $3.7 million. Fair value is measured based on the value of the collateral securing those loans and is determined using several methods. Generally, the fair value of real estate is determined based on appraisals by qualified licensed appraisers. If an appraisal is not available, the fair value may be determined by using a cash flow analysis, a broker’s opinion of value, the net present value of future cash flows, or an observable market price from an active market. Fair value on non-real estate loans is determined using similar methods. In addition, business equipment may be valued by using the net book value from the business’ financial statements.
FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments (FASB. No 107), requires disclosures of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate that value.
Carrying amount is the estimated fair value for cash and due from banks, federal funds sold, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term and certain other borrowings, and variable-rate loans or deposits that reprice frequently and fully. Security fair values are determined as previously described. For fixed-rate loans or deposits, variable rate loans or deposits with infrequent repricing or repricing limits, and for longer-term borrowings, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of debt is based on current rates for similar financing. The fair value of off-balance sheet items is not considered material.
The carrying amount and estimated fair value of financial instruments are presented in the table below and were determined based on the above assumptions:

	December 31,
	2008		2007
	Carrying	Fair	Carrying	Fair
(Dollar amounts in thousands)	Value	Value	Value	Value
Cash and due from banks	$67,298	$67,298	$70,082	$70,082
Federal funds sold	9,530	9,530	4,201	4,201
Securities available-for-sale	596,915	596,915	558,020	558,020
Loans, net*	1,455,047	1,457,842	1,427,716	1,427,272
Accrued interest receivable	13,081	13,081	13,698	13,698
Deposits	(1,563,498)	(1,554,912)	(1,529,721)	(1,536,205)
Short-term borrowings	(21,500)	(21,500)	(27,331)	(27,331)
Federal Home Loan Bank advances	(378,553)	(390,296)	(334,685)	(339,300)
Other borrowings	(6,600)	(6,600)	(6,600)	(6,600)
Accrued interest payable	(3,871)	(3,871)	(5,549)	(5,549)

*	Includes credit card loans held for sale.

Notes to Consolidated Financial Statements
3. RESTRICTIONS ON CASH AND DUE FROM BANKS:
Certain affiliate banks are required to maintain average reserve balances with the Federal Reserve Bank that do not earn interest. The amount of those reserve balances was approximately $8.6 million and $9.3 million at December 31, 2008 and 2007, respectively.
4. SECURITIES:
The fair value of securities available-for-sale and related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

	December 31, 2008
	Fair	Unrealized
(Dollar amounts in thousands)	Value	Gains	Losses
U.S. Government sponsored entities and entity mortgage-backed securities	$365,631	$11,185	$(10)
Collateralized mortgage obligations	70,227	1,389	—
State and municipal	143,841	2,439	(1,822)
Corporate obligations	10,633	—	(20,953)
Equities	6,583	2,097	(1,163)

Total	$596,915	$17,110	$(23,948)

	December 31, 2007
	Fair	Unrealized
(Dollar amounts in thousands)	Value	Gains	Losses
U.S. Government sponsored entities and entity mortgage-backed securities	$289,704	$2,181	$(1,219)
Collateralized mortgage obligations	77,174	587	(143)
State and municipal	146,515	3,824	(171)
Corporate obligations	36,843	52	(1,219)
Equities	7,784	3,063	—

Total	$558,020	$9,707	$(2,752)

As of December 31, 2008, the Corporation does not have any securities from any issuer, other than the U.S. Government, with an aggregate book or fair value that exceeds ten percent of shareholders’ equity.
Securities with a carrying value of approximately $118.8 million and $71.6 million at December 31, 2008 and 2007, respectively, were pledged as collateral for short-term borrowings and for other purposes.
Below is a summary of the gross gains and losses realized by the Corporation on investment sales during the years ended December 31, 2008, 2007 and 2006, respectively.

(Dollar amounts in thousands)	2008	2007	2006
Proceeds	—	$3,170	—
Gross gains	—	192	—
Gross losses	—	10	—
Additional gains of $5 thousand in 2008 and $29 thousand in 2007 resulted from redemption premiums on called securities.

Notes to Consolidated Financial Statements
Contractual maturities of debt securities at year-end 2008 were as follows. Securities not due at a single maturity or with no maturity date, primarily mortgage-backed and equity securities, are shown separately.

Available-
for-Sale
(Dollar amounts in thousands)	Fair Value
Due in one year or less	$13,309
Due after one but within five years	43,528
Due after five but within ten years	40,523
Due after ten years	127,495

224,855
Mortgage-backed securities and equities	372,060

Total	$596,915

The following tables show the securities’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at December 31, 2008 and 2007.

	December 31, 2008
	Less Than 12 Months		More Than 12 Months		Total
		Unrealized		Unrealized		Unrealized
(Dollar amounts in thousands)	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
U.S. Government entity mortgage-backed securities	$1,735	$(7)	$84	$(3)	$1,819	$(10)
State and municipal obligations	51,011	(1,797)	321	(25)	51,332	(1,822)
Corporate obligations	6,394	(612)	4,239	(20,341)	10,633	(20,953)
Equities	1,668	(1,163)	—	—	1,668	(1,163)

Total temporarily impaired securities	$60,808	$(3,579)	$4,644	$(20,369)	$65,452	$(23,948)

	December 31, 2007
	Less Than 12 Months		More Than 12 Months		Total
		Unrealized		Unrealized		Unrealized
(Dollar amounts in thousands)	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
U.S. Government entity mortgage-backed securities	$226	$(1)	$110,861	$(1,218)	$111,087	$(1,219)
Collateralized mortgage obligations	21,680	(104)	5,377	(39)	27,057	(143)
State and municipal obligations	10,411	(61)	9,307	(110)	19,718	(171)
Corporate obligations	29,795	(1,219)	—	—	29,795	(1,219)

Total temporarily impaired securities	$62,112	$(1,385)	$125,545	$(1,367)	$187,657	$(2,752)

The Corporation evaluates securities for other-than-temporary impairment on a quarterly basis. Factors considered include length of time impaired, reason for impairment, outlook and the Corporation’s ability to hold the investment to allow for recovery of fair value. There were no securities considered to be other-than-temporarily impaired at December 31, 2007.
The Corporation held 166 investment securities with an amortized cost greater than fair value as of December 31, 2008. The unrealized losses on mortgage-backed and state and municipal obligations represent negative adjustments to market value relative to the rate of interest paid on the securities and not losses related to the creditworthiness of the issuer. Management has the intent and ability to hold for the foreseeable future and believes the value will recover as the securities approach maturity or market rates change.

Notes to Consolidated Financial Statements
The majority of the unrealized losses relate to corporate obligations and equity securities, including investment in bank equity securities and collateralized debt obligations (CDOs). There were four bank equities with an amortized cost of $2.8 million with unrealized losses totaling $1.2 million, and we believe these losses relate to the current market pessimism in the banking sector where depressed bank stock values are prevalent across the industry. We have evaluated the financial condition of each one of these banks and do not believe the securities to be other-than-temporarily impaired.
There were also five collateralized debt obligations with an amortized cost of $24.6 million with unrealized losses totaling $20.3 million as of December 31, 2008. Based upon a downgrade in credit rating during 2008 and an analysis of expected cash flows, we determined that one CDO included in corporate obligations was other-than-temporarily impaired and wrote our investments in that CDO totaling $9 million down to its fair value of $2.9 million (or 31.7% of book value) at September 30, 2008. The impact of this impairment charge to 2008 income was $3.7 million, net of tax.
For securities falling under EITF 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to be Held by a Transferor in Securitized Financial Assets, such as certain CDOs, an other-than-temporary impairment is deemed to have occurred when there is an adverse change in the expected cash flows (principal or interest) to be received and the fair value of the beneficial interest is less than its carrying amount.
Corporate obligations include four additional investments in CDOs consisting of pooled trust preferred securities in which the issuers are primarily banks. One of the CDOs with a par value of $2.4 million is rated Aa2, is not in the scope of EITF 99-20 and is not considered to be other-than-temporarily impaired based on its credit quality. Three of these CDOs, totaling $19.3 million in par value, are rated B2 or B3 and are included in the scope of EITF 99-20. The Corporation evaluates the CDOs for possible other-than-temporary impairment by comparing original cash flow expectations to a current projection of cash flows, which are developed by considering past and current issuer defaults and deferrals, expected future defaults and the allocation of projected payments to the various note classes.
In developing default and deferral expectations, we reviewed the financial information of the underlying bank issuers including location, return on average assets, return on average equity, Leverage ratio, Texas ratio, non-performing loan, charge-off and reserve trends, capital levels and participation in the Treasury Capital Purchase Program. A stress analysis was also performed to determine the maximum future default experience that can occur before impacting the cash flows of the Corporation’s note class. At December 31, 2008, the EITF 99-20 cash flow projections indicated no adverse change in these CDOs and the stress analyses continued to indicate that the collateral position is more than sufficient to cover projected future defaults. Therefore, we believe the unrealized losses on these CDOs relate to market conditions and these investments are not considered other-than-temporarily impaired as of December 31, 2008.
5. LOANS:
Loans are summarized as follows:

	December 31,
(Dollar amounts in thousands)	2008	2007
Commercial, financial and agricultural	$499,636	$461,086
Real estate — construction	26,137	29,637
Real estate — residential	424,529	437,051
Real estate — commercial	203,498	236,304
Consumer	302,977	262,858
Lease financing	1,878	2,275

Total gross loans	1,458,655	1,429,211
Less: unearned income	(128)	(212)
Allowance for loan losses	(16,280)	(15,351)

Total	$1,442,247	$1,413,648

Notes to Consolidated Financial Statements
The Corporation’s credit card portfolio was reclassified to held-for-sale at December 31, 2007, which reduced the allowance for loan losses allocation for this type of loan by $242 thousand.
In the normal course of business, the Corporation’s subsidiary banks make loans to directors and executive officers and to their associates. In 2008 the aggregate dollar amount of these loans to directors and executive officers who held office amounted to $36.7 million at the beginning of the year. During 2008, advances of $30.9 million and repayments of $23.9 million were made with respect to related party loans for an aggregate dollar amount outstanding of $43.7 million at December 31, 2008.
Loans serviced for others, which are not reported as assets, total $353.7 million and $364.0 million at year-end 2008 and 2007. Custodial escrow balances maintained in connection with serviced loans were $1.65 million and $933 thousand at year-end 2008 and 2007.
Activity for capitalized mortgage servicing rights (included in other assets) was as follows:

	December 31,
(Dollar amounts in thousands)	2008	2007	2006
Servicing rights:
Beginning of year	$1,909	$2,319	$2,931
Additions	332	218	114
Amortized to expense	(637)	(628)	(726)

End of year	$1,604	$1,909	$2,319

Third party valuations are conducted periodically for mortgage servicing rights. Based on these valuations, fair values were approximately $2.6 million and $3.3 million at year end 2008 and 2007. There was no valuation allowance in 2008 or 2007.
Fair value for 2008 was determined using a discount rate of 13%, prepayment speeds ranging from 136% to 960%, depending on the stratification of the specific right. Fair value at year end 2007 was determined using a discount rate of 10%, prepayment speeds ranging from 100% to 960%, depending on the stratification of the specific right.
6. ALLOWANCE FOR LOAN LOSSES:
Changes in the allowance for loan losses are summarized as follows:

	December 31,
(Dollar amounts in thousands)	2008	2007	2006
Balance at beginning of year	$15,351	$16,169	$16,042
Provision for loan losses	7,855	6,580	6,983
Recoveries of loans previously charged off	2,668	2,778	3,653
Loans charged off	(9,594)	(10,176)	(10,509)

Balance at End of Year	$16,280	$15,351	$16,169

Impaired loans were as follows:

	December 31,
(Dollar amounts in thousands)	2008	2007
Year-end loans with no allocated allowance for loan losses	$—	$—
Year-end loans with allocated allowance for loan losses	16,959	2,203

Total	$16,959	$2,203

Amount of the allowance for loan losses allocated	$4,735	$729
Nonperforming loans:
Loans past due over 90 days still on accrual	3,624	4,462
Non-accrual loans	12,486	7,971

Notes to Consolidated Financial Statements
Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and some individually classified impaired loans.

(Dollar amounts in thousands)	2008	2007	2006
Average of impaired loans during the year	$6,531	$3,505	$3,336
Interest income recognized during impairment	3	11	13
Cash-basis interest income recognized	—	1	—
7. PREMISES AND EQUIPMENT:
Premises and equipment are summarized as follows:

	December 31,
(Dollar amounts in thousands)	2008	2007
Land	$5,629	$5,653
Building and leasehold improvements	38,985	38,948
Furniture and equipment	32,239	30,916

	76,853	75,517
Less accumulated depreciation	(44,708)	(42,885)

Total	$32,145	$32,632

Aggregate depreciation expense was $3.11 million, $3.02 million and $3.02 million for 2008, 2007 and 2006, respectively.
8. GOODWILL AND INTANGIBLE ASSETS:
The Corporation completed its annual impairment testing of goodwill during the second quarter of 2008 and 2007. Management does not believe any amount of goodwill is impaired.
Intangible assets subject to amortization at December 31, 2008 and 2007 are as follows:

	2008		2007
	Gross	Accumulated	Gross	Accumulated
(Dollar amounts in thousands)	Amount	Amortization	Amount	Amortization
Customer list intangible	$3,446	$2,607	$3,446	$2,303
Core deposit intangible	2,193	1,520	2,193	1,399

	$5,639	$4,127	$5,639	$3,702

Aggregate amortization expense was $425 thousand, $426 thousand and $497 thousand for 2008, 2007 and 2006, respectively.
Estimated amortization expense for the next five years is as follows:

In thousands
2009	$425
2010	425
2011	245
2012	154
2013	154
9. DEPOSITS:
Scheduled maturities of time deposits for the next five years are as follows:

2009	$446,158
2010	90,273
2011	48,478
2012	38,953
2013	12,377

Notes to Consolidated Financial Statements
10. SHORT-TERM BORROWINGS:
A summary of the carrying value of the Corporation’s short-term borrowings at December 31, 2008 and 2007 is presented below:

(Dollar amounts in thousands)	2008	2007
Federal funds purchased	$1,111	$3,032
Repurchase agreements	19,405	22,656
Other short-term borrowings	984	1,643

	$21,500	$27,331

(Dollar amounts in thousands)	2008	2007
Average amount outstanding	$37,068	$32,042
Maximum amount outstanding at a month end	76,049	59,364
Average interest rate during year	2.89%	5.03%
Interest rate at year-end	3.23%	4.57%
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
11. OTHER BORROWINGS:
Other borrowings at December 31, 2008 and 2007 are summarized as follows:

(Dollar amounts in thousands)	2008	2007
FHLB advances	$378,553	$334,685
City of Terre Haute, Indiana economic development revenue bonds	6,600	6,600

Total	$385,153	$341,285

The aggregate minimum annual retirements of other borrowings are as follows:

2009	$97,416
2010	202,344
2011	2,134
2012	20,090
2013	56,097
Thereafter	7,072

$385,153

The Corporation’s subsidiary banks are members of the Federal Home Loan Bank (FHLB) of Indianapolis and accordingly are permitted to obtain advances. The advances from the FHLB, aggregating $378.6 million at December 31, 2008, and $334.7 million at December 31, 2007, accrue interest, payable monthly, at annual rates, primarily fixed, varying from 0.7% to 6.6% in 2008 and 3.6% to 6.6% in 2007. The advances are due at various dates through August 2017. FHLB advances are, generally, due in full at maturity. They are secured by eligible securities totaling $284.1 million at December 31, 2008, and $203.6 million at December 31, 2007, and a blanket pledge on real estate loan collateral. Based on this collateral and the Corporation’s holdings of FHLB stock, the Corporation is eligible to borrow up to $483.8 million at year end 2008. Certain advances may be prepaid, without penalty, prior to maturity. The FHLB can adjust the interest rate from fixed to variable on certain advances, but those advances may then be prepaid, without penalty.

Notes to Consolidated Financial Statements
The economic development revenue bonds (bonds) require periodic interest payments each year until maturity or redemption. The interest rate, which was 0.80% at December 31, 2008, and 3.46% at December 31, 2007, is determined by a formula which considers rates for comparable bonds and is adjusted periodically. The bonds are collateralized by a first mortgage on the Corporation’s headquarters building. The bonds mature December 1, 2015, but bondholders may periodically require earlier redemption.
The debt agreement for the bonds requires the Corporation to meet certain financial covenants. These covenants require the Corporation to maintain a Tier I capital ratio of at least 6.2% and net income to average assets of 0.6%. At December 31, 2008 and 2007, the Corporation was in compliance with all of its debt covenants.
The Corporation maintains a letter of credit with another financial institution, which could be used to repay the bonds, should they be called. The letter of credit expired November 1, 2008, and was automatically extended for one year. Assuming redemption will be funded by the letter of credit, or by other similar borrowings, there are no anticipated principal maturities of the bonds within the next five years.
12. INCOME TAXES:
Income tax expense is summarized as follows:

(Dollar amounts in thousands)	2008	2007	2006
Federal:
Currently payable	$12,238	$8,250	$10,409
Deferred	(4,727)	242	(3,335)

	7,511	8,762	7,074

State:
Currently payable	$712	837	521
Deferred	(420)	(215)	(244)

	292	622	277

Total	$7,803	$9,384	$7,351

The reconciliation of income tax expense with the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is summarized as follows:

(Dollar amounts in thousands)	2008	2007	2006
Federal income taxes computed at the statutory rate	$11,400	$12,238	$10,812
Add (deduct) tax effect of:
Tax exempt income	(3,505)	(3,263)	(3,056)
State tax, net of federal benefit	189	404	180
Affordable housing credits	(30)	(113)	(329)
Other, net	(251)	118	(256)

Total	$7,803	$9,384	$7,351

Notes to Consolidated Financial Statements
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2008 and 2007, are as follows:

(Dollar amounts in thousands)	2008	2007
Deferred tax assets:
Other than temporary impairment	$2,440	—
Net unrealized losses on securities available-for-sale	2,735	—
Net unrealized losses on retirement plans	5,573	5,913
Loan losses provision	6,473	6,146
Deferred compensation	6,243	5,476
Compensated absences	625	520
Post-retirement benefits	1,715	1,172
Other	1,241	1,036

Gross Deferred Assets	27,045	20,263

Deferred tax liabilities:
Net unrealized gains on securities available-for-sale	—	(2,782)
Depreciation	(1,533)	(1,379)
Federal Home Loan Bank stock dividends	(456)	(751)
Mortgage servicing rights	(637)	(763)
Pensions	(2,782)	(2,369)
Other	(1,232)	(2,138)

Gross Deferred Liabilities	(6,640)	(10,182)

Net Deferred Tax Assets (Liabilities)	$20,405	$10,081

Unrecognized Tax Benefits — A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Dollar amounts in thousands)	2008	2007
Balance at January 1	$803	$601
Additions based on tax positions related to the current year	47	290
Reductions for tax positions of prior years	(291)	—
Reductions due to the statute of limitations	—	(88)
Settlements	(10)	—

Balance at December 31	$549	$803

Of this total, $549 represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in future periods. The Corporation does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next 12 months.
The total amount of interest and penalties recorded in the income statement for the years ended December 31, 2008 and 2007 was a reduction to expense of $48 and $30, and the amount accrued for interest and penalties at December 31, 2008 and 2007 was $64 and $112.
The Corporation and its subsidiaries are subject to U.S. federal income tax as well as income tax of the states of Indiana and Illinois. The Corporation is no longer subject to examination by taxing authorities for years before 2005. We are currently under audit by the Indiana Department of Revenue for the 2005 through 2007 tax years. The anticipated effect on unrecognized tax benefits resulting from this audit cannot be determined at this time.

Notes to Consolidated Financial Statements
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
Commitment and contingent liabilities are summarized as follows at December 31:

(Dollar amounts in thousands)	2008	2007
Home equity	$44,346	$38,612
Credit card lines	47,635	48,523
Commercial operating lines	142,781	134,068
Other commitments	67,379	54,453

	$302,141	$275,656

Commercial letters of credit	$16,230	$17,336
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
Assets in the ESOP are considered in calculating the funding to the defined benefit plan required to provide such benefits. Any shortfall of benefits under the ESOP are to be provided by the defined benefit plan. The ESOP may provide benefits beyond those determined under the defined benefit plan. Contributions to the ESOP are determined by the Corporation’s Board of Directors. The Corporation made contributions to the defined benefit plan of $1.73 million, $1.02 million and $1.96 million in 2008, 2007 and 2006. The Corporation contributed $1.28 million, $1.24 million and $1.16 million to the ESOP in 2008, 2007 and 2006.
The Corporation uses a measurement date of December 31, 2008.
Net periodic benefit cost and other amounts recognized in other comprehensive income included the following components:

(Dollar amounts in thousands)	2008	2007	2006
Service cost — benefits earned	$3,031	$3,073	$2,919
Interest cost on projected benefit obligation	2,908	2,773	2,328
Expected return on plan assets	(3,292)	(3,644)	(2,793)
Net amortization and deferral	711	444	744

Net periodic pension cost	$3,358	$2,646	$3,198

Net loss (gain) during the period	$—	$3,422	$—
Amortization of prior service cost	18	18	—
Amortization of unrecognized gain (loss)	(729)	(462)	—

Total recognized in other comprehensive income (loss)	$(711)	$2,978	$—

Total recognized net periodic pension cost and other comprehensive income	$2,647	$5,624	$—

Notes to Consolidated Financial Statements
The estimated net loss and prior service costs for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $353 thousand and $(29) thousand.
The information on the following page sets forth the change in projected benefit obligation, reconciliation of plan assets, and the funded status of the Corporation’s retirement program. Actuarial present value of benefits is based on service to date and present pay levels.

(Dollar amounts in thousands)	2008	2007
Change in benefit obligation:
Benefit obligation at January 1	$49,444	$49,920
Service cost	3,031	3,073
Interest cost	2,908	2,773
Actuarial (gain) loss	6,217	(4,938)
Benefits paid	(5,124)	(1,384)

Benefit obligation at December 31	56,476	49,444

Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	40,803	45,056
Actual return on plan assets	9,208	(5,136)
Employer contributions	3,005	2,267
Benefits paid	(5,124)	(1,384)

Fair value of plan assets at December 31	47,892	40,803

Funded status at December 31 (plan assets less benefit obligations)	$(8,584)	$(8,641)

Amounts recognized in accumulated other comprehensive income at December 31, 2008 and 2007 consist of:

(Dollar amounts in thousands)	2008	2007
Net loss (gain)	$13,585	$14,314
Prior service cost (credit)	(103)	(121)

	$13,482	$14,193

The accumulated benefit obligation for the defined benefit pension plan was $47,537 and $40,298 at year-end 2008 and 2007.

	2008	2007
Principal assumptions used:
Discount rate	5.87%	5.91%
Rate of increase in compensation levels	3.75	3.75
Expected long-term rate of return on plan assets	8.00	8.00
The expected long-term rate of return was estimated using market benchmarks for equities and bonds applied to the plan’s target asset allocation. Management estimated the rate by which plan assets would perform based on historical experience as adjusted for changes in asset allocations and expectations for future return on equities as compared to past periods.
Plan Assets — The Corporation’s pension plan weighted-average asset allocation for the years 2008 and 2007 by asset category are as follows:

			Pension Plan		ESOP
	Pension Plan	ESOP	Percentage of Plan		Percentage of Plan
	Target Allocation	Target Allocation	Assets at December 31,		Assets at December 31,
Asset Category	2009	2009	2008	2007	2008	2007
Equity securities	50-60%	100-100%	54%	60%	100%	100%
Debt securities	30-40	0-0	40	39	0	0
Other	1-5	0-0	6	1	0	0

Total			100%	100%	100%	100%

Notes to Consolidated Financial Statements
The investment objective for the retirement program is to maximize total return without exposure to undue risk. Asset allocation favors equities, with a target allocation of approximately 88%. This target includes the Corporation’s ESOP, which is 100% invested in corporate stock. Other investment allocations include fixed income securities and cash.
Equity securities include First Financial Corporation common stock in the amount of $33.7 million (70 percent of total plan assets) and $24.9 million (60 percent of total plan assets) at December 31, 2008 and 2007, respectively.
Contributions — The Corporation expects to contribute $1.7 million to its pension plan and $1.3 million to its ESOP in 2009.
Estimated Future Payments — The following benefit payments, which reflect expected future service, are expected:

Pension Benefits
(Dollar amounts in thousands)

2009	$736
2010	827
2011	923
2012	1,103
2013	1,145
2014-2018	9,265
Supplemental Executive Retirement Plan — The Corporation has established a Supplemental Executive Retirement Plan (SERP) for certain executive officers. The provisions of the SERP allow the Plan’s participants who are also participants in the Corporation’s defined benefit pension plan to receive supplemental retirement benefits to help recompense for benefits lost due to imposition of IRS limitations on benefits under the Corporation’s tax qualified defined benefit pension plan. Expenses related to the plan were $208 thousand in 2008 and $183 thousand in 2007. The plan is unfunded and has a measurement date of December 31. The amounts recognized in other comprehensive income in the current year are as follows:

(Dollar amounts in thousands)	2008	2007	2006
Net loss (gain) during the period	$—	$(179)	$—
Amortization of prior service cost	(74)	(74)	—
Amortization of unrecognized gain (loss)	5	17	—

Total recognized in other comprehensive income (loss)	$(69)	$(236)	$—

The Corporation has $1.1 million and $945 thousand recognized in the balance sheet as a liability at December 31, 2008 and 2007. Amounts in accumulated other comprehensive income consist of $109 thousand net gain and $222 thousand in prior service cost at December 31, 2008 and $114 thousand net gain and $296 thousand in prior service cost at December 31, 2007. The estimated loss and prior service costs for the SERP that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $(80) thousand and $74 thousand.
Estimated Future Payments — The following benefit payments, which reflect expected future service, are expected:

SERP Benefits
(Dollar amounts in thousands)

2009	$—
2010	—
2011	—
2012	134
2013	132
2014-2018	633

Notes to Consolidated Financial Statements
The Corporation also provides medical benefits to its employees subsequent to their retirement. The Corporation uses a measurement date of December 31, 2007. During 2007 the Corporation changed the post-retirement medical plan from being self-insured to fully insured. Accrued post-retirement benefits as of December 31, 2008 and 2007 are as follows:

	December 31,
(Dollar amounts in thousands)	2008	2007
Change in benefit obligation:
Benefit obligation at January 1	$4,058	$5,592
Service cost	125	118
Interest cost	238	310
Plan participants’ contributions	19	15
Actuarial (gain) loss	—	(1,786)
Benefits paid	(192)	(191)

Benefit obligation at December 31	$4,248	$4,058

Funded status at December 31	$4,248	$4,058

Amounts in accumulated other comprehensive income consist of a net loss of $520 thousand and $301 thousand in transition obligation at December 31, 2008 and $531 thousand net loss and $361 thousand in transition obligation at December 31, 2007. The post-retirement benefits paid in 2008 and 2007 of $192 thousand and $191 thousand, respectively, were fully funded by company and participant contributions.
The estimated net loss and transition obligation for the post-retirement benefit plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $10 thousand and $181 thousand.
Weighted-average assumptions as of December 31:

	December 31,
	2008	2007
Discount rate	6.00%	6.00%
Initial weighted health care cost trend rate	8.50	9.00
Ultimate health care cost trend rate	5.00	5.00
Year in which the rate is assumed to stabilize and remain unchanged	2016	2016
Post-retirement health benefit expense included the following components:

	Years Ended December 31,
(Dollar amounts in thousands)	2008	2007	2006
Service cost	$125	$118	$116
Interest cost	238	310	302
Amortization of transition obligation	60	60	60
Recognized actuarial loss	11	172	240

Net periodic benefit cost	$434	$660	$718

Net loss (gain) during the period	$0	$(1,506)	$—
Amortization of prior service cost	(60)	(60)	—
Amortization of unrecognized gain (loss)	(11)	(172)	—

Total recognized in other comprehensive income (loss)	$(71)	$(1,738)	$—

Total recognized net periodic benefit cost and other comprehensive income	$363	$(1,078)	$—

Notes to Consolidated Financial Statements
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
Contributions — The Corporation expects to contribute $175 thousand to its other post-retirement benefit plan in 2009.
Estimated Future Payments — The following benefit payments, which reflect expected future service, are expected:

Post-Retirement Medical Benefits
(Dollar amounts in thousands)
2009	$175
2010	180
2011	185
2012	190
2013	195
2014-2018	1,005
15. OTHER COMPREHENSIVE INCOME (LOSS):
Other comprehensive income (loss) components and related taxes were as follows:

	December 31,
(Dollar amounts in thousands)	2008	2007	2006
Unrealized holding gains and (losses) on securities available-for-sale	$(19,580)	$2,063	$(1,938)
Reclassification adjustments for (gains) and losses later recognized in income	5,787	(211)	(6)

Net unrealized gains and losses	(13,793)	1,852	(1,932)
Tax effect	5,517	(742)	(771)

Other comprehensive income (loss)	$(8,276)	$1,110	$1,161

Unrecognized gains and (losses) on benefit plans	$—	$(1,737)	$—
Amortization of prior service cost included in net periodic pension cost	116	116	—
Amortization of unrecognized gains (losses) included in net periodic pension cost	735	617	—

Benefit plans, net	851	(1,004)	—
Tax effect	(340)	207	—

Other comprehensive income (loss)	$511	$(797)	$—

The following is a summary of the accumulated other comprehensive income balances, net of tax:

	Balance	Current	Balance
	at	Period	at
(Dollar amounts in thousands)	12/31/07	Change	12/31/08
Unrealized gains (losses) on securities available-for-sale	$4,174	$(8,276)	$(4,102)
Unrealized loss on benefit plans	(9,355)	511	(8,844)

Total	$(5,181)	$(7,765)	$(12,946)

Notes to Consolidated Financial Statements
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
Further, the Corporation’s primary source of funds to pay dividends to shareholders is dividends from its subsidiary banks and compliance with these capital requirements can affect the ability of the Corporation and its banking affiliates to pay dividends. At December 31, 2008, approximately $24.6 million of undistributed earnings of the subsidiary banks, included in consolidated retained earnings, were available for distribution to the Corporation without regulatory approval.
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
Quantitative measures established by regulation to ensure capital adequacy require the Corporation and Banks to maintain minimum amounts and ratios of Total and Tier I Capital to risk-weighted assets, and of Tier I Capital to average assets. Management believes, as of December 31, 2008 and 2007, that the Corporation meets all capital adequacy requirements to which it is subject.
As of December 31, 2008, the most recent notification from the respective regulatory agencies categorized the subsidiary banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the banks must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the banks’ category.
The following table presents the actual and required capital amounts and related ratios for the Corporation and First Financial Bank, N.A., at year end 2008 and 2007.

					To Be Well Capitalized
			For Capital		Under Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
(Dollar amounts in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk-based capital
Corporation — 2008	$307,297	17.32%	$141,978	8.00%	N/A	N/A
Corporation — 2007	292,995	18.18%	128,965	8.00%	N/A	N/A
First Financial Bank — 2008	293,165	17.11%	137,067	8.00%	171,334	10.00%
First Financial Bank — 2007	281,819	18.13%	124,355	8.00%	155,443	10.00%

Tier I risk-based capital
Corporation — 2008	$291,017	16.40%	$70,989	4.00%	N/A	N/A
Corporation — 2007	277,644	17.22%	64,483	4.00%	N/A	N/A
First Financial Bank — 2008	280,015	16.34%	68,534	4.00%	102,801	6.00%
First Financial Bank — 2007	269,412	17.33%	62,177	4.00%	93,266	6.00%

Tier I leverage capital
Corporation — 2008	$291,017	12.72%	$91,530	4.00%	N/A	N/A
Corporation — 2007	277,644	12.44%	89,273	4.00%	N/A	N/A
First Financial Bank — 2008	280,015	12.64%	88,586	4.00%	110,733	5.00%
First Financial Bank — 2007	269,412	12.60%	85,499	4.00%	106,874	5.00%

Notes to Consolidated Financial Statements
17. PARENT COMPANY CONDENSED FINANCIAL STATEMENTS:

The parent company’s condensed balance sheets as of December 31, 2008 and 2007, and the related condensed statements of income and cash flows for each of the three years in the period ended December 31, 2008, are as follows:

CONDENSED BALANCE SHEETS

	December 31,
(Dollar amounts in thousands)	2008	2007
ASSETS
Cash deposits in affiliated banks	$7,150	$7,040
Investments in subsidiaries	286,525	281,510
Land and headquarters building, net	5,562	5,807
Other	7,180	9,035

Total Assets	$306,417	$303,392

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Borrowings (including $1.0 and $3.4 million from subsidiary)	$7,636	$10,036
Dividends payable	5,902	5,785
Other liabilities	6,035	5,879

Total Liabilities	19,573	21,700

Shareholders’ equity	286,844	281,692

Total Liabilities and Shareholders’ Equity	$306,417	$303,392

CONDENSED STATEMENTS OF INCOME

	Years Ended December 31,
(Dollar amounts in thousands)	2008	2007	2006
Dividends from subsidiaries	$14,836	$16,500	$14,192
Other income	1,010	1,026	984
Interest on borrowings	(362)	(655)	(615)
Other operating expenses	(3,342)	(3,343)	(3,074)

Income before income taxes and equity in undistributed earnings of subsidiaries	12,142	13,528	11,487
Income tax benefit	1,124	1,230	1,121

Income before equity in undistributed earnings of subsidiaries	13,266	14,758	12,608

Equity in undistributed earnings of subsidiaries	11,503	10,822	10,931

Net income	$24,769	$25,580	$23,539

Notes to Consolidated Financial Statements
CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(Dollar amounts in thousands)	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$24,769	$25,580	$23,539
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for depreciation and amortization	263	260	260
Equity in undistributed earnings	(11,503)	(10,822)	(10,931)
Contribution of shares to ESOP	1,277	1,242	1,164
Increase (decrease) in other liabilities	638	239	872
(Increase) decrease in other assets	1,010	(41)	(227)

Net Cash from Operating Activities	16,454	16,458	14,677

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investment securities	(928)	—	—
Purchase of furniture and fixtures	(4)	(8)	(43)

Net Cash from Investing Activities	(932)	(8)	(43)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on borrowings	(2,400)	(600)	—
Purchase of treasury stock	(1,464)	(5,167)	(4,087)
Dividends paid	(11,548)	(11,373)	(11,181)

Net Cash from Financing Activities	(15,412)	(17,140)	(15,268)

Net (Decrease) Increase in Cash	110	(690)	(634)
Cash, Beginning of Year	7,040	7,730	8,364

Cash, End of Year	$7,150	$7,040	$7,730

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$358	$657	$612

Income taxes	$11,657	$8,494	$11,202

18. SELECTED QUARTERLY DATA (UNAUDITED)

	2008
			Net	Provision
	Interest	Interest	Interest	for Loan	Net	Net Income
(Dollar amounts in thousands)	Income	Expense	Income	Losses	Income	Per Share
March 31	$34,287	$15,331	$18,956	$1,925	$6,950	$.53
June 30	$33,271	$13,311	$19,960	$1,735	$7,143	$.55
September 30*	$33,374	$12,270	$21,104	$2,215	$3,502	$.27
December 31	$33,022	$11,578	$21,444	$1,980	$7,174	$.55

	2007
			Net	Provision
	Interest	Interest	Interest	for Loan	Net	Net Income
(Dollar amounts in thousands)	Income	Expense	Income	Losses	Income	Per Share
March 31	$33,622	$15,165	$18,457	$1,690	$6,423	$.48
June 30	$34,204	$15,639	$18,565	$1,240	$6,413	$.49
September 30	$34,915	$16,166	$18,749	$1,575	$6,362	$.48
December 31	$34,993	$15,991	$19,002	$2,075	$6,382	$.49

*	Net income for the quarter ended September 30, 2008 was impacted by other-than-temporary impairment on securities, as discussed in Note 4.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of First Financial Corporation:
We have audited the accompanying consolidated balance sheets of First Financial Corporation as of December 31, 2008 and 2007 and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. We also have audited First Financial Corporation’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). First Financial Corporation’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the company’s internal control over financial reporting based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Financial Corporation as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion First Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the COSO.
/s/ Crowe Horwath LLP
Indianapolis, Indiana
March 5, 2009

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
Management assessed the Corporation’s system of internal control over financial reporting as of December 31, 2008, in relation to criteria for effective internal control over financial reporting as described in “Internal Control—Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2008, its system of internal control over financial reporting is effective and meets the criteria of the “Internal Control—Integrated Framework.”
Crowe Horwath LLP, independent registered public accounting firm, has issued a report dated March 5, 2009 on the Corporation’s internal control over financial reporting.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s discussion and analysis reviews the financial condition of First Financial Corporation at December 31, 2008 and 2007, and the results of its operations for the three years ended December 31, 2008. Where appropriate, factors that may affect future financial performance are also discussed. The discussion should be read in conjunction with the accompanying consolidated financial statements, related footnotes and selected financial data.
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

Management’s Discussion and Analysis
First Financial Corporation (the Corporation) is a financial services company. The Corporation, which is headquartered in Terre Haute, Ind., offers a wide variety of financial services including commercial, mortgage and consumer lending, lease financing, trust account services and depositor services through its three subsidiaries. At the close of business in 2008 the Corporation and its subsidiaries had 766 full-time equivalent employees.
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
The Corporation’s business activities are centered in west-central Indiana and east-central Illinois. The Corporation has no foreign activities other than periodically investing available funds in time deposits held in foreign branches of domestic banks. Forrest Sherer Inc. is a premier regional supplier of insurance, surety and other financial products. The Forrest Sherer brand is well recognized in the Midwest, with more than 55 professionals and over 87 years of successful service to both businesses and households in their market area. The agency has representation agreements with more than 40 regional and national insurers to market their products of property and casualty insurance, surety bonds, employee benefit plans, life insurance and annuities.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The Management’s Discussion and Analysis of Financial Condition and Results of Operations, as well as disclosures found elsewhere in this report are based upon First Financial Corporation’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Corporation to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, securities valuation and goodwill. Actual results could differ from those estimates.
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
Securities valuation. Securities available-for-sale are carried at fair value, with unrealized holding gains and losses reported separately in accumulated other comprehensive income (loss), net of tax. The Corporation obtains market values from a third party on a monthly basis in order to adjust the securities to fair value. Equity securities that do not have readily determinable fair values are carried at cost. Additionally, all securities are required to be written down to fair value when a decline in fair value is other than temporary; therefore, future changes in the fair value of securities could have a significant impact on the Corporation’s operating results. In determining whether a market value decline is other than temporary, management considers the reason for the decline, the extent of the decline and the duration of the decline.
Changes in credit ratings, financial condition of underlying debtors, default experience and market liquidity affect the conclusions on whether securities are other-than-temporarily impaired. Additional losses may be recorded through earnings for other than temporary impairment, should there be an adverse change in the expected cash flows for these investments.

Results of Operations — Summary for 2008
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
Management believes the accounting estimates related to the allowance for loan losses, valuation of investment securities and the valuation of goodwill are “critical accounting estimates” because: (1) the estimates are highly susceptible to change from period to period because they require management to make assumptions concerning, among other factors, the changes in the types and volumes of the portfolios, valuation assumptions, and economic conditions, and (2) the impact of recognizing an impairment or loan loss could have a material effect on the Corporation’s assets reported on the balance sheet as well as net income.
Net income for 2008 was $24.8 million, or $1.89 per share. This represents a 3.2% decrease in net income and a 2.6% decrease in earnings per share, compared to 2007. Return on assets at December 31, 2008 decreased 6.0% to 1.09% compared to 1.16% at December 31, 2007.
NET INTEREST INCOME
The principal source of the Corporation’s earnings is net interest income, which represents the difference between interest earned on loans and investments and the interest cost associated with deposits and other sources of funding. Net interest income was increased in 2008 to $81.5 million compared to $74.8 million in 2007. Total average interest-earning assets grew to $2.14 billion in 2008 from $2.06 billion in 2007. The tax-equivalent yield on these assets decreased to 6.51% in 2008 from 6.98% in 2007. Total average interest-bearing liabilities increased to $1.71 billion in 2008 from $1.65 billion in 2007. The average cost of these interest-bearing liabilities decreased to 3.06% in 2008 from 3.81% in 2007.
The net interest margin increased from 3.92% in 2007 to 4.06% in 2008. This increase is primarily the result of the decreased costs of funding provided by interest-bearing liabilities. Earning asset yields decreased 47 basis points while the rate on interest-bearing liabilities decreased by 75 basis points.
The following table sets forth the components of net interest income due to changes in volume and rate. The table information compares 2008 to 2007 and 2007 to 2006.

	2008 Compared to 2007				2007 Compared to 2006
	Increase (Decrease) Due to				Increase (Decrease) Due to
			Volume/				Volume/
(Dollar amounts in thousands)	Volume	Rate	Rate	Total	Volume	Rate	Rate	Total
Interest earned on interest-earning assets:
Loans (1) (2)	$3,218	$(8,261)	$(251)	$(5,294)	$1,808	$3,459	$62	$5,329
Taxable investment securities	2,172	(379)	(35)	1,758	698	940	30	1,668
Tax-exempt investment securities (2)	(244)	79	(1)	(166)	870	(290)	(20)	560
Federal funds sold	259	(389)	(131)	(261)	(70)	54	(5)	(21)

Total interest income	5,405	(8,950)	(418)	(3,963)	3,306	4,163	67	7,536

Interest paid on interest-bearing liabilities:
Transaction accounts	1,470	(3,981)	(463)	(2,974)	(55)	1,853	(9)	1,789
Time deposits	(1,013)	(5,468)	189	(6,292)	(82)	2,980	(9)	2,889
Short-term borrowings	261	(692)	(112)	(543)	775	44	46	865
Other borrowings	555	(1,189)	(34)	(668)	42	254	1	297

Total interest expense	1,273	(11,330)	(420)	(10,477)	680	5,131	29	5,840

Net interest income	$4,132	$2,380	$2	$6,514	$2,626	$(968)	$38	$1,696

(1)	For purposes of these computations, nonaccruing loans are included in the daily average loan amounts outstanding.

(2)	Interest income includes the effect of tax equivalent adjustments using a federal tax rate of 35%.

Results of Operations — Summary for 2008
PROVISION FOR LOAN LOSSES
The provision for loan losses charged to expense is based upon credit loss experience and the results of a detailed analysis estimating an appropriate and adequate allowance for loan losses. The analysis includes the evaluation of impaired loans as prescribed under Statement of Financial Accounting Standards (SFAS) Nos. 114 and 118, pooled loans as prescribed under SFAS No. 5, and economic and other risk factors as outlined in various Joint Interagency Statements issued by the bank regulatory agencies. For the year ended December 31, 2008, the provision for loan losses was $7.9 million, an increase of $1.3 million, or 19.4%, compared to 2007. The increase was the result of several components related to the analysis of the Corporation’s Allowance for Loan and Lease Losses, including nonper-forming and impaired loan trends.
Net charge-offs for 2008 were $6.9 million as compared to $7.4 million for 2007 and $6.8 million for 2006. Delinquent loans as a percentage of total outstanding loans increased to 2.4% at December 31, 2008 compared to 2.1% at December 31, 2007. Non-accrual loans increased 56.6% to $12.5 million at December 31, 2008 from $8.0 million at December 31, 2007. At December 31, 2008, the resulting allowance for loan losses was $16.3 million or 1.12% of total loans, net of unearned income. A year earlier the allowance was $15.4 million or 1.07% of total loans.
NON-INTEREST INCOME
Non-interest income of $25.4 million decreased $6.1 million from the $31.5 million earned in 2007. This decrease was directly related to the other-than-temporary impairment charge of $6.1 million recognized in the third quarter. Note 4 to the financial statements included in this report provides information about our processes for determining other-than-temporary impairment for 2008. There was no other-than-temporary impairment recognized during 2007.
NON-INTEREST EXPENSES
Non-interest expenses increased 2.6% to $66.4 million for 2008 compared to $64.7 million for 2007. Salaries and employee benefits increased $1.9 million due primarily to increased benefit costs. Occupancy and equipment expenses were relatively unchanged.
INCOME TAXES
The Corporation’s federal income tax provision was $7.8 million in 2008 compared to a provision of $9.4 million in 2007. The overall effective tax rate in 2008 of 24.0% compares to a 2007 effective rate of 26.8%. The Corporation had increased amounts of tax-exempt income relative to the total income in 2008 compared to 2007.
COMPARISON OF 2007 TO 2006
Net income for 2007 was $25.6 million or $1.94 per share compared to $23.5 million in 2006 or $1.77 per share. This increased income was the result of improved net interest income combined with a reduction in the provision for loan losses.
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
The net interest margin decreased slightly from 3.93% in 2006 to 3.92% in 2007. This decrease is primarily the result of the increased costs of funding provided by interest-bearing liabilities. Earning asset yields increased 21 basis points while the rate on interest-bearing liabilities increased by 33 basis points.Non-interest income was improved by 9% while non-interest expense was held at the same level as 2006. Total average interest-earning assets increased in 2007 compared to 2006. The tax equivalent net interest margin was stable at 3.92% in 2007 from 3.93% in 2006.
The provision for loan losses decreased $403 thousand from $7.0 million in 2006 to $6.6 million in 2007, and net charge-offs increased $542 thousand from $6.9 million in 2006 to $7.4 million in 2007. Delinquent loans as a percentage of total outstanding loans declined to 2.1% at December 31, 2007 compared to 2.3% at December 31, 2006. Non-accrual loans decreased 19.2% to $8.0 million at December 31, 2007 from $9.9 million at December 31, 2006.
Net non-interest income and expense declined $2.6 million from 2006 to 2007. Non-interest expenses increased just $70 thousand while non-interest income increased $2.7 million. The increase in non-interest income resulted from increased gains on sales of investment securities and loans in 2007.
The provision for income taxes increased $2.0 million from 2006 to 2007, increasing the effective tax rate from 23.8% in 2006 to 26.8% in 2007.

Financial Condition — Summary
The Corporation’s total assets increased 3.2% or $71.1 million at December 31, 2008, from a year earlier. Available-for-sale securities increased $38.9 million at December 31, 2008, from the previous year. Loans, net of unearned income, increased by $29.5 million, to $1.46 billion. Deposits increased $33.8 million while borrowings increased by $38.0 million.
Total shareholders’ equity increased $5.2 million to $286.8 million at December 31, 2008. Net income was partially offset by higher dividends and the continued repurchase of corporate stock. The Corporation decreased purchases of treasury stock in 2008, acquiring 52,744 shares at a cost of $1.5 million compared to 174,962 shares during 2007 at a cost of $5.2 million. There were also 33,015 shares from the treasury with a value of $1.28 million that were contributed to the ESOP plan. Declines in the fair values of certain investment securities decreased other comprehensive income as the Corporation recorded a net unrealized loss on available-for-sale securities of $8.3 million. Other comprehensive income also included an increase of $511 thousand related to the change in the unrealized gain on post-retirement benefits in accordance with SFAS No. 158.
Following is an analysis of the components of the Corporation’s balance sheet.
SECURITIES
The Corporation’s investment strategy seeks to maximize income from the investment portfolio while using it as a risk management tool and ensuring safety of principal and capital. During 2008 the portfolio’s balance increased by 6.97%. During 2008 the Federal Reserve decreased the fed funds rate by 4.00% to 0.25%. The average life of the portfolio declined from 4.08 years in 2007 to 3.84 years in 2008. The portfolio structure will continue to provide cash flows to be reinvested during 2009.
Year-end securities maturity schedules were comprised of the following:

	1 Year and Less		1 to 5 Years		5 to 10 Years		Over 10 Years		2008
(Dollar amounts in thousands)	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate	Total
U.S. government sponsored entity mortgage-backed securities and agencies(1)	$937	4.34%	$28,467	4.32%	$88,761	4.69%	$247,466	5.54%	$365,631
Collateralized mortgage obligations(1)	—	—	—	—	8	11.37	70,219	6.15	70,227
States and political subdivisions	13,154	6.85	37,134	7.51	40,515	6.83	53,038	6.27	143,841
Corporate obligations	—	—	6,394	5.60	—	—	4,239	7.74	10,633

Total	14,091	6.68	71,995	7.29	129,284	5.77	374,962	5.40	590,332

Equities	—	—	—	—	—	—	6,583	—	6,583

TOTAL	$14,091		$71,995		$129,284		$381,545		$596,915

(1)	Distribution of maturities is based on the estimated average life of the asset.

	1 Year and Less		1 to 5 Years		5 to 10 Years		Over 10 Years		2007
(Dollar amounts in thousands)	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate	Total
U.S. government sponsored entity mortgage-backed securities and agencies(1)	$212	5.08%	$1,366	4.60%	$65,393	4.44%	$222,732	5.26%	$289,703
Collateralized mortgage obligations(1)	—	—	4	11.50	27	6.94	77,144	5.27	77,175
States and political subdivisions	6,933	5.49	43,192	7.37	49,290	7.54	47,100	6.19	146,515
Corporate obligations	7,048	6.40	—	—	—	—	29,795	5.54	36,843

Total	14,193	5.93	44,562	7.29	114,710	5.77	376,771	5.40	550,236

Equities	—	—	—	—	—	—	7,784	—	7,784

TOTAL	$14,193		$44,562		$114,710		$384,555		$558,020

(1)	Distribution of maturities is based on the estimated average life of the asset.

Financial Condition — Summary
LOAN PORTFOLIO
Loans outstanding by major category as of December 31 for each of the last five years and the maturities at year-end 2008 are set forth in the following analyses.

(Dollar amounts in thousands)	2008	2007	2006	2005	2004
Loan Category

Commercial, financial and agricultural	$499,636	$461,086	$407,995	$382,214	$401,724
Real estate — construction	26,137	29,637	33,336	31,918	32,810
Real estate — mortgage	628,027	673,355	691,989	707,008	753,826
Consumer	302,977	262,858	257,065	272,062	272,261
Lease financing	1,878	2,275	2,604	2,845	3,658

Total	$1,458,655	$1,429,211	$1,392,989	$1,396,047	$1,464,279

Credit card loans held-for-sale	$12,800	$14,068	—	—	—

		After One
	Within	But Within	After Five
(Dollar amounts in thousands)	One Year	Five Years	Years	Total
Maturity Distribution

Commercial, financial and agricultural	$234,037	$219,900	$45,699	$499,636
Real estate — construction	8,925	9,471	7,741	26,137

Total	$242,962	$229,371	$53,440	525,773

Real estate — mortgage				628,027
Consumer				302,977
Lease financing				1,878

Total				$1,458,655

Credit card loans held-for-sale				$12,800

Loans maturing after one year with:
Fixed interest rates		$80,757	$38,737
Variable interest rates		148,614	14,703

Total		$229,371	$53,440

Financial Condition — Summary
ALLOWANCE FOR LOAN LOSSES
The activity in the Corporation’s allowance for loan losses is shown in the following analysis:

(Dollar amounts in thousands)	2008	2007	2006	2005	2004
Amount of loans outstanding at December 31,	$1,458,655	$1,429,211	$1,392,989	$1,396,047	$1,464,279

Average amount of loans by year	$1,451,911	$1,409,051	$1,384,138	$1,441,247	$1,452,572

Allowance for loan losses at beginning of year	$15,351	$16,169	$16,042	$19,918	$21,239
Loans charged off:
Commercial, financial and agricultural	2,406	3,433	2,066	6,093	4,080
Real estate — mortgage	1,274	1,026	1,617	2,590	623
Consumer	5,914	5,712	6,826	8,809	6,680
Leasing	—	5	—	—	1

Total loans charged off	9,594	10,176	10,509	17,492	11,384

Recoveries of loans previously charged off:
Commercial, financial and agricultural	704	389	1,262	284	452
Real estate — mortgage	101	139	187	343	37
Consumer	1,863	2,250	2,204	1,291	1,281
Leasing	—	—	—	—	1

Total recoveries	2,668	2,778	3,653	1,918	1,771

Net loans charged off	6,926	7,398	6,856	15,574	9,613
Provision charged to expense	7,855	6,580	6,983	11,698	8,292

Balance at end of year	$16,280	$15,351	$16,169	$16,042	$19,918

Ratio of net charge-offs during period to average loans outstanding	.48%	.53%	.50%	1.08%	.66%

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

Financial Condition — Summary

	Years Ended December 31,
(Dollar amounts in thousands)	2008	2007	2006	2005	2004
Commercial, financial and agricultural	$10,181	$10,090	$9,043	$8,148	$11,840
Real estate — mortgage	1,517	1,245	1,364	867	850
Consumer	4,582	4,016	5,762	7,027	7,228

Total Allowance for Loan Losses	$16,280	$15,351	$16,169	$16,042	$19,918

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

(Dollar amounts in thousands)	2008	2007	2006	2005	2004
Non-accrual loans	$12,486	$7,971	$9,893	$8,464	$19,862
Restructured loans	98	50	52	57	430
Accruing loans past due over 90 days	3,624	4,462	4,691	6,354	7,813

	$16,208	$12,483	$14,636	$14,875	$28,105

The ratio of the allowance for loan losses as a percentage of nonperforming loans was 100% at December 31, 2008, compared to 123% in 2007. The following loan categories comprise significant components of the nonperforming loans at December 31, 2008 and 2007:

(Dollar amounts in thousands)	2008		2007
Non-accrual loans:
1-4 family residential	$1,835	14%	$2,574	32%
Commercial loans	9,210	74	3,938	50
Consumer loans	1,441	12	1,459	18

	$12,486	100%	$7,971	100%

Past due 90 days or more:
1-4 family residential	$1,495	41%	$1,230	28%
Commercial loans	1,582	44	2,795	62
Consumer loans	547	15	437	10

	$3,624	100%	$4,462	100%

Financial Condition — Summary
DEPOSITS
The information below presents the average amount of deposits and rates paid on those deposits for 2008, 2007 and 2006.

	2008		2007		2006
(Dollar amounts in thousands)	Amount	Rate	Amount	Rate	Amount	Rate
Non-interest-bearing demand deposits	$236,628		$226,822		$206,839
Interest-bearing demand deposits	247,017	1.11%	198,368	0.94%	201,928	1.14%
Savings deposits	433,179	1.60%	410,919	2.62%	410,458	1.87%
Time deposits:
$100,000 or more	183,664	3.67%	189,501	4.66%	188,572	4.27%
Other time deposits	459,916	3.54%	477,114	4.30%	480,116	4.01%

TOTAL	$1,560,404		$1,502,724		$1,487,913

The maturities of certificates of deposit of $100 thousand or more outstanding at December 31, 2008, are summarized as follows:

3 months or less	$50,721
Over 3 through 6 months	56,779
Over 6 through 12 months	53,173
Over 12 months	50,434

TOTAL	$211,107

Financial Condition — Summary
OTHER BORROWINGS
Advances from the Federal Home Loan Bank increased to $378.6 million in 2008 compared to $334.7 million in 2007. The Asset/Liability Committee reviews these investments and funding sources and considers the related strategies on a weekly basis. See Interest Rate Sensitivity and Liquidity below for more information.
CAPITAL RESOURCES
Bank regulatory agencies have established capital adequacy standards which are used extensively in their monitoring and control of the industry. These standards relate capital to level of risk by assigning different weightings to assets and certain off-balance-sheet activity. As shown in the footnote to the consolidated financial statements (“Regulatory Matters”), the Corporation’s capital exceeds the requirements to be considered well capitalized at December 31, 2008.
First Financial Corporation’s objective continues to be to maintain adequate capital to merit the confidence of its customers and shareholders. To warrant this confidence, the Corporation’s management maintains a capital position which they believe is sufficient to absorb unforeseen financial shocks without unnecessarily restricting dividends to its shareholders. The Corporation’s dividend payout ratio for 2008 and 2007 was 47.1% and 44.8%, respectively. The Corporation expects to continue its policy of paying regular cash dividends, subject to future earnings and regulatory restrictions and capital requirements.
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

Financial Condition — Summary
The table on the following page shows the Corporation’s estimated sensitivity profile as of December 31, 2008. The change in interest rates assumes a parallel shift in interest rates of 100 and 200 basis points. Given a 100 basis point increase in rates, net interest income would increase 0.15% over the next 12 months and increase 1.79% over the following 12 months. Given a 100 basis point decrease in rates, net interest income would increase 3.53% over the next 12 months and increase 3.69% over the following 12 months. These estimates assume all rate changes occur overnight and management takes no action as a result of this change.

Basis Point	Percentage Change in Net Interest Income
Interest Rate Change	12 months	24 months	36 months
Down 200	3.53%	3.68%	3.74%
Down 100	3.53	3.69	3.75
Up 100.15		1.79	3.66
Up 200	-1.13	1.99	5.94
Typical rate shock analysis does not reflect management’s ability to react and thereby reduce the effects of rate changes, and represents a worst-case scenario.
Liquidity Risk: Liquidity is measured by the bank’s ability to raise funds to meet the obligations of its customers, including deposit withdrawals and credit needs. This is accomplished primarily by maintaining sufficient liquid assets in the form of investment securities and core deposits. The Corporation has $14.1 million of investments that mature throughout the coming 12 months. The Corporation also anticipates $180.0 million of principal payments from mortgage-backed securities. Given the current rate environment, the Corporation anticipates $25.6 million in securities to be called within the next 12 months.
CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES AND OFF-BALANCE SHEET ARRANGEMENTS
The Corporation has various financial obligations, including contractual obligations and commitments, that may require future cash payments.
Contractual Obligations: The following table presents, as of December 31, 2008, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

	Payments Due In
	Note	One Year	One to	Three to	Over Five
(Dollar amounts in thousands)	Reference	or Less	Three Years	Five Years	Years	Total
Deposits without a stated maturity		$927,151	$—	$—	$—	$927,151
Consumer certificates of deposit		446,158	138,751	51,330	108	636,347
Short-term borrowings	10	21,500	—	—	—	21,500
Other borrowings	11	97,416	204,478	76,187	7,072	385,153
Commitments: The following table details the amount and expected maturities of significant commitments as of December 31, 2008. Further discussion of these commitments is included in Note 13 to the consolidated financial statements.

	Total Amount	One Year	Over One
(Dollar amounts in thousands)	Committed	or Less	Year
Commitments to extend credit:
Unused loan commitments	$302,141	$194,088	$108,053
Commercial letters of credit	16,230	11,262	4,968
Commitments to extend credit, including loan commitments, standby and commercial letters of credit do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.
OUTLOOK
The Corporation’s primary market is west-central Indiana and east-central Illinois. The market is primarily driven by the retail, higher education and health care industries. Typically, this market does not expand or contract at rates that are experienced by both the state and national economies. According to the National Bureau of Economic Research, the nation entered an economic recession in December 2007. It is anticipated that the economy will continue to struggle well into 2009 with some improvement in the latter half of the year. Contraction in both labor and retail sales will affect the local market as well. Therefore, the Corporation anticipates limited growth opportunities in 2009.

Consolidated Balance Sheet — Average Balances and Interest Rates

	December 31,
	2008			2007			2006
	Average		Yield/	Average		Yield/	Average		Yield/
(Dollar amounts in thousands)	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
ASSETS
Interest-earning assets:
Loans (1) (2)	$1,451,911	100,510	6.92%	$1,409,051	105,804	7.51%	$1,384,138	100,475	7.26%
Taxable investment securities	485,194	25,303	5.22	444,220	23,545	5.30	430,492	21,877	5.08
Tax-exempt investments (2)	184,574	13,188	7.14	188,012	13,354	7.10	176,044	12,794	7.27
Federal funds sold	19,729	507	2.57	14,756	768	5.20	16,203	788	4.87

Total interest-earning assets	2,141,408	139,508	6.51%	2,056,039	143,471	6.98%	2,006,877	135,934	6.77%

Non-interest earning assets:
Cash and due from banks	58,676			61,655			66,302
Premises and equipment, net	32,524			32,762			31,309
Other assets	64,952			64,801			59,363
Less allowance for loan losses	(15,539)			(15,665)			(16,533)

Totals	$2,282,021			$2,199,592			$2,147,318

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities:
Transaction accounts	$680,196	9,660	1.42%	$609,287	12,634	2.07%	$612,387	10,845	1.77%
Time deposits	643,580	23,036	3.58	666,615	29,322	4.40	668,687	26,440	3.95
Short-term borrowings	37,352	1,068	2.86	32,140	1,611	5.01	15,759	746	4.73
Other borrowings	353,598	18,726	5.30	343,767	19,394	5.64	343,014	19,098	5.57

Total interest-bearing liabilities:	1,714,726	52,490	3.06%	1,651,809	62,961	3.81%	1,639,847	57,129	3.48%

Non interest-bearing liabilities:
Demand deposits	236,628			226,822			206,839
Other	43,045			42,974			25,958

	1,994,399			1,921,605			1,872,644

Shareholders’ equity	287,622			277,987			274,674

Totals	$2,282,021			$2,199,592			$2,147,318

Net interest earnings		$87,018			$80,510			$78,805

Net yield on interest-earning assets			4.06%			3.92%			3.93%

(1)	For purposes of these computations, nonaccruing loans are included in the daily average loan amounts outstanding.

(2)	Interest income includes the effect of tax equivalent adjustments using a federal tax rate of 35%.

MARKET AND DIVIDEND INFORMATION
At year-end 2008 shareholders owned 13,116,630 shares of the Corporation’s common stock. The stock is traded on the NASDAQ Global under the symbol THFF.
Historically, the Corporation has paid cash dividends semi-annually and currently expects that comparable cash dividends will continue to be paid in the future. The following table gives quarterly high and low trade prices and dividends per share during each quarter for 2008 and 2007.

	2008			2007
			Cash			Cash
	Trade Price		Dividends	Trade Price		Dividends
Quarter ended	High	Low	Declared	High	Low	Declared
March 31	$32.06	$25.30		$35.74	$28.20
June 30	$33.31	$28.16	$.44	$32.45	$27.26	$.43
September 30	$49.30	$30.05		$32.78	$23.48
December 31	$47.70	$31.01	$.45	$32.29	$26.93	$.44
TOTAL RETURN PERFORMANCE

	Period Ending
Index	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
First Financial Corporation	$100.00	$119.62	$94.96	$128.08	$105.62	$156.93
Russell 2000	100.00	118.33	123.72	146.44	144.15	95.44
SNL $1B-$5B Bank Index	100.00	123.42	121.31	140.38	102.26	84.81