Form 10-K, Exhibit 13
period 2009-12-31
FIRST FINANCIAL CORP /IN/
filed 2010-03-16
CIK 714562

Exhibit 13
Five Year Comparison of Selected Financial Data

(Dollar amounts in thousands,
except per share amounts)	2009	2008	2007	2006	2005

BALANCE SHEET DATA:
Total assets	$2,518,722	$2,302,675	$2,231,562	$2,175,998	$2,136,918
Securities	587,246	596,915	558,020	530,400	503,079
Loans, net of unearned fees*	1,631,764	1,471,327	1,443,067	1,392,755	1,395,741
Deposits	1,789,701	1,563,498	1,529,721	1,502,682	1,464,918
Borrowings	363,173	406,653	368,616	358,008	370,090
Shareholders’ equity	306,483	286,844	281,692	271,260	269,323

INCOME STATEMENT DATA:
Interest income	126,255	133,954	137,734	130,832	121,647
Interest expense	39,261	52,490	62,961	57,129	47,469
Net interest income	86,994	81,464	74,773	73,703	74,178
Provision for loan losses	11,870	7,855	6,580	6,983	11,698
Other income	28,532	25,410	31,497	28,826	32,025
Other expenses	73,831	66,447	64,726	64,656	63,538
Net income	22,720	24,769	25,580	23,539	23,054

PER SHARE DATA:
Net income	1.73	1.89	1.94	1.77	1.72
Cash dividends	0.90	0.89	0.87	0.85	.82

PERFORMANCE RATIOS:
Net income to average assets	0.95%	1.09%	1.16%	1.10%	1.07%
Net income to average shareholders’ equity	7.54	8.61	9.20	8.57	8.52
Average total capital to average assets	13.25	13.28	13.35	13.56	13.35
Average shareholders’ equity to average assets	12.56	12.60	12.64	12.79	12.51
Dividend payout	51.99	47.10	44.76	44.18	47.57

*	2008 and 2007 include $12,800 and $14,068, respectively, of credit card loans that are held-for-sale.

Consolidated Balance Sheets

	December 31,
(Dollar amounts in thousands, except per share data)	2009	2008
ASSETS
Cash and due from banks	$84,371	$67,298
Federal funds sold	21,576	9,530
Securities available-for-sale	587,246	596,915
Loans, net of allowance of $19,437 in 2009 and $16,280 in 2008	1,612,327	1,442,247
Credit card loans held-for-sale	—	12,800
Restricted stock	27,835	26,227
Accrued interest receivable	12,005	13,081
Premises and equipment, net	35,551	32,145
Bank-owned life insurance	64,057	62,107
Goodwill	7,102	7,102
Other intangible assets	4,916	1,512
Other real estate owned	5,885	3,200
FDIC indemnification asset	12,124	—
Other assets	43,727	28,511

Total Assets	$2,518,722	$2,302,675

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Non-interest-bearing	$312,990	$236,249
Interest-bearing:
Certificates of deposit of $100 or more	238,830	211,107
Other interest-bearing deposits	1,237,881	1,116,142

	1,789,701	1,563,498

Short-term borrowings	30,436	21,500
Other borrowings	332,737	385,153
Other liabilities	59,365	45,680

Total Liabilities	2,212,239	2,015,831

Shareholders’ equity

Common stock, $.125 stated value per share,
Authorized shares — 40,000,000
Issued shares — 14,450,966
Outstanding shares — 13,129,630 in 2009 and 13,116,630 in 2008	1,806	1,806
Additional paid-in capital	68,739	68,654
Retained earnings	277,357	263,115
Accumulated other comprehensive income (loss)	(7,904)	(12,946)
Less: Treasury shares at cost — 1,321,336 in 2009 and 1,334,336 in 2008	(33,515)	(33,785)

Total Shareholders’ Equity	306,483	286,844

Total Liabilities and Shareholders’ Equity	$2,518,722	$2,302,675

See accompanying notes.

Consolidated Statements of Income

	Years Ended December 31,
(Dollar amounts in thousands, except per share data)	2009	2008	2007

INTEREST AND DIVIDEND INCOME:
Loans, including related fees	$94,930	$99,572	$104,950
Securities:
Taxable	22,755	25,303	23,336
Tax-exempt	6,604	6,415	6,635
Other	1,966	2,664	2,813

Total Interest and Dividend Income	126,255	133,954	137,734

INTEREST EXPENSE:
Deposits	21,544	32,696	41,956
Short-term borrowings	541	1,068	1,611
Other borrowings	17,176	18,726	19,394

Total Interest Expense	39,261	52,490	62,961

Net Interest Income	86,994	81,464	74,773
Provision for loan losses	11,870	7,855	6,580

Net Interest Income After Provision For Loan Losses	75,124	73,609	68,193

NON-INTEREST INCOME:
Trust and financial services	4,197	3,993	3,697
Service charges and fees on deposit accounts	11,082	11,889	11,877
Other service charges and fees	7,026	6,050	5,783
Securities gains, net	4	358	211
Other-than-temporary loss
Total impairment loss	(18,939)	(6,145)	—
Less recognized in other comprehensive income	8,170	—	—

Net impairment loss recognized in earnings	(10,769)	(6,145)	—
Insurance commissions	6,464	6,688	6,541
Gain on sale of mortgage loans	2,291	817	816
Gain on sale of credit card loans	2,549	—	—
Gain on bargain purchase	5,057	—	—
Other	631	1,760	2,572

Total Non-Interest Income	28,532	25,410	31,497

NON-INTEREST EXPENSES:
Salaries and employee benefits	42,259	41,287	39,432
Occupancy expense	4,534	4,182	4,034
Equipment expense	4,640	4,560	4,322
Federal Deposit Insurance	3,277	220	238
Other	18,671	16,198	16,700

Total Non-Interest Expense	73,381	66,447	64,72

Income Before Income Taxes	30,275	32,572	34,964

Provision for income taxes	7,555	7,803	9,384

Net Income	$22,720	$24,769	$25,580

EARNINGS PER SHARE:

Basic and Diluted	$1.73	$1.89	$1.94

Weighted average number of shares outstanding (in thousands)	13,119	13,110	13,178

See accompanying notes.

Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated
				Other
	Common	Additional	Retained	Comprehensive	Treasury
(Dollar amounts in thousands, except per share data)	Stock	Paid-In Capital	Earnings	Income (Loss)	Stock	Total

Balance, January 1, 2007	$1,806	$68,003	$235,967	$(5,494)	$(29,022)	$271,260

Comprehensive income:
Net income	—	—	25,580	—	—	25,580
Other comprehensive loss, net of tax:
Change in net unrealized gains/losses on securities available-for-sale, net	—	—	—	1,110	—	1,110
Change in unrealized gains/losses on post-retirement benefits	—	—	—	(797)	—	(797)

Total comprehensive income						25,893

Adjustment to initially apply guidance on uncertain tax positions (Note 1)	—	—	(86)	—	—	(86)
Contribution of 41,000 shares to ESOP	—	209	—	—	1,033	1,242
Treasury stock purchases (174,962 shares)	—	—	—	—	(5,167)	(5,167)
Cash dividends, $ .87 per share	—	—	(11,450)	—	—	(11,450)

Balance, December 31, 2007	1,806	68,212	250,011	(5,181)	(33,156)	281,692

Comprehensive income:
Net income	—	—	24,769	—	—	24,769
Other comprehensive loss, net of tax:
Change in net unrealized gains/losses on securities available-for-sale, net	—	—	—	(8,276)	—	(8,276)
Change in unrealized gains/losses on post-retirement benefits	—	—	—	511	—	511

Total comprehensive income						17,004

Contribution of 33,015 shares to ESOP	—	442	—	—	835	1,277
Treasury stock purchases (52,744 shares)	—	—	—	—	(1,464)	(1,464)
Cash dividends, $ .89 per share	—	—	(11,665)	—	—	(11,665)

Balance, December 31, 2008	1,806	68,654	263,115	(12,946)	(33,785)	286,844

Comprehensive income:
Net income	—	—	22,720	—	—	22,720
Other comprehensive loss, net of tax:
Change in net unrealized gains/losses on securities available-for-sale, net	—	—	—	10,869	—	10,869

Change in unrealized gains/losses on post-retirement benefits	—	—	—	(2,494)	—	(2,494)

Total comprehensive income						31,095

Adjustment for adoption of other-than temporary impairment guidance, net of tax (Note 1)	—	—	3,333	(3,333)	—	—
Contribution of 35,000 shares to ESOP	—	85	—	—	886	971
Treasury stock purchases (22,000 shares)	—	—	—	—	(616)	(616)
Cash dividends, $ .90 per share	—	—	(11,811)	—	—	(11,811)

Balance, December 31, 2009	$1,806	$68,739	$277,357	$(7,904)	$(33,515)	$306,483

See accompanying notes.

Consolidated Statements of Cash Flows

	Years Ended December 31,
(Dollar amounts in thousands, except per share data)	2009	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$22,720	$24,769	$25,580
Adjustments to reconcile net income to net cash provided by operating activities:
Net (accretion) amortization on securities	(2,442)	(2,874)	(2,619)
Provision for loan losses	11,870	7,855	6,580
Securities impairment loss recognized in earnings	10,769	—	—
Securities (gains) losses	(4)	5,787	(211)
Depreciation and amortization	4,199	3,535	3,443
Provision for deferred income taxes	(4,265)	(5,147)	27
Net change in accrued interest receivable	1,076	617	274
Contribution of shares to ESOP	971	1,277	1,242
Gain on sale of mortgage loans	(2,291)	(817)	(816)
Loss on sale of student loans	399	—	—
Gain on sale of credit card loans	(2,549)	—	—
Gain on purchase of business unit	(5,057)	—	—
Loss on sales of other real estate	196	35	(116)
Other, net	(6,202)	1,494	2,118

Net Cash From Operating Activities	29,390	36,531	35,502

CASH FLOWS FROM INVESTING ACTIVITIES:
Sales of securities available-for-sale	—	1,063	3,140
Calls, maturities and principal reductions on securities available-for-sale	128,349	95,198	94,587
Purchases of securities available-for-sale	(88,532)	(151,863)	(120,657)
Loans made to customers, net of repayments	(265,976)	(76,216)	(85,909)
Net change in federal funds sold	(12,046)	(5,329)	17,236
Redemption of restricted stock	—	2,386	30
Cash received from sale of mortgage loans	146,625	36,910	25,424
Cash received from sale of student loans	13,347	—	—
Cash received from sale of credit card loans	14,689	—	—
Cash received from purchase of business unit	30,977	—	—
Sale of other real estate	2,448	2,357	4,322
Additions to premises and equipment	(6,655)	(2,623)	(2,382)

Net Cash From Investing Activities	(36,774)	(98,117)	(64,209)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in deposits	80,359	33,777	27,039
Net change in other short-term borrowings	8,936	(5,831)	11,128
Dividends paid	(11,806)	(11,548)	(11,373)
Purchases of treasury stock	(616)	(1,464)	(5,167)
Proceeds from other borrowings	120,000	408,500	81,750
Repayments on other borrowings	(172,416)	(364,632)	(82,270)

Net Cash From Financing Activities	24,457	58,802	21,107

Net Change in Cash and Cash Equivalents	17,073	(2,784)	(7,600)
Cash and Cash Equivalents, Beginning of Year	67,298	70,082	77,682

Cash and Cash Equivalents, End of Year	$84,371	$67,298	$70,082

SUPPLEMENTAL DISCLOSURES OF CASH FLOW AND NONCASH INFORMATION:
Cash paid during the year for:
Interest	$40,005	$54,168	$62,080

Income taxes	$13,485	$11,657	$8,494

Transfers from loans to loans held-for-sale	$—	$—	$14,608

See accompanying notes.

Notes to Consolidated Financial Statements
1.	BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:
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
First Financial Bank also has two investment subsidiaries, Portfolio Management Specialists A (Specialists A) and Portfolio Management Specialists B (Specialists B), which were established to hold and manage certain assets as part of a strategy to better manage various income streams and provide opportunities for capital creation as needed. Specialists A and Specialists B subsequently entered into a limited partnership agreement, Global Portfolio Limited Partners. Portfolio Management Specialists B also owns First Financial Real Estate, LLC. At December 31, 2009, $581.3 million of securities and loans were owned by these subsidiaries. Specialists A, Specialists B, Global Portfolio Limited Partners and First Financial Real Estate LLC are included in the consolidated financial statements.
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
The Corporation operates 54 branches in west-central Indiana and east-central Illinois. First Financial Bank is the largest bank in Vigo County. It operates 13 full-service banking branches within the county; five in Clay County, Indiana; one in Greene County, Indiana; three in Knox County, Indiana; five in Parke County, Indiana; one in Putnam County, Indiana; five in Sullivan County, Indiana; four in Vermillion County, Indiana; one in Clark County, Illinois; one in Coles County, Illinois; three in Crawford County, Illinois; one in Jasper County, Illinois; two in Lawrence County, Illinois; two in Richland County, Illinois; six in Vermilion County, Illinois; and one in Wayne County, Illinois. It also has a main office in downtown Terre Haute and an operations center/office building in southern Terre Haute.
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
Interest income includes amortization of purchase premium or discount. Premiums and discounts are amortized on the level yield method without anticipating prepayments. Mortgage-backed securities are amortized over the expected life. Realized gains and losses on sales are based on the amortized cost of the security sold. Management evaluates securities for other-than-temporary impairment (OTTI) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.
Loans: Loans that management has the intent and ability to hold for the foreseeable future until maturity or pay-off are reported at the principal balance outstanding, net of unearned interest, purchase premiums and discounts, deferred loan fees and costs, and allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis. Interest income is accrued on the unpaid principal balance and includes amortization of net deferred loan fees and costs over the loan term without anticipating prepayments. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are significantly past due. Past-due status is based on the contractual terms of the loan. All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. In all cases, loans are placed on non-accrual or charged-off if collection of principal or interest is considered doubtful.
Certain Purchased Loans: The Corporation purchases individual loans and groups of loans, some of which have shown evidence of credit deterioration since origination. These purchased loans are recorded at the amount paid, such that there is no carryover of the seller’s allowance for loan losses. After acquisition, losses are recognized by an increase in the allowance for loan losses.
Such purchased loans accounted for individually or aggregated into pools of loans based on common risk characteristics such as credit score, loan type and date of origination. The Corporation estimates the amount and timing of expected cash flows for each purchased loan or pool, and the expected cash flows in excess of amount paid are recorded as interest income over the remaining life of the loan or pool (accretable yield). The excess of the loan’s or pool’s contractual principal and interest over expected cash flows is not recorded (nonaccretable difference).

Notes to Consolidated Financial Statements
Over the life of the loan or pool, expected cash flows continue to be estimated. If the present value of expected cash flows is less than the carrying amount, a loss is recorded. If the present value of expected cash flows is greater than the carrying amount, it is recognized as part of future interest income.
Concentration of Credit Risk: Most of the Corporation’s business activity is with customers located within Vigo County. Therefore, the Corporation’s exposure to credit risk is significantly affected by changes in the economy of the Vigo County area. A major economic downturn in this area would have a negative effect on the Corporation’s loan portfolio.
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
A loan is impaired when full payment under the loan terms is not expected. Loans for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgages, consumer and credit card loans, and on an individual basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows, using the loan’s existing rate, or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment and, accordingly, they are not separately identified for impairment disclosures.
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
Restricted Stock: Restricted stock includes Federal Home Loan Bank (FHLB) of Indianapolis and Chicago and Federal Reserve stock. This restricted stock is carried at cost and periodically evaluated for impairment. Because this stock is viewed as a long-term investment, impairment is based on ultimate recovery of par value. Both cash and stock dividends are reported as income.
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
Servicing fee income, which is included in Other Service Fees on the income statement, is for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Servicing fees totaled $958 thousand, $901 thousand and $947 thousand for the years ended December 31, 2009, 2008 and 2007. Late fees and ancillary fees related to loan servicing are not material.
Bank-Owned Life Insurance: The Corporation has purchased life insurance policies on certain key executives. Bank-owned life insurance is recorded at its cash surrender value, or the amount that can be realized. Income on the investments in life insurance is included in other interest income.

Notes to Consolidated Financial Statements
Goodwill and Other Intangible Assets: Goodwill resulting from business combinations prior to January 1, 2009 represents the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill resulting from business combinations after January 1, 2009 represents the future economic benefits arising from other assets acquired that are not individually identified and separately recognized. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually. The Corporation has selected May 31 as the date to perform the annual impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on our balance sheet. Other intangible assets consist of core deposit and acquired customer relationship intangible assets arising from the whole bank, insurance agency and branch acquisitions. They are initially measured at fair value and then are amortized on an accelerated basis over their estimated useful lives, which are 12 and 10 years, respectively.
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
Deferred Compensation Plan: A deferred compensation plan covers all directors. Under the plan, the Corporation pays each director, or their beneficiary, the amount of fees deferred plus interest over 10 years, beginning when the director achieves age 65. A liability is accrued for the obligation under these plans. The expense incurred for the deferred compensation for each of the last three years was $184 thousand, $169 thousand and $177 thousand, resulting in a deferred compensation liability of $2.5 million and $2.4 million as of year-end 2009 and 2008.
Long-Term Incentive Plan: A long-term incentive plan provides for the payment of incentive rewards as a 15-year annuity to all directors and certain key officers. The plan expires December 31, 2009, and compensation expense is recognized over the service period. Payments under the plan generally do not begin until the earlier of January 1, 2015, or the January 1 immediately following the year in which the participant reaches age 65. Compensation expense for each of the last three years was $2.3 million, $2.0 million and $2.0 million, resulting in a liability of $15.4 million and $13.2 million as of year-end 2009 and 2008.
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
The Corporation adopted new guidance regarding uncertain tax positions as of January 1, 2007. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption of this new guidance reduced retained earnings and increased liabilities by $86 thousand.
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

Notes to Consolidated Financial Statements
Adoption of New Accounting Standards: In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (ASC 820-10). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement also establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) No. 157-2, Effective Date of FASB Statement No. 157, which is currently FASB ASC 820-10. This FSP delayed the effective date of FAS 157 for all nonfi-nancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The effect of adopting this new guidance was not material. We have included the disclosures required by this standard in this document.
In December 2007, the FASB issued new guidance impacting FASB ASC 805, Business Combinations (SFAS No. 141(R) Business Combinations). The new guidance establishes principles and requirements for how an acquiring company (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree, (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The new standard affects business combinations after January 1, 2009. See Note 6 to the consolidated financial statements for the impact on the Corporation of adopting this standard.
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133 (ASC 815) which amends and expands the disclosure requirements of SFAS No. 133 for derivative instruments and hedging activities. ASC 815 requires qualitative disclosure about objectives and strategies for using derivative and hedging instruments, quantitative disclosures about fair value amounts of the instruments and gains and losses on such instruments, as well as disclosures about credit-risk features in derivative agreements. ASC 815 was effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of this standard did not have a material impact on the Corporation’s consolidated financial position or results of operations.
In June 2009, the FASB issued FASB ASC 105-10, Generally Accepted Accounting Principles (Statement No. 168), The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. The new guidance replaces SFAS No. 162 and establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with Generally Accepted Accounting Principles (“GAAP”). Rules and interpretive releases of the Securities and Exchange Commission under federal securities laws are also sources of authoritative GAAP for SEC registrants. The new standard became effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this statement did not have a material impact on the Corporation’s consolidated financial position or results of operations. Technical references to generally accepted accounting principles included in the Notes to Consolidated Financial Statements are provided under the new FASB ASC structure.
In December 2008, the FASB issued Staff Position (“FSP”) No. 132(R)-1, Employer’s Disclosures about Postretirement Benefit Plan Assets (ASC 715-20). The FSP provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other post-retirement plan. These additional disclosures include disclosure of investment policies and fair value disclosures of plan assets, including fair value hierarchy. The FSP also includes a technical amendment that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented. This FSP is effective for fiscal years ending after December 15, 2009. Upon initial application, provisions of the FSP are not required for earlier periods that are presented for comparative purposes. The new disclosures have been presented in the notes to the consolidated financial statements.
In April 2009, the FASB issued Staff Position No. 115-2 and No. 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (ASC 320-10), which amended existing guidance for determining whether impairment is other-than-temporary for debt securities. The requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of these criteria is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) other-than-temporary impairment (OTTI) related to other factors, which is recognized in other comprehensive income and 2) OTTI related to credit loss, which must be recognized in the income statement. The credit loss is determined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. Additionally, disclosures about other-than-temporary impairments for debt and equity securities were expanded. ASC 320-10 was effective for interim and annual reporting periods ending June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. At adoption, the Corporation reversed $3 million (net of tax) of previously recognized impairment charges, representing the non-credit portion.
In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (ASC 820-10). This FSP emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability’s fair value. Adjustments to those transactions or prices would be needed to determine the appropriate fair value. The FSP, which was applied prospectively, was effective for interim and annual reporting periods ending after June 15, 2009 with early adoption for periods ending after March 15, 2009. The effect of adopting this new guidance was not material.

Notes to Consolidated Financial Statements
In August 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-05, Measuring Liabilities at Fair Value (ASC 820). This Update provides amendments to ASC 820 for the fair value measurement of liabilities by clarifying that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using a valuation technique that uses the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities when traded as assets, or that is consistent with the principles of ASC 820. The amendments in this guidance also clarify that both a quoted price for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The guidance was effective for the first reporting period beginning after issuance. There was no effect of adopting this new guidance.
Newly Issued But Not Yet Effective Standards Accounting Standards: In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166, Accounting for Transfers of Financial Assets, an Amendment of FASB Statement No. 140 (ASC 810). The new accounting requirement amends previous guidance relating to the transfers of financial assets and eliminates the concept of a qualifying special purpose entity. This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. This Statement must be applied to transfers occurring on or after the effective date. Additionally, on and after the effective date, the concept of a qualifying special-purpose entity is no longer relevant for accounting purposes. Therefore, formerly qualifying special-purpose entities should be evaluated for consolidation by reporting entities on and after the effective date in accordance with the applicable consolidation guidance. Additionally, the disclosure provisions of this Statement were also amended and apply to transfers that occurred both before and after the effective date of this Statement. The adoption of this new guidance is not expected to have a material impact on the Corporation’s results of operations or financial position.
In June 2009, the FASB issued Statement of Accounting Standard No. 167, Amendments to FASB Interpretation No. 46(R), which amended guidance for consolidation of variable interest entities by replacing the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. This Statement also requires additional disclosures about an enterprise’s involvement in variable interest entities. This Statement will be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Early adoption is prohibited. The adoption of this new guidance is not expected to have a material impact on the Corporation’s results of operations or financial position.
2.	FAIR VALUES OF FINANCIAL INSTRUMENTS:
ASC 820-10 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three level of inputs that may be used to measure fair value:
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
The fair value of derivatives is based on valuation models using observable market data as of the measurement date (Level 2 inputs).

Notes to Consolidated Financial Statements

	December 31, 2009
	Fair Value Measurements Using
(Dollar amounts in thousands)	Level 1	Level 2	Level 3	Carrying Value
U.S. Government entity mortgage-backed securities	$—	$4,148	$—	$4,148
Mortgage-backed securities, residential	—	300,184	—	300,184
Mortgage-backed securities, commercial	—	168	—	168
Collateralized mortgage obligations	—	119,564	—	119,564
State and municipal obligations	—	148,733	—	148,733
Collateralized debt obligations	—	—	1,416	1,416
Corporate debt securities	—	7,072	—	7,072
Equity securities	2,600	—	3,361	5,961

Total	$2,600	$579,869	$4,777	$587,246

Derivative assets		889
Derivative liabilities		(889)

	December 31, 2008
	Fair Value Measurements Using
(Dollar amounts in thousands)	Level 1	Level 2	Level 3	Carrying Value
U.S. Government entity mortgage-backed securities	$—	$154	$—	$154
Mortgage-backed securities, residential	—	365,292	—	365,292
Mortgage-backed securities, commercial	—	185	—	185
Collateralized mortgage obligations	—	70,227	—	70,227
State and municipal obligations	—	143,841	—	143,841
Collateralized debt obligations	—	—	4,238	4,238
Corporate debt securities	—	6,395	—	6,395
Equity securities	2,827	—	3,756	6,583

Total	$2,827	$586,094	$7,994	$596,915

The table below presents a reconciliation and income statement classification of gains and losses for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the twelve months ended December 31, 2009 and 2008.

	Fair Value Measurements
	Using Significant
	Unobservable Inputs (Level 3)
	2009	2008
Beginning balance, January 1	$7,994	$33,745
Total realized/unrealized gains or losses
Included in earnings	(10,769)	(6,145)
Included in other comprehensive income	7,651	(19,318)
Settlements	(99)	(288)

Ending balance, December 31	$4,777	$7,994

Notes to Consolidated Financial Statements
Change in unrealized gains and losses recorded in earnings for the year ended December 31, 2009 for Level 3 assets that are still held at December 31, 2009 was related to fair value declines recorded as other-than-temporary impairment. Impaired loans disclosed in footnote 7, which are measured for impairment using the fair value of collateral, are valued at Level 3. They are carried at a fair value of $19.3 million, net of a valuation allowance of $5.4 million at December 31, 2009 and at a fair value of $12.2 million, net of valuation allowance of $4.7 million at December 31, 2008. The impact to the provision for loan losses for the twelve months ended December 31, 2009 and December 31, 2008 was $1.7 million and $3.7 million, respectively. Fair value is measured based on the value of the collateral securing those loans and is determined using several methods. Generally, the fair value of real estate is determined based on appraisals by qualified licensed appraisers. If an appraisal is not available, the fair value may be determined by using a cash flow analysis, a broker’s opinion of value, the net present value of future cash flows, or an observable market price from an active market. Fair value on non-real estate loans is determined using similar methods. Other real estate owned at December 31, 2009 with a value of $5.9 million was reduced $164 thousand for fair value adjustment.
The carrying amounts and estimated fair values of financial instruments are shown below. Carrying amount is the estimated fair value for cash and due from banks, federal funds sold, accrued interest receivable and payable, demand deposits, short-term and certain other borrowings, and variable-rate loans or deposits that reprice frequently and fully. Security fair values are determined as previously described. It is not practicable to determine the fair value of Federal Home Loan Bank stock due to restrictions placed on its transferability. For fixed-rate loans or deposits, variable rate loans or deposits with infrequent repricing or repricing limits, and for longer-term borrowings, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of debt is based on current rates for similar financing. The fair value of off-balance sheet items is not considered material.
The carrying amount and estimated fair value of assets and liabilities are presented in the table below and were determined based on the above assumptions:

	December 31,
	2009		2008
	Carrying	Fair	Carrying	Fair
(Dollar amounts in thousands)	Value	Value	Value	Value
Cash and due from banks	$84,371	$84,371	$67,298	$67,298
Federal funds sold	21,576	21,576	9,530	9,530
Securities available-for-sale	587,246	587,246	596,915	596,915
Federal Home Loan Bank stock	26,181	N/A	24,573	N/A
Loans, net*	1,612,237	1,604,412	1,455,047	1,457,842
Accrued interest receivable	12,005	12,005	13,081	13,081
Deposits	(1,789,701)	(1,798,059)	(1,563,498)	(1,554,912)
Short-term borrowings	(30,436)	(30,436)	(21,500)	(21,500)
Federal Home Loan Bank advances	(326,137)	(337,847)	(378,553)	(390,296)
Other borrowings	(6,600)	(6,600)	(6,600)	(6,600)
Accrued interest payable	(3,127)	(3,127)	(3,871)	(3,871)

*	Includes credit card loans held for sale.

Notes to Consolidated Financial Statements
3.	RESTRICTIONS ON CASH AND DUE FROM BANKS:
Certain affiliate banks are required to maintain average reserve balances with the Federal Reserve Bank that do not earn interest. The amount of those reserve balances was approximately $8.2 million and $8.6 million at December 31, 2009 and 2008, respectively.
4.	SECURITIES:
The fair value of securities available-for-sale and related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

	December 31, 2009
	Amortized	Unrealized		Fair
(Dollar amounts in thousands)	Cost	Gains	Losses	Value
U.S. Government entity mortgage-backed securities	$4,103	$45	$—	$4,148
Mortgage-backed securities, residential	285,964	14,260	(40)	300,184
Mortgage-backed securities, commercial	162	6	—	168
Collateralized debt obligations	116,330	3,334	(100)	119,564
State and municipal obligations	143,039	5,926	(232)	148,733
Collateralized debt obligations	19,253	—	(17,837)	1,416
Corporate debt securities	7,004	257	(189)	7,072
Equity securities	5,668	1,462	(1,169)	5,961

Total	$581,523	$25,290	$(19,567)	$587,246

	December 31, 2008
	Amortized	Unrealized		Fair
(Dollar amounts in thousands)	Cost	Gains	Losses	Value
U.S. Government entity mortgage-backed securities	$148	$6	$—	$154
Mortgage-backed securities, residential	354,123	11,179	(10)	365,292
Mortgage-backed securities, commercial	185	—	—	185
Collateralized debt obligations	68,838	1,389	—	70,227
State and municipal obligations	143,224	2,439	(1,822)	143,841
Collateralized debt obligations	24,579	—	(20,341)	4,238
Corporate debt securities	7,007	—	(612)	6,395
Equity securities	5,649	2,097	(1,163)	6,583

Total	$603,753	$17,110	$(23,948)	$596,915

As of December 31, 2009, the Corporation does not have any securities from any issuer, other than the U.S. Government, with an aggregate book or fair value that exceeds ten percent of shareholders’ equity.
Securities with a carrying value of approximately $200.8 million and $118.8 million at December 31, 2009 and 2008, respectively, were pledged as collateral for short-term borrowings and for other purposes.
Below is a summary of the gross gains and losses realized by the Corporation on investment sales during the years ended December 31, 2009, 2008 and 2007, respectively.

(Dollar amounts in thousands)	2009	2008	2007
Proceeds	—	—	$3,140
Gross gains	—	—	192
Gross losses	—	—	10
Additional gains of $4 thousand in 2009, $5 thousand in 2008 and $29 thousand in 2007 resulted from redemption premiums on called securities.

Notes to Consolidated Financial Statements
Contractual maturities of debt securities at year-end 2009 were as follows. Securities not due at a single maturity or with no maturity date, primarily mortgage-backed and equity securities, are shown separately.

	Available-for-Sale
	Amortized
(Dollar amounts in thousands)	Cost	Fair Value
Due in one year or less	$9,019	$9,116
Due after one but within five years	45,340	47,145
Due after five but within ten years	42,084	44,094
Due after ten years	193,286	180,579

	289,729	280,934
Mortgage-backed securities and equities	291,794	306,312

Total	$581,523	$587,246

The following tables show the securities’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at December 31, 2009 and 2008.

	December 31, 2009
	Less Than 12 Months		More Than 12 Months		Total
		Unrealized		Unrealized		Unrealized
(Dollar amounts in thousands)	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
Mortgage-backed securities, residential	$6,985	$(38)	$47	$(2)	$7,032	$(40)
Collateralized mortgage obligations	6,094	(100)	—	—	6,094	(100)
State and municipal obligations	6,594	(45)	4,841	(187)	11,435	(232)
Collateralized debt obligations	—	—	1,416	(17,837)	1,416	(17,837)
Corporate debt securities	—	—	811	(189)	811	(189)
Equity securities	543	(280)	1,150	(889)	1,693	(1,169)

Total temporarily impaired securities	$20,216	$(463)	$8,265	$(19,104)	$28,481	$(19,567)

	December 31, 2008
	Less Than 12 Months		More Than 12 Months		Total
		Unrealized		Unrealized		Unrealized
(Dollar amounts in thousands)	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
Mortgage-backed securities, residential	$1,735	$(7)	$84	$(3)	$1,819	$(10)
State and municipal obligations	51,011	(1,797)	321	(25)	51,332	(1,822)
Collateralized debt obligations	—	—	4,239	(20,341)	4,239	(20,341)
Corporate debt securities	6,394	(612)	—	—	6,394	(612)
Equity securities	1,668	(1,163)	—	—	1,668	(1,163)

Total temporarily impaired securities	$60,808	$(3,579)	$4,644	$(20,369)	$65,452	$(23,948)

The Corporation held 707 investment securities with an amortized cost greater than fair value as of December 31, 2009. The unrealized losses on mortgage-backed and state and municipal obligations represent negative adjustments to market value relative to the rate of interest paid on the securities and not losses related to the creditworthiness of the issuer. Management does not intend to sell and it is not more likely than not that management would be required to sell the securities prior to their anticipated recovery. Management believes the value will recover as the securities approach maturity or market rates change.

Notes to Consolidated Financial Statements
Management evaluates securities for other-than-temporary impairment (“OTTI”) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. The investment securities portfolio is evaluated for OTTI by segregating the portfolio into two general segments and applying the appropriate OTTI model.
Investment securities classified as available-for-sale or held-to-maturity are generally evaluated for OTTI under FASB ASC 320, Investments—Debt and Equity Securities. However, certain purchased beneficial interests, including non-agency mortgage-backed securities, asset-backed securities, and collateralized debt obligations, that had credit ratings at the time of purchase of below AA are evaluated using the model outlined in FASB ASC 325-40, Beneficial Interests in Securitized Financial Assets.
In determining OTTI under the FASB ASC 320 model, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the entity has the intent to sell the security or more likely than not will be required to sell the security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.
The second segment of the portfolio uses the OTTI guidance provided by FASB ASC 325 that is specific to purchase beneficial interests that, on the purchase date, were rated below AA. Under the FASB ASC 325 model, the Corporation compares the present value of the remaining cash flows as estimated at the preceding evaluation date to the current expected remaining cash flows. An OTTI is deemed to have occurred if there has been an adverse change in the remaining expected future cash flows.
When OTTI occurs under either model, the amount of the OTTI recognized in earnings depends on whether an entity intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss, the OTTI shall be recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the OTTI shall be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total OTTI related to other factors is recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment.
Gross unrealized losses on investment securities were $19.6 million as of December 31, 2009 and $23.9 million as of December 31, 2008. A majority of these losses represent negative adjustments to fair value relative to the illiquidity in the markets on the securities and not losses related to the creditworthiness of the issuer.
A significant portion of the total unrealized losses relates to collateralized debt obligations that were separately evaluated under FASB ASC 325-40, Beneficial Interests in Securitized Financial Assets. Based upon qualitative considerations, such as a downgrade in credit rating or further defaults of underlying issuers during the year, and an analysis of expected cash flows, we determined that four CDOs included in collateralized debt obligations were other-than-temporarily impaired. The total amount of OTTI was $27.0 million, of which $10.8 million was recognized through earnings and $16.2 was recorded in other comprehensive income. The Corporation wrote down our investments in those CDOs to their present value of expected cash flows through earnings of $16.9 million at December 31, 2009. The OTTI recorded in other comprehensive income represents OTTI due to factors other than credit loss, mainly current market illiquidity. These securities are collateralized by trust preferred securities issued primarily by bank holding companies, but certain pools do include a limited number of insurance companies. The market for these securities has become very illiquid, there are very few new issuances of trust preferred securities and the credit spreads implied by current prices have increased dramatically and remain very high, resulting in significant non-credit related impairment. The Corporation uses the OTTI evaluation model to compare the present value of expected cash flows to the previous estimate to determine if there are adverse changes in cash flows during the year. The OTTI model considers the structure and term of the CDO and the financial condition of the underlying issuers. Specifically, the model details interest rates, principal balances of note classes and underlying issuers, the timing and amount of interest and principal payments of the underlying issuers, and the allocation of the payments to the note classes. Cash flows are projected using a forward rate LIBOR curve, as these CDOs are variable-rate instruments. An average rate is then computed using this same forward rate curve to determine an appropriate discount rate (3 month LIBOR plus margin ranging from 160 to 180 basis points). The current estimate of expected cash flows is based on the most recent trustee reports and any other relevant market information, including announcements of interest payment deferrals or defaults of underlying trust preferred securities. Assumptions used in the model include expected future default rates and prepayments. We assume no recoveries on defaults and treat all interest payment deferrals as defaults. In addition we use the model to “stress” each CDO, or make assumptions more severe than expected activity, to determine the degree to which assumptions could deteriorate before the CDO could no longer fully support repayment of the Corporation’s note class.

Notes to Consolidated Financial Statements
Collateralized debt obligations include one additional investment in a CDO consisting of pooled trust preferred securities in which the issuers are primarily banks. This CDO, with an amortized cost of $2.3 million and a fair value of $733.2 thousand, is currently rated BAA1 and is the senior tranche, is not in the scope of FASB ASC 325 as it was rated high investment grade at purchase, and is not considered to be other-than-temporarily impaired based on its credit quality. Its fair value is negatively impacted by the factors described above.
Management has consistently used Standard & Poors pricing to value these investments. There are a number of other pricing sources available to determine fair value for these investments. These sources utilize a variety of methods to determine fair value. The result is a wide range of estimates of fair value for these securities. The Standard & Poors pricing ranges from .53 to 17.68 while Moody’s Investor Service pricing ranges from 15.00 to 58.00, with others falling somewhere in between. We recognize that the Standard & Poors pricing utilized is likely a conservative estimate, but have been consistent in using this source and its estimate of fair value.
Unrealized losses on equity securities relate to investments in bank stocks held at the holding company. Bank stock values have been negatively impacted by the current economic environment and market pessimism. The largest part of this unrealized loss ($753 or 64%) relates to the Corporation’s ownership of stock in Fifth Third Corporation. The stock price of this issuer has improved since the previous year and even more markedly since the low reported in mid-2009. The positive price change and relatively positive outlook for the equity supports our current conclusion that the decline in value is temporary. Based upon our review of the other issuers, we do not believe these investments to be other-than-temporarily impaired. Management does not intend to sell these securities and it is not more likely than not that we will be required to sell them before their anticipated recovery.
The table below presents a rollforward of the credit losses recognized in earnings for the year ended December 31, 2009:

(Dollar amounts in thousands)
Beginning balance, January 1, 2009	$6,145
Amounts related to credit loss for which other-than-temporary impairment was not previously recognized	5,438
Amounts realized for securities sold during the period	—
Reductions for increase in cash flows expected to be collected that are recognized over the remaining life of the security	—
Increases in the amount related to the credit loss for which other-than-temporary impairment was previously recognized	5,332
Adoption of new accounting guidance on OTTI	(5,556)

Ending balance, December 31, 2009	$11,359

5.	LOANS:
Loans are summarized as follows:

	December 31,
(Dollar amounts in thousands)	2009	2008
Commercial, financial and agricultural	$558,211	$499,636
Real estate — construction	27,231	26,137
Real estate — residential	436,337	424,529
Real estate — commercial	293,331	203,498
Consumer	314,417	302,977
Lease financing	2,313	1,878

Total gross loans	1,631,840	1,458,655
Less: unearned income	(76)	(128)
Allowance for loan losses	(19,437)	(16,280)

Total	$1,612,327	$1,442,247

Loans in the above summary include loans totaling $71.9 million that are subject to the FDIC loss share arrangement (“covered loans”) discussed in footnote 6.

Notes to Consolidated Financial Statements
The Corporation periodically sells residential mortgage loans it originates based on the overall loan demand of the Corporation and the outstanding balances in the residential mortgage portfolio. At December 31, 2009 and 2008, loans held for sale included $3.3 million and $943 thousand, respectively, and are included in the totals on the previous page.
In the normal course of business, the Corporation’s subsidiary banks make loans to directors and executive officers and to their associates. In 2009 the aggregate dollar amount of these loans to directors and executive officers who held office amounted to $43.8 million at the beginning of the year. During 2009, advances of $25.9 million and repayments of $27.7 million were made with respect to related party loans for an aggregate dollar amount outstanding of $42.0 million at December 31, 2009.
Loans serviced for others, which are not reported as assets, total $460.3 million and $353.7 million at year-end 2009 and 2008. Custodial escrow balances maintained in connection with serviced loans were $1.47 million and $1.65 million at year-end 2009 and 2008.
Activity for capitalized mortgage servicing rights (included in other assets) was as follows:

	December 31,
(Dollar amounts in thousands)	2009	2008	2007
Servicing rights:
Beginning of year	$1,604	$1,909	$2,319
Additions	1,294	332	218
Amortized to expense	(864)	(637)	(628)

End of year	$2,034	$1,604	$1,909

Third party valuations are conducted periodically for mortgage servicing rights. Based on these valuations, fair values were approximately $3.0 million and $2.6 million at year end 2009 and 2008. There was no valuation allowance in 2009 or 2008.
Fair value for 2009 was determined using a discount rate of 9%, prepayment speeds ranging from 213% to 700%, depending on the stratification of the specific right. Fair value at year end 2008 was determined using a discount rate of 13%, prepayment speeds ranging from 136% to 960%, depending on the stratification of the specific right. Mortgage servicing rights are amortized over 8 years.
6.	ACQUISITION:
On July 2, 2009, the Bank entered into a purchase and assumption agreement with the Federal Deposit Insurance Corporation (“FDIC”) to assume all of the deposits (excluding brokered deposits) and certain assets of The First National Bank of Danville, a full-service commercial bank headquartered in Danville, Illinois, that had failed and been placed in receivership with the FDIC. The acquisition consisted of assets with a fair value of approximately $151.8 million, including $77.5 million of loans, $24.2 million of investment securities, $31.0 million of cash and cash equivalents, and $146.3 million in liabilities, including $145.7 million of deposits. A customer-related core deposit intangible asset of $4.6 million was also recorded. In addition to the excess of liabilities over assets, the Bank received approximately $14.6 million in cash from the FDIC and entered into a loss-sharing agreement with the FDIC. Under the loss-sharing agreement (“LSA”), the Bank will share in the losses on assets covered under the agreement (referred to as covered assets). On losses up to $29 million, the FDIC has agreed to reimburse the Bank for 80 percent of the losses. On losses exceeding $29 million, the FDIC has agreed to reimburse the Bank for 95 percent of the losses. The loss-sharing agreement is subject to following servicing procedures as specified in the agreement with the FDIC. The expected reimbursements under the loss-sharing agreement were recorded as the indemnification asset at their estimated fair value of $12.1 million on the acquisition date. The loss-sharing asset is measured separately from the loan portfolio because it is not contractually embedded in the loans and is not transferrable should they be disposed of. While the asset was recorded at its estimated fair value at July 2, 2009, it is not practicable to complete a fair value analysis on an ongoing basis. Based upon the acquisition date fair values of the net assets acquired, no goodwill was recorded. The transaction resulted in a gain of $5.1 million, which is included in non-interest income in the December 31, 2009 Consolidated Statement of Operations. Because of the short time period between the July 2, 2009 closing of the transaction and the end of the Corporation’s fiscal year on December 31, 2009, the Corporation continues to analyze its estimates of the fair values of the loans acquired and the indemnification asset recorded. The Corporation expects to finalize its analysis of these assets and, therefore, adjustments to the recorded carrying values may occur. Pro forma income statement information is not disclosed as the acquisition is immaterial to the Corporation. Loans acquired that are subject to the loss-sharing agreement with the FDIC are referred to as covered loans for disclosure purposes.

Notes to Consolidated Financial Statements
FASB ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality, applies to a loan with evidence of deterioration of credit quality since origination, acquired by completion of a transfer for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable. FASB ASC 310-30 prohibits carrying over or creating an allowance for loan losses upon initial recognition. The carrying amount of covered assets at December 31, 2009, consisted of loans accounted for in accordance with FASB ASC 310-30, loans not subject to FASB ASC 310-30 and other assets as shown in the following table:

	ASC	Non-ASC
	310-30	310-30
(Dollar amounts in thousands)	Loans	Loans	Other	Total
Loans	$16,849	$55,025	$—	$71,874
Foreclosed assets	—	—	1,256	1,256

Total covered assets	$16,849	$55,025	$1,256	$73,130

On the acquisition date, the preliminary estimate of the contractually required payments receivable for all SOP 03-3 loans acquired in the acquisition were $31.6 million, the cash flows expected to be collected were $18.4 million including interest, and the estimated fair value of the loans was $16.7 million. These amounts were determined based upon the estimated remaining life of the underlying loans, which include the effects of estimated prepayments. At December 31, 2009, a majority of these loans were valued based on the liquidation value of the underlying collateral, because the expected cash flows are primarily based on the liquidation of underlying collateral and the timing and amount of the cash flows could not be reasonably estimated. There was a $237 thousand allowance for credit losses related to these loans at December 31, 2009. Because of the short time period between the closing of the transaction and December 31, 2009, certain amounts related to the FASB ASC 310-30 loans are preliminary estimates and changes in the carrying amount and accretable yield for these loans from the acquisition date and December 31, 2009 were not material. The Corporation expects to finalize its analysis of these loans and, therefore, adjustments to the estimated amounts may occur.
On the acquisition date, the preliminary estimate of contractually required payments receivable for all non-FASB ASC 310-30 loans acquired in the acquisition was $58.4 million and the estimated fair value of the loans was $60.7 million. The impact to the Corporation from the amortization and accretion of premiums and discounts was immaterial.
7.	ALLOWANCE FOR LOAN LOSSES:
Changes in the allowance for loan losses are summarized as follows:

	December 31,
(Dollar amounts in thousands)	2009	2008	2007
Balance at beginning of year	$16,280	$15,351	$16,169
Provision for loan losses	11,870	7,855	6,580
Recoveries of loans previously charged off	2,948	2,668	2,778
Loans charged off	(11,661)	(9,594)	(10,176)

Balance at End of Year	$19,437	$16,280	$15,351

Impaired loans were as follows:

	December 31,
(Dollar amounts in thousands)	2009	2008
Year-end loans with no allocated allowance for loan losses	$5,344	$—
Year-end loans with allocated allowance for loan losses	19,330	16,959

Total	$24,674	$16,959

Amount of the allowance for loan losses allocated	$5,438	$4,735
Nonperforming loans:
Loans past due over 90 days still on accrual	8,218	3,624
Non-accrual loans	35,953	12,486

Notes to Consolidated Financial Statements
Covered loans included in loans past due over 90 days still on accrual are $4.4 million. Covered loans included in non-accrual loans are $7.5 million. Covered loans of $6.1 million are deemed impaired at December 31, 2009 and have allowance for loan loss allocated to them of $82 thousand. Non-performing loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

(Dollar amounts in thousands)	2009	2008	2007
Average of impaired loans during the year	$21,731	$6,531	$3,505
Interest income recognized during impairment	36	3	11
Cash-basis interest income recognized	19	—	1
8.	PREMISES AND EQUIPMENT:
Premises and equipment are summarized as follows:

	December 31,
(Dollar amounts in thousands)	2009	2008
Land	$7,305	$5,629
Building and leasehold improvements	41,964	38,985
Furniture and equipment	33,520	32,239

	82,789	76,853
Less accumulated depreciation	(47,238)	(44,708)

Total	$35,551	$32,145

Aggregate depreciation expense was $3.25 million, $3.11 million and $3.02 million for 2009, 2008 and 2007, respectively.
9.	GOODWILL AND INTANGIBLE ASSETS:
The Corporation completed its annual impairment testing of goodwill during the second quarter of 2009 and 2008. Management does not believe any amount of goodwill is impaired.
Intangible assets subject to amortization at December 31, 2009 and 2008 are as follows:

	2009		2008
	Gross	Accumulated	Gross	Accumulated
(Dollar amounts in thousands)	Amount	Amortization	Amount	Amortization
Customer list intangible	$3,446	$2,912	$3,446	$2,607
Core deposit intangible	6,546	2,164	2,193	1,520

	$9,992	$5,076	$5,639	$4,127

Aggregate amortization expense was $950 thousand, $425 thousand and $426 thousand for 2009, 2008 and 2007, respectively.
Estimated amortization expense for the next five years is as follows:

In thousands
2010	$1,372
2011	997
2012	739
2013	604
2014	406
10.	DEPOSITS:
Scheduled maturities of time deposits for the next five years are as follows:

2010	$440,293
2011	103,334
2012	126,222
2013	32,628
2014	6,031

Notes to Consolidated Financial Statements
11.	SHORT-TERM BORROWINGS:
A summary of the carrying value of the Corporation’s short-term borrowings at December 31, 2009 and 2008 is presented below:

(Dollar amounts in thousands)	2009	2008
Federal funds purchased	$5,754	$1,111
Repurchase agreements	22,578	19,405
Other short-term borrowings	2,104	984

	$30,436	$21,500

(Dollar amounts in thousands)	2009	2008
Average amount outstanding	$53,930	$37,068
Maximum amount outstanding at a month end	95,568	76,049
Average interest rate during year	1.00%	2.89%
Interest rate at year-end	1.37%	3.23%
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
12.	OTHER BORROWINGS:
Other borrowings at December 31, 2009 and 2008 are summarized as follows:

(Dollar amounts in thousands)	2009	2008
FHLB advances	$326,137	$378,553
City of Terre Haute, Indiana economic development revenue bonds	6,600	6,600

Total	$332,737	$385,153

The aggregate minimum annual retirements of other borrowings are as follows:

2010	$202,250
2011	2,067
2012	20,000
2013	56,000
2014	45,000
Thereafter	7,420

$332,737

The Corporation’s subsidiary banks are members of the Federal Home Loan Bank (FHLB) of Indianapolis and accordingly are permitted to obtain advances. The advances from the FHLB, aggregating $326.1 million at December 31, 2009, and $378.6 million at December 31, 2008, accrue interest, payable monthly, at annual rates, primarily fixed, varying from 3.2% to 6.6% in 2009 and 0.7% to 6.6% in 2008. The advances are due at various dates through August 2017. FHLB advances are, generally, due in full at maturity. They are secured by eligible securities totaling $217.6 million at December 31, 2009, and $284.1 million at December 31, 2008, and a blanket pledge on real estate loan collateral. Based on this collateral and the Corporation’s holdings of FHLB stock, the Corporation is eligible to borrow up to $400.9 million at year end 2009. Certain advances may be prepaid, without penalty, prior to maturity. The FHLB can adjust the interest rate from fixed to variable on certain advances, but those advances may then be prepaid, without penalty.

Notes to Consolidated Financial Statements
The economic development revenue bonds (bonds) require periodic interest payments each year until maturity or redemption. The interest rate, which was 0.27% at December 31, 2009, and 0.80% at December 31, 2008, is determined by a formula which considers rates for comparable bonds and is adjusted periodically. The bonds are collateralized by a first mortgage on the Corporation’s headquarters building. The bonds mature December 1, 2015, but bondholders may periodically require earlier redemption.
The debt agreement for the bonds requires the Corporation to meet certain financial covenants. These covenants require the Corporation to maintain a Tier I capital ratio of at least 6.2% and net income to average assets of 0.6%. At December 31, 2009 and 2008, the Corporation was in compliance with all of its debt covenants.
The Corporation maintains a letter of credit with another financial institution, which could be used to repay the bonds, should they be called. The letter of credit expired November 1, 2009, and was automatically extended for one year. Assuming redemption will be funded by the letter of credit, or by other similar borrowings, there are no anticipated principal maturities of the bonds within the next five years.
13.	INCOME TAXES:
Income tax expense is summarized as follows:

(Dollar amounts in thousands)	2009	2008	2007
Federal:
Currently payable	$10,543	$12,238	$8,250
Deferred	(3,396)	(4,727)	242

	7,147	7,511	8,762

State:
Currently payable	$1,277	712	837
Deferred	(869)	(420)	(215)

	408	292	622

Total	$7,555	$7,803	$9,384

The reconciliation of income tax expense with the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is summarized as follows:

(Dollar amounts in thousands)	2009	2008	2007
Federal income taxes computed at the statutory rate	$10,596	$11,400	$12,238
Add (deduct) tax effect of:
Tax exempt income	(3,521)	(3,505)	(3,263)
State tax, net of federal benefit	265	189	404
Affordable housing credits	—	(30)	(113)
Other, net	215	(251)	118

Total	$7,555	$7,803	$9,384

Notes to Consolidated Financial Statements
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2009 and 2008, are as follows:

(Dollar amounts in thousands)	2009	2008
Deferred tax assets:
Other than temporary impairment	$6,708	$2,440
Net unrealized losses on securities available-for-sale	—	2,735
Net unrealized losses on retirement plans	7,236	5,573
Loan losses provision	7,717	6,473
Deferred compensation	7,118	6,243
Compensated absences	633	625
Post-retirement benefits	1,785	1,715
Other	1,288	1,241

Gross Deferred Assets	32,485	27,045

Deferred tax liabilities:
Net unrealized gains on securities available-for-sale	(2,290)	—
Depreciation	(1,496)	(1,533)
Federal Home Loan Bank stock dividends	(456)	(456)
Mortgage servicing rights	(807)	(637)
Pensions	(2,385)	(2,782)
Deferred gain on acquisition	(2,039)	—
Other	(1,704)	(1,232)

Gross Deferred Liabilities	(11,177)	(6,640)

Net Deferred Tax Assets (Liabilities)	$21,308	$20,405

Unrecognized Tax Benefits — A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Dollar amounts in thousands)	2009	2008	2007
Balance at January 1	$549	$803	$601
Additions based on tax positions related to the current year	111	47	290
Reductions for tax positions of prior years	—	(291)	—
Reductions due to the statute of limitations	—	—	(88)
Settlements	—	(10)	—

Balance at December 31	$660	$549	$803

Of this total, $660 represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in future periods. The Corporation does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next 12 months.
The total amount of interest and penalties recorded in the income statement for the years ended December 31, 2009, 2008 and 2007 was an expense increase of $9 and a reduction of $48 and $30, respectively. The amount accrued for interest and penalties at December 31, 2009, 2008 and 2007 was $73, $64 and $112, respectively.
The Corporation and its subsidiaries are subject to U.S. federal income tax as well as income tax of the states of Indiana and Illinois. The Corporation is no longer subject to examination by taxing authorities for years before 2006.

Notes to Consolidated Financial Statements
14.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:
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
Commitment and contingent liabilities are summarized as follows at December 31:

(Dollar amounts in thousands)	2009	2008
Home equity	$43,385	$44,346
Credit card lines	—	47,635
Commercial operating lines	206,294	142,781
Other commitments	40,480	67,379

	$290,159	$302,141

Commercial letters of credit	$15,791	$16,230
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
Derivatives: The Corporation enters into derivative instruments for the benefit of its customers. At the inception of a derivative contract, the Corporation designates the derivative as an instrument with no hedging designation (“stand-alone derivative”). Changes in the fair value of derivatives are reported currently in earnings as non-interest income. Net cash settlements on derivatives that do not qualify for hedge accounting are reported in non-interest income.
First Financial Bank offers clients the ability on certain transactions to enter into interest rate swaps. Typically, these are pay fixed, receive floating swaps used in conjunction with commercial loans. These derivative contracts do not qualify for hedge accounting. The Bank hedges the exposure to these contracts by entering into offsetting contracts with substantially matching terms. At December 31, 2009, the notional amount of these interest rate swaps was $32.6 million. The fair value of these contracts combined was zero, as gains offset losses. The gross gain and loss associated with these interest rate swaps at December 31, 2009 is $889 thousand. Derivatives were not recorded in 2008 as they were not material to the Corporation.
15.	RETIREMENT PLANS:
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
Assets in the ESOP are considered in calculating the funding to the defined benefit plan required to provide such benefits. Any shortfall of benefits under the ESOP are to be provided by the defined benefit plan. The ESOP may provide benefits beyond those determined under the defined benefit plan. Contributions to the ESOP are determined by the Corporation’s Board of Directors. The Corporation made contributions to the defined benefit plan of $1.20 million, $1.73 million and $1.02 million in 2009, 2008 and 2007. The Corporation contributed $971 thousand, $1.28 million and $1.24 million to the ESOP in 2009, 2008 and 2007.
The Corporation uses a measurement date of December 31, 2009.

Notes to Consolidated Financial Statements
Net periodic benefit cost and other amounts recognized in other comprehensive income included the following components:

(Dollar amounts in thousands)	2009	2008	2007
Service cost — benefits earned	$3,100	$3,031	$3,073
Interest cost on projected benefit obligation	3,296	2,908	2,773
Expected return on plan assets	(3,857)	(3,292)	(3,644)
Net amortization and deferral	625	711	444

Net periodic pension cost	$3,164	$3,358	$2,646

Net loss (gain) during the period	$4,762	$—	$3,422
Amortization of prior service cost	29	18	18
Amortization of unrecognized gain (loss)	(353)	(729)	(462)

Total recognized in other comprehensive income (loss)	$4,438	$(711)	$2,978

Total recognized net periodic pension cost and other comprehensive income	$7,602	$2,647	$5,624

The estimated net loss and prior service costs for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $982 thousand and $(18) thousand.
The information below sets forth the change in projected benefit obligation, reconciliation of plan assets, and the funded status of the Corporation’s retirement program. Actuarial present value of benefits is based on service to date and present pay levels.

(Dollar amounts in thousands)	2009	2008
Change in benefit obligation:
Benefit obligation at January 1	$56,476	$49,444
Service cost	3,100	3,031
Interest cost	3,296	2,908
Actuarial (gain) loss	(4,672)	6,217
Benefits paid	(2,286)	(5,124)

Benefit obligation at December 31	55,914	56,476

Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	47,892	40,803
Actual return on plan assets	(5,578)	9,208
Employer contributions	2,171	3,005
Benefits paid	(2,286)	(5,124)

Fair value of plan assets at December 31	42,199	47,892

Funded status at December 31 (plan assets less benefit obligations)	$(13,715)	$(8,584)

Amounts recognized in accumulated other comprehensive income at December 31, 2009 and 2008 consist of:

(Dollar amounts in thousands)	2009	2008
Net loss (gain)	$17,994	$13,585
Prior service cost (credit)	(74)	(103)

	$17,920	$13,482

Notes to Consolidated Financial Statements
The accumulated benefit obligation for the defined benefit pension plan was $45,964 and $47,537 at year-end 2009 and 2008.

	2009	2008
Principal assumptions used:
Discount rate	5.96%	5.87%
Rate of increase in compensation levels	3.75	3.75
Expected long-term rate of return on plan assets	8.00	8.00
The expected long-term rate of return was estimated using market benchmarks for equities and bonds applied to the plan’s target asset allocation. Management estimated the rate by which plan assets would perform based on historical experience as adjusted for changes in asset allocations and expectations for future return on equities as compared to past periods.
Plan Assets — The Corporation’s pension plan weighted-average asset allocation for the years 2009 and 2008 by asset category are as follows:

			Pension Plan		ESOP
	Pension Plan	ESOP	Percentage of Plan		Percentage of Plan
	Target Allocation	Target Allocation	Assets at December 31,		Assets at December 31,
Asset Category	2010	2009	2009	2008	2009	2008
Equity securities	40-65%	99-100%	57%	54%	100%	100%
Debt securities	40-60	0-0	35	40	0	0
Other	0	0-0	8	6	0	0

Total			100%	100%	100%	100%

Fair Value of Plan Assets — Fair value is the exchange price that would be received for an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. It also establishes a fair value hierarchy which requires an entity to maximize the use of of observable inputs and minimize the use of unobservable inputs when measuring fair value.
The Corporation used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:
Equity, Debt, Investment Funds and Other Securities — The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted price are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).
The fair value of the plan assets at December 31, 2009, by asset category, is as follows:

		Fair Value Measurements at
		December 31, 2009 Using:
		Quoted
		Prices in
		Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Carrying	Assets	Inputs	Inputs
(Dollar amounts in thousands)	Value	(Level 1)	(Level 2)	(Level 3)
Plan assets
Equity securities	$32,583	$32,583	$—	$—
Debt securities	8,133	—	8,133	—
Investment funds	1,483	1,483	—	—

Total plan assets	$42,199	$34,066	$8,133	$—

Notes to Consolidated Financial Statements
The investment objective for the retirement program is to maximize total return without exposure to undue risk. Asset allocation favors equities, with a target allocation of approximately 88%. This target includes the Corporation’s ESOP, which is 100% invested in corporate stock. Other investment allocations include fixed income securities and cash.
The plan is prohibited from investing in the following: private placement equity and debt transactions; letter stock and uncovered options; short-sale margin transactions and other specialized investment activity; and fixed income or interest rate futures. All other investments not prohibited by the plan are permitted.
Equity securities include First Financial Corporation common stock in the amount of $25.3 million (60 percent of total plan assets) and $33.7 million (70 percent of total plan assets) at December 31, 2009 and 2008, respectively.
Contributions — The Corporation expects to contribute $1.6 million to its pension plan and $1.2 million to its ESOP in 2010.
Estimated Future Payments — The following benefit payments, which reflect expected future service, are expected:

Pension Benefits
(Dollar amounts in thousands)
2010	$888
2011	995
2012	1,227
2013	1,277
2014	1,627
2015—2019	11,668
Supplemental Executive Retirement Plan — The Corporation has established a Supplemental Executive Retirement Plan (SERP) for certain executive officers. The provisions of the SERP allow the Plan’s participants who are also participants in the Corporation’s defined benefit pension plan to receive supplemental retirement benefits to help recompense for benefits lost due to imposition of IRS limitations on benefits under the Corporation’s tax qualified defined benefit pension plan. Expenses related to the plan were $196 thousand in 2009 and $208 thousand in 2008. The plan is unfunded and has a measurement date of December 31. The amounts recognized in other comprehensive income in the current year are as follows:

(Dollar amounts in thousands)	2009	2008	2007
Net loss (gain) during the period	$—	$—	$(179)
Amortization of prior service cost	(74)	(74)	(74)
Amortization of unrecognized gain (loss)	(37)	5	17

Total recognized in other comprehensive income (loss)	$(111)	$(69)	$(236)

The Corporation has $1.2 million and $1.1 million recognized in the balance sheet as a liability at December 31, 2009 and 2008. Amounts in accumulated other comprehensive income consist of $146 thousand net gain and $148 thousand in prior service cost at December 31, 2009 and $109 thousand net gain and $222 thousand in prior service cost at December 31, 2008. The estimated gain and prior service costs for the SERP that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $80 thousand and $74 thousand.
Estimated Future Payments — The following benefit payments, which reflect expected future service, are expected:

SERP Benefits
(Dollar amounts in thousands)
2010	$—
2011	—
2012	146
2013	144
2014	142
2015—2019	679

Notes to Consolidated Financial Statements
The Corporation also provides medical benefits to its employees subsequent to their retirement. The Corporation uses a measurement date of December 31, 2009. Accrued post-retirement benefits as of December 31, 2009 and 2008 are as follows:

	December 31,
(Dollar amounts in thousands)	2009	2008
Change in benefit obligation:
Benefit obligation at January 1	$4,248	$4,058
Service cost	109	125
Interest cost	240	238
Plan participants’ contributions	26	19
Actuarial (gain) loss	16	—
Benefits paid	(214)	(192)

Benefit obligation at December 31	$4,425	$4,248

Funded status at December 31	$4,425	$4,248

Amounts recognized in accumulated other comprehensive income consist of a net loss of $410 thousand and $241 thousand in transition obligation at December 31, 2009 and $520 thousand net loss and $301 thousand in transition obligation at December 31, 2008. The post-retirement benefits paid in 2009 and 2008 of $214 thousand and $192 thousand, respectively, were fully funded by company and participant contributions.
The estimated net gain and transition obligation for the post-retirement benefit plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $153 thousand and $60 thousand.
Weighted-average assumptions as of December 31:

	December 31,
	2009	2008
Discount rate	5.25%	6.00%
Initial weighted health care cost trend rate	7.50	8.50
Ultimate health care cost trend rate	5.00	5.00
Year in which the rate is assumed to	2013	2016
stabilize and remain unchanged
Post-retirement health benefit expense included the following components:

	Years Ended December 31,
(Dollar amounts in thousands)	2009	2008	2007
Service cost	$70	$125	$118
Interest cost	240	238	310
Amortization of transition obligation	60	60	60
Recognized actuarial loss	—	11	172

Net periodic benefit cost	$370	$434	$660

Net loss (gain) during the period	$—	$—	$(1,506)
Amortization of prior service cost	(60)	(60)	(60)
Amortization of unrecognized gain (loss)	(110)	(11)	(172)

Total recognized in other comprehensive income (loss)	$(170)	$(71)	$(1,738)

Total recognized net periodic benefit cost and other comprehensive income	$200	$363	$(1,078)

Notes to Consolidated Financial Statements
Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

	1% Point	1% Point
(Dollar amounts in thousands)	Increase	Decrease
Effect on total of service and interest cost components	$10	$(8)
Effect on post-retirement benefit obligation	83	(75)
Contributions — The Corporation expects to contribute $185 thousand to its other post-retirement benefit plan in 2010.
Estimated Future Payments — The following benefit payments, which reflect expected future service, are expected:

Post-Retirement Medical Benefits
(Dollar amounts in thousands)
2010	$267
2011	275
2012	289
2013	290
2014	297
2015—2019	1,614

16.	OTHER COMPREHENSIVE INCOME (LOSS):
Other comprehensive income (loss) components and related taxes were as follows:

	December 31,
(Dollar amounts in thousands)	2009	2008	2007
Unrealized holding gains and (losses) on securities available-for-sale	$9,950	$(19,580)	$2,063
Change in unrealized gains (losses) on securities available-for-sale for which a portion of OTTI has been recognized in earnings	(2,599)	—	—
Reclassification adjustments for (gains) and losses later recognized in income	10,765	5,787	(211)
Reclassification adjustment for prior OTTI charges	(5,555)	—	—

Net unrealized gains and (losses)	12,561	(13,793)	1,852
Tax effect	(5,025)	5,517	(742)

Other comprehensive income (loss)	$7,536	$(8,276)	$1,110

Unrecognized gains and (losses) on benefit plans	$(4,762)	$—	$(1,737)
Amortization of prior service cost included in net periodic pension cost	105	116	116
Amortization of unrecognized gains (losses) included in net periodic pension cost	500	735	617

Benefit plans, net	(4,157)	851	(1,004)
Tax effect	1,663	(340)	207

Other comprehensive income (loss)	$(2,494)	$511	$(797)

The following is a summary of the accumulated other comprehensive income balances, net of tax:

	Balance	Current	Balance
	at	Period	at
(Dollar amounts in thousands)	12/31/08	Change	12/31/09
Unrealized gains (losses) on securities available-for-sale	$(4,102)	$7,536	$3,434
Unrealized loss on benefit plans	(8,844)	(2,494)	(11,338)

Total	$(12,946)	$5,042	$(7,904)

Notes to Consolidated Financial Statements

17.	REGULATORY MATTERS:
The Corporation and its bank affiliates are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Corporation’s financial statements.
Further, the Corporation’s primary source of funds to pay dividends to shareholders is dividends from its subsidiary banks and compliance with these capital requirements can affect the ability of the Corporation and its banking affiliates to pay dividends. At December 31, 2009, approximately $24.6 million of undistributed earnings of the subsidiary banks, included in consolidated retained earnings, were available for distribution to the Corporation without regulatory approval.
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
Quantitative measures established by regulation to ensure capital adequacy require the Corporation and Banks to maintain minimum amounts and ratios of Total and Tier I Capital to risk-weighted assets, and of Tier I Capital to average assets. Management believes, as of December 31, 2009 and 2008, that the Corporation meets all capital adequacy requirements to which it is subject.
As of December 31, 2009, the most recent notification from the respective regulatory agencies categorized the subsidiary banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the banks must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the banks’ category.
The following table presents the actual and required capital amounts and related ratios for the Corporation and First Financial Bank, N.A., at year end 2009 and 2008.

					To Be Well Capitalized
			For Capital		Under Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
(Dollar amounts in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk-based capital
Corporation — 2009	$321,604	16.44%	$156,502	8.00%	N/A	N/A
Corporation — 2008	307,297	17.32%	141,978	8.00%	N/A	N/A
First Financial Bank — 2009	305,100	16.09%	151,688	8.00%	189,611	10.00%
First Financial Bank — 2008	293,165	17.11%	137,067	8.00%	171,334	10.00%

Tier I risk-based capital
Corporation — 2009	$302,167	15.45%	$78,251	4.00%	N/A	N/A
Corporation — 2008	291,017	16.40%	70,989	4.00%	N/A	N/A
First Financial Bank — 2009	288,791	15.23%	75,844	4.00%	113,766	6.00%
First Financial Bank — 2008	280,015	16.34%	68,534	4.00%	102,801	6.00%

Tier I leverage capital
Corporation — 2009	$302,167	12.01%	$100,630	4.00%	N/A	N/A
Corporation — 2008	291,017	12.72%	91,530	4.00%	N/A	N/A
First Financial Bank — 2009	288,791	11.86%	97,393	4.00%	121,742	5.00%
First Financial Bank — 2008	280,015	12.64%	88,586	4.00%	110,733	5.00%

Notes to Consolidated Financial Statements

18.	PARENT COMPANY CONDENSED FINANCIAL STATEMENTS:
The parent company’s condensed balance sheets as of December 31, 2009 and 2008, and the related condensed statements of income and cash flows for each of the three years in the period ended December 31, 2009, are as follows:
CONDENSED BALANCE SHEETS

	December 31,
(Dollar amounts in thousands)	2009	2008
ASSETS
Cash deposits in affiliated banks	$9,005	$7,150
Investments in subsidiaries	305,380	286,525
Land and headquarters building, net	5,349	5,562
Other	6,710	7,180

Total Assets	$326,444	$306,417

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Borrowings (including $1.0 and $3.4 million from subsidiary)	$7,636	$7,636
Dividends payable	5,908	5,902
Other liabilities	6,417	6,035

Total Liabilities	19,961	19,573

Shareholders’ equity	306,483	286,844

Total Liabilities and Shareholders’ Equity	$326,444	$306,417

CONDENSED STATEMENTS OF INCOME

	Years Ended December 31,
(Dollar amounts in thousands)	2009	2008	2007
Dividends from subsidiaries	$14,300	$14,836	$16,500
Other income	816	1,010	1,026
Interest on borrowings	(121)	(362)	(655)
Other operating expenses	(3,462)	(3,342)	(3,343)

Income before income taxes and equity in undistributed earnings of subsidiaries	11,533	12,142	13,528
Income tax benefit	1,092	1,124	1,230

Income before equity in undistributed earnings of subsidiaries	12,625	13,266	14,758
Equity in undistributed earnings of subsidiaries	10,095	11,503	10,822

Net income	$22,720	$24,769	$25,580

Notes to Consolidated Financial Statements
CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(Dollar amounts in thousands)	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$22,720	$24,769	$25,580
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for depreciation and amortization	250	263	260
Equity in undistributed earnings	(10,095)	(11,503)	(10,822)
Contribution of shares to ESOP	971	1,277	1,242
Increase (decrease) in other liabilities	(167)	638	239
(Increase) decrease in other assets	638	1,010	(41)

Net Cash From Operating Activities	14,317	16,454	16,458

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investment securities	(19)	(928)	—
Purchase of furniture and fixtures	(21)	(4)	(8)

Net Cash From Investing Activities	(40)	(932)	(8)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on borrowings	—	(2,400)	(600)
Purchase of treasury stock	(616)	(1,464)	(5,167)
Dividends paid	(11,806)	(11,548)	(11,373)

Net Cash From Financing Activities	(12,422)	(15,412)	(17,140)

Net (Decrease) Increase in Cash	1,855	110	(690)
Cash, Beginning of Year	7,150	7,040	7,730

Cash, End of Year	$9,005	$7,150	$7,040

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$124	$358	$657

Income taxes	$13,485	$11,657	$8,494

19.	SELECTED QUARTERLY DATA (UNAUDITED):

	2009
			Net	Provision
	Interest	Interest	Interest	for Loan	Net	Net Income
(Dollar amounts in thousands)	Income	Expense	Income	Losses	Income	Per Share
March 31	$31,186	$10,723	$20,463	$2,830	$4,530	$.35
June 30	$30,658	$10,082	$20,576	$2,860	$4,621	$.35
September 30	$32,224	$9,357	$22,867	$3,690	$7,719	$.59
December 31	$32,187	$9,099	$23,088	$2,490	$5,850	$.45

	2008
			Net	Provision
	Interest	Interest	Interest	for Loan	Net	Net Income
(Dollar amounts in thousands)	Income	Expense	Income	Losses	Income	Per Share
March 31	$34,287	$15,331	$18,956	$1,925	$6,950	$.53
June 30	$33,271	$13,311	$19,960	$1,735	$7,143	$.55
September 30	$33,374	$12,270	$21,104	$2,215	$3,502	$.27
December 31	$33,022	$11,578	$21,444	$1,980	$7,174	$.55

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of First Financial Corporation:
We have audited the accompanying consolidated balance sheets of First Financial Corporation as of December 31, 2009 and 2008 and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. We also have audited First Financial Corporation’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). First Financial Corporation’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the company’s internal control over financial reporting based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Financial Corporation as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion First Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control —Integrated Framework issued by the COSO.
/s/ Crowe Horwath LLP
Indianapolis,
Indiana March 12, 2010

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
Management assessed the Corporation’s system of internal control over financial reporting as of December 31, 2009, in relation to criteria for effective internal control over financial reporting as described in “Internal Control—Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2009, its system of internal control over financial reporting is effective and meets the criteria of the “Internal Control—Integrated Framework.”
Crowe Horwath LLP, independent registered public accounting firm, has issued a report dated March 12, 2010 on the Corporation’s internal control over financial reporting.
Management’s Discussion and Analysis
Management’s discussion and analysis reviews the financial condition of First Financial Corporation at December 31, 2009 and 2008, and the results of its operations for the three years ended December 31, 2009. Where appropriate, factors that may affect future financial performance are also discussed. The discussion should be read in conjunction with the accompanying consolidated financial statements, related footnotes and selected financial data.
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

Management’s Discussion and Analysis
First Financial Corporation (the Corporation) is a financial services company. The Corporation, which is headquartered in Terre Haute, Ind., offers a wide variety of financial services including commercial, mortgage and consumer lending, lease financing, trust account services and depositor services through its three subsidiaries. At the close of business in 2009 the Corporation and its subsidiaries had 830 full-time equivalent employees.
First Financial Bank is the largest bank in Vigo County, Ind. It operates 13 full-service banking branches within the county; five in Clay County, Ind.; one in Greene County, Ind.; three in Knox County, Ind.; five in Parke County, Ind.; one in Putnam County, Ind., five in Sullivan County, Ind.; four in Vermillion County, Ind.; one in Clark County, Ill.; one in Coles County, Ill.; three in Crawford County, Ill.; one in Jasper County, Ill.; two in Lawrence County, Ill.; two in Richland County, Ill.; six in Vermilion County, Ill.; and one in Wayne County, Ill. In addition to its branches, it has a main office in downtown Terre Haute and a 50,000-square-foot commercial building on South Third Street in Terre Haute, which serves as the Corporation’s operations center and provides additional office space. Morris Plan has one office and is located in Vigo County.
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
Forrest Sherer Inc. is a premier regional supplier of insurance, surety and other financial products. The Forrest Sherer brand is well recognized in the Midwest, with more than 57 professionals and over 88 years of successful service to both businesses and households in their market area. The agency has representation agreements with more than 40 regional and national insurers to market their products of property and casualty insurance, surety bonds, employee benefit plans, life insurance and annuities.
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

Results of Operations — Summary for 2009
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
Net income for 2009 was $22.7 million, or $1.73 per share. This represents an 8.3% decrease in net income and an 8.5% decrease in earnings per share, compared to 2008. Return on assets at December 31, 2009 decreased 12.8% to 0.95% compared to 1.09% at December 31, 2008.
NET INTEREST INCOME
The principal source of the Corporation’s earnings is net interest income, which represents the difference between interest earned on loans and investments and the interest cost associated with deposits and other sources of funding.
Net interest income was increased in 2009 to $87.0 million compared to $81.5 million in 2008. Total average interest-earning assets grew to $2.24 billion in 2009 from $2.14 billion in 2008. The tax-equivalent yield on these assets decreased to 5.88% in 2009 from 6.51% in 2008. Total average interest-bearing liabilities increased to $1.77 billion in 2009 from $1.71 billion in 2008. The average cost of these interest-bearing liabilities decreased to 2.22% in 2009 from 3.06% in 2008.
The net interest margin increased from 4.06% in 2008 to 4.13% in 2009. This increase is primarily the result of the decreased costs of funding provided by interest-bearing liabilities. Earning asset yields decreased 63 basis points while the rate on interest-bearing liabilities decreased by 84 basis points.
The following table sets forth the components of net interest income due to changes in volume and rate. The table information compares 2009 to 2008 and 2008 to 2007.

	2009 Compared to 2008				2008 Compared to 2007
	Increase (Decrease) Due to				Increase (Decrease) Due to
			Volume/				Volume/
(Dollar amounts in thousands)	Volume	Rate	Rate	Total	Volume	Rate	Rate	Total
Interest earned on interest-earning assets:
Loans (1) (2)	$7,709	$(11,526)	$(884)	$(4,701)	$3,218	$(8,261)	$(251)	$(5,294)
Taxable investment securities	(154)	(2,408)	15	(2,547)	2,172	(379)	(35)	1,758
Tax-exempt investment securities (2)	256	(278)	(5)	(27)	(244)	79	(1)	(166)
Federal funds sold	(352)	(455)	315	(492)	259	(389)	(131)	(261)

Total interest income	$7,459	$(14,667)	$(559)	$(7,767)	$5,405	$(8,950)	$(418)	$(3,963)

Interest paid on interest-bearing liabilities:
Transaction accounts	306	(6,679)	(212)	(6,585)	1,470	(3,981)	(463)	(2,974)
Time deposits	1,188	(5,418)	(279)	(4,509)	(1,013)	(5,468)	189	(6,292)
Short-term borrowings	469	(692)	(304)	(527)	261	(692)	(112)	(543)
Other borrowings	(749)	(835)	33	(1,551)	555	(1,189)	(34)	(668)

Total interest expense	1,214	(13,624)	(762)	(13,172)	1,273	(11,330)	(420)	(10,477)

Net interest income	$6,245	$(1,043)	$203	$5,405	$4,132	$2,380	$2	$6,514

(1)	For purposes of these computations, nonaccruing loans are included in the daily average loan amounts outstanding.

(2)	Interest income includes the effect of tax equivalent adjustments using a federal tax rate of 35%.

Results of Operations — Summary for 2009
PROVISION FOR LOAN LOSSES
The provision for loan losses charged to expense is based upon credit loss experience and the results of a detailed analysis estimating an appropriate and adequate allowance for loan losses. The analysis includes the evaluation of impaired loans as prescribed under Accounting Standards Codification (ASC 310), pooled loans as prescribed under ASC 450-10, and economic and other risk factors as outlined in various Joint Interagency Statements issued by the bank regulatory agencies. For the year ended December 31, 2009, the provision for loan losses was $11.9 million, an increase of $4 million, or 51.1%, compared to 2008. The increase was the result of several components related to the analysis of the Corporation’s Allowance for Loan and Lease Losses, including increasing nonperforming and impaired loan trends.
Net charge-offs for 2009 were $8.7 million as compared to $6.9 million for 2008 and $7.4 million for 2007. Non-accrual loans increased 187.9% to $36.0 million at December 31, 2009 from $12.5 million at December 31, 2008.
NON-INTEREST INCOME
Non-interest income of $28.5 million increased $3.1 million from the $25.4 million earned in 2008. This increase was highlighted by the gain on bargain purchase of $5.1 million, the gain on sale of the credit card portfolio of $2.5 million and the gain on sale of mortgage loans of $2.3 million that were offset by the increase in losses recorded for other-than-temporarily impaired securities of $5.0 million.
NON-INTEREST EXPENSES
Non-interest expenses increased to $73.4 million for 2009 from $66.4 million for 2008. Of this $7.0 million increase, 45% was due to the higher cost of FDIC insurance, which increased $3.1 million. Salaries and employee benefits increased 2.4% or $972 thousand, while occupancy and equipment expenses increased $432 thousand or 5.0%. Other expenses increased $2.5 million, with much of the increase related to loan collection costs, core deposit intangible amortization and expenses associated with the acquisition of The First National Bank of Danville from the FDIC.
INCOME TAXES
The Corporation’s federal income tax provision was $7.6 million in 2009 compared to a provision of $7.8 million in 2008. The overall effective tax rate in 2009 of 25.0% compares to a 2008 effective rate of 24.0%.
COMPARISON OF 2008 TO 2007
Net income for 2008 was $24.8 million or $1.89 per share compared to $25.6 million in 2007 or $1.94 per share. This reduction in net income was the result of other-than-temporary impairment of a security that reduced income $5.8 million before taxes.
Net interest income increased $6.7 million in 2008 compared to 2007 as total average interest-earning assets increased $85.4 million and the tax-equivalent net interest margin increased to 4.06% in 2008 from 3.92% in 2007. This increase was primarily the result of the cost of funding declining at a faster pace than the decline in the earnings on earning assets.
The provision for loan losses increased $1.3 million from $6.6 million in 2007 to $7.9 million in 2008, and net charge-offs decreased $472 thousand from $7.4 million in 2007 to $6.9 million in 2008. Net non-interest income and expense increased $7.8 million from 2007 to 2008. Non-interest expenses increased $1.7 million while non-interest income decreased $6.1 million. The decrease in non-interest income resulted primarily from other-than-temporary impairment of a security that reduced income $5.8 million before taxes in 2008.
The provision for income taxes fell $1.6 million from 2007 to 2008 and the effective tax rate dropped from 26.8% in 2007 to 24.0% in 2008.
The Corporation’s total assets increased 3.2% or $71.1 million at December 31, 2008, from a year earlier. Available-for-sale securities increased $38.9 million at December 31, 2008, from the previous year. Loans, net of unearned income, increased by $29.5 million to $1.46 billion. Deposits increased by $33.8 million while borrowings increased by $38.0 million.

Financial Condition — Summary
The Corporation’s total assets increased 9.4% or $216.1 million at December 31, 2009, from a year earlier. Available-for-sale securities decreased $9.7 million at December 31, 2009, from the previous year. Loans, net of unearned income, increased by $160.4 million, to $1.63 billion. Deposits increased $226.2 million while borrowings decreased by $43.5 million.
Total shareholders’ equity increased $19.6 million to $306.5 million at December 31, 2009. Net income was partially offset by higher dividends and the continued repurchase of corporate stock. The Corporation decreased purchases of treasury stock in 2009, acquiring 22,000 shares at a cost of $616 thousand compared to 52,744 shares during 2008 at a cost of $1.5 million. There were also 35,000 shares from the treasury with a value of $971 thousand that were contributed to the ESOP plan. Increases in the fair values of certain investment securities increased other comprehensive income as the Corporation recorded a net unrealized gain on available-for-sale securities of $10.9 million. Other comprehensive income also included a decrease of $2.5 million related to the change in the unrealized gain on post-retirement benefits in accordance with ASC 715.
Following is an analysis of the components of the Corporation’s balance sheet.
SECURITIES
The Corporation’s investment strategy seeks to maximize income from the investment portfolio while using it as a risk management tool and ensuring safety of principal and capital. During 2009 the portfolio’s balance decreased by 1.62%. The average life of the portfolio declined from 3.84 years in 2008 to 4.4 years in 2009. The portfolio structure will continue to provide cash flows to be reinvested during 2010.
Year-end securities maturity schedules were comprised of the following:

	1 Year and Less		1 to 5 Years		5 to 10 Years		Over 10 Years		2009
(Dollar amounts in thousands)	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate	Total
U.S. government sponsored entity mortgage-backed securities and agencies(1)	$2,062	0.61%	$31,339	4.20%	$88,652	4.53%	$182,446	5.21%	$304,499
Collateralized mortgage obligations(1)	—	—	—	—	27	9.80	119,537	4.70	119,564
States and political subdivisions	7,060	7.10	37,980	7.52	44,066	6.54	59,627	6.48	148,733
Corporate obligations	—	—	7,072	5.60	—	—	1,416	4.51	8,488

Total	9,122	5.63	76,391	5.98	132,745	5.20	363,026	5.25	581,284

Equities	—	—	—	—	—	—	5,962	—	5,962

TOTAL	$9,122		$76,391		$132,745		$368,988		$587,246

(1)	Distribution of maturities is based on the estimated average life of the asset.

	1 Year and Less		1 to 5 Years		5 to 10 Years		Over 10 Years		2008
(Dollar amounts in thousands)	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate	Total
U.S. government sponsored entity mortgage-backed securities and agencies(1)	$937	4.34%	$28,467	4.32%	$88,761	4.69%	$247,466	5.54%	$365,631
Collateralized mortgage obligations(1)	—	—	—	—	8	11.37	70,219	6.15	70,227
States and political subdivisions	13,154	6.85	37,134	7.51	40,515	6.83	53,038	6.27	143,841
Corporate obligations	—	—	6,394	5.60	—	—	4,239	7.74	10,633

Total	14,091	6.68	71,995	7.29	129,284	5.77	374,962	5.40	590,332

Equities	—	—	—	—	—	—	6,583	—	6,583

TOTAL	$14,091		$71,995		$129,284		$381,545		$596,915

(1)	Distribution of maturities is based on the estimated average life of the asset.

Financial Condition — Summary
LOAN PORTFOLIO
Loans outstanding by major category as of December 31 for each of the last five years and the maturities at year-end 2009 are set forth in the following analyses.

(Dollar amounts in thousands)	2009	2008	2007	2006	2005
Loan Category

Commercial, financial and agricultural	$558,211	$499,636	$461,086	$407,995	$382,214
Real estate — construction	27,231	26,137	29,637	33,336	31,918
Real estate — mortgage	729,668	628,027	673,355	691,989	707,008
Consumer	314,417	302,977	262,858	257,065	272,062
Lease financing	2,313	1,878	2,275	2,604	2,845

Total	$1,631,840	$1,458,655	$1,429,211	$1,392,989	$1,396,047

Credit card loans held-for-sale	$—	$12,800	$14,068	$—	$—

		After One
	Within	But Within	After Five
(Dollar amounts in thousands)	One Year	Five Years	Years	Total
Maturity Distribution

Commercial, financial and agricultural	$232,432	$284,887	$40,892	$558,211
Real estate — construction	4,445	13,193	9,593	27,231

Total	$236,877	$298,080	$50,485	585,442

Real estate — mortgage				729,668
Consumer				314,417
Lease financing				2,313

Total				$1,631,840

Loans maturing after one year with:
Fixed interest rates		$102,866	$37,158
Variable interest rates		195,214	13,327

Total		$298,080	$50,485

Financial Condition — Summary
ALLOWANCE FOR LOAN LOSSES
The activity in the Corporation’s allowance for loan losses is shown in the following analysis:

(Dollar amounts in thousands)	2009	2008	2007	2006	2005
Amount of loans outstanding at December 31,	$1,631,840	$1,458,655	$1,429,211	$1,392,989	$1,396,047

Average amount of loans by year	$1,563,274	$1,451,911	$1,409,051	$1,384,138	$1,441,247

Allowance for loan losses at beginning of year
Addition resulting from acquisition	$16,280	$15,351	$16,169	$16,042	$19,918
Loans charged off:
Commercial, financial and agricultural	2,997	2,406	3,433	2,066	6,093
Real estate — mortgage	1,881	1,274	1,026	1,617	2,590
Installment	6,783	5,914	5,712	6,826	8,809
Leasing	—	—	5	—	—

Total loans charged off	11,661	9,594	10,176	10,509	17,492

Recoveries of loans previously charged off:
Commercial, financial and agricultural	574	704	389	1,262	284
Real estate — mortgage	523	101	139	187	343
Installment	1,851	1,863	2,250	2,204	1,291
Leasing	—	—	—	—	—

Total recoveries	2,948	2,668	2,778	3,653	1,918

Net loans charged off	8,713	6,926	7,398	6,856	15,574
Provision charged to expense	11,870	7,855	6,580	6,983	11,698

Balance at end of year	$19,437	$16,280	$15,351	$16,169	$16,042

Ratio of net charge-offs during period to average loans outstanding	.56%	.48%	.53%	.50%	1.08%

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
Included in the $1.6 billion of loans outstanding at December 31, 2009 are $67.7 million of covered loans. Covered loans charged off since acquisition are $84 thousand of commercial, financial and agricultural loans; $115 thousand of real estate and mortgage loans; and $22 thousand of installment loans. There have been no recoveries on these charged-off loans.
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

Financial Condition — Summary

	Years Ended December 31,
(Dollar amounts in thousands)	2009	2008	2007	2006	2005
Commercial, financial and agricultural	$12,634	$10,181	$10,090	$9,043	$8,148
Real estate — mortgage	1,599	1,517	1,245	1,364	867
Consumer	5,204	4,582	4,016	5,762	7,027

Total Allowance for Loan Losses	$19,437	$16,280	$15,351	$16,169	$16,042

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

(Dollar amounts in thousands)	2009	2008	2007	2006	2005
Non-accrual loans	$35,953	$12,486	$7,971	$9,893	$8,464
Restructured loans	90	98	50	52	57
Accruing loans past due over 90 days	8,218	3,624	4,462	4,691	6,354

	$44,261	$16,208	$12,483	$14,636	$14,875

The ratio of the allowance for loan losses as a percentage of nonperforming loans was 44% at December 31, 2009, compared to 100% in 2008. The ratio of nonperforming loans excluding covered loans was 60% at December 31, 2009. The following loan categories comprise significant components of the nonperforming loans at December 31, 2009 and 2008:

(Dollar amounts in thousands)	2009 Covered Loans		2009		2008
Non-accrual loans:
1-4 family residential	$168	2%	$2,917	8%	$1,835	14%
Commercial loans	7,396	98	30,961	86	9,210	74
Consumer loans	—	—	2,075	6	1,441	12

	$7,524	100%	$35,953	100%	$12,486	100%

Past due 90 days or more:
1-4 family residential	$292	7%	$1,837	22%	$1,495	41%
Commercial loans	4,113	93	5,937	72	1,582	44
Consumer loans	2	—	444	6	547	15

	$4,407	100%	$8,218	100%	$3,624	100%

Management considers the present allowance to be appropriate and adequate to cover losses inherent in the loan portfolio based on the current economic environment. However, future economic changes cannot be predicted. Deteriorating economic conditions could result in an increase in the risk characteristics of the loan portfolio and an increase in the potential for loan losses.

Financial Condition — Summary
DEPOSITS
The information below presents the average amount of deposits and rates paid on those deposits for 2009, 2008 and 2007.

	2009		2008		2007
(Dollar amounts in thousands)	Amount	Rate	Amount	Rate	Amount	Rate
Non-interest-bearing demand deposits	$280,668		$236,628		$226,822
Interest-bearing demand deposits	280,338	0.40%	247,017	1.11%	198,368	0.94%
Savings deposits	421,412	0.46%	433,179	1.60%	410,919	2.62%
Time deposits:
$100,000 or more	194,576	2.63%	183,664	3.67%	189,501	4.66%
Other time deposits	482,193	2.77%	459,916	3.54%	477,114	4.30%

TOTAL	$1,659,187		$1,560,404		$1,502,724

The maturities of certificates of deposit of $100 thousand or more outstanding at December 31, 2009, are summarized as follows:

3 months or less	$49,731
Over 3 through 6 months	49,460
Over 6 through 12 months	58,990
Over 12 months	80,649

TOTAL	$238,830

Financial Condition — Summary
OTHER BORROWINGS
Advances from the Federal Home Loan Bank decreased to $326.1 million in 2009 compared to $378.6 million in 2008. The Asset/Liability Committee reviews these investments and funding sources and considers the related strategies on a weekly basis. See Interest Rate Sensitivity and Liquidity below for more information.
CAPITAL RESOURCES
Bank regulatory agencies have established capital adequacy standards which are used extensively in their monitoring and control of the industry. These standards relate capital to level of risk by assigning different weightings to assets and certain off-balance-sheet activity. As shown in the footnote to the consolidated financial statements (“Regulatory Matters”), the Corporation’s capital exceeds the requirements to be considered well capitalized at December 31, 2009.
First Financial Corporation’s objective continues to be to maintain adequate capital to merit the confidence of its customers and shareholders. To warrant this confidence, the Corporation’s management maintains a capital position which they believe is sufficient to absorb unforeseen financial shocks without unnecessarily restricting dividends to its shareholders. The Corporation’s dividend payout ratio for 2009 and 2008 was 52.0% and 47.1%, respectively. The Corporation expects to continue its policy of paying regular cash dividends, subject to future earnings and regulatory restrictions and capital requirements.
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
The table on the following page shows the Corporation’s estimated sensitivity profile as of December 31, 2009. The change in interest rates assumes a parallel shift in interest rates of 100 and 200 basis points. Given a 100 basis point increase in rates, net interest income would increase 0.78% over the next 12 months and increase 2.23% over the following 12 months. Given a 100 basis point decrease in rates, net interest income would decrease 0.02% over the next 12 months and decrease 0.06% over the following 12 months. These estimates assume all rate changes occur overnight and management takes no action as a result of this change.

Basis Point	Percentage Change in Net Interest Income
Interest Rate Change	12 months	24 months	36 months
Down 200	0.54%	0.47%	0.56%
Down 100	-0.02	-0.06	0.02
Up 100	0.78	2.23	4.17
Up 200	-0.10	2.45	6.29
Typical rate shock analysis does not reflect management’s ability to react and thereby reduce the effects of rate changes, and represents a worst-case scenario.
Liquidity Risk: Liquidity is measured by the bank’s ability to raise funds to meet the obligations of its customers, including deposit withdrawals and credit needs. This is accomplished primarily by maintaining sufficient liquid assets in the form of investment securities and core deposits. The Corporation has $9.1 million of investments that mature throughout the coming 12 months. The Corporation also anticipates $126.7 million of principal payments from mortgage-backed securities. Given the current rate environment, the Corporation anticipates $17.9 million in securities to be called within the next 12 months.
CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES AND OFF-BALANCE SHEET ARRANGEMENTS
The Corporation has various financial obligations, including contractual obligations and commitments, that may require future cash payments.
Contractual Obligations: The following table presents, as of December 31, 2009, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

	Payments Due In
	Note	One Year	One to	Three to	Over Five
(Dollar amounts in thousands)	Reference	or Less	Three Years	Five Years	Years	Total
Deposits without a stated maturity		$1,081,089	$—	$—	$—	$1,081,089
Consumer certificates of deposit		440,293	229,556	38,659	104	708,612
Short-term borrowings	10	30,436	—	—	—	30,436
Other borrowings	11	202,250	22,067	101,000	7,420	332,737
Commitments: The following table details the amount and expected maturities of significant commitments as of December 31, 2009. Further discussion of these commitments is included in Note 13 to the consolidated financial statements.

	Total Amount	One Year	Over One
(Dollar amounts in thousands)	Committed	or Less	Year
Commitments to extend credit:
Unused loan commitments	$290,159	$168,773	$121,386
Commercial letters of credit	15,791	12,583	3,208
Commitments to extend credit, including loan commitments, standby and commercial letters of credit do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.
OUTLOOK
The Corporation’s primary market is west-central Indiana and east-central Illinois. The market is primarily driven by the retail, higher education and health care industries. Typically, this market does not expand or contract at rates that are experienced by both the state and national economies. It is not anticipated that labor conditions will improve dramatically in 2010, although it is expected that retails sales will increase. Therefore, the Corporation anticipates limited growth opportunities in 2010.

Consolidated Balance Sheet — Average Balances and Interest Rates

	December 31,
	2009			2008			2007
	Average		Yield/	Average		Yield/	Average		Yield/
(Dollar amounts in thousands)	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
ASSETS
Interest-earning assets:
Loans (1) (2)	$1,563,274	95,809	6.13%	$1,451,911	100,510	6.92%	$1,409,051	105,804	7.51%
Taxable investment securities	482,237	22,755	4.72	485,194	25,303	5.22	444,220	23,545	5.30
Tax-exempt investments (2)	188,160	13,160	6.99	184,574	13,188	7.14	188,012	13,354	7.10
Federal funds sold	6,047	16	0.26	19,729	507	2.57	14,756	768	5.20

Total interest-earning assets	2,239,718	131,740	5.88%	2,141,408	139,508	6.51%	2,056,039	143,471	6.98%

Non-interest earning assets:
Cash and due from banks	65,069			58,676			61,655
Premises and equipment, net	32,470			32,524			32,762
Other assets	79,419			64,952			64,801
Less allowance for loan losses	(16,576)			(15,539)			(15,665)

Totals	$2,400,100			$2,282,021			$2,199,592

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities:
Transaction accounts	$701,750	3,075	0.44%	$680,196	9,660	1.42%	$609,287	12,634	2.07%
Time deposits	676,769	18,527	2.74	643,580	23,036	3.58	666,615	29,322	4.40
Short-term borrowings	53,743	541	1.01	37,352	1,068	2.86	32,140	1,611	5.01
Other borrowings	339,460	17,176	5.06	353,598	18,726	5.30	343,767	19,394	5.64

Total interest-bearing liabilities:	1,771,722	39,319	2.22%	1,714,726	52,490	3.06%	1,651,809	62,961	3.81%

Non interest-bearing liabilities:
Demand deposits	280,668			236,628			226,822
Other	46,278			43,045			42,974

	2,098,668			1,994,399			1,921,605

Shareholders’ equity	301,432			287,622			277,987

Totals	$2,400,100			$2,282,021			$2,199,592

Net interest earnings		$92,421			$87,018			$80,510

Net yield on interest-earning assets			4.13%			4.06%			3.92%

(1)	For purposes of these computations, nonaccruing loans are included in the daily average loan amounts outstanding.

(2)	Interest income includes the effect of tax equivalent adjustments using a federal tax rate of 35%.

MARKET AND DIVIDEND INFORMATION
At year-end 2009 shareholders owned 13,129,630 shares of the Corporation’s common stock. The stock is traded on the NASDAQ Global under the symbol THFF.
Historically, the Corporation has paid cash dividends semi-annually and currently expects that comparable cash dividends will continue to be paid in the future. The following table gives quarterly high and low trade prices and dividends per share during each quarter for 2009 and 2008.

	2009			2008
			Cash			Cash
	Trade Price		Dividends	Trade Price		Dividends
Quarter ended	High	Low	Declared	High	Low	Declared
March 31	$41.16	$29.76		$32.06	$25.30
June 30	$42.67	$31.51	$.45	$33.31	$28.16	$.44
September 30	$33.52	$28.57		$49.30	$30.05
December 31	$31.52	$26.90	$.45	$47.70	$31.01	$.45
TOTAL RETURN PERFORMANCE

	Period Ending
Index	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
First Financial Corporation	$100.00	$79.39	$107.08	$88.30	$131.20	$100.46
Russell 2000	100.00	104.55	123.76	121.82	80.66	102.58
SNL $1B-$5B Bank Index	100.00	98.29	113.74	82.85	68.72	49.26