Form 10-K, Exhibit 13
period 2010-12-31
FIRST FINANCIAL CORP /IN/
filed 2011-03-15
CIK 714562

Exhibit 13
2010 ANNUAL REPORT
Five Year Comparison of Selected Financial Data

(Dollar amounts in thousands, except per share amounts)	2010	2009	2008	2007	2006

BALANCE SHEET DATA
Total assets	$2,451,095	$2,518,722	$2,302,675	$2,231,562	$2,175,998
Securities	560,846	587,246	596,915	558,020	530,400
Loans, net of unearned fees*	1,640,146	1,631,764	1,471,327	1,443,067	1,392,755
Deposits	1,903,043	1,789,701	1,563,498	1,529,721	1,502,682
Borrowings	159,899	363,173	406,653	368,616	358,008
Shareholders’ equity	321,717	306,483	286,844	281,692	271,260

INCOME STATEMENT DATA
Interest income	123,582	126,255	133,954	137,734	130,832
Interest expense	26,966	39,261	52,490	62,961	57,129
Net interest income	96,616	86,994	81,464	74,773	73,703
Provision for loan losses	9,200	11,870	7,855	6,580	6,983
Other income	29,797	28,532	25,410	31,497	28,826
Other expenses	77,202	73,381	66,447	64,726	64,656
Net income	28,044	22,720	24,769	25,580	23,539

PER SHARE DATA:
Net Income	2.14	1.73	1.89	1.94	1.77
Cash dividends	0.92	0.90	0.89	0.87	0.85

PERFORMANCE RATIOS:
Net income to average assets	1.11%	0.95%	1.09%	1.16%	1.10%
Net income to average shareholders’ equity	8.73	7.54	8.61	9.20	8.57
Average total capital to average assets	13.56	13.25	13.28	13.35	13.56
Average shareholders’ equity to average assets	12.76	12.56	12.60	12.64	12.79
Dividend payout	43.08	51.99	47.10	44.76	44.18

*	2008 and 2007 include $12,800 and $14,068, respectively, of credit card loans that are held-for-sale

FIRST FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31,
(Dollar amounts in thousands, except per share data)	2010	2009
ASSETS
Cash and due from banks	$58,511	$84,371
Federal funds sold	5,104	21,576
Securities available-for-sale	560,846	587,246
Loans, net of allowance of $22,336 in 2010 and $19,437 in 2009	1,617,810	1,612,327
Restricted Stock	25,308	27,835
Accrued interest receivable	11,208	12,005
Premises and equipment, net	34,691	35,551
Bank-owned life insurance	66,112	64,057
Goodwill	7,102	7,102
Other intangible assets	4,148	4,916
Other real estate owned	6,325	5,885
FDIC Indemnification Asset	3,977	12,124
Other assets	49,953	43,727

TOTAL ASSETS	$2,451,095	$2,518,722

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Non-interest-bearing	$304,101	$312,990
Interest-bearing:
Certificates of deposit of $100 or more	215,501	238,830
Other interest-bearing deposits	1,383,441	1,237,881

	1,903,043	1,789,701
Short-term borrowings	34,106	30,436
Other borrowings	125,793	332,737
Other liabilities	66,436	59,365

TOTAL LIABILITIES	2,129,378	2,212,239

Shareholders’ equity
Common stock, $.125 stated value per share;
Authorized shares-40,000,000
Issued shares-14,450,966
Outstanding shares-13,151,630 in 2010 and 13,129,630 in 2009	1,806	1,806
Additional paid-in capital	68,944	68,739
Retained earnings	293,319	277,357
Accumulated other comprehensive income (loss)	(9,369)	(7,904)
Less: Treasury shares at cost-1,299,336 in 2010 and 1,321,336 in 2009	(32,983)	(33,515)

TOTAL SHAREHOLDERS’ EQUITY	321,717	306,483

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,451,095	$2,518,722

2010 ANNUAL REPORT
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
(Dollar amounts in thousands, except per share data)	2010	2009	2008
INTEREST AND DIVIDEND INCOME:
Loans, including related fees	$96,206	$94,930	$99,572
Securities:
Taxable	18,597	22,755	25,303
Tax-exempt	6,664	6,604	6,415
Other	2,115	1,966	2,664

TOTAL INTEREST AND DIVIDEND INCOME	123,582	126,255	133,954

INTEREST EXPENSE:
Deposits	16,306	21,544	32,696
Short-term borrowings	325	541	1,068
Other borrowings	10,335	17,176	18,726

TOTAL INTEREST EXPENSE	26,966	39,261	52,490

NET INTEREST INCOME	96,616	86,994	81,464

Net Provision for loan losses	9,200	11,870	7,855

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	87,416	75,124	73,609

NON-INTEREST INCOME:
Trust and financial services	4,547	4,197	3,993
Service charges and fees on deposit accounts	10,342	11,082	11,889
Other service charges and fees	7,759	7,026	6,050
Securities gain, net	1,321	4	358
Other-than-temporary loss
Total impairment loss	(4,260)	(18,939)	(6,145)
Loss recognized in other comprehensive income		8,170	—

Net impairment loss recognized in earnings	(4,260)	(10,769)	(6,145)
Insurance commissions	6,759	6,464	6,688
Gain on sale of mortgage loans	2,206	2,291	817
Gain on sale of credit card loans	—	2,549	—
Gain on bargain purchase	—	5,057	—
Other	1,123	631	1,760

TOTAL NON-INTEREST INCOME	29,797	28,532	25,410
NON-INTEREST EXPENSES:
Salaries and employee benefits	44,887	42,259	41,287
Occupancy expense	4,707	4,534	4,182
Equipment expense	4,761	4,640	4,560
Federal Deposit Insurance	2,847	3,277	220
Other	20,000	18,671	16,198

TOTAL NON-INTEREST EXPENSE	77,202	73,381	66,447

INCOME BEFORE INCOME TAXES	40,011	30,275	32,572

Provision for income taxes	11,967	7,555	7,803

NET INCOME	$28,044	$22,720	$24,769

EARNINGS PER SHARE:
BASIC AND DILUTED	$2.14	$1.73	$1.89

Weighted average number of shares outstanding (in thousands)	13,120	13,119	13,110

FIRST FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

				Accumulated
				Other
(Dollar amounts in thousands, except	Common	Additional	Retained	Comprehensive	Treasury
per share data)	Stock	Capital	Earnings	Income/(Loss)	Stock	Total

Balance, January 1, 2008	$1,806	$68,212	$250,011	$(5,181)	$(33,156)	$281,692

Comprehensive income:
Net income	—	—	24,769	—	—	24,769
Other comprehensive loss, net of tax:
Change in net unrealized gains/losses on securities available-for-sale, net	—	—	—	(8,276)	—	(8,276)
Change in unrealized gains/losses on post-retirement benefits	—	—	—	511	—	511

Total comprehensive income						17,004
Contribution of 33,015 shares to ESOP	—	442	—	—	835	1,277
Treasury stock purchase (52,744 shares)	—	—	—	—	(1,464)	(1,464)
Cash Dividends, $.89 per share	—	—	(11,665)	—	—	(11,665)

Balance, December 31, 2008	1,806	68,654	263,115	(12,946)	(33,785)	286,844

Comprehensive income:
Net income	—	—	22,720	—	—	22,720
Other comprehensive loss, net of tax:
Change in net unrealized gains/losses on securities available-for-sale, net	—	—	—	10,869	—	10,869
Change in unrealized gains/losses on post-retirement benefits	—	—	—	(2,494)	—	(2,494)

Total comprehensive income						31,095
Adjustment for adoption of other-than temporary impairment guidance, net of tax (Note 1)			3,333	(3,333)		—
Contribution of 35,000 shares to ESOP	—	85	—	—	886	971
Treasury stock purchase (22,000 shares)	—	—	—	—	(616)	(616)
Cash Dividends, $.90 per share	—	—	(11,811)	—	—	(11,811)

Balance, December 31, 2009	1,806	68,739	277,357	(7,904)	(33,515)	306,483

Comprehensive income:
Net income	—	—	28,044	—	—	28,044
Change in net unrealized gains/(losses) on securities available for-sale	—	—	—	449	—	449
Change in net unrealized gains/ (losses) on retirement plans	—	—	—	(1,914)	—	(1,914)

Total comprehensive income/(loss)						26,579
Contribution of 45,000 shares to ESOP	—	205	—	—	1,142	1,347
Treasury stock purchase (23,000 shares)	—	—	—	—	(610)	(610)
Cash Dividends, $.92 per share	—	—	(12,082)	—	—	(12,082)

Balance, December 31, 2010	$1,806	$68,944	$293,319	$(9,369)	$(32,983)	$321,717

2010 ANNUAL REPORT
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(Dollar amounts in thousands, except per share data)	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$28,044	$22,720	$24,769
Adjustments to reconcile net income to net cash provided by operating activities:
Net (accretion) amortization on securities	(840)	(2,442)	(2,874)
Provision for loan losses	9,200	11,870	7,855
Securities impairment loss recognized in earnings	4,260	10,769	6,145
Securities (gains) losses	(1,321)	(4)	(358)
Depreciation and amortization	4,643	4,199	3,535
Provision for deferred income taxes	(5,940)	(2,043)	(5,147)
Net change in accrued interest receivable	797	1,076	617
Contribution of shares to ESOP	1,347	971	1,277
Gain on sale of mortgage loans	(2,206)	(2,291)	(817)
Loss on sale of student loans	—	399	—
Gain on sale of credit card loans	—	(2,549)	—
Gain on purchase of business unit	—	(5,057)	—
Loss on sales of other real estate	283	196	35
Other, net	10,293	(8,424)	1,494

NET CASH FROM OPERATING ACTIVITIES	48,560	29,390	36,531

CASH FLOWS FROM INVESTING ACTIVITIES:
Sales of securities available-for-sale	12,248	—	1,063
Calls, maturities and principal reductions on securities available-for-sale	223,862	128,349	95,198
Purchases of securities available-for-sale	(211,062)	(88,532)	(151,863)
Loans made to customers, net of payments	(132,997)	(265,976)	(76,216)
Net change in federal funds sold	16,472	(12,046)	(5,329)
Redemption of restricted stock	2,527	—	2,386
Cash received from sale of mortgage loans	116,462	146,625	36,910
Cash received from sale of student loans	—	13,347	—
Cash received from sale of credit card loans	—	14,689	—
Cash received (disbursed) from purchase of business unit	(609)	30,977	—
Sale of other real estate	3,727	2,448	2,357
Additions to premises and equipment	(2,406)	(6,655)	(2,623)

NET CASH FROM INVESTING ACTIVITIES	28,224	(36,774)	(98,117)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in deposits	113,180	80,359	33,777
Net change in other short-term borrowings	3,670	8,936	(5,831)
Dividends paid	(11,940)	(11,806)	(11,548)
Purchases of treasury stock	(610)	(616)	(1,464)
Proceeds from other borrowings	2,000	120,000	408,500
Repayments on other borrowings	(208,944)	(172,416)	(364,632)

NET CASH FROM FINANCING ACTIVITIES	(102,644)	24,457	58,802

NET CHANGE IN CASH AND CASH EQUIVALENTS	(25,860)	17,073	(2,784)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	84,371	67,298	70,082

CASH AND CASH EQUIVALENTS, END OF YEAR	$58,511	$84,371	$67,298

SUPPLEMENTAL DISCLOSURES OF CASH FLOW AND NONCASH INFORMATION:
Cash paid for the year for:
Interest	$28,051	$40,005	$54,168

Income Taxes	$15,713	$13,485	$11,657

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
First Financial Bank also has two investment subsidiaries, Portfolio Management Specialists A (Specialists A) and Portfolio Management Specialists B (Specialists B), which were established to hold and manage certain assets as part of a strategy to better manage various income streams and provide opportunities for capital creation as needed. Specialists A and Specialists B subsequently entered into a limited partnership agreement, Global Portfolio Limited Partners. Portfolio Management Specialists B also owns First Financial Real Estate, LLC. At December 31, 2010, $591.7 million of securities and loans were owned by these subsidiaries. Specialists A, Specialists B, Global Portfolio Limited Partners and First Financial Real Estate LLC are included in the consolidated financial statements.
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
Interest income includes amortization of purchase premium or discount. Premiums and discounts are amortized on the level yield method without anticipating prepayments. Mortgage-backed securities are amortized over the expected life. Realized gains and losses on sales are based on the amortized cost of the security sold. Management evaluates securities for other-than temporary impairment (OTTI) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.
Loans: Loans that management has the intent and ability to hold for the foreseeable future until maturity or pay-off are reported at the principal balance outstanding, net of unearned interest, purchase premiums and discounts, deferred loan fees and costs, and allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis. Interest income is accrued on the unpaid principal balance and includes amortization of net deferred loan fees and costs over the loan term without anticipating prepayments. The recorded investment in loans includes accrued interest receivable. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are significantly past due. Past-due status is based on the contractual terms of the loan.
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

2010 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
Over the life of the loan or pool, expected cash flows continue to be estimated. If the present value of expected cash flows is less than the carrying amount, a provision for loan loss is recorded. If the present value of expected cash flows is greater than the carrying amount, it is recognized as part of future interest income.
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
A loan is impaired when full payment under the loan terms is not expected. Loans for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgages and consumer loans, and on an individual basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows, using the loan’s existing rate, or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment and, accordingly, they are not separately identified for impairment disclosures.
The general component covers non-classified loans and is based on historical loss experience adjusted for current factors. The historical loss experience is based on the actual loss history experienced over the most recent four years, using a weighted average which places more emphasis on the more current years within loss history window. This actual loss experience is supplemented with other current factors based on the risks present for each portfolio segment. These current factors include consideration of the following: levels of and trends in delinquent, classified, and impaired loans; levels of and trends in charge-offs and recoveries; national and local economic trends and conditions; changes in lending policies and procedures; trends in volume and terms of loans; experience, ability, and depth of lending management and other relevant staff; credit concentrations; value of underlying collateral for collateral dependent loans; and other external factors such as competition and legal and regulatory requirements. The following portfolio segments have been identified: commercial loans, residential loans and consumer loans. Overall, historical loss rates for the Corporation’s portfolio segments have remained low during this tough economic cycle. This is primarily attributable to the Corporation’s conservative lending practices. Local economic conditions, including elevated unemployment rates, resulted in higher consumer loan delinquencies. For these reasons, consumer loans have the highest adjustments to the historical loss rate. These same factors along with declining real estate values resulted in the residential loan portfolio segment having the next highest level of adjustment to the historical loss rate. The commercial loan portfolio segment had the lowest level of adjustment to the historical loss rate. Adjustments were made for the increasing levels of and trends in delinquent, classified and impaired commercial loans. Commercial loans are generally well secured, which mitigates the risk of loss and has contributed to the low historical loss rate.
FDIC Indemnification Asset: The FDIC indemnification asset results from the loss share agreements in the 2009 FDIC-assisted transaction. The asset is measured separately from the related covered assets as they are not contractually embedded in the assets and are not transferable with the assets should the Corporation choose to dispose of them. It represents the acquisition date fair value of expected reimbursements from the FDIC which was determined to be $12.1 million. Pursuant to the terms of the loss sharing agreement, covered loans and other real estate are subject to a stated loss threshold whereby the FDIC will reimburse the Corporation for up to 95% of losses incurred. These expected reimbursements do not include reimbursable amounts related to future covered expenditures. These cash flows are discounted to reflect a metric of uncertainty of the timing and receipt of the loss sharing reimbursement from the FDIC. This asset decreases when losses are realized and claims are paid by the FDIC or when customers repay their loans in full and expected losses do not occur. This asset also increases when estimated future losses increase and decreases when estimated future losses decrease. When estimated future losses increase, the Corporation records a provision for loan losses and increases its allowance for loan losses accordingly. The related increase in the FDIC indemnification asset is recorded as an offset to the provision for loan losses. During 2010 and 2009, the provision for loan losses was offset by $1,662 and $0 related to the increases in the FDIC indemnification asset.

FIRST FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Servicing fees totaled $1,153 thousand, $958 thousand and $901 thousand for the years ended December 31, 2010, 2009 and 2008. Late fees and ancillary fees related to loan servicing are not material.
Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Corporation, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.
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
Deferred Compensation Plan: A deferred compensation plan covers all directors. Under the plan, the Corporation pays each director, or their beneficiary, the amount of fees deferred plus interest over 10 years, beginning when the director achieves age 65. A liability is accrued for the obligation under these plans. The expense incurred for the deferred compensation for each of the last three years was $183 thousand, $184 thousand and $169 thousand, resulting in a deferred compensation liability of $2.6 million and $2.5 million as of year-end 2010 and 2009.
Incentive Plans: A long-term incentive plan provides for the payment of incentive rewards as a 15-year annuity to all directors and certain key officers. The plan expired December 31, 2009, and compensation expense is recognized over the service period. Payments under the plan generally do not begin until the earlier of January 1, 2015, or the January 1 immediately following the year in which the participant reaches age 65. There was no compensation expense related to this plan for 2010 and the compensation expense for 2009 and 2008 was $2.3 million and $2.0 million, resulting in a liability of $15.4 million and $15.4 million as of year-end 2010 and 2009. In 2010 the Corporation adopted incentive compensation plans for 2010 that also expired December 31, 2010. These plans are interim with the intention of more developed plans starting in 2011. The plans were designed to reward key officers based on certain performance measures. The short-term plans will be paid out within 75 days of December 31, 2010 and the long-term plan vests over a three year period and will payout within 75 days of December 31, 2013. The compensation related to the three plans in 2010 was $2.2 million and resulted in a liability of $2.2 million at December 31, 2010.

2010 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
Adoption of New Accounting Standards: In April 2009, the FASB issued Staff Position No. 115-2 and No. 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (ASC 320-10), which amended existing guidance for determining whether impairment is other-than-temporary for debt securities. The requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of these criteria is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) other-than-temporary impairment (OTTI) related to other factors, which is recognized in other comprehensive income and 2) OTTI related to credit loss, which must be recognized in the income statement. The credit loss is determined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. Additionally, disclosures about other-than-temporary impairments for debt and equity securities were expanded. ASC 320-10 was effective for interim and annual reporting periods ending June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. At adoption, the Corporation reversed $3.3 million (net of tax) of previously recognized impairment charges, representing the non-credit portion.
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

FIRST FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2. FAIR VALUES OF FINANCIAL INSTRUMENTS:
Accounting guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
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
For those securities that cannot be priced using quoted market prices or observable inputs, a Level 3 valuation is determined. These securities are primarily trust preferred securities and certain equity securities, which are priced using Level 3 due to current market illiquidity. The fair value of trust preferred securities is computed based upon discounted cash flows estimated using payment, default and recovery assumptions. Cash flows are discounted at appropriate market rates, including consideration of credit spreads and illiquidity discounts. The fair value of equity securities is derived through consideration of trading activity, if any, review of financial statements, industry trends and the valuation of comparative issuers. Due to current market conditions, as well as the limited trading activity of these securities, the market value of the securities is highly sensitive to assumption changes and market volatility.
The fair value of derivatives is based on valuation models using observable market data as of the measurement date (Level 2 inputs).

	December 31, 2010
	Fair Value Measurment Using
(Dollar amounts in thousands)	Level 1	Level 2	Level 3	Carrying Value
U.S. Government entity mortgage-backed securities	$—	$2,073	$—	$2,073
Mortgage-backed securities, residential	—	302,423	—	302,423
Mortgage-backed securities, commercial	—	139	—	139
Collateralized mortgage obligations	—	94,457	—	94,457
State and municipal obligations	—	157,540	—	157,540
Collateralized debt obligations	—	—	2,190	2,190
Corporate debt securities	—	—	—	—
Equity Securities	506	—	1,518	2,024

TOTAL	$506	$556,632	$3,708	$560,846

Derivative Assets		$1,311
Derivative Liabilities		(1,311)

	December 31, 2009
	Fair Value Measurment Using
(Dollar amounts in thousands)	Level 1	Level 2	Level 3	Carrying Value
U.S. Government entity mortgage-backed securities	$—	$4,148	$—	$4,148
Mortgage-backed securities, residential	—	300,184	—	300,184
Mortgage-backed securities, commercial	—	168	—	168
Collateralized mortgage obligations	—	119,564	—	119,564
State and municipal obligations	—	148,733	—	148,733
Collateralized debt obligations	—	—	1,416	1,416
Corporate debt securities	—	7,072	—	7,072
Equity Securities	2,600	—	3,361	5,961

TOTAL	$2,600	$579,869	$4,777	$587,246

Derivative Assets		$889
Derivative Liabilities		(889)

2010 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The table below presents a reconciliation and income statement classification of gains and losses for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the twelve months ended December 31, 2010 and 2009.

	Fair Value Measurments
	Using Significant
	Unobservable Inputs (Level 3)
	2010	2009
Beginning balance, January 1	$4,777	$7,994
Total realized/unrealized gains or losses
Included in earnings	(4,260)	(10,769)
Included in other comprehensive income	3,872	7,651
Settlements	(681)	(99)

Ending balance, December 31	$3,708	$4,777

Change in unrealized gains and losses recorded in earnings for the year ended December 31, 2010 for Level 3 assets that are still held at December 31, 2010 was related to fair value declines recorded as other-than-temporary impairment. Impaired loans disclosed in footnote 7, which are measured for impairment using the fair value of collateral, are valued at Level 3. They are carried at a fair value of $31.6 million, net of a valuation allowance of $5.9 million at December 31, 2010 and at a fair value of $19.3 million, net of a valuation allowance of $5.4 million at December 31, 2009. The impact to the provision for loan losses for the twelve months ended December 31, 2010 and December 31, 2009 was $750 thousand and $1.7 million, respectively. Fair value is measured based on the value of the collateral securing those loans and is determined using several methods. Generally, the fair value of real estate is determined based on appraisals by qualified licensed appraisers. If an appraisal is not available, the fair value may be determined by using a cash flow analysis, a broker’s opinion of value, the net present value of future cash flows, or an observable market price from an active market. Fair value on non-real estate loans is determined using similar methods. Other real estate owned at December 31, 2010 with a value of $6.3 million was reduced $353 thousand for fair value adjustment. At December 31, 2010 other real estate owned was comprised of $3.3 million from commercial loans and $3.0 million from residential loans. Other real estate owned at December 31, 2009 with a value of $5.9 million was reduced $164 thousand for fair value adjustment.
The following table presents loans identified as impaired by class of loans as of December 31, 2020.

		Allowance
	Unpaid	for Loan
	Principal	Losses
(Dollar amounts in thousands)	Balance	Allocated	Fair Value
Commercial
Commercial & Industrial	$19,868	$1,508	$18,360
Farmland	—		—
Non Farm, Non Residential	12,397	3,255	9,142
Agriculture	—
All Other Commercial	1,577	128	1,449
Residential
First Liens	1,910	533	1,377
Home Equity	—		—
Junior Liens	1,129	443	686
Multifamily	638		638
All Other Residential	—		—
Consumer
Motor Vehicle	—		—
All Other Consumer	—		—

TOTAL	$37,519	$5,867	$31,652

FIRST FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The carrying amounts and estimated fair values of financial instruments are shown below. Carrying amount is the estimated fair value for cash and due from banks, federal funds sold, accrued interest receivable and payable, demand deposits, short-term and certain other borrowings, and variable-rate loans or deposits that reprice frequently and fully. Security fair values are determined as previously described. It is not practicable to determine the fair value of Federal Home Loan Bank stock due to restrictions placed on their transferability. For the FDIC indemnification asset the carrying value is the estimated fair value as it represents amounts to be received from the FDIC in the near term. For fixed-rate loans or deposits, variable rate loans or deposits with infrequent repricing or repricing limits, and for longer-term borrowings, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of debt is based on current rates for similar financing. The fair value of off-balance sheet items is not considered material.
The carrying amount and estimated fair value of assets and liabilities are presented in the table below and were determined based on the above assumptions:

	December 31,
	2010		2009
	Carrying	Fair	Carrying	Fair
(Dollar amounts in thousands)	Value	Value	Value	Value
Cash and due from banks	$58,511	$58,511	$84,371	$84,371
Federal funds sold	5,104	5,104	21,576	21,576
Securities available-for-sale	560,846	560,846	587,246	587,246
Federal Home Loan Bank stock	23,654	N/A	26,181	N/A
Loans, net	1,617,810	1,607,895	1,612,327	1,604,412
FDIC Indemnification Asset	3,977	3,977	12,124	12,124
Accrued interest receivable	11,208	11,208	12,005	12,005
Deposits	(1,903,043)	(1,909,874)	(1,789,701)	(1,798,059)
Short-term borrowings	(34,106)	(34,106)	(30,436)	(30,436)
Federal Home Loan Bank advances	(125,793)	(128,881)	(326,137)	(337,847)
Other borrowings	—	—	(6,600)	(6,600)
Accrued interest payable	(2,041)	(2,041)	(3,127)	(3,127)
3. RESTRICTIONS ON CASH AND DUE FROM BANKS:
Certain affiliate banks are required to maintain average reserve balances with the Federal Reserve Bank that do not earn interest. The amount of those reserve balances was approximately $9.1 million and $8.2 million at December 31, 2010 and 2009, respectively.
4. SECURITIES:
The fair value of securities available-for-sale and related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

	December 31, 2010
	Amortized	Unrealized
(Dollar amounts in thousands)	Cost	Gains	Losses	Fair Value
U.S. Government entity mortgage-backed securities	$2,027	$46	$—	$2,073
Mortgage-backed securities, residential	289,962	13,166	(705)	302,423
Mortgage-backed securities, commercial	136	3	—	139
Collateralized mortgage obligations	92,803	2,248	(594)	94,457
State and municipal obligations	152,633	5,318	(411)	157,540
Collateralized debt obligations	15,084	—	(12,894)	2,190
Equity Securities	1,729	295	—	2,024

TOTAL	$554,374	$21,076	$(14,604)	$560,846

2010 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2009
	Amortized	Unrealized
(Dollar amounts in thousands)	Cost	Gains	Losses	Fair Value
U.S. Government entity mortgage-backed securities	$4,103	$45	$—	$4,148
Mortgage-backed securities, residential	285,964	14,260	(40)	300,184
Mortgage-backed securities, commercial	162	6	—	168
Collateralized mortgage obligations	116,330	3,334	(100)	119,564
State and municipal obligations	143,039	5,926	(232)	148,733
Collateralized debt obligations	19,253	—	(17,837)	1,416
Corporate debt securities	7,004	257	(189)	7,072
Equity Securities	5,668	1,462	(1,169)	5,961

TOTAL	$581,523	$25,290	$(19,567)	$587,246

As of December 31, 2010, the Corporation does not have any securities from any issuer, other than the U.S. Government, with an aggregate book or fair value that exceeds ten percent of shareholders’ equity.
Securities with a carrying value of approximately $227.3 million and $200.8 million at December 31, 2010 and 2009, respectively, were pledged as collateral for short-term borrowings and for other purposes.
Below is a summary of the gross gains and losses realized by the Corporation on investment sales during the years ended December 31, 2010, 2009 and 2008, respectively.

(Dollar amounts in thousands)	2010	2009	2008
Proceeds	$12,248	$—	$1,063
Gross gains	1,507	—	353
Gross losses	(213)	—	—
Additional gains of $27 thousand in 2010, $4 thousand in 2009 and $5 thousand in 2008 resulted from redemption premiums on called securities.
Contractual maturities of debt securities at year-end 2010 were as follows. Securities not due at a single maturity or with no maturity date, primarily mortgage-backed and equity securities, are shown separately.

	Available-for-Sale
	Amortized	Fair
(Dollar amounts in thousands)	Cost	Value
Due in one year or less	$10,243	$10,437
Due after one but within five years	35,651	37,517
Due after five but within ten years	45,636	47,695
Due after ten years	171,017	160,611

	262,547	256,260
Mortgage-backed securities and equities	291,827	304,586

TOTAL	$554,374	$560,846

FIRST FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following tables show the securities’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at December 31, 2010 and 2009.

	December 31, 2010
	Less Than 12 Months		More Than 12 Months		Total
		Unrealized		Unrealized		Unrealized
(Dollar amounts in thousands)	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
Mortgage-backed securities, residential	$35,024	$(705)	$—	$—	$35,024	$(705)
Collateralized mortgage obligations	25,338	(594)	—	—	25,338	(594)
State and municipal obligations	19,372	(411)	—	—	19,372	(411)
Collateralized debt obligations	—	—	2,190	(12,894)	2,190	(12,894)

Total temporarily impaired securities	$79,734	$(1,710)	$2,190	$(12,894)	$81,924	$(14,604)

	December 31, 2009
	Less Than 12 Months		More Than 12 Months		Total
		Unrealized		Unrealized		Unrealized
(Dollar amounts in thousands)	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
Mortgage-backed securities, residential	$6,985	$(38)	$47	$(2)	$7,032	$(40)
Collateralized mortgage obligations	6,094	(100)	—	—	6,094	(100)
State and municipal obligations	6,594	(45)	4,841	(187)	11,435	(232)
Collateralized debt obligations	—	—	1,416	(17,837)	1,416	(17,837)
Corporate debt securities	—	—	811	(189)	811	(189)
Equity securities	543	(280)	1,150	(889)	1,693	(1,169)

Total temporarily impaired securities	$20,216	$(463)	$8,265	$(19,104)	$28,481	$(19,567)

The Corporation held 697 investment securities with an amortized cost greater than fair value as of December 31, 2010. The unrealized losses on mortgage-backed and state and municipal obligations represent negative adjustments to market value relative to the rate of interest paid on the securities and not losses related to the creditworthiness of the issuer. Management does not intend to sell and it is not more likely than not that management would be required to sell the securities prior to their anticipated recovery. Management believes the value will recover as the securities approach maturity or market rates change.
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
In determining OTTI under the FASB ASC-320 model, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the entity has the intent to sell the security or more likely than not will be required to sell the security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.
The second segment of the portfolio uses the OTTI guidance provided by FASB ASC-325 that is specific to purchase beneficial interests that, on the purchase date, were rated below AA. Under the FASB ASC-325 model, the Corporation compares the present value of the remaining cash flows as estimated at the preceding evaluation date to the current expected remaining cash flows. An OTTI is deemed to have occurred if there has been an adverse change in the remaining expected future cash flows.
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

2010 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Gross unrealized losses on investment securities were $14.6 million as of December 31, 2010 and $19.6 million as of December 31, 2009. A majority of these losses represent negative adjustments to fair value relative to the illiquidity in the markets on the securities and not losses related to the creditworthiness of the issuer.
A significant portion of the total unrealized losses relates to collateralized debt obligations that were separately evaluated under FASB ASC 325-40, Beneficial Interests in Securitized Financial Assets. Based upon qualitative considerations, such as a downgrade in credit rating or further defaults of underlying issuers during the year, and an analysis of expected cash flows, we determined that four CDOs included in collateralized debt obligations were other-than-temporarily impaired. Those four CDO’s have a contractual balance of $28.3 million at December 31, 2010 which has been reduced to $0.7 million by $0.3 million of interest payments received, $15.1 million of cumulative OTTI charges recorded through earnings to date, including $3.7 million recorded in 2010 and $12.2 million recorded in other comprehensive income. The severity of the OTTI recorded varies by security, based on the analysis described below, and ranges, at December 31, 2010 from 28% to 87%. The OTTI recorded in other comprehensive income represents OTTI due to factors other than credit loss, mainly current market illiquidity. These securities are collateralized by trust preferred securities issued primarily by bank holding companies, but certain pools do include a limited number of insurance companies. The market for these securities has become very illiquid, there are very few new issuances of trust preferred securities and the credit spreads implied by current prices have increased dramatically and remain very high, resulting in significant non-credit related impairment. The Corporation uses the OTTI evaluation model to compare the present value of expected cash flows to the previous estimate to determine if there are adverse changes in cash flows during the year. The OTTI model considers the structure and term of the CDO and the financial condition of the underlying issuers. Specifically, the model details interest rates, principal balances of note classes and underlying issuers, the timing and amount of interest and principal payments of the underlying issuers, and the allocation of the payments to the note classes. Cash flows are projected using a forward rate LIBOR curve, as these CDOs are variable-rate instruments. An average rate is then computed using this same forward rate curve to determine an appropriate discount rate (3 month LIBOR plus margin ranging from 160 to 180 basis points). The current estimate of expected cash flows is based on the most recent trustee reports and any other relevant market information, including announcements of interest payment deferrals or defaults of underlying trust preferred securities. Assumptions used in the model include expected future default rates and prepayments. We assume no recoveries on defaults and treat all interest payment deferrals as defaults. In addition we use the model to “stress” each CDO, or make assumptions more severe than expected activity, to determine the degree to which assumptions could deteriorate before the CDO could no longer fully support repayment of the Corporation’s note class.
Collateralized debt obligations include one additional investment in a CDO consisting of pooled trust preferred securties in which the issuers are primarily banks. This CDO, with an amortized cost of $2.2 million and a fair value of $1.5 million, is currently rated BAA3 and is the senior tranche, is not in the scope of FASB ASC 325 as it was rated high investment grade at purchase, and is not considered to be other-than-temporarily impaired based on its credit quality. Its fair value is negatively impacted by the factors described above.
Management has consistently used Standard & Poors pricing to value these investments. There are a number of other pricing sources available to determine fair value for these investments. These sources utilize a variety of methods to determine fair value. The result is a wide range of estimates of fair value for these securities. The Standard & Poors pricing ranges from 1.38 to 3.49 while Moody’s Investor Service pricing ranges from 1.30 to 24.56, with others falling somewhere in between. We recognize that the Standard & Poors pricing utilized is likely a conservative estimate, but have been consistent in using this source and its estimate of fair value.
Unrealized losses on equity securities at year end 2009 relate to investments in bank stocks held at the holding company. Bank stock values have been negatively impacted by the current economic environment and market pessimism. In 2009 the largest part of this unrealized loss ($753 or 64%) relates to the Corporation’s ownership of stock in Fifth Third Corporation. In 2010 the holdings of this issuer were liquidated along with a majority of the equity holdings in order to retire debt. $549 thousand of OTTI was recognized on the stock of Fifth Third Corporation prior to its disposal.
The table below presents a rollforward of the credit losses recognized in earnings for the year ended December 31, 2010:

(Dollar amounts in thousands)	2010	2009
Beginning balance, January 1,	$11,359	$6,145
Amounts related to credit loss for which other-than-temporary impairment was not previously recognized	(549)	5,438
Amounts realized for securities sold during the period	—	—
Reductions for increase in cash flows expected to be collected that are recognized over the remaining life of the security	—	—
Increases to the amount related to the credit loss for which other- than-temporary impairment was previously recognized	4,260	5,331
Adoption of new accounting guidance on OTTI	—	(5,555)

Ending balance, December 31,	$15,070	$11,359

FIRST FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
5. LOANS:
Loans are summarized as follows:

	December 31,
(Dollar amounts in thousands)	2010	2009
Commercial	$896,107	$870,977
Residential	437,576	447,379
Consumer	307,403	314,561

Total gross loans	1,641,086	1,632,917
Less: unearned income	(940)	(1,153)
Allowance for loan losses	(22,336)	(19,437)

TOTAL	$1,617,810	$1,612,327

Loans in the above summary include loans totaling $46.4 million that are subject to the FDIC loss share arrangement (“covered loans”) discussed in footnote 6.
The Corporation periodically sells residential mortgage loans it originates based on the overall loan demand of the Corporation and the outstanding balances in the residential mortgage portfolio. At December 31, 2010 and 2009, loans held for sale included $3.4 million and $3.3 million, respectively, and are included in the totals above.
In the normal course of business, the Corporation’s subsidiary banks make loans to directors and executive officers and to their associates. In 2010, the aggregate dollar amount of these loans to directors and executive officers who held office amounted to $42.0 million at the beginning of the year. During 2010, advances of $10.5 million, repayments of $15.3 million and increases of $0.2 million resulting from changes in personnel were made with respect to related party loans for an aggregate dollar amount outstanding of $37.4 million at December 31, 2010.
Loans serviced for others, which are not reported as assets, total $469.3 million and $460.3 million at year-end 2010 and 2009. Custodial escrow balances maintained in connection with serviced loans were $1.93 million and $1.47 million at year-end 2010 and 2009.
Activity for capitalized mortgage servicing rights (included in other assets) was as follows:

	December 31,
(Dollar amounts in thousands)	2010	2009	2008
Servicing rights:
Beginning of year	$2,034	$1,604	$1,909
Additions	810	1,294	332
Amortized to expense	(764)	(864)	(637)

End of year	$2,080	$2,034	$1,604

Third party valuations are conducted periodically for mortgage servicing rights. Based on these valuations, fair values were approximately $3.4 million and $3.0 million at year end 2010 and 2009. There was no valuation allowance in 2010 or 2009.
Fair value for 2010 was determined using a discount rate of 9%, prepayment speeds ranging from 160% to 700%, depending on the stratification of the specific right. Fair value at year end 2009 was determined using a discount rate of 9%, prepayment speeds ranging from 213% to 700%, depending on the stratification of the specific right. Mortgage servicing rights are amortized over 8 years, the expected life of the sold loans.
6. ACQUISITION AND FDIC INDEMNIFICATION ASSET:
On July 2, 2009, the Bank entered into a purchase and assumption agreement with the Federal Deposit Insurance Corporation (“FDIC”) to assume all of the deposits (excluding brokered deposits) and certain assets of The First National Bank of Danville, a full-service commercial bank headquartered in Danville, Illinois, that had failed and been placed in receivership with the FDIC. The acquisition consisted of assets worth a fair value of approximately $151.8 million, including $77.5 million of loans, $24.2 million of investment securities, $31.0 million of cash and cash equivalents and $146.3 million of liabilities, including $145.7 million of deposits. A customer related core deposit intangible asset of $4.6 million was also recorded. In addition to the excess of liabilities over assets, the Bank received approximately$14.6 million in cash from the FDIC. Based upon the acquisition date fair values of the net assets acquired, no goodwill was recorded. The transaction resulted in a gain of $5,1 million, which is included in non-interest income in the December 31, 2009 Consolidated Statement of Operations Under the loss-sharing agreement (“LSA”), the Bank will share in the losses on assets covered under the agreement (referred to as covered assets). On losses up to $29 million, the FDIC has agreed to reimburse the Bank for 80 percent of the losses. On losses exceeding $29 million, the FDIC has agreed to reimburse the Bank for 95 percent of the losses. The loss-sharing agreement is subject to following servicing procedures as specified in the agreement with the FDIC. Loans acquired that are subject to the loss-sharing agreement with the FDIC are referred to as covered loans for disclosure purposes. Since the acquisition date the Bank has been reimbursed $13.1 million for losses and carrying expenses and currently carries a balance of $4.0 million. Included in the current balance is the estimate of $1.7 million for 80% of the loans subject to the loss-sharing agreement identified in the allowance for loan loss evaluation as future potential losses. This $1.7 million flows to the income statement as a reduction of the provision for loan losses that was allocated to these loans.

2010 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FASB ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality, applies to a loan with evidence of deterioration of credit quality since origination, acquired by completion of a transfer for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable. FASB ASC 310-30 prohibits carrying over or creating an allowance for loan losses upon initial recognition. The carrying amount of covered assets at December 31, 2010 and 2009, consisted of loans accounted for in accordance with FASB ASC 310-30, loans not subject to FASB ASC 310-30 and other assets as shown in the following table:

		Non ASC
	ASC 310-30	310-30		2010
(Dollar amounts in thousands)	Loans	Loans	Other	Total
Loans	$10,948	$35,485	$—	$46,433
Foreclosed Assets	—	—	2,586	2,586

Total Covered Assets	$10,948	$35,485	$2,586	$49,019

		Non ASC
	ASC 310-30	310-30		2009
(Dollar amounts in thousands)	Loans	Loans	Other	Total
Loans	$16,849	$55,025	$—	$71,874
Foreclosed Assets	—	—	1,256	1,256

Total Covered Assets	$16,849	$55,025	$1,256	$73,130

The rollforward of the FDIC Indemnification asset is as follows:

	December 31,
(Dollar amounts in thousands)	2010	2009
Beginning balance	$12,124	$—
Assessed value of intial indemnification asset	—	12,098
Accretion	339	—
Net changes in losses and expenses added	4,570	26
Reimbursements from the FDIC	(13,056)	—

TOTAL	$3,977	$12,124

On the acquisition date, the preliminary estimate of the contractually required payments receivable for all FASB ASC310-30 loans acquired in the acquisition were $31.6 million, the cash flows expected to be collected were $18.4 million including interest, and the estimated fair value of the loans was $16.7 million. These amounts were determined based upon the estimated remaining life of the underlying loans, which include the effects of estimated prepayments. At December 31, 2010, a majority of these loans were valued based on the liquidation value of the underlying collateral, because the expected cash flows are primarily based on the liquidation of underlying collateral and the timing and amount of the cash flows could not be reasonably estimated. There was a $1.5 million allowance for credit losses related to these loans at December 31, 2010. On the acquisition date, the preliminary estimate of the contractually required payments receivable for all non FASB ASC310-30 loans acquired in the acquisition was $58.4 million and the estimated fair value of the loans was $60.7 million. The impact to the Corporation from the amortization and accretion of premiums and discounts was immaterial.
7. ALLOWANCE FOR LOAN LOSSES:
Changes in the allowance for loan losses are summarized as follows:

	December 31,
(Dollar amounts in thousands)	2010	2009	2008

Balance at beginning of year	$19,437	$16,280	$15,351
Provision for loan losses *	10,862	11,870	7,855
Recoveries of loans previously charged off	4,511	2,948	2,668
Loans charged off	(12,474)	(11,661)	(9,594)

BALANCE AT END OF YEAR	$22,336	$19,437	$16,280

*	Provision before reduction of $1,662 in 2010 for increases in the FDIC indemnification asset.

FIRST FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following tables present the allocation of the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method at December 31, 2010:
Allowance for Loan Losses:

(Dollar amounts in thousands)	Commercial	Residential	Consumer	Unallocated	Total
Individually evaluated for impairment	$3,893	$625	$—	$—	$4,518
Collectively evaluated for impairment	7,788	1,897	4,551	2,103	16,339
Acquired with deteriorated credit quality	1,128	351	—	—	1,479

BALANCE AT END OF YEAR	$12,809	$2,873	$4,551	$2,103	$22,336

Loans

(Dollar amounts in thousands)	Commercial	Residential	Consumer		Total
Individually evaluated for impairment	$27,717	$2,770	$—		$30,487
Collectively evaluated for impairment	863,790	435,231	308,903		1,607,924
Acquired with deteriorated credit quality	9,938	1,113	15		11,066

BALANCE AT END OF YEAR	$901,445	$439,114	$308,918		$1,649,477

The following table identifies loans classified as impaired.

	December 31,
(Dollar amounts in thousands)	2010	2009
Year-end loans with no allocated allowance for loan losses	$11,890	$5,344
Year-end loans with allocated allowance for loan losses	25,629	19,330

TOTAL	$37,519	$24,674

Amount of the allowance for loan losses allocated	$5,867	$5,438

2010 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table presents loans individually evaluated for impairment by class of loan.

Allowance
	Unpaid		for Loan
	Principal	Recorded	Losses
	Balance	Investment	Allocated
With no related allowance recorded:
Commercial
Commercial & Industrial	$8,935	$8,993	$—
Farmland	—	—	—
Non Farm, Non Residential	2,955	2,955	—
Agriculture	—	—	—
All Other Commercial	—	—	—
Residential
First Liens	—	—	—
Home Equity	—	—	—
Junior Liens	—	—	—
Multifamily	—	—	—
All Other Residential	—	—	—
Consumer
Motor Vehicle	—	—	—
All Other Consumer	—	—	—
With an allowance recorded:
Commercial
Commercial & Industrial	10,933	10,996	1,508
Farmland	—	—	—
Non Farm, Non Residential	9,442	9,442	3,255
Agriculture	—	—	—
All Other Commercial	1,577	1,577	128
Residential
First Liens	1,910	1,910	533
Home Equity	—	—	—
Junior Liens	1,129	1,129	443
Multifamily	638	638	—
All Other Residential	—	—	—
Consumer
Motor Vehicle	—	—	—
All Other Consumer	—	—	—

TOTAL	$37,519	$37,640	$5,867

The table below presents non-performing loans.

	December 31,
(Dollar amounts in thousands)	2010	2009
Nonperforming loans:
Loans past due over 90 days still on accrual	3,185	8,218
Restructured loans	17,094	90
Non-accrual loans	38,517	35,953
Covered loans included in loans past due over 90 days still on accrual are $377 thousand at December 31, 2010 and $4.4 million at December 31, 2009. Covered loans included in non-accrual loans are $8.7 million at December 31, 2010 and $7.5 million at December 31, 2009. Covered loans of $4.3 million are deemed impaired at December 31, 2010 and have allowance for loan loss allocated to them of $1.3 million. On December 31, 2009 there were $6.1 million of covered loans deemed impaired that had an allowance for loan loss allocated to them of $82 thousand. Non-performing loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

FIRST FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands)	2010	2009	2008
Average of impaired loans during the year	$27,772	$21,731	$6,531
Interest income recognized during impairment	660	36	3
Cash-basis interest income recognized	57	19	—
The following table presents the recorded investment in nonperforming loans by class of loans.

	Loans Past
	Due Over
	90 Day Still
(Dollar amounts in thousands)	Accruing	Restructured	Nonaccrual
Commercial
Commercial & Industrial	$1,462	$13,671	$11,677
Farmland	—	—	68
Non Farm, Non Residential	506	—	13,808
Agriculture	—	—	284
All Other Commercial	158	—	2,011
Residential
First Liens	971	2,605	6,141
Home Equity	45	—	—
Junior Liens	66	928	1,454
Multifamily	—	—	990
All Other Residential	—	—	150
Consumer
Motor Vehicle	91	—	259
All Other Consumer	4	—	1,675

TOTAL	$3,303	$17,204	$38,517

The Corporation has allocated $657 thousand and $0 of specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2010 and 2009. The Corporation has not committed to lend additional amounts as of December 31, 2010 and 2009 to customers with outstanding loans that are classified as troubled debt restructurings.
The following table presents the aging of the recorded investment in loans by past due category and class of loans.

			Greater
	30-59 Days	60-89 Days	than 90 days	Total
(Dollar amounts in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Total
Commercial
Commercial & Industrial	$2,619	$882	$3,868	$7,369	$405,319	$412,688
Farmland	63	198	—	261	71,672	71,933
Non Farm, Non Residential	761	1,763	4,366	6,890	260,685	267,575
Agriculture	55	—	284	339	85,275	85,614
All Other Commercial	—	135	283	418	63,217	63,635
Residential
First Liens	5,405	1,649	3,793	10,847	310,722	321,569
Home Equity	78	11	45	134	38,638	38,772
Junior Liens	287	165	175	627	33,394	34,021
Multifamily	706	—	352	1,058	32,605	33,663
All Other Residential	144	—	—	144	10,945	11,089
Consumer
Motor Vehicle	2,994	378	91	3,463	279,029	282,492
All Other Consumer	138	23	6	167	26,259	26,426

TOTAL	$13,250	$5,204	$13,263	$31,717	$1,617,760	$1,649,477

2010 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Credit Quality Indicators:
The Corporation categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Corporation analyzes loans individually by classifying the loans as to credit risk. This analysis includes non-homogeneous loans, such as commercial loans, with an outstanding balance greater than $50 thousand. Any consumer loans outstanding to a borrower who had commercial loans analyzed will be similarly risk rated. This analysis is performed on a quarterly basis. The Corporation uses the following definitions for risk ratings:
Special Mention: Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.
Substandard: Loans classified as substandard are inadequately protected by the current net worth and debt service capacity of the borrower or of any pledged collateral. These loans have a well-defined weakness or weaknesses which have clearly jeopardized repayment of principal and interest as originally intended. They are characterized by the distinct possibility that the institution will sustain some future loss if the deficiencies are not corrected.
Doubtful: Loans classified as doubtful have all the weaknesses inherent in those graded substandard, with the added characteristic that the severity of the weaknesses makes collection or liquidation in full highly questionable or improbable based upon currently existing facts, conditions, and values.
Furthermore, non-homogeneous loans which were not individually analyzed, but are 90+ days past due or on non-accrual are classified as substandard. Loans included in homogeneous pools, such as residential or consumer, may be classified as substandard due to 90+ days delinquency, non-accrual status, bankruptcy, or loan restructuring.
Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. Loans listed as not rated are either less than $50 thousand or are included in groups of homogeneous loans. As of December 31, 2010, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

		Special
(Dollar amounts in thousands)	Pass	Mention	Substandard	Doubtful	Not Rated	Total
Commercial
Commercial & Industrial	$311,258	$26,956	$63,334	$2,910	$6,977	$411,435
Farmland	66,920	1,535	1,691	68	109	70,323
Non Farm, Non Residential	208,847	29,399	24,579	3,364	544	266,733
Agriculture	82,275	602	1,008	284	154	84,323
All Other Commercial	52,704	6,188	2,799	468	1,134	63,293
Residential
First Liens	93,887	6,201	7,495	2,944	209,804	320,331
Home Equity	8,641	4,447	427	23	25,200	38,738
Junior Liens	4,796	107	1,733	167	27,090	33,893
Multifamily	22,678	8,516	1,255	990	127	33,566
All Other Residential	1,349	—	26	—	9,673	11,048
Consumer
Motor Vehicle	12,902	331	492	29	267,424	281,178
All Other Consumer	3,945	64	174	42	22,000	26,225

TOTAL	$870,202	$84,346	$105,013	$11,289	$570,236	$1,641,086

FIRST FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
8. PREMISES AND EQUIPMENT:
Premises and equipment are summarized as follows:

	December 31,
(Dollar amounts in thousands)	2010	2009
Land	$7,581	$7,305
Building and leasehold improvements	42,367	41,964
Furniture and equipment	34,700	33,520

	84,648	82,789
Less accumulated depreciation	(49,957)	(47,238)

TOTAL	$34,691	$35,551

Aggregate depreciation expense was $3.27 million, $3.25 million and $3.11 million for 2010, 2009 and 2008, respectively.
9. GOODWILL AND INTANGIBLE ASSETS:
The Corporation completed its annual impairment testing of goodwill during the second quarter of 2010 and 2009. Management does not believe any amount of goodwill is impaired.
Intangible assets subject to amortization at December 31, 2010 and 2009 are as follows:

	2010		2009
	Gross	Accumulated	Gross	Accumulated
(Dollar amounts in thousands)	Amount	Amortization	Amount	Amortization

Customer list intangible	$4,055	$3,222	$3,446	$2,912
Core deposit intangible	6,546	3,231	6,546	2,164

	$10,601	$6,453	$9,992	$5,076

In late December 2010 Forrest Sherer, Inc. paid $609 thousand to acquire an insurance agency. The only identifiable asset purchased was a customer list intangible of $609.
Aggregate amortization expense was $1.38 million, $950 thousand and $425 thousand for 2010, 2009 and 2008, respectively.
Estimated amortization expense for the next five years is as follows:

In thousands
2011	$1,059
2012	801
2013	666
2014	468
2015	337
10. DEPOSITS:
Scheduled maturities of time deposits for the next five years are as follows:

2011	$382,466
2012	145,184
2013	69,904
2014	41,782
2015	12,583

2010 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
11. SHORT-TERM BORROWINGS:
A summary of the carrying value of the Corporation’s short-term borrowings at December 31, 2010 and 2009 is presented below:

(Dollar amounts in thousands)	2010	2009
Federal funds purchased	$3,310	$5,754
Repurchase-agreements	28,936	22,578
Other short-term borrowings	1,860	2,104

	$34,106	$30,436

(Dollar amounts in thousands)	2010	2009
Average amount outstanding	$39,753	$53,930
Maximum amount outstanding at a month end	47,209	95,568
Average interest rate during year	0.82%	1.00%
Interest rate at year-end	0.83%	1.37%
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
12. OTHER BORROWINGS:
Other borrowings at December 31, 2010 and 2009 are summarized as follows:

(Dollar amounts in thousands)	2010	2009
FHLB advances	$125,793	$326,137
City of Terre Haute, Indiana economic development revenue bonds	—	6,600

TOTAL	$125,793	$332,737

The aggregate minimum annual retirements of other borrowings are as follows:

2011	$2,050
2012	20,000
2013	56,000
2014	45,000
2015	2,000
Thereafter	743

$125,793

The Corporation’s subsidiary banks are members of the Federal Home Loan Bank (FHLB) of Indianapolis and accordingly are permitted to obtain advances. The advances from the FHLB, aggregating $125.8 million at December 31, 2010, and $326.1 million at December 31, 2009, accrue interest, payable monthly, at annual rates, primarily fixed, varying from 3.1% to 6.6% in 2010 and 3.2% to 6.6% in 2009. The advances are due at various dates through August 2017. FHLB advances are, generally, due in full at maturity. They are secured by eligible securities totaling $33.1 million at December 31, 2010, and $217.6 million at December 31, 2009, and a blanket pledge on real estate loan collateral. Based on this collateral and the Corporation’s holdings of FHLB stock, the Corporation is eligible to borrow up to $227.7 million at year end 2010. Certain advances may be prepaid, without penalty, prior to maturity. The FHLB can adjust the interest rate from fixed to variable on certain advances, but those advances may then be prepaid, without penalty.
The economic development revenue bonds (bonds) require periodic interest payments each year until maturity or redemption. The interest rate, which was 0.27% at December 31, 2009, is determined by a formula which considers rates for comparable bonds and is adjusted periodically. The bonds are collateralized by a first mortgage on the Corporation’s headquarters building. The bonds mature December 1, 2015, but were retired during 2010.

FIRST FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13. INCOME TAXES:
Income tax expense is summarized as follows:

(Dollar amounts in thousands)	2010	2009	2008
Federal:
Currently payable	$15,582	$8,721	$12,238
Deferred	(4,850)	(1,574)	(4,727)

	10,732	7,147	7,511
State:
Currently payable	2,325	877	712
Deferred	(1,090)	(469)	(420)

	1,235	408	292

TOTAL	$11,967	$7,555	$7,803

The reconciliation of income tax expense with the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is summarized as follows:

(Dollar amounts in thousands)	2010	2009	2008
Federal income taxes computed at the statutory rate	$14,004	$10,596	$11,400
Add (deduct) tax effect of:
Tax exempt income	(3,400)	(3,521)	(3,505)
State tax, net of federal benefit	803	265	189
Affordable housing credits	—	—	(30)
Other, net	560	215	(251)

TOTAL	$11,967	$7,555	$7,803

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2010 and 2009, are as follows:

(Dollar amounts in thousands)	2010	2009
Deferred tax assets:
Other than temporary impairment	$5,995	$4,486
Net unrealized losses on retirement plans	8,512	7,236
Loan losses provision	9,315	7,717
Deferred compensation	8,035	7,118
Compensated absences	723	633
Post-retirement benefits	1,971	1,785
Other	1,333	1,288

GROSS DEFERRED ASSETS	35,884	30,263

Deferred tax liabilities:
Net unrealized gains on securities available-for-sale	(2,589)	(2,290)
Depreciation	(1,578)	(1,496)
Federal Home Loan Bank stock dividends	(96)	(456)
Mortgage servicing rights	(827)	(807)
Pensions	(1,865)	(2,385)
Deferred gain on acquisition	(666)	(2,039)
Other	(2,260)	(1,704)

GROSS DEFERRED LIABILITIES	(9,881)	(11,177)

NET DEFERRED TAX ASSETS (LIABILITIES)	$26,003	$19,086

2010 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unrecognized Tax Benefits — A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Dollar amounts in thousands)	2010	2009	2008
Balance at January 1	$660	$549	$803
Additions based on tax positions related to the current year	113	111	47
Additions based on tax positions related to prior years	181
Reductions for tax positions of prior years	—	—	(291)
Reductions due to the statute of limitations	(53)	—	—
Settlements	—	—	(10)

Balance at December 31	$901	$660	$549

Of this total, $901 represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in future periods. The Corporation does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next 12 months.
The total amount of interest and penalties recorded in the income statement for the years ended December 31, 2010, 2009 and 2008 was an expense increase of $43 and $9, and a reduction of $48, respectively. The amount accrued for interest and penalties at December 31, 2010, 2009 and 2008 was $116, $73 and $64, respectively.
The Corporation and its subsidiaries are subject to U.S. federal income tax as well as income tax of the states of Indiana and Illinois. The Corporation is no longer subject to examination by taxing authorities for years before 2007.
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
Commitment and contingent liabilities are summarized as follows at December 31:

(Dollar amounts in thousands)	2010	2009
Home Equity	$44,236	$43,385
Commercial Operating Lines	203,991	206,294
Other Commitments	45,436	40,480

TOTAL	$293,663	$290,159

Commercial letters of credit	$13,414	$15,791
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
Derivatives: The Corporation enters into derivative instruments for the benefit of its customers. At the inception of a derivative contract, the Corporation designates the derivative as an instrument with no hedging designation (“standalone derivative”). Changes in the fair value of derivatives are reported currently in earnings as non-interest income. Net cash settlements on derivatives that do not qualify for hedge accounting are reported in non-interest income.
First Financial Bank offers clients the ability on certain transactions to enter into interest rate swaps. Typically, these are pay fixed, receive floating swaps used in conjunction with commercial loans. These derivative contracts do not qualify for hedge accounting. The Bank hedges the exposure to these contracts by entering into offsetting contracts with substantially matching terms. The notional amount of these interest rate swaps was $30.5 and $32.6 million at December 31, 2010 and 2009. The fair value of these contracts combined was zero, as gains offset losses. The gross gain and loss associated with these interest rate swaps was $1.3 million and $889 thousand at December 31, 2010 and 2009.

FIRST FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
Assets in the ESOP are considered in calculating the funding to the defined benefit plan required to provide such benefits. Any shortfall of benefits under the ESOP are to be provided by the defined benefit plan. The ESOP may provide benefits beyond those determined under the defined benefit plan. Contributions to the ESOP are determined by the Corporation’s Board of Directors. The Corporation made contributions to the defined benefit plan of $1.30 million, $1.20 million and $1.73 million in 2010, 2009 and 2008. The Corporation contributed $1.35 million, $971 thousand and $1.28 million to the ESOP in 2010, 2009 and 2008.
The Corporation uses a measurement date of December 31, 2010.
Net periodic benefit cost and other amounts recognized in other comprehensive income included the following components:

(Dollar amounts in thousands)	2010	2009	2008
Service cost — benefits earned	$3,093	$3,100	$3,031
Interest cost on projected benefit obligation	3,313	3,296	2,908
Expected return on plan assets	(3,400)	(3,857)	(3,292)
Net amortization and deferral	964	625	711

Net periodic pension cost	3,970	3,164	3,358

Net loss (gain) during the period	4,466	4,762	—
Amortization of prior service cost	18	29	18
Amortization of unrecognized gain (loss)	(982)	(353)	(729)

Total recognized in other comprehensive income (loss)	3,502	4,438	(711)

Total recognized net periodic pension cost and other comprehensive income	$7,472	$7,602	$2,647

The estimated net loss and prior service costs for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $986 thousand and $166 thousand.
The information below sets forth the change in projected benefit obligation, reconciliation of plan assets, and the funded status of the Corporation’s retirement program. Actuarial present value of benefits is based on service to date and present pay levels.

(Dollar amounts in thousands)	2010	2009
Change in benefit obligation:
Benefit obligation at January 1	$55,914	$56,476
Service cost	3,093	3,100
Interest cost	3,313	3,296
Amendment	2,315	—
Actuarial (gain) loss	4,820	(4,672)
Benefits paid	(2,449)	(2,286)

Benefit obligation at December 31	67,006	55,914

Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	42,199	47,892
Actual return on plan assets	6,070	(5,578)
Employer contributions	2,644	2,171
Benefits paid	(2,449)	(2,286)

Fair value of plan assets at December 31	48,464	42,199

Funded status at December 31 (plan assets less benefit obligation)	$(18,542)	$(13,715)

2010 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Amounts recognized in accumulated other comprehensive income at December 31, 2010 and 2009 consist of:

(Dollar amounts in thousands)	2010	2009
Net loss (gain)	$19,164	$17,994
Prior service cost (credit)	2,259	(74)

	$21,423	$17,920

The accumulated benefit obligation for the defined benefit pension plan was $55,304 and $45,964 at year-end 2010 and 2009.

Principal assumptions used:	2010	2009
Discount rate	5.54%	5.96%
Rate of increase in compensation levels	3.75	3.75
Expected long-term rate of return on plan assets	8.00	8.00
The expected long-term rate of return was estimated using market benchmarks for equities and bonds applied to the plan’s target asset allocation. Management estimated the rate by which plan assets would perform based on historical experience as adjusted for changes in asset allocations and expectations for future return on equities as compared to past periods.
Plan Assets — The Corporation’s pension plan weighted-average asset allocation for the years 2010 and 2009 by asset category are as follows:

			Pension		ESOP
	Pension Plan	ESOP	Pecentage of Plan		Pecentage of Plan
	Target Allocation	Target Allocation	Assets at December 31,		Assets at December 31,
ASSET CATEGORY	2011	2011	2010	2009	2010	2009
Equity securities	61-63%	99-100%	64%	57%	100%	100%
Debt securities	33-36%	0-0	33%	35%	0%	0%
Other	1-6%	0-1	3%	8%	0%	0%

TOTAL			100%	100%	100%	100%
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
The Corporation used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:
Equity, Debt, Investment Funds and Other Securities — The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).
The fair value of the plan assets at December 31, 2010 and 2009, by asset category, is as follows:

		Fair Value Measurments at
		December 31, 2010 Using:
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Obsevable	Obsevable
	Carrying	Identical Assets	Inputs	Inputs
(Dollar amounts in thousands)	Value	(Level 1)	(Level 2)	(Level 3)
Plan assets
Equity securities	$41,405	$41,405	$—	$—
Debt securities	5,504	—	5,504	—
Investment Funds	1,555	1,555	—	—

Total plan assets	$48,464	$42,960	$5,504	$—

FIRST FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

		Fair Value Measurments at
		December 31, 2009 Using:
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Obsevable	Obsevable
	Carrying	Identical Assets	Inputs	Inputs
(Dollar amounts in thousands)	Value	(Level 1)	(Level 2)	(Level 3)
Plan assets
Equity securities	$32,583	$32,583	$—	$—
Debt securities	8,133	—	8,133	—
Investment Funds	1,483	1,483	—	—

Total plan assets	$42,199	$34,066	$8,133	$—

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
Equity securities include First Financial Corporation common stock in the amount of $29.7 million (61 percent of total plan assets) and $25.3 million (60 percent of total plan assets) at December 31, 2010 and 2009, respectively. Other equity securities are predominantly stocks in large cap U.S. companies.
Contributions — The Corporation expects to contribute $4.9 million to its pension plan and $1.4 million to its ESOP in 2010.
Estimated Future Payments — The following benefit payments, which reflect expected future service, are expected:
PENSION BENEFITS
(Dollar amounts in thousands)

2011	$1,089
2012	1,294
2013	1,351
2014	1,693
2015	1,959
2016-2020	12,887
Supplemental Executive Retirement Plan — The Corporation has established a Supplemental Executive Retirement Plan (SERP) for certain executive officers. The provisions of the SERP allow the Plan’s participants who are also participants in the Corporation’s defined benefit pension plan to receive supplemental retirement benefits to help recompense for benefits lost due to the imposition of IRS limitations on benefits under the Corporation’s tax qualified defined benefit pension plan. Expenses related to the plan were $241 thousand in 2010 and $196 thousand in 2009. The plan is unfunded and has a measurement date of December 31. The amounts recognized in other comprehensive income in the current year are as follows:

(Dollar amounts in thousands)	2010	2009	2008
Net loss (gain) during the period	$(90)	$—	$—
Amortization of prior service cost	(74)	(74)	(74)
Amortization of unrecognized gain (loss)	66	(37)	5

Total recognized in other comprehensive income (loss)	$(98)	$(111)	$(69)

The Corporation has $1.3 million and $1.2 million recognized in the balance sheet as a liability at December 31, 2010 and 2009. Amounts in accumulated other comprehensive income consist of $170 thousand net gain and $74 thousand in prior service cost at December 31, 2010 and $146 thousand net gain and $148 thousand in prior service cost at December 31, 2009. The estimated gain and prior service costs for the SERP that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $39 thousand and $74 thousand.

2010 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Estimated Future Payments — The following benefit payments, which reflect expected future service, are expected:
SERP BENEFITS
(Dollar amounts on thousands)

2011	$—
2012	131
2013	130
2014	128
2015	126
2016-2020	600
The Corporation also provides medical benefits to its employees subsequent to their retirement. The Corporation uses a measurement date of December 31, 2010. Accrued post-retirement benefits as of December 31, 2010 and 2009 are as follows:

	December 31,
(Dollar amounts in thousands)	2010	2009
Change in benefit obligation:
Benefit obligation at January 1	$4,425	$4,248
Service cost	63	109
Interest cost	218	240
Plan participants’ contributions	67	26
Actuarial (gain) loss	—	16
Benefits paid	(273)	(214)

Benefit obligation at December 31	$4,500	$4,425

Funded status at December 31	$4,500	$4,425

Amounts recognized in accumulated other comprehensive income consist of a net loss of $575 thousand and $180 thousand in transition obligation at December 31, 2010 and $410 thousand net loss and $241 thousand in transition obligation at December 31, 2009. The post-retirement benefits paid in 2010 and 2009 of $273 thousand and $214 thousand, respectively, were fully funded by company and participant contributions.
The estimated transition obligation for the post-retirement benefit plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $60 thousand.
Weighted average assumptions at December 31:

	December 31,
	2010	2009
Discount rate	5.54%	5.25%
Initial weighted health care cost trend rate	7.50	7.50
Ultimate health care cost trend rate	5.00	5.00
Year that the rate is assumed to stabilize and remain unchanged	2014	2013

FIRST FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Post-retirement health benefit expense included the following components:

	Years Ended December 31,
(Dollar amounts in thousands)	2010	2009	2008
Service cost	$64	$70	$125
Interest cost	218	240	238
Amortization of transition obligation	60	60	60
Recognized actuarial loss	12	—	11

Net periodic benefit cost	$354	$370	$434

Net loss (gain) during the period	$—	$—	$—
Amortization of prior service cost	(60)	(60)	(60)
Amortization of unrecognized gain (loss)	(153)	(110)	(11)

Total recognized in other comprehensive income (loss)	$(213)	$(170)	$(71)

Total recognized net periodic benefit cost and other comprehensive income	$141	$200	$363

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

	1% Point	1% Point
(Dollar amounts in thousands)	Increase	Decrease
Effect on total of service and interest cost components	$51	$(47)
Effect on post-retirement benefit obligation	4	(4)
Contributions — The Corporation expects to contribute $210 thousand to its other post-retirement benefit plan in 2011.
Estimated Future Payments — The following benefit payments, which reflect expected future service, are expected:
Post-Retirement Medical Benefits
(Dollar amounts in thousands)

2011	$233
2012	247
2013	249
2014	255
2015	263
2016-2020	1,390

2010 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
16. OTHER COMPREHENSIVE INCOME (LOSS):
Other comprehensive income (loss) components and related taxes were as follows:

	December 31,
(Dollar amounts in thousands)	2010	2009	2008
Unrealized holding gains and (losses) on securities available-for-sale	$(6,291)	$9,950	$(19,580)
Change in unrealized gains (losses) on securities available-for-sale for which a portion of OTTI has been recognized in earnings	$4,101	$(2,599)	$—
Reclassification adjustments for (gains) and losses later recognized in income	2,939	10,765	5,787
Reclassification adjustment for prior OTTI charges		(5,555)	—

Net unrealized gains and (losses)	749	12,561	(13,793)
Tax effect	(300)	(5,025)	5,517

Other comprehensive income (loss)	$449	$7,536	$(8,276)

Unrecognized gains and (losses) on benefit plans	$(4,376)	$(4,762)	$—
Amortization of prior service cost included in net periodic pension cost	116	105	116
Amortization of unrecognized gains (losses) included in net periodic pension cost	1,069	500	735

Benefit plans, net	(3,191)	(4,157)	851
Tax Effect	1,277	1,663	(340)

Other comprehensive income (loss)	$(1,914)	$(2,494)	$511

The following is a summary of the accumulated other comprehensive income balances, net of tax:

	Balance	Current	Balance
	at	Period	at
(Dollar amounts in thousands)	12/31/2009	Change	12/31/2010
Unrealized gains (losses) on securities available-for-sale	$3,434	$449	$3,883
Unrealized loss on retirement plans	(11,338)	(1,914)	(13,252)

TOTAL	$(7,904)	$(1,465)	$(9,369)

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
Further, the Corporation’s primary source of funds to pay dividends to shareholders is dividends from its subsidiary banks and compliance with these capital requirements can affect the ability of the Corporation and its banking affiliates to pay dividends. At December 31, 2010, approximately $27.2 million of undistributed earnings of the subsidiary banks, included in consolidated retained earnings, were available for distribution to the Corporation without regulatory approval. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and Banks must meet specific capital guidelines that involve quantitative measures of the Corporation’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation’s and Banks’ capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.
Quantitative measures established by regulation to ensure capital adequacy require the Corporation and Banks to maintain minimum amounts and ratios of Total and Tier I Capital to risk-weighted assets, and of Tier I Capital to average assets. Management believes, as of December 31, 2010 and 2009, that the Corporation meets all capital adequacy requirements to which it is subject.
As of December 31, 2010, the most recent notification from the respective regulatory agencies categorized the subsidiary banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the banks must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the banks’ category.

FIRST FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table presents the actual and required capital amounts and related ratios for the Corporation and First Financial Bank, N.A., at year-end 2010 and 2009.

					To Be Well Capitalized
			For Capital		Under Promt Corrective
	Actual		Adequacy Purposes		Action Provisions
(Dollar amounts in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk-based capital
Corporation – 2010	$341,965	17.82%	$153,497	8.00%	N/A	N/A
Corporation – 2009	$321,604	16.44%	$156,502	8.00%	N/A	N/A
First Financial Bank – 2010	320,247	17.29%	148,185	8.00%	185,231	10.00%
First Financial Bank – 2009	305,100	16.09%	151,688	8.00%	189,611	10.00%

Tier I risk-based capital
Corporation – 2010	$319,629	16.66%	$76,748	4.00%	N/A	N/A
Corporation – 2009	$302,167	15.45%	$78,251	4.00%	N/A	N/A
First Financial Bank – 2010	301,232	16.26%	74,093	4.00%	111,139	6.00%
First Financial Bank – 2009	288,791	15.23%	75,844	4.00%	113,766	6.00%

Tier I leverage capital
Corporation – 2010	$319,629	12.68%	$100,847	4.00%	N/A	N/A
Corporation – 2009	$302,167	12.01%	$100,630	4.00%	N/A	N/A
First Financial Bank – 2010	301,232	12.37%	97,420	4.00%	121,776	5.00%
First Financial Bank – 2009	288,791	11.86%	97,393	4.00%	121,742	5.00%
18. PARENT COMPANY CONDENSED FINANCIAL STATEMENTS:
The parent company’s condensed balance sheets as of December 31, 2010 and 2009, and the related condensed statements of income and cash flows for each of the three years in the period ended December 31, 2010, are as follows:
CONDENSED BALANCE SHEETS

	December 31,
(Dollar amounts in thousands)	2010	2009
ASSETS
Cash deposits in affiliated banks	$9,269	$9,005
Investments in subsidiaries	317,415	305,380
Land and headquarters building, net	5,174	5,349
Other	2,980	6,710

Total Assets	$334,838	$326,444

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Borrowings (including $1.0 million from subsidiary)	$—	$7,636
Dividends payable	6,050	5,908
Other liabilities	7,071	6,417

TOTAL LIABILITIES	13,121	19,961

Shareholders’ Equity	321,717	306,483

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$334,838	$326,444

2010 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CONDENSED STATEMENTS OF INCOME

	Years Ended December 31,
(Dollar amounts in thousands)	2010	2009	2008
Dividends from subsidiaries	$16,400	$14,300	$14,836
Other income	1,279	816	1,010
Interest on borrowings	(70)	(121)	(362)
Other operating expenses	(4,314)	(3,462)	(3,342)

Income before income taxes and equity in undistributed earnings of subsidiaries	13,295	11,533	12,142
Income tax benefit	1,248	1,092	1,124

Income before equity in undistributed earnings of subsidiaries	14,543	12,625	13,266
Equity in undistributed earnings of subsidiaries	13,501	10,095	11,503

Net income	$28,044	$22,720	$24,769

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(Dollar amounts in thousands)	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$28,044	$22,720	$24,769
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	262	250	263
Equity in undistributed earnings	(13,501)	(10,095)	(11,503)
Contribution of shares to ESOP	1,347	971	1,277
Securities impairment loss recognized in earnings	549	—	—
Securities (gains) losses	(1,048)	—	—
Increase (decrease) in other liabilities	655	(167)	638
(Increase) decrease in other assets	(832)	638	1,010

NET CASH FROM OPERATING ACTIVITIES	15,476	14,317	16,454

CASH FLOWS FROM INVESTING ACTIVITIES:
Sales of securities available-for-sale	4,999	—	—
Purchase of investment securities	(12)	(19)	(928)
Purchase of furniture and fixtures	(13)	(21)	(4)

NET CASH FROM INVESTING ACTIVITIES	4,974	(40)	(932)

CASH FLOWS FROM FINANCING ACTIVITIES:

Principal payments on borrowings	(7,636)	—	(2,400)
Purchase of treasury stock	(610)	(616)	(1,464)
Dividends paid	(11,940)	(11,806)	(11,548)

NET CASH FROM FINANCING ACTIVITES	(20,186)	(12,422)	(15,412)
NET (DECREASE) INCREASE IN CASH	264	1,855	110
CASH, BEGINNING OF YEAR	9,005	7,150	7,040

CASH, END OF YEAR	$9,269	$9,005	$7,150

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$87	$124	$358

Income taxes	$15,713	$13,485	$11,657

FIRST FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
19. SELECTED QUARTERLY DATA (UNAUDITED):

	2010
			Net	Provision		Net
	Interest	Interest	Interest	For Loan	Net	Income
(Dollar amounts in thousands)	Income	Expense	Income	Losses	Income	Per Share
March 31	$31,192	$7,911	$23,281	$2,430	$5,686	$0.43
June 30	$30,980	$6,899	$24,081	$2,190	$7,713	$0.59
September 30	$31,186	$6,533	$24,653	$2,390	$6,293	$0.48
December 31	$30,224	$5,623	$24,601	$2,190	$8,352	$0.64

	2009
			Net	Provision		Net
	Interest	Interest	Interest	For Loan	Net	Income
(Dollar amounts in thousands)	Income	Expense	Income	Losses	Income	Per Share
March 31	$31,186	$10,723	$20,463	$2,830	$4,530	$0.35
June 30	$30,658	$10,082	$20,576	$2,860	$4,621	$0.35
September 30	$32,224	$9,357	$22,867	$3,690	$7,719	$0.59
December 31	$32,187	$9,099	$23,088	$2,490	$5,850	$0.45

2010 ANNUAL REPORT
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of First Financial Corporation:
We have audited the accompanying consolidated balance sheets of First Financial Corporation as of December 31, 2010 and 2009 and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. We also have audited First Financial Corporation’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). First Financial Corporation’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the company’s internal control over financial reporting based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Financial Corporation as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion First Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control —Integrated Framework issued by the COSO.
Indianapolis, Indiana March 15, 2011

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
Management assessed the Corporation’s system of internal control over financial reporting as of December 31, 2010, in relation to criteria for effective internal control over financial reporting as described in “Internal Control—Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2010, its system of internal control over financial reporting is effective and meets the criteria of the “Internal Control—Integrated Framework.”
Crowe Horwath LLP, independent registered public accounting firm, has issued a report dated March 15, 2011 on the Corporation’s internal control over financial reporting.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s discussion and analysis reviews the financial condition of First Financial Corporation at December 31, 2010 and 2009, and the results of its operations for the three years ended December 31, 2010. Where appropriate, factors that may affect future financial performance are also discussed. The discussion should be read in conjunction with the accompanying consolidated financial statements, related footnotes and selected financial data.
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

2010 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS
First Financial Corporation (the Corporation) is a financial services company. The Corporation, which is headquartered in Terre Haute, Ind., offers a wide variety of financial services including commercial, mortgage and consumer lending, lease financing, trust account services, depositor services and insurance services through its three subsidiaries. At the close of business in 2010 the Corporation and its subsidiaries had 813 full-time equivalent employees.
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
The Corporation’s business activities are centered in west-central Indiana and east-central Illinois. The Corporation has no foreign activities other than periodically investing available funds in time deposits held in foreign branches of domestic banks. Forrest Sherer Inc. is a premier regional supplier of insurance, surety and other financial products. The Forrest Sherer brand is well recognized in the Midwest, with more than 57 professionals and over 89 years of successful service to both businesses and households in their market area. The agency has representation agreements with more than 40 regional and national insurers to market their products of property and casualty insurance, surety bonds, employee benefit plans, life insurance and annuities.
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
Allowance for loan losses. The allowance for loan losses represents management’s estimate of losses inherent in the existing loan portfolio. The allowance for loan losses is increased by the provision for loan losses charged to expense and reduced by loans charged off, net of recoveries. The allowance for loan losses is determined based on management’s assessment of several factors: reviews and evaluations of specific loans, changes in the nature and volume of the loan portfolio, current economic and nonperforming loans.Loans are considered impaired if, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest according to the contractual terms of the loan agreement. When a loan is deemed impaired, impairment is measured by using the fair value of underlying collateral, the present value of the future cash flows discounted at the effective interest rate stipulated in the loan agreement, or the estimated market value of the loan. In measuring the fair value of the collateral, management uses assumptions (e.g., discount rate) and methodologies (e.g., comparison to the recent selling price of similar assets) consistent with those that would be utilized by unrelated third parties.
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
Securities valuation. Securities available-for-sale are carried at fair value, with unrealized holding gains and losses reported separately in accumulated other comprehensive income (loss), net of tax. The Corporation obtains market values from a third party on a monthly basis in order to adjust the securities to fair value. Equity securities that do not have readily determinable fair values are carried at cost. Additionally, all securities are required to be written down to fair value when a decline in fair value is other than temporary; therefore, future changes in the fair value of securities could have a significant impact on the Corporation’s operating results. In determining whether a market value decline is other than temporary, management considers the reason for the decline, the extent of the decline, the duration of the decline and whether the Corporation intends to sell a security or is more likely than not to be required to sell a security before recovery of its amortized cost.
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

FIRST FINANCIAL CORPORATION
RESULTS OF OPERATIONS — SUMMARY FOR 2010
COMPARISON OF 2010 TO 2009
Net income for 2010 was $28.0 million, or $2.14 per share. This represents a 23.4% increase in net income and a 23.7% increase in earnings per share, compared to 2009. Return on assets at December 31, 2010 increased 16.8% to 1.11% compared to 0.95% at December 31, 2009.
NET INTEREST INCOME
The principal source of the Corporation’s earnings is net interest income, which represents the difference between interest earned on loans and investments and the interest cost associated with deposits and other sources of funding. Net interest income was increased in 2010 to $96.6 million compared to $87.0 million in 2009. Total average interest earning assets grew to $2.34 billion in 2010 from $2.24 billion in 2009. The tax-equivalent yield on these assets decreased to 5.50% in 2010 from 5.88% in 2009. Total average interest-bearing liabilities increased to $1.84 billion in 2010 from $1.77 billion in 2009. The average cost of these interest-bearing liabilities decreased to 1.47% in 2010 from 2.22% in 2009.
The net interest margin increased from 4.13% in 2009 to 4.35% in 2010. This increase is primarily the result of the decreased costs of funding provided by interest-bearing liabilities. Earning asset yields decreased 38 basis points while the rate on interest-bearing liabilities decreased by 75 basis points.
The following table sets forth the components of net interest income due to changes in volume and rate. The table information compares 2010 to 2009 and 2009 to 2008.

	2010 Compared to 2009 Increase				2009 Compared to 2008 Increase
	(Decrease) Due to				(Decrease) Due to
			Volume/				Volume/
(Dollar amounts in thousands)	Volume	Rate	Rate	Total	Volume	Rate	Rate	Total
Interest earned on interest-earning assets:
Loans (1) (2)	$4,473	$(3,340)	$(156)	$977	$7,709	$(11,526)	$(884)	$(4,701)
Taxable investment securities	(580)	(3,672)	94	(4,158)	(154)	(2,408)	15	(2,547)
Tax-exempt investment securities (2)	409	(149)	(5)	255	256	(278)	(5)	(27)
Federal funds sold	92	(7)	(42)	43	(352)	(455)	315	(492)

Total interest income	$4,394	$(7,168)	$(109)	$(2,883)	$7,459	$(14,667)	$(559)	$(7,767)

Interest paid on interest-bearing liabilities:
Transaction accounts	740	(1,579)	(380)	(1,219)	306	(6,679)	(212)	(6,585)
Time deposits	569	(4,509)	(139)	(4,079)	1,188	(5,418)	(279)	(4,509)
Short-term borrowings	(110)	(133)	27	(216)	469	(692)	(304)	(527)
Other borrowings	(5,817)	(1,549)	525	(6,841)	(749)	(835)	33	(1,551)

Total interest expense	(4,618)	(7,770)	33	(12,355)	1,214	(13,624)	(762)	(13,172)

Net interest income	$9,012	$602	$(142)	$9,472	$6,245	$(1,043)	$203	$5,405

(1)	For purposes of these computations, nonaccruing loans are included in the daily average loan amounts outstanding.

(2)	Interest income includes the effect of tax equivalent adjustments using a federal tax rate of 35%.

2010 ANNUAL REPORT
RESULTS OF OPERATIONS — SUMMARY FOR 2010
PROVISION FOR LOAN LOSSES
The provision for loan losses charged to expense is based upon credit loss experience and the results of a detailed analysis estimating an appropriate and adequate allowance for loan losses. The analysis includes the evaluation of impaired loans as prescribed under Accounting Standards Codification (ASC-310), pooled loans as prescribed under ASC 450-10, and economic and other risk factors as outlined in various Joint Interagency Statements issued by the bank regulatory agencies. For the year ended December 31, 2010, the gross provision for loan losses was $9.2 million net, a decrease of $2.7 million, or 22.5%, compared to 2009. The 2010 provision was reduced by $1.7 million for the offset of loans identified in the analysis of potential loan losses that are subject to the loss share agreement with the FDIC. Of those anticipated losses, 80% can be reimbursed by the FDIC and the FDIC indemnification asset has a corresponding increase of $1.7 million for those anticipated losses. The decrease was the result of several components related to the analysis of the Corporation’s Allowance for Loan and Lease Losses, including decreasing delinquencies.
Net charge-offs for 2010 were $8.0 million as compared to $8.7 million for 2009 and $6.9 million for 2008. Non-accrual loans increased 7.13% to $38.5 million at December 31, 2010 from $36.0 million at December 31, 2009. Loans past due 90 days and still on accrual decreased 61.2% to $3.2 million compared to $8.2 million at December 31, 2009
NON-INTEREST INCOME
Non-interest income of $29.8 million increased $1.3 million from the $28.5 million earned in 2009. This increase was despite the onetime events in 2009 of the gain on bargain purchase of $5.1 million and the gain on sale of the credit card portfolio of $2.5 million. They were offset by a reduction in losses recorded for other-than-temporarily impaired securities of $6.5 million along with gain from the sale of securities of $1.3 million.
NON-INTEREST EXPENSES
Non-interest expenses increased to $77.2 million for 2010 from $73.4 million for 2009. Salaries and employee benefits increased 6.2% or $2.6 million. Approximately $1.5 million of this increase relates to a full year of salary and employee expense related to the First National Bank of Danville acquisition in 2009 that only reflected half a year of those costs. Occupancy and equipment expenses increased $294 thousand or 3.2%. Other expenses increased $1.3 million, with much of the increase related to loan collection costs and expenses associated with increased usage of electronic banking products.
INCOME TAXES
The Corporation’s federal income tax provision was $12.0 million in 2010 compared to a provision of $7.6 million in 2009. The overall effective tax rate in 2010 of 29.9% compared to a 2009 effective rate of 25.0% as nontaxable income declined slightly and taxable income increased.
COMPARISON OF 2009 TO 2008
Net income for 2009 was $22.7 million or $1.73 per share compared to $24.8 million in 2008 or $1.89 per share. This reduction in net income was the combination of other-than-temporary impairment of securities that reduced income $10 8 million before taxes that was reduced by increased gains from sale of loans of $4.0 million and the gain from the acquisition of a failed bank from the FDIC of $5.1 million, both also before taxes.
Net interest income increased $5.5 million in 2009 compared to 2008 as total average interest-earning assets increased $98.3 million and the tax-equivalent net interest margin increased to 4.13% in 2009 from 4.06% in 2008. This increase was primarily the result of the cost of funding declining at a faster pace than the decline in the earnings on earning assets.
The provision for loan losses increased $4.0 million from $7.9 million in 2008 to $11.9 million in 2009 as net charge-offs increased $1.8 million to $8.7 million in 2009 from $6.9 million in 2008. Net non-interest income and expense increased $3.8 million from 2008 to 2009. Non-interest expenses increased $6.9 million while non-interest income increased $3.1 million. The increase in non-interest income resulted primarily from the gain on acquisition of a failed financial institution from the FDIC of $5.1 million before taxes. The gain on loan sales was nearly offset by the increase in losses associated with other-than-temporary impairment of securities.
The provision for income taxes fell $248 thousand million from 2008 to 2009 and the effective tax rate increased 1% in 2009 from 2008 as there was less tax exempt income.
COMPARISON AND DISCUSSION OF 2010 BALANCE SHEET TO 2009
The Corporation’s total assets decreased 2.7% or $67.6 million at December 31, 2010, from a year earlier. Available-for-sale securities decreased $26.4 million at December 31, 2010, from the previous year. Loans, net of unearned income, increased by $8.4 million to $1.64 billion. Deposits increased by $113.3 million while borrowings decreased by $203.3 million. Total shareholders’ equity increased $15.2 million to $321.7 million at December 31, 2010. Net income was partially offset by higher dividends and the continued repurchase of corporate stock. The Corporation increased purchases of treasury stock in 2010, acquiring 23,000 shares at a cost of $610 thousand compared to 22,000 shares during 2009 at a cost of $616 thousand. There were also 45,000 shares from the treasury with a value of $1.35 million that were contributed to the ESOP plan in 2010 compared to 35,000 shares with a value of $971 thousand in 2009.
Following is an analysis of the components of the Corporation’s balance sheet.

FIRST FINANCIAL CORPORATION
FINANCIAL CONDITION — SUMMARY
SECURITIES
The Corporation’s investment strategy seeks to maximize income from the investment portfolio while using it as a risk management tool and ensuring safety of principal and capital. During 2010 the portfolio’s balance decreased by 4.5%. The average life of the portfolio increased from 4.4 years in 2009 to 4.5 years in 2010. The portfolio structure will continue to provide cash flows to be reinvested during 2010.

	1 year and less		1 to 5 years		5 to 10 years		Over 10 Years		2010
(Dollar amounts in thousands)	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate	Total
U.S. government sponsored entity mortgage-backed securities and agencies (1)	$7	8.00%	$19,780	4.25%	$89,176	4.43%	$195,672	4.66%	$304,635
Collateralized mortgage obligations (1)	—	0.00%	—	0.00%	23	9.78%	94,434	4.26%	94,457
States and political subdivisions	10,437	2.21%	35,444	1.82%	47,672	3.71%	63,987	4.01%	157,540
Corporate obligations	—	0.00%	—		—	0.00%	2,190	0.09%	2,190

Total	10,444	2.21%	55,224	2.69%	136,871	4.18%	356,283	4.41%	558,822

Equities		0.00%		0.00%		0.00%	2,024	0.00%	2,024

TOTAL	$10,444		$55,224		$136,871		$358,307		$560,846

(1)	Distribution of maturities is based on the estimated life of the asset.

	1 year and less		1 to 5 years		5 to 10 years		Over 10 Years		2009
(Dollar amounts in thousands)	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate	Total
U.S. government sponsored entity mortgage-backed securities and agencies (1)	$2,062	0.61%	$31,339	4.20%	$88,652	4.53%	$182,446	5.21%	$304,499
Collateralized mortgage obligations (1)	—	0.00%	—	0.00%	27	9.80%	119,537	4.70%	119,564
States and political subdivisions	7,060	7.10%	37,980	7.52%	44,066	6.54%	59,627	6.48%	148,733
Corporate obligations	—	0.00%	7,072	5.60%	—	0.00%	1,416	0.09%	8,488

Total	9,122	5.63%	76,391	5.98%	132,745	5.20%	363,026	5.23%	581,284

Equities		0.00%		0.00%		0.00%	5,962	0.00%	5,962

TOTAL	$9,122		$76,391		$132,745		$368,988		$587,246

(1)	Distribution of maturities is based on the estimated average life of the asset.

2010 ANNUAL REPORT
FINANCIAL CONDITION — SUMMARY
LOAN PORTFOLIO
Loans outstanding by major category as of December 31 for each of the last five years and the maturities at year end 2010 are set forth in the following analyses.

(Dollar amounts in thousands)	2010	2009	2008	2007	2006
Loan Category
Commercial	$896,107	$870,977	$720,281	$717,556	$674,515
Residential	437,576	447,379	436,388	449,554	462,556
Consumer	307,403	314,561	303,123	263,091	257,070

TOTAL	$1,641,086	$1,632,917	$1,459,792	$1,430,201	$1,394,141

Credit card loans held-for-sale	$—	$—	$12,800	$14,068	$—

		After One
	Within	But Within	After Five
(Dollar amounts in thousands)	One Year	Five Years	Years	Total
MATURITY DISTRIBUTION
Commercial, financial and agricultural	$333,925	$483,890	$78,292	$896,107

TOTAL

Residential				437,576
Consumer				307,403

TOTAL				$1,641,086

Loans maturing after one year with:
Fixed interest rates		$129,750	$57,242
Variable interest rates		354,140	21,050

TOTAL		$483,890	$78,292

FIRST FINANCIAL CORPORATION
FINANCIAL CONDITION — SUMMARY
ALLOWANCE FOR LOAN LOSSES
The activity in the Corporation’s allowance for loan losses is shown in the following analysis:

(Dollar amounts in thousands)	2010	2009	2008	2007	2006
Amount of loans outstanding at December 31,	$1,641,086	$1,632,917	$1,459,792	$1,430,201	$1,394,141

Average amount of loans by year	$1,636,254	$1,563,274	$1,451,911	$1,409,051	$1,384,138

Allowance for loan losses at beginning of year	$19,437	$16,280	$15,351	$16,169	$16,042
Loans charged off:
Commercial	7,099	2,997	2,406	3,438	2,066
Residential	872	1,881	1,274	1,026	1,617
Consumer	4,503	6,783	5,914	5,712	6,826

Total loans charged off	12,474	11,661	9,594	10,176	10,509

Recoveries of loans previously charged off:
Commercial	2,319	574	704	389	1,262
Residential	258	523	101	139	187
Consumer	1,934	1,851	1,863	2,250	2,204

Total recoveries	4,511	2,948	2,668	2,778	3,653

Net loans charged off	7,963	8,713	6,926	7,398	6,856
Provision charged to expense *	10,862	11,870	7,855	6,580	6,983

Balance at end of year	$22,336	$19,437	$16,280	$15,351	$16,169

Ratio of net charge-offs during period to average loans outstanding	0.49%	0.56%	0.48%	0.53%	0.50%

*	In 2010 the provision charged to expense was reduced by $1,662 for the increase to the FDIC Indemnification asset.
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
Included in the $1.6 billion of loans outstanding at December 31, 2010 are $46.4 million of covered loans.
The analysis of the allowance for loan losses includes the allocation of specific amounts of the allowance to individual problem loans, generally based on an analysis of the collateral securing those loans. Portions of the allowance are also allocated to loan portfolios, based upon a variety of factors including historical loss experience, trends in the type and volume of the loan portfolios, trends in delinquent and non-performing loans, and economic trends affecting our market. These components are added together and compared to the balance of our allowance at the evaluation date. The Corporation’s unallocated allowance position of $2.1 million at December 31, 2010 has increased from $0.6 million at December 31, 2009. Management has determined the unallocated allowance position to be reasonable based on the trend analysis of the loan portfolio. Non-performing loans of $58.8 million at December 31, 2010 increased from $44.3 million at December 31, 2009. Net charge-offs totaled $8.0 million compared to $8.7 million during 2009. While the net charge-off total declined, based on non-performing and delinquent loan trends, particularly in the residential portfolio, management increased the unallocated position in the allowance. The table below presents the allocation of the allowance to the loan portfolios at year-end.

	Years Ended December 31,
(Dollar amounts in thousands)	2010	2009	2008	2007	2006
Commercial	$12,809	$12,218	$9,963	$8,917	$9,043
Residential	2,873	1,546	1,485	1,233	1,364
Consumer	4,551	5,032	4,483	4,180	5,762
Unallocated	2,103	641	349	1,021	—

TOTAL ALLOWANCE FOR LOAN LOSSES	$22,336	$19,437	$16,280	$15,351	$16,169

2010 ANNUAL REPORT
FINANCIAL CONDITION — SUMMARY
NONPERFORMING LOANS
Management monitors the components and status of nonperforming loans as a part of the evaluation procedures used in determining the adequacy of the allowance for loan losses. It is the Corporation’s policy to discontinue the accrual of interest on loans where, in management’s opinion, serious doubt exists as to collectability. The amounts shown below represent non-accrual loans, loans which have been restructured to provide for a reduction or deferral of interest or principal because of deterioration in the financial condition of the borrower and those loans which are past due more than 90 days where the Corporation continues to accrue interest. In 2010 the increase in restructured loans mainly is due to five commercial loans totaling $14.9 million while the remainder is mostly smaller balance residential loans. The current economic environment has facilitated an tremendous increase in the use of restructured loans as a means to decrease losses.

(Dollar amounts in thousands)	2010	2009	2008	2007	2006
Non-accrual loans	$38,517	$35,953	$12,486	$7,971	$9,893
Restructured loans	17,094	90	98	50	52
Accruing loans past due over 90 days	3,185	8,218	3,624	4,462	4,691

	$58,796	$44,261	$16,208	$12,483	$14,636

The ratio of the allowance for loan losses as a percentage of nonperforming loans was 38% at December 31, 2010, compared to 44% in 2009. The ratio of nonperforming loans excluding covered loans was 69% at December 31, 2010 and 60% at December 31, 2009. There were $3.8 million of covered loans included in restructured loans in 2010. The following loan categories comprise significant components of the nonperforming loans at December 31, 2010 and 2009:

(Dollar amounts in thousands)	2010		2009
Non-accrual loans:
Commercial loans	$27,848	72%	$30,961	86%
Residential loans	8,735	23%	2,917	8%
Consumer loans	1,934	5%	2,075	6%

	$38,517	100%	$35,953	100%

Past due 90 days or more:
Commercial loans	$2,041	64%	$5,937	72%
Residential loans	1,052	33%	1,837	22%
Consumer loans	92	3%	444	5%

	$3,185	100%	$8,218	100%

	Covered Loans (also included above)
(Dollar amounts in thousands)	2010		2009
Non-accrual loans:
Commercial loans	$7,353	84%	$7,396	98%
Residential loans	1,394	16%	168	2%
Consumer loans	—	0%	—	0%

	$8,747	100%	$7,564	100%

Past due 90 days or more:
Commercial loans	$313	83%	$4,113	93%
Residential loans	64	17%	292	7%
Consumer loans	—	0%	2	0%

	$377	100%	$4,407	100%

Management considers the present allowance to be appropriate and adequate to cover losses inherent in the loan portfolio based on the current economic environment. However, future economic changes cannot be predicted. Deteriorating economic conditions could result in an increase in the risk characteristics of the loan portfolio and an increase in the potential for loan losses.

FIRST FINANCIAL CORPORATION
FINANCIAL CONDITION — SUMMARY
DEPOSITS
The information below presents the average amount of deposits and rates paid on those deposits for 2010, 2009 and 2008.

	2010		2009		2008
(Dollar amounts in thousands)	Amount	Rate	Amount	Rate	Amount	Rate
Non-interest-bearing demand deposits	$300,760		$280,668		$236,628
Interest-bearing demand deposits	330,168	0.23%	280,338	0.40%	247,017	1.11%
Savings deposits	540,370	0.20%	421,412	0.46%	433,179	1.60%
Time deposits:
$100,000 or more	214,266	1.85%	194,576	2.63%	183,664	3.67%
Other time deposits	483,294	2.17%	482,193	2.77%	459,916	3.54%

TOTAL	$1,868,858		$1,659,187		$1,560,404

The maturities of certificates of deposit of $100 thousand or more outstanding at December 31, 2010, are summarized as follows:

3 months or less	$50,585
Over 3 through 6 months	30,274
Over 6 through 12 months	54,879
Over 12 months	79,763

TOTAL	$215,501

OTHER BORROWINGS
Advances from the Federal Home Loan Bank decreased to $125.8 million in 2010 compared to $326.1 million in 2009. The Asset/Liability Committee reviews these investments and funding sources and considers the related strategies on a weekly basis. See Interest Rate Sensitivity and Liquidity below for more information.
CAPITAL RESOURCES
Bank regulatory agencies have established capital adequacy standards which are used extensively in their monitoring and control of the industry. These standards relate capital to level of risk by assigning different weightings to assets and certain off-balance-sheet activity. As shown in the footnote to the consolidated financial statements (“Regulatory Matters”), the Corporation’s capital exceeds the requirements to be considered well capitalized at December 31, 2010.
First Financial Corporation’s objective continues to be to maintain adequate capital to merit the confidence of its customers and shareholders. To warrant this confidence, the Corporation’s management maintains a capital position which they believe is sufficient to absorb unforeseen financial shocks without unnecessarily restricting dividends to its shareholders. The Corporation’s dividend payout ratio for 2010 and 2009 was 43.1% and 52.0%, respectively. The Corporation expects to continue its policy of paying regular cash dividends, subject to future earnings and regulatory restrictions and capital requirements.
INTEREST RATE SENSITIVITY AND LIQUIDITY
First Financial Corporation has established risk measures, limits and policy guidelines for managing interest rate risk and liquidity. Responsibility for management of these functions resides with the Asset/Liability Committee. The primary goal of the Asset/Liability Committee is to maximize net interest income within the interest rate risk limits approved by the Board of Directors.
Interest Rate Risk: Management considers interest rate risk to be the Corporation’s most significant market risk. Interest rate risk is the exposure to changes in net interest income as a result of changes in interest rates. Consistency in the Corporation’s net interest income is largely dependent on the effective management of this risk. The Asset/Liability position is measured using sophisticated risk management tools, including earnings simulation and market value of equity sensitivity analysis. These tools allow management to quantify and monitor both short-and long-term exposure to interest rate risk. Simulation modeling measures the effects of changes in interest rates, changes in the shape of the yield curve and the effects of embedded options on net interest income. This measure projects earnings in the various environments over the next three years. It is important to note that measures of interest rate risk have limitations and are dependent on various assumptions. These assumptions are inherently uncertain and, as a result, the model cannot precisely predict the impact of interest rate fluctuations on net interest income. Actual results will differ from simulated results due to timing, frequency and amount of interest rate changes as well as overall market conditions. The Committee has performed a thorough analysis of these assumptions and believes them to be valid and theoretically sound. These assumptions are continuously monitored for behavioral changes.
The Corporation from time to time utilizes derivatives to manage interest rate risk. Management continuously evaluates the merits of such interest rate risk products but does not anticipate the use of such products to become a major part of the Corporation’s risk management strategy.

2010 ANNUAL REPORT
FINANCIAL CONDITION — SUMMARY
The table below shows the Corporation’s estimated sensitivity profile as of December 31, 2010. The change in interest rates assumes a parallel shift in interest rates of 100 and 200 basis points. Given a 100 basis point increase in rates, net interest income would increase 0.19% over the next 12 months and increase 2.06% over the following 12 months. Given a 100 basis point decrease in rates, net interest income would decrease 0.92% over the next 12 months and decrease 2.27% over the following 12 months. These estimates assume all rate changes occur overnight and management takes no action as a result of this change.

Basis Point	Percentage Change in Net Interest Income
Interest Rate Change	12 months	24 months	36 months
Down 200	-2.01%	-5.29%	-7.71%
Down 100	-0.92%	-2.27%	-3.39%
Up 100	0.19%	2.06%	4.66%
Up 200	2.22%	5.54%	10.65%
Typical rate shock analysis does not reflect management’s ability to react and thereby reduce the effects of rate changes, and represents a worst-case scenario.
Liquidity Risk Liquidity is measured by the bank’s ability to raise funds to meet the obligations of its customers, including deposit withdrawals and credit needs. This is accomplished primarily by maintaining sufficient liquid assets in the form of investment securities and core deposits. The Corporation has $9.1 million of investments that mature throughout the coming 12 months. The Corporation also anticipates $111.3 million of principal payments from mortgage-backed securities. Given the current rate environment, the Corporation anticipates $9.8 million in securities to be called within the next 12 months.
CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES AND OFF-BALANCE SHEET ARRANGEMENTS
The Corporation has various financial obligations, including contractual obligations and commitments, that may require future cash payments.
Contractual Obligations: The following table presents, as of December 31, 2010, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

	Payments Due in
	Note	One year	One year	Three to	Over Five
(Dollar amounts in thousands)	Reference	or less	Three Years	Five Years	Years	Total
Deposits without a stated maturity		$1,250,931	$—	$—	$—	$1,250,931
Consumer certificates of deposit		382,466	215,088	54,365	193	652,112
Short-term borrowings	10	34,106	—	—	—	34,106
Other borrowings	11	2,050	76,000	47,000	743	125,793
Commitments: The following table details the amount and expected maturities of significant commitments as of December 31, 2010. Further discussion of these commitments is included in Note 13 to the consolidated financial statements.

	Total Amount	One year	Over One
(Dollar amounts in thousands)	Committed	or less	Year
Commitments to extend credit:
Unused loan commitments	$293,663	$171,001	$122,662
Commercial letters of credit	13,414	11,832	1,582
Commitments to extend credit, including loan commitments, standby and commercial letters of credit do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.
OUTLOOK
The Corporation’s primary market is west-central Indiana and east-central Illinois. The market is primarily driven by the retail, higher education and health care industries. Typically, this market does not expand or contract at rates that are experienced by both the state and national economies. It is not anticipated that labor conditions will improve dramatically in 2011, although a gradual improvement in both the labor markets and retail sales is anticipated. The Corporation anticipates limited growth opportunities in 2011.

FIRST FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEET — AVERAGE BALANCES AND INTEREST RATES

	December 31,
	2010			2009			2008
	Average		Yield/	Average		Yield/	Average		Yield/
(Dollar amounts in thousands)	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
ASSETS
Interest-earning assets:
Loans (1) (2)	$1,636,254	96,786	5.92%	$1,563,274	95,809	6.13%	$1,451,911	100,510	6.92%
Taxable investment securities	469,945	18,597	3.96%	482,237	22,755	4.72%	485,194	25,303	5.22%
Tax-exempt investments (2)	194,011	13,415	6.91%	188,160	13,160	6.99%	184,574	13,188	7.15%
Federal funds sold	40,934	59	0.14%	6,047	16	0.26%	19,729	507	2.57%

Total interest-earning assets	2,341,144	128,857	5.50%	2,239,718	131,740	5.88%	2,141,408	139,508	6.51%

Non-interest earning assets:
Cash and due from banks	57,940			65,069			58,676
Premises and equipment, net	35,001			32,470			32,524
Other assets	102,780			79,419			64,952
Less allowance for loan losses	(20,083)			(16,576)			(15,539)

TOTALS	$2,516,782			$2,400,100			$2,282,021

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities:
Transaction accounts	$870,538	1,856	0.21%	$701,750	3,075	0.44%	$680,196	9,660	1.42%
Time deposits	697,560	14,448	2.07%	676,769	18,469	2.73%	643,580	23,036	3.58%
Short-term borrowings	42,795	325	0.76%	53,743	541	1.01%	37,352	1,068	2.86%
Other borrowings	224,501	10,335	4.60%	339,460	17,176	5.06%	353,598	18,726	5.30%

Total interest-bearing liabilities:	1,835,394	26,964	1.47%	1,771,722	39,261	2.22%	1,714,726	52,490	3.06%

Non interest-bearing liabilities:
Demand deposits	300,760			280,668			236,628
Other	59,461			46,278			43,045

	2,195,615			2,098,668			1,994,399

Shareholders’ equity	321,167			301,432			287,622

TOTALS	$2,516,782			$2,400,100			$2,282,021

Net interest earnings		$101,893			$92,479			$87,018

Net yield on interest- earning assets			4.35%			4.13%			4.06%

(1)	For purposes of these computations, nonaccruing loans are included in the daily average loan amounts outstanding.

(2)	Interest income includes the effect of tax equivalent adjustments using a federal tax rate of 35%.

2010 ANNUAL REPORT
MARKET AND DIVIDEND INFORMATION
At year-end 2010 shareholders owned 13,151,630 shares of the Corporation’s common stock. The stock is traded on the NASDAQ Global Select Market under the symbol “THFF”. On March 8, 2011, approximately 3,101 shareholders held our common stock.
Historically, the Corporation has paid cash dividends semi-annually and currently expects that comparable cash dividends will continue to be paid in the future. The following table gives quarterly high and low trade prices and dividends per share during each quarter for 2010 and 2009.

	2010			2009
			Cash			Cash
	Trade Price		Dividends	Trade Price		Dividends
Quarter ended	High	Low	Declared	High	Low	Declared
March 31	$31.02	$26.00		$41.16	$29.76
June 30	$30.89	$25.81	$0.46	$42.67	$31.51	$0.45
September 30	$30.42	$25.31		$33.52	$28.57
December 31	$36.46	$28.83	$0.46	$31.52	$26.90	$0.45

	Period Ending
Index	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10
First Financial Corporation	100.00	134.88	111.22	165.26	126.54	150.19
Russell 2000	100.00	118.37	116.51	77.15	98.11	124.46
SNL Bank $1B-$5B	100.00	115.72	84.29	69.91	50.11	56.81